Form 40-F
period 2014-12-31
Sphere 3D Corp
filed 2015-03-31
CIK 1591956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014                Commission File Number: 001-36532
Sphere 3D Corp.
(Exact name of Registrant as specified in its charter)
Ontario, Canada
(Province or Other Jurisdiction of Incorporation or Organization)
7374
(Primary Standard Industrial Classification Code Number)
98-1220792
(I.R.S Employer Identification Number)
240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(416) 749-5999
(Address and telephone number of principal executive offices)
Sphere 3D Corp.
125 S. Market Street, Suite 1300, San Jose, California 95113
(408) 283-4700
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to section 12(b) of the Act:
Title of each class                Name of each exchanges on which registered
    Common Shares                    NASDAQ Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
____________________________________________________________
For annual reports, indicate by check mark the information filed with this Form:
[X] Annual Information Form [X] Audited Annual Financial Statements
____________________________________________________________
Indicate the number of outstanding shares of each of the Company’s classes of capital or common shares as of the close of the period covered by the annual report: 34,553,895 common shares as of December 31, 2014

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]
Indicate by check mark whether the Company has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files).
Yes [X] No [ ]

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, starting on the following section:

A.	Annual Information Form

Annual Information Form of Sphere 3D Corp. (“Sphere 3D”) for the year ended December 31, 2014.

B.	Audited Annual Financial Statements

Sphere 3D’s audited consolidated financial statements for the years ended December 31, 2014 and 2013, including the auditor’s report with respect thereto.

C.	Management’s Discussion and Analysis

Sphere 3D’s Management’s Discussion and Analysis for the year ended December 31, 2014.

SPHERE 3D CORP.

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2014

March 31, 2015

GENERAL
The information, including any financial information, disclosed in this Annual Information Form (“AIF”) is stated as at December 31, 2014 or for the year ended December 31, 2014, as applicable, unless otherwise indicated. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars and references to “$” are to the lawful currency of the United States.
Market data and other statistical information used in this AIF are based on independent industry publications, government publications, reports by market research firms, or other published independent sources. Some data is also based on good faith estimates that are derived from management’s review of internal data and information, as well as independent sources, including those listed above. Although Sphere 3D Corp. (“we”, “us”, “our”, the “Company” or “Sphere 3D”) believes these sources are reliable, Sphere 3D has not independently verified the information and cannot guarantee its accuracy or completeness.
FORWARD-LOOKING INFORMATION
Certain statements in this AIF constitute forward-looking information that involves risks and uncertainties. This forward-looking information includes, but is not limited to, statements with respect to management’s expectations regarding the future growth, results of operations, performance and business prospects of Sphere 3D. This forward-looking information relates to, among other things, the Company’s future business plans and business planning process, the Company’s uses of cash, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions. Statements with the words “could”, “expects”, “may”, “will”, “anticipates”, “assumes”, “intends”, “plans”, “believes”, “estimates”, “guidance” and similar expressions are intended to identify statements containing forward-looking information, although not all forward-looking statements include such words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.
Although management believes the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are based on the opinions, assumptions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to: the limited operating history of Sphere 3D; the ability of Sphere 3D to manage growth; the ability of Sphere 3D to integrate the businesses of Overland Storage, Inc. (“Overland”), and V3 Systems, Inc.; the impact of competition; the investment in technological innovation; any defects in components or design of Sphere 3D’s products; the retention or maintenance of key personnel; the possibility of significant fluctuations in operating results; currency fluctuations; the ability of Sphere 3D to maintain business relationships; financial, political or economic conditions; financing risks; future acquisitions; the ability of Sphere 3D to protect its intellectual property; third party intellectual property rights; volatility in the market price for the common shares of the Company; compliance by Sphere 3D with financial reporting and other requirements as a public company; conflicts of interests; future sales of common shares by Sphere 3D’s directors, officers and other shareholders; dilution and future sales of common shares; risks related to the acquisition of Overland; risks related to the business of Overland and other factors described in this AIF under the heading “Risk Factors”.
In addition, if any of the assumptions or estimates made by management prove to be incorrect, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained in this AIF. Accordingly, investors are cautioned not to place undue reliance on such statements.
All of the forward-looking information in this AIF is qualified by these cautionary statements. Statements containing forward-looking information contained herein are made only as of the date of such document. The Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

CORPORATE STRUCTURE
Sphere 3D was incorporated on May 2, 2007 under the Business Corporations Act (Ontario) as “T.B. Mining Ventures Inc.” (“T.B. Mining”). In December 2012, a subsidiary of T.B. Mining acquired 100% of the operating business of Sphere 3D Inc. and the former security holders of Sphere 3D Inc. acquired control of the Company through a reverse takeover. In connection with the reverse takeover, the Company changed its name to “Sphere 3D Corporation”. As such, all discussion of the history of the Company and all financial results contained in this AIF relate to Sphere 3D. On December 1, 2014, the Company completed the acquisition of Overland. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.”.
The Company has its main and registered office at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1.
The following sets forth the structure of the Company and its direct and indirect wholly-owned subsidiaries as at the date hereof (including the jurisdiction of incorporation):
                Sphere 3D Corp.:

•	V3 Systems Holdings, Inc. (Delaware)

•	Sphere 3D, Inc. (Canada)

◦	Frostcat Technologies, Inc. (Ontario)

•	Overland Storage, Inc. (California)

◦	Overland Storage (Europe), Ltd. (United Kingdom)

◦	Overland Storage S.a.r.L. (France)

◦	Overland Storage GmbH (Germany)

◦	Tandberg Data Corporation (Delaware)

◦	Zetta Systems, Inc. (Washington)

◦	Overland Technologies Luxembourg S.a.r.L. (Luxembourg)

▪	Tandberg Data Holdings S.a.r.L. (Luxembourg)

•	Tandberg Data SAS (France)

•	Tandberg Data (Asia) Pte., Ltd. (Singapore)

•	Tandberg Data (Japan), Inc. (Japan)

•	Tandberg Data (Hong Kong), Ltd. (Hong Kong)

•	Tandberg Data GmbH (Germany)

◦	Tandberg Data Norge AS (Norway)

▪	Guangzhou Tandberg Electronic Components Co. Ltd. (China)

GENERAL DEVELOPMENT OF THE BUSINESS OF THE MOST RECENT THREE YEARS
Sphere 3D is a virtualization technology and data management solutions provider with a portfolio of products that address the complete data continuum. Sphere 3D enables the integration of virtual applications, virtual desktops, and storage into workflow, and allows organizations to deploy a combination of public, private or hybrid cloud strategies. The Company achieves this through the sale of solutions that are derived from its primary product groups: disk systems, virtualization, and data management and storage.
Sphere 3D’s initial foray into virtualization started over five years ago, through the design of a proprietary virtualization software approach. This approach led to the creation of its own platform, namely Glassware 2.0® (“Glassware”), for the delivery of applications from a server-based computing architecture. This is accomplished through a number of unique approaches to virtualization utilized by Glassware including the use of software “containers” and “microvisors”. A container refers to software that takes an application and all the things required to run and encapsulates them with software. By doing so, users can run numerous applications from a single server and on a single copy of the operating system. A microvisor refers to the technology that allows non-Windows® based applications to run on the same servers as Windows software through the use of a lightweight emulator.
By utilizing Glassware, software is made available from a central location (hosted software). In turn, users receive access to the hosted software, irrespective of the device that a user is using to access the software. Through this approach, legacy software can be run using Glassware, even if the operating system and the machine for which it was designed is no longer sold or supported. Software publishers, who invest substantial resources to write software code, can be assured that their software can be utilized for as long as it is required and end users that invest in software can be assured that their investment is future proofed against end of life notices and compatibility issues.
In March 2014, the Company purchased certain Virtual Desktop Infrastructure (“VDI”) technology, associated trademarks and IP, and brand name “V3®”, so that it could add converged infrastructure (“CI”) as part of the Company's offerings (additional details about the acquisition can be found below). Shortly after the purchase of the assets, the Company added additional features and marketed the product to compete within the hyper-converged market segment.
VDI refers to the hosting of end user desktops on servers either on or offsite. End users then access their virtual desktops over a network using various remote display protocols. End users can access their desktop from a number of different devices and locations. Since the desktops are virtual, they can be centralized and end users can access their desktops and data from multiple locations. CI refers to the consolidating of multiple IT components into a single computing package that can then be optimized for specific use cases.
Initially, it was anticipated that VDI would allow for IT administrators to gain a centralized and efficient client environment that would be easier to maintain, upgrade and expand than physical desktops; while reducing total cost of ownership. In practice however, it turned out that VDI was faced with a number of issues that slowed adoption, including:

•	Costly implementations - typically long and expensive consulting and pilot phases, with unknown results at the end;

•	Complex scaling - traditional VDI requires complex sizing of different resources. Inaccurate estimates about future needs, and scaling becomes time consuming and expensive;

•	Performance - traditional VDI deployments suffer from poor performance compared to physical desktops; and

•	IT skill-base - most organizations lack available virtualization, storage and networking skills to design, implement and maintain a virtual desktop environment.
The V3 platform was designed to alleviate these and other barriers to VDI adoption. The V3 hyper-converged infrastructure solution includes one of the industry’s first purpose-built appliances (a type of server) for desktop virtualization. Unlike other CI solutions, V3 was designed specifically for the needs of desktop virtualization. The V3 appliance combines storage, compute, network interface, virtualization software and management software to create a single box that can be quickly and easily deployed to deliver VDI. Through the V3 Desktop Cloud Orchestrator® management software for VDI, the Company can offer a simple user interface that adds additional functionality while reducing the total cost of ownership for VDI implementations.
In May 2014, Sphere 3D entered into a definitive agreement to merge with Overland (as further described below). This acquisition allowed the Company to add a complete data management and storage portfolio to its offerings. Overland recently completed a substantial acquisition at the beginning of 2014, the purchase of Tandberg Data Holdings S.à r.l. (“Tandberg Data”). The addition of Overland provides an integrated range of technologies and services for primary, nearline, offline, and archival data storage. Data storage, management and backup brands include SnapServer®, SnapScale®, SnapSAN®, NEO® and RDX®. Collectively, these products are designed to allow easy and cost-effective management of different tiers of information over the entire data lifecycle.
The rationale for the purchase of Overland was multifaceted, but is at least partly driven by the market for converged infrastructure that is currently transforming the modern data center, coupled with current trends for hybrid cloud deployments. The portfolio of storage products are listed in greater detail under “New Products” below. In addition to providing the Company with a stronger IP portfolio, the acquisition of Overland enables us to capitalize on a global footprint that has been established over more than 30 years, consisting of a service and support infrastructure that would take significant financial and human resource investments to replicate, and a dedicated team of field sales agents, extensive number of resellers and first tier OEM partners. The Company has now assembled a stack of technologies that allows the Company, through its partners, to deliver a very competitive set of end-to-end solutions with a wide array of deployment options.
Acquisition of Overland
On December 1, 2014, the Company completed its acquisition of Overland. The acquisition was carried out pursuant to the terms and conditions contained in an Agreement and Plan of Merger dated May 15, 2014 (as amended, the “merger agreement”). Under the terms of the merger agreement, Sphere 3D issued a total of 8,556,865 common shares for all of the outstanding Overland shares on the basis of one Overland share for 0.46385 common shares. In addition, the Company issued warrants to purchase up to 1,323,897 of its common shares, options to purchase up to 168,488 common shares and 673,776 restricted share units, calculated on the basis of the exchange ratio.
Purchase of VDI Technology
On March 21, 2014, the Company acquired from V3 Systems certain Virtual Desktop Infrastructure (“VDI”) technology, including Desktop Cloud Orchestrator® software, which allows administrators to manage local, cloud hosted, or hybrid virtual desktop deployments, and a series of purpose-built, compact, efficient and easy-to-manage servers.
The purchase price for the acquired technology assets of V3 Systems was $14.4 million, consisting of $4.2 million in cash and the issuance of 1,089,867 of our common shares at $5.92. In addition, the Company may be required to pay additional “earn-out” consideration based on the achievement of certain revenue and gross margin milestones related to the VDI technology, up to an additional $5.0 million. The estimated earn-out liability was $2.5 million and $3.6 million as of December 31, 2014 and March 21, 2014, respectively. The earn-out is based on a sliding scale of revenue of up to $12.5 million from the VDI technology (subject to minimum margin realization), which will be payable at the discretion of Sphere 3D in cash or common shares (up to a maximum of 1,051,414 common shares) to be priced at a 20-day weighted average price calculated at the time the earn-out is realized. The earn-out period expires on June 21, 2015.
Listing History
On December 21, 2012, a subsidiary of T.B. Mining acquired 100% of the operating business of Sphere 3D, Inc. and the former security holders of Sphere 3D, Inc. acquired control of the Company through a reverse takeover. In connection with the reverse takeover, the Company changed its name to “Sphere 3D Corporation”.
On December 28, 2012, our common shares commenced trading on the TSX Venture Exchange (“TSXV”) under the symbol “ANY”.

On October 31, 2013, our common shares commenced trading on the OTCQX in the United States under the ticker symbol “SPIHF”.
On June 27, 2014, NASDAQ’s Listing Qualifications Department, approved our application to list the common shares and the Company commenced trading on July 8, 2014 under the symbol “ANY”. Upon commencement of trading on the NASDAQ, the common shares ceased to trade on the OTCQX.
On December 10, 2014, the Company voluntarily delisted its common shares from the TSXV.
On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.”.
2015 Developments
On January 22, 2015, the Company announced an expanded alliance with Promark Technology, Inc., a premier U.S. focused value-added distributor (“VAD”), and a wholly-owned subsidiary of Ingram Micro, Inc. Under the terms of the agreement, Promark will offer Sphere 3D’s virtualization product solutions, and continue to offer the Overland portfolio in the U.S., enabling Sphere 3D to expand its reach and better address market demand for simple, high-performance, virtualization solutions that can be deployed through distributed Private and Public Cloud Infrastructure.
On February 9, 2015, the Company announced cloud storage integration through new Google Drive support for Glassware, making it simple for users to utilize Glassware-virtualized WindowsTM applications. As a result, Glassware virtual application users will be able to utilize Google cloud storage in the same manner as physical deployments.
On March 9, 2015, the Company announced a strategic collaboration with Microsoft to enable support of Glassware on Microsoft Azure. Working together, Sphere 3D and Microsoft will provide organizations with the tools to make cloud migration of Windows based end-user computing applications from physical infrastructure to Azure simple and rapid. Glassware container technology running in Azure will help enterprise customers achieve one of the guiding principles of cloud-simplifying IT infrastructure.
On March 11, 2015, the Company announced that Glassware was able to solve platform compatibility issues for New Caney ISD, an independent school district in Texas. New Caney was one of the largest deployments of Google Chromebooks in education at the time. They were looking for a way to deliver certain Windows-based applications, including graphically intense applications used in their labs, to student Chromebooks - quickly and affordably.
SIGNIFICANT ACQUISITION
Acquisition of Overland Storage, Inc.
On December 1, 2014, the Company completed its acquisition of Overland for a purchase price of $69.7 million. The acquisition was carried out pursuant to the terms and conditions contained in an Agreement and Plan of Merger, dated May 15, 2014 (as amended, the “merger agreement”). The integration of the Overland and Sphere 3D brands positions the Company to deliver a comprehensive and innovative portfolio of products addressing the cloud, virtualization, and data storage markets.
As per the terms of the merger agreement, Overland became a wholly-owned subsidiary of Sphere 3D, and Overland’s common stock ceased to be traded on the NASDAQ Capital Market, while the common shares of Sphere 3D Corp. continues to be traded on the NASDAQ Global Market under the symbol “ANY”. Under the terms of the merger agreement, Sphere 3D issued a total of 8,556,865 common shares for all of the outstanding Overland shares on the basis of one Overland share for 0.46385 common shares. In addition, the Company issued warrants to purchase up to 1,323,897 of its common shares, options to purchase up to 168,488 common shares and 673,776 restricted share units, calculated on the basis of the exchange ratio.
On February 13, 2015, Sphere 3D filed a Form 51-102F4 Business Acquisition Report related to the Overland acquisition.

DESCRIPTION OF THE BUSINESS
Sphere 3D is a virtualization technology and data management solutions provider with a portfolio of products that address the complete data continuum. Sphere 3D enables the integration of virtual applications, virtual desktops, and storage into workflow, and allows organizations to deploy a combination of public, private or hybrid cloud strategies. The Company achieves this through the sale of solutions that are derived from its primary product groups: disk systems, virtualization, and data management and storage.
The Company has a global presence and maintains offices in multiple locations. Executive offices and our primary operations are conducted from its San Jose and San Diego, California locations. The Company's virtualization product development is primarily done from its research and development center near Toronto, Canada. The Company's European headquarters are located in Germany. The Company maintains additional offices in Singapore, Japan, and the United Kingdom.
Information about Products and Services
The Company divides its worldwide sales into three geographical regions:

•	the Americas, consisting of United States, Canada and Latin America;

•	EMEA, consisting of Europe, the Middle East and Africa; and

•	APAC, consisting of Asia Pacific countries.
Sales to customers outside of the United States represent a significant portion of our sales and international sales are subject to various risks and uncertainties.
Sales to customers inside the United States comprised $3.8 million of Americas net revenue during the year ended December 31, 2014. Sales to customers in Germany accounted for $1.9 million of EMEA's net revenues during the year ended December 31, 2014. No other foreign country had customers that accounted for 10% or more of net revenue in 2014.
The following table summarizes net revenue (in thousands):

	Year Ended December 31,
	2014	2013
Disk systems and virtualization	$8,518	$—
Tape drives and media	1,815	—
Tape automation systems	1,868	—
Service	1,268	—
	$13,469	$—
Customers
For 2014, our solution-focused product offerings were specifically aimed at small and medium enterprises (“SMEs”), small and medium businesses (“SMBs”), and distributed enterprises. The Company sells its products through its worldwide distributor and reseller network. A significant portion of the Company's net revenue is derived from a limited number of customers. In 2014, the percentage of net revenue that was derived from the Company's top five customers was 34.7%.

All of the Company's products and services are designed and manufactured to address its customer requirements and reliability standards. The following provides additional detail on the Company's channels:

•
Distribution channel — The Company's primary distribution partners in North America include Promark Technology, Inc., Ingram Micro Inc., Tech Data Corporation., and Synnex Corporation. The Company has over 50 distribution partners throughout Europe and Asia. The Company sells through a two-tier distribution model where distributors sells its products to system integrators, VARs or DMRs, who in turn sell to end users. The Company supports these distribution partners through its dedicated field sales force and field engineers. In 2014, no distribution partner accounted for more than 10% of net revenue.

•
Reseller channel — The Company's worldwide reseller channel includes systems integrators, VARs and DMRs. The Company's resellers frequently package the Company's products as part of a complete data processing system or with other storage devices to deliver a complete storage subsystem. The Company's resellers also recommends the Company's products as replacement solutions when backup systems are upgraded or bundle our products with storage management software specific to the end user's system. The Company supports the reseller channel through its dedicated field sales representatives, field engineers and technical support organizations.

Competitive Conditions
The Company believes that Sphere 3D’s products are unique and innovative and afford it various advantages in the market place, however, the worldwide market for IT is highly competitive. Competitors vary in size from small start-ups to large multi-national corporations which may have substantially greater financial, research and development and marketing resources. Competitive factors in these markets include performance, functionality, scalability, availability, interoperability, connectivity, time to market enhancements, and total cost of ownership. Barriers to entry vary from low, such as those in traditional disk-based backup products to high, in tape automation and virtualization software. The markets for all of our products are characterized by price competition and as such the Company may face price pressure for its products. For a more detailed description of competitive and other risks related to our business, see “Risk Factors.”
New Products
During 2014, in connection with our acquisition of the V3 Systems for its VDI technology assets and our acquisition of Overland, the Company has added the following products to its data management and data protection solutions.
Virtual Desktop Management Software
The Desktop Cloud Orchestrator® (“DCO”) provides a simple user-friendly interface for managing virtual desktop pools on Sphere 3D’s Desktop Cloud V3 Hyper-Converged Appliances for virtualized desktop infrastructures, allowing desktop administrators to quickly create, move, delete and manage desktop pools without requiring extensive knowledge of a VMWare environment. DCO significantly simplifies key tasks that a desktop administrator would need from the underlying system infrastructure built with VMware® View, vCenter, and vSphere into one centralized console. Its key features include: (i) desktop cloud infrastructure dashboard, which provides status of key attributes of the virtual environment; (ii) optimized desktop allocation, which enables pool migration across network resources; (iii) pool management, which allows simplified pool creation and management; and (iv) diagnostics, which provide information about vital performance indicators such as BIOS, processor, memory, temperature and fan status and log file downloading capabilities.
Software-Defined Storage Software
Our RAINcloud® OS storage software is designed for our SnapScale series of clustered scale-out data storage solutions that are optimized for cloud and distributed enterprise environments. The software includes software-defined storage services that automatically execute operational data management and data protection operations without requiring manual intervention. The data mobility tools included in RAINcloud® OS enable customers to build private clouds for sharing and synchronizing data for anywhere, anytime access. In November 2014, RAINcloud® OS version 4.1 was released, which included several enhancements to its access protocol with support of SMB 2.0 and NFS V4, along with other performance and security features. The new release also supported non-disruptive rolling upgrade feature that in future will allow customers to upgrade to the newer version of the software without experiencing any service downtime.
Our GuardianOS® storage software is designed for the SnapServer® family of entry level enterprise network attached storage (“NAS”) devices and delivers simplified data management and consolidation throughout distributed IT environments by combining cross-platform file sharing with block-level data access on a single device. The flexibility and scalability of GuardianOS® reduces the total cost of ownership of storage infrastructures. In addition to a unified storage architecture, GuardianOS® offers data storage scalability through features such as DynamicRAID®, centralized storage management, and a comprehensive suite of data protection tools. Since August 2014, for customers who have the need to synchronize and share their data between different devices, BitTorrent Sync™ functionality has been integrated as part of the GuardianOS software.
The Company's Snap Enterprise Data Replicator® (“Snap EDR”) provides multi-directional, WAN-optimized replication for SnapServer® and SnapScale® systems. With Snap EDR, administrators can automatically replicate data between multiple SnapServer systems for data distribution, data consolidation, and disaster recovery.
Our AccuGuard® is a powerful Windows-based backup and recovery data protection software designed to be used with our RDX QuikStor® and QuikStation® removable-disk solutions. AccuGuard® is an easy-to-deploy solution that is designed to protect Windows servers and desktops on physical machines and in virtual environments. AccuGuard® delivers reliable, automated schedule based backup and recovery utilizing a powerful deduplication engine.
Disk Systems and Virtualization
V3 Virtual Desktop Infrastructure
The V3 hyper-converged platform is a turn-key, purpose built and custom tuned appliance for high performance virtual desktop infrastructure. V3 appliances can accommodate from 50 to 200 virtual Windows desktops per appliance. Each appliance is compatible with DCO, described above. V3 appliances simplify desktop virtualization with innovative technology that make it possible to achieve virtual desktop performance that is faster than physical desktops, while hosted from a single 2U-based server appliance. V3 cost benefits are derived from the way the appliances integrates storage, server and networking resources into one hardware device.
RDX® Removable Disk Solutions
Our RDX® removable disk media are shock resistant to accommodate accidental falls from the rack, desktop or during transport. The media can also be secured with cartridge encryption for additional levels of security. The Company offers two types of RDX® media: media with hard drives inside the cartridge and media with solid-state disks inside. Hard drive RDX® media is designed to provide easy-to-use and reliable data protection, while solid-state disk RDX® media is designed for customers who are operating in environments that need extreme speed and durability in a portable storage device. RDX® removable media are available in several different capacity points, ranging from 64GB to 2TB per cartridge.

•
The RDX QuikStor® removable-media storage system combines the portability and reliability of tape-based backup with the speed and simplicity of hard disk drives in order to deliver reliable and convenient storage for backup, archive, data interchange and disaster recovery. RDX QuikStor® drives utilize either hard disk drives or SSD drives, with either SATA or USB 3.0 connectivity, and provide up to 2TB of data storage.

•
The RDX QuikStation® is a network-attached removable disk array designed to provide a platform for data protection and off-site disaster recovery for SMB environments. The RDX QuikStation® can appear to a host as a tape library, a virtual RDX drive, a stand-alone tape drive, generic disk drives or a combination of disk and tape, offering users versatility and expanded compatibility.

In December 2014, the Company rolled out its removable storage technology called RDX+™ (“RDX Plus”), which is designed for the Company's products addressing the fast growing purpose built backup appliance market. RDX Plus is the industry's first software technology designed for 64-bit software architectures that enables support for disk drive capacities greater than 2TB. RDX Plus enabled backup appliances are uniquely differentiated with backward and forward compatibility with our QuikStor appliances as disk drive capacities grow beyond 2TB.
SnapScale® Clustered Network Attached Storage Solutions
Our SnapScale X2® and SnapScale X4™ products are clustered NAS solutions that enable organizations with rapid or unpredictable data growth to scale capacity and performance without adding management complexity. SnapScale® eliminates islands of storage, which enables scaling without having to predict capacity in advance. SnapScale® writes data across multiple nodes and drives simultaneously for instant protection and high availability. Our SnapScale® products are designed for high performance, high scalability, and are available for the storage and archiving of unstructured data.

•	The SnapScale X2® is a 2U rackmount, which can be configured with up to 12 Nearline SAS hard drives for a minimum capacity of 24TB per node, and can scale out to 512PB with 2-way or 3-way redundancy.

•
The SnapScale X4™ is a high-density 4U rackmount, which can be configured with up to 36 Nearline SAS hard drives for a minimum capacity of 72TB per node, and can scale out to 512PB with 2-way or 3-way redundancy.

SnapServer® Network Attached Storage Solutions
Our SnapServer® solutions are an ideal platform for primary or nearline storage, and deliver stability and best-in-class integration with Windows, UNIX/Linux, and Macintosh environments. For virtual servers and database applications, the SnapServer® family supports iSCSI block-level access with Microsoft VSS and VDS integration to simplify Windows management. For data protection, the SnapServer® family offers RAID replication, and snapshots for point-in-time data recovery. The SnapServer DX Series™ products support DynamicRAID® and traditional RAID levels 0, 1, 5, 6, and 10.

•	The SnapServer® XSR40 is a 1U server that can be configured with up to four SATA II drives, and can scale to 120 terabytes of storage capacity by adding SnapExpansion enclosures.

•	The SnapServer® XSR120 is a 2U server that can be configured with up to 12 SATA II drives, and can scale to 288 terabytes of storage capacity by adding up to seven SnapExpansion enclosures.
SnapSAN® Storage Area Network Solutions
Our SnapSAN® products provide block-based primary storage for virtual server environments and low latency applications. Systems can be managed through intuitive management interfaces that employ guided wizards to facilitate easy installation and administration. Our SnapSAN® products also offer a powerful set of features including thin provisioning, mirroring for high availability, replication and snapshots for data protection.

•
The SnapSAN® S3000 is a 2U storage array with options for 1Gb or 10Gb iSCSI, Fibre Channel, or SAS host connections, designed for midrange businesses and offers thin provisioning, volume cloning, synchronous and asynchronous remote replication, snapshots and disk spin down for reduced power consumption. The SnapSAN® S3000 can scale up to 384TB using the SnapSAN® Expansions.

•
The SnapSAN® S5000 is a 2U storage array with options for 1Gb or 10Gb iSCSI, Fibre Channel, or SAS host connections, designed for the enterprise and offers the same features as the SnapSAN® S3000 as well as SSD integration for caching and policy-based tiering, performance analysis, and tuning and compliance tools. The SnapSAN® S5000 can scale up to 384TB using the SnapSAN® Expansions.

Tape Automation Systems
NEO® Tape-Based Backup and Long-Term Archive Solutions
Our NEO Series® Tape Libraries and Autoloaders are designed for small and medium businesses looking for simple, cost-effective data protection, as well as for complex enterprise environments with stringent performance and data availability requirements. The Company provides a broad range of high capacity, high performance, flexible tape-based solutions for data backup, recovery and archive. When combined with our enterprise storage solutions such as SnapServer® systems or SnapScale® scale-out NAS arrays, our NEO Series® products create a complete disk-to-disk-to-tape solution with a variety of storage capacity options. NEO Series® tape solutions are designed to utilize the latest linear tape-open (“LTO”) technologies, and can accommodate up to 24 tape drives and 1,000 cartridges for maximum efficiency and data protection.

•
NEO® XL-Series libraries are designed for mid-range and enterprise businesses and provide automated backup that combines flexibility, density, high-performance and affordability to ensure that data is protected faster and more cost effectively. The NEO® XL-Series starts with 90TB of data storage capacity, and provides the ability to increase that storage capacity up to a total of 3.5PB. NEO® XL-Series significantly reduces backup windows and improves efficiency with high-performance data transfer rates that range from 504 GB per hour to over 60TB per hour. The NEOxl 60 supports up to 60 cartridges (with capacity ranging from 90TB to 375TB) and three tape drives (for data transfer rates ranging from 504 GB per hour to 4.3TB per hour). The NEOxl 80 supports up to 80 cartridges (with capacity ranging from 120TB to 500TB) and six tape drives (for data transfer rates ranging from 504 GB per hour to 8.6TB per hour). Up to six 80-cartridge/6-drive NEOxl Expansion Modules can be added to provide a total of 560 cartridges (3.5PB) and 42 tape drives (60TB per hour).

•
NEO® S-Series libraries provide affordable tape backup for small and medium businesses. NEO® S-Series libraries are available in compact rack-mount configurations with either SAS or FC connectivity. The NEOs StorageLoader is a 1U, 8-cartridge, single-drive autoloader that provides up to 50TB of storage capacity. The NEOs T24 is a 2U tape library that supports up to 24 cartridge slots and two tape drives, and delivers up to 150TB of storage capacity. The NEOs T48 is a 4U tape library that supports up to 48 cartridge slots and four tape drives, with a maximum storage capacity of 300TB.

•
NEO® E-Series provides scalable, high capacity, enterprise-class tape automation that is ideal for large businesses, incorporating the latest LTO technologies, redundant robotics, partitioning capability, mail slot access, and scalability. The NEO® 8000e is a 43U tape library that supports up to 500 cartridge slots (up to 3PB) and 12 tape drives (up to 17TB per hour) in a single module. For truly enterprise-class storage requirements, the NEO® 8000e is scalable up to 1,000 cartridge slots (6PB) and 24 tape drives (24 TB per hour).

Specialized Skill and Knowledge
Various aspects of the Company’s virtualization technology and data management business require specialized skills and knowledge, including skills and knowledge in the areas of software development, research and development, product marketing, managing third party manufacturing and engineering. We have highly qualified personnel on staff to support these activities in our lines of business and we maintain a recruitment and training program in order to attract and retain specialized skills and knowledge in the organization. However, it is possible that delays and increased costs may be experienced by the Company in locating and/or retaining skilled and knowledgeable employees.
Proprietary Rights
Sphere 3D relies on a combination of patents, trademarks, trade secret and copyright laws, as well as contractual restrictions, to protect the proprietary aspects of its products and services. Although every effort is made to protect Sphere 3D’s intellectual property, these legal protections may only afford limited protection. Sphere 3D intends to continue to selectively pursue patenting of further technology developed in the future.
Sphere 3D may continue to file for patents regarding various aspects of its products, services and delivery method at a later date depending on the costs and timing associated with such filings. The Company may make investments to further strengthen its copyright protection going forward, although no assurances can be given that it will be successful in such patent and trademark protection endeavours. Sphere 3D seeks to limit disclosure of its intellectual property by requiring employees, consultants, and partners with access to its proprietary information to execute confidentiality agreements and non-competition agreements (when applicable) and by restricting access to Sphere 3D proprietary information. Due to rapid technological change, Sphere 3D believes that factors such as the expertise and technological and creative skills of our personnel, new services and enhancements to our existing services are more important to establish and maintain an industry and technology advantage than other available legal protections.
Despite Sphere 3D’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its services or to obtain and use information that Sphere 3D regards as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of the United States or Canada. Litigation may be necessary in the future to enforce Sphere 3D’s intellectual property rights, to protect Sphere 3D’s trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Sphere 3D’s business, operating results and financial condition. There can be no assurance that Sphere 3D’s means of protecting its proprietary rights will be adequate or that our competitors will not independently develop similar services or products. Any failure by Sphere 3D to adequately protect its intellectual property could have a material adverse effect on its business, operating results and financial condition.
Employees
The Company had 504 employees at December 31, 2014.
Foreign Currency Risk
The Company conducts business on a global basis and a significant portion of our sales in international markets are not denominated in U.S. dollars. Export sales represent a significant portion of our sales and are expected to continue to represent a significant portion of sales. The Company's wholly-owned foreign subsidiaries incur costs that are denominated in local currencies. As exchange rates vary, these results may vary from expectations when translated into U.S. dollars, which could adversely impact overall expected results.
RISK FACTORS
An investment in our Company involves a high degree of risk. You should carefully consider each of the following risk factors in evaluating our business and prospects as well as an investment in our Company. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case the trading price of our common stock could decline.
Risks Related to our Business
Our cash and other sources of liquidity may not be adequate to fund our operations for the next 12 months. If we raise additional funding through sales of equity or equity-based securities, your shares will be diluted. If we need additional funding for operations and we are unable to raise it, we may be forced to liquidate assets and/or curtail or cease operations.
We have projected that cash on hand, available borrowings under our credit facility, and other sources of funding will be sufficient to allow us to continue operations for the next 12 months. Significant changes from our current forecasts, including, but not limited to: (i) shortfalls from projected sales levels, (ii) unexpected increases in product costs, (iii) increases in operating costs, (iv) changes to the historical timing of collecting accounts receivable and/or (v) failure to secure additional capital under our credit facility or to secure additional debt or equity financing could have a material adverse impact on our ability to operate our business or to access the level of funding necessary to continue operations at current levels. If any of these events occur, we may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail planned programs. Any of these actions could materially harm our business, and/or results of operations and future prospects.
We may seek debt, equity or equity-based financing (such as convertible debt) when market conditions permit. Such financing may not be available on favorable terms, or at all. If we need additional funding for operations and are unable to raise it through debt or equity financings, we may be forced to liquidate assets and/or curtail or cease operations. If we raise additional funds by selling additional shares of our capital stock, or securities convertible into shares of our capital stock, the ownership interest of our existing shareholders will be diluted. The amount of dilution could be increased by the issuance of warrants or securities with other dilutive characteristics, such as anti-dilution clauses or price resets.
We urge you to review the additional information about our liquidity and capital resources in the “Management's Discussion and Analysis of Financial Condition and Results of Operations” section of this report. If our business ceases to continue as a going concern due to lack of available capital or otherwise, it could have a material adverse effect on our business, results of operations, financial position and liquidity.
We are an early-stage enterprise with a limited operating history, significant research and development expenditures, and a history of net losses. We may not achieve or maintain profitability.
Sphere 3D has only recently moved from being a development stage company to commercial operations. As such, we have a limited operating history and limited non-recurring revenues derived from operations. Significant expenditures have been focused on research and development to create the Glassware 2.0® (“Glassware”) product offering. Sphere 3D’s near-term focus has been in actively developing reference accounts and building sales, marketing and support capabilities. Overland, which we acquired in December 2014, also has a history of net losses, and has incurred losses since fiscal 2006. We expect to continue to incur net losses and we may not achieve or maintain profitability. We may see continued losses during 2015 and as a result of these and other factors, we may not be able to achieve, sustain or increase profitability on an ongoing basis.
Even after the Overland acquisition, Sphere 3D is subject to many risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, technology, and market acceptance issues. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of our stage of operations.
Our plans for growth will place significant demands upon our resources. If we are unsuccessful in achieving our plan for growth, our business could be harmed.
We will be pursuing a plan to market our products throughout Canada, the United States and abroad. The plan will place significant demands upon managerial, financial and human resources. Our ability to manage future growth will depend in large part upon a number of factors, including our ability to rapidly:

•	build or leverage, as applicable, a network of channel partners to create an expanding presence in the evolving marketplace for our products and services;

•	build or leverage, as applicable, a sales team to keep end-users and channel partners informed regarding the technical features, issues and key selling points of our products and services;

•	attract and retain qualified technical personnel in order to continue to develop reliable and flexible products and provide services that respond to evolving customer needs;

•	develop support capacity for end-users as sales increase, so that we can provide post-sales support without diverting resources from product development efforts; and

•
expand our internal management and financial controls significantly, so that we can maintain control over our operations and provide support to other functional areas as the number of personnel and size increases.

Our inability to achieve any of these objectives could harm our business, financial condition and results of operations.
Our market is intensely competitive and dynamic. New competing products and services could be introduced at any time that could result in reduced profit margins and loss of market share.
The technology industry is very dynamic, with new technology and services being introduced by a range of players, from larger established companies to start-ups, on a frequent basis. Our competitors may announce new products, services or enhancements that better meet the needs of end-users or changing industry standards. Further, new competitors or alliances among competitors could emerge. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on Sphere 3D’s business, financial condition and results of operations.
Furthermore, the worldwide storage market is intensely competitive. A number of manufacturers of tape-based and disk-based storage solutions compete for a limited number of customers. Barriers to entry are relatively low in these markets, and some of our competitors in this market have substantially greater financial and other resources, larger research and development staffs, and more experience and capabilities in manufacturing, marketing and distributing products. Ongoing pricing pressure could result in significant price erosion, reduced profit margins and loss of market share, any of which could have a material adverse effect on our business, results of operations, financial position and liquidity.
Our success depends on our ability to anticipate rapid technological changes and develop new and enhanced products.
The markets for our products are characterized by rapidly changing technology, evolving industry standards and increasingly sophisticated customer requirements. The introduction of products embodying new technology and the emergence of new industry standards can negatively impact the marketability of our existing products and can exert price pressures on existing products. It is critical to our success that we are able to anticipate and react quickly to changes in technology or in industry standards and to successfully develop, introduce, manufacture and achieve market acceptance of new, enhanced and competitive products on a timely basis and cost-effective basis. We invest substantial resources towards continued innovation; however, there can be no assurance that we will successfully develop new products or enhance and improve our existing products, that new products and enhanced and improved existing products will achieve market acceptance or that the introduction of new products or enhanced existing products by others will not negatively impact us. Our inability to develop products that are competitive in technology and price and that meet end-user needs could have a material adverse effect on our business, financial condition or results of operations.
Development schedules for technology products are inherently uncertain. We may not meet our product development schedules, and development costs could exceed budgeted amounts. Our business, results of operations, financial position and liquidity may be materially and adversely affected if the products or product enhancements that we develop are delayed or not delivered due to developmental problems, quality issues or component shortage problems, or if our products or product enhancements do not achieve market acceptance or are unreliable. We or our competitors will continue to introduce products embodying new technologies, such as new sequential or random access mass storage devices. In addition, new industry standards may emerge. Such events could render our existing products obsolete or not marketable, which would have a material adverse effect on our business, results of operations, financial position and liquidity.
Our business is dependent on the continued market acceptance and usage of tape-based systems. The impact of recent storage technology trends on our business is uncertain.
The industry in which we operate has experienced significant historical growth due to the continuing increase in the demand for storage by consumers, enterprises and government bodies around the world. While information technology spending has fluctuated periodically due to technology transitions and changing economic and business environments, overall growth in demand for storage has continued. Recent technology trends, such as the emergence of hosted storage, software as a service and mobile data access are driving significant changes in storage architectures and solution requirements. The impact of these trends on overall long-term growth patterns is uncertain. Nevertheless, if the general level of historic industry growth, or if the growth of the specific markets in which we compete, were to decline, our business and results of operations could suffer.
Prior to our acquisition of Overland, it historically derived a portion of its revenue from products that use magnetic tape drives for backup and recovery of digital data. As a result of the acquisition of Overland, we expect to continue to derive a portion of our revenue from products that use magnetic tape drives for backup and recovery of digital data. Our tape-based storage solutions now compete directly with other storage technologies, such as hard disk drives, and may face competition in the future from other emerging technologies. The prices of hard disk drives continue to decrease as their capacity and performance increase. We expect our tape-based products to face increased competition from these alternative technologies and come under increasing pricing pressure. If our strategy to compete in disk-based markets does not succeed, it could have a material adverse effect on our business, results of operations, financial position and liquidity.

Our management team continually reviews and evaluates our product portfolio, operating structure and markets to assess the future viability of our existing products and market positions. We may determine that the infrastructure and expenses necessary to sustain an existing product offering are greater than the potential contribution margin that we would realize. As a result, we may determine that it is in our best interest to exit or divest one or more existing product offerings, which could result in costs incurred for exit or disposal activities and/or impairments of long-lived assets. Moreover, if we do not identify other opportunities to replace discontinued products or operations, our revenues would decline, which could lead to further net losses and adversely impact the market price of our common stock.
In addition, we could incur charges for excess and obsolete inventory. The value of our inventory may be adversely affected by factors that affect our ability to sell the products in our inventory. Such factors include changes in technology, introductions of new products by us or our competitors, the current or future economic downturns, or other actions by our competitors. If we do not effectively forecast and manage our inventory, we may need to write off inventory as excess or obsolete, which adversely affects cost of sales and gross profit. Our business has previously experienced, and we may in the future experience, reductions in sales of older generation products as customers delay or defer purchases in anticipation of new products that we or our competitors may introduce. We have established reserves for slow moving or obsolete inventory. These reserves, however, may prove to be inadequate, which would result in additional charges for excess or obsolete inventory.
We have granted security interests over certain of our assets in connection with various debt arrangements.
We have granted security interests over certain of our assets in connection with our credit facility and other indebtedness, and we may grant additional security interests to secure future borrowings. If we are unable to satisfy our obligations under these arrangements, we could be forced to sell certain assets that secure these loans, which could have a material adverse effect on our ability to operate our business. In the event we are unable to maintain compliance with covenants set forth in these arrangements or if these arrangements are otherwise terminated for any reason, it could have a material adverse effect on our ability to access the level of funding necessary to continue operations at current levels. If any of these events occur, management may be forced to make further reductions in spending, further extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects.
Our products may contain defects in components or design, and our warranty reserves may not adequately cover our warranty obligations for these products.
Although we employ a vigorous testing and quality assurance program, our products may contain defects or errors, particularly when first introduced or as new versions are released. We may not discover such defects or errors until after a solution has been released to a customer and used by the customer and end-users. Defects and errors in our products could materially and adversely affect our reputation, result in significant costs, delay planned release dates and impair our ability to sell our products in the future. The costs incurred in correcting any solution defects or errors may be substantial and could adversely affect our operating margins. While we plan to continually test our products for defects and errors and work with end-users through our post-sales support services to identify and correct defects and errors, defects or errors in our products may be found in the future.
We have also established reserves for the estimated liability associated with product warranties. However, we could experience unforeseen circumstances where these or future reserves may not adequately cover our warranty obligations. For example, the failure or inadequate performance of product components that we purchase could increase our warranty obligations beyond these reserves.
The failure to attract, hire, retain and motivate key personnel could have a significant adverse impact on our operations.
Our success depends on the retention and maintenance of key personnel, including members of senior management and our technical, sales and marketing teams, including personnel who joined Sphere 3D in connection with the Overland acquisition. Achieving this objective may be difficult due to many factors, including competition for such highly skilled personnel; fluctuations in global economic and industry conditions; changes in our management or leadership; competitors' hiring practices; and the effectiveness of our compensation programs. The loss of any of these key persons could have a material adverse effect on our business, financial condition or results of operations. Additionally, prior to our acquisition of Overland, Overland experienced a prolonged period of operating losses and declines in its cash position, which affected Overland’s employee morale and retention and may continue to affect the morale and retention of our employees. Our success is also dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified management, technical, sales and marketing personnel. Any such new hire may require a significant transition period prior to making a meaningful contribution. Competition for qualified employees is particularly intense in the technology industry, and we have in the past experienced difficulty recruiting qualified employees. Our failure to attract and to retain the necessary qualified personnel could seriously harm our operating results and financial condition. Competition for such personnel can be intense, and no assurance can be provided that we will be able to attract or retain highly qualified technical and managerial personnel in the future, which may have a material adverse effect on our future growth and profitability. We do not have key man insurance.
Our financial results may fluctuate substantially for many reasons, and past results should not be relied on as indications of future performance.
Our revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including, but not limited to:

•	varying size, timing and contractual terms of orders for our products, which may delay the recognition of revenue;

•
competitive conditions in the industry, including strategic initiatives by us or our competitors, new products or services, product or service announcements and changes in pricing policy by us or our competitors;

•	market acceptance of our products and services;

•	our ability to maintain existing relationships and to create new relationships with channel partners;

•	the discretionary nature of purchase and budget cycles of our customers and end-users;

•	the length and variability of the sales cycles for our products;

•
general weakening of the economy resulting in a decrease in the overall demand for our products and services or otherwise affecting the capital investment levels of businesses with respect to our products or services;

•	timing of product development and new product initiatives.

•	changes in customer mix;

•	increases in the cost of, or limitations on, the availability of materials;

•	fluctuations in average selling prices;

•	changes in product mix;

•	increases in costs and expenses associated with the introduction of new products; and

•	currency exchange fluctuations.
Further, the markets that we serve are volatile and subject to market shifts that we may be unable to anticipate. A slowdown in the demand for workstations, mid-range computer systems, networks and servers could have a significant adverse effect on the demand for our products in any given period. In the past, we have experienced delays in the receipt of purchase orders and, on occasion, anticipated purchase orders have been rescheduled or have not materialized due to changes in customer requirements. Our customers may cancel or delay purchase orders for a variety of reasons, including, but not limited to, the rescheduling of new product introductions, changes in our customers' inventory practices or forecasted demand, general economic conditions affecting our customers' markets, changes in our pricing or the pricing of our competitors, new product announcements by us or others, quality or reliability problems related to our products, or selection of competitive products as alternate sources of supply. In particular, our ability to forecast sales to distributors, VARs and DMRs is especially limited because these customers typically provide us with relatively short order lead times or are permitted to change orders on short notice. Because a large portion of our sales is generated by our European channel, our third quarter (July through September) results of operations have been in the past and may be in the future impacted by seasonally slow European orders, reflecting the summer holiday period in Europe.
Thus, there can be no assurance that we will be able to reach profitability on a quarterly or annual basis. We believe that our revenue and operating results will continue to fluctuate, and that period-to-period comparisons are not necessarily meaningful and should not be relied on as indications of future performance. Our revenue and operating results may fail to meet the expectations of public market analysts or investors, which could have a material adverse effect on the price of our common stock. In addition, portions of our expenses are fixed and difficult to reduce if our revenues do not meet our expectations. These fixed expenses magnify the adverse effect of any revenue shortfall.
Our plans for implementing our business strategy and achieving profitability are based upon the experience, judgment and assumptions of our key management personnel, and upon available information concerning the communications and technology industries. If management’s assumptions prove to be incorrect, it could have a material adverse effect on our business, financial condition or results of operations.
We are subject to exchange rate risk in connection with our international operations.
A substantial portion of our revenue is earned in U.S. dollars and Euros. Fluctuations in the exchange rate between the U.S. dollar and other currencies, may have a material adverse effect on our business, financial condition and operating results. Further, our sales in international markets are denominated in U.S. dollars as well as local currency. Our wholly-owned subsidiaries in Europe and Asia incur costs that are denominated in local currencies. As exchange rates vary, these results when translated into U.S. dollars may vary from expectations and adversely impact overall expected results. A weaker U.S. dollar would result in an increase to revenue and expenses upon consolidation, and a stronger U.S. dollar would result in a decrease to revenue and expenses upon consolidation. There can be no assurances that we will prove successful in our effort to manage currency risk, which may adversely impact our operating results.
We rely on indirect sales channels to market and sell our branded products. Therefore, the loss of, or deterioration in, our relationship with one or more of our distributors or resellers could negatively affect our operating results.
We have relationships with third party resellers, OEMs, system integrators and enterprise application providers that facilitate our ability to sell and implement our products. These business relationships are important to extend the geographic reach and customer penetration of our sales force and ensure that our products are compatible with customer network infrastructures and with third party products. Further, we sell all of our Overland branded products through our network of distributors, VARs and DMRs, who in turn sell our products to end users.
We believe that our success depends, in part, on our ability to develop and maintain strategic relationships with resellers, ISVs, OEMs, system integrators, and enterprise application providers. Should any of these third parties go out of business, or choose not to work with us, we may be forced to increase the development of those capabilities internally, incurring significant expense and adversely affecting operating margins. Any of these third parties may develop relationships with other companies, including those that develop and sell products that compete with ours. We could lose sales opportunities if we fail to work effectively with these parties or they choose not to work with us. Most of our distributors and resellers also carry competing product lines that they may promote over our products. A distributor or reseller might not continue to purchase our products or market them effectively, and each determines the type and amount of our products that it will purchase from us and the pricing of the products that it sells to end user customers. Further, the long-term success of any of our distributors or resellers is difficult to predict, and we have no purchase commitments or long-term orders from any of them to assure us of any baseline sales through these channels.
Therefore, the loss of, or deterioration in, our relationship with one or more of our distributors or resellers could negatively affect our operating results. Our operating results could also be adversely affected by a number of factors, including, but not limited to:

•	a change in competitive strategy that adversely affects a distributor's or reseller's willingness or ability to stock and distribute our products;

•	the reduction, delay or cancellation of orders or the return of a significant amount of our products;

•	the loss of one or more of our distributors or resellers; and

•	any financial difficulties of our distributors or resellers that result in their inability to pay amounts owed to us.
If our suppliers fail to meet our manufacturing needs, it would delay our production and our product shipments to customers. This could negatively affect our operations.
Some of our products have a large number of components and subassemblies produced by outside suppliers. We depend greatly on these suppliers for items that are essential to the manufacture of our products, including tape drives, printed circuit boards. We work closely with our regional, national and international suppliers, which are carefully selected based on their ability to provide quality parts and components that meet both our technical specifications and volume requirements. For certain items, we qualify only a single source, which magnifies the risk of shortages and decreases our ability to negotiate with that supplier on the basis of price. From time to time, we have in the past been unable to obtain as many drives as have needed due to drive shortages or quality issues from certain of our suppliers. If these suppliers fail to meet our manufacturing needs, it would delay our production and our product shipments to customers and negatively affect our operations.
Our international operations are important to our business and involve unique risks related to financial, political, and economic conditions.
We expect sales to customers outside of the United States to represent a significant portion of our total sales in the future and we may be subject to additional risks associated with doing business in foreign countries. Our future results could be materially adversely affected by a variety of political, economic or other factors relating to our operations outside the United States, any or all of which could have a material adverse effect on our operating results and financial condition. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers, ongoing business risks may result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability. In doing business in foreign countries we may also be subject to such risks, including, but not limited to, the following:

•	cultural and language differences;

•	increased costs of doing business in countries with limited infrastructure;

•	possible difficulties in collecting accounts receivable;

•	corporate and personal liability for violations of local laws;

•
the worldwide impact of the recent global economic downturn and related market uncertainty, including the ongoing European economic and financial turmoil related to sovereign debt issues in certain countries;

•	the imposition of governmental controls mandating compliance with various foreign and U.S. export laws;

•	currency exchange fluctuations;

•	weak economic conditions in foreign markets;

•	political or social unrest;

•	economic instability or weakness in a specific country or region;

•	environmental and trade protection measures and other legal and regulatory requirements;

•	health or similar issues, such as pandemic or epidemic or natural disasters;

•	trade restrictions, tariffs and taxes;

•	expropriation;

•	longer payment cycles typically associated with international sales; and

•	difficulties in staffing and managing international operations.
We also may face competition from local companies which have longer operating histories, greater name recognition, and broader customer relationships and industry alliances in their local markets, and it may be difficult to operate profitably in some markets as a result of such competition.
Furthermore, we may be unable to comply with changes in foreign laws, rules and regulations applicable to us in the future, which could have a material adverse effect on our business, results of operations, financial position and liquidity.
The market for our products and services depends on economic conditions affecting the broader software market. Downturns in the economy may cause businesses to delay or cancel software projects, reduce their overall information technology budgets or reduce or cancel orders for our products. This, in turn, may lead to longer sales cycles, delays or failures in payment and collection, and price pressures, causing us to realize lower revenue and margins.
We are subject to laws, regulations and similar requirements, changes to which may adversely affect our business and operations.
We are subject to laws, regulations and similar requirements that affect our business and operations, including, but not limited to, the areas of commerce, intellectual property, income and other taxes, labor, environmental, health and safety, and our compliance in these areas may be costly. While we have implemented policies and procedures to comply with laws and regulations, there can be no assurance that our employees, contractors, suppliers or agents will not violate such laws and regulations or our policies. Any such violation or alleged violation could materially and adversely affect our business. Any changes or potential changes to laws, regulations or similar requirements, or our ability to respond to these changes, may significantly increase our costs to maintain compliance or result in our decision to limit our business or products, which could materially harm our business, results of operations and future prospects.
The Dodd-Frank Wall Street Reform and Consumer Protection Act includes provisions regarding certain minerals and metals, known as conflict minerals, mined from the Democratic Republic of Congo and adjoining countries. These provisions require companies to undertake due diligence procedures and report on the use of conflict minerals in its products, including products manufactured by third parties. Compliance with these provisions will cause us to incur costs to certify that our supply chain is conflict free and we may face difficulties if our suppliers are unwilling or unable to verify the source of their materials. Our ability to source these minerals and metals may also be adversely impacted. In addition, our customers may require that we provide them with a certification and our inability to do so may disqualify us as a supplier.
Furthermore, future changes to U.S. tax laws could materially adversely affect Sphere 3D. Under current law, Sphere 3D is expected to be treated as a foreign corporation for U.S. federal income tax purposes. However, changes to the rules in Section 7874 of the Code or the Treasury regulations promulgated thereunder or other guidance issued by the Treasury or the IRS could adversely affect Sphere 3D’s status as a foreign corporation for U.S. federal income tax purposes, and any such changes could have prospective or retroactive application. On May 20, 2014, Senator Carl Levin and Representative Sander M. Levin introduced the Stop Corporate Inversions Act of 2014 (the “Inversion Bill”) in the Senate and the House of Representatives, respectively. In its current form, the Inversion Bill would treat Sphere 3D as a U.S. corporation if the management and control of the expanded affiliated group which includes Sphere 3D occurs, directly or indirectly, primarily within the United States and the expanded affiliated group has significant U.S. business activities. If enacted, the Inversion Bill would apply to taxable years ending after May 8, 2014. Because certain members of Sphere 3D’s senior management team reside in the United States, and are expected to continue to reside in the United States, Sphere 3D could be treated as a U.S. corporation if the Inversion Bill becomes law. On September 8, 2014, Senators Charles Schumer and Richard Durbin introduced the Corporate Inverters Earnings Stripping Reform Act of 2014 (“Earnings Stripping Bill”) in the Senate. In its current form, the Earnings Stripping Bill would, with respect to U.S. corporations which engage in certain inversion transactions, limit interest expense deductions, eliminate carry forwards of excess interest deductions to subsequent tax years and require U.S. subsidiaries to obtain the annual approval of the IRS with respect to certain related party transactions. If enacted, the Earnings Stripping Bill would apply to taxable years beginning after the date of enactment. If enacted, the Earnings Stripping Bill, in its current form, is not expected to apply to Sphere 3D.

If our common stock is delisted from NASDAQ, our business, financial condition, results of operations and stock price could be adversely affected, and the liquidity of our stock and our ability to obtain financing could be impaired.
Maintaining the listing of our common stock on the NASDAQ Global Market requires that we comply with certain listing requirements. If our common stock ceases to be listed for trading on NASDAQ for any reason, it may harm our stock price, increase the volatility of our stock price, decrease the level of trading activity and make it more difficult for investors to buy or sell shares of our common stock. Our failure to maintain a listing on NASDAQ may constitute an event of default under our outstanding indebtedness as well as any future indebtedness, which would accelerate the maturity date of such debt or trigger other obligations. In addition, certain institutional investors that are not permitted to own securities of non-listed companies may be required to sell their shares adversely affecting the trading price of our common stock. If we are not listed on NASDAQ, we will be limited in our ability to raise additional capital we may need.
We may not be successful in raising additional capital necessary to meet expected increases in working capital needs. If we raise additional funding through sales of equity or equity-based securities, your shares will be diluted. If we need additional funding for operations and we are unable to raise it, we may not be able to continue our business operations.
We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds through equity or debt financings or other sources will depend on the financial success of our current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations and advance our growth initiatives, which could adversely impact our business, financial condition and results of operations.
We have made a number of acquisitions in the past and we may make acquisitions in the future. Our ability to identify complementary assets, products or businesses for acquisition and successfully integrate them could harm our business, financial condition and operating results.
In the future, we may pursue acquisitions of assets, products or businesses that we believe are complementary to our existing business and/or to enhance our market position or expand our product portfolio. There is a risk that we will not be able to identify suitable acquisition candidates available for sale at reasonable prices, complete any acquisition, or successfully integrate any acquired product or business into our operations. We are likely to face competition for acquisition candidates from other parties including those that have substantially greater available resources. Acquisitions may involve a number of other risks, including:

•	diversion of management’s attention;

•	disruption to our ongoing business;

•	failure to retain key acquired personnel;

•	difficulties in integrating acquired operations, technologies, products or personnel;

•	unanticipated expenses, events or circumstances;

•	assumption of disclosed and undisclosed liabilities; and

•	inappropriate valuation of the acquired in-process research and development, or the entire acquired business.
If we do not successfully address these risks or any other problems encountered in connection with an acquisition, the acquisition could have a material adverse effect on our business, results of operations and financial condition. Problems with an acquired business could have a material adverse effect on our performance or our business as a whole. In addition, if we proceed with an acquisition, our available cash may be used to complete the transaction, diminishing our liquidity and capital resources, or shares may be issued which could cause significant dilution to existing shareholders.

We are implementing cost reduction efforts. We may need to implement additional cost reduction efforts, which could materially harm our business.
Prior to the consummation of the merger, our Overland business was in the process of implementing certain cost reduction efforts, which we intend to continue. There can be no assurance that these cost reduction efforts will be successful. As a result, we may need to implement additional cost reduction efforts across our operations, such as further reductions in the cost of our workforce and/or suspending or curtailing planned programs, either of which could materially harm our business, results of operations and future prospects.
Risks Related to Intellectual Property
Our ability to compete depends in part on our ability to protect our intellectual property rights.
Our success depends in part on our ability to protect our rights in our intellectual property. We rely on various intellectual property protections, including copyright, trade-mark and trade secret laws and contractual provisions, to preserve our intellectual property rights. We have filed a number of patent applications and have historically protected our intellectual property through trade secrets and copyrights. As our technology is evolving and rapidly changing, current intellectual property rights may not adequately protect Sphere 3D.
Intellectual property rights may not prevent competitors from developing products that are substantially equivalent or superior to our products. Competitors may independently develop similar products, duplicate our products or, if patents are issued to us, design around these patents. To the extent that we have or obtain patents, such patents may not afford meaningful protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or declared unenforceable. The patents that are material to our business will begin to expire in November 2015. In addition, our current or future patent applications may not result in the issuance of patents in the United States or foreign countries.
Although we believe we have a proprietary platform for our technologies and products, we may in the future become subject to claims for infringement of intellectual property rights owned by others. Further, to protect our own intellectual property rights, we may in the future bring claims for infringement against others.
Our commercial success depends, in part, upon not infringing intellectual property rights owned by others. Although we believe that we have a proprietary platform for our technologies and products, we cannot determine with certainty whether any existing third party patents or the issuance of any third party patents would require us to alter our technology, obtain licenses or cease certain activities. We may become subject to claims by third parties that our technology infringes their intellectual property rights. While we provide our customers with a qualified indemnity against the infringement of third party intellectual property rights, we may become subject to these claims either directly or through indemnities against these claims that we routinely provide to our end-users and channel partners.
We may receive in the future, claims from third parties asserting infringement, claims based on indemnities provided by us, and other related claims. Litigation may be necessary to determine the scope, enforceability and validity of third party proprietary or other rights, or to establish our proprietary or other rights. Furthermore, despite precautions, it may be possible for third parties to obtain and use our intellectual property without our authorization. Policing unauthorized use of intellectual property is difficult, and some foreign laws do not protect proprietary rights to the same extent as the laws of Canada or the United States. To protect our intellectual property, we may become involved in litigation. In addition, other companies may initiate similar proceedings against us. The patent position of information technology firms in particular is highly uncertain, involves complex legal and factual questions, and continues to be the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under information technology patents.
Some of our competitors have, or are affiliated with companies having, substantially greater resources than us and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for a longer period of time than us. Regardless of their merit, any such claims could:

•
divert the attention of our management, cause significant delays, materially disrupt the conduct of our business or materially adversely affect our revenue, financial condition and results of operations;

•	be time consuming to evaluate and defend;

•	result in costly litigation and substantial expenses;

•	cause product shipment delays or stoppages;

•	subject us to significant liabilities;

•	require us to enter into costly royalty or licensing agreements;

•	require us to modify or stop using the infringing technology; or

•	result in costs or other consequences that have a material adverse effect on our business, results of operations and financial condition.
Risks Related to Our Public Company Status and Our Common Shares
The market price of our common stock is volatile.
The market price for common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	future capital raising activities;

•	sales of common shares by holders thereof or by us;

•
failure of securities analysts to maintain coverage of Sphere 3D, changes in financial estimates by securities analysts who follow Sphere 3D, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	market acceptance of our products and technologies;

•	announcements by us or our competitors of new products or services;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC and the applicable Canadian securities regulatory authorities;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our operating results or fluctuations in our operating results;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to us and our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in our executive officers and other key personnel or board of directors;

•	general economic conditions and slow or negative growth of our markets;

•	release of transfer restrictions on certain outstanding common shares;

•	news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in our industry or target markets.
Financial markets may experience price and volume fluctuations that affect the market prices of equity securities of companies and that are unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the common shares may decline even if our operating results, underlying asset values or prospects have not changed. As well, certain institutional investors may base their investment decisions on consideration of our governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in our common shares by those institutions, which could adversely affect the trading price of our common shares. There can be no assurance that fluctuations in price and volume will not occur due to these and other factors.
In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may in the future be a target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention from day-to-day operations and consume resources, such as cash. In addition, the resolution of those matters may require us to issue additional common shares, which could potentially result in dilution to our existing shareholders. Expenses incurred in connection with these matters (which include fees of lawyers and other professional advisors and potential obligations to indemnify officers and directors who may be parties to such actions) could adversely affect our cash position. See “Legal Proceedings and Regulatory Actions”.
We must comply with the financial reporting requirements of a public company, as well as other requirements associated with being listed on NASDAQ. Additional reporting requirements could apply if we lose our status as a Foreign Private Issuer or as an Emerging Growth Company.
Sphere 3D is subject to reporting and other obligations under applicable Canadian securities laws, SEC rules and the rules of the Nasdaq Global Market. These reporting and other obligations, including National Instrument 52-109, place significant demands on our management, administrative, operational and accounting resources. Moreover, any failure to maintain effective internal controls could cause us to fail to meet our reporting obligations or result in material misstatements in our consolidated financial statements. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially harmed, which could also cause investors to lose confidence in our reported financial information, which could result in a lower trading price of our common shares.
Management does not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that its objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
In addition to these reporting requirements, additional reporting requirements may apply if Sphere 3D loses its status as a Foreign Private Issuer under the United States Securities Exchange Act of 1934. Sphere 3D is considered a “foreign private issuer” under the rules of the SEC. As a result, Sphere 3D is subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Sphere 3D is required to file its annual report on Form 20-F with the SEC within three months of its fiscal year end, or Form 40-F, if applicable, with the SEC at the time it files its annual information form with the applicable Canadian

Securities Regulatory authorities. In addition, Sphere 3D must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Sphere 3D in Canada or filed with the Nasdaq Global Market and which was made public by the Nasdaq Global Market, or regarding information distributed or required to be distributed by Sphere 3D to its shareholders. Moreover, Sphere 3D is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies (or foreign companies that do not qualify as “foreign private issuers”) whose securities are registered under the Exchange Act. Sphere 3D is not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, Sphere 3D’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Sphere 3D common shares. If Sphere 3D loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States. Sphere 3D does, however, file quarterly financial information under Canadian periodic reporting requirements for public corporations, which is accessible through the Internet at www.sedar.com, and will furnish such quarterly financial information to the SEC under cover of Form 6-K, which is available at www.sec.gov. Insiders of Sphere 3D are generally required to disclose their trading in Sphere 3D shares within 5 days of the date of the trade and these trading activity reports can be accessed through the Internet at www.sedi.ca.
Sphere 3D is an “emerging growth company” as defined in the JOBS Act, enacted on April 5, 2012, and Sphere 3D will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which Sphere 3D has total annual gross revenues of $1.0 billion or more; (b) the last day of the fiscal year of Sphere 3D following the fifth anniversary of the date of the first sale of common equity securities of Sphere 3D pursuant to an effective registration statement under the Securities Act; (c) the date on which Sphere 3D has, during the previous 3-year period, issued more than $1.0 billion in nonconvertible debt; or (d) the date on which Sphere 3D is deemed to be a ‘large accelerated filer’.
For so long as Sphere 3D continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act (“SOA”) in its annual reports filed under the Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the SOA has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).
Any U.S. domestic issuer that is an emerging growth company is able to avail itself of the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and our financial performance. As a foreign private issuer, Sphere 3D is not subject to such requirements, and will not become subject to such requirements even if we were to cease to be an emerging growth company.
Sphere 3D is and will remain through December 31, 2015, an “emerging growth company” within the meaning under the JOBS Act, and until Sphere 3D ceases to be an emerging growth company Sphere 3D may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the SOA. Investors may find our common stock less attractive because Sphere 3D relies on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
We may be treated as a Passive Foreign Investment Company.
There is also an ongoing risk that Sphere 3D may be treated as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes. A non-U.S. corporation generally will be considered to be a PFIC for any taxable year in which 75 percent or more of its gross income is passive income, or 50 percent or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). This determination is highly factual, and will depend upon, among other things, Sphere 3D’s market valuation and future financial performance. Sphere 3D believes that it was classified as a PFIC during the tax year ended December 31, 2013. However, based on current business plans and financial expectations, Sphere 3D expects that it will not be a PFIC for its current tax year ending December 31, 2014 and for the foreseeable future. If Sphere 3D were to be classified as a PFIC for any future taxable year, holders of Sphere 3D common shares who are U.S. taxpayers would be subject to adverse U.S. federal income tax consequences.
There is a possibility that, in the future, certain of our directors, officers and management could be in a position of conflict of interest.
Certain of the directors, officers and members of management of Sphere 3D may also serve as directors and/or officers of other companies. We may contract with such directors, officers, members of management and such other companies or with affiliated parties or other companies in which such directors, officers or members of management own or control. These persons may obtain compensation and other benefits in transactions relating to Sphere 3D. Consequently, there exists the possibility for such directors, officers and members of management to be in a position of conflict. Any decision made by any of such directors, officers and members of management involving Sphere 3D are being made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Sphere 3D.
Future sales of common shares by directors, officers and other shareholders could adversely affect the prevailing market price for common shares.
Subject to compliance with applicable securities laws, officers, directors and other shareholders and their respective affiliates may sell some or all of their common shares in the future. No prediction can be made as to the effect, if any, such future sales will have on the market price of the common shares prevailing from time to time. However, the future sale of a substantial number of common shares by Sphere 3D’s officers, directors and other shareholders and their respective affiliates, or the perception that such sales could occur, could adversely affect prevailing market prices for the common shares.
We may issue an unlimited number of common shares. Future sales of common shares will dilute your shares.
Sphere 3D’s articles permit the issuance of an unlimited number of common shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of Sphere 3D have the discretion to determine the price and the terms of issue of further issuances of common shares in accordance with applicable laws.
Risks Related to the Integration of Overland into Sphere 3D’s Business
Overland’s integration may also affect our operations by disrupting our ongoing business, causing the loss of customers, clients or strategic alliances, or by causing a failure to manage expanded operations.
In order to achieve the benefits of the acquisition of Overland, we must successfully retain staff, consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner, and realize the anticipated growth opportunities from combining Overland’s business and operations with those of Sphere 3D. Although the existing corporate management team of Overland is employed by Sphere 3D following the closing of the merger, the integration of Overland requires the dedication of management effort, time and resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during the integration process. As a result of the merger, Sphere 3D has been and will continue to be required to devote significant management attention and resources to integrating Overland’s business practices and operations.
Further, the integration process may result in the disruption of ongoing business and customer relationships that may adversely affect our ability to achieve the anticipated benefits of the merger. We may be unable to integrate the Sphere 3D and the Overland businesses successfully. In addition, Overland has not yet completed its ongoing integration of the business of Tandberg into its business. Further, we do not have an established and profitable history of integrating acquisitions. Potential difficulties we may encounter as part of the integration process include the following:

•
the potential inability to successfully combine Overland’s business with Sphere 3D’s business in a manner that permits us to achieve the cost synergies expected to be achieved as a result of the completion of the merger and other benefits anticipated to result from the merger;

•	the potential inability to integrate Overland’s customer-facing products and services;

•	challenges leveraging the customer information and technology of the two companies;

•
challenges effectuating the diversification strategy, including challenges achieving revenue growth from sales of each of the Company’s products and services to the clients and customers of the other company;

•	challenges integrating foreign operations;

•	increased risks in performing a higher proportion of business through foreign operations;

•
complexities associated with managing the combined businesses, including difficulty addressing possible differences in corporate cultures and management philosophies and the challenge of integrating complex systems, technology, networks, and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, clients, employees, lenders, and other constituencies;

•	challenges in obtaining sufficient capital and liquidity to achieve the business plan; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the merger.
In addition, it is possible that the integration process could result in diversion of the attention of management which could adversely affect our ability to maintain relationships with customers, clients, employees, and other constituencies or our ability to achieve the anticipated benefits of the merger, or could reduce our operating results or otherwise adversely affect our business and financial results. Further, we expect to incur significant transaction costs and significant synergy planning and costs in connection with the integration. While we have assumed that this level of expense will be incurred, there are many factors beyond our control that could affect the total amount or the timing of integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. To the extent these integration expenses are higher than anticipated or are incurred at different times than anticipated, our future operating results and financial condition may be materially adversely affected.
Expanded operations could also present a problem for our management. As a result of the merger, the size of our business has increased significantly. Our future success depends, in part, upon our ability to manage this expanded business, which poses substantial challenges for management, including challenges related to the management and monitoring of new operations, significantly increased foreign operations, and associated increased costs and complexity. There can be no assurances that we will be successful in managing these risks.
Further, the merger may result in a loss of customers, clients and strategic alliances. As a result of the merger, some of the customers, clients, potential customers or clients or strategic partners of Overland or Sphere 3D may terminate their business relationship with us. Potential clients or strategic partners may delay entering into, or decide not to enter into, a business relationship with us because of the merger. If customer or client relationships or strategic alliances are adversely affected by the merger, our business and financial performance would suffer.
In addition, the achievement of the goals and anticipated benefits of the merger are in many important respects subject to factors that we do not control. These factors include such things as the reactions of third parties with whom we enter into contracts and do business and the reactions of investors and analysts.
Overland’s integration into our company may cause us to lose key employees.
We are dependent on the experience and industry knowledge of our officers and other key employees, including the former officers and other key employees of Overland, to execute our business plans. Our success will depend in part upon our ability to retain key management personnel and other key employees. Our current and prospective employees may experience uncertainty about their roles within Sphere 3D as a result of the merger or other concerns regarding our operations as a result of the merger, any of which may have an adverse effect on our ability to attract or retain key management and other key personnel.

The obligations and liabilities of Sphere 3D, some of which may be unanticipated or unknown, may be greater than anticipated, which may diminish the value of Sphere 3D’s shares.
We assumed certain liabilities of Overland as a result of the merger. In addition, there may be liabilities that we failed to discover or were unable to quantify during our due diligence process. Overland’s liabilities, including any liabilities of Overland that were unknown or unquantified at the time of the merger, could have an adverse effect on our business, financial condition and results of operations.
Lawsuits have been filed against us and Overland relating to the merger, and an adverse ruling in any such lawsuit could adversely affect our business and operations.
Since the merger was announced, four separate putative shareholder class action lawsuits were filed against Overland, all of its directors, and Sphere 3D (the “Company Defendants”) in the California Superior Court in and for the County of San Diego (the “Merger Actions”). Three of the lawsuits also named as a defendant Cyrus Capital Partners, the investment manager of the Cyrus Funds, which own the majority of the Company's shares. On June 25, 2014, the Superior Court entered an order providing for the consolidation of all cases relating to the Company’s decision to enter into the merger agreement with Overland. These cases have been consolidated before a single judge and are referred to as In re: Overland Storage Inc., Shareholders Litigation, Lead Case No. 37-2014-00016017-CU-SL-CTL (the “Consolidated Action”). On July 30, 2014, the plaintiffs filed their consolidated amended complaint. The lawsuit alleges breaches of fiduciary duties and conflicts of interest against Overland’s directors relating to the merger process, the terms of the merger agreement, and the consideration to be received by Overland’s shareholders under the terms of the merger agreement. The lawsuit alleges that the other defendants aided and abetted the purported breaches of fiduciary duties by Overland’s directors. The relief sought includes an injunction prohibiting the consummation of the merger, rescission of the merger to the extent already implemented or rescissory damages, damages, and an award of attorneys’ fees and costs. On October 13, 2014, the plaintiffs and the Company Defendants entered into a memorandum of understanding to settle the Consolidated Action and Merger Actions. The Memorandum of Understanding provides, among other things, that additional disclosures would be made concerning the analysis performed by Overland’s financial advisor relating to the merger, Overland’s management projections, and the circumstances leading up to the merger.
While we believe that the lawsuits are without merit, and we specifically deny the allegations made in the lawsuits and maintain that we and the other defendants committed no wrongdoing whatsoever, to permit the timely consummation of the merger, and without admitting the validity of any allegations made in the lawsuits, we concluded that it was desirable that the Consolidated Action and Merger Actions be resolved. The proposed settlement of the Consolidated Action and Merger Actions, which is subject to confirmatory discovery and court approval, provides for the release of all claims against the defendants relating to the merger and the allegations in the Consolidated Action and Merger Actions. There can be no assurance that the settlement will be finalized or that the Superior Court will approve the settlement.
DIVIDENDS AND DISTRIBUTIONS
The Company has not declared or paid any dividends on its common shares to date. The Company’s current intention is to retain any future earnings to support the development of the business of Sphere 3D and does not anticipate paying cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the board of directors of Sphere 3D after taking into account various factors, including but not limited to the financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that Sphere 3D may be a party to at the time. Accordingly, investors must rely on sales of their Sphere 3D common shares after price appreciation, which may never occur, as the only way to realize a return on their investment.
DESCRIPTION OF CAPITAL STRUCTURE
The authorized share capital of the Company consists of an unlimited number of common shares. As of December 31, 2014, 34,553,895 common shares were issued and outstanding.

The common shares are not redeemable or convertible. Each common share carries the right to receive notice of and one vote at a meeting of shareholders, the right to participate in any distribution of the assets of the Company on liquidation, dissolution or winding up, and the right to receive dividends if, as and when declared by the board of directors of the Company. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. All of the outstanding common shares are fully paid and non-assessable.
MARKET FOR SECURITIES
Our common shares were listed and posted for trading on the TSXV under the trading symbol “ANY”. In July 2014, our common shares began trading on the NASDAQ under the trading symbol “ANY”. Upon commencement of trading on the NASDAQ, our common shares have ceased to be quoted on the OTCQX. On December 10, 2014, our common shares ceased to trade on the TSXV.
The monthly price ranges and volumes of trading of the outstanding common shares as reported by the NASDAQ (OTCQX) over the 2014 year are set forth in the following table:

Period	High	Low	Volume
	USD$	USD$
January	6.32	5.23	635,164
February	7.33	5.78	1,059,867
March	7.93	6.29	849,724
April	8.76	5.89	1,258,574
May	8.88	7.56	593,758
June	10.50	7.00	443,205
July	11.46	6.26	917,920
August	7.95	6.01	1,152,753
September	7.36	6.36	871,963
October	7.19	4.87	1,143,528
November	9.54	5.50	1,309,431
December	7.99	5.17	2,273,146

The monthly price ranges and volumes of trading of the outstanding common shares as reported by the TSXV over the 2014 year are set forth in the following table:

Period	High	Low	Volume
	CAD$	CAD$
January	6.79	5.40	2,048,335
February	8.10	6.35	2,482,104
March	8.85	6.74	1,758,970
April	9.69	6.46	3,748,275
May	9.74	8.26	1,472,771
June	11.19	7.52	1,475,269
July	11.20	6.81	1,664,236
August	8.46	6.57	1,137,139
September	8.01	6.94	868,853
October	7.66	5.35	1,461,158
November	10.87	6.25	2,629,877
December	8.80	6.90	531,476

(a)	In March 2014, the Company issued 1,089,867 common shares for VDI technology.

(b)	In July 2014, the Company issued 10,894 common shares for the payment of related party interest expense.

(c)	In July 2014, the Company issued 52,801 common shares for the payment of related party supply agreement.

(d)	In October 2014, the Company issued 1,235,325 common shares for the conversion of special warrants.

(e)
In December 2014, in connection with the acquisition of Overland, the Company issued a total of 8,556,865 common shares for all of the outstanding Overland shares. In addition, the Company issued warrants to purchase up to 1,323,897 of its common shares, options to purchase up to168,488 common shares and 673,776 restricted share units.

(f)	In December 2014, the Company issued 333,333 common shares for conversion of debt, and 23,408 common shares for payment of related party interest expense.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER
Escrowed Shares
Certain common shares are subject to escrow in accordance with TSXV policies. There are two separate escrow agreements in place which are subject to different rates of release. The following table summarizes the common shares that were issued by the Company and are subject to and held under each escrow and the dates of release there from:

	Surplus Share Escrow		Value Share Escrow		Total
	Number	%	Number	%	Number	%
Balance at December 31, 2012	4,422,250	95	3,875,625	90	8,297,875	93
Released - June 27, 2013	232,750	5	645,937	15	878,687	10
Released - December 27, 2013	465,500	10	645,937	15	1,111,437	13
Balance at December 31, 2013	3,724,000	80	2,583,751	60	6,307,751	70
Released June 27, 2014	465,500	10	645,937	15	1,111,437	13
Released December 27, 2014	698,250	15	645,938	15	1,344,188	15
Total subject to escrow at December 31, 2014	2,560,250	55	1,291,876	30	3,852,126	42
Future releases:
June 27, 2015	698,250	15	645,938	15	1,344,188	15
December 27, 2015	1,862,000	40	645,938	15	2,507,938	27
Total future releases	2,560,250	55	1,291,876	30	3,852,126	42
Escrowed shares are subject to release every six months from the date of the exchange bulletin, at the rate shown. Release dates could be accelerated if the Company were to apply to the TSXV and receive its approval. As well, if the operations or development of the Intellectual Property or the business are discontinued then the unreleased securities held in the Surplus Share Escrow and Value Share Escrow set out above will be cancelled.
DIRECTORS AND OFFICERS
Directors and Officers
The following table sets out, as of the date hereof, for each of the directors and executive officers of the Company, the person’s name, municipality of residence, positions with the Company (i.e., directorship) and principal occupation during the five preceding years. The term of office for each of the directors will expire at the time of the next annual meeting of the shareholders of the Company.
As of the date hereof, the directors and executive officers of the Company collectively beneficially own, directly or indirectly, or exercise control and direction over 3,082,773 common shares representing, in the aggregate approximately 8.7% of the issued and outstanding common shares, calculated on a fully diluted basis.

Name, Position and Province/State and Country of Residence	Director Since	Principal Occupation During the Five Preceding Years
Peter Ashkin (2), (3), (4), (5) Director California, United States	January 16, 2012 (1)	Managing Partner, Baker, Cook and Constable LLC (formerly Peter Ashkin Consulting)
Mario Biasini Director Ontario, Canada	October 21, 2009 (1)	Former President, Sphere 3D Corp.
Daniel J. Bordessa (2) (3) Director Cayman Islands, British Overseas Territories	December 1, 2014	Partner, Cyrus Capital Partners, L.P.
Glenn M. Bowman (2) (3) (4) (5) Director Ontario, Canada	January 16, 2012 (1)	Managing Director, CCC Investment Banking Former Managing Partner, Capital Canada Limited
Eric L. Kelly Chief Executive Officer, Chairman and Director California, United States	July 15, 2013	Chief Executive Officer, Sphere 3D Corp. Former President and Chief Executive Officer, Overland Storage, Inc.
Vivekanand Mahadevan (2) (4) (5) Director California, United States	December 1, 2014	Chief Executive Officer, Dev Solutions, Inc. Former Chief Strategy Officer, NetApp Former Vice President of Marketing, LSI Corporation
Peter Tassiopoulos President, Vice Chairman and Director Ontario, Canada	March 7, 2014	President, Sphere 3D Corp. Former Chief Executive Officer, Sphere 3D Corp. Former Independent Consultant
Kurt L. Kalbfleisch Senior Vice President and Chief Financial Officer California, United States	N/A	Senior Vice President and Chief Financial Officer, Sphere 3D Corp. Former Senior Vice President and Chief Financial Officer, Overland Storage, Inc.
Randall T. Gast Senior Vice President and Chief Operating Officer California, United States	N/A	Senior Vice President and Chief Operating Officer, Sphere 3D Corp. Former Senior Vice President and Chief Operating Officer, Overland Storage, Inc.
__________________

(1)	Includes period as Director of the predecessor company, Sphere 3D Inc.

(2)	Independent director. See “Audit Committee - Audit Committee Composition”.

(3)	Member of Audit Committee.

(4)	Member of Compensation Committee.

(5)	Member of the Nominating and Governance Committee.

Biographies
The following is a biography of each of the directors and officers of the Company.
Peter Ashkin, Director
Mr. Ashkin is a current member of the Board and also serves as the Chairman of its Compensation Committee. Mr. Ashkin is Managing Partner of Baker, Cook and Constable LLC, a venture capital firm that focuses on investing in, and operating high-tech start-up companies. Mr. Ashkin is President of Peter Ashkin Consulting, based in Paso Robles, California, a consulting agency that focuses on high-tech start-up companies. Previously, Mr. Ashkin served as President of the Technology Group for CanWest Mediaworks (2004 - 2006), at that time, Canada’s largest media company, with multiple locations across Canada consisting of newspapers, broadcast television and cable. Prior to CanWest, Mr. Ashkin served as President of Product Strategy for AOL (America Online) (2001 - 2004), at that time, the world’s largest Internet provider. Mr. Ashkin also served as Senior Vice President and Chief Technology Officer of Gateway Computer (1998 - 2001) and prior thereto a number of senior and executive management positions at both Toshiba Corporation and Apple.
Mario Biasini, Director
Mr. Biasini has been a director of the Company since he co-founded the business in October 2009 and formerly served as President until December 1, 2014. Mr. Biasini is also the founder and President of Promotion Depot Inc., a private company in the graphic arts, lithographic printing, digital reproductions and promotional product industry. Founded in 2003, Promotion Depot is an innovative printing and promotion specialties company that has worked with Fortune 500 companies in Canada and the U.S., including LG Electronics, Samsung, I Travel 2000, Novartis Consumer Health, Dairy Queen and Mentos. Mr. Biasini has over 20 years of operations management and industry contacts.
Daniel J. Bordessa, Director
Mr. Bordessa is currently a partner of, and has been employed by, Cyrus Capital Partners, L.P., an affiliate of the Company, since March 2005. Prior to joining Cyrus, Mr. Bordessa was an Executive Director at Lazard where he was responsible for providing restructuring and mergers and acquisitions advice. Mr. Bordessa has an M.B.A from the Schulich School of Business at York University in Toronto and holds an Honors Bachelor of Commerce degree.
Glenn M. Bowman, Director
Mr. Bowman is a current member of the Board and serves as the Chairman of the Audit Committee. Mr. Bowman, FCPA, FCA, is Managing Director with CCC Investment Banking. Mr. Bowman was Managing Partner with Capital Canada Limited from 2003 to 2014; a provider of investment banking services to predominantly mid-market companies, since 2003. Mr. Bowman is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Bowman’s responsibilities at Capital Canada include investment banking, financial advisory work (including fairness opinions and business and securities valuations), and financial restructuring services. Mr. Bowman has extensive experience in a wide range of topics including mergers and acquisitions, private placements of debt and equity and preparation and assessment of financial forecasts. Mr. Bowman currently serves on the board of directors of Rockcliff Resources Inc., a Canadian resource exploration company, and a member of its audit committee (since 2010) and as a member of the board of directors of WireIE Holdings International Inc. (privately held), a global provider of IP based broadband wireless network solutions. Mr. Bowman previously served as Chairman of Alliance Financing Group Inc. (renamed Stream Ventures Inc.).

Eric L. Kelly, Chief Executive Officer, Chairman and Director
Mr. Kelly is a current member of the Board, has served as its Chairman since July 2013, and also serves as its Chief Executive Officer since December 1, 2014. Mr. Kelly formerly served as Chief Executive Officer of Overland since January 2009, President and Chief Executive Officer of Overland since January 2010 and has been a member of Overland’s board of directors since November 2007. Mr. Kelly currently serves on the U.S. Department of Commerce’s Manufacturing Council, and the White House’s Advance Manufacturing Partnership, where he offers advice and counsel to the Obama Administration on strategies and policy recommendations on ways to promote and advance U.S. manufacturing. He also participates on advisory boards for the University of San Francisco and San Francisco State University. Mr. Kelly has spent over 30 years in computer technology developing distinct operational, marketing and sales expertise. His previous corporate affiliations include Adaptec Inc., Maxtor Corp., Dell Computer Corp., Diamond Multimedia, Conner Peripherals and IBM. Mr. Kelly earned an M.B.A. from San Francisco State University and a B.S. in Business from San Jose State University.
Vivekanand Mahadevan, Director
Mr. Mahadevan has been the Chief Executive Officer of Dev Solutions, Inc., a consulting firm that helps technology startups build next-generation market leaders in data analytics, security, storage and cloud markets since March 2012. Mr. Mahadevan was the Chief Strategy Officer for NetApp, Inc., a supplier of enterprise storage and data management software and hardware products and services, from November 2010 until February 2012. Prior to that time served as Vice President of Marketing for LSI Corporation, an electronics company that designs semiconductors and software that accelerate storage and networking, from January 2009 to September 2010. Prior to LSI Corporation, he was Chief Executive Officer for Deeya Energy, Inc., and has also held senior management positions with leading storage and systems management companies including BMC Software, Compaq, Ivita, and Maxxan Systems. Vic holds an M.B.A. in Marketing and MS in Engineering from the University of Iowa as well a degree in Mechanical Engineering from the Indian Institute of Technology.
Peter Tassiopoulos, President, Vice Chairman and Director
Mr. Tassiopoulos is a current member of the Board and has served as President of the Company since December 1, 2014. Mr. Tassiopoulos served as the Chief Executive Officer of the Company from March 2013 until December 1, 2014. Mr. Tassiopoulos has extensive experience in information technology business development and global sales as well as a successful track record leading early-stage technology companies. He has been actively involved as a business consultant over the past 10 years, including acting as Chief Operating Officer and then Chief Executive Officer of BioSign Technologies Inc. from September 2009 to April 2011 and Chief Executive Officer of IgeaCare Systems Inc. from February 2003 to December 2008.
Kurt L. Kalbfleisch, Senior Vice President and Chief Financial Officer
Mr. Kalbfleisch has served as Senior Vice President and Chief Financial Officer of the Company since December 1, 2014. Mr. Kalbfleisch had 20 years of service with Overland and served as Overland's Senior Vice President since June 2012, Chief Financial Officer since February 2008, and Secretary since October 2009. Prior to that, he served as Overland's Vice President of Finance from July 2007 to June 2012.
Randall T. Gast, Senior Vice President and Chief Operating Officer
Mr. Gast has served as Senior Vice President and Chief Operating Officer of the Company since December 1, 2014. Mr. Gast served as Overland Storage's Chief Operating Officer from January 2014 until December 1, 2014, as its Senior Vice President of Worldwide Operations and Service from August 2013 through December 1, 2014, and as its Senior Vice President of Strategic Alliances and Client Services from August 2012 until December 1, 2014. Prior to joining Overland, Mr. Gast was Vice President, Corporate Operations, of 3PAR, Inc. from May 2006 until October 2010 when 3PAR, Inc. was acquired by Hewlett Packard. Mr. Gast served as Vice President of ESSN Supply Chain & Logistics at Hewlett Packard from October 2010 to June 2012.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
Corporate Cease Trade Orders
No director or executive officer of the Company is, as of the date of this AIF, or within 10 years before the date of this AIF was a director, chief executive officer or chief financial officer of any company, that:

(a)	was subject to an order that was issued while acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For these purposes, “order” means a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.
Bankruptcies
No director or executive officer of the Company or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions
No director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
CONFLICTS OF INTEREST
Certain directors and officers of the Company may be associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with corporate laws, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.
In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company. Some of the directors of the Company have either other employment or other business or time restrictions placed on them and accordingly, these directors of the Company will only be able to devote part of their time to the affairs of the Company. In particular, certain directors and officers are involved in managerial and/or director positions with other companies whose operations may, from time to time, provide financing to, or make equity investments in, competitors of the Company. Conflicts, if any, will be subject to the procedures and remedies provided under the Business Corporations Act (Ontario). The Business Corporations Act (Ontario) provides, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the Business Corporations Act (Ontario).
AUDIT COMMITTEE INFORMATION
Audit Committee Charter
The text of the Audit Committee’s charter is attached as Schedule “A”
Audit Committee Composition
The members of the Company’s Audit Committee are:

Glenn M. Bowman (Chair)	Independent(1)	Financially Literate(2)
Peter Ashkin	Independent(1)	Financially Literate(2)
Daniel J. Bordessa	Independent(1)	Financially Literate(2)
________________

(1)
A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the board of directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)
An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education, Experience, and Attributes
The Company’s board of directors has determined that each member of the Company’s Audit Committee has adequate education and experience that will be relevant to his performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with the following attributes:

(a)	an understanding of the body of the generally accepted accounting principles used by the Company to prepare its financial statements;

(b)	the ability to assess the general application of the above noted principles in connection with the accounting for estimates, accruals and reserves;

(c)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities;

(d)	an understanding of internal controls for financial reporting; and

(e)	an understanding of audit committee functions.
In addition, the Company’s Board of Directors has determined that each member of the Company’s Audit Committee is independent as that term is defined by the rules and regulations of the Nasdaq Stock Market, Inc. and qualifies as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K under the U.S. Securities Exchange Act of 1934, as amended.

See “Directors and Executive Officers” for further details.
Audit Committee Oversight
At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.
Reliance on Certain Exemptions
At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (de minimis non-audit services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.
Pre-Approval Policies and Procedures
The Audit Committee has the authority to pre-approve all non-audit services to be provided to the Company by its independent auditor. All services provided by Moss Adams and Collins Barrow during the years 2014 and 2013, respectively, were pre-approved by the Audit Committee.
External Auditor Service Fees
The aggregate fees incurred by the Company’s current external auditor, Moss Adams, in each of the last two years for audit and other fees are as follows (in thousands):

	2014	2013
Audit fees(1)	$450	$—
Audit related fees(2)	13	—
Tax fees(3)	—	—
All other fees(4)	—	—
	$463	$—
___________________

(1)
Audit fees consist of fees billed for professional services rendered in connection with the audit of our annual consolidated financial statements, which were provided in 2014 in connection with statutory and regulatory filings or engagements. In 2014, the primary auditor changed from Collins Barrow to Moss Adams.

(2)
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements, and are not reported under audit fees.

(3)
Tax fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning (domestic and international). These services include assistance regarding federal, state and international tax compliance, acquisitions and international tax planning. There were no such services rendered to us by Moss Adams.

(4)	All other fees consist of fees for products and services other than the services reported above. There were no such services rendered to us.

The aggregate fees incurred by the Company’s predecessor external auditor, Collins Barrow, in each of the last two years for audit and other fees are as follows (in thousands):

	2014	2013
Audit fees(1)	$44	$26
Audit related fees(2)	22	—
Tax fees(3)	7	5
All other fees(4)	—	—
	$73	$31
___________________

(1)
Audit fees consist of fees billed for professional services rendered in connection with the audit of our annual consolidated financial statements, which were provided in 2014 and 2013 in connection with statutory and regulatory filings or engagements. In 2014, the primary auditor changed from Collins Barrow to Moss Adams.

(2)
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements, and are not reported under audit fees.

(3)
Tax fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning (domestic and international). These services include assistance regarding federal, state and international tax compliance, acquisitions and international tax planning.

(4)	All other fees consist of fees for products and services other than the services reported above.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
The Company is, from time to time, subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending proceedings will not have a material effect on the Company’s results of operations, financial position or cash flows.
Patent Litigation Funding Agreement
In December 2010, Overland entered into a litigation funding agreement (the “Funding Agreement”) with Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. (collectively, the “Special Situations Funds”) pursuant to which the Special Situations Funds agreed to fund certain patent litigation brought by the Company. In May 2014, the Special Situations Funds filed a complaint against Overland in the Supreme Court for New York County, alleging breach of the Funding Agreement. The Special Situations Funds allege that Overland's January 2014 acquisition of Tandberg Data entitled the Special Situations Funds to a $6.0 million payment under the Funding Agreement, and therefore Overland's refusal to make the payment constitutes a breach of the Funding Agreement. The Special Situations Funds are seeking $6.0 million in contractual damages as well as costs and fees. We believe the lawsuit to be without merit and intend to vigorously defend against the action.
Patent Infringement
In June 2012, Overland filed patent infringement lawsuits in the United States District Court for the Southern District of California against Spectra Logic Corporation (“Spectra Logic”), based in Boulder, Colorado and Qualstar Corporation (“Qualstar”), based in Simi Valley, California. In the Spectra Logic case, Overland claimed infringement of U.S. Patent Nos. 6,328,766 and 6,353,581. In the Qualstar case, Overland claimed infringement of U.S. Patent No. 6,328,766.
In June 2013, Spectra Logic filed a Petition for Inter Partes Review of the claims of U.S. Patent No. 6,328,766 with the United States Patent and Trademark Office. The Petition was assigned Case No. IPR2013-00357. In December 2013, the United States Patent and Trademark Office granted the Petition and initiated an inter partes review proceeding involving U.S. Patent No.

6,328,766. On November 7, 2014, the United States Patent and Trademark Office issued a Final Written Decision finding claims 1-11 of U.S. Patent No. 6,328,766 to be unpatentable. On March 9, 2015, we filed a Notice of Appeal with the United States Court of Appeals for the Federal Circuit, which initiates the appeal process.
In January and February 2014, the District Court for the Southern District of California stayed Overland's litigation against Qualstar and Spectra Logic, respectively, pending the results of the inter partes review filed by Spectra Logic.
In May 2013, Safe Storage LLC (“Safe Storage”), a Delaware limited liability company, filed a complaint against Overland in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,978,346 by our products. Safe Storage is seeking monetary damages from us and injunctive relief. In January 2015, the Delaware district court entered an order staying Safe Storage’s case against us pending the outcome of a Petition for Inter Partes Review of the claims of U.S. Patent No. 6,978,346 filed by defendants in other Safe Storage litigation (IPR2014-00901).
Merger
In May 2014, we announced that we had signed an agreement and plan of merger with Overland. Since the merger was announced, four separate putative shareholder class action lawsuits were filed against us, Overland and all of its directors in the California Superior Court in and for the County of San Diego. Three of the lawsuits also named Cyrus Capital Partners, the majority shareholder of Overland, as a defendant. On June 25, 2014, the Superior Court entered an order providing for the consolidation of all cases relating to Overland’s decision to enter into the merger agreement with Sphere 3D. These cases have been consolidated before a single judge and are referred to as In re Overland Storage Inc., Shareholders Litigation, Lead Case No. 37-2014-00016017-CU-SL-CTL. On July 30, 2014, the plaintiffs filed their consolidated amended complaint. The lawsuit alleges breaches of fiduciary duties and conflicts of interest against Overland’s directors relating to the merger process, the terms of the merger agreement, and the consideration to be received by Overland’s shareholders under the terms of the merger agreement. The lawsuit alleges that we and the other defendants aided and abetted the purported breaches of fiduciary duties by Overland’s directors. The relief sought includes an injunction prohibiting the consummation of the merger, rescission of the merger to the extent already implemented or rescissory damages, damages, and an award of attorneys' fees and costs.
On October 13, 2014, the plaintiffs and the defendants entered into a memorandum of understanding (the “Memorandum of Understanding”) to settle the Consolidated Action and Merger Actions. The Memorandum of Understanding provided, among other things, that additional disclosures would be made concerning the analysis performed by Overland’s financial advisor relating to the merger, Overland’s management projections, and the circumstances leading up to the merger, which additional disclosures were included in the amended Registration Statement on Form F-4 filed by us with the Securities Exchange Commission.
While we believe that the lawsuits are without merit, and we specifically deny the allegations made in the lawsuits and maintain that we and the other defendants committed no wrongdoing whatsoever, to permit the timely consummation of the merger, and without admitting the validity of any allegations made in the lawsuits, we concluded that it is desirable that the Consolidated Action and Merger Actions be resolved. The proposed settlement of the Consolidated Action and Merger Actions, which is subject to final documentation and court approval, provides for the release of all claims against the defendants relating to the merger and the allegations in the Consolidated Action and Merger Actions. There can be no assurance that the settlement will be finalized or that the Superior Court will approve the settlement.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Related parties of the Company include the Company’s key management personnel and independent directors. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise). There were no transactions within the last three financial years or during the current financial year that have materially affected, or reasonably expected to materially affect, the Company.

TRANSFER AGENTS AND REGISTRARS
The Company’s transfer agent and registrar in Canada is TMX Equity Transfer Services Inc., located at Suite 300, 200 University Avenue, Toronto, Ontario, M5H 4H1. The Company’s co-transfer agent and registrar in the United States is Continental Stock Transfer & Trust, located at 17 Battery Place, 8th Floor, New York, New York 10004.
MATERIAL CONTRACTS
The following are the only material contracts, other than contracts in the ordinary course of business, which have been entered into by Sphere 3D and/or its subsidiaries and which are still in effect:

1.	Surplus Escrow Agreement dated December 20, 2012.

2.	Value Escrow Agreement dated December 20, 2012.

3.	Voting Agreements each dated July 15, 2013 between Eric L. Kelly and various shareholders of the Company.

4.	Board Nomination Right Agreement dated July 15, 2013 between Eric L. Kelly and the Company.

5.	Warrant Indenture Agreement dated November 12, 2013 between Equity Financial Trust Company and the Company.

6.	Asset Purchase Agreement dated February 11, 2014 by and among V3 Systems, V3 Systems Holdings, Inc. and Sphere 3D.

7.	Warrant Indenture dated June 5, 2014 between the Company and Equity Financial Trust Company.

8.	Convertible Debenture dated December 1, 2014 between the Company and FBC Holdings S.A.R.L. for $19.5 million.

9.	Escrow Agreement dated December 1, 2014 between the Company and Continental Stock Transfer and Trust Company.

10.	Revolving Credit Agreement dated December 30, 2014 between the Company, Overland Storage, Inc. and FBC Holdings S.A.R.L.

11.	Amended and Restated Loan and Security Agreement dated December 31, 2014 between Overland, Tandberg Data GmbH, Sphere 3D, and Silicon Valley Bank,.
ADDITIONAL INFORMATION
Additional information relating to the Company may be found on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans are contained in the Company’s information circular for its 2015 annual meeting of shareholders.
Additional financial information for the year ended December 31, 2014 is provided in the audited consolidated financial statements of the Company and the related management’s discussion and analysis for the Company.

Schedule “A”
SPHERE 3D CORP.
AUDIT COMMITTEE CHARTER
1.     Purpose
The Audit Committee will assist the Board of Directors of Sphere 3D Corp. in its oversight of the integrity and reliability of the Corporation’s accounting principles and practices, financial statements and other financial reporting, and disclosure principles and practices used by the Corporation’s management. In compliance with the Multilateral Instrument 52-110 and the applicable rules and regulations of the United States Securities and Exchange Commission and the NASDAQ Listing Rules, the Audit Committee shall have responsibility overseeing (i) the qualifications, independence and performance of the independent auditors (hereafter also referred to as the “external auditors”) of the Corporation, (ii) the establishment by management of an adequate system of internal controls and procedures, (iii) the effectiveness of the internal controls and procedures, and (iv) the compliance by the Corporation with legal and regulatory requirements.
2.     Composition
The Board of Directors will appoint the Audit Committee members and an Audit Committee Chair. The Audit Committee shall be composed of three members of the Board of Directors. Each Audit Committee member will be Financially Literate. One member of the Audit Committee shall be considered a “financial expert” as defined by the United States Securities and Exchange Commission. The composition and qualifications of all Audit Committee members shall comply with all applicable legal and regulatory requirements and will be kept current as regulations evolve. Each member of the Audit Committee shall be an Independent Director.
3.     Meetings
The Audit Committee will meet at least four times per year and at least once every fiscal quarter, with authority to convene additional meetings, as circumstances require. All Audit Committee members are expected to attend each meeting, in person or via telephone conference. The Audit Committee will invite members of management, auditors or others to attend meetings and provide pertinent information, as necessary. It will hold private meetings with auditors and executive sessions. The Audit Committee may meet privately with any single member of management or any combination of members of management, as it deems appropriate. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes will be prepared.
4.     Duties and Responsibilities
4.1     Financial Reporting

4.1.1
Review with management and the external auditors any items of concern, any proposed changes in the selection or application of major accounting policies and the reasons for the change, any identified risks and uncertainties, and any issues requiring management judgment, to the extent that the foregoing may be material to financial reporting.

4.1.2
Consider any matter required to be communicated to the Audit Committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards, including the external auditors’ report to the Audit Committee (and management’s response thereto) on: (i) all critical accounting policies and practices used by the Corporation; (ii) all alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (iii) any other material written communications between the external auditors and management.

4.1.3
Require the external auditors to present and discuss with the Audit Committee their views about the quality, not just the acceptability, of the implementation of generally accepted accounting principles with particular focus on accounting estimates and judgments made by management and their selection of accounting principles.

4.1.4
Discuss with management and the external auditors (i) any accounting adjustments that were noted or proposed (i.e., immaterial or otherwise) by the external auditors but were not reflected in the financial statements; (ii) any material correcting adjustments that were identified by the external auditors in accordance with generally accepted accounting principles or applicable law; (iii) any communication reflecting a difference of opinion between the audit team and the external auditors’ national office on material auditing or accounting issues raised by the engagement; and (iv) any “management” or “internal control” letter issued, or proposed to be issued, by the external auditors to the Corporation.

4.1.5
Discuss with management and the external auditors any significant financial reporting issues considered during the fiscal period and the method of resolution. Resolve disagreements between management and the external auditors regarding financial reporting.

4.1.6
Review with management and the external auditors (i) any off-balance sheet financing mechanisms being used by the Corporation and their effect on the Corporation’s financial statements; and (ii) the effect of regulatory and accounting initiatives on the Corporation’s financial statements, including the potential impact of proposed initiatives.

4.1.7
Review with management and the external auditors and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position, operating results or cash flows of the Corporation, and the manner in which these matters have been disclosed or reflected in the financial statements.

4.1.8
Review with the external auditors any audit problems or difficulties experienced by the external auditors in performing the audit, including any restrictions or limitations imposed by management, and management’s response. Resolve any disagreements between management and the external auditors regarding these matters.

4.1.9
Review the results of the external auditors’ audit work including findings and recommendations, management’s response, and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.

4.1.10
Review and discuss with management and the external auditors the audited annual financial statements and related management’s discussion and analysis, make recommendations to the Board with respect to approval thereof, before being released to the public, and obtain an explanation from management of all significant variances between comparable reporting periods.

4.1.11
Review and discuss with management and the external auditors all interim unaudited financial statements and quarterly reports and related interim management’s discussion and analysis and make recommendations to the Board with respect to the approval thereof, before being released to the public.

4.1.12
Discuss the type and presentation to be included in earnings releases (paying particular attention to any use of pro forma or “adjusted” non-GAAP information). Such review may be general (consisting of discussing the types of information to be disclosed and the types of presentations to be made), and each press release or each instance in which the Corporation provides earnings guidance need not be discussed in advance.

4.1.13
Make recommendations to the Board regarding the appointment and replacement of the Chief Financial Officer and review with the Chief Financial Officer the appointment and replacement of other members of senior management who will be involved in financial reporting.

4.1.14	In conjunction with the Compensation Committee, review succession plans for the Chief Financial Officer.

4.1.15	Review the necessary information to file the Annual Information Form, if required by applicable legislation to be filed, and to distribute management information circular as required by Form 52-110F1.
4.2     Disclosure Controls, Internal Controls and Risk Management

4.2.1
Review the adequacy of the internal controls over financial reporting that have been adopted by the Corporation, any special audit steps adopted in light of material control deficiencies and the adequacy of disclosures about changes in internal control over financial reporting.

4.2.2
Review with management the disclosure controls and procedures that have been adopted by the Corporation and review periodically, but in no event less frequently than quarterly, management’s conclusions about the effectiveness of such disclosure controls and procedures, including any material non-compliance with them.

4.2.3
Review periodically the Corporation’s policies with respect to financial risks, and discuss with management the Corporation’s major financial risk exposures and the steps taken to monitor and control such risks.

4.3     External Auditors

4.3.1
Be solely responsible for the appointment, compensation, retention and oversight of the work of any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation.

4.3.2	Instruct the external auditors that:

4.3.2.1	they are ultimately accountable to the Audit Committee, as representatives of shareholders; and

4.3.2.2	they must report directly to the Audit Committee.

4.3.3
Confirm that the external auditors have direct and open communication with the Audit Committee and that the external auditors meet regularly with the Audit Committee without management present to discuss any matters that the Audit Committee or the external auditors believe should be discussed privately.

4.3.4	Evaluate the external auditors’ qualifications, performance, and independence and report its conclusions to the Board. As part of that evaluation, the Audit Committee will:

4.3.4.1
at least annually, request and review a formal report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditors’ independence) all relationships between the external auditors and the Corporation, including the amount of fees received by the external auditors for the audit services and for various types of non-audit services for the periods prescribed by applicable law;

4.3.4.2
annually evaluate the qualifications, performance and independence of the external auditors, including the extent of non-audit services and fees, the extent to which the compensation of the audit partners of the external auditors is based upon selling non-audit services, the timing and process for implementing the rotation of the lead audit partner, reviewing partner and other partners providing audit services for the Corporation, whether there should be a regular rotation of the audit firm itself, and whether there has been a “cooling off” period of one year for any former employees of the external auditors who are now employees with a financial oversight role, in order to assure compliance with applicable law on such matters; and

4.3.4.3	annually review and evaluate senior members of the external audit team, including their expertise and qualifications, taking into account the opinions of management and the internal auditor.

4.3.5	Review and approve the Corporation’s policies for hiring employees and former employees of the external auditors. Such policies should include, at minimum, a one-year hiring “cooling off” period.

4.3.6
Meet with the external auditors to review and approve the annual audit plan of the Corporation’s financial statements prior to the annual audit being undertaken by the external auditors, including reviewing the year-to-year co-ordination of the audit plan and the planning, staffing and extent of the scope of the annual audit. This review should include an explanation from the external auditors of the factors considered by the external auditors in determining their audit scope, including major risk factors. The external auditors will report to the Audit Committee all significant changes to the approved audit plan.

4.3.7	Review and report to the Board the basis and amount of the external auditors’ fees with respect to the annual audit in light of all relevant matters.

4.3.8
Review and pre-approve all non-audit service engagement fees and terms in accordance with applicable law, including those provided to the subsidiaries of the Corporation by the external auditors or any other person in its capacity as external auditors of such subsidiary. The Audit Committee may delegate this responsibility to one or more members who will present the pre-approvals to the full Audit Committee at its next scheduled meeting. If desired, the Audit Committee may establish specific policies and procedures for the engagement of the external auditors to perform non-audit services, provided that (i) the pre-approval policies and procedures are detailed as to the particular service to be provided; (ii) the Audit Committee’s responsibilities are not delegated to management; and (iii) the Audit Committee is informed of each non-audit service for which the external auditors are engaged. Between scheduled Audit Committee meetings, the Chair of the Audit Committee, on behalf of the Audit Committee, is authorized to pre-approve any audit or non-audit service engagement fees and terms. At the next Audit Committee meeting, the Chair of the Audit Committee will report to the Audit Committee any such pre-approval given.
4.4.    Internal Auditors

4.4.1
Review the responsibilities, budget, projects and staffing of the internal audit function and consult with management and the external auditors, as appropriate, regarding the appointment, reassignment, replacement, compensation or dismissal of [the head of internal audit].

4.4.2	Review the significant reports to management prepared by the Corporation’s internal audit function and management’s responses.
4.5     Compliance

4.5.1
Monitor compliance by the Corporation with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the Corporation personally liable.

4.5.2	Obtain regular updates from management regarding compliance with laws and regulations and the process in place to monitor such compliance.

4.5.3
Review, with corporate counsel where required, any litigation, claims, tax assessments, transactions, material inquiries from regulators and government agencies or other contingencies which may have a material impact on financial results or which may otherwise affect the financial well-being of the Corporation, as well as the findings of any examination by regulatory authorities and any external auditors' observations relating to such matters.

4.5.4	Establish and oversee the procedures in a Code of Ethics Policy to address:

4.5.4.1	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

4.5.4.2	the confidential, anonymous submission by employees of concerns regarding such matters.

4.5.5	Review and approve or ratify related party transactions and confirm that any political and charitable donations conform to policies and budgets approved by the Board.
5.    Reporting
The Audit Committee will regularly report to the Board its findings and actions. In connection therewith, the Audit Committee should review with the Board any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the Corporation’s external auditors or the performance of the internal audit function.
6.    Minutes
Minutes will be kept of each meeting of the Audit Committee and will be available to each member of the Board.

7.    Review and Evaluation
The Audit Committee will annually review and evaluate the adequacy of this charter and recommend any proposed changes to the Board. The Audit Committee will participate in an annual performance evaluation in accordance with a process developed by the Nominating and Governance Committee, the results of which will be reviewed by the Board.
8    Chair
Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair of the Audit Committee, the incumbent Chair of the Audit Committee will continue in office until a successor is appointed.
9    Removal and Vacancies
Any member of the Audit Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Audit Committee upon ceasing to be a director. The Board may fill vacancies on the Audit Committee by appointment from among its members. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all its powers so long as a quorum (at least two committee members) remains in office. Subject to the foregoing, each member of the Audit Committee shall remain as such until the next annual meeting of shareholders after that member's election.
10    Access to Outside Advisors
The Audit Committee may, without seeking approval of the Board or management, select, retain, terminate, set and approve the fees and other retention terms of the external auditors and any other outside advisor, as it, acting reasonably, deems appropriate. The Corporation will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the Audit Committee.
11    Limitation of Audit Committee’s Role
While the Audit Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Audit Committee to plan or conduct audits, or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external auditors.
11    Definitions
Legal terms used in this charter have the meanings attributed to them below. Terms not otherwise defined herein have the meanings attributed to them in Multilateral Instrument 52-110, as amended from time to time.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
“Independent Director” means a director who meets the requirements set forth in Rule 5605 of the NASDAQ Listing Rules, Rule 10A-3 promulgated under the United States Securities Exchange Act of 1934, as amended, and Multilateral Instrument 52-110.

SPHERE 3D CORP.
For the Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Sphere 3D Corp.
We have audited the accompanying consolidated balance sheet of Sphere 3D Corp. (the “Company”) as of December 31, 2014, and the related consolidated statements of operations, comprehensive loss, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sphere 3D Corp. as of December 31, 2014, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's recurring losses and negative operating cash flows raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ Moss Adams LLP
San Diego, California
March 31, 2015

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of Sphere 3D Corp.
We have audited the accompanying consolidated financial statements of Sphere 3D Corp. and its subsidiaries which comprise the consolidated balance sheet at December 31, 2013 and the consolidated statements of operations, comprehensive loss, shareholders' equity, and cash flows for the year ended December 31, 2013 and the related notes to the financial statements.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sphere 3D Corp. as at December 31, 2013 and its financial performance and its cash flows for the year ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/ Collins Barrow Toronto LLP
Licensed Public Accountants
Chartered Accountants
March 31, 2015
Toronto, Ontario

Sphere 3D Corp.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	12/31/2014	12/31/2013
Assets
Current assets:
Cash and cash equivalents	$4,258	$5,217
Accounts receivable	15,488	—
Inventories	9,936	128
Other current assets	2,457	1,082
Total current assets	32,139	6,427
Property and equipment, net	4,427	288
Goodwill	38,821	—
Intangible assets, net	73,271	1,646
Other assets	605	—
Total assets	$149,263	$8,361
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$9,710	$132
Accrued liabilities	5,938	124
Accrued payroll and employee compensation	4,037	194
Accrued warranty	1,094	—
Deferred revenue	7,315	474
Other current liabilities	4,067	—
Debt	4,890	—
Total current liabilities	37,051	924
Deferred revenue, long-term	2,635	—
Long-term debt - related party	19,500	—
Long-term deferred tax liabilities	4,387	—
Other long-term liabilities	550	—
Total liabilities	64,123	924
Commitments and contingencies (Note 13)
Shareholders’ equity:
Common stock, no par value; 34,554 and 21,098 shares issued and outstanding as of December 31, 2014 and 2013, respectively	106,117	14,407
Accumulated other comprehensive loss	(1,421)	(136)
Accumulated deficit	(19,556)	(6,834)
Total shareholders’ equity	85,140	7,437
Total liabilities and shareholders’ equity	$149,263	$8,361

Approved by the Board	“Eric L. Kelly”	“Daniel J. Bordessa ”
	Director	Director
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Operations
(in thousands of U.S. dollars, except per share amounts)

	Year Ended December 31,
	2014	2013
Net revenue:
Product revenue	$12,201	$—
Service revenue	1,268	—
	13,469	—
Cost of product revenue	7,536	—
Cost of service revenue	597	—
Gross profit	5,336	—
Operating expenses:
Sales and marketing	5,153	183
Research and development	655	29
General and administrative	11,567	3,084
	17,375	3,296
Loss from operations	(12,039)	(3,296)
Other (expense) income:
Interest expense - related party	(406)	—
Interest expense	(41)	—
Other income (expense), net	(194)	(40)
Loss before income taxes	(12,680)	(3,336)
Provision for income taxes	42	—
Net loss	$(12,722)	$(3,336)
Net loss per share:
Basic and diluted	$(0.53)	$(0.19)
Shares used in computing net loss per share:
Basic and diluted	24,131	17,331
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Comprehensive Loss
(in thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013
Net loss	$(12,722)	$(3,336)
Other comprehensive loss:
Foreign currency translation adjustment	(1,285)	(168)
Total other comprehensive loss	(1,285)	(168)
Comprehensive loss	$(14,007)	$(3,504)
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Shareholders' Equity
(in thousands of U.S. dollars)

	Common Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount
Balance at December 31, 2012	16,114	$6,383	$32	$(3,498)	$2,917
Issuance of common shares	1,250	3,936	—	—	3,936
Cost of issuance of common shares	—	(415)	—	—	(415)
Exercise of warrants	2,785	2,569	—	—	2,569
Exercise of stock options	180	121	—	—	121
Share-based compensation	—	1,327	—	—	1,327
Share-based payments	769	486	—	—	486
Net loss	—	—	—	(3,336)	(3,336)
Other comprehensive loss	—	—	(168)	—	(168)
Balance at December 31, 2013	21,098	14,407	(136)	(6,834)	7,437
Issuance of common shares for VDI technology	1,090	6,454	—	—	6,454
Issuance of common shares	1,235	8,512	—	—	8,512
Issuance of common shares for acquisition	8,557	68,627	—	—	68,627
Issuance of common shares for conversion of convertible notes	333	2,500	—	—	2,500
Shares returned for related party loan payment	(194)	(1,513)	—	—	(1,513)
Exercise of warrants	2,101	2,712	—	—	2,712
Exercise of stock options	247	148	—	—	148
Share-based compensation	—	3,593	—	—	3,593
Share-based payments	87	677	—	—	677
Net loss	—	—	—	(12,722)	(12,722)
Other comprehensive loss	—	—	(1,285)	—	(1,285)
Balance at December 31, 2014	34,554	$106,117	$(1,421)	$(19,556)	$85,140
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013
Operating activities:
Net loss	$(12,722)	$(3,336)
Adjustments to reconcile net loss to cash used in operating activities (net of effects of acquisition):
Depreciation and amortization	3,453	216
Share-based compensation	3,253	1,228
Changes in operating assets and liabilities:
Accounts receivable	(4,827)	51
Inventories	(424)	(128)
Accounts payable and accrued liabilities	3,311	(15)
Accrued payroll and employee compensation	951	180
Deferred revenue	57	474
Other assets and liabilities, net	(1,597)	(187)
Net cash used in operating activities	(8,545)	(1,517)
Investing activities:
Loan to related party	(7,750)	(191)
Proceeds received from related party loan	2,500	—
Cash received from acquisition	2,312	—
Purchase of intangible assets	(4,013)	—
Development costs capitalized as intangible assets	(1,499)	(903)
Purchase of fixed assets	(487)	(143)
Net cash used in investing activities	(8,937)	(1,237)
Financing activities:
Proceeds from issuance of common shares	9,380	4,084
Payment for issuance costs	(868)	(415)
Proceeds from exercise of outstanding warrants	2,712	2,569
Proceeds from exercise of stock options	148	121
Proceeds from borrowings - related party	5,000	—
Proceeds from credit facility, net	141	—
Net cash provided by financing activities	16,513	6,359
Effect of exchange rate changes on cash	10	(27)
Net (decrease) increase in cash and cash equivalents	(959)	3,578
Cash and cash equivalents, beginning of period	5,217	1,639
Cash and cash equivalents, end of period	$4,258	$5,217

Sphere 3D Corp.
Consolidated Statements of Cash Flows (continued)
(in thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013
Supplemental disclosures of cash flow information:
Cash paid for income taxes	$30	$—
Cash paid for interest	$23	$—
Supplemental disclosures of non-cash investing and financing activities:
Issuance of common shares for acquisition	$68,627	$—
Issuance of common shares for VDI technology	$6,454	$—
Issuance of common shares for conversion of convertible notes	$2,500	$—
Issuance of common shares for settlement of liabilities	$677	$—
Common shares received for settlement of related party debt	$(1,513)	$—

See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Notes to Consolidated Financial Statements

1.	Organization and Business
Sphere 3D Corp. (the “Company”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.”.
The Company is a virtualization technology and data management solutions provider with a portfolio of products that address the complete data continuum. Over the last three years, Sphere 3D has designed a proprietary platform, namely Glassware 2.0® (“Glassware”), for the delivery of applications from a server-based computing architecture. Through the creation of Glassware, software is made available from a central location irrespective of the device that is accessing the software.
The Company's products enable the integration of virtual applications, virtual desktops, and storage into workflow, and allows organizations to deploy a combination of public, private or hybrid cloud strategies. The Company also provides an integrated range of technologies and services for primary, nearline, offline, and archival data storage through their data storage, data management and data backup.
In December 2014, the Company completed its acquisition of Overland Storage, Inc. (“Overland”).
These consolidated statements include the financial statements of the Company, its wholly-owned subsidiaries, Overland, V3 Systems Holdings, Inc., and Sphere 3D Inc.
The Company has projected that cash on hand, available borrowings under the Company's credit facility, and other sources of funding will be sufficient to allow the Company to continue operations for the next 12 months. Significant changes from the Company's current forecast, including but not limited to: (i) shortfalls from projected sales levels, (ii) unexpected increases in product costs, (iii) increases in operating costs, and (iv) changes in the historical timing of collecting accounts receivable could have a material adverse impact on the Company's ability to access the level of funding necessary to continue its operations at current levels. If any of these events occur or if we are not able to secure additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail planned programs. Any of these actions could materially harm the Company's business, results of operations and future prospects. The Company may seek debt, equity or equity-based financing (such as convertible debt) when market conditions permit.
The Company's recurring losses and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

2.	Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”), applied on a basis consistent for all periods. These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been appropriately eliminated on consolidation.
The consolidated financial statements were approved by the Company’s Board of Directors on March 30, 2015.
Reclassifications
Certain prior year amounts have been reclassified to conform to the 2014 presentation.

Use of Estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for litigation claims, deferred revenue, allowance for doubtful receivables, inventory valuation, warranty provisions, deferred income taxes, impairment assessments of property and equipment, intangible assets and goodwill. Actual results could differ from these estimates.
Foreign Currency Translation
The financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at the consolidated balance sheet date for assets and liabilities and a weighted-average exchange rate during the year for revenue, expenses, gains and losses. Translation adjustments are recorded as other comprehensive income (loss) within shareholders' equity. Gains or losses from foreign currency transactions are recognized in the consolidated statements of operations. Such transactions resulted in a loss of $0.2 million and $5,000 for the years ended December 31, 2014 and 2013, respectively.
Fair Value of Financial Instruments
The authoritative guidance for fair value measurements establishes a three tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Our financial instruments include cash equivalents, accounts receivable, prepaid expenses, accounts payable, accrued expenses and long-term debt. Fair value estimates of these instruments are made at a specific point in time, based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. Further, based on the borrowing rates currently available to us for loans with similar terms, we believe the fair value of long-term debt approximates its carrying value.
Cash and Cash Equivalents
Highly liquid investments with insignificant interest rate risk and original maturities of three months or less, when purchased, are classified as cash equivalents. Cash equivalents are composed of money market funds. The carrying amounts approximate fair value due to the short maturities of these instruments.
Accounts Receivable
Accounts receivable is recorded at the invoiced amount and is non-interest bearing. Accounts receivable is recorded net of allowances for doubtful accounts and returns. When evaluating the adequacy of the allowance for doubtful accounts, we analyze specific trade and other receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customers' payment terms and/or patterns. We review the allowance for doubtful accounts on a quarterly basis and records adjustments as considered necessary. Customer accounts are written-off against the allowance for doubtful accounts when an account is considered uncollectable. At December 31, 2014 and 2013, no allowance for doubtful accounts was recorded as the collectability of accounts receivable was reasonably assured.
Inventories
Inventories are stated at the lower of cost or market using the first-in-first-out method. We assess the value of its inventories periodically based upon numerous factors including, among others, expected product or material demand, current market conditions, technological obsolescence, current cost and net realizable value. If necessary, we write down its inventory for obsolete or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the estimated market value.
Property and Equipment
Property and equipment are recorded at cost. Depreciation expense is computed using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining estimated useful life of the asset or the term of the lease.
Estimated useful lives are as follows:

Building	40 years
Machinery and equipment	3-5 years
Furniture and fixtures	5 years
Computer equipment and software	1-5 years
Expenditures for normal maintenance and repair are charged to expense as incurred, and improvements are capitalized. Upon the sale or retirement of property or equipment, the asset cost and related accumulated depreciation are removed from the respective accounts and any gain or loss is included in the results of operations.
Goodwill and Intangible Assets
Goodwill represents the excess of consideration paid over the value assigned to the net tangible and identifiable intangible assets acquired. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.
Purchased intangible assets are amortized on a straight-line basis over their economic lives of 25 years for channel partner relationships, four to nine years for developed technology, eight years for capitalized development costs, and nine years for customer relationships as we believe this method most closely reflects the pattern in which the economic benefits of the assets will be consumed. When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of an intangible asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related intangible asset. If our future results are significantly different from forecast, we may be required to further evaluate intangible assets for recoverability and such analysis could result in an impairment charge in a future period.
Impairment of Goodwill, Other Indefinite-Lived Intangible Assets and Long-Lived Assets
Goodwill and other indefinite-lived assets are tested for impairment on an annual basis at December 31, or more frequently if we believe indicators of impairment exist. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment.
Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. Our consideration includes, but is not limited to, (i) significant under-performance relative to historical or projected future operating results; (ii) significant changes in the manner of use of the assets or the strategy for the Company's overall business; (iii) significant decrease in the market value of the assets; and (iv) significant negative industry or economic trends.
When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of a long-lived asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related asset. For the years ended December 31, 2014 and 2013, there were no impairments recognized.

Revenue Recognition
Revenue from sales of products is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales, excluding sales to distributors, is recognized upon shipment of products to customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under our standard product warranty.
Generally, title and risk of loss transfer to the customer when the product leaves the Company's dock, except for one subsidiary where title and risk of loss transfer to the customer when the product arrives at the customer's location. Product sales to distribution customers are subject to certain rights of return, stock rotation privileges and price protection. Because we are unable to estimate its exposure for returned product or price adjustments, revenue from shipments to these customers is not recognized until the related products are in turn shipped to the ultimate customer by the distributor. For products for which software is more than an incidental component, we recognize revenue in accordance with current authoritative guidance for software revenue recognition.
The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings, such as for sales of hardware devices and extended warranty services. The Company allocates revenue to deliverables in multiple elements arrangements based on relative selling prices. The Company determines its vendor-specific objective evidence (“VSOE”) based on its normal pricing and discounting practices for the specific product or service when sold separately. When the Company is not able to establish VSOE for all deliverables in an arrangement with multiple elements, the Company attempts to determine the selling price of each element based on third-party evidence of selling price, or based on the Company’s actual historical selling prices of similar items, whichever management believes provides the most reliable estimate of expected selling prices.
Warranty and Extended Warranty
We record a provision for estimated future warranty costs for both return-to-factory and on-site warranties. If future actual costs to repair were to differ significantly from estimates, the impact of these unforeseen costs or cost reductions would be recorded in subsequent periods.
Separately priced extended on-site warranties and service contracts are offered for sale to customers on all product lines. We contract with third-party service providers to provide service relating to on-site warranties and service contracts. Extended warranty and service contract revenue and amounts paid in advance to outside service organizations are deferred and recognized as service revenue and cost of service, respectively, over the period of the service agreement.
Shipping and Handling
Amounts billed to customers for shipping and handling are included in product revenue, and costs incurred related to shipping and handling are included in cost of product revenue.
Advertising Costs
Advertising costs are expensed as incurred. Advertising expenses were $0.7 million and immaterial for the years ended December 31, 2014 and 2013, respectively.
Research and Development Costs
Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code and services content. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products, is generally shortly before the products are released to manufacturing. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products. During 2014 and 2013, the Company capitalized $1.8 million and $1.0 million, respectively, of development costs.

Segment Information
We report segment data based on the management approach. The management approach designates the internal reporting that is used by management for making operating and investment decisions and evaluating performance as the source of our reportable segments. We use one measurement of profitability and do not disaggregate our business for internal reporting. We operate in one segment providing data storage and desktop virtualization solutions for small and medium businesses and distributed enterprises. We disclose information about products and services, geographic areas and major customers.
Income Taxes
We provide for income taxes utilizing the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of our assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when a judgment is made that it is considered more likely than not that a tax benefit will not be realized. A decision to record a valuation allowance results in an increase in income tax expense or a decrease in income tax benefit. If the valuation allowance is released in a future period, income tax expense will be reduced accordingly.
The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. The impact of an uncertain income tax position is recognized at the largest amount that is “more likely than not” to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.
Comprehensive Loss
Comprehensive loss and its components encompasses all changes in equity other than those arising from transactions with shareholders, including net loss and foreign currency translation adjustments, and is disclosed in a separate consolidated statement of comprehensive loss.
Concentration of Credit Risks
Financial instruments that potentially subject us to concentrations of credit risk consist primarily of trade accounts receivable, which are generally not collateralized. To reduce credit risk, we perform ongoing credit evaluations of its customers and maintain allowances for potential credit losses for estimated bad debt losses.
At December 31, 2014, there was one customer that made up 12.1% of accounts receivable. There were no customers at December 31, 2013 that made up more that 10% of accounts receivable. There were no customers for the years ended December 31, 2014 and 2013 that made up 10% or more of net revenue.
Share-based Compensation
We account for share-based awards, and similar equity instruments, granted to employees and non-employee directors under the fair value method. Share-based compensation award types include stock options and restricted stock, which were assumed in our Overland acquisition. We use the Black-Scholes option pricing model to estimate the fair value of option awards on the measurement date, which generally is the date of grant. The cost is recognized over the requisite service period (usually the vesting period) for the estimated number of instruments for which service is expected to be rendered. The fair value of options granted to non-employees is estimated at the measurement date using the Black-Scholes option pricing model and remeasured at each reporting date to fair value, with changes in fair value recognized as expense in the consolidated statement of operations.
Compensation expense associated with options with graded vesting is recognized pursuant to an accelerated method. Compensation expense associated with restricted stock is recognized over the vesting period using the straight-line method. We have not recognized, and do not expect to recognize in the near future, any tax benefit related to share-based compensation cost as a result of the full valuation allowance of our net deferred tax assets and its net operating loss carryforwards.

Recently Issued Accounting Pronouncements
In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern. ASU 2014-15 provides that in connection with preparing financial statements for each annual and interim reporting period, an entity's management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 will be effective for the annual reporting period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The impact on our financial condition, results of operations and cash flows as a result of the adoption of ASU 2014-15 has not yet been determined.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a single comprehensive model for accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The impact on our financial condition, results of operations and cash flows as a result of the adoption of ASU 2014-09 has not yet been determined.
In July 2013, the FASB, issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU No. 2013-11 provides that an entity is required to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. If a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU No. 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this guidance affected presentation only and, therefore, did not have a material impact on the Company's consolidated financial position or results of operations.

3.	Business Combination
On December 1, 2014, the Company completed its acquisition with Overland for a purchase price of $69.7 million. Included in this amount are 8.6 million shares of common stock valued as of December 1, 2014 at $7.71 per share, $3.2 million of equity awards for which vesting accelerated upon consummation of the acquisition, as well as other consideration of $0.5 million. The acquisition was carried out pursuant to the terms and conditions contained in an Agreement and Plan of Merger dated May 15, 2014 (as amended, the “merger agreement”). The integration of the Overland and Sphere 3D positions the Company to address the rapidly growing cloud, virtualization and data storage markets.
As per the terms of the merger agreement, Overland became a wholly-owned subsidiary of Sphere 3D, and Overland’s common stock ceased to be traded on the NASDAQ Capital Market, while the common shares of Sphere 3D continue to be traded on the NASDAQ Global Market under the trading symbol “ANY”. Under the terms of the merger agreement, Sphere 3D issued a total of 8,556,865 common shares for all of the outstanding Overland shares on the basis of one Overland share for 0.46385 common shares. In addition, the Company issued warrants to purchase up to 1,323,897 of our common shares, options to purchase up to 168,488 common shares and 673,776 restricted share units, calculated on the basis of the exchange ratio.

A summary of the estimated fair values of the assets acquired and liabilities assumed as of the closing date is as follows (in thousands):

Cash and cash equivalents	$2,312
Accounts receivable	10,558
Inventories	9,387
Property and equipment	4,117
Identifiable intangible assets	60,376
Other assets	2,364
Total identifiable assets acquired	89,114
Current liabilities	(28,133)
Debt - current	(4,749)
Debt - long term	(17,000)
Other liabilities	(3,990)
Deferred tax liabilities	(4,412)
Total identifiable liabilities assumed	(58,284)
Net identifiable net assets acquired	30,830
Goodwill	38,821
Net assets acquired	$69,651
Goodwill is comprised of expected synergies from combining Overland's operations with that of the Company, including (i) the creation of a large and diverse combined company to immediately gain the scale, infrastructure and resources required to become a global virtualization company and to strengthen the Company’s ability to service and support partners and customers globally; (ii) the ability to better leverage Overland’s existing global distribution network of reseller, integrators and Tier One OEM’s, along with Overland’s global manufacturing, delivery and support networks; and (iii) the complementary nature of the respective products brings together next generation technologies for virtualization and cloud computing coupled with end-to-end scalable storage offerings enabling the combined company to address the larger and growing virtualization and cloud markets.
The fair value estimates for the assets acquired and liabilities assumed for the acquisition were based on estimates and analysis, including work performed by third-party valuation specialists. Adjustments may be made to the estimated fair values during the measurement period as we obtain additional information. The primary area of estimates that was not yet finalized related to the finalization of the valuation report. None of the goodwill recognized upon acquisition is deductible for tax purposes.
The identified intangible assets as of the date of acquisition consisted of the following (in thousands):

	Estimated Fair Value	Weighted- Average Useful Life (years)
Channel partner relationships	$17,000	25.0
Developed technology	15,590	7.9
Customer relationships	816	9.0
Total finite lived intangible assets	33,406	8.0
Indefinite live intangible assets - trade names	26,970	n/a
Total identified intangible assets	$60,376
Due to the continuing integration of the combined businesses since the date of acquisition, it is impracticable to determine the earnings or loss contributed by the acquisition.

The following unaudited pro forma combined financial information gives effect to the acquisition as if it were consummated on January 1, 2013 (the beginning of the earliest fiscal period presented). Due to historically differing fiscal year ends of us and Overland, the unaudited pro forma combined financial information for the fiscal years ended December 31, 2014 and 2013 are based on the historical results of us, and derived from the historical results of Overland by combining the six-month period ended June 30, 2013 and the six month period ended December 31, 2013; as well as, the six month period ended June 30, 2014, three month period ended September 30, 2014, and the two month period ended November 30, 2014. The unaudited pro forma combined financial information is presented for informational purposes only, is not intended to represent or be indicative of the results of operations of us that would have been reported had the acquisition occurred on January 1, 2013, and should not be taken as representative of future consolidated results of operations of the combined company (in thousands):

	Year Ended December 31,
	2014	2013
Net revenue	$93,591	$104,326
Net loss	$(35,709)	$(33,797)
Net loss per share	$(1.12)	$(1.30)
We incurred acquisition related expenses of $2.2 million which consisted primarily of due diligence, legal and other one-time charges and are included in general and administrative expense in the consolidated statements of operations.

4.	Certain Financial Statement Captions
The following table summarizes inventories (in thousands):

	December 31,
	2014	2013
Raw materials	$3,313	$—
Work in process	660	—
Finished goods	5,963	128
	$9,936	$128
The following table summarizes property and equipment (in thousands):

	December 31,
	2014	2013
Computer equipment	$748	$—
Building	1,857	—
Machinery and equipment	1,538	620
Leasehold improvements	957	74
Furniture and fixtures	82	6
	5,182	700
Accumulated depreciation and amortization	(755)	(412)
	$4,427	$288
Depreciation and amortization expense for property and equipment was $0.3 million and $0.2 million for the years ended December 31, 2014 and 2013, respectively.

5.	Intangible Assets
The following table summarizes intangible assets, net (in thousands):

	December 31,
	2014	2013
Developed technology	$28,391	$—
Channel partner relationships	16,945	—
Capitalized development costs	3,302	1,670
Customer relationships	797	—
	49,435	1,670
Accumulated amortization
Developed technology	(2,855)	—
Capitalized development costs	(272)	(24)
Customer relationships	(7)	—
	(3,134)	(24)
Total finite-lived assets, net	46,301	1,646
Indefinite live intangible assets - trade names	26,970	—
Total intangible assets, net	$73,271	$1,646
Amortization expense of intangible assets was $3.1 million and $24,000 for the years ended December 31, 2014 and 2013, respectively. Estimated amortization expense for intangible assets is approximately $6.5 million, $6.4 million, $6.4 million, $4.0 million, and $2.8 million in fiscal 2015, 2016, 2017, 2018, and 2019, respectively.
Asset Purchase
On March 21, 2014, the Company acquired from V3 Systems certain Virtual Desktop Infrastructure (“VDI”) technology, including Desktop Cloud Orchestrator® software, which allows administrators to manage local, cloud hosted, or hybrid virtual desktop deployments, and a series of purpose-built, compact, efficient and easy-to-manage servers.
The purchase price for the acquired technology assets of V3 Systems was $14.4 million, consisting of $4.2 million in cash and the issuance of 1,089,867 of our common shares at $5.92. In addition, the Company may be required to pay additional “earn-out” consideration based on the achievement of certain revenue and gross margin milestones related to the VDI technology, up to an additional $5.0 million. The estimated earn-out liability was $2.5 million and $3.6 million as of December 31, 2014 and March 21, 2014, respectively. The earn-out is based on a sliding scale of revenue of up to $12.5 million from the VDI technology (subject to minimum margin realization), which will be payable at the discretion of Sphere 3D in cash or common shares (up to a maximum of 1,051,414 common shares) to be priced at a 20-day weighted average price calculated at the time(s) the earn-out is realized. The earn-out period expires on June 21, 2015.
The identified intangible assets as of the date of the purchase agreement consisted of $14.4 million of developed technology with a useful life of four years.

6.	Debt
Convertible Notes - Related Party
In March 2014, the Company issued a senior secured convertible debenture for $5.0 million. Simple interest is payable, in cash or stock, at the Company’s discretion, semi-annually at an annual rate of 8%. The note is convertible into common shares of the Company, at any time, at the option of the holders, at a conversion rate of $7.50 per share. In December 2014, the Company issued 333,333 shares of common stock to the holder in satisfaction of $2.5 million of the convertible debenture. The remaining $2.5 million was amended and included in the Global Debenture as existing debt at the time of the Overland acquisition.
In December 2014, in connection with the acquisition of Overland, the existing debt of Overland and the remaining debt of the Company were amended and restated into a $19.5 million Global Debenture. The Global Debenture is scheduled to mature March 31, 2018 and bears interest at an 8% simple annual interest rate, payable semi-annually. The obligations under the Global Debenture are secured by all assets of the Company.
The Company has the option to pay accrued and outstanding interest either entirely in cash or shares of common stock. If the Company choses to pay the interest in common stock, the calculation is based upon the number of shares of common stock that may be issued as payment of interest on the Global Debenture and will be determined by dividing the amount of interest due by current market price as defined in the Global Debenture agreement. Interest expense was $0.4 million for the year ended December 31, 2014.
The Global Debenture is convertible into common shares at a price equal to $7.50 per share in the case of $10 million of the Global Debenture and $8.50 per share in the case of $9.5 million of the Global Debenture.
At the option of the Company, the Global Debenture is convertible into common shares at the conversion price at any time that the weighted average trading price for the common shares exceeds 150% of the conversion price (i.e. exceeds $11.25 per share in the case of $10 million of the Global Debenture and $12.75 per share in the case of $9.5 million of the Global Debenture), for ten (10) consecutive trading days on its principal stock exchange that the common shares trade.
At any time prior to the close of business on September 1, 2015, the Company may prepay up to $10 million of the total principal amount outstanding plus accrued unpaid interest at a price equal to 120% of the aggregate principal and interest being prepaid. There is no cash conversion option, contingently adjustable conversion ratios, or mandatory conversion features.
The Global Debenture contains customary covenants, including covenants that limit or restrict the Company's ability to incur liens, incur indebtedness, or make certain restricted payments. Upon the occurrence of an event of default under the Debenture, the Holder may declare all amounts outstanding to be immediately due and payable. The Debenture specifies a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other materials indebtedness, bankruptcy and insolvency defaults and material judgment defaults. As of December 31, 2014, the Company was in compliance with all covenants of the Global Debenture.
Credit Facilities
In December 2014, in connection with the acquisition of Overland, the Company assumed the existing credit facility of Overland. The credit facility was originally entered into in August 2011, as amended, and allows for revolving cash borrowings up to $8.0 million, which includes a $3.0 million sublimit for advances to one of the Company's subsidiaries. The proceeds of the credit facility may be used to fund the Company's working capital and to fund its general business requirements. The obligations under the credit facility are secured by substantially all assets of the Company other than the stock of its subsidiaries organized outside of the U.S. and Canada that are pledged to secure the Company's obligations under the Company's Global Debenture. Borrowings under the credit facility bear interest at the prime rate (as defined in the credit facility) plus a margin of either 1.00% or 1.25%, depending on the Company's liquidity coverage ratio. The Company is also obligated to pay other customary facility fees and arrangement fees for a credit facility of this size and type. Borrowings under the sublimit bear interest at the prime rate (as defined in the credit facility) plus a margin of either 2.00% or 2.25%, depending on the Company's net cash. At December 31, 2014, the interest rates on the credit facility and the sublimit were 4.5% and 5.5%, respectively.
The credit facility requires the Company to comply with a liquidity coverage ratio and contains customary covenants, including covenants that limit or restrict the Company's and its subsidiaries' ability to incur liens and indebtedness, make certain types of payments, merge or consolidate, and make dispositions of assets. The credit facility specifies customary events of default (some of which are subject to applicable grace or cure periods) including, among other things, non-payment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. Upon the occurrence of an event of default under the credit facilities, the lender may cease making loans, terminate the credit facility, and declare all amounts outstanding to be immediately due and deduct such amounts from the Company’s lockbox account on deposit with the bank. At December 31, 2014, the Company was in compliance with all covenants of the credit facility.
At December 31, 2014, the Company had $4.9 million outstanding on the credit facility.
Related Party Credit Facility
In December 2014, the Company entered into a revolving credit agreement with FBC Holdings for a revolving credit facility of $2.0 million, which may be increased at the discretion of FBC Holdings to $5.0 million. The credit facility matures in January 2016. At December 31, 2014, the Company had none outstanding on the credit facility. Subsequent to year end, the Company has received $5.0 million under the credit facility.
The credit facility contains customary covenants, including covenants that limit or restrict the Company's and its subsidiaries' ability to incur liens and indebtedness, make certain types of payments, merge or consolidate, and make dispositions of assets. At December 31, 2014, the Company was in compliance with all covenants of the credit facility.

7.	Share Capital
Shares Capital Authorized
The Company has unlimited authorized shares of common stock at no par value.
Issued and Outstanding
The Company had the following share capital issuance activity (in thousands):

	Number of Shares	Value
Issuance of common shares	1,250	$3,936
Issued on exercise of warrants	2,785	2,569
Issued on exercise of options	180	121
Issued for future services	769	486
Shares issued for the year ended December 31, 2013	4,984	$7,112

Issuance of common shares on acquisition of Overland	8,557	$68,627
Issuance of common shares on acquisition of intangible assets	1,090	6,454
Issued on conversion of convertible debt	333	2,500
Issued on exercise of warrants	2,101	2,712
Issuance of common shares	1,235	8,512
Issued on exercise of options	247	148
Shares returned for payment on related party loan	(194)	(1,513)
Issued on satisfaction of debenture interest	34	234
Issued for future services	53	443
Shares issued for the year ended December 31, 2014	13,456	$88,117

Warrants
The Company has outstanding warrants to purchase up to 2,419,346 common shares of the Company. In connection with the acquisition of Overland, warrants to purchase up to 1,323,897 of common shares were issued in exchange for outstanding Overland warrants. Warrants to purchase up to 947,777 of such shares expired in February 2015. The remaining warrants to purchase up to 376,120 shares expire in March 2016 and have an exercise price of $18.44 per share. There are no anti-dilution provisions in connection with these remaining warrants.
In October 2014, the Company issued 1,235,325 common shares of the Company and 617,663 common share purchase warrants of the Company upon exercise of 1,176,500 special warrants issued in June 2014. At December 31, 2014, the Company has outstanding warrants to purchase up to 617,663 common shares under the June 2014 warrant issuance. The warrants expire in June 2016 and have an exercise price of $9.89 per share. There are no anti-dilution provisions.
The Company has outstanding warrants to purchase up to 477,786 common shares under the November 2013 warrant issuance. The warrants expire in November 2015 and have an exercise price of $3.87 per share. There are no anti-dilution provisions.
In February 2015, the Company issued warrants to purchase up to 100,000 common shares to FBC Holdings. The warrants expire in February 2018 and have an exercise price of $4.50 per share.
In March 2015, the Company issued warrants to purchase up to 200,000 common shares to FBC Holdings. The warrants expire in March 2018 and have an exercise price of (i) in the case of 100,000 of the warrants, $7.21 per share and (ii) in the case of 100,000 of the warrants, $5.02 per share.
The Company had the following warrants outstanding (in thousands):

Number of Warrants
Outstanding at December 31, 2012	4,262
Granted	725
Exercised	(2,459)
Outstanding at December 31, 2013	2,528
Assumption of warrants from Overland	1,324
Granted	668
Exercised	(2,101)
Outstanding at December 31, 2014	2,419

8.	Equity Incentive Plan
The Company has one active stock option plan, which the directors are authorized to grant options to directors, employees and consultants. The exercise price of each option is based on the market price of the Company's stock at the date of grant. The options can be granted for a maximum term of up to 10 years and vest as determined by the board of directors. In May 2014, at the annual meeting of the shareholders of the Company, the shareholders ratified the adoption of a fixed stock option plan, authorizing the award of up to 4,650,000 shares, being approximately 20% of the common shares outstanding at the record date for the meeting. As of December 31, 2014, the Company had reserved 828,000 shares of common stock for issuance under the plan.
Stock Options
The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model, which uses the weighted-average assumptions noted in the following table:

	Year Ended December 31,
	2014	2013
Expected volatility	97.0%	60.0%
Risk-free interest rate	1.7%	1.7%
Dividend yield	—	—
Expected term (in years)	3	3
In 2014, expected volatility was based on the Company's historical stock price. In 2013, the Company utilizes comparable companies for expected volatility. The Company applies a forfeiture rate based upon historical pre-vesting option cancellations. The risk-free interest rate is determined based upon a constant maturity Bank of Canada security with a contractual life approximating the expected term of the option. The expected term of options granted is estimated based on a number of factors, including but not limited to the vesting term of the award, historical employee exercise behavior, the expected volatility of the Company's stock and an employee's average length of service.
Option activity is summarized below (shares and aggregate intrinsic value in thousands):

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2013	2,810	$1.11
Granted	735	$7.08
Options assumed from acquisition	168	$17.19
Exercised	(246)	$0.58
Forfeited	(74)	$4.51
Options outstanding at December 31, 2014	3,393	$3.08	7.95	$10,654
Vested and expected to vest at December 31, 2014	3,252	$3.39	8.30	$9,927
Exercisable at December 31, 2014	2,531	$2.77	7.68	$8,661
The weighted average exercise price of options granted in 2013 was $1.17.

The following table summarizes information about stock options (in thousands, except per share amounts):

	Year Ended December 31,
	2014	2013
Weighted-average grant date fair value per share of options granted with exercise prices:
Equal to fair value	$7.08	$1.17
Intrinsic value of stock options exercised	$8.26	$3.47
Cash received upon exercise of stock options	$148	$121
Actual tax benefit realized for the tax deductions from stock option exercises	$—	$—
Total income tax benefit recognized in the consolidated statements of operations	$—	$—
Restricted Stock Units
The following table summarizes information about restricted stock units activity (in thousands, except per share amounts):

Number of Shares
Outstanding — December 31, 2013	—
Awards assumed from acquisition	674
Forfeited	(1)
Outstanding — December 31, 2014	673
In December 2014, in connection with the acquisition of Overland, the Company assumed 673,776 restricted stock units, which 359,482 units were accelerated vested at the close of the acquisition and included in the purchase price. The 359,482 units were released in 2015. The fair value of each restricted stock unit was the market price of the Company's stock on the date of the Overland acquisition, or $7.71, and the awards typically vest over three years from the original grant date. Currently, the Company's stock option plan does not permit for new grants of restricted awards. For the year ended December 31, 2014, the Company recognized $158,000 for share-based compensation expense related to these awards.
Share-Based Compensation Expense
The Company recorded the following compensation expense related to its share-based compensation awards (in thousands):

	Year Ended December 31,
	2014	2013
Sales and marketing	$1,072	$—
Research and development	22	—
General and administrative	2,159	1,228
	$3,253	$1,228
There was $0.3 million and $0.1 million of share-based compensation capitalized as development costs for the years ended December 31, 2014 and 2013, respectively. As of December 31, 2014, there was a total of $3.3 million of unrecognized compensation expense related to unvested equity-based compensation awards. The expense associated with non-vested restricted stock units and options awards granted prior to December 31, 2014 is expected to be recognized over a weighted-average period of 1.2 years.

9.	Net Loss per Share
Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the period. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company's net loss position.
Anti-dilutive common share equivalents excluded from the computation of diluted net loss per share were as follows (in thousands):

	December 31,
	2014	2013
Options outstanding	3,393	2,810
Common stock purchase warrants	2,419	2,529
Convertible notes	2,451	—
Convertible notes interest	657	—
Restricted stock not yet vested or released(1)	673	—
VDI earn-out liability	1,051	—
________________

(1)	The Company's current plan does not allow for the grant of restricted stock awards. These awards were assumed in the acquisition of Overland.

10.	Income Taxes
The Company recognizes the impact of an uncertain income tax position on its income tax return at the largest amount that is “more likely than not” to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained.
The following is a summary of the changes in the amount of unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2014	2013
Unrecognized tax benefits at the beginning of the period	$—	$—
Increase related to prior periods	673	—
Unrecognized tax benefits	$673	$—
At December 31, 2014, there were no unrecognized tax benefits presented as a component of long-term liabilities in the accompanying consolidated balance sheet. At December 31, 2014, there was $0.7 million presented as a reduction of the related deferred tax asset for which there is full valuation allowance, of which $0.5 million will affect the effective tax rate if recognized. However, the portion that would be recognized as an increase to deferred tax assets may result in a corresponding increase in the valuation allowance at the time of recognition resulting in no net effect to the effective tax rate, depending upon the Company's assessment of the likelihood of realization of the tax benefits at the time they are recognized.
The Company believes it is reasonably possible that, within the next twelve months, the amount of unrecognized tax benefits may remain unchanged. The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. The Company had no material accrual for interest and penalties on its consolidated balance sheets at December 31, 2014 and 2013, and recognized no interest and/or penalties in the consolidated statements of operations for the years ended December 31, 2014 and 2013.

The Company is subject to taxation in Canada and also in certain foreign tax jurisdictions. The Company's tax returns for calendar year 2011 and forward are subject to examination by the Canadian tax authorities. The Company's tax returns for fiscal year 2005 and forward are subject to examination by the U.S. federal and state tax authorities.
The components of loss before income taxes were as follows (in thousands):

	Year Ended December 31,
	2014	2013
Domestic	$(11,038)	$(3,336)
Foreign	(1,642)	—
	$(12,680)	$(3,336)
The provision for income taxes includes the following (in thousands):

	Year Ended December 31,
	2014	2013
Current:
Federal	$—	$—
State	—	—
Foreign	45	—
Total current	45	—
Deferred:
Foreign	(3)	—
Provision for income taxes	$42	$—
A reconciliation of income taxes computed by applying the federal statutory income tax rate of 26.5% to loss before income taxes to the total income tax (benefit) provision reported in the accompanying consolidated statements of operations is as follows (in thousands):

	Year Ended December 31,
	2014	2013
Income tax at statutory rate	$(3,360)	$(884)
Foreign rate differential	(354)	—
Increase in valuation allowance	2,952	616
Share-based compensation expense	812	283
Other differences	(8)	(15)
Provision for income taxes	$42	$—

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are shown below. A full valuation allowance has been recorded, as realization of such assets is uncertain. Deferred income taxes are comprised as follows (in thousands):

	December 31,
	2014	2013
Deferred tax assets:
Net operating loss carryforward:	$71,146	$1,266
Intangible assets	(609)	—
Tax credits	3,377	—
Inventory	3,130	—
Share-based compensation	1,347	—
Warranty and extended warranty	1,058	—
Other	1,377	165
Deferred tax asset, gross	80,826	1,431
Valuation allowance for deferred tax assets	(80,826)	(1,431)
	—	—
Deferred tax liabilities	(4,387)	—
Net deferred tax liabilities	$(4,387)	$—
At December 31, 2014, the Company had Canadian net operating loss carryforwards of $8.4 million. These carryforwards will begin expiring in 2030, unless previously utilized.
At December 31, 2014, the Company had U.S. federal and state net operating loss carryforwards of $170.8 million and $124.3 million, respectively. These amounts include share-based compensation deductions of $1.0 million that will be recorded to contributed capital when realized. The remaining federal net operating loss will begin expiring in 2023, unless previously utilized. State net operating loss carryforwards generally begin to expire in 2014, unless previously utilized.
The Company's ability to use its U.S, federal and state net operating loss and research and development credit carryforwards may be substantially limited due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended, as well as similar state provisions. The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company became a “loss corporation” under the definition of Section 382. Due to the existence of the valuation allowance, it is not expected that any possible limitation will have an impact on the results of operations or financial position of the Company.
At December 31, 2014, the Company had federal and California research and development tax credit carryforwards totaling $1.2 million and $3.3 million, respectively. The California research credit may be carried forward indefinitely. The federal research credit will begin expiring in 2025 unless previously utilized. In addition, the Company has foreign tax credit totaling $0.3 million, which will begin expiring in 2015 unless previously utilized. The Company has federal alternative minimum tax credit carryforwards totaling $0.2 million which can be carried forward indefinitely.

11.	Related Party Transactions
In July 2013, the Company entered into a supply agreement, and a technology license agreement, with Overland. As payments under the supply agreement, Sphere 3D issued common shares with a value as of the date of issuance equal to approximately $0.5 million to Overland during each of the years ended December 31, 2014 and 2013.
Eric Kelly, formerly Overland's President and Chief Executive Officer, was appointed chairman of the board of directors of the Company. Mr. Kelly was also awarded an option to purchase up to 850,000 common shares of the Company with an exercise price of approximately $0.63.
In September 2014, the Company entered into a commercial relationship with a third party customer to sell a license to its Glassware product. The customer required that the Glassware product be provided through one of its preapproved distribution partners. The Company did not have a relationship with such distribution partner and in order to facilitate such transaction on a timely basis, the Company and Overland agreed that Overland would purchase the Glassware product from the Company and resell it to the distribution partner, with whom Overland had a preexisting relationship.
The Company recognized $0.8 million and zero in revenue related to these agreements during the years ended December 31, 2014 and 2013, respectively. The Company made purchases of $1.4 million from Overland related to the supply agreement prior to the acquisition of Overland on December 1, 2014. The Company recognized $0.2 million in interest income from a note receivable from Overland that existed prior to the acquisition of Overland. No related party expense, other than debt interest expense, was recognized during the years ended December 31, 2014 and 2013. Amounts included in other current assets and accounts payable under these agreements was $0.4 million and $0.1 million as of December 31, 2013.
Legal services of $0.4 million and $0.1 million were provided by a legal firm affiliated with a director of the Company during the years ended December 31, 2014 and 2013, respectively. As of December 31, 2013, accounts payable included legal services of $0.2 million provided by a legal firm affiliated with officers and directors of the Company. Professional services of $0.4 million and $0.6 million were provided by a company controlled by a director of the Company during the years ended December 31, 2014 and 2013, respectively.

12.	401K Plan
The Company maintains an employee savings and retirement plan (the “401(k) Plan”) covering all of the Company's employees. The 401(k) Plan permits but does not require matching contributions by the Company on behalf of participants. The Company does not make matching contributions.

13.	Commitments and Contingencies
Leases
The Company leases various office space, production facilities, and vehicles under non-cancelable operating leases that expire in various years through 2020. Future minimum lease payments as of December 31, 2014 under these arrangements are as follows (in thousands):

Year	Minimum Lease Payments
2015	$2,292
2016	1,324
2017	662
2018	498
2019	504
Thereafter	122
$5,402
Rent expense under non-cancelable operating leases is recognized on a straight-line basis over the respective lease terms and was $0.3 million and $0.1 million for the years ended December 31, 2014 and 2013, respectively.
Letters of credit
During the ordinary course of business, the Company provides standby letters of credit to third parties as required for certain transactions initiated by the Company. As of December 31, 2014, the Company's had standby letters of credit of $0.7 million that were not recorded on the Company's consolidated balance sheets.
Warranty and Extended Warranty
The Company had $0.9 million in deferred costs included in other current and non-current assets related to deferred service revenue at December 31, 2014. Changes in the liability for product warranty and deferred revenue associated with extended warranties and service contracts were as follows (in thousands):

	Product Warranty	Deferred Revenue
Liability at December 31, 2013	$—	$—
Liabilities assumed from acquisition	1,451	8,538
Settlements made during the period	(106)	(1,063)
Change in liability for warranties issued during the period	42	1,467
Change in liability for pre-existing warranties	50	6
Liability at December 31, 2014	$1,437	$8,948

Current liability	$1,094	$6,368
Non-current liability	343	2,580
Liability at December 31, 2014	$1,437	$8,948

Litigation
The Company is, from time to time, subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending proceedings will not have a material effect on the Company’s results of operations, financial position or cash flows.
Patent Litigation Funding Agreement
In December 2010, Overland entered into a litigation funding agreement (the “Funding Agreement”) with Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. (collectively, the “Special Situations Funds”) pursuant to which the Special Situations Funds agreed to fund certain patent litigation brought by the Company. In May 2014, the Special Situations Funds filed a complaint against Overland in the Supreme Court for New York County, alleging breach of the Funding Agreement. The Special Situations Funds allege that Overland's January 2014 acquisition of Tandberg Data entitled the Special Situations Funds to a $6.0 million payment under the Funding Agreement, and therefore Overland's refusal to make the payment constitutes a breach of the Funding Agreement. The Special Situations Funds are seeking $6.0 million in contractual damages as well as costs and fees. We believe the lawsuit to be without merit and intend to vigorously defend against the action.
Patent Infringement
In June 2012, Overland filed patent infringement lawsuits in the United States District Court for the Southern District of California against Spectra Logic Corporation (“Spectra Logic”), based in Boulder, Colorado and Qualstar Corporation (“Qualstar”), based in Simi Valley, California. In the Spectra Logic case, Overland claimed infringement of U.S. Patent Nos. 6,328,766 and 6,353,581. In the Qualstar case, Overland claimed infringement of U.S. Patent No. 6,328,766.
In June 2013, Spectra Logic filed a Petition for Inter Partes Review of the claims of U.S. Patent No. 6,328,766 with the United States Patent and Trademark Office. The Petition was assigned Case No. IPR2013-00357. In December 2013, the United States Patent and Trademark Office granted the Petition and initiated an inter partes review proceeding involving U.S. Patent No. 6,328,766. On November 7, 2014, the United States Patent and Trademark Office issued a Final Written Decision finding claims 1-11 of U.S. Patent No. 6,328,766 to be unpatentable. On March 9, 2015, we filed a Notice of Appeal with the United States Court of Appeals for the Federal Circuit, which initiates the appeal process.
In January and February 2014, the District Court for the Southern District of California stayed Overland's litigation against Qualstar and Spectra Logic, respectively, pending the results of the inter partes review filed by Spectra Logic.
In May 2013, Safe Storage LLC (“Safe Storage”), a Delaware limited liability company, filed a complaint against Overland in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,978,346 by our products. Safe Storage is seeking monetary damages from us and injunctive relief. In January 2015, the Delaware district court entered an order staying Safe Storage’s case against us pending the outcome of a Petition for Inter Partes Review of the claims of U.S. Patent No. 6,978,346 filed by defendants in other Safe Storage litigation (IPR2014-00901).
Merger
In May 2014, we announced that we had signed an agreement and plan of merger with Overland. Since the merger was announced, four separate putative shareholder class action lawsuits were filed against us, Overland and all of its directors in the California Superior Court in and for the County of San Diego. Three of the lawsuits also named Cyrus Capital Partners, the majority shareholder of Overland, as a defendant. On June 25, 2014, the Superior Court entered an order providing for the consolidation of all cases relating to Overland’s decision to enter into the merger agreement with Sphere 3D. These cases have been consolidated before a single judge and are referred to as In re Overland Storage Inc., Shareholders Litigation, Lead Case No. 37-2014-00016017-CU-SL-CTL. On July 30, 2014, the plaintiffs filed their consolidated amended complaint. The lawsuit alleges breaches of fiduciary duties and conflicts of interest against Overland’s directors relating to the merger process, the terms of the merger agreement, and the consideration to be received by Overland’s shareholders under the terms of the merger agreement. The lawsuit alleges that we and the other defendants aided and abetted the purported breaches of fiduciary duties by Overland’s directors. The relief sought includes an injunction prohibiting the consummation of the merger, rescission of the merger to the extent already implemented or rescissory damages, damages, and an award of attorneys' fees and costs.
On October 13, 2014, the plaintiffs and the defendants entered into a memorandum of understanding (the “Memorandum of Understanding”) to settle the Consolidated Action and Merger Actions. The Memorandum of Understanding provided, among other things, that additional disclosures would be made concerning the analysis performed by Overland’s financial advisor relating to the merger, Overland’s management projections, and the circumstances leading up to the merger, which additional disclosures were included in the amended Registration Statement on Form F-4 filed by us with the Securities Exchange Commission.
While we believe that the lawsuits are without merit, and we specifically deny the allegations made in the lawsuits and maintain that we and the other defendants committed no wrongdoing whatsoever, to permit the timely consummation of the merger, and without admitting the validity of any allegations made in the lawsuits, we concluded that it is desirable that the Consolidated Action and Merger Actions be resolved. The proposed settlement of the Consolidated Action and Merger Actions, which is subject to final documentation and court approval, provides for the release of all claims against the defendants relating to the merger and the allegations in the Consolidated Action and Merger Actions. There can be no assurance that the settlement will be finalized or that the Superior Court will approve the settlement.

14.	Segment Disclosure
The Company reports segment information as a single reportable business segment based upon the manner in which related information is organized, reviewed and managed. The Company operates in one segment providing data storage and desktop virtualization solutions for small and medium businesses and distributed enterprises. The Company conducts business globally, and its sales and support activities are managed on a geographic basis. Our management reviews financial information presented on a consolidated basis, accompanied by disaggregated information it receives from its internal management system about revenues by geographic region, based on the location from which the customer relationship is managed, for purposes of allocating resources and evaluating financial performance.
Information about Products and Services
The following table summarizes net revenue (in thousands):

	Year Ended December 31,
	2014	2013
Disk systems and virtualization	$8,518	$—
Tape drives and media	1,815	—
Tape automation systems	1,868	—
Service	1,268	—
	$13,469	$—

Information about Geographic Areas
The Company markets its products domestically and internationally, with its principal international market being Europe. Revenue is attributed to the location to which the product was shipped. The following table summarizes net revenue by geographic area (in thousands):

	Year Ended December 31,
	2014	2013
Europe, Middle East, Africa	$7,172	$—
Americas	4,749	—
Asia Pacific	1,548	—
	$13,469	$—
During 2014, there were two geographic areas with specific concentrations of net revenues greater than 10%. Sales to customers in the United States comprised $3.8 million of Americas net revenues during the year ended December 31, 2014. Sales to customers in Germany accounted for $1.9 million of EMEA's net revenues during the year ended December 31, 2014.
The following table presents property and equipment information for geographic areas based on the physical location of the assets (in thousands):

	Year Ended December 31,
	2014	2013
Europe	$2,038	$—
Americas	1,340	288
Asia Pacific	1,049	—
Total	$4,427	$288

###

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following annual management’s discussion and analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements and the accompanying notes of Sphere 3D Corp. (the “Company”) for the year ended December 31, 2014. The consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “Sphere 3D”, “we”, “our”, “us” or similar terms refers to Sphere 3D Corp. and its subsidiaries. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. This MD&A includes forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward-looking statements are not guarantees of performance and our actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to: our ability to successfully integrate the business of Overland Storage, Inc. (“Overland”) with our other businesses; our ability to maintain and increase sales volumes of our products; our ability to continue to aggressively control costs and operating expenses; our ability to achieve the intended cost savings and maintain quality with our manufacturing partner; our ability to generate cash from operations; the ability of our suppliers to provide an adequate supply of components for our products at prices consistent with historical prices; our ability to raise outside capital and to repay our debt as it comes due; our ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by our competitors; our ability to maintain strong relationships with branded channel partners; customers', suppliers', and creditors' perceptions of our continued viability; rescheduling or cancellation of customer orders; loss of a major customer; our ability to enforce our intellectual property rights and protect our intellectual property; general competition and price measures in the market place; unexpected shortages of critical components; worldwide information technology spending levels; and general economic conditions. In evaluating such statements we urge you to specifically consider various factors identified in this report, including the matters set forth under the heading “Risk Factors” of this report, any of which could cause actual results to differ materially from those indicated by such forward-looking statements. Forward-looking statements speak only as of the date of this report and we undertake no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this report. Actual events or results may differ materially from such statements.
Overview
Sphere 3D is a virtualization technology and data management solutions provider with a portfolio of products that address the complete data continuum. Sphere 3D enables the integration of virtual applications, virtual desktops, and storage into workflow, and allows organizations to deploy a combination of public, private or hybrid cloud strategies. The Company achieves this through the sale of solutions that are derived from its primary product groups: disk systems, virtualization, and data management and storage.
Sphere 3D’s initial foray into virtualization started over five years ago, through the design of a proprietary virtualization software approach. This approach led to the creation of its own platform, namely Glassware 2.0® (“Glassware”), for the delivery of applications from a server-based computing architecture. This is accomplished through a number of unique approaches to virtualization utilized by Glassware including the use of software “containers” and “microvisors”. A container refers to software that takes an application and all the things required to run and encapsulates them with software. By doing so, users can run numerous applications from a single server and on a single copy of the operating system. A microvisor refers to the technology that allows non-Windows® based applications to run on the same servers as Windows software through the use of a lightweight emulator.

Acquisition of Overland Storage, Inc.
On December 1, 2014, the Company completed its acquisition of Overland for a purchase price of $69.7 million. The acquisition was carried out pursuant to the terms and conditions contained in an Agreement and Plan of Merger dated May 15, 2014 (as amended, the “merger agreement”). The integration of the Overland and Sphere 3D brands positions the Company to deliver a comprehensive and innovative portfolio of virtualization and cloud solutions.
As per the terms of the merger agreement, Overland became a wholly-owned subsidiary of Sphere 3D, and Overland’s common stock ceased to be traded on the NASDAQ Capital Market, while the common shares of Sphere 3D Corp. continues to be traded on the NASDAQ Global Market under the symbol “ANY”. Under the terms of the merger agreement, Sphere 3D issued a total of 8,556,865 common shares for all of the outstanding Overland shares on the basis of one Overland share for 0.46385 common shares. In addition, the Company issued warrants to purchase up to 1,323,897 of our common shares, options to purchase up to 168,488 common shares and 673,776 restricted share units, calculated on the basis of the exchange ratio.
Purchase of VDI Technology.
On March 21, 2014, the Company acquired from V3 Systems certain Virtual Desktop Infrastructure (“VDI”) technology, including Desktop Cloud Orchestrator® software, which allows administrators to manage local, cloud hosted, or hybrid virtual desktop deployments, and a series of purpose-built, compact, efficient and easy-to-manage servers.
The purchase price for the acquired technology assets of V3 Systems was $14.4 million, consisting of $4.2 million in cash and the issuance of 1,089,867 of our common shares at $5.92. In addition, the Company may be required to pay additional “earn-out” consideration based on the achievement of certain revenue and gross margin milestones related to the VDI technology, up to an additional $5.0 million. The estimated earn-out liability was $2.5 million and $3.6 million as of December 31, 2014 and March 21, 2014, respectively. The earn-out is based on a sliding scale of revenue of up to $12.5 million from the VDI technology (subject to minimum margin realization), which will be payable at the discretion of Sphere 3D in cash or common shares (up to a maximum of 1,051,414 common shares) to be priced at a 20-day weighted average price calculated at the time the earn-out is realized. The earn-out period expires on June 21, 2015.
Highlights

•	In December 2014, we completed the acquisition of Overland.

•	In June 2014, we issued warrants for net proceeds of $8.5 million.

•	In March 2014, we completed an asset purchase of VDI technology.

•	In 2014, we had our first revenue generating sales of Glassware technology, V3 appliances and DCO software.
Sources of Revenue and Expenses
Revenue
In 2014, the Company had its first sales of Glassware technology, V3 appliances and DCO software, which moved the Company from a development stage enterprise into commercialization. In December 2014, with the completion of our acquisition of Overland, we now generate a majority of our revenue from sales of our acquired data protection products. The balance of our revenue is provided by selling maintenance contracts and rendering related services. Our sales are generated from sales of our branded products through a worldwide channel, which includes systems integrators and VARs, and includes resellers in North America and distributors in Europe, Middle East and Africa (“EMEA”), and Asia Pacific regions.
We recognize revenue from sales of products when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales (excluding sales to distributors) is recognized upon shipment of products to our customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under our warranty policy.

Generally, title and risk of loss transfer to the customer when the product leaves our dock, except for one subsidiary, where title and risk of loss generally transfer to the customer when the product arrives at the customer's location. Product sales to distribution customers are subject to certain rights of return, stock rotation privileges and price protection. Because we are unable to estimate our exposure for returned product or price adjustments, revenue from shipments to these customers is not recognized until the related products are in turn sold to the ultimate customer by the distributor. For products in which software is more than an incidental component, we recognize revenue in accordance with current authoritative guidance for software revenue recognition.
Cost of Sales
Our cost of sales have been primarily comprised of the cost of materials and components purchased from our suppliers, assembly labor and overhead costs, inventory provisions and write offs, warranty costs, product transportation costs and other supply chain management costs. At the time product revenue is recognized, an accrual for estimated warranty costs is recorded as a component of cost of sales based on estimates for similar product experience. This is adjusted over time as actual claims experience data is obtained. In instances where specific product issues are determined outside of the normal warranty estimates, additional provisions are recorded to address the specific item.
Selling, Marketing and Administration Expenses
Our selling and marketing expenses consist primarily of costs relating to our sales and marketing activities, including salaries and related expenses, customer support, advertising, trade shows and other promotional activities. We offer various cooperative marketing programs to assist our sales channel to market and sell our products which are included as part of selling and marketing expenses. Our administration expenses consist of costs relating to people services, information systems, legal and finance functions, professional fees, insurance, stock-based compensation and other corporate expenses.
Research and Development Expenses
Research and development expenses consist primarily of salaries and related expenses for software and hardware engineering and technical personnel as well as materials and consumables used in product development.
Interest Expense
Interest expense consists of interest on our outstanding long-term debenture and credit facility.

Results of Operations
The following table sets forth certain financial data as a percentage of net revenue:

	Year Ended December 31,
	2014	2013
Net revenue	100.0%	—%
Cost of revenue	60.4	—
Gross profit	39.6	—
Operating expenses:
Sales and marketing	38.3	—
Research and development	4.9	—
General and administrative	85.9	—
	129.1	—
Loss from operations	(89.5)	—
Interest expense	(3.3)	—
Other income (expense), net	(1.4)	—
Loss before income taxes	(94.2)	—
Provision for income taxes	0.3	—
Net loss	(94.5)%	—%
 A summary of the sales mix by product follows:

	Year Ended December 31,
	2014	2013
Disk systems and virtualization	63.2%	—%
Tape drives and media	13.5	—
Tape automation systems	13.9	—
Service	9.4	—
	100.0%	—%
The following table summarizes net revenue by geographic area (in thousands):

	Year Ended December 31,
	2014	2013
Europe, Middle East, Africa	$7,172	$—
Americas	4,749	—
Asia Pacific	1,548	—
	$13,469	$—

Results of Operations – Comparison of Years Ended December 31, 2014 and 2013
In the first quarter of 2014, we had our first sales of Glassware technology, V3 appliances and DCO software, which moved us from a development stage enterprise into commercialization, and the first period of recognizing revenue. In addition, in December 2014, we completed our acquisition of Overland, which added approximately 470 employees to our workforce and a wide variety of data protection products to our product mix. As such, overall increases from 2014 compared to 2013 are primarily from our Overland acquisition.
Revenue
We had revenue of $13.5 million during 2014 compared to none during 2013. Revenue was primarily generated by our portfolio of products. The balance of our revenue was provided by selling maintenance contracts and rendering related services. OEM revenue represented approximately 11.1% of net revenue in 2014.
Cost of Revenue
Our cost of revenue was $8.1 million during 2014 compared to none during 2013. During 2014, we had our first revenue generating sales. In addition, we added over 260 manufacturing employees in connection with our acquisition of Overland.
Gross Margin
Gross profit was $5.3 million during 2014. Gross margin was 39.6%.
Operating Expenses
Sales and Marketing Expense
Sales and marketing expenses were $5.2 million and $0.2 million for the years ended December 31, 2014 and 2013, respectively. The significant increase in expense was the result of the Company expanding its sales, marketing and support staff throughout 2014. In addition, sales and marketing expenses increased due to the addition of over 120 full time employees in connection with our acquisition of Overland in December 2014. We expect expenses to continue to increase in 2015 as we incur a full year of operating activity with Overland integrated with the Company.
Research and Development Expense
Research and development expenses were $0.7 million and $29,000 for the years ended December 31, 2014 and 2013, respectively. Research and development expenses increased significantly due to the addition of over 30 full time employees in connection with our acquisition of Overland. In 2013, the majority of development costs were capitalized as an intangible asset as the Company had met the requirements for deferral and commenced capitalization of development costs incurred relating to certain investments in technology. During 2014 and 2013, we capitalized $1.8 million and $1.0 million, respectively, of development costs.
General and Administrative Expense
General and administrative expenses were $11.6 million and $3.1 million for the years ended December 31, 2014 and 2013, respectively. The significant increase in expense was related to the Company transforming from a non-revenue generating company to initiating sales in the first quarter of 2014. The Company incurred significant costs relating to its Overland acquisition completed in December 2014, which included the addition of over 40 full time employees. We expect expenses to continue to increase in 2015 as we incur a full year of operating activity with Overland integrated with the Company.
Non-Operating Expenses
Interest Expense
Interest expense was $0.4 million and zero for the years ended December 31, 2014 and 2013, respectively. Interest expense related to the debenture financing entered into by the Company in March 2014, and our credit facility entered into and assumed in December 2014.

Liquidity and Capital Resources
At December 31, 2014, we had a cash balance of $4.3 million, compared to $5.2 million at December 31, 2013. In 2014, we incurred a net loss of $12.7 million. At December 31, 2014, we had a balance of $19.5 million recorded as long-term debt owed to a related party. At December 31, 2014, our credit facilities had a balance of $4.9 million which was recorded as current. Cash management and preservation continue to be a top priority. We expect to incur negative operating cash flows during the period of integration for our acquisition completed in December 2014 as we work to combine the entities and to improve operational efficiencies.
As of December 31, 2014, we had a working capital deficit of $4.9 million, reflecting increases in current assets and current liabilities of $25.7 million and $36.1 million, respectively, during 2014. The increase in current assets and current liabilities as a whole, is related to our acquisition completed in December 2014. The increase in current assets is primarily attributable to a $15.5 million increase in accounts receivable and a $9.8 million increase in inventory. The increase in current liabilities is primarily attributable to (i) a $15.4 million increase in accounts payable and accrued liabilities, (ii) a $6.8 million increase in deferred revenue, (iii) a $3.8 million increase in accrued payroll and employee compensation, (iv) a $4.9 million increase in current debt related to our credit facility, and (v) $4.1 million related to other liabilities including $2.5 million related to the VDI earn-out liability.
Management has projected that cash on hand, available borrowings under our credit facilities, and other sources of funding will be sufficient to allow us to continue operations for the next 12 months. Significant changes from our current forecasts, including, but not limited to: (i) shortfalls from projected sales levels, (ii) unexpected increases in product costs, (iii) increases in operating costs, and (iv) changes to the historical timing of collecting accounts receivable could have a material adverse impact on our ability to access the level of funding necessary to continue our operations at current levels. If any of these events occur or if we are not able to secure additional funding, we may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects. We may seek debt, equity or equity-based financing (such as convertible debt) when market conditions.
As a result of our recurring losses from operations and negative cash flows, the report from our independent registered public accounting firm regarding our consolidated financial statements for the year ended December 31, 2014 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.
During 2014, we used cash in operating activities of $8.5 million, compared to $1.5 million in 2013. The use of cash during 2014 was primarily a result of our net loss of $12.7 million offset by $6.7 million in non-cash items, which were share-based compensation, depreciation and amortization.
We used cash in investing activities of $8.9 million compared to $1.2 million in 2013. In 2014, we loaned $5.3 million, net, to Overland, capitalized $1.5 million of development costs as intangible assets, and purchased $4.0 million of intangible assets related to developed technology. These were offset by $2.3 million of cash assumed from our acquisition completed in December. In 2013, the Company capitalized $0.9 million of development costs as intangible assets. During 2014 and 2013, capital expenditures totaled $0.5 million and $0.1 million, respectively. Such expenditures were primarily associated with computer equipment to support product development.
We generated cash from our financing activities of $16.5 million during 2014, compared to $6.4 million during 2013. During 2014, we received $8.5 million net, from the issuance of common stock, $5.0 million from a note payable with a related party, and $2.7 million from the exercise of warrants. During 2013, we received $3.7 million, net, from the issuance of common stock, and $2.6 million from the exercise of warrants.

Contractual Obligations and Commitments
Contractual Obligations and Commitments
The following schedule summarizes our contractual obligations to make future payments at December 31, 2014 (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt — related party, including interest(1)	$24,569	$1,560	$3,124	$19,885	$—
Credit facility	4,890	4,890	—	—	—
Operating lease obligations (2)	5,402	2,292	1,986	1,002	122
Purchase obligations(3)	3,481	3,481	—	—	—
Total contractual obligations	$38,342	$12,223	$5,110	$20,887	$122
Other commercial commitments:
Letters of credit	$662	$662	$—	$—	$—
________________

(1)
Long-term debt includes our related party notes. Interest payments have been calculated using the amortization profile of the debt outstanding at December 31, 2014, taking into account the fixed rate paid at year end.

(2)	Represents contractual lease obligations under non-cancelable operating leases.

(3)
Represents purchase orders for inventory and non-inventory items entered into prior to December 31, 2014, with purchase dates extending beyond January 1, 2015. Some of these purchase obligations may be canceled.

Off-Balance Sheet Arrangements
During the ordinary course of business, we provide standby letters of credit to third parties as required for certain transactions initiated by us. As of December 31, 2014, we had standby letters of credit of $0.7 million that were not recorded on our consolidated balance sheets.
Inflation
Inflation has not had a significant impact on our operations during the periods presented. Historically, we have been able to pass on to our customers increases in raw material prices caused by inflation. If at any time we cannot pass on such increases, our margins could suffer.
Disclosure Controls and Procedures and Internal Controls
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Internal Control Over Financial Reporting
Management's Report on Internal Control Over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Disclosure of Code of Ethics
The Company has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Such code is posted on the Company’s website and is available at www.sphere3d.com.
Quantitative and Qualitative Disclosures about Market and Other Financial Risks
In the normal course of our business, we engage in operating and financing activities that generate risks in the following primary areas.
Foreign Currency Risk. We conduct business on a global basis and a significant portion of our sales in international markets are not denominated in U.S. dollars. Export sales represent a significant portion of our sales and are expected to continue to represent a significant portion of sales. Our wholly-owned foreign subsidiaries incur costs that are denominated in local currencies. As exchange rates vary, these results may vary from expectations when translated into U.S. dollars, which could adversely impact overall expected results. The effect of exchange rate fluctuations on our results of operations resulted in a loss of $228,000 and $5,000 for 2014 and 2013, respectively.
Credit Risk. Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.
Liquidity Risk. Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial position and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, net revenue and expenses, and related disclosure of contingent liabilities. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those policies that, in management's view, are most important in the portrayal of our financial condition and results of operations. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the consolidated financial statements. The footnotes to our consolidated financial statements also include disclosure of significant accounting policies. We believe the critical accounting policies below to be critical to the judgments, estimates and assumptions used in the preparation of the consolidated financial statements.
Revenue Recognition
We recognize revenue from sales of products when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales (excluding sales to distributors) is recognized upon shipment of products to our customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under our warranty policy.
Generally, title and risk of loss transfer to the customer when the product leaves our dock, except for one subsidiary, where title and risk of loss generally transfer to the customer when the product arrives at the customer's location. Product sales to distribution customers are subject to certain rights of return, stock rotation privileges and price protection. Because we are unable to estimate our exposure for returned product or price adjustments, revenue from shipments to these customers is not recognized until the related products are in turn shipped to the ultimate customer by the distributor. For products in which software is more than an incidental component, we recognize revenue in accordance with current authoritative guidance for software revenue recognition.
The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings, such as for sales of hardware devices and extended warranty services. The Company allocates revenue to deliverables in multiple elements arrangements based on relative selling prices. The Company determines its vendor-specific objective evidence (“VSOE”) based on its normal pricing and discounting practices for the specific product or service when sold separately. When the Company is not able to establish VSOE for all deliverables in an arrangement with multiple elements, the Company attempts to determine the selling price of each element based on third-party evidence of selling price, or based on the Company’s actual historical selling prices of similar items, whichever management believes provides the most reliable estimate of expected selling prices.
Inventory Valuation
We record inventories at the lower of cost or market. We assess the value of our inventories periodically based upon numerous factors including, among others, expected product or material demand, current market conditions, technological obsolescence, current cost and net realizable value. If necessary, we write-down our inventory for obsolete or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the estimated market value. If actual market conditions are less favorable than we project, we may need to record additional inventory adjustments and adverse purchase commitments.
Goodwill and Intangible Assets
Goodwill represents the excess of consideration paid over the value assigned to the net tangible and identifiable intangible assets acquired. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.
Purchased intangible assets are amortized on a straight-line basis over their economic lives of 25 years for channel partner relationships, four to nine years for developed technology, eight years for capitalized development costs, and nine years for customer relationships as we believe this method most closely reflects the pattern in which the economic benefits of the assets will be consumed. When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of an intangible asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related intangible asset. If our future results are significantly different from forecast, we may be required to further evaluate intangible assets for recoverability and such analysis could result in an impairment charge in a future period.
Impairment of Goodwill, Other Indefinite-Lived Intangible Assets and Long-Lived Assets
Goodwill and other indefinite-lived assets are tested for impairment on an annual basis at December 31, or more frequently if we believe indicators of impairment exist. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment.
Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. Our consideration includes, but is not limited to, (i) significant under-performance relative to historical or projected future operating results; (ii) significant changes in the manner of use of the assets or the strategy for the Company's overall business; (iii) significant decrease in the market value of the assets; and (iv) significant negative industry or economic trends.
Research and Development Costs
Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code and services content. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products, is generally shortly before the products are released to manufacturing. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.
Risk Factors
See “risk factors” included in our Annual Information Form.
Additional Information
Additional information about the Company can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on our website at www.sphere3d.com.
Certifications
The required disclosure is included in Exhibits 31.1, 31.2, 32.1 and 32.2 to this Annual Report on Form 40-F.
Undertaking
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.
Date:   March 31, 2015
Sphere 3D Corp.

/s/ Eric L. Kelly
Eric L. Kelly
Chief Executive Officer

