Form 40-F
period 2015-12-31
Sphere 3D Corp
filed 2016-03-30
CIK 1591956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015                Commission File Number: 001-36532
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
Indicate the number of outstanding shares of each of the Company’s classes of capital or common shares as of the close of the period covered by the annual report: 45,198,283 common shares as of December 31, 2015

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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

Annual Information Form of Sphere 3D Corp. (“Sphere 3D”) for the year ended December 31, 2015.

B.	Audited Annual Financial Statements

Sphere 3D’s audited consolidated financial statements for the years ended December 31, 2015 and 2014, including the auditor’s report with respect thereto.

C.	Management’s Discussion and Analysis

Sphere 3D’s Management’s Discussion and Analysis for the year ended December 31, 2015.

SPHERE 3D CORP.

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2015

March 30, 2016

GENERAL
The information, including any financial information, disclosed in this Annual Information Form (“AIF”) is stated as at December 31, 2015 or for the year ended December 31, 2015, as applicable, unless otherwise indicated. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars and references to “$” are to the lawful currency of the United States (“U.S.”).
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
FORWARD-LOOKING INFORMATION
Certain statements in this AIF constitute forward-looking information that involves risks and uncertainties. This forward-looking information includes, but is not limited to, statements with respect to management’s expectations regarding the future growth, results of operations, performance and business prospects of Sphere 3D. This forward-looking information relates to, among other things, the Company’s future business plans and business planning process, the Company’s uses of cash, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions. Statements with the words “could”, “expects”, “may”, “will”, “anticipates”, “assumes”, “intends”, “plans”, “believes”, “estimates”, “guidance”, and similar expressions are intended to identify statements containing forward-looking information, although not all forward-looking statements include such words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.
Although management believes the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are based on the opinions, assumptions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to: the limited operating history of Sphere 3D; the ability of Sphere 3D to manage growth; the ability of Sphere 3D to integrate the businesses of Overland Storage, Inc. (“Overland”); the impact of competition; the investment in technological innovation; any defects in components or design of Sphere 3D’s products; the retention or maintenance of key personnel; the possibility of significant fluctuations in operating results; currency fluctuations; the ability of Sphere 3D to maintain business relationships; financial, political or economic conditions; financing risks; future acquisitions; the ability of Sphere 3D to protect its intellectual property; third party intellectual property rights; volatility in the market price for the common shares of the Company; compliance by Sphere 3D with financial reporting and other requirements as a public company; conflicts of interests; future sales of common shares by Sphere 3D’s directors, officers and other shareholders; dilution and future sales of common shares; risks related to the business of Overland and other factors described in this AIF under the heading “Risk Factors”.
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
The Company has its main and registered office at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1.
The following sets forth the structure of the Company and its direct and indirect wholly-owned subsidiaries as at the date hereof (including the jurisdiction of incorporation). The Company holds 100% of the voting interest of its subsidiaries.
                Sphere 3D Corp.:

•	V3 Systems Holdings, Inc. (Delaware)

•	Sphere 3D Inc. (Canada)

◦	Frostcat Technologies, Inc. (dissolved as of January 2016) (Ontario)

•	Overland Storage, Inc. (California)

◦	Overland Storage (Europe), Ltd. (United Kingdom)

◦	Overland Storage S.a.r.L. (France)

◦	Overland Storage GmbH (Germany)

◦	Zetta Systems, Inc. (dissolved as of February 2016) (Washington)

◦	Overland Technologies Luxembourg S.a.r.L. (Luxembourg)

▪	Tandberg Data Holdings S.a.r.L. (Luxembourg)

•	Tandberg Data SAS (France)

•	Tandberg Data (Asia) Pte., Ltd. (Singapore)

•	Tandberg Data (Japan), Inc. (Japan)

•	Tandberg Data (Hong Kong), Ltd. (Hong Kong)

•	Tandberg Data GmbH (Germany)

◦	Tandberg Data Norge AS (Norway)

▪	Guangzhou Tandberg Electronic Components Co. Ltd. (China)

GENERAL DEVELOPMENT OF THE BUSINESS DURING THE MOST RECENT THREE YEARS
Sphere 3D delivers containerization and virtualization technologies along with data management products that enable workload-optimized solutions. We achieve this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. Sphere 3D’s value proposition is simple and direct—we allow organizations to deploy a combination of public, private, or hybrid cloud strategies while backing them up with storage solutions.
Sphere 3D, through the design of a proprietary virtualization software, created its own platform, namely Glassware 2.0TM (“Glassware”), for the delivery of applications from a server-based computing architecture. This is accomplished through a number of unique approaches to virtualization utilized by Glassware including the use of software “containers” and “microvisors”. A container refers to software that takes an application and all the things required to run that application and encapsulates them with software. By doing so, users can run numerous applications from a single server and on a single copy of the operating system. A microvisor refers to the technology that allows non-Windows® based applications to run on the same servers as Windows® software through the use of a lightweight emulator.
When utilizing Glassware, software is made available from a central location (hosted software), allowing users access to the hosted software, irrespective of the device that a user is using to access the software. Through this approach, legacy software can be run using Glassware, even if the operating system and the machine for which it was designed is no longer sold or supported. Software publishers, who invest substantial resources to write software code, can be assured that their software can be utilized for as long as it is required and end users that invest in software can mitigate certain risks associated with software end of life compatibility issues.
Glassware is a technology and contains many unique components that can be bundled to create products or whose architecture or unique capabilities can add value to other products. Glassware components include its: containers, microvisors, authentication engine, clustering, persona management, load balancer, remoting technology, custom browser configurator and others. Glassware components are not currently sold as a standalone license but instead are bundled to specific hardware or public clouds for specific use cases. Examples include the G-Series Appliances (a hyperconverged offering), G-Series Cloud (available in Microsoft Azure), and Exosphere (a webscale solution that leverages a combination of Azure and private cloud resources for hybrid use cases). Glassware software sales were not material in 2015 and 2014.
In March 2014, we purchased certain Virtual Desktop Infrastructure (“VDI”) technology, associated trademarks and intellectual property (“IP”), and brand name “V3®”, so that we could add converged infrastructure (“CI”) as part of our offerings (additional details about the acquisition can be found below). The addition of VDI technology allowed us to expand our technology capabilities and provide the intellectual property and industry knowhow for delivering hyperconverged and converged infrastructure for VDI as well as a platform for the introduction of appliances for application virtualization that incorporate our container technologies.
VDI refers to the hosting of virtualized end user desktops on servers either on or offsite. End users then access their virtual desktops over a network using various remote display protocols. End users can access their desktop from a number of different devices and locations. Since the desktops are virtual, they can be centralized and end users can access their desktops and data from multiple locations. CI refers to the consolidation of multiple IT components, such as storage, computing, and network interface, into a single computing package that can then be optimized for specific use cases.
The V3® platform was designed to alleviate these and other barriers to VDI adoption. The V3® hyper-converged infrastructure solution includes one of the industry’s first purpose-built appliances (a type of server) for desktop virtualization. Unlike other CI solutions, V3® was designed specifically for the needs of desktop virtualization. The V3® appliance combines storage, computing, network interface, virtualization software and management software to create a single box that can be quickly and easily deployed to deliver VDI. Through the V3 Desktop Cloud Orchestrator® management software for VDI, we can offer a simple user interface that adds additional functionality while reducing the total cost of ownership for VDI implementations.
In May 2014, Sphere 3D entered into a definitive agreement to merge with Overland Storage, Inc. (“Overland”) (as further described below). This acquisition allowed us to add a complete data management and storage portfolio to its offerings. Overland completed a substantial acquisition at the beginning of 2014, the purchase of Tandberg Data Holdings S.à r.l. (“Tandberg Data”).

The addition of Overland provides an integrated range of technologies and services for primary, nearline, offline, and archival data storage. Data storage, management, and backup brands include SnapServer®, SnapScale®, SnapSAN®, NEO® and RDX®. Collectively, these products are designed to allow easy and cost-effective management of different tiers of information over the entire data lifecycle.
The rationale for the purchase of Overland was multifaceted, and was in part driven by the market for CI that is currently transforming the modern data center, coupled with current trends for hybrid cloud deployments. The portfolio of storage products are listed in greater detail under “Products and Service” below. In addition to providing us with a stronger IP portfolio, the acquisition of Overland enables us to capitalize on a global footprint that has been established over more than 30 years, consisting of a service and support infrastructure that would take significant financial and human resource investments to replicate, and a dedicated team of field sales agents, an extensive number of resellers and first tier original equipment manufacturer (“OEM”) partners. We have now assembled a stack of technologies that allows us, through its partners, to deliver a very competitive set of end-to-end solutions with a wide array of deployment options.
During the fourth quarter of 2015, we concluded that our lower net revenue due to timing of projected growth of products and integration of channel partner relationships from the acquisition of Overland could be indicators of impairment and, therefore, performed a third party impairment analysis. At December 31, 2015, as a result of the analysis, we recorded an impairment of $10.7 million related to developed technology, channel partner relationships, and trade names.
RDX® Asset Acquisition
On August 10, 2015, we completed an acquisition of assets related to the RDX® removable disk product lines from Imation Corp. (“Imation”). We issued 1,529,126 common shares with an approximate value of $6.1 million, and a warrant exercisable for 250,000 additional common shares exercisable in connection with certain purchase price adjustments under the asset purchase agreement. In February 2016, Imation exercised the warrant and we issued 250,000 common shares at $0.01.
Acquisition of Overland
On December 1, 2014, we completed our acquisition of Overland. The acquisition was carried out pursuant to the terms and conditions contained in an Agreement and Plan of Merger dated May 15, 2014 (as amended, the “merger agreement”). Under the terms of the merger agreement, Sphere 3D issued a total of 8,556,865 common shares for all of the outstanding Overland shares on the basis of one Overland share for 0.46385 common shares. In addition, we issued warrants to purchase up to 1,323,897 of its common shares, options to purchase up to 168,488 common shares and 673,776 restricted share units, calculated on the basis of the exchange ratio.
Purchase of VDI Technology
On March 21, 2014, we acquired from V3 Systems certain Virtual Desktop Infrastructure (“VDI”) technology, including V3 Desktop Cloud Orchestrator® software, which allows administrators to manage local, cloud hosted, or hybrid virtual desktop deployments, and purpose-built, compact, efficient and easy-to-manage servers. The purchase price for the acquired technology assets of V3 Systems was $14.4 million, consisting of $4.2 million in cash and the issuance of 1,089,867 of our common shares at $5.92.
Financings
In May and June 2015, we completed private placements for a total of 1,621,250 common shares of the Company and warrants to purchase up to 1,621,250 common shares for a gross purchase price of approximately $5.2 million. The purchase price for one common share and a warrant to purchase one common share was $3.20. The warrants have an exercise price of $4.00 per share and a five-year term. These warrants have no anti-dilution provisions. We filed a registration statement to register the resale of the shares to be issued in the offering and the shares issuable upon exercise of the warrants with the U.S. Securities and Exchange Commission (“SEC”).

In August 2015, we completed a private placement of 606,060 common shares of the Company and warrants to purchase up to 606,060 common shares for a gross purchase price of approximately $2.0 million. The purchase price for one common share and a warrant to purchase one common share was $3.30. The warrants had an exercise price of $3.30 per share and a five-year term. We have the right to force the exercise of the warrants if the weighted average price of the common shares for 10 consecutive trading days exceeds 400% of $2.33. In September 2015, we issued an additional 252,308 common shares and 252,308 warrants to purchase 252,308 common shares in conjunction with the price protection clause in effect through December 31, 2015 and the equity financing completed in September 2015. In December 2015, we issued an additional 141,631 common shares and 141,631 warrants to purchase 141,631 common shares in conjunction with the price protection clause and the equity financing completed in December 2015. The purchase price for one common share and a warrant to purchase one common share was adjusted to $2.33. We filed a registration statement to register the resale of the shares to be issued in the offering and the shares issuable upon exercise of the warrants with the SEC.
In September and October 2015, we entered into subscription agreements with certain investors pursuant to which we issued, in the aggregate, 1,417,961 common shares, warrants exercisable to purchase up to 354,490 common shares, and adjustment warrants (the “Adjustment Warrants”) for an aggregate offering price of approximately $3.3 million. The purchase price for one common share, a warrant to purchase one quarter of one common share (the “Warrant Shares”), and an Adjustment Warrant was $2.33. The Adjustment Warrants become exercisable to purchase a number of common shares to be determined at such time following an additional financing by the Company prior to December 31, 2015. Each warrant has an initial exercise price of $2.33 per Warrant Share. The warrants are immediately exercisable and have a five-year term. Each Adjustment Warrant has an initial exercise price of $0.01 per common share. In December 2015, we issued an additional 1,297,435 warrants to purchase 1,297,435 common shares in conjunction with the price protection clauses in effect through December 31, 2015 and the equity financing completed in December 2015. Each warrant has an exercise price of $2.33. In December 2015, we issued 233,964 Adjustment Warrants to purchase 233,964 common shares in conjunction with the equity financing completed in December 2015. In January 2016, 226,539 Adjustment Warrants were exercised at $0.01 per common share. The remaining Adjustment Warrants will expire on March 31, 2016.
In December 2015, we completed an equity financing of 2,527,500 common shares and warrants to purchase up to 2,527,500 common shares for a gross purchase price of approximately $5.1 million. The purchase price for one common share and a warrant to purchase one common share was $2.00. The warrants have an exercise price of $2.50 per share and a five-year term. We have the right to force the exercise of the warrants if the weighted average price of the common shares for 10 consecutive trading days exceeds 400% of $1.79. Warrants to purchase up to 1,500,000 common shares include a one-time adjustment provision, as defined in the agreement, which provides that the exercise price will be automatically adjusted, if the adjustment price as calculated on May 28, 2016, is less than $2.50.
Listing History
On October 31, 2013, our common shares commenced trading on the OTCQX in the U.S. under the ticker symbol “SPIHF”.
On June 27, 2014, NASDAQ’s Listing Qualifications Department, approved our application to list the common shares and Sphere 3D commenced trading on July 8, 2014 under the symbol “ANY”. Upon commencement of trading on the NASDAQ, the common shares ceased to trade on the OTCQX.
On December 10, 2014, we voluntarily delisted our common shares from the TSXV.
On March 24, 2015, we completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, we changed our name to “Sphere 3D Corp.”

DESCRIPTION OF THE BUSINESS
Sphere 3D delivers containerization and virtualization technologies along with data management products that enable workload-optimized solutions. We achieve this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. Our products allow organizations to deploy a combination of public, private or hybrid cloud strategies while backing them up with the latest storage solutions. Sphere 3D, along with its wholly-owned subsidiaries Overland Storage and Tandberg Data, has a portfolio of brands including Glassware, SnapCLOUD™, SnapScale®, SnapServer®, V3®, RDX®, and NEO®.
We have a global presence and maintains offices in multiple locations. Executive offices and our primary operations are conducted from our San Jose, California and San Diego, California locations. The Company’s virtualization product development is primarily done from its research and development center near Toronto, Canada.
Information about Products and Services
We divide our worldwide sales into three geographical regions:

•	the Americas, consisting of the U.S., Canada and Latin America;

•	EMEA, consisting of Europe, the Middle East and Africa; and

•	APAC, consisting of Asia Pacific countries.
Sales to customers outside of the U.S. represent a significant portion of our sales and are subject to various risks and uncertainties.
Sales to customers inside the U.S. comprised $19.1 million and $3.8 million of Americas net revenue during the years ended December 31, 2015 and 2014, respectively. Sales to customers in Germany accounted for $17.2 million and $1.9 million of EMEA’s net revenues during the years ended December 31, 2015 and 2014, respectively. No other foreign country had customers that accounted for 10% or more of net revenue in 2015 and 2014.
The following table summarizes net revenue (in thousands):

	Year Ended December 31,
	2015	2014
Disk systems	$39,836	$8,518
Tape automation systems	12,764	1,868
Tape drives and media	12,914	1,815
Service	10,651	1,268
	$76,165	$13,469

Products and Service
Disk Systems
RDX® Removable Disk Solutions
In 2015, we completed an acquisition of assets related to RDX® removable disk product lines from Imation Corp., which complemented our existing RDX® removable disk solutions. Our RDX® portfolio can use public cloud providers, including Microsoft and Amazon, as a backup target, and our SnapScale® product can be deployed as a standalone private cloud with the use of sync and share technologies for file collaboration. The removable disk solutions can be secured with cartridge encryption for additional levels of security, and is shock resistant to accommodate accidental falls from the rack, desktop, or during transport. We offer two types of RDX® media: media with hard drives inside the cartridge and media with solid-state disks inside. Hard drive RDX® media is designed to provide easy-to-use and reliable data protection, while solid-state disk RDX® media is designed for customers who are operating in environments that need extreme speed and durability in a portable storage device. RDX® removable media are available in several different capacity points, ranging from 64 gigabytes (“GB”) to two terabytes (“TB”) per cartridge.

•
The RDX® QuikStor is a single cartridge purpose-built backup solution that combines the portability and reliability of tape-based backup with the speed and simplicity of hard disk drives in order to deliver reliable and convenient storage for backup, archive, data interchange and disaster recovery. RDX® QuikStor utilizes either hard disk drives or SSD drives, with either SATA or USB 3.0 connectivity, and provide up to three TB of data storage.

•
The RDX® QuikStation is a network-attached removable disk purpose-built backup system designed to provide a platform for data protection and off-site disaster recovery for SME environments. The RDX® QuikStation can appear to a host as a tape library, a virtual RDX® drive, a stand-alone tape drive, generic disk drives or a combination of disk and tape, offering users versatility and expanded compatibility.

In 2015, we introduced RDX® QuikStation 4, a lower-end version of the RDX® QuikStation network attached purpose-built backup system, that fit into a slimmer one rack unit space, and includes four slots for RDX+ cartridges. The RDX® QuikStation 4 and is compatible with the previous generation RDX® cartridges. RDX® QuikStation 4 includes a virtual volume feature that enables the system to represent a single logical volume representation by aggregating and virtualizing the combined capacity across all four cartridges.
SnapServer® Network Attached Storage Solutions
Our SnapServer® solutions are an ideal platform for primary or nearline storage, and deliver stability and best-in-class integration with Windows®, UNIX/Linux, and Macintosh environments. For virtual servers and database applications, the SnapServer® family supports iSCSI block-level access with Microsoft VSS and VDS integration to simplify Windows® management. For data protection, the SnapServer® family offers RAID replication, and snapshots for point-in-time data recovery. The SnapServer DX Series™ products support DynamicRAID® and traditional RAID levels 0, 1, 5, 6, and 10.

•	The SnapServer® XSR40 is a 1U server that can be configured with up to four SATA II drives, and can scale to 320 TB of storage capacity by adding SnapExpansion enclosures.

•	The SnapServer® XSR120 is a 2U server that can be configured with up to 12 SATA II drives, and can scale to 768 TB of storage capacity by adding up to seven SnapExpansion enclosures.
SnapScale® Clustered Network Attached Storage Solutions
Our SnapScale X2® and SnapScale X4™ products are clustered NAS solutions that enable organizations with rapid or unpredictable data growth to scale capacity and performance without adding management complexity. SnapScale® eliminates islands of storage, which enables scaling without having to predict capacity in advance. SnapScale® writes data across multiple nodes and drives simultaneously for instant protection and high availability. SnapScale® uses peer-set protection technology which delivers superior protection against multiple disk failures while enabling faster rebuild of data once the failed disks are replaced. Our SnapScale® products are designed for high performance, high scalability, and are suited for the storage of large amounts of unstructured data.

•
The SnapScale X2® is a 2U rackmount, which can be configured with up to 12 Nearline SAS hard drives for a maximun capacity of 96 TB per node, and can scale out to over 512 petabytes (“PB”) with two-way or three-way redundancy.

•
The SnapScale X4™ is a high-density 4U rackmount, which can be configured with up to 36 Nearline SAS hard drives for a maximum capacity of 288 TB per node, and can scale out to over 512 PB with two-way or three-way redundancy.

V3® Virtual Desktop Infrastructure
V3® technologies provide a simplified VDI architecture made possible by our “drop in” appliance approach. Our appliances are workload optimized so that they can provide the performance and scale required to meet the needs of an organization’s applications, data, and desktops and flexibility required to deliver a lower total cost of ownership. V3® technologies have been integrated with the latest in virtual desktop technologies from VMware™ to enable a host of capabilities. Our failover and disaster recovery capabilities allowed the creation of nine separate workload specific appliances. These appliances can address the distributed needs of an organization, regardless of distance between locations or size of workforce, and provide a single pane of glass for managing deployments across geographies. Utilizing proprietary resource scheduling technology enables either user defined, or administrator defined, rights that ensure workloads have dynamic access to resources. In addition, Glassware technology for containerizing commonly used applications delivers performance at a server utilization level that can reduce server sprawl. Glassware containerized applications can be delivered based on policy to the virtual desktop through a VMware™ portal.
The V3® hyper-converged platform is a turn-key, purpose built and custom tuned appliance for high performance virtual desktop infrastructure. V3® appliances can accommodate from 50 to 500 virtual Windows® desktops per appliance. Each appliance is compatible with V3 Desktop Cloud Orchestrator® (“DCO”), described more fully below. V3® appliances simplify desktop virtualization with innovative technology that makes it possible to achieve virtual desktop performance that is faster than physical desktops, while hosted from a single server appliance. V3® cost benefits are derived from the way the appliances integrate storage, server, and networking resources into one hardware device.
Tape Automation Systems
NEO® Tape-Based Backup and Long-Term Archive Solutions
Our NEO Series® Tape Libraries, Tape Autoloaders, and stand-alone tape drives are designed for both small and medium businesses looking for simple, cost-effective data protection, as well as for complex enterprise environments with stringent performance and data availability requirements. We provide a broad range of high capacity, high performance, flexible tape-based solutions for data backup, recovery and archive. When combined with our enterprise storage solutions such as SnapServer® systems or SnapScale® scale-out NAS arrays, our NEO Series® products create a complete disk-to-disk-to-tape solution with a variety of storage capacity options. NEO Series® tape solutions are designed to utilize the latest linear tape-open (“LTO”) technologies, and can accommodate as many as 42 tape drives or up to 1,000 cartridges for maximum efficiency and data protection.
In October 2015, we announced support of the linear tape-open 7 tape format (“LTO-7”) in our Overland Storage NEO Series® tape libraries and autoloaders. This next-generation LTO-7 technology provides up to 15 TB of compressed data per cartridge, compared to the 6.25 TB offered in previous-generation LTO-6 tape drives. Data transfer rates also occur much more rapidly with LTO-7 at rates of up to 750 MB per second, or 2.7 TB per hour per drive. NEO Series® tape libraries with LTO-7 technology provide customers with solutions capable of delivering up to eight PB of storage capacity at speeds of up to 64 TB per hour.

•
NEO® XL-Series libraries are designed for mid-range and enterprise businesses, providing automated backup and archive that combines flexibility, density, high-performance and affordability to ensure that data is protected faster and more cost effectively. NEO® XL-Series tape libraries provide data storage capacity that ranges from 90 TB to 8.4 PB, enabling customers to expand their storage capability as their storage requirements changes. NEO® XL-Series significantly reduces backup windows and improves efficiency with high-performance data transfer rates that range from 504 GB per hour to over 114 TB per hour. The NEOxl 60 supports up to 60 cartridges (with capacity ranging from 90 TB to 375 TB) and three tape drives (for data transfer rates ranging from 504 GB per hour to 4.3 TB per hour) per module. The NEOxl 80 supports up to 80 cartridges (with capacity ranging from 120 TB to 1.2 PB) and six tape drives (for data transfer rates ranging from 504 GB per hour to 8.6 TB per hour) per module. Up to six 80-cartridge per six-drive NEOxl Expansion Modules can be added to provide a total of 560 cartridges (with capacity of 8.4 PB) and 42 tape drives (for data transfer rates of 114 TB per hour).

•
NEO® S-Series libraries provide affordable tape backup and archive for small and medium businesses. NEO® S-Series libraries are available in compact rack-mount configurations with either SAS or FC connectivity. The NEOs StorageLoader is a 1U, eight-cartridge, single-drive autoloader that provides up to 120 TB of storage capacity. The NEOs T24 is a 2U tape library that supports up to 24 cartridge slots and two tape drives, and delivers up to 360 TB of storage capacity. The NEOs T48 is a 4U tape library that supports up to 48 cartridge slots and four tape drives, with a maximum storage capacity of 720 TB.

•
NEO® E-Series provides scalable, high capacity, enterprise-class tape automation designed for large businesses. NEO® E-Series provides enterprise-level RAS (reliability, availability and serviceability) features, such as robotic and power redundancy, partitioning and scalability, to ensure corporate data is reliably protected. The NEO® 8000e is a 43U tape library that supports up to 500 cartridge slots (up to 7.5 PB) and 12 tape drives (up to 32.4 TB per hour) in a single module. For truly enterprise-class storage requirements, the NEO® 8000e is scalable up to 1,000 cartridge slots (15 PB) and 24 tape drives (64 TB per hour).

Tape Drives and Media
In addition to our tape automation solutions, we provide stand-alone LTO tape drives and LTO media products.

•
Stand-alone LTO tape drives provide low-cost, compact affordable backup and archive abilities. Available either as internal drives to be integrated into server-based bundles or as eternal drives for desktop use, stand-alone tape drives deliver storage capacities ranging from 1.5 TB to 15 TB.

•
LTO media (data cartridges and cleaning cartridges) allows our customers to purchase the media for their tape drives and libraries at the same time they purchase their NEO Series® solution, providing the ability to have their NEO Series® solution fully operational upon installation. With four generations of LTO tape media (LTO 4, 5, 6, and 7) in our portfolio, native capacities range from 800 GB per cartridge to 6 TB per cartridge.

Service
Customer service and support are key elements of our strategy and critical components of our commitment to making enterprise-class support and services available to companies of all sizes. Our technical support staff is trained to assist our customers with deployment and compatibility for any combination of virtual desktop infrastructures, hardware platforms, operating systems and backup, data interchange and storage management software. Our application engineers assist with more complex customer issues. We maintain global toll-free service and support phone lines and we also provide self-service and support through our website support portal and email.
Our service offerings provide for on-site service and installation options, round-the-clock phone access to solution experts, and proof of concept and architectural design offerings. We are able to provide comprehensive technical assistance on a global scale.
Sales and Distribution
For 2015, our solution-focused product offerings were aimed at small and medium enterprises (“SMEs”), small and medium businesses (“SMBs”), as well as large distributed enterprises. We primarily sell our products through its worldwide distributor and reseller network. A significant portion of our net revenue is derived from a limited number of customers. In 2015 and 2014, the percentage of net revenue that was derived from our top five customers was 35.1% and 34.7%, respectively.

All of our products and services are designed and manufactured to address its customers’ requirements and reliability standards. The following provides additional detail on our channels:

•
Distribution channel — Our primary distribution partners in North America include Promark Technology, Inc., Ingram Micro Inc., Tech Data Corporation, and Synnex Corporation. We have over 50 distribution partners throughout Europe and Asia. We sell through a two-tier distribution model where distributors sells our products to system integrators, VARs or DMRs, who in turn sell to end users. We support these distribution partners through our dedicated field sales force and field engineers. In 2015, no distribution partner accounted for more than 10% of net revenue.

•
Reseller channel — Our worldwide reseller channel includes systems integrators, VARs and DMRs. Our resellers may package our products as part of complete application and desktop virtualization solutions data processing systems or with other storage devices to deliver complete enterprise IT infrastructure solutions. Our resellers also recommend our products as replacement solutions when systems are upgraded, or bundle our products with storage management software specific to the end user’s system. We support the reseller channel through its dedicated field sales representatives, field engineers and technical support organizations.

•
Cloud Marketplace — In 2015, we added Microsoft Azure Cloud Marketplace as an additional channel for two of our cloud solutions to sell to end-users directly as well as to our traditional channel partners. With the pay per use model, supported through the Microsoft Azure Cloud, our customers now can accelerate their adoption of cloud based application and data delivery.

Production and Service
A significant number of our components and finished products are manufactured or assembled, in whole or in part, by a limited number of third parties. For certain products, we control the design process internally and then outsource the manufacturing and assembly in order to achieve lower production costs. For certain RDX® product and SnapServer® products, we perform product assembly, integration and testing at our manufacturing facilities in Guangzhou, China.
Customer service and support is provided by our technical support staff, who are trained to assist our customers with deployment and compatibility for any combination of hardware platforms, operating systems and backup, data interchange, and storage management software. Our application engineers assist with more complex customer issues. We maintain global toll-free service and support phone lines and we also provide self-service and support through our website support portal and email.
Specialized Skill and Knowledge
Various aspects of our virtualization technology and data management business require specialized skills and knowledge, including skills and knowledge in the areas of software development, research and development, product marketing, managing third party manufacturing and engineering. We have highly qualified personnel on staff to support these activities in our lines of business and we maintain a recruitment and training program in order to attract and retain specialized skills and knowledge in the organization. However, it is possible that delays and increased costs may be experienced by us in locating and/or retaining skilled and knowledgeable employees.
Competitive Conditions
We believe that our products are unique and innovative and afford us various advantages in the market place; however, the worldwide market for IT is highly competitive. Competitors vary in size from small start-ups to large multi-national corporations which may have substantially greater financial, research and development, and marketing resources. Competitive factors in these markets include performance, functionality, scalability, availability, interoperability, connectivity, time to market enhancements, and total cost of ownership. Barriers to entry vary from low, such as those in traditional disk-based backup products, to high, in tape automation and virtualization software. The markets for all of our products are characterized by price competition and as such we may face price pressure for its products. For a more detailed description of competitive and other risks related to our business, see “Risk Factors.”

New Product Introductions
During 2015, we delivered a new family of application containerization products built on the Glassware containerization technology, strengthened our Snap family of enterprise storage solutions, and updated our data retention products with several enhancements. In addition, we further expanded our portfolio by releasing new cloud based solutions on Microsoft Azure Cloud. The offerings include the G-Series Cloud powered by Glassware, and SnapCLOUD™ powered by GuardianOS®. Revenue from these new product introductions were not material in 2015.
G-Series Appliance and G-Series Cloud powered by Glassware
The G-Series appliance powered by Glassware containerization technology simplifies Windows® application migration and enables access from any device including Macintosh, Windows®, iOS, Chromebook, and Android. The G-Series appliance is optimized for simplicity, flexibility and scalability. Through Glassware, a Microsoft Windows® based container technology, organizations looking to migrate applications to the cloud can quickly deploy a complete solution for virtualizing 16-bit, 32-bit, or 64-bit applications with their native functionality intact. For the provisioning of 16-bit application to G-Series appliances, users will often require the skills to package the application, or can contract professional services from the Company or one of our certified system integrators. End users can access the containerized applications from any cloud connected device (iOS, Android or Windows®), through a lightweight downloadable app or simply from a browser. The G-Series eliminates the complex tasks of designing, implementing, and maintaining application hosting environments and provides breakthrough application session density and scale compared to traditional hypervisor-based virtualization solutions.
G-Series Cloud, is our latest product to utilize Glassware, which eliminates the complex task of designing, implementing, and maintaining application-hosting environments, and provides application session density and scale. G-Series Cloud is pre-configured and can be deployed in just minutes. It has a simple user interface to allow for administrators to quickly deploy applications, integrate with existing workflow and enable a mobile workforce.
Virtual Desktop Management Software
The DCO provides a simple user-friendly interface for managing virtual desktop pools on Sphere 3D’s V3® Hyper-Converged Appliances for virtualized desktop infrastructures, allowing desktop administrators to quickly create, move, delete and manage desktop pools without requiring extensive knowledge of a VMWare environment. DCO presents on its centralized console, the key tasks that a desktop administrator would need from the underlying system infrastructure built with VMware® View, vCenter, and vSphere. Its key features include: (i) desktop cloud infrastructure dashboard, which provides status of key attributes of the virtual environment; (ii) optimized desktop allocation, which enables pool migration across network resources; (iii) pool management, which allows simplified pool creation and management; and (iv) diagnostics, which provide information about vital performance indicators such as BIOS, processor, memory, temperature and fan status and log file downloading capabilities.
Software-Defined Storage
In 2015, we expanded our software-defined storage offering with the delivery of SnapCLOUD™ on Microsoft Azure Cloud. SnapCLOUD™, when deployed along with SnapServer and SnapScale storage appliances, enables hybrid cloud data management capabilities with the same set of features and operational workflow between on-premise storage and cloud storage. SnapCLOUD™ is an enterprise-class virtual storage platform that gives customers access to unlimited storage in the Microsoft Azure Cloud while maintaining full compatibility with their existing SnapServer® and SnapScale® enterprise storage deployments. This interoperability between on-premises and cloud deployments makes it possible for current SnapServer® and SnapScale® customers to have a SnapCLOUD™ instance integrated into their current infrastructure in minutes, enabling hybrid cloud models almost instantaneously.
Our GuardianOS® storage software is designed for the SnapServer® family of enterprise-grade network attached storage (“NAS”) systems and delivers simplified data management and consolidation throughout distributed IT environments by combining cross-platform file sharing with block-level data access on a single system. The flexibility and scalability of GuardianOS® reduces the total cost of ownership of storage infrastructures for small and medium businesses to large Fortune 500 enterprises. In addition to a unified storage architecture, GuardianOS® offers highly differentiated data integrity and storage scalability through features such as DynamicRAID®, centralized storage management, and a comprehensive suite of data protection tools.
Our RAINcloud® OS storage software is designed for our SnapScale® series of clustered scale-out data storage solutions that are optimized for cloud and distributed enterprise environments. The software includes software-defined storage services that automatically execute data management and data protection operations without requiring manual intervention. RAINcloud® OS includes the patented Peer Set Protection Technology designed to solve key scalability issues that plague the traditional RAID and replication approach. Peer Sets give SnapScale® the ability to both scale up heterogeneously (add drives of higher capacity to an existing system without affecting existing data) and scale out (add storage unit nodes to a deployment and expand the existing namespace).
The Snap family of products, SnapCLOUD™, SnapScale® and SnapServer®, have integrated data mobility tools to enable customers to build private clouds for sharing and synchronizing data for anytime, anywhere access.
Our Snap Enterprise Data Replicator® (“Snap EDR”) provides multi-directional, WAN-optimized replication for SnapServer® and SnapScale® systems. With Snap EDR, administrators can automatically replicate data between multiple SnapServer® systems for data distribution, data consolidation, and disaster recovery. In 2015, we released parallel replication engine technology for data replication between Snap family storage products.
Our AccuGuard® is a powerful Windows-based backup and recovery data protection software designed to be used with our RDX® QuikStor and QuikStation removable-disk solutions. AccuGuard® is an easy-to-deploy solution that is designed to protect Windows® servers and desktops on physical machines and in virtual environments. AccuGuard® delivers reliable, automated schedule based backup and recovery utilizing a powerful deduplication engine.
Components
We purchase disk drives, tape drives, chassis, printed circuit boards, integrated circuits, and other major components from outside suppliers. We carefully select suppliers based on their ability to provide quality parts and components which meet technical specifications and volume requirements. We actively monitor these suppliers but we are subject to substantial risks associated with the performance of our suppliers. For certain components, we qualify only a single source, which magnifies the risk of shortages and may decreases our ability to negotiate with that supplier. For a more detailed description of risks related to suppliers, see “Risk Factors”.
Intellectual Property
We 3D rely on a combination of patents, trademarks, trade secret and copyright laws, as well as contractual restrictions, to protect the proprietary aspects of our products and services. Although every effort is made to protect Sphere 3D’s intellectual property, these legal protections may only afford limited protection.
We may continue to file for patents regarding various aspects of our products, services and delivery method at a later date depending on the costs and timing associated with such filings. We may make investments to further strengthen our copyright protection going forward, although no assurances can be given that it will be successful in such patent and trademark protection endeavours. We seek to limit disclosure of our intellectual property by requiring employees, consultants, and partners with access to our proprietary information to execute confidentiality agreements and non-competition agreements (when applicable) and by restricting access to our proprietary information. Due to rapid technological change, we believe that factors such as the expertise, technological, and creative skills of our personnel, as well as new services and enhancements to our existing services, are more important to establish and maintain an industry and technology advantage than other available legal protections.
Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of the U.S. or Canada. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar services or products. Any failure by us to adequately protect our intellectual property could have a material adverse effect on our business, operating results and financial condition. See “Risks Related to Intellectual Property” under the heading “Risk Factors”.
Seasonality
Since a large portion of our sales is generated by our European channel, our third quarter (July through September) results of operations have been in the past and may continue to be impacted by seasonally slow European orders, reflecting the summer holiday period in Europe.
Employees
Sphere 3D had 429 employees at December 31, 2015.
Foreign Currency Risk
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

RISK FACTORS
An investment in our Company involves a high degree of risk. Each of the following risk factors in evaluating our business and prospects as well as an investment in our Company should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed and the trading price of our common stock could decline.
Risks Related to our Business
If we are unable to generate sufficient cash from operations or raise additional financing, we may be unable to fund our operations.
We require sufficient cash from operations together with cash from debt, equity, or equity based financing to fund our operations as currently conducted. Our available cash and cash equivalents was $8.7 million and our outstanding indebtedness was $36.9 million as of December 31, 2015. Cash forecasts and capital requirements are subject to change as a result of a variety of risks and uncertainties. Cash from operations can change as a result of a variety of factors including changes in sales levels, unexpected increases in product costs, increases in operating costs, and changes to the historical timing of collecting accounts receivable. In addition, we expect to continue to need to raise debt, equity, and equity-linked financing in the near future, but such financing may not be available on favorable terms on a timely basis or at all. If we are unable to generate sufficient cash from operations or financing sources, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or possibly seek bankruptcy protection, which would have a material adverse effect on our business, results of operations, financial position and liquidity.
Our cash and other sources of liquidity may not be adequate to fund our operations for the next 12 months. If we raise additional funding through sales of equity or equity-based securities, your shares will be diluted. If we need additional funding for operations and we are unable to raise it, we may be forced to liquidate assets and/or curtail or cease operations.
We have projected that cash on hand, available borrowings under our credit facility may not be sufficient to allow us to continue operations for the next 12 months. Significant changes from our current forecasts, including, but not limited to: (i) shortfalls from projected sales levels, (ii) unexpected increases in product costs, (iii) increases in operating costs, (iv) changes to the historical timing of collecting accounts receivable and/or (v) failure to secure additional capital under our credit facility or to secure additional debt or equity financing could have a material adverse impact on our ability to operate our business or to access the level of funding necessary to continue operations at current levels. If any of these events occur, we may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail planned programs. Any of these actions could materially harm our business, and/or results of operations and future prospects.
We may seek debt, equity, or equity-based financing when market conditions permit. Such financing may not be available on favorable terms, or at all. If we need additional funding for operations and are unable to raise it through debt or equity financings, we may be forced to liquidate assets and/or curtail or cease operations. If we raise additional funds by selling additional shares of our capital stock, or securities convertible into shares of our capital stock, the ownership interest of our existing shareholders will be diluted. The amount of dilution could be increased by the issuance of warrants or securities with other dilutive characteristics, such as anti-dilution clauses or price resets.
We urge you to review the additional information about our liquidity and capital resources in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this report. If our business ceases to continue as a going concern due to lack of available capital or otherwise, it could have a material adverse effect on our business, results of operations, financial position, and liquidity.

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
We have a limited operating history and a history of net losses. We may not achieve or maintain profitability.
Sphere 3D has only recently moved from being a development stage company to commercial operations. As such, we have a limited operating history and limited non-recurring revenues derived from operations. Significant expenditures have been focused on research and development to create the Glassware 2.0® (“Glassware”) product offering. Sphere 3D’s near-term focus has been in actively developing reference accounts and building sales, marketing and support capabilities. Overland, which we acquired in December 2014, also has a history of net losses since fiscal 2006. We expect to continue to incur net losses and we may not achieve or maintain profitability. We may see continued losses during 2016 and as a result of these and other factors, we may not be able to achieve, sustain or increase profitability in the near future.
Even after the Overland acquisition, Sphere 3D is subject to many risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources, technology, and market acceptance issues. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of our stage of operations.
Our plans for growth will place significant demands upon our resources. If we are unsuccessful in achieving our plan for growth, our business could be harmed.
We are actively pursuing a plan to market our products throughout Canada, the U.S. and internationally. The plan will place significant demands upon managerial, financial, and human resources. Our ability to manage future growth will depend in large part upon a number of factors, including our ability to rapidly:

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
The technology industry is very dynamic, with new technology and services being introduced by a range of players, from larger established companies to start-ups, on a frequent basis. Our competitors may announce new products, services, or enhancements that better meet the needs of end-users or changing industry standards. Further, new competitors or alliances among competitors could emerge. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations.
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
As a result of the acquisition of Overland, we expect to derive a portion of our revenue from products that use magnetic tape drives for backup and recovery of digital data. Our tape-based storage solutions now compete directly with other storage technologies, such as hard disk drives, and may face competition in the future from other emerging technologies. The prices of hard disk drives continue to decrease as their capacity and performance increase. We expect our tape-based products to face increased competition from these alternative technologies and come under increasing pricing pressure. If our strategy to compete in disk-based markets does not succeed, it could have a material adverse effect on our business, results of operations, financial position and liquidity.
Our management team continually reviews and evaluates our product portfolio, operating structure, and markets to assess the future viability of our existing products and market positions. We may determine that the infrastructure and expenses necessary to sustain an existing product offering are greater than the potential contribution margin that we would realize. As a result, we may determine that it is in our best interest to exit or divest one or more existing product offerings, which could result in costs incurred for exit or disposal activities and/or impairments of long-lived assets. Moreover, if we do not identify other opportunities to replace discontinued products or operations, our revenues would decline, which could lead to further net losses and adversely impact the market price of our common stock.
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
We have granted security interests over certain of our assets in connection with our credit facility and other indebtedness, and we may grant additional security interests to secure future borrowings. If we are unable to satisfy our obligations under these arrangements, we could be forced to sell certain assets that secure these loans, which could have a material adverse effect on our ability to operate our business. In the event we are unable to maintain compliance with covenants set forth in these arrangements or if these arrangements are otherwise terminated for any reason, it could have a material adverse effect on our ability to access the level of funding necessary to continue operations at current levels. If any of these events occur, management may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects.
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
Our success depends on the retention and maintenance of key personnel, including members of senior management and our technical, sales and marketing teams, including personnel who joined Sphere 3D in connection with the Overland acquisition. Achieving this objective may be difficult due to many factors, including competition for such highly skilled personnel; fluctuations in global economic and industry conditions; changes in our management or leadership; competitors’ hiring practices; and the effectiveness of our compensation programs. The loss of any of these key persons could have a material adverse effect on our business, financial condition or results of operations. Additionally, prior to our acquisition of Overland, Overland experienced a prolonged period of operating losses and declines in its cash position, which affected Overland’s employee morale and retention and may continue to affect the morale and retention of our employees. Our success is also dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified management, technical, sales and marketing personnel. Any such new hire may require a significant transition period prior to making a meaningful contribution. Competition for qualified employees is particularly intense in the technology industry, and we have in the past experienced difficulty recruiting qualified employees. Our failure to attract and to retain the necessary qualified personnel could seriously harm our operating results and financial condition. Competition for such personnel can be intense, and no assurance can be provided that we will be able to attract or retain highly qualified technical and managerial personnel in the future, which may have a material adverse effect on our future growth and profitability. We do not have key man insurance.
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

Our customers may cancel or delay purchase orders for a variety of reasons, including, but not limited to, the rescheduling of new product introductions, changes in our customers’ inventory practices or forecasted demand, general economic conditions affecting our customers’ markets, changes in our pricing or the pricing of our competitors, new product announcements by us or others, quality or reliability problems related to our products, or selection of competitive products as alternate sources of supply. In particular, our ability to forecast sales to distributors, VARs and DMRs is especially limited because these customers typically provide us with relatively short order lead times or are permitted to change orders on short notice. Because a large portion of our sales is generated by our European channel, our third quarter (July through September) results of operations have been in the past and may be in the future impacted by seasonally slow European orders, reflecting the summer holiday period in Europe.
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
Our plans for implementing our business strategy and achieving profitability are based upon the experience, judgment and assumptions of our key management personnel, and available information concerning the communications and technology industries. If management’s assumptions prove to be incorrect, it could have a material adverse effect on our business, financial condition or results of operations.
We are subject to exchange rate risk in connection with our international operations.
A substantial portion of our revenue is earned in U.S. dollars and Euros. Fluctuations in the exchange rate between the U.S. dollar and other currencies, may have a material adverse effect on our business, financial condition and operating results. Further, our sales in international markets are denominated in U.S. dollars as well as local currency. Our wholly-owned subsidiaries in Canada, Europe and Asia incur costs that are denominated in local currencies. As exchange rates vary, these results when translated into U.S. dollars may vary from expectations and adversely impact overall expected results. A weaker U.S. dollar would result in an increase to revenue and expenses upon consolidation, and a stronger U.S. dollar would result in a decrease to revenue and expenses upon consolidation. There can be no assurances that we will prove successful in our effort to manage currency risk, which may adversely impact our operating results.
We rely on indirect sales channels to market and sell our branded products. Therefore, the loss of, or deterioration in, our relationship with one or more of our distributors or resellers could negatively affect our operating results.
We have relationships with third party resellers, OEMs, system integrators and enterprise application providers that facilitate our ability to sell and implement our products. These business relationships are important to extend the geographic reach and customer penetration of our sales force and ensure that our products are compatible with customer network infrastructures and with third party products. Further, we sell all of our Overland branded products through our network of distributors, VARs, and DMRs, who in turn sell our products to end users.
We believe that our success depends, in part, on our ability to develop and maintain strategic relationships with resellers, independent software vendors, OEMs, system integrators, and enterprise application providers. Should any of these third parties go out of business, or choose not to work with us, we may be forced to increase the development of those capabilities internally, incurring significant expense and adversely affecting operating margins. Any of these third parties may develop relationships with other companies, including those that develop and sell products that compete with ours. We could lose sales opportunities if we fail to work effectively with these parties or they choose not to work with us. Most of our distributors and resellers also carry competing product lines that they may promote over our products. A distributor or reseller might not continue to purchase our products or market them effectively, and each determines the type and amount of our products that it will purchase from us and the pricing of the products that it sells to end user customers. Further, the long-term success of any of our distributors or resellers is difficult to predict, and we have no purchase commitments or long-term orders from any of them to assure us of any baseline sales through these channels.

Therefore, the loss of, or deterioration in, our relationship with one or more of our distributors or resellers could negatively affect our operating results. Our operating results could also be adversely affected by a number of factors, including, but not limited to:

•	a change in competitive strategy that adversely affects a distributor’s or reseller’s willingness or ability to stock and distribute our products;

•	the reduction, delay or cancellation of orders or the return of a significant amount of our products;

•	the loss of one or more of our distributors or resellers; and

•	any financial difficulties of our distributors or resellers that result in their inability to pay amounts owed to us.
If our suppliers fail to meet our manufacturing needs, it would delay our production and our product shipments to customers and this could negatively affect our operations.
Some of our products have a large number of components and subassemblies produced by outside suppliers. We depend greatly on these suppliers for items that are essential to the manufacture of our products, including tape drives and printed circuit boards. We work closely with our regional, national and international suppliers, which are carefully selected based on their ability to provide quality parts and components that meet both our technical specifications and volume requirements. For certain items, we qualify only a single source, which magnifies the risk of shortages and decreases our ability to negotiate with that supplier on the basis of price. From time to time, we have in the past been unable to obtain as many drives as have needed due to drive shortages or quality issues from certain of our suppliers. If these suppliers fail to meet our manufacturing needs, it would delay our production and our product shipments to customers and negatively affect our operations.
Our international operations are important to our business and involve unique risks related to financial, political, and economic conditions.
We expect sales to customers outside of the U.S. to represent a significant portion of our total sales in the future and we may be subject to additional risks associated with doing business in foreign countries. Our future results could be materially adversely affected by a variety of political, economic or other factors relating to our operations outside the U.S., any or all of which could have a material adverse effect on our operating results and financial condition. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers, ongoing business risks may result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability. In doing business in foreign countries we may also be subject to such risks, including, but not limited to, the following:

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
Furthermore, future changes to U.S. tax laws could materially adversely affect Sphere 3D. Under current law, Sphere 3D is expected to be treated as a foreign corporation for U.S. federal income tax purposes. However, changes to the rules in Section 7874 of the Code or the Treasury regulations promulgated thereunder or other guidance issued by the Treasury or the Internal Revenue Service (“IRS”) could adversely affect Sphere 3D’s status as a foreign corporation for U.S. federal income tax purposes, and any such changes could have prospective or retroactive application. On May 20, 2014, Senator Carl Levin and Representative Sander M. Levin introduced the Stop Corporate Inversions Act of 2014 (the “Inversion Bill”) in the Senate and the House of Representatives, respectively. Similar legislation was introduced by Senator Dick Durbin and Representative Sander M. Levin on January 20, 2015. In its current form, the Inversion Bill would treat Sphere 3D as a U.S. corporation if the management and control of the expanded affiliated group which includes Sphere 3D occurs, directly or indirectly, primarily within the U.S. and the expanded affiliated group has significant U.S. business activities. If enacted, the Inversion Bill would apply to taxable years ending after May 8, 2014. Because certain members of Sphere 3D’s senior management team reside in the U.S., and are expected to continue to reside in the U.S., Sphere 3D could be treated as a U.S. corporation if the Inversion Bill becomes law.

If our common stock is delisted from NASDAQ, our business, financial condition, results of operations and stock price could be adversely affected, and the liquidity of our stock and our ability to obtain financing could be impaired.
Maintaining the listing of our common stock on the NASDAQ Global Market requires that we comply with certain listing requirements. If our common stock ceases to be listed for trading on NASDAQ for any reason, it may harm our stock price, increase the volatility of our stock price, decrease the level of trading activity and make it more difficult for investors to buy or sell shares of our common stock. Our failure to maintain a listing on NASDAQ may constitute an event of default under our outstanding indebtedness as well as any future indebtedness, which would accelerate the maturity date of such debt or trigger other obligations. In addition, certain institutional investors that are not permitted to own securities of non-listed companies may be required to sell their shares, which would adversely affect the trading price of our common stock. If we are not listed on NASDAQ, we will be limited in our ability to raise additional capital we may need.
We have made a number of acquisitions in the past and we may make acquisitions in the future. Our ability to identify complementary assets, products or businesses for acquisition and successfully integrate them could affect our business, financial condition and operating results.
In the future, we may continue to pursue acquisitions of assets, products or businesses that we believe are complementary to our existing business and/or to enhance our market position or expand our product portfolio. There is a risk that we will not be able to identify suitable acquisition candidates available for sale at reasonable prices, complete any acquisition, or successfully integrate any acquired product or business into our operations. We are likely to face competition for acquisition candidates from other parties including those that have substantially greater available resources. Acquisitions may involve a number of other risks, including:

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
Since our acquisition of the Overland business, we have been implementing certain cost reduction efforts, which we intend to continue. There can be no assurance that these cost reduction efforts will be successful. As a result, we may need to implement further cost reduction efforts across our operations, such as further reductions in the cost of our workforce and/or suspending or curtailing planned programs, either of which could materially harm our business, results of operations and future prospects.

Risks Related to Intellectual Property
Our ability to compete depends in part on our ability to protect our intellectual property rights.
Our success depends in part on our ability to protect our rights in our intellectual property. We rely on various intellectual property protections, including copyright, trade-mark and trade secret laws and contractual provisions, to preserve our intellectual property rights. We have filed a number of patent applications and have historically protected our intellectual property through trade secrets and copyrights. As our technology is evolving and rapidly changing, current intellectual property rights may not adequately protect us.
Intellectual property rights may not prevent competitors from developing products that are substantially equivalent or superior to our products. Competitors may independently develop similar products, duplicate our products or, if patents are issued to us, design around these patents. To the extent that we have or obtain patents, such patents may not afford meaningful protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or declared unenforceable. The patents that are material to our business will begin to expire in November 2015. In addition, our current or future patent applications may not result in the issuance of patents in the U.S. or foreign countries.
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
 Further, our customers may use our products in ways that may infringe the intellectual property rights or third parties and/or require a license from third parties.  Although our customers are contractually obligated to use our products only in a manner that does not infringe third party intellectual property rights, we cannot guarantee that such third parties will not seek remedies against us for providing products that may enable our customers to infringe the intellectual property rights of others.
In addition, we may receive in the future, claims from third parties asserting infringement, claims based on indemnities provided by us, and other related claims. Litigation may be necessary to determine the scope, enforceability and validity of third party proprietary or other rights, or to establish our proprietary or other rights. Furthermore, despite precautions, it may be possible for third parties to obtain and use our intellectual property without our authorization. Policing unauthorized use of intellectual property is difficult, and some foreign laws do not protect proprietary rights to the same extent as the laws of Canada or the U.S. To protect our intellectual property, we may become involved in litigation. In addition, other companies may initiate similar proceedings against us. The patent position of information technology firms in particular is highly uncertain, involves complex legal and factual questions, and continues to be the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under information technology patents.
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
Sphere 3D is subject to reporting and other obligations under applicable Canadian securities laws, SEC rules and the rules of the NASDAQ Global Market. These reporting and other obligations, including National Instrument 52-102 - Continuous Disclosure Obligations and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, place significant demands on our management, administrative, operational and accounting resources. Moreover, any failure to maintain effective internal controls could cause us to fail to meet our reporting obligations or result in material misstatements in our consolidated financial statements. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially harmed, which could also cause investors to lose confidence in our reported financial information, which could result in a lower trading price of our common shares.
Management does not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that its objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error, or fraud may occur and not be detected.
In addition to these reporting requirements, additional reporting requirements may apply if Sphere 3D loses its status as a Foreign Private Issuer under the U.S. Securities Exchange Act of 1934. Sphere 3D is considered a “foreign private issuer” under the rules of the SEC. As a result, Sphere 3D is subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Sphere 3D is required to file its annual report on Form 20-F with the SEC within three months of its fiscal year end, or Form 40-F, if applicable, with the SEC at the time it files its annual information form with the applicable Canadian Securities Regulatory authorities. In addition, Sphere 3D must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Sphere 3D in Canada or filed with the NASDAQ Global Market and which was made public by the

NASDAQ Global Market, or regarding information distributed or required to be distributed by Sphere 3D to its shareholders. Moreover, Sphere 3D is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies (or foreign companies that do not qualify as “foreign private issuers”) whose securities are registered under the Exchange Act. Sphere 3D is not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, Sphere 3D’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Sphere 3D common shares. If Sphere 3D loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States. Sphere 3D does, however, file quarterly financial information under Canadian periodic reporting requirements for public corporations, which is accessible through the Internet at www.sedar.com, and will furnish such quarterly financial information to the SEC under cover of Form 6-K, which is available at www.sec.gov. Insiders of Sphere 3D are generally required to disclose their trading in Sphere 3D shares within 5 days of the date of the trade and these trading activity reports can be accessed through the Internet at www.sedi.ca.
Sphere 3D is an “emerging growth company” as defined in the Jumpstart Our Business Startups (“JOBS”) Act, enacted on April 5, 2012, and Sphere 3D will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which Sphere 3D has total annual gross revenues of $1.0 billion or more; (b) the last day of the fiscal year of Sphere 3D following the fifth anniversary of the date of the first sale of common equity securities of Sphere 3D pursuant to an effective registration statement under the Securities Act; (c) the date on which Sphere 3D has, during the previous three-year period, issued more than $1.0 billion in nonconvertible debt; or (d) the date on which Sphere 3D is deemed to be a ‘large accelerated filer’.
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
Sphere 3D is and will remain through December 31, 2016, an “emerging growth company” within the meaning under the JOBS Act, and until Sphere 3D ceases to be an emerging growth company Sphere 3D may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the SOA. Investors may find our common stock less attractive because Sphere 3D relies on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
We may be treated as a Passive Foreign Investment Company.
There is also an ongoing risk that Sphere 3D may be treated as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes. A non-U.S. corporation generally will be considered to be a PFIC for any taxable year in which 75 percent or more of its gross income is passive income, or 50 percent or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). This determination is highly factual, and will depend upon, among other things, Sphere 3D’s market valuation and future financial performance. Sphere 3D believes that it was classified as a PFIC during the tax year ended December 31, 2013. However, based on current business plans and financial expectations, Sphere 3D expects that it will not be a PFIC for its current tax year ending December 31, 2014 and 2015, as well as current business plans and financial expectations, Sphere 3D expects that it will not be a PFIC for its current tax year ending December 31, 2016 and for the foreseeable future. If Sphere 3D were to be classified as a PFIC for any future taxable year, holders of Sphere 3D common shares who are U.S. taxpayers would be subject to adverse U.S. federal income tax consequences.
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
Risks Related to the Integration of Overland into Sphere 3D’s Business
Overland’s ongoing integration may also affect our operations by disrupting our ongoing business, causing the loss of customers, clients or strategic alliances, or by causing a failure to manage expanded operations.
In order to achieve the benefits of the acquisition of Overland, we must successfully retain staff, consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner, and realize the anticipated growth opportunities from combining Overland’s business and operations with those of Sphere 3D. Although the existing corporate management team of Overland is employed by Sphere 3D following the closing of the merger, the continuing integration of Overland requires the dedication of management effort, time and resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters.
Further, the integration process may result in the disruption of ongoing business and customer relationships that may adversely affect our ability to achieve the anticipated benefits of the merger. In addition, we do not have an established and profitable history of integrating acquisitions. Potential difficulties we may encounter as part of the integration process include the following:

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

•
complexities associated with managing the combined businesses, including difficulty addressing possible differences in corporate cultures and management philosophies and the challenge of integrating complex systems, technology, networks, and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, clients, employees, lenders, and other constituencies; and

•	challenges in obtaining sufficient capital and liquidity to achieve the business plan.
Expanded operations could also present a problem for our management. As a result of the merger, the size of our business has increased significantly. Our future success depends, in part, upon our ability to manage this expanded business, which poses substantial challenges such as challenges related to the management and monitoring of new operations, significantly increased foreign operations, and associated increased costs and complexity. There can be no assurances that we will be successful in managing these risks.
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
DESCRIPTION OF CAPITAL STRUCTURE
The authorized share capital of the Company consists of an unlimited number of common shares. As of December 31, 2015, 45,198,283 common shares were issued and outstanding.
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
Governance
NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities equaling 20% or more of the company’s common stock or voting power for less than the greater of market, or book value or in transactions which will result in a “change of control” of the Company. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers like Sphere 3D to follow their home country practice rather than this shareholder approval requirement. Sphere 3D, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Sphere 3D relied upon this exemption in connection with the integrated offerings of common shares and warrants to purchase common shares consummated in September, October, and December 2015, and in connection with the warrant exchange in March 2016.
Share Capital
There are no limitations on the rights to own Sphere 3D’s securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on Sphere 3D’s common shares imposed by Canadian law or by the charter or other constituent document of the company. As of March 7, 2016, approximately 42% of the common shares were held by residents of the U.S. and there were 12 holders of record in the U.S. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities. Additionally, within the past five years, more than 10% of our capital stock was paid for with assets other than cash.
MARKET FOR SECURITIES
Our common shares are listed and posted for trading on the NASDAQ under the trading symbol “ANY”.
The monthly price ranges and volumes of trading of the outstanding common shares as reported by the NASDAQ (OTCQX) during 2015 are set forth in the following table:

Period	High	Low	Volume
January	$6.00	$3.60	2,865,075
February	$4.88	$3.35	4,984,417
March	$7.49	$3.52	8,449,002
April	$4.70	$2.98	10,514,630
May	$4.59	$3.11	9,423,695
June	$5.46	$3.60	6,376,637
July	$5.73	$4.60	6,219,311
August	$4.96	$2.22	11,982,008
September	$2.93	$1.66	5,518,751
October	$3.80	$1.95	7,519,409
November	$2.78	$1.68	5,281,274
December	$1.94	$1.30	7,401,381

Prior Sales

Date	Type of Issuance	Number	Price of Issuance
February 2015	Warrants	100,000	$4.50
March 2015	Warrants	100,000	$7.21
March 2015	Warrants	100,000	$5.02
May 2015	Common Shares	1,591,250	$3.20
May 2015	Warrants	1,591,250	$4.00
June 2015	Common Shares	30,000	$3.20
June 2015	Warrants	30,000	$4.00
June 2015	Common Shares	157,872	$4.90
August 2015	Common Shares	1,529,126	$4.02
August 2015	Common Shares	606,060	$3.30
August 2015	Warrants	606,060	$2.33	(1)
August 2015	Warrants	250,000	$0.01
September 2015	Common Shares	1,072,961	$2.33
September 2015	Common Shares	252,308	$0.00
September 2015	Warrants	252,308	$2.33
September 2015	Warrants	268,240	$2.33
September 2015	Warrants	177,039	$0.01
October 2015	Common Shares	345,000	$2.33
October 2015	Warrants	86,250	$2.33
October 2015	Warrants	56,925	$0.01
December 2015	Common Shares	2,527,500	$2.00
December 2015	Warrants	2,527,500	$2.50
December 2015	Warrants	1,297,435	$2.33
December 2015	Common Shares	510,590	$1.54
December 2015	Warrants	500,000	$1.54
December 2015	Common Shares	141,631	$0.00
December 2015	Warrants	141,631	$0.01
__________

(1)	In September 2015, the exercise price of the warrant was adjusted from $3.30 to $2.33 in conjunction with the price protection clause in the agreement.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER
Escrowed Shares
Certain common shares were subject to escrow in accordance with TSXV policies. There were two separate escrow agreements in place which were subject to different rates of release. The following table summarizes the common shares that were issued by the Company:

	Surplus Share Escrow		Value Share Escrow		Total
	Number	%	Number	%	Number	%
Balance at December 31, 2013	3,724,000	80	2,583,751	60	6,307,751	70
Released June 27, 2014	465,500	10	645,937	15	1,111,437	13
Released December 27, 2014	698,250	15	645,938	15	1,344,188	15
Balance at December 31, 2014	2,560,250	55	1,291,876	30	3,852,126	42
Released June 27, 2015	698,250	15	645,938	15	1,344,188	15
Released December 27, 2015	1,862,000	40	645,938	15	2,507,938	27
Total subject to escrow at December 31, 2015	—	—	—	—	—	—
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
As of the date hereof, the directors and executive officers of the Company collectively beneficially own, directly or indirectly, or exercise control and direction over 3,887,622 common shares representing, in the aggregate approximately 8.6% of the issued and outstanding common shares, calculated on a fully diluted basis.

Name, Position and Province/State and Country of Residence	Director Since	Principal Occupation During the Five Preceding Years
Peter Ashkin(2)(3)(4)(5) Director California, United States	January 16, 2012(1)	Managing Partner, Baker, Cook and Constable LLC (formerly Peter Ashkin Consulting)

Mario Biasini Director Ontario, Canada	October 21, 2009(1)	Founder and President, Promotion Depot, Inc. Former President, Sphere 3D

Daniel J. Bordessa(2)(3) Director Cayman Islands, British Overseas Territories	December 1, 2014	Partner, Cyrus Capital Partners, L.P.

Glenn M. Bowman(2)(3)(4)(5) Director Ontario, Canada	January 16, 2012(1)	Managing Director, CCC Investment Banking Former Managing Partner, Capital Canada Limited

Eric L. Kelly Chief Executive Officer, Chairman and Director California, United States	July 15, 2013	Chief Executive Officer, Sphere 3D Former President and Chief Executive Officer, Overland Storage, Inc.

Vivekanand Mahadevan(2)(4)(5) Director California, United States	December 1, 2014	Chief Executive Officer, Dev Solutions, Inc. Former Chief Strategy Officer, NetApp

Peter Tassiopoulos President, Vice Chairman and Director Ontario, Canada	March 7, 2014	President, Sphere 3D Former Chief Executive Officer, Sphere 3D Former Independent Consultant

Kurt L. Kalbfleisch Senior Vice President and Chief Financial Officer California, United States	N/A	Senior Vice President and Chief Financial Officer, Sphere 3D Former Senior Vice President and Chief Financial Officer, Overland Storage, Inc.

Randall T. Gast Senior Vice President and Chief Operating Officer California, United States	N/A	Senior Vice President and Chief Operating Officer, Sphere 3D Former Senior Vice President and Chief Operating Officer, Overland Storage, Inc.
__________

(1)	Includes period as Director of the predecessor company, Sphere 3D Inc.

(2)	Independent director. See “Audit Committee - Audit Committee Composition”.

(3)	Member of Audit Committee.

(4)	Member of Compensation Committee.

(5)	Member of the Nominating and Governance Committee.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
Corporate Cease Trade Orders
No director or executive officer of the Company is, as of the date of this AIF, or within 10 years before the date of this AIF was a director, chief executive officer, or chief financial officer of any company, that:

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

Glenn M. Bowman - Chairman
Mr. Bowman is a current member of the Board and serves as the Chairman of the Audit Committee. Mr. Bowman is Managing Director with CCC Investment Banking (“CCC”). Mr. Bowman was Managing Partner with Capital Canada Limited (“Capital Canada”) from 2003 to 2014. Mr. Bowman is a Chartered Accountant and a Fellow of the Institute of Chartered Professional Accountants of Ontario. He served on the Accounting Standards Board of the Canadian Institute of Chartered Accountants from 2002 to 2006. Mr. Bowman’s responsibilities at CCC and Capital Canada include investment banking, financial advisory work, and financial restructuring services. Prior to joining Capital Canada, Mr. Bowman was the President and Director of investment bank Houlihan Lokey Howard & Zukin Canada where he was responsible for managing the Canadian operations, including new business and staff development. Mr. Bowman has extensive experience in a wide range of topics including mergers and acquisitions, private placements of debt and equity, financial restructurings, business and securities valuations, fairness opinions, and preparation and assessment of financial forecasts. Mr. Bowman previously served on the board of directors of Rockcliff Resources Inc., a Canadian resource exploration company, and was a member of its audit committee (2010-2015) the board of directors of WireIE Holdings International Inc. (privately held), a global provider of IP based broadband wireless network solutions, and served as Chairman of Alliance Financing Group Inc. (renamed Stream Ventures Inc.). Mr. Bowman is a Chartered Accountant, Chartered Business Valuator, and Certified Fraud Examiner. He holds a Corporate Finance Qualification from the Canadian Institute of Chartered Accountants. Mr. Bowman is a Graduate from the University of Toronto.
Peter Ashkin
Mr. Ashkin is a current member of the Board and also serves as the Chairman of its Compensation Committee. Mr. Ashkin has been a Managing Partner of Baker, Cook and Constable LLC, a venture capital firm that focuses on investing in, and operating high-tech start-up companies since March 2012 and President of Peter Ashkin Consulting, a consulting agency that focuses on high-tech start-up companies since 2006. Previously, Mr. Ashkin served as President of the Technology Group for CanWest Mediaworks (2004 - 2006), one of Canada’s largest media company at that time, with multiple locations across Canada consisting of newspapers, broadcast television and cable. Prior to CanWest, Mr. Ashkin served as President of Product Strategy for AOL (America Online) (2001 - 2004), the world’s largest Internet provider at that time. Mr. Ashkin also served as Senior Vice President and Chief Technology Officer of Gateway Computer (1998 - 2001) and prior thereto a number of senior and executive management positions at both Toshiba Corporation and Apple. As a result of the various positions he has held and his current consulting and venture capital work, Mr. Ashkin has gained an understanding of accounting principles and the ability to analyze and evaluate the financial statements of the Company. Mr. Ashkin has a Bachelor of Science in Electrical Engineering from Massachusetts Institute of Technology.
Daniel J. Bordessa
Mr. Bordessa is a Partner of Cyrus Capital Partners, L.P. (“Cyrus”) an affiliate of the Company, since March 2005, and was formerly a Managing Director of Cyrus Capital Partners Europe, LLP. Mr. Bordessa has been actively involved in the financial advisory and investment business through equity and debt investments in public and private companies. Mr. Bordessa is responsible for the origination, execution and management of complex financial transactions on behalf of the funds which Cyrus manages. Mr. Bordessa also sits on a number of boards of public and privately held companies in Canada and internationally. Mr. Bordessa holds a M.B.A. from the Schulich School of Business at York University in Toronto and an Honours Bachelor of Commerce from Carleton University in Ontario.
Audit Committee Oversight
At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.
Reliance on Certain Exemptions
At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions in NI 52-110 (de minimis non-audit services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures
The Audit Committee has the authority to pre-approve all non-audit services to be provided to the Company by its independent auditor. All services provided by Moss Adams and Collins Barrow during the years 2015 and 2014, respectively, were pre-approved by the Audit Committee.
External Auditor Service Fees
The aggregate fees incurred by the Company’s current external auditor, Moss Adams, in each of the last two years for audit and other fees are as follows (in thousands):

	2015	2014
Audit fees(1)	$553	$450
Audit related fees(2)	61	13
Tax fees(3)	51	—
All other fees(4)	—	—
	$665	$463
___________________

(1)
Audit fees consist of fees billed for professional services rendered in connection with the audit of our annual consolidated financial statements, which were provided in connection with statutory and regulatory filings or engagements. In 2014, the auditor changed from Collins Barrow to Moss Adams.

(2)
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements, and are not reported under audit fees.

(3)	Tax fees consist of fees billed for professional services rendered for IRS Section 302 net operating loss limitation study.

(4)	All other fees consist of fees for products and services other than the services reported above. There were no such services rendered to us.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
The Company is, from time to time, subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending proceedings will not have a material effect on the Company’s results of operations, financial position or cash flows.
Patent Litigation Funding Agreement
In December 2010, we entered into a litigation funding agreement (the “Funding Agreement”) with Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. (collectively, the “Special Situations Funds”) pursuant to which the Special Situations Funds agreed to fund certain patent litigation brought by the Company. In May 2014, the Special Situations Funds filed a complaint against us in the Supreme Court for New York County, alleging breach of the Funding Agreement. The Special Situations Funds allege that our January 2014 acquisition of Tandberg Data entitled the Special Situation Funds to a $6.0 million payment under the Funding Agreement, and therefore the Company’s refusal to make the payment constitutes a breach of the Funding Agreement by us. In November 2014, the Special Situations Funds amended their complaint to allege that we breached the Funding Agreement’s implied covenant of good faith and fair dealing by settling the patent litigation with BDT in bad faith to avoid a payment obligation under the Funding Agreement.  The Special Situations Funds are seeking $6.0 million in contractual damages as well as costs and fees. We believe the lawsuit to be without merit and intend to vigorously defend against the action. Discovery has closed, and the parties are briefing motions for summary judgment.

Patent Infringement
In June 2012, Overland filed patent infringement lawsuits in the U.S. District Court for the Southern District of California against Spectra Logic Corporation (“Spectra Logic”), based in Boulder, Colorado and Qualstar Corporation (“Qualstar”), based in Simi Valley, California. In the Spectra Logic case, Overland claimed infringement of U.S. Patent Nos. 6,328,766 and 6,353,581. In the Qualstar case, Overland claimed infringement of U.S. Patent No. 6,328,766. In August 2015, Overland and Spectra Logic entered into a settlement agreement to resolve all litigation, and the litigation has now been dismissed. In August 2015, Overland dismissed its claims against Qualstar.
In May 2013, Safe Storage LLC (“Safe Storage”), a Delaware limited liability company, filed a complaint against Overland in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,978,346 by our products. Safe Storage is seeking monetary damages from us and injunctive relief. In January 2015, the Delaware district court entered an order staying Safe Storage’s case against us pending the outcome of a Petition for Inter Partes Review of the claims of U.S. Patent No. 6,978,346 filed by defendants in other Safe Storage litigation (IPR2014-00901). On December 9, 2015, a Final Decision was issued in the Inter Partes Review proceeding finding the challenged claims to be patentable over the cited prior art. Those defendants have the right to appeal the decision to the Court of Appeals for the Federal Circuit. On January 8, 2016, Safe Storage filed an opposed motion to lift the stay in the case. On March 11, 2016, the Court denied the motion and ruled that the stay will remain in place until any appeal of the IPR proceeding is resolved.
Merger
In May 2014, we announced that we had signed an agreement and plan of merger with Overland. Since the merger was announced, four separate putative shareholder class action lawsuits were filed against us, Overland, and all of its directors in the California Superior Court in and for the County of San Diego (the “Court”). Three of the lawsuits also named Cyrus Capital Partners, the majority shareholder of Overland, as a defendant. On June 25, 2014, the Court entered an order providing for the consolidation of all cases relating to Overland’s decision to enter into the merger agreement with Sphere 3D. These cases have been consolidated before a single judge and are referred to as In re Overland Storage Inc., Shareholder Litigation, Lead Case No. 37-2014-00016017-CU-SL-CTL (the “Consolidated Action”). On July 30, 2014, the plaintiffs filed their consolidated amended complaint. The lawsuit alleged breaches of fiduciary duties and conflicts of interest against Overland’s directors relating to the merger process, the terms of the merger agreement, and the consideration to be received by Overland’s shareholders under the terms of the merger agreement. The lawsuit alleged that we and the other defendants aided and abetted the purported breaches of fiduciary duties by Overland’s directors. The relief sought included an injunction prohibiting the consummation of the merger, rescission of the merger to the extent already implemented or rescissory damages, damages, and an award of attorneys’ fees and costs.
On October 13, 2014, the plaintiffs and the defendants entered into a memorandum of understanding (the “Memorandum of Understanding”) to settle the Consolidated Action subject to court approval. The Memorandum of Understanding provided, among other things, for the inclusion of supplemental disclosures in Amendment No. 2 to the Registration Statement on Form F-4 that was filed with the SEC on October 14, 2014. On April 20, 2015, as provided in the Memorandum of Understanding, the plaintiffs and the defendants entered into a stipulation of settlement (the “Stipulation”) to settle the Consolidated Action subject to court approval. The settlement terms in the Stipulation were as had been provided for in the Memorandum of Understanding. On June 26, 2015, the Court preliminarily approved the proposed settlement, and on October 2, 2015, the Court granted final settlement approval and dismissed the litigation as provided for in the settlement.

Other
On April 9, 2015, Imation filed a complaint in Minnesota state court alleging claims for declaratory relief, breach of contract, and tortious interference with contract against Tandberg Data Corp., Tandberg Data Holdings S.a.r.L., Overland Storage, Inc., and Sphere 3D Corp. (collectively “Defendants”) related to Imation’s RDX business. In the lawsuit, Imation accuses Defendants of anticipatory breach of an RDX-related license agreement that Imation entered into with ProStor Systems, Inc. (“ProStor”) in 2006. This lawsuit was dismissed with prejudice on August 11, 2015 in connection with the Company’s purchase of the assets related to the RDX® removable disk product lines and existing related inventory assets from Imation.
In April 2015, we filed a proof of claim in connection with bankruptcy proceedings of V3 Systems, Inc. (“V3”) based on breaches by V3 of the Asset Purchase Agreement entered into between V3 and the Company dated February 11, 2014 (the “APA”). On October 6, 2015, U.S. Dissolution Liquidating Trust (“UD Trust”), the apparent successor to V3, filed a complaint against us and certain of our current and former directors in the U.S. Bankruptcy Court for the District of Utah Central Division objecting to our proof of claim and asserting claims for affirmative relief against us and our directors. This complaint alleges, among other things, that Sphere breached the APA and engaged in certain other actions and/or omissions that caused V3 to be unable to timely sell the Sphere common shares received by V3 pursuant to the APA. The plaintiff seeks, among other things, monetary damages for the loss of the potential earn-out consideration, the value of the common shares held back by us pursuant to the APA and costs and fees. We believe the lawsuit to be without merit and intend to vigorously defend against the action.
On December 23, 2015, we filed a motion seeking to dismiss the majority of the claims asserted by the UD Trust. On  January 13, 2016, we filed a counterclaim against the UD Trust in which we allege that V3 breached numerous provisions of the APA. In addition, we filed a motion seeking to withdraw the reference to the Bankruptcy Court and to instead have this dispute decided by the U.S. District Court for the District of Utah.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Related parties of the Company include the Company’s directors, key management personnel and persons that beneficially own, control or direct, directly or indirectly, more than 10% of the voting securities of the Company. Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. There were no transactions within the last three financial years or during the current financial year that have materially affected, or reasonably expected to materially affect, the Company except for the following:
Related Party Convertible Notes. On December 1, 2014, in connection with the acquisition of Overland, the existing debt of Overland and the remaining debt of the Company were amended and restated into a $19.5 million convertible note with FBC Holdings. The convertible note is scheduled to mature March 31, 2018 and bears interest at an 8% simple annual interest rate, payable semi-annually. The convertible note was originally convertible into common shares at a price equal to $7.50 per share with respect to $10 million of the convertible note and $8.50 per share with respect to $9.5 million of the convertible note. In November 2015, the convertible note was modified and the conversion prices of $7.50 per share and $8.50 per share were adjusted to $3.00 per share.
In June and December 2015, we issued 157,872 and 510,590 common shares, respectively, for the payment of interest expense on our convertible note.
In February 2016, in connection with the November 2015 modification and certain specified terms, we issued to the holder of the convertible note a warrant to purchase 500,000 of common shares of the Company at a price of $1.62.

Related Party Credit Facility. On December 30, 2014, we entered into a revolving credit agreement with FBC Holdings (an affiliate of Cyrus Capital Partners) for a revolving credit facility of $5.0 million. On July 10, 2015, the credit facility was amended to extend the scheduled maturity date to May 2016 with an automatic extension to November 2016, and the aggregate borrowing amount was increased to $10.0 million. In connection with this amendment, we agreed to issue warrants in connection with draws on the credit facility. At December 31, 2015, the Company had $10.0 million outstanding on the credit facility.
In February 2015, we issued warrants to purchase up to 100,000 common shares to FBC Holdings in connection with draws on our related party credit facility. The warrants expire in February 2018 and have an exercise price of $4.50 per share.
In March 2015, we issued warrants to purchase up to 200,000 common shares to FBC Holdings in connection with draws on our related party credit facility. The warrants expire in March 2018 and have an exercise price of: (i) in the case of 100,000 of the warrants, $7.21 per share; and (ii) in the case of 100,000 of the warrants, $5.02 per share.
In December 2015, we issued warrants to purchase 500,000 common shares of the Company to FBC Holdings in connection with draws on our related party credit facility. The warrants expire in December 2018 and have an exercise price of $1.54 per share.
Related Party Warrant Exchange Agreement. The Company has entered into a warrant exchange agreement (the “Warrant Exchange Agreement”), dated March 25, 2016, with MacFarlane Family Ventures, LLC (the “Holder”) pursuant to which the Company agreed to issue a warrant (the “New Warrant”) for the purchase of up to 7,199,216 common shares (the “Warrant Shares”), no par value, in a privately negotiated exchange under Section 3(a)(9) of the Securities Act of 1933, as amended, in exchange for the surrender and cancellation of previously outstanding warrants for the purchase of up to, in aggregate, 3,031,249 common shares (the “Previously Outstanding Warrants”). The Previously Outstanding Warrants were issued pursuant to: (i) that certain Purchase Agreement, dated as of May 13, 2015, by and between the Company and the Holder (the “May Purchase Agreement”); (ii) that certain Purchase Agreement, dated as of August 10, 2015, by and between the Company and the Holder (the “August Purchase Agreement”); and (iii) that certain Subscription Agreement, dated as of September 22, 2015, by and between the Company and the Holder (the “2015 Subscription Agreement”). The terms of the New Warrant are substantially similar to the Previously Outstanding Warrants except: (i) in the case of the Previously Outstanding Warrants issued pursuant to the May Purchase Agreement, the exercise price has changed from $4.00 per common share to $1.22 per common share; (ii) in the case of the Previously Outstanding Warrants issued pursuant to the August Purchase Agreement and the 2015 Subscription Agreement, the exercise price has changed from $2.33 per common share to $1.22 per common share; and (iii) the expiry date has changed from various dates between May 18, 2020 and September 22, 2020 to April 14, 2016. However, if the holder exercises the New Warrant for the purchase of at least 3,031,249 common shares before April 14, 2016, then the expiry date for the balance of any unexercised portion of the New Warrant shall become March 25, 2021. On March 25, 2016, the Holder exercised 3,031,249 of the Warrant Shares for 3,031,249 common shares pursuant to which the Company received $3.7 million in proceeds. The expiration date for the remaining balance of the New Warrant is March 25, 2021.
The Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of March 25, 2016, with the Holder. Pursuant to the Registration Rights Agreement, the Company has agreed to file a registration statement with the SEC by April 14, 2016 to register the resale of the Warrant Shares and use its commercially reasonable efforts to have the registration statement declared effective by the SEC as soon as practicable.
TRANSFER AGENTS AND REGISTRARS
The Company’s transfer agent and registrar in Canada is TMX Equity Transfer Services Inc., located at Suite 300, 200 University Avenue, Toronto, Ontario, M5H 4H1. The Company’s co-transfer agent and registrar in the U.S. is Continental Stock Transfer & Trust, located at 17 Battery Place, 8th Floor, New York, New York 10004.

MATERIAL CONTRACTS
The following are material contracts, other than contracts in the ordinary course of business, which have been entered into by Sphere 3D and/or its subsidiaries and are in effect:

1.	Voting Agreements each dated July 15, 2013 between Eric L. Kelly and various shareholders of the Company.

2.	Board Nomination Right Agreement dated July 15, 2013 between Eric L. Kelly and the Company.

3.	Special Warrant Indenture dated June 5, 2014 between the Company and Equity Financial Trust Company.

4.	8% Senior Secured Convertible Debenture dated December 1, 2014 between the Company and FBC Holdings S.A.R.L. for $19.5 million.

5.	Escrow Agreement dated December 1, 2014 between the Company and Continental Stock Transfer and Trust Company.

6.	Revolving Credit Agreement dated December 30, 2014 between the Company, Overland Storage, Inc. and FBC Holdings S.A.R.L. for $5.0 million.

7.	Amended and Restated Loan and Security Agreement dated December 31, 2014 between Overland, Tandberg Data GmbH, Sphere 3D, and Silicon Valley Bank.

8.
Purchase Agreement dated May 13, 2015 between the Company and Lynn Factor for the purchase of up to 500,000 common shares and warrants exercisable for the purchase of up to 500,000 common shares, for an aggregate purchase price of $1.6 million. (May/June 2015 Private Placement - see General Development of the Business)

9.
Purchase Agreement dated May 13, 2015 between the Company and MacFarlane Family Ventures, LLC for the purchase of up to 781,250 common shares and warrants exercisable for the purchase of up to 781,250 common shares, for an aggregate purchase price of $2.5 million. (May/June 2015 Private Placement - see General Development of the Business)

10.	First Amendment to Revolving Credit Agreement dated July 10, 2015 between the Company, Overland Storage, Inc. and FBC Holdings S.A.R.L. (see Interest of Management and Others in Material Transactions)

11.	Amendment No. 2 to Amended and Restated Loan and Security Agreement dated July 29, 2015 between Overland, Tandberg Data GmbH, Sphere 3D and Silicon Valley Bank.

12.	Asset Purchase Agreement dated August 10, 2015 between Imation Corp., Overland Storage, Inc. and Sphere 3D Corp. (see General Development of the Business)

13.	Lock-Up Agreement dated August 10, 2015 between Imation Corp. and Sphere 3D Corp.

14.
Purchase Agreement dated August 10, 2015 between the Company and MacFarlane Family Ventures, LLC, as amended for the purchase of up to 606,060 common shares and warrants exercisable for the purchase of up to 606,060 common shares, for an aggregate purchase price of $2.0 million. (August 2015 Private Placement - see General Development of the Business)

15.
Subscription Agreement dated September 22, 2015 between the Company and MacFarlane Family Ventures, LLC for the purchase of up to 1,072,961 common shares and warrants exercisable for the purchase of up to 268,240 common shares, for an aggregate purchase price of $2.5 million. (September and October 2015 Registered Direct Placement - see General Development of the Business)

16.	First Amendment to 8% Senior Secured Convertible Debenture dated November 30, 2015 between the Company and FBC Holdings S.A.R.L. (see Interest of Management and Others in Material Transactions)

17.
Subscription Agreement dated November 30, 2015 between the Company and Adam Kocher for the purchase of up to 600,000 common shares and warrants exercisable for the purchase of up to 600,000 common shares, for an aggregate purchase price of $1.2 million. (December 2015 Registered Direct Placement - see General Development of the Business)

18.
Securities Purchase Agreement dated November 30, 2015 between the Company and Anson Investments Master Fund LP for the purchase of up to 1,500,000 common shares and warrants exercisable for the purchase of up to 1,500,000 shares, for an aggregate purchase price of $3.0 million. (December 2015 Registered Direct Placement - see General Development of the Business)

19.
Warrant to Purchase 1,500,000 common shares dated December 4, 2015, issued by the Company to Anson Investments Master Fund LP. (December 2015 Registered Direct Placement - see General Development of the Business)

20.	Amendment No. 3 to Amended and Restated Loan and Security Agreement dated December 18, 2015 between Overland, Tandberg Data GmbH, Sphere 3D and Silicon Valley Bank.

21.	Amendment No. 4 and Limited Waiver to Amended and Restated Loan and Security Agreement dated February 26, 2016 between Overland, Tandberg Data GmbH, Sphere 3D and Silicon Valley Bank.

22.
Warrant Exchage Agreement dated March 25, 2016 between Sphere 3D Corp. and MacFarlane Family Ventures, LLC for the issuance of warrants to purchase up to 7,199,216 common shares of the Company at an exercise price of $1.22, in exchange for the surrender of previously issued warrants, in the aggregate, of 3,031,249. (see Interest of Management and Others in Material Transactions)

Certain of our material contracts are described in other reports filed or furnished to the SEC pursuant to the Exchange Act. In the Board Nomination Right Agreement, dated July 15, 2013, between Eric L. Kelly and the Company, Sphere 3D agreed to include a person nominated by Mr. Kelly in any slate of directors proposed by the Sphere 3D’s management for election at the Shareholders’ Meeting, as long as Mr. Kelly holds 1,850,000 or more of the outstanding common shares of Sphere 3D. In the Voting Agreements, each dated July 15, 2013, between Mr. Kelly and various shareholders of the Sphere 3D, certain of Sphere 3D’s shareholders agreed to vote their common shares in favor of any nominee to the board of directors nominated by Mr. Kelly in accordance with the Board Nomination Rights Agreement. The foregoing descriptions of the Board Nomination Right Agreement and Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Board Nomination Right Agreement filed as Exhibit 99.22 to our Form 40-F filed on June 27, 2014 and the Voting Agreements filed as Exhibit 99.21 to our Form 40-F filed on June 27, 2014.
The Warrant Indenture, dated June 5, 2014, between Sphere 3D and Equity Financial Trust Company, sets forth the rights of holders of warrants issued in connection with the offering of 710,311 warrants in June 2014. The foregoing description of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Indenture filed as Exhibit 99.81 to our Form 40-F filed on June 27, 2014.
Amendments to Credit Facility
In the Amendment No. 2 to Amended and Restated Loan and Security Agreement dated July 29, 2015 between Overland, Tandberg Data GmbH, Sphere 3D, and Silicon Valley Bank, we amended certain financial covenants in our credit facility.
In Amendment No. 3 to Amended and Restated Loan and Security Agreement dated December 18, 2015 between Overland, Tandberg Data GmbH, Sphere 3D, and Silicon Valley Bank, we amended certain covenants related to our equity issuances.
In Amendment No. 4 and Limited Waiver to Amended and Restated Loan and Security Agreement dated February 26, 2016 between Overland, Tandberg Data GmbH, Sphere 3D and Silicon Valley Bank, we extended the revolving line maturity date from February 27, 2016 to August 27, 2016. In connection with the entry into Amendment No. 4, the Company entered into a fee letter with Silicon Valley Bank which the Company agreed to pay a fee in the amount of $40,000, as well as an additional amount of $150,000 (“Additional Fee”) payable under certain circumstances. The Additional Fee, at the option of Silicon Valley Bank, is payable in cash or in the form of a warrant for the purchase of common shares, no par value, of the Company.

ADDITIONAL INFORMATION
Additional information relating to the Company may be found on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans are contained in the Company’s information circular for its 2016 annual meeting of shareholders.
Additional financial information for the year ended December 31, 2015 is provided in the audited consolidated financial statements of the Company and the related management’s discussion and analysis.

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

4.5.3
Review, with corporate counsel where required, any litigation, claims, tax assessments, transactions, material inquiries from regulators and government agencies or other contingencies which may have a material impact on financial results or which may otherwise affect the financial well-being of the Corporation, as well as the findings of any examination by regulatory authorities and any external auditors’ observations relating to such matters.

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
9    Removal and Vacancies
Any member of the Audit Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Audit Committee upon ceasing to be a director. The Board may fill vacancies on the Audit Committee by appointment from among its members. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all its powers so long as a quorum (at least two committee members) remains in office. Subject to the foregoing, each member of the Audit Committee shall remain as such until the next annual meeting of shareholders after that member’s election.
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

SPHERE 3D CORP.
For the Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Sphere 3D Corp.
We have audited the accompanying consolidated balance sheets of Sphere 3D Corp. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sphere 3D Corp. as of December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses and negative operating cash flows raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ Moss Adams LLP
San Diego, California
March 30, 2016

Sphere 3D Corp.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	December 31, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$8,661	$4,258
Accounts receivable, net of allowance for doubtful accounts of $1,567 and $0, respectively	13,401	15,488
Inventories	11,326	9,936
Other current assets	3,155	2,457
Total current assets	36,543	32,139
Property and equipment, net	3,972	4,427
Intangible assets, net	54,019	73,271
Goodwill	44,132	38,821
Other assets	445	605
Total assets	$139,111	$149,263
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$10,855	$9,710
Accrued liabilities	4,326	5,938
Accrued payroll and employee compensation	2,625	4,037
Deferred revenue	6,150	7,315
Other current liabilities	5,050	5,161
Debt - related party	10,000	—
Debt	7,391	4,890
Total current liabilities	46,397	37,051
Deferred revenue, long-term	1,675	2,635
Long-term debt - related party	19,500	19,500
Long-term deferred tax liabilities	2,755	4,387
Other long-term liabilities	644	550
Total liabilities	70,971	64,123
Commitments and contingencies (Note 14)
Shareholders’ equity:
Common stock, no par value; 45,198 and 34,554 shares issued and outstanding as of December 31, 2015 and 2014, respectively	136,058	106,117
Accumulated deficit	(66,783)	(19,556)
Accumulated other comprehensive loss	(1,135)	(1,421)
Total shareholders’ equity	68,140	85,140
Total liabilities and shareholders’ equity	$139,111	$149,263

Approved by the Board	“Eric L. Kelly”	“Glenn M. Bowman”
	Director	Director
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Operations
(in thousands of U.S. dollars, except per share amounts)

	Years Ended December 31,
	2015	2014
Net revenue:
Product revenue	$65,514	$12,201
Service revenue	10,651	1,268
	76,165	13,469
Cost of product revenue	48,825	7,536
Cost of service revenue	4,721	597
Gross profit	22,619	5,336
Operating expenses:
Sales and marketing	23,569	5,153
Research and development	9,916	655
General and administrative	23,271	11,567
Impairment of acquired intangible assets	10,702	—
	67,458	17,375
Loss from operations	(44,839)	(12,039)
Other expense:
Interest expense - related party	(2,710)	(207)
Interest expense	(355)	(240)
Other expense, net	(689)	(194)
Loss before income taxes	(48,593)	(12,680)
(Benefit from) provision for income taxes	(1,366)	42
Net loss	$(47,227)	$(12,722)
Net loss per share:
Basic and diluted	$(1.24)	$(0.53)
Shares used in computing net loss per share:
Basic and diluted	37,957	24,131
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Comprehensive Loss
(in thousands of U.S. dollars)

	Years Ended December 31,
	2015	2014
Net loss	$(47,227)	$(12,722)
Other comprehensive income (loss):
Foreign currency translation adjustment	286	(1,285)
Total other comprehensive income (loss)	286	(1,285)
Comprehensive loss	$(46,941)	$(14,007)
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Shareholders’ Equity
(in thousands of U.S. dollars)

	Common Stock		Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount
Balance at January 1, 2014	21,098	$14,407	$(6,834)	$(136)	$7,437
Issuance of common shares for VDI technology	1,090	6,454	—	—	6,454
Issuance of common shares	1,235	8,512	—	—	8,512
Issuance of common shares for acquisition	8,557	68,627	—	—	68,627
Issuance of common shares for conversion of convertible notes	333	2,500	—	—	2,500
Shares returned for related party loan payment	(194)	(1,513)	—	—	(1,513)
Exercise of warrants	2,101	2,712	—	—	2,712
Exercise of stock options	247	148	—	—	148
Share-based compensation	—	3,593	—	—	3,593
Share-based payments	87	677	—	—	677
Net loss	—	—	(12,722)	—	(12,722)
Other comprehensive loss	—	—	—	(1,285)	(1,285)
Balance at December 31, 2014	34,554	106,117	(19,556)	(1,421)	85,140
Issuance of common shares and warrants, net of issuance costs	6,567	12,432	—	—	12,432
Issuance of common shares for asset acquisition	1,529	6,147	—	—	6,147
Issuance of common shares for settlement of related party interest expense	668	1,560	—	—	1,560
Exercise of warrants	349	1,265	—	—	1,265
Exercise of stock options	292	225	—	—	225
Issuance of restricted stock	1,239	(231)	—	—	(231)
Issuance of warrants in relation to related party credit facility	—	1,380	—	—	1,380
Share-based compensation	—	7,163	—	—	7,163
Net loss	—	—	(47,227)	—	(47,227)
Other comprehensive income	—	—	—	286	286
Balance at December 31, 2015	45,198	$136,058	$(66,783)	$(1,135)	$68,140
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Years Ended December 31,
	2015	2014
Operating activities:
Net loss	$(47,227)	$(12,722)
Adjustments to reconcile net loss to cash used in operating activities (net of effects of acquisition):
Impairment of acquired intangible assets	10,702	—
Depreciation and amortization	7,450	3,453
Share-based compensation	7,154	3,253
Provision for losses on accounts receivable	1,567	—
Deferred tax benefit	(1,632)	—
Gain on warrant liability	(478)	—
Changes in operating assets and liabilities:
Accounts receivable	(1,499)	(4,827)
Inventories	6	(424)
Accounts payable and accrued liabilities	1,984	3,311
Accrued payroll and employee compensation	(1,187)	951
Deferred revenue	(1,901)	57
Other assets and liabilities, net	1,904	(1,597)
Net cash used in operating activities	(23,157)	(8,545)
Investing activities:
Purchase of fixed assets	(415)	(487)
Development costs capitalized as intangible assets	(108)	(1,499)
Purchase of intangible assets	(60)	(4,013)
Loan to related party	—	(7,750)
Proceeds received from related party loan	—	2,500
Cash received from acquisition	—	2,312
Net cash used in investing activities	(583)	(8,937)
Financing activities:
Proceeds from issuance of common shares and warrants	15,547	9,380
Payment for issuance costs	(1,009)	(868)
Proceeds from borrowings - related party	10,000	5,000
Proceeds from credit facility, net	2,501	141
Proceeds from exercise of outstanding warrants	1,265	2,712
Proceeds from exercise of stock options	225	148
Payment for restricted stock units tax liability on net settlement	(231)	—
Net cash provided by financing activities	28,298	16,513
Effect of exchange rate changes on cash	(155)	10
Net increase (decrease) in cash and cash equivalents	4,403	(959)
Cash and cash equivalents, beginning of period	4,258	5,217
Cash and cash equivalents, end of period	$8,661	$4,258

Sphere 3D Corp.
Consolidated Statements of Cash Flows (continued)
(in thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014
Supplemental disclosures of cash flow information:
Cash paid for income taxes	$54	$30
Cash paid for interest	$647	$23
Supplemental disclosures of non-cash investing and financing activities:
Issuance of common shares for asset acquisition	$6,147	$—
Issuance of common shares for related party interest expense	$1,560	$—
Contingent liability for the acquisition of intangible assets	$(2,500)	$2,500
Issuance of warrants in relation to related party credit facility	$1,380	$—
Issuance of warrants in relation to to equity financings	$(1,925)	$—
Issuance of common shares for acquisition	$—	$68,627
Issuance of common shares for VDI technology	$—	$6,454
Issuance of common shares for conversion of convertible notes	$—	$2,500
Issuance of common shares for settlement of liabilities	$—	$677
Common shares received for settlement of related party debt	$—	$(1,513)

See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Notes to Consolidated Financial Statements

1.	Organization and Business
Sphere 3D Corp. (the “Company”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.”
The Company delivers containerization and virtualization technologies along with data management products that enable workload-optimized solutions. The Company achieves this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. The Company’s products allow organizations to deploy a combination of public, private or hybrid cloud strategies while backing them up with the latest storage solutions. Sphere 3D, along with its wholly-owned subsidiaries Overland Storage and Tandberg Data, has a portfolio of brands including Glassware 2.0™, SnapCLOUD™, SnapScale®, SnapServer®, V3®, RDX®, and NEO®.
In December 2014, the Company completed its acquisition of Overland Storage, Inc. (“Overland”).
These consolidated statements include the financial statements of the Company, its wholly-owned subsidiaries, Overland, V3 Systems Holdings, Inc., and Sphere 3D Inc.
The Company has projected that cash on hand, available borrowings under the Company’s credit facilities may not be sufficient to allow the Company to continue operations for the next 12 months. Significant changes from the Company’s current forecast, including but not limited to: (i) shortfalls from projected sales levels; (ii) unexpected increases in product costs; (iii) increases in operating costs; and (iv) changes in the historical timing of collecting accounts receivable could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occur or if we are not able to secure additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects.
The Company incurred losses from operations and negative cash flows from operating activities for the 12 months ended December 31, 2015, and such losses might continue for a period of time. Based upon the Company's current expectations and projections for the next year, the Company believes that it may not have sufficient liquidity necessary to sustain operations for the next 12 months due to the maturity dates of the existing credit facilities. These factors, among others, raise doubt that the Company will be able to continue as a going concern. The Company is in process of pursuing options to replace the existing short term credit facilities. The Company has entered into a non-binding proposal with a commercial bank which sets forth proposed terms upon which such bank would provide us up to $20.0 million in debt financing. The Company is in the process of negotiating definitive documentation relating to the new proposed financing with the bank, which consummation will be subject to a number of customary closing conditions for a transaction of this nature. Assuming the closing of the financing, the Company expects to use portions of the proceeds to repay its existing credit facility with Silicon Valley Bank and to repay $5.0 million of its related party credit facility. The Company would also expect the remaining $5.0 million under its related party credit facility to be refinanced into the outstanding convertible note. As of the date of this report, uncertainty exists as to the ultimate completion of these proposed transactions, and there are no assurances that the Company’s negotiation efforts will result in any definitive agreements.
The Company’s recurring losses and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

2.	Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”), applied on a basis consistent for all periods. These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been appropriately eliminated in consolidation.
The consolidated financial statements were approved by the Company’s Board of Directors on March 29, 2016.
Reclassifications
Certain prior year amounts have been reclassified to conform to the 2015 presentation.
Use of Estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for litigation claims, deferred revenue, allowance for doubtful receivables, inventory valuation, warranty provisions, deferred income taxes, and impairment assessments of property and equipment, intangible assets and goodwill. Actual results could differ from these estimates.
Foreign Currency Translation
The financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at the consolidated balance sheet date for assets and liabilities and a weighted-average exchange rate during the year for revenue, expenses, gains and losses. Translation adjustments are recorded as other comprehensive income (loss) within shareholders’ equity. Gains or losses from foreign currency transactions are recognized in the consolidated statements of operations. Such transactions resulted in a loss of $1.7 million and $0.2 million for the years ended December 31, 2015 and 2014, respectively.
Cash Equivalents
Highly liquid investments with insignificant interest rate risk and original maturities of three months or less, when purchased, are classified as cash equivalents. Cash equivalents are composed of money market funds. The carrying amounts approximate fair value due to the short maturities of these instruments.
Accounts Receivable
Accounts receivable is recorded at the invoiced amount and is non-interest bearing. We estimate our allowance for doubtful accounts based on an assessment of the collectability of specific accounts and the overall condition of the accounts receivable portfolio. When evaluating the adequacy of the allowance for doubtful accounts, we analyze specific trade and other receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customers’ payment terms and/or patterns. We review the allowance for doubtful accounts on a quarterly basis and record adjustments as considered necessary. Customer accounts are written-off against the allowance for doubtful accounts when an account is considered uncollectable. At December 31, 2015 and 2014, allowance for doubtful accounts of $1.6 million and zero, respectively, was recorded.
Inventories
Inventories are stated at the lower of cost or market using the first-in-first-out method. We assess the value of inventories periodically based upon numerous factors including, among others, expected product or material demand, current market conditions, technological obsolescence, current cost, and net realizable value. If necessary, we write down its inventory for obsolete or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the estimated market value.

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
Purchased intangible assets are amortized on a straight-line basis over their economic lives of 25 years for channel partner relationships, four to nine years for developed technology, eight years for capitalized development costs, and five to 25 years for customer relationships as this method most closely reflects the pattern in which the economic benefits of the assets will be consumed. When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of an intangible asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related intangible asset. If our future results are significantly different from forecast, we may be required to further evaluate intangible assets for recoverability and such analysis could result in an impairment charge in a future period.
Impairment of Goodwill, Other Indefinite-Lived Intangible Assets and Long-Lived Assets
Goodwill and other indefinite-lived assets are tested for impairment on an annual basis at December 31, or more frequently if there are indicators of impairment. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment.
Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. Our consideration includes, but is not limited to: (i) significant under-performance relative to historical or projected future operating results; (ii) significant changes in the manner of use of the assets or the strategy for the Company’s overall business; (iii) significant decrease in the market value of the assets; and (iv) significant negative industry or economic trends. When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of a long-lived asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related asset. See Note 5 - Intangible Assets and Goodwill for further information on our impairment testing.

Revenue Recognition
Revenue from sales of products is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales, excluding sales to distributors, is recognized upon shipment of products to customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under our standard product warranty. Revenue from services, such as extended product warranties, are deferred and recognized over the period of the service agreement.
Title and risk of loss transfer to the customer when the product leaves the Company’s dock, except for one subsidiary where title and risk of loss transfer to the customer when the product arrives at the customer’s location. Product sales to distribution customers are subject to certain rights of return, stock rotation privileges and price protection. Because we are unable to estimate its exposure for returned product or price adjustments, revenue from shipments to these customers is not recognized until the related products are in turn shipped to the ultimate customer by the distributor. For products for which software is more than an incidental component, we recognize revenue in accordance with current authoritative guidance for software revenue recognition.
The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings, such as for sales of hardware devices and extended warranty services. The Company allocates revenue to deliverables in multiple element arrangements based on relative selling prices. The Company determines its vendor-specific objective evidence (“VSOE”) based on its normal pricing and discounting practices for the specific product or service when sold separately. When the Company is not able to establish VSOE for all deliverables in an arrangement with multiple elements, the Company attempts to determine the selling price of each element based on third party evidence of selling price, or based on the Company’s actual historical selling prices of similar items, whichever management believes provides the most reliable estimate of expected selling prices.
Warranty and Extended Warranty
We record a provision for standard warranties provided with all products. If future actual costs to repair were to differ significantly from estimates, the impact of these unforeseen costs or cost reductions would be recorded in subsequent periods.
Separately priced extended on-site warranties and service contracts are offered for sale to customers on all product lines. We contract with third party service providers to provide service relating to on-site warranties and service contracts. Extended warranty and service contract revenue and amounts paid in advance to outside service organizations are deferred and recognized as service revenue and cost of service, respectively, over the period of the service agreement.
Shipping and Handling
Amounts billed to customers for shipping and handling are included in product revenue, and costs incurred related to shipping and handling are included in cost of product revenue.
Advertising Costs
Advertising costs are expensed as incurred. Advertising expenses were $1.6 million and $0.7 million for the years ended December 31, 2015 and 2014, respectively.
Research and Development Costs
Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code and services content. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products, is generally shortly before the products are released to manufacturing. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products. During 2015 and 2014, the Company capitalized $0.1 million and $1.8 million, respectively, of development costs.

Segment Information
We report segment data based on the management approach. The management approach designates the internal reporting that is used by management for making operating and investment decisions and evaluating performance as the source of our reportable segments. We use one measurement of profitability and do not disaggregate our business for internal reporting. We operate in one segment providing data storage and desktop virtualization solutions for small and medium businesses and distributed enterprises. We disclose information about products and services, geographic areas, and major customers.
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
The calculation of tax liabilities involves evaluating uncertainties in the application of complex global tax regulations. The impact of an uncertain income tax position is recognized at the largest amount that is “more likely than not” to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.
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
At December 31, 2015 and 2014, there was one customer that made up 17.5% and 12.1%, respectively, of accounts receivable. There were no customers for the years ended December 31, 2015 and 2014 that made up 10% or more of net revenue.
Share-based Compensation
We account for share-based awards, and similar equity instruments, granted to employees and non-employee directors under the fair value method. Share-based compensation award types include stock options and restricted stock. We use the Black-Scholes option pricing model to estimate the fair value of option awards on the measurement date, which generally is the date of grant. The expense is recognized over the requisite service period (usually the vesting period) for the estimated number of instruments for which service is expected to be rendered. The fair value of restricted stock units (“RSUs”) is estimated based on the market value of the Company’s common shares on the date of grant. The fair value of options granted to non-employees is estimated at the measurement date using the Black-Scholes option pricing model and the unvested options remeasured at each reporting date, with changes in fair value recognized in expense in the consolidated statement of operations.
Share-based compensation expense for options with graded vesting is recognized pursuant to an accelerated method. Share-based compensation expense for RSUs is recognized over the vesting period using the straight-line method. Share-based compensation expense for an award with performance conditions is recognized when the achievement of such performance conditions are determined to be probable. If the outcome of such performance condition is not determined to be probable or is not met, no compensation expense is recognized and any previously recognized compensation expense is reversed.
We have not recognized, and do not expect to recognize in the near future, any tax benefit related to share-based compensation cost as a result of the full valuation allowance of our net deferred tax assets and its net operating loss carryforward.
Recently Issued Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) that are adopted by the Company as of the specified effective date. If not discussed, the Company believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s consolidated financial statements upon adoption.
In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02 Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 requires increased transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current GAAP. The accounting applied by the lessor is largely unchanged from that applied under current GAAP. The amendments of this ASU are effective for reporting periods beginning after December 15, 2018, with early adoption permitted. An entity will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The impact on our consolidated financial condition and results of operations as a result of the adoption of ASU 2016-02 has not yet been determined.
In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). ASU 2015-17 requires companies to classify all deferred tax assets and liabilities as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. For public business entities, the guidance is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for all companies in any interim or annual period. The guidance may be adopted on either a prospective or retrospective basis. We have not yet selected a transition method and we are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.
In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805). ASU No. 2015-16 requires that an acquirer recognizes adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. This guidance requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change in provisional amounts, calculated as if the accounting had been completed at the acquisition date. This guidance requires an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU No. 2015-16 is effective beginning fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The impact on our consolidated financial condition and results of operations as a result of the adoption of ASU 2015-16 has not yet been determined.
In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. ASU 2015-11 requires that for entities that measure inventory using the first-in, first-out method, inventory should be measured at the lower of cost and net realizable value. Topic 330, Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The impact on our consolidated financial condition and results of operations as a result of the adoption of ASU 2015-11 has not yet been determined.
In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from that debt liability, consistent with the presentation of a debt discount. The recognition and measurement guidance for debt issuance costs is not affected by ASU 2015-03. ASU 2015-03 is effective fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early application is permitted. The impact on our consolidated financial condition and results of operations as a result of the adoption of ASU 2015-03 has not yet been determined.
In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern. ASU 2014-15 provides that in connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 will be effective for the annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The impact on our consolidated financial disclosures as a result of the adoption of ASU 2014-15 has not yet been determined.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a single comprehensive model for accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. In July 2015, the FASB enacted a one-year deferral to the effective date, but permits entities to adopt one year earlier if they choose (i.e., the original effective date). Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. We have not yet selected a transition method and the impact on our consolidated financial condition and results of operations as a result of the adoption of ASU 2014-09 has not yet been determined.

3.	Business Combinations
RDX® Asset Acquisition
In August 2015, the Company completed an acquisition of assets related to the RDX® removable disk product lines and related inventory from Imation Corp. (“Imation”). The Company issued 1,529,126 common shares with an approximate value of $6.1 million, and a warrant exercisable for 250,000 additional common shares exercisable in connection with certain purchase price adjustments under the asset purchase agreement. In February 2016, Imation exercised the warrant and the Company issued 250,000 common shares at $0.01.
In addition, the Company and Imation entered into that certain Lock-Up Agreement, dated as of August 10, 2015, which imposes limitations on the transfer and sale of the common shares issued to Imation at closing and requires that Imation vote its shares in accordance with any recommendation of the Company’s board of directors for a designated period of time. The Company and Imation also entered into that certain Registration Rights Agreement, dated August 10, 2015, pursuant to which the Company has agreed to register the resale of the common shares issued to Imation and any shares issuable upon the exercise of the warrant.
The asset purchase agreement also terminated an existing license agreement and settled all disputes between the parties. We incurred acquisition related expenses of $0.2 million which consisted primarily of due diligence, legal and other one-time charges and are included in general and administrative expense in the consolidated statements of operations.

A summary of the preliminary estimated fair values of the assets acquired and liabilities assumed is as follows (in thousands):

Inventory	$1,673
Other current assets	100
Property and equipment	789
Identifiable intangible assets	670
Total identifiable assets acquired	3,232
Contingent liability	(2,376)
Other liabilities	(20)
Net identifiable assets acquired	836
Goodwill	5,311
Net assets acquired	$6,147
Goodwill is comprised of realization of expanded market share which provides greater control over the backup appliance components that form a key part of Sphere 3D’s strategy to deliver comprehensive virtualization, storage and data management for on premise, cloud and hybrid infrastructures. In December 2015, goodwill was adjusted from $2.9 million to $5.3 million, an increase of $2.4 million, related to contingent consideration to Imation. The above table reflects such adjustment.
The fair value estimates for the assets acquired and liabilities assumed for the acquisition were based on estimates and analysis, including work performed by third party valuation specialists. Adjustments may be made to the estimated fair values during the measurement period as we obtain additional information. The primary areas of estimates that were not yet finalized related to the finalization of contingent consideration. The goodwill recognized upon acquisition is deductible for tax purposes.
The results of operations related to this acquisition have been included in our consolidated statements of operations from the acquisition date. Pro forma results of operations have not been presented because at this time it is impracticable to provide as the information is not available at the level of detail required.
The identified intangible assets as of the date of acquisition consisted of the following (in thousands):

	Estimated Fair Value	Weighted- Average Useful Life (years)
Developed technology	$190	0.5
Customer relationships	480	21.3
Total identified intangible assets	$670	15.4
Overland Acquisition
On December 1, 2014, the Company completed its acquisition of Overland for a purchase price of $69.7 million. Included in this amount are 8.6 million common shares valued as of December 1, 2014 at $7.71 per share, $3.2 million of equity awards for which vesting accelerated upon consummation of the acquisition, as well as other consideration of $0.5 million. The acquisition was carried out pursuant to the terms and conditions contained in an Agreement and Plan of Merger dated May 15, 2014 (as amended, the “merger agreement”). The integration of Overland and Sphere 3D positions the Company to address the rapidly growing cloud, virtualization, and data storage markets.
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
Goodwill is comprised of expected synergies from combining Overland’s operations with that of the Company, including: (i) the creation of a larger and more diverse combined company to gain the scale, infrastructure and resources required to become a global virtualization company and to strengthen the Company’s ability to service and support partners and customers globally; (ii) the ability to better leverage Overland’s existing global distribution network of reseller, integrators and Tier One OEM’s, along with Overland’s global manufacturing, delivery and support networks; and (iii) the complementary nature of the respective products brings together next generation technologies for virtualization and cloud computing coupled with end-to-end scalable storage offerings enabling the combined company to address the larger and growing virtualization and cloud markets.
The fair value estimates for the assets acquired and liabilities assumed for the acquisition were based on estimates and analysis, including work performed by third party valuation specialists. None of the goodwill recognized upon acquisition is deductible for tax purposes.
The identified intangible assets as of the date of acquisition consisted of the following (in thousands):

	Estimated Fair Value	Weighted- Average Useful Life (years)
Channel partner relationships	$17,000	25.0
Developed technology	15,590	7.9
Customer relationships	816	9.0
Total finite lived intangible assets	33,406	16.6
Indefinite live intangible assets - trade names	26,970	n/a
Total identified intangible assets	$60,376

Due to the continuing integration of the combined businesses since the date of acquisition, it is impracticable to determine the earnings or loss contributed by the acquisition.
The following unaudited pro forma combined financial information gives effect to the acquisition as if it were consummated on January 1, 2014 (the beginning of the earliest fiscal period presented). The unaudited pro forma combined financial information is presented for informational purposes only, is not intended to represent or be indicative of the results of operations of us that would have been reported had the acquisition occurred on January 1, 2014, and should not be taken as representative of future consolidated results of operations of the combined company (in thousands):

Year Ended December 31,
2014
Net revenue	$93,591
Net loss	$(35,709)
Net loss per share	$(1.12)
In 2014, we incurred acquisition related expenses of $2.2 million, which consisted primarily of due diligence, legal and other one-time charges, and are included in general and administrative expense in the consolidated statements of operations.

4.	Certain Balance Sheet Items
The following table summarizes inventories (in thousands):

	December 31,
	2015	2014
Raw materials	$1,734	$3,313
Work in process	2,483	660
Finished goods	7,109	5,963
	$11,326	$9,936
The following table summarizes property and equipment (in thousands):

	December 31,
	2015	2014
Building	$1,667	$1,857
Computer equipment	1,636	748
Machinery and equipment	1,116	1,538
Leasehold improvements	1,126	957
Furniture and fixtures	89	82
	5,634	5,182
Accumulated depreciation and amortization	(1,662)	(755)
	$3,972	$4,427
Depreciation and amortization expense for property and equipment was $1.3 million and $0.3 million for the years ended December 31, 2015 and 2014, respectively.

5.	Intangible Assets and Goodwill
The following table summarizes intangible assets, net (in thousands):

	December 31,
	2015	2014
Developed technology	$23,684	$28,391
Channel partner relationships(1)	12,039	16,945
Capitalized development costs(1)	2,856	3,302
Customer relationships(1)	1,194	797
	39,773	49,435
Accumulated amortization
Developed technology	(7,078)	(2,855)
Channel partner relationships(1)	(68)	—
Capitalized development costs(1)	(589)	(272)
Customer relationships(1)	(99)	(7)
	(7,834)	(3,134)
Total finite-lived assets, net	31,939	46,301
Indefinite lived intangible assets - trade names	22,080	26,970
Total intangible assets, net	$54,019	$73,271
________________

(1)	Includes the impact of foreign currency exchange rate fluctuations.
During the fourth quarter of 2015, the Company concluded that its lower net revenue due to timing of projected growth of products and integration of channel partner relationships from the acquisition of Overland could be indicators of impairment and, therefore, had a third party impairment analysis performed. At December 31, 2015, as a result of the analysis, the Company recorded an impairment of $10.7 million of which $1.7 million related to developed technology, $4.1 million related to channel partner relationships, and $4.9 million related to trade names.
On March 21, 2014, the Company acquired from V3 Systems certain Virtual Desktop Implementation (“VDI”) technology, including V3 Desktop Cloud Orchestrator® software, which allows administrators to manage local, cloud hosted, or hybrid virtual desktop deployments, and purpose-built, compact, efficient and easy-to-manage servers. On closing, the purchase price for the acquired assets was $14.4 million, which was paid with a combination of $4.2 million in cash and the issuance of 1,089,867 common shares at $5.92 per share. The identified intangible assets as of the date of the purchase agreement consisted of $14.4 million of developed technology with a useful life of four years. In addition, the Company was subject to an earn-out, based on the achievement of certain milestones in revenue and gross margin related to the VDI technology, of up to an additional $5.0 million. The estimated earn-out liability was $2.5 million as of December 31, 2014, and was included in other current liabilities. The earn-out period expired on June 21, 2015 and the estimated earn-out liability of $2.5 million was reversed with an offsetting reduction to developed technology.
Amortization expense of intangible assets was $6.1 million and $3.1 million for the years ended December 31, 2015 and 2014, respectively. Estimated amortization expense for intangible assets is approximately $5.1 million, $5.0 million, $3.4 million, $2.4 million, and $2.4 million in fiscal 2016, 2017, 2018, 2019 and 2020, respectively.

Goodwill
In August 2015, the Company completed an acquisition of assets related to the RDX® removable disk product lines which resulted in an addition to goodwill of $5.3 million. In December 2014, the Company completed its acquisition of Overland which resulted in an addition to goodwill $38.8 million. For the years ended December 31, 2015 and 2014, there was no impairment recognized related to goodwill.

6.	Debt
Convertible Notes - Related Party
In December 2014, in connection with the acquisition of Overland, the existing debt of Overland and the remaining debt of the Company were amended and restated into a $19.5 million convertible note. The convertible note is scheduled to mature March 31, 2018 and bears interest at an 8% simple annual interest rate, payable semi-annually. The obligations under the convertible note are secured by all assets of the Company.
The Company has the option to pay accrued and outstanding interest either entirely in cash or common shares. If the Company choses to pay the interest in common shares, the calculation is based upon the number of common shares that may be issued as payment of interest on the convertible note and will be determined by dividing the amount of interest due by current market price as defined in the convertible note agreement. In 2015, the Company issued 668,462 shares of common shares in satisfaction of $1.6 million in interest expense.
The convertible note was originally convertible into common shares at a price equal to $7.50 per share in the case of $10 million of the convertible note and $8.50 per share in the case of $9.5 million of the convertible nore. In November 2015, the convertible note was modified and the conversion prices of $7.50 per share and $8.50 per share were adjusted to $3.00 per share. In February 2016, in connection with the November 2015 modification and certain specified terms, the Company issued to the holder of the convertible note a warrant to purchase 500,000 common shares of the Company at a price of $1.62.
At the option of the Company, the convertible note is convertible into common shares at the conversion price at any time that the weighted average trading price for the common shares exceeds 150% of the conversion price (i.e. exceeds $4.50 per share), for 10 consecutive trading days on its principal stock exchange that the common shares trade.
The convertible note contains customary covenants, including covenants that limit or restrict the Company’s ability to incur liens, incur indebtedness, or make certain restricted payments. Upon the occurrence of an event of default under the convertible note, the Holder may declare all amounts outstanding to be immediately due and payable. The convertible note specifies a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other materials indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. As of December 31, 2015, the Company was in compliance with all covenants of the convertible note.
For the years ended December 31, 2015 and 2014, interest expense on the convertible note was $1.6 million and $0.4 million, respectively.

Credit Facilities
In December 2014, in connection with the acquisition of Overland, the Company assumed the existing credit facility of Overland. The credit facility was originally entered into in August 2011, as amended, and allows for revolving cash borrowings up to $8.0 million, which includes a $3.0 million sublimit for advances to one of the Company’s subsidiaries. The proceeds of the credit facility may be used to fund the Company’s working capital and to fund its general business requirements. The obligations under the credit facility are secured by substantially all assets of the Company other than the stock of its subsidiaries organized outside of the U.S. and Canada that are pledged to secure the Company’s obligations under the Company’s convertible note. In addition, the sublimit for advances to one of the Company’s subsidiaries was increased from $3.0 million to up to $3.75 million, subject to certain conditions. Borrowings under the amended credit facility bear interest at the prime rate (as defined in the credit facility) plus a margin of either 1.50% or 1.75%, depending on the Company’s net cash. Borrowings under the sublimit bear interest at the prime rate (as defined in the credit facility) plus a margin of either 2.50% or 2.75%, depending on the Company’s net cash. The amended credit facility requires the Company to comply with a performance plan as of the last date of each quarter in addition to all original compliance and covenant requirements. At December 31, 2015, the interest rates on the credit facility and the sublimit were 5.25% and 6.25%, respectively.
The credit facility requires the Company to comply with a liquidity coverage ratio and contains customary covenants, including covenants that limit or restrict the Company’s and its subsidiaries’ ability to incur liens and indebtedness, make certain types of payments, merge or consolidate, and make dispositions of assets. The credit facility specifies customary events of default (some of which are subject to applicable grace or cure periods) including, among other things, non-payment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. Upon the occurrence of an event of default under the credit facilities, the lender may cease making loans, terminate the credit facility, and declare all amounts outstanding to be immediately due and deduct such amounts from the Company’s lockbox account on deposit with the bank. At December 31, 2015, the Company was in compliance with all covenants of the credit facility.
At December 31, 2015, the Company had $7.4 million outstanding on the credit facility. Interest expense for the credit facility was $0.3 million for the year ended December 31, 2015.
In February 2016, the credit facility was amended to extend the scheduled maturity date from February 2016 to August 2016, and the Company entered into a fee letter with the lender, which the Company agreed to pay a fee in the amount of $40,000, as well as an additional amount of $150,000 (“Additional Fee”) payable under certain circumstances. The Additional Fee, at the option of the lender, is payable in cash or in the form of a warrant for the purchase of common shares, no par value, of the Company.
Related Party Credit Facility
In December 2014, the Company entered into a revolving credit agreement with FBC Holdings (an affiliate of Cyrus Capital Partners) for a revolving credit facility of $5.0 million. In July 2015, the credit facility was amended to extend the scheduled maturity date to May 2016 with an automatic extension to November 2016, and the aggregate borrowing amount was increased from $5.0 million to $10.0 million. In connection with this amendment, the Company agreed to issue warrants in connection with draws on the credit facility.
The credit facility contains customary covenants, including covenants that limit or restrict the Company’s and its subsidiaries’ ability to incur liens and indebtedness, make certain types of payments, merge or consolidate, and make dispositions of assets. As of December 31, 2015, the Company was not in default of any covenants of the credit facility.
In February 2015, the Company issued warrants to purchase up to 100,000 common shares to FBC Holdings in connection with draws on our related party credit facility. The warrants expire in February 2018 and have an exercise price of $4.50 per share.
In March 2015, the Company issued warrants to purchase up to 200,000 common shares to FBC Holdings in connection with draws on our related party credit facility. The warrants expire in March 2018 and have an exercise price of: (i) in the case of 100,000 of the warrants, $7.21 per share; and (ii) in the case of 100,000 of the warrants, $5.02 per share.

In December 2015, the Company issued warrants to purchase 500,000 common shares of the Company to FBC Holdings in connection with draws on our related party credit facility. The warrants expire in December 2018 and have an exercise price of $1.54 per share.
At December 31, 2015, the Company had $10.0 million outstanding on the credit facility. Interest expense for the credit facility was $1.2 million, which included $0.7 million and zero of amortization of issuance costs in 2015 and 2014, respectively. At December 31, 2015, there were $0.1 million in accrued liabilities related to fees.

7.	Fair Value Measurements
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
Assets and Liabilities that are Measured at Fair Value on a Recurring Basis
Our financial instruments include cash equivalents, accounts receivable, prepaid expenses, accounts payable, accrued expenses, credit facilities, and related party long-term debt. Fair value estimates of these instruments are made at a specific point in time, based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The carrying amount of the credit facilities borrowings approximate their fair value as the interest rate of the credit facilities are substantially comparable to rates offered for similar debt instruments. The carrying value of long-term debt approximates its fair value as the borrowing rates are substantially comparable to rates available for loans with similar terms.
The following table provides information by level for liabilities that are measured at fair value using significant unobservable inputs (Level 3) for year ended December 31, 2015:

Warrant liability as of January 1, 2015	$—
Additions to warrant liability	1,925
Change in fair value of warrants	(478)
Warrant liability as of December 31, 2015	$1,447
The Company determined the estimated fair value of the warrant liability using a Black-Scholes model using similar assumptions as disclosed in Note 9 - Equity Incentive Plan.
Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
The Company's non-financial assets such as goodwill, intangible assets and property and equipment are recorded at fair value when an impairment is recognized or at the time acquired in a business combination. As discussed in Note 5 - Intangible Assets and Goodwill, we recorded impairment charges associated with intangible assets and reduced the carrying amount of such assets subject to the impairment to their estimated fair value. Additionally, as discussed in Note 3 - Business Combinations, the Company acquired assets related to the RDX® removable disk product lines during 2015 and recorded the acquired assets and liabilities, including goodwill, intangible assets and property and equipment at their estimated fair value. The determination of the estimated fair value of such assets required the use of significant unobservable inputs which would be considered Level 3 fair value measurements.

8.	Share Capital
Shares Capital Authorized
The Company has unlimited authorized shares of common stock at no par value.
Issued and Outstanding
The Company had the following share capital issuance activity (in thousands):

	Number of Shares	Value
Issuance of common shares on acquisition of Overland	8,557	$68,627
Issuance of common shares on acquisition of intangible assets	1,090	6,454
Issued on exercise of warrants	2,101	2,712
Issuance of common shares	1,235	8,512
Issued on conversion of convertible debt	333	2,500
Issued on exercise of options	247	148
Shares returned for payment on related party loan	(194)	(1,513)
Issued for future services	53	443
Issued for payment of related party debt interest	34	234
Shares issued for the year ended December 31, 2014	13,456	$88,117

Issuance of common shares for equity financing	6,173	$12,432
Issuance of common shares for acquisition	1,529	6,147
Issued on release of restricted stock units	1,239	(231)
Issued for payment of related party debt interest	668	1,560
Issued for adjustment warrants	394	—
Issued on exercise of warrants	349	1,265
Issued on exercise of options	292	225
Shares issued for the year ended December 31, 2015	10,644	$21,398
The Company has outstanding warrants to purchase up to 9,078,421 common shares of the Company. In connection with the 2014 acquisition of Overland, warrants to purchase up to 1,323,897 of common shares were issued in exchange for outstanding Overland warrants. Warrants to purchase up to 947,777 of such shares expired in February 2015. The remaining warrants to purchase up to 376,120 shares expire in March 2016 and have an exercise price of $18.44 per share. These warrants have no anti-dilution provisions.
In October 2014, the Company issued 1,235,325 common shares of the Company and 617,663 common share purchase warrants of the Company upon exercise of 1,176,500 special warrants issued in June 2014. At December 31, 2014, the Company has outstanding warrants to purchase up to 617,663 common shares under the June 2014 warrant issuance. The warrants expire in June 2016 and have an exercise price of $9.89 per share. These warrants have no anti-dilution provisions.
In February 2015, the Company issued warrants to purchase up to 100,000 common shares to FBC Holdings in connection with draws on the Company’s related party credit facility with FBC Holdings. The warrants expire in February 2018 and have an exercise price of $4.50 per share. These warrants have no anti-dilution provisions.

In March 2015, the Company issued warrants to purchase up to 200,000 common shares to FBC Holdings in connection with draws on the Company’s related party credit facility with FBC Holdings. The warrants expire in March 2018 and have an exercise price of: (i) in the case of 100,000 of the warrants, $7.21 per share; and (ii) in the case of 100,000 of the warrants, $5.02 per share. These warrants have no anti-dilution provisions.
In May and June 2015, the Company completed private placements for a total of 1,621,250 common shares of the Company and warrants to purchase up to 1,621,250 common shares for a gross purchase price of approximately $5.2 million. The purchase price for one common share and a warrant to purchase one common share was $3.20. The warrants have an exercise price of $4.00 per share and a five-year term. These warrants have no anti-dilution provisions. The Company filed a registration statement to register the resale of the shares to be issued in the offering and the shares issuable upon exercise of the warrants with the U.S. Securities and Exchange Commission (“SEC”).
In August 2015, the Company completed a private placement of 606,060 common shares of the Company and warrants to purchase up to 606,060 common shares for a gross purchase price of approximately $2.0 million. The purchase price for one common share and a warrant to purchase one common share was $3.30. The warrants had an exercise price of $3.30 per share and a five-year term. The Company has the right to force the exercise of the warrants if the weighted average price of the common shares for 10 consecutive trading days exceeds 400% of $2.33. In September 2015, the Company issued an additional 252,308 common shares and 252,308 warrants to purchase 252,308 common shares in conjunction with the price protection clause in effect through December 31, 2015 and the equity financing completed in September 2015. In December 2015, the Company issued an additional 141,631 common shares and 141,631 warrants to purchase 141,631 common shares in conjunction with the price protection clause and the equity financing completed in December 2015. The purchase price for one common share and a warrant to purchase one common share was adjusted to $2.33. The Company filed a registration statement to register the resale of the shares to be issued in the offering and the shares issuable upon exercise of the warrants with the SEC.
In September and October 2015, for an aggregate offering price of approximately $3.3 million, the Company entered into subscription agreements with certain investors party thereto pursuant to which the Company issued to the investors, in the aggregate, 1,417,961 of the Company’s common shares, warrants exercisable to purchase up to 354,490 common shares, and adjustment warrants (the “Adjustment Warrants”). The purchase price for one common share, a warrant to purchase one quarter of one common share (the “Warrant Shares”), and an Adjustment Warrant was $2.33. Each warrant has an initial exercise price of $2.33 per Warrant Share. The Adjustment Warrants become exercisable to purchase a number of common shares to be determined at such time following an additional financing by the Company prior to December 31, 2015. The warrants are immediately exercisable and have a five-year term. Each Adjustment Warrant has an initial exercise price of $0.01 per common share. In December 2015, the Company issued an additional 1,297,435 warrants to purchase 1,297,435 common shares in conjunction with the price protection clauses in effect through December 31, 2015 and the equity financing completed in December 2015. Each warrant has an exercise price of $2.33. In December 2015, the Company issued 233,964 Adjustment Warrants to purchase 233,964 common shares in conjunction with the equity financing completed in December 2015. In January 2016, 226,539 Adjustment Warrants were exercised at $0.01 per common share. The remaining Adjustment Warrants will expire on March 31, 2016.
In December 2015, the Company completed an equity financing of 2,527,500 common shares and warrants to purchase up to 2,527,500 common shares for a gross purchase price of approximately $5.1 million. The purchase price for one common share and a warrant to purchase one common share was $2.00. The warrants have an exercise price of $2.50 per share and a five-year term. The Company has the right to force the exercise of the warrants if the weighted average price of the common shares for 10 consecutive trading days exceeds 400% of $1.79. Warrants to purchase up to 1,500,000 common shares include a one-time adjustment provision, as defined in the agreement, which provides that the exercise price will be automatically adjusted, if the adjustment price as calculated on May 28, 2016, is less than $2.50. At December 31, 2015, the warrant is recorded as a liability and is included in other current liabilities.
In December 2015, the Company issued warrants to purchase up to 500,000 common shares to FBC Holdings in connection with draws on the Company’s related party credit facility with FBC Holdings. The warrants expire in December 2018 and have an exercise price of $1.54 per share.

In February 2016, in connection with our November 2015 convertible note modification and certain specified terms, the Company issued to the holder of the convertible note a warrant to purchase 500,000 common shares of the Company at a price of $1.62.
The Company had the following warrants to purchase common shares outstanding (in thousands):

Number of Warrants
Outstanding at January 1, 2014	2,528
Assumption of warrants from Overland	1,324
Granted	668
Exercised	(2,101)
Outstanding at December 31, 2014	2,419
Granted	8,085
Exercised	(349)
Expired	(1,077)
Outstanding at December 31, 2015	9,078

9.	Equity Incentive Plan
In June 2015, the shareholders approved the adoption of our 2015 Performance Incentive Plan (“2015 Plan”), initially authorizing the award of up to approximately 8.8 million common shares pursuant to the 2015 Plan, and our Employee Stock Purchase Plan (“ESPP”), authorizing the purchase of up to 2.0 million common shares by employees under the plan. As of December 31, 2015, there were no active ESPP participants. The 2015 Plan authorizes the board of directors to grant stock and options awards to directors, employees and consultants. The exercise price of each award is based on the market price of the Company’s stock at the date of grant. Option awards can be granted for a maximum term of up to 10 years and vest as determined by the Company’s Board of Directors. As of December 31, 2015, the Company had reserved 8.6 million shares of common stock for issuance.
Stock Options
The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model, which uses the weighted-average assumptions noted in the following table:

	Year Ended December 31,
	2015	2014
Expected volatility	93.0%	97.0%
Risk-free interest rate	1.5%	1.7%
Dividend yield	—	—
Expected term (in years)	4.7	3
The expected volatility was based on the Company’s historical stock price. The Company applies a forfeiture rate based on historical pre-vesting option cancellations. The risk-free interest rate is determined based upon a constant maturity U.S. Treasury security with a contractual life approximating the expected term of the option. The expected term of options granted is estimated based on a number of factors, including but not limited to the vesting term of the award, historical employee exercise behavior, the expected volatility of the Company’s stock and an employee’s average length of service.

Options typically vest over three years from the original grant date. Option activity is summarized below (shares and aggregate intrinsic value in thousands):

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2014	2,810	$1.11
Granted	735	$7.08
Options assumed from acquisition	168	$17.19
Exercised	(246)	$0.58
Forfeited	(74)	$4.51
Options outstanding at December 31, 2014	3,393	$3.08
Granted	770	$2.71
Exercised	(293)	$0.77
Forfeited	(156)	$13.26
Options outstanding at December 31, 2015	3,714	$2.43	6.83	$1,660
Vested and expected to vest at December 31, 2015	3,649	$2.41	6.95	$1,654
Exercisable at December 31, 2015	2,802	$2.27	6.91	$1,437
The following table summarizes information about the Company’s stock options (in thousands, except per share amounts):

	Year Ended December 31,
	2015	2014
Weighted-average grant date fair value per share of options granted with exercise prices:
Equal to fair value	$2.71	$7.08
Intrinsic value of stock options exercised	$1,053	$1,641
Cash received upon exercise of stock options	$225	$148

Restricted Stock Units
The 2015 Plan authorizes the grant of restricted stock to employees, directors, and consultants. In December 2014, in connection with the acquisition of Overland, the Company assumed 673,776 RSUs, of which 359,482 units became vested at the close of the acquisition and were included in the purchase price. These 359,482 units were released in 2015. The fair value of each assumed restricted stock unit was the market price of the Company’s stock on the date of the Overland acquisition, or $7.71.
The following table summarizes information about RSU activity (in thousands, except per share amounts):

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding — January 1, 2014	—	$—
Awards assumed from acquisition	674	7.71
Forfeited	(1)	7.71
Outstanding — December 31, 2014	673	7.71
Granted	6,391	3.56
Vested and released	(1,308)	5.27
Forfeited	(138)	4.71
Outstanding — December 31, 2015	5,618	$3.66
The estimated fair value of RSUs was based on the market value of the Company’s common shares on the date of grant. RSUs typically vest over a three year period from the original date of grant. The total intrinsic value of RSUs vested during the years ended December 31, 2015 and 2014 was approximately $14,000 and zero, respectively.
For the years ended December 31, 2015 and 2014, the Company recognized $5.7 million and $0.2 million, respectively, for share-based compensation expense related to restricted stock awards.
Share-Based Compensation Expense
The Company recorded the following compensation expense related to its share-based compensation awards (in thousands):

	Year Ended December 31,
	2015	2014
Cost of product sales	$183	$—
Sales and marketing	3,090	1,072
Research and development	1,050	22
General and administrative	2,831	2,159
Total share-based compensation expense	$7,154	$3,253
There was $9,000 and $347,000 of share-based compensation capitalized as development costs for the years ended December 31, 2015 and 2014, respectively. As of December 31, 2015, there was a total of $18.1 million of unrecognized compensation expense related to unvested equity-based compensation awards. The expense associated with non-vested restricted stock units and options awards granted prior to December 31, 2015 is expected to be recognized over a weighted-average period of 1.5 years.

10.	Net Loss per Share
Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the period. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.
Anti-dilutive common share equivalents excluded from the computation of diluted net loss per share were as follows (in thousands):

	December 31,
	2015	2014
Common stock purchase warrants	9,078	2,419
Convertible notes	6,500	2,451
Restricted stock not yet vested and released	5,618	673
Options outstanding	3,714	3,393
Convertible notes interest	2,316	657
VDI earn-out liability	—	1,051

11.	Income Taxes
The Company recognizes the impact of an uncertain income tax position on its income tax return at the largest amount that is “more likely than not” to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained.
The following is a summary of the changes in the amount of unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2015	2014
Unrecognized tax benefits at the beginning of the period	$673	$—
Increase related to prior periods	—	673
Unrecognized tax benefits	$673	$673
At December 31, 2015, there were no unrecognized tax benefits presented as a component of long-term liabilities in the accompanying consolidated balance sheet. At December 31, 2015, there was $0.7 million presented as a reduction of the related deferred tax asset for which there is full valuation allowance, of which $0.5 million will affect the effective tax rate if recognized. However, the portion that would be recognized as an increase to deferred tax assets may result in a corresponding increase in the valuation allowance at the time of recognition resulting in no net effect to the effective tax rate, depending upon the Company’s assessment of the likelihood of realization of the tax benefits at the time they are recognized.
The Company believes it is reasonably possible that, within the next 12 months, the amount of unrecognized tax benefits may remain unchanged. The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. The Company had no material accrual for interest and penalties on its consolidated balance sheets at December 31, 2015 and 2014, and recognized no interest and/or penalties in the consolidated statements of operations for the years ended December 31, 2015 and 2014.

The components of loss before income taxes were as follows (in thousands):

	Year Ended December 31,
	2015	2014
Domestic	$(8,549)	$(11,038)
Foreign	(40,044)	(1,642)
Total	$(48,593)	$(12,680)
The provision for income taxes includes the following (in thousands):

	Year Ended December 31,
	2015	2014
Current:
Federal	$—	$—
State	—	—
Foreign	266	45
Total current	266	45
Deferred:
Federal	—	—
Foreign	(1,632)	(3)
Total deferred	(1,632)	(3)
Provision for income taxes	$(1,366)	$42
A reconciliation of income taxes computed by applying the federal statutory income tax rate of 26.5% to loss before income taxes to the total income tax (benefit) provision reported in the accompanying consolidated statements of operations is as follows (in thousands):

	Year Ended December 31,
	2015	2014
Income tax at statutory rate	$(12,877)	$(3,360)
Foreign rate differential	(2,038)	(354)
Increase in valuation allowance	12,689	2,952
Share-based compensation expense	1,567	812
Other differences	(707)	(8)
(Benefit from) provision for income taxes	$(1,366)	$42

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are shown below. A full valuation allowance has been recorded, as realization of such assets is uncertain. Deferred income taxes are comprised as follows (in thousands):

	December 31,
	2015	2014
Deferred tax assets:
Net operating loss carryforward:	$82,636	$71,146
Intangible assets	1,198	(609)
Tax credits	3,380	3,377
Inventory	2,344	3,130
Share-based compensation	852	1,347
Warranty and extended warranty	1,924	1,058
Other	1,182	1,377
Deferred tax asset, gross	93,516	80,826
Valuation allowance for deferred tax assets	(93,516)	(80,826)
	—	—
Deferred tax liabilities	(2,755)	(4,387)
Net deferred tax liabilities	$(2,755)	$(4,387)
At December 31, 2015, the Company had Canadian net operating loss carryforwards of $12.7 million. These carryforwards will begin expiring in 2031, unless previously utilized.
At December 31, 2015, the Company had U.S. federal and state net operating loss carryforwards of $198.5 million and $118.0 million, respectively. These amounts include share-based compensation deductions of $1.0 million that will be recorded to contributed capital when realized. The remaining federal net operating loss will begin expiring in 2022 unless previously utilized. State net operating loss carryforwards began expiring in 2016 unless previously utilized.
The Company’s ability to use its U.S. federal and state net operating loss and research and development credit carryforwards may be substantially limited due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended, as well as similar state provisions. The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company became a “loss corporation” under the definition of Section 382. Due to the existence of the valuation allowance, it is not expected that any possible limitation will have an impact on the results of operations or financial position of the Company.
At December 31, 2015, the Company had federal and California research and development tax credit carryforwards totaling $1.2 million and $3.4 million, respectively. The California research credit may be carried forward indefinitely. The federal research credit will begin expiring in 2024 unless previously utilized. In addition, the Company has foreign tax credit totaling $0.3 million, which began expiring in 2016 unless previously utilized. The Company has federal alternative minimum tax credit carryforwards totaling $0.2 million which can be carried forward indefinitely.

12.	Related Party Transactions
In July 2013, the Company entered into a supply agreement, and a technology license agreement, with Overland. As payments under the supply agreement, Sphere 3D issued common shares with a value as of the date of issuance equal to zero and $0.5 million to Overland during each of the years ended December 31, 2015 and 2014, respectively.
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
The Company recognized zero and $0.8 million in revenue related to these agreements during the years ended December 31, 2015 and 2014, respectively. The Company made purchases of $1.4 million from Overland related to the supply agreement prior to the acquisition of Overland on December 1, 2014. No amounts were included in other current assets and accounts payable under these agreements as of December 31, 2015 and 2014.
The Company recognized zero and $0.2 million in interest income from a promissory note due from Overland during the years ended December 31, 2015 and 2014, respectively. No amounts were included in other current assets for interest income as of December 31, 2015 and 2014.
Legal and professional services of $0.5 million and $0.1 million were provided by affiliates of the Company during the years ended December 31, 2015 and 2014, respectively. As of December 31, 2015 and 2014, accounts payable and accrued liabilities included $0.2 million due to related parties.

13.	401K Plan
The Company maintains an employee savings and retirement plan (the “401(k) Plan”) covering all of the Company’s employees. The 401(k) Plan permits but does not require matching contributions by the Company on behalf of participants. The Company does not make matching contributions.

14.	Commitments and Contingencies
Leases
The Company leases various office space, production facilities, and vehicles under non-cancelable operating leases that expire in various years through 2021. Future minimum lease payments as of December 31, 2015 under these arrangements are as follows (in thousands):

Minimum Lease Payments
2016	$1,620
2017	843
2018	559
2019	552
2020	195
Thereafter	18
Total	$3,787
Rent expense under non-cancelable operating leases is recognized on a straight-line basis over the respective lease terms and was $2.1 million and $0.3 million for the years ended December 31, 2015 and 2014, respectively.
Letters of credit
During the ordinary course of business, the Company provides standby letters of credit to third parties as required for certain transactions initiated by the Company. As of December 31, 2015, the Company’s had standby letters of credit of $0.6 million that were not recorded on the Company’s consolidated balance sheets.

Warranty and Extended Warranty
The Company had $0.6 million and $0.9 million in deferred costs included in other current and non-current assets related to deferred service revenue at December 31, 2015 and 2014, respectively. Changes in the liability for product warranty and deferred revenue associated with extended warranties and service contracts were as follows (in thousands):

	Product Warranty	Deferred Revenue
Liability at January 1, 2014	$—	$—
Liabilities assumed from acquisition	1,451	8,538
Settlements made during the period	(106)	(1,063)
Change in liability for warranties issued during the period	42	1,467
Change in liability for pre-existing warranties	50	6
Liability at December 31, 2014	1,437	8,948
Liabilities assumed from acquisition	20	—
Settlements made during the period	(224)	(8,952)
Change in liability for warranties issued during the period	398	7,047
Change in liability for pre-existing warranties	(602)	—
Liability at December 31, 2015	$1,029	$7,043
Current liability	$652	$5,405
Non-current liability	377	1,638
Liability at December 31, 2015	$1,029	$7,043
Litigation
The Company is, from time to time, subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending proceedings will not have a material effect on the Company’s results of operations, financial position or cash flows.
Patent Litigation Funding Agreement
In December 2010, we entered into a litigation funding agreement (the “Funding Agreement”) with Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. (collectively, the “Special Situations Funds”) pursuant to which the Special Situations Funds agreed to fund certain patent litigation brought by the Company. In May 2014, the Special Situations Funds filed a complaint against us in the Supreme Court for New York County, alleging breach of the Funding Agreement. The Special Situations Funds allege that our January 2014 acquisition of Tandberg Data entitled the Special Situation Funds to a $6.0 million payment under the Funding Agreement, and therefore the Company’s refusal to make the payment constitutes a breach of the Funding Agreement by us. In November 2014, the Special Situations Funds amended their complaint to allege that we breached the Funding Agreement’s implied covenant of good faith and fair dealing by settling the patent litigation with BDT in bad faith to avoid a payment obligation under the Funding Agreement.  The Special Situations Funds are seeking $6.0 million in contractual damages as well as costs and fees. We believe the lawsuit to be without merit and intend to vigorously defend against the action. Discovery has closed, and the parties are briefing motions for summary judgment.

Patent Infringement
In June 2012, Overland filed patent infringement lawsuits in the United States (“U.S.”) District Court for the Southern District of California against Spectra Logic Corporation (“Spectra Logic”), based in Boulder, Colorado and Qualstar Corporation (“Qualstar”), based in Simi Valley, California. In the Spectra Logic case, Overland claimed infringement of U.S. Patent Nos. 6,328,766 and 6,353,581. In the Qualstar case, Overland claimed infringement of U.S. Patent No. 6,328,766. In August 2015, Overland and Spectra Logic entered into a settlement agreement to resolve all litigation, and the litigation has now been dismissed. In August 2015, Overland dismissed its claims against Qualstar.
In May 2013, Safe Storage LLC (“Safe Storage”), a Delaware limited liability company, filed a complaint against Overland in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,978,346 by our products. Safe Storage is seeking monetary damages from us and injunctive relief. In January 2015, the Delaware district court entered an order staying Safe Storage’s case against us pending the outcome of a Petition for Inter Partes Review of the claims of U.S. Patent No. 6,978,346 filed by defendants in other Safe Storage litigation (IPR2014-00901). On December 9, 2015, a Final Decision was issued in the Inter Partes Review proceeding finding the challenged claims to be patentable over the cited prior art. Those defendants have the right to appeal the decision to the Court of Appeals for the Federal Circuit. On January 8, 2016, Safe Storage filed an opposed motion to lift the stay in the case. On March 11, 2016, the Court denied the motion and ruled that the stay will remain in place until any appeal of the IPR proceeding is resolved.
Merger
In May 2014, we announced that we had signed an agreement and plan of merger with Overland. Since the merger was announced, four separate putative shareholder class action lawsuits were filed against us, Overland, and all of its directors in the California Superior Court in and for the County of San Diego (the “Court”). Three of the lawsuits also named Cyrus Capital Partners, the majority shareholder of Overland, as a defendant. On June 25, 2014, the Court entered an order providing for the consolidation of all cases relating to Overland’s decision to enter into the merger agreement with Sphere 3D. These cases have been consolidated before a single judge and are referred to as In re Overland Storage Inc., Shareholder Litigation, Lead Case No. 37-2014-00016017-CU-SL-CTL (the “Consolidated Action”). On July 30, 2014, the plaintiffs filed their consolidated amended complaint. The lawsuit alleged breaches of fiduciary duties and conflicts of interest against Overland’s directors relating to the merger process, the terms of the merger agreement, and the consideration to be received by Overland’s shareholders under the terms of the merger agreement. The lawsuit alleged that we and the other defendants aided and abetted the purported breaches of fiduciary duties by Overland’s directors. The relief sought included an injunction prohibiting the consummation of the merger, rescission of the merger to the extent already implemented or rescissory damages, damages, and an award of attorneys’ fees and costs.
On October 13, 2014, the plaintiffs and the defendants entered into a memorandum of understanding (the “Memorandum of Understanding”) to settle the Consolidated Action subject to court approval. The Memorandum of Understanding provided, among other things, for the inclusion of supplemental disclosures in Amendment No. 2 to the Registration Statement on Form F-4 that was filed with the SEC on October 14, 2014. On April 20, 2015, as provided in the Memorandum of Understanding, the plaintiffs and the defendants entered into a stipulation of settlement (the “Stipulation”) to settle the Consolidated Action subject to court approval. The settlement terms in the Stipulation were as had been provided for in the Memorandum of Understanding. On June 26, 2015, the Court preliminarily approved the proposed settlement, and on October 2, 2015, the Court granted final settlement approval and dismissed the litigation as provided for in the settlement.
Other
On April 9, 2015, Imation filed a complaint in Minnesota state court alleging claims for declaratory relief, breach of contract, and tortious interference with contract against Tandberg Data Corp., Tandberg Data Holdings S.a.r.L., Overland Storage, Inc., and Sphere 3D Corp. (collectively “Defendants”) related to Imation’s RDX business. In the lawsuit, Imation accuses Defendants of anticipatory breach of an RDX-related license agreement that Imation entered into with ProStor Systems, Inc. (“ProStor”) in 2006. This lawsuit was dismissed with prejudice on August 11, 2015 in connection with the Company’s purchase of the assets related to the RDX® removable disk product lines and existing related inventory assets from Imation.

In April 2015, we filed a proof of claim in connection with bankruptcy proceedings of V3 Systems, Inc. (“V3”) based on breaches by V3 of the Asset Purchase Agreement entered into between V3 and the Company dated February 11, 2014 (the “APA”). On October 6, 2015, U.S. Dissolution Liquidating Trust (“UD Trust”), the apparent successor to V3, filed a complaint against us and certain of our current and former directors in the U.S. Bankruptcy Court for the District of Utah Central Division objecting to our proof of claim and asserting claims for affirmative relief against us and our directors. This complaint alleges, among other things, that Sphere breached the APA and engaged in certain other actions and/or omissions that caused V3 to be unable to timely sell the Sphere common shares received by V3 pursuant to the APA. The plaintiff seeks, among other things, monetary damages for the loss of the potential earn-out consideration, the value of the common shares held back by us pursuant to the APA and costs and fees. We believe the lawsuit to be without merit and intend to vigorously defend against the action.
On December 23, 2015, we filed a motion seeking to dismiss the majority of the claims asserted by the UD Trust. On January 13, 2016, we filed a counterclaim against the UD Trust in which we allege that V3 breached numerous provisions of the APA. In addition, we filed a motion seeking to withdraw the reference to the Bankruptcy Court and to instead have this dispute decided by the U.S. District Court for the District of Utah.

15.	Segment Disclosure
The Company reports segment information as a single reportable business segment based upon the manner in which related information is organized, reviewed, and managed. The Company operates in one segment providing data storage and desktop virtualization solutions for small and medium businesses and distributed enterprises. The Company conducts business globally, and its sales and support activities are managed on a geographic basis. Our management reviews financial information presented on a consolidated basis, accompanied by disaggregated information it receives from its internal management system about revenues by geographic region, based on the location from which the customer relationship is managed, for purposes of allocating resources and evaluating financial performance.
Information about Products and Services
The following table summarizes net revenue (in thousands):

	Year Ended December 31,
	2015	2014
Disk systems	$39,836	$8,518
Tape automation systems	12,764	1,868
Tape drives and media	12,914	1,815
Service	10,651	1,268
Total	$76,165	$13,469

Information about Geographic Areas
The Company markets its products domestically and internationally, with its principal international market being Europe. Revenue is attributed to the location to which the product was shipped. The Company divides its worldwide sales into three geographical regions: the Americas, consisting of U.S., Canada and Latin America; EMEA, consisting of Europe, the Middle East and Africa; and APAC, consisting of Asia Pacific countries.
The following table summarizes net revenue by geographic area (in thousands):

	Year Ended December 31,
	2015	2014
EMEA	$39,331	$7,172
Americas	25,284	4,749
APAC	11,550	1,548
Total	$76,165	$13,469
During 2015 and 2014, there were two geographic areas with specific concentrations of net revenues greater than 10%. Revenues from customers in the U.S. comprised $19.1 million and $3.8 million of Americas net revenues during the year ended December 31, 2015 and 2014, respectively. Revenue from customers in Germany accounted for $17.2 million and $1.9 million of EMEA’s net revenues during the year ended December 31, 2015 and 2014, respectively.
The following table presents property and equipment information for geographic areas based on the physical location of the assets (in thousands):

	Year Ended December 31,
	2015	2014
Europe	$1,779	$2,038
Americas	1,584	1,340
Asia Pacific	609	1,049
Total	$3,972	$4,427

16.	Subsequent Event
On March 25, 2016, the Company entered into a Warrant Exchange Agreement with an existing holder of 3,031,249 warrants to purchase 3,031,249 common shares of the Company. The holder agreed to exchange all of their existing warrants for new warrants of 7,199,216 entitling the holder to purchase up to, in aggregate, 7,199,216 common shares of the Company at an exercise price of $1.22. On March 25, 2016, the holder exercised 3,031,249 of the new warrants for 3,031,249 common shares of the Company. The Company received $3.7 million in proceeds from the exercise of the new warrants. The expiration date for the remaining balance of the new warrants is March 25, 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following annual management’s discussion and analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements and the accompanying notes of Sphere 3D Corp. (the “Company”) for the year ended December 31, 2015. The consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “Sphere 3D”, “we”, “our”, “us” or similar terms refers to Sphere 3D Corp. and its subsidiaries. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. This MD&A includes forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward-looking statements are not guarantees of performance and our actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to: our ability to raise additional capital to fund operations; our ability to successfully integrate the business of Overland Storage, Inc. (“Overland”) with our other businesses; our ability to maintain and increase sales volumes of our products; our ability to continue to control costs and operating expenses; our ability to generate cash from operations; the ability of our suppliers to provide an adequate supply of components for our products at prices consistent with historical prices; our ability to repay our debt as it comes due; our ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by our competitors; our ability to maintain strong relationships with branded channel partners; customers’, suppliers’, and creditors’ perceptions of our continued viability; rescheduling or cancellation of customer orders; loss of a major customer; our ability to enforce our intellectual property rights and protect our intellectual property; general competition and price measures in the market place; unexpected shortages of critical components; worldwide information technology spending levels; and general economic conditions. Further, our customers may use our products in ways that may infringe the intellectual property rights of third parties and/or require a license from third parties. Although we encourage our customers to use our products only in a manner that does not infringe third party intellectual property rights, and we know that most of our clients do so, we cannot guarantee that such third parties will not seek remedies against us for providing products that may enable our customers to infringe the intellectual property rights of others. For more information on these risks, you should refer to the Company’s filings with the securities regulatory authorities, including the Company’s most recently filed annual information form, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. In evaluating such statements we urge you to specifically consider various factors identified in this report, any of which could cause actual results to differ materially from those indicated by such forward-looking statements. Forward-looking statements speak only as of the date of this report and we undertake no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this report. Actual events or results may differ materially from such statements. The Company has been informed that the disclosure of goals or guidance to the public may constitute forward looking information (“FLI”) under applicable Canadian securities laws. Under such rules the Company would be required to describe in detail the material factors and assumptions supporting such FLI. The Company believes that in this case such additional details would include commercially sensitive information about the Company’s products and services. This competitively sensitive information relating to the Company and potentially the Company’s partners could cause material harm to the Company if made available. In addition this type of disclosure could be in violation of existing non-disclosure agreements with partners and/or customers. As such, and as per the requirements of SN51-721, the Company has withdrawn the FLI disclosed in its press release from February 17, 2015.
Overview
Sphere 3D delivers containerization and virtualization technologies along with data management products that enable workload-optimized solutions. We achieve this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. Sphere 3D’s value proposition is simple and direct—we allow organizations to deploy a combination of public, private, or hybrid cloud strategies while backing them up with storage solutions.

Sphere 3D, through the design of a proprietary virtualization software, created its own platform, Glassware 2.0TM (“Glassware”), for the delivery of applications from a server-based computing architecture. This is accomplished through a number of unique approaches to virtualization utilized by Glassware including the use of software “containers” and “microvisors”. A container refers to software that takes an application and all the things required to run that application and encapsulates them with software. By doing so, users can run numerous applications from a single server and on a single copy of the operating system. A microvisor refers to the technology that allows non-Windows® based applications to run on the same servers as Windows software through the use of a lightweight emulator.
Current Year Acquisition. In August 2015, we completed an acquisition of assets related to the RDX® removable disk product lines from Imation Corp. (“Imation”). We issued 1,529,126 common shares with an approximate value of $6.1 million, and a warrant exercisable for 250,000 additional common shares exercisable in connection with certain purchase price adjustments under the asset purchase agreement. In February 2016, the warrant was exercised and as a result we issued 250,000 common shares at $0.01 to Imation.
Prior Year Acquisition. In December 2014, we completed our acquisition of Overland, a provider of data storage and data protection solutions in exchange for common shares, and Overland became a wholly-owned subsidiary of the Company. Our financial position and operating performance include the financial position and operating performance of Overland from and after December 2, 2014.
In December 2014, we adopted accounting principles generally accepted in the United States of America (“GAAP”). Prior to December 2, 2014, the consolidated financial statements of the consolidated entity were prepared and presented in accordance with International Financial Reporting Standards (“IFRS”). The differences between IFRS and GAAP for Sphere 3D were not material, except for share-based compensation which resulted in additional expense of $0.7 million in 2014. Our 2014 annual filing and related re-filed quarterly filings were filed in GAAP and in U.S. dollars, and included such adjustments.
Purchase of VDI Technology. In March 2014, we acquired from V3 Systems certain Virtual Desktop Infrastructure (“VDI”) technology, including V3 Desktop Cloud Orchestrator® software, which allows administrators to manage local, cloud hosted, or hybrid virtual desktop deployments, and purpose-built, compact, efficient, and easy-to-manage servers.
Generation of revenue. We generate the majority of our revenue from sales of our disk systems, and data management and storage products. The balance of our revenue is provided by selling maintenance contracts and rendering related services. The majority of our sales are generated from sales of our branded products through a worldwide channel, which includes systems integrators and value-added resellers. Glassware software sales were not material in 2015 and 2014.
We reported net revenue of $76.2 million for 2015, compared with $13.5 million for 2014. We reported a net loss of $47.2 million, or $1.24 per share, for 2015 compared with a net loss of $12.7 million, or $0.53 per share, for 2014.
Cost of Sales. Our cost of sales have been primarily comprised of the cost of materials and components purchased from our suppliers, assembly labor and overhead costs, product transportation costs and other supply chain management costs.
Selling, Marketing, and Administration Expenses. Our selling and marketing expenses consist primarily of costs relating to our sales and marketing activities, including salaries and related expenses, customer support, advertising, trade shows, and other promotional activities. We offer various cooperative marketing programs to assist our sales channel to market and sell our products which are included as part of selling and marketing expenses. Our administration expenses consist of costs relating to people services, information systems, legal and finance functions, professional fees, insurance, stock-based compensation, and other corporate expenses.
Research and Development Expenses. Research and development expenses consist primarily of salaries and related expenses for software and hardware engineering and technical personnel as well as materials and consumables used in product development.

Recent Legal Developments
In October 2015, the court in the previously disclosed consolidated action relating to our merger with Overland Storage, Inc. approved the terms of the class action settlement and the merger litigation was dismissed with prejudice. The consolidated action had alleged breaches of fiduciary duties and conflicts of interest against Overland’s directors relating to the merger process, the terms of the merger agreement, and the consideration to be received by Overland’s shareholders under the terms of the merger agreement.
In May 2013, Safe Storage LLC (“Safe Storage”), a Delaware limited liability company, filed a complaint against Overland in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,978,346 by our products. Safe Storage is seeking monetary damages from us and injunctive relief. In January 2015, the Delaware district court entered an order staying Safe Storage’s case against us pending the outcome of a Petition for Inter Partes Review of the claims of U.S. Patent No. 6,978,346 filed by defendants in other Safe Storage litigation (IPR2014-00901). On December 9, 2015, a Final Decision was issued in the Inter Partes Review proceeding finding the challenged claims to be patentable over the cited prior art. Those defendants have the right to appeal the decision to the Court of Appeals for the Federal Circuit. On January 8, 2016, Safe Storage filed an opposed motion to lift the stay in the case. On March 11, 2016, the Court denied the motion and ruled that the stay will remain in place until any appeal of the IPR proceeding is resolved.
In April 2015, we filed a proof of claim in connection with bankruptcy proceedings of V3 Systems, Inc. (“V3”) based on breaches by V3 of the Asset Purchase Agreement entered into between V3 and the Company dated February 11, 2014 (the “APA”). On October 6, 2015, U.S. Dissolution Liquidating Trust (“UD Trust”), the apparent successor to V3, filed a complaint against us and certain of our current and former directors in the U.S. Bankruptcy Court for the District of Utah Central Division objecting to our proof of claim and asserting claims for affirmative relief against us and our directors. This complaint alleges, among other things, that Sphere breached the APA and engaged in certain other actions and/or omissions that caused V3 to be unable to timely sell the Sphere common shares received by V3 pursuant to the APA. The plaintiff seeks, among other things, monetary damages for the loss of the potential earn-out consideration, the value of the common shares held back by us pursuant to the APA and costs and fees. We believe the lawsuit to be without merit and intend to vigorously defend against the action.
In December 2015, we filed a motion seeking to dismiss the majority of the claims asserted by the UD Trust. On January 13, 2016, we filed a counterclaim against the UD Trust in which we allege that V3 breached numerous provisions of the APA. In addition, we filed a motion seeking to withdraw the reference to the Bankruptcy Court and to instead have this dispute decided by the U.S. District Court for the District of Utah.

Results of Operations
The following table sets forth certain financial data as a percentage of net revenue:

	Year Ended December 31,
	2015	2014
Net revenue	100.0%	100.0%
Cost of revenue	70.3	60.4
Gross profit	29.7	39.6
Operating expenses:
Sales and marketing	30.9	38.3
Research and development	13.0	4.9
General and administrative	30.6	85.9
Impairment of acquired intangible assets	14.1	—
	88.6	129.1
Loss from operations	(58.9)	(89.5)
Interest expense	(4.1)	(3.3)
Other expense, net	(0.9)	(1.4)
Loss before income taxes	(63.9)	(94.2)
(Benefit from) provision for income taxes	(1.8)	0.3
Net loss	(62.1)%	(94.5)%
 A summary of the sales mix by product follows:

	Year Ended December 31,
	2015	2014
Disk systems	52.3%	63.2%
Tape automation systems	16.8	13.9
Tape drives and media	17.0	13.5
Service	13.9	9.4
Total	100.0%	100.0%
We divide our worldwide sales into three geographical regions: the Americas, consisting of the U.S., Canada and Latin America; EMEA, consisting of Europe, the Middle East and Africa; and APAC, consisting of Asia Pacific countries.
The following table summarizes net revenue by geographic area (in thousands):

	Year Ended December 31,
	2015	2014
EMEA	$39,331	$7,172
Americas	25,284	4,749
APAC	11,550	1,548
Total	$76,165	$13,469

Results of Operations – Comparison of Years Ended December 31, 2015 and 2014
In December 2014, we completed our acquisition of Overland, which added approximately 470 employees to our workforce and a wide variety of data protection products to our product mix. As such, overall increases from 2015 compared to 2014 are primarily from our Overland acquisition.
Net Revenue
We had revenue of $76.2 million during 2015 compared to $13.5 million during 2014. The increase in net revenue is a result of our acquisition of Overland in December 2014, which contributed significant product offerings in 2015. In addition, in August 2015, we completed an acquisition of Imation’s RDX® product line which accounted for 6.0% of net revenues in 2015. Original equipment manufacturer (“OEM”) net revenue accounted for approximately 16.9% and 11.1% of net revenue in 2015 and 2014, respectively. During 2014, we had $0.8 million of revenue that was earned from our related agreements with Overland.
Product Revenue
Net product revenue increased to $65.5 million during 2015 from $12.2 million during 2014. The increase of approximately $53.3 million resulted from our product offerings from our acquisition of Overland in December 2014 and $4.5 million from our RDX® product line which we acquired in August 2015.
Service Revenue
Net service revenue increased to $10.7 million during 2015 from $1.3 million during 2014. The increase of approximately $9.4 million was primarily due to service revenue generated by Overland which was acquired in December 2014.
Gross Profit
Overall gross profit increased to $22.6 million during 2015 compared to $5.3 million during 2014. The increase was due to increased sales volumes related to Overland which was acquired in December 2014. Gross margin at 29.7% for 2015 decreased from 39.6% for 2014 due to our transition to a company with worldwide operations and a significant increase in product sales as a result of our acquisition of Overland in December 2014.
Product Revenue
Gross profit on product revenue was $16.7 million in 2015 compared to $4.7 million during 2014. The increase of $12.0 million was due to increased sales volumes related to Overland which was acquired in December 2014 and our RDX® product line which we acquired in August 2015. Gross margin on product revenue of 25.5% for 2015 decreased from 38.2% for 2014 due to our transition to a company with worldwide operations, and a significant increase in product sales both as a result of our acquisition of Overland in December 2014 and of the RDX® product line in August 2015.
Service Revenue
Gross profit on service revenue during 2015 was $5.9 million compared to $0.6 million during 2014. The increase of $5.3 million was primarily due to our assumption of extended service contracts in connection with our acquisition of Overland in December 2014. Gross margin on service revenue was 55.7% for 2015 compared to 52.9% for 2014 due to higher margin service contracts we assumed in connection with our acquisition of Overland in December 2014.
Operating Expenses
Sales and Marketing Expense
Sales and marketing expenses were $23.6 million and $5.2 million for the years ended December 31, 2015 and 2014, respectively. The increase of $18.4 million was primarily due to an increase related to our acquisition of Overland in December 2014, which led to: (i) a $14.4 million increase in employee and related expenses associated with a higher average headcount; (ii) a $1.5 million increase in outside contractor fees; and (iii) a $2.0 million increase in share-based compensation.

Research and Development Expense
Research and development expenses were $9.9 million and $0.7 million for the years ended December 31, 2015 and 2014, respectively. The increase of $9.2 million was due to: (i) an increase of $6.3 million in employee and related expenses associated with an increase in average headcount from our acquisition of Overland in December 2014; (ii) a $0.7 million increase in share-based compensation; and (iii) a $0.4 million increase in outside contractor fees and development costs. During 2015 and 2014, we capitalized $0.1 million and $1.8 million, respectively, of development costs which was primarily made up of employee and related costs, development supplies, and share-based compensation.
General and Administrative Expense
General and administrative expenses were $23.3 million and $11.6 million for the years ended December 31, 2015 and 2014, respectively. The increase of $11.7 million was due to: (i) a $3.4 million increase in employee related expenses associated with an increase in average headcount related to our acquisition of Overland in December 2014; (ii) a $1.9 million increase in outside contractor fees; (iii) a $1.6 million increase in auditor and tax professionals’ fees primarily as a result of our expanded business operations caused by our acquisition of Overland in December 2014; (iv) a $1.6 million increase in bad debt expense; (v) a $0.8 million increase in amortization expense related to intangible assets; (vi) a $0.8 million increase in public reporting expenses including public relations; and (vii) a $0.7 million increase in share-based compensation, and (viii) a $0.6 million increase in legal and advisory expenses primarily related to transactional matters and litigation.
Impairment of Acquired Intangible Assets
Impairment of acquired intangible assets were $10.7 million and zero for the years ended December 31, 2015 and 2014, respectively. During the fourth quarter of 2015, we concluded that our lower net revenue due to timing of projected growth of products and integration of channel partner relationships from the acquisition of Overland could be indicators of impairment and, therefore, performed a third party impairment analysis. At December 31, 2015, as a result of the analysis, we recorded an impairment of $10.7 million of which $1.7 million related to developed technology, $4.1 million related to channel partner relationships, and $4.9 million related to trade names.
Non-Operating Expenses
Interest Expense
Interest expense was $3.1 million and $0.4 million for the years ended December 31, 2015 and 2014, respectively. The increase is related to interest expense for the $19.5 million convertible note with affiliates of Cyrus Capital Partners, a related party, and the $17.4 million outstanding on our credit facilities, $10.0 million of which was payable to affiliates of Cyrus Capital Partners.
Other Expense, Net.
Other expense, net, in 2015 was $0.7 million of expense compared to $0.2 million in 2014. The expense in 2015 was primarily related to realized foreign currency losses of $1.7 million, offset by other income of $1.0 million which included $0.5 million for revaluation of warrants.
Income Tax
Income tax benefit was $1.4 million for the year ended December 31, 2015, which primarily related to the deferred tax liabilities for the $10.7 million impairment on intangible assets recognized in 2015. In 2014, we had a minimal income tax provision related to foreign tax provisions.

Liquidity and Capital Resources
At December 31, 2015, we had a cash balance of $8.7 million, compared to $4.3 million at December 31, 2014. In 2015, we incurred a net loss of $47.2 million. At December 31, 2015, we had a balance of $19.5 million recorded as long-term debt owed to a related party. Our credit facilities provide for secured loans of up to $18.0 million which may be used to fund our working capital and our general business requirements. At December 31, 2015, our credit facilities balance was $17.4 million which was recorded as a current liability. In February 2016, the credit facility was amended to extend the scheduled maturity date from February 2016 to August 2016, and we entered into a fee letter with the lender, which we agreed to pay a fee in the amount of $40,000, as well as an additional amount of $150,000 (“Additional Fee”) payable under certain circumstances. The Additional Fee, at the option of the lender, is payable in cash or in the form of a warrant for the purchase of common shares, no par value, of the Company.
Cash management and preservation continue to be a top priority. We expect to incur negative operating cash flows as we continue to increase our sales volume, and during the continued period of integration for our acquisition of Overland completed in December 2014 as we work to combine the entities and improve operational efficiencies.
As of December 31, 2015, we had a working capital deficit of $9.9 million, reflecting increases in current assets and current liabilities of $4.4 million and $9.3 million, respectively. The increase in current assets is primarily attributable to a $4.4 million increase in cash related to our $5.1 million equity financing completed in December 2015. The increase in current liabilities is primarily attributable to a $12.5 million increase in current debt related to our credit facilities, offset by decreases of $1.4 million in accrued payroll and employee compensation and $1.2 million in deferred revenue.
In December 2015, we completed an equity financing of 2,527,500 common shares and warrants to purchase up to 2,527,500 common shares for a gross purchase price of approximately $5.1 million. The purchase price for one common share and a warrant to purchase one common share was $2.00. The warrants have an exercise price of $2.50 per share and a five-year term. We have the right to force the exercise of the warrants if the weighted average price of the common shares for 10 consecutive trading days exceeds 400% of $1.79. Warrants to purchase up to 1,500,000 common shares include a one-time adjustment provision, as defined in the agreement, which provides that the exercise price will be automatically adjusted, if the adjustment price as calculated on May 28, 2016, is less than $2.50.
In December 2015, related to our September and October 2015 subscription agreements, we issued an additional 1,297,435 warrants to purchase 1,297,435 common shares in conjunction with the price protection clauses in effect through December 31, 2015 and the equity financing completed in December 2015. Each warrant has an exercise price of $2.33.
On March 25, 2016, we entered into a Warrant Exchange Agreement with an existing holder of 3,031,249 warrants to purchase 3,031,249 common shares of the Company. The holder agreed to exchange all of their existing warrants for new warrants of 7,199,216 entitling the holder to purchase up to, in aggregate, 7,199,216 common shares of the Company at an exercise price of $1.22. On March 25, 2016, the holder exercised 3,031,249 of the new warrants for 3,031,249 common shares of the Company. We received $3.7 million in proceeds from the exercise of the new warrants. The expiration date for the remaining balance of the new warrants is March 25, 2021.
Management has projected that cash on hand, available borrowings under our credit facilities may not be sufficient to allow us to continue operations for the next 12 months. Significant changes from our current forecasts, including, but not limited to: (i) shortfalls from projected sales levels; (ii) unexpected increases in product costs; (iii) increases in operating costs; and (iv) changes to the historical timing of collecting accounts receivable could have a material adverse impact on our ability to access the level of funding necessary to continue our operations at current levels. If any of these events occur or if we are not able to secure additional funding, we may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects.

We have incurred losses from operations and negative cash flows from operating activities for the 12 months ended December 31, 2015, and such losses might continue for a period of time. Based upon our current expectations and projections for the next year, we believe that the Company may not have sufficient liquidity necessary to sustain operations for the next 12 months due to the maturity dates of the existing credit facilities. These factors, among others, raise doubt that the Company will be able to continue as a going concern. We are in process of pursuing options to replace the existing short term credit facilities. We have entered into a non-binding proposal with a commercial bank which sets forth proposed terms upon which such bank would provide us up to $20.0 million in debt financing. We are in the process of negotiating definitive documentation relating to the new proposed financing with the bank, which consummation will be subject to a number of customary closing conditions for a transaction of this nature. Assuming the closing of the financing, we expect to use portions of the proceeds to repay our existing credit facility with Silicon Valley Bank and to repay $5.0 million of our related party credit facility. We would also expect the remaining $5.0 million under our related party credit facility to be refinanced into the outstanding convertible note. As of the date of this report, uncertainty exists as to the ultimate completion of these proposed transactions, and there are no assurances that our negotiation efforts will result in any definitive agreements.
As a result of our recurring losses from operations and negative cash flows, the report from our independent registered public accounting firm regarding our consolidated financial statements for the year ended December 31, 2015 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.
During 2015, we used cash in operating activities of $23.2 million, compared to $8.5 million in 2014. The use of cash during 2015 was primarily a result of our net loss of $47.2 million offset by $24.8 million in non-cash items, which included a $10.7 million impairment of acquired intangible assets, share-based compensation, depreciation and amortization, provision for losses on accounts receivable, deferred tax benefit, and gain on warrant liability.
We used cash in investing activities of $0.6 million compared to $8.9 million in 2014. During 2015, capital expenditures totaled $0.4 million. Such expenditures were primarily associated with computer equipment to support product quality. During 2015, we capitalized $0.1 million of development costs as intangible assets. In 2014, we loaned $5.3 million, net, to Overland, capitalized $1.5 million of development costs as intangible assets, purchased $0.5 million of fixed assets primarily associated with computer equipment to support product development, and purchased $4.0 million of intangible assets related to developed technology. These were offset by $2.3 million of cash assumed from our acquisition completed in December 2014.
We generated cash from our financing activities of $28.3 million during 2015, compared to $16.5 million during 2014. During 2015, we received $14.5 million net, from the issuance of common stock for equity financings, $10.0 million from draws on our related party credit facility, $2.5 million from draws on our credit facility, and $1.3 million from the exercise of warrants. During 2014, we received $8.5 million net, from the issuance of common stock, $5.0 million from a note payable with a related party, and $2.7 million from the exercise of warrants.

Contractual Obligations and Commitments
Contractual Obligations and Commitments
The following schedule summarizes our contractual obligations to make future payments at December 31, 2015 (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt — related party, including interest(1)	$33,455	$12,010	$21,445		$—
Credit facility	7,391	7,391	—	—	—
Operating lease obligations (2)	3,787	1,620	1,402	747	18
Purchase obligations(3)	2,503	2,503	—	—	—
Total contractual obligations	$47,136	$23,524	$22,847	$747	$18
Other commercial commitments:
Letters of credit	$623	$563	$60	$—	$—
________________

(1)
Long-term debt includes our related party notes. Interest payments have been calculated using the amortization profile of the debt outstanding at December 31, 2015, taking into account the fixed rate paid at year end.

(2)	Represents contractual lease obligations under non-cancelable operating leases.

(3)
Represents purchase orders for inventory and non-inventory items entered into prior to December 31, 2015, with purchase dates extending beyond January 1, 2016. Some of these purchase obligations may be canceled.

Off-Balance Sheet Arrangements
During the ordinary course of business, we provide standby letters of credit to third parties as required for certain transactions initiated by us. As of December 31, 2015, we had standby letters of credit of $0.6 million that were not recorded on our consolidated balance sheets.
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
Internal Control Over Financial Reporting
Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over our financial reporting. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Based on our evaluation under the framework in Internal Control-Integrated Framework, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2015. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.
This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report on internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this annual report.
This report on internal control over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any of our filings, whether made before or after the date hereof, regardless of any general incorporation language in such filing.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Code of Ethics
We have adopted a code of ethics that applies to the registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Such code is posted on the Company’s website and is available at www.sphere3d.com.
Quantitative and Qualitative Disclosures about Market and Other Financial Risks
Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk from changes in foreign currency exchange rates as measured against the U.S. dollar. These exposures are directly related to our normal operating and funding activities. Historically, we have not used derivative instruments or engaged in hedging activities.
Foreign Currency Risk. We conduct business on a global basis and a significant portion of our sales in international markets are not denominated in U.S. dollars. Export sales represent a significant portion of our sales and are expected to continue to represent a significant portion of sales. In addition, our wholly-owned foreign subsidiaries incur costs that are denominated in local currencies. As exchange rates vary, these results may vary from expectations when translated into U.S. dollars, which could adversely impact overall expected results. The effect of exchange rate fluctuations on our results of operations resulted in a loss of $1.7 million and $0.2 million for the years ended December 31, 2015 and 2014, respectively.
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
Critical accounting policies are those policies that, in management’s view, are most important in the portrayal of our financial condition and results of operations. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the consolidated financial statements. The footnotes to our consolidated financial statements also include disclosure of significant accounting policies. We believe the critical accounting policies below to be critical to the judgments, estimates and assumptions used in the preparation of the consolidated financial statements.
Revenue Recognition
Revenue from sales of products is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales, excluding sales to distributors, is recognized upon shipment of products to customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under our standard product warranty. Revenue from services, such as extended product warranties, are deferred and recognized over the period of the service agreement.
Title and risk of loss transfer to the customer when the product leaves our dock, except for one subsidiary where title and risk of loss transfer to the customer when the product arrives at the customer’s location. Product sales to distribution customers are subject to certain rights of return, stock rotation privileges and price protection. Because we are unable to estimate its exposure for returned product or price adjustments, revenue from shipments to these customers is not recognized until the related products are in turn shipped to the ultimate customer by the distributor. For products for which software is more than an incidental component, we recognize revenue in accordance with current authoritative guidance for software revenue recognition.
We enter into revenue arrangements that may consist of multiple deliverables of its product and service offerings, such as for sales of hardware devices and extended warranty services. We allocate revenue to deliverables in multiple element arrangements based on relative selling prices. We determine its vendor-specific objective evidence (“VSOE”) based on its normal pricing and discounting practices for the specific product or service when sold separately. When we are not able to establish VSOE for all deliverables in an arrangement with multiple elements, we attempt to determine the selling price of each element based on third party evidence of selling price, or based on our actual historical selling prices of similar items, whichever management believes provides the most reliable estimate of expected selling prices.
Inventory Valuation
Inventories are stated at the lower of cost or market using the first-in-first-out method. We assess the value of inventories periodically based upon numerous factors including, among others, expected product or material demand, current market conditions, technological obsolescence, current cost and net realizable value. If necessary, we write down its inventory for obsolete or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the estimated market value.

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
Purchased intangible assets are amortized on a straight-line basis over their economic lives of 25 years for channel partner relationships, four to nine years for developed technology, eight years for capitalized development costs, and five to 25 years for customer relationships as this method most closely reflects the pattern in which the economic benefits of the assets will be consumed. When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of an intangible asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related intangible asset. If our future results are significantly different from forecast, we may be required to further evaluate intangible assets for recoverability and such analysis could result in an impairment charge in a future period.
Impairment of Goodwill, Other Indefinite-Lived Intangible Assets and Long-Lived Assets
Goodwill and other indefinite-lived assets are tested for impairment on an annual basis at December 31, or more frequently if there are indicators of impairment. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment.
Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. Our consideration includes, but is not limited to: (i) significant under-performance relative to historical or projected future operating results; (ii) significant changes in the manner of use of the assets or the strategy for our overall business; (iii) significant decrease in the market value of the assets; and (iv) significant negative industry or economic trends.
When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of a long-lived asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related asset.
Risk Factors
See “Risk Factors” included in our Annual Information Form.
Additional Information
Additional information about Sphere 3D can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on our website at www.sphere3d.com.
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
Date:   March 30, 2016
Sphere 3D Corp.

/s/ Eric L. Kelly
Eric L. Kelly
Chief Executive Officer

EXHIBIT LIST

Exhibit	Description

23.1	Consent of Moss Adams (consent of independent registered public accounting firm)

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

10.1
Amendment No. 3 to Amended and Restated Loan and Security Agreement, dated December 18, 2015, Overland Storage, Inc., Tandberg Data Gmbh, the Company, the Guarantors signatory thereto and Silicon Valley Bank

10.2
Amendment No. 4 to Amended and Restated Loan and Security Agreement, dated February 26, 2016, Overland Storage, Inc., Tandberg Data Gmbh, the Company, the Guarantors signatory thereto and Silicon Valley Bank

10.3	Representative’s Warrant Agreement for the purchase of up to 88,463 common shares, dated January 15, 2016

10.4	Warrant Exchange Agreement, dated March 25, 2016, by and between the Company and MacFarlane Family Ventures, LLC

10.5	Warrant for the purchase of up to 7,199,216 common shares, dated March 25, 2016, issued to MacFarlane Family Ventures, LLC

10.6	Registration Rights Agreement, dated March 25, 2016, by and between the Company and MacFarlane Family Ventures, LLC

