Form 40-F/A
period 2015-12-31
Sphere 3D Corp
filed 2017-02-10
CIK 1591956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F/A
(Amendment No.1)
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
[ ] Annual Information Form [ ] Audited Annual Financial Statements
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
Yes [X] No [ ]

EXPLANATORY NOTE
This Amendment No. 1 to the Annual Report on Form 40-F for the year ended December 31, 2015 (the “Annual Report”), originally filed with the Securities and Exchange Commission on March 30, 2016, is being filed solely for the purposes of adding Exhibit 101 and furnishing the Interactive Data File disclosures as Exhibit 101 in accordance with Rule 405 Regulation S-T. This Exhibit was not previously filed.
Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, update or restate any information contained in the Annual Report or reflect any events that have occurred after the Annual Report was originally filed.

EXHIBIT LIST

Exhibit	Description

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES
The registrant hereby certifies that it met all of the requirements for filing Form 40-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.
Date:   February 9, 2017
Sphere 3D Corp.

/s/ Kurt L. Kalbfleisch
Kurt L. Kalbfleisch
Chief Financial Officer