Form 20-F
period 2016-12-31
Sphere 3D Corp
filed 2017-03-31
CIK 1591956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .
For the transition period from___________________________to ___________________________
Commission File Number: 001-36532
__________________________________
Sphere 3D Corp.
(Exact name of Registrant as specified in its charter)
__________________________________
Ontario, Canada
(Jurisdiction of incorporation or organization)
240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)
Jenny C. Yeh
(408) 283-4754
jyeh@sphere3d-overland.com
125 S. Market Street, Suite 1300, San Jose, California 95113
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Shares	NASDAQ Capital Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
__________________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 66,565,174 common shares as of December 31, 2016
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐             Accelerated filer ☐         Non-accelerated filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒         International Financial Reporting Standards as issued     Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

SPHERE 3D CORP.
FORM 20-F ANNUAL REPORT

GENERAL
Any reference to the “Company”, “Sphere 3D”, “Sphere”, “we”, “our”, “us”, or similar terms refers to Sphere 3D Corp. and its subsidiaries. The information, including any financial information, disclosed in this Annual Report is stated as at December 31, 2016 or for the year ended December 31, 2016, as applicable, unless otherwise indicated. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars and references to “$” are to the lawful currency of the United States (“U.S.”).
Market data and other statistical information used in this Annual Report are based on independent industry publications, government publications, reports by market research firms, or other published independent sources. Some data is also based on good faith estimates that are derived from management’s review of internal data and information, as well as independent sources, including those listed above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.
FORWARD-LOOKING INFORMATION
Certain statements in this Annual Report constitute forward-looking information that involves risks and uncertainties. This forward-looking information includes, but is not limited to, statements with respect to management’s expectations regarding the future growth, results of operations, performance and business prospects of Sphere 3D. This forward-looking information relates to, among other things, the Company’s future business plans and business planning process, the Company’s uses of cash, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions. Statements with the words “could”, “expects”, “may”, “will”, “anticipates”, “assumes”, “intends”, “plans”, “believes”, “estimates”, “guidance”, and similar expressions are intended to identify statements containing forward-looking information, although not all forward-looking statements include such words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.
Although management believes the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are based on the opinions, assumptions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to: our ability to refinance our credit facilities and to raise additional debt or equity financing, the inability to gain compliance with the minimum bid price requirement of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital market; the limited operating history of Sphere 3D; the ability of Sphere 3D to manage growth and specifically, its recent acquisition of Unified ConneXions, Inc. (“UCX”) and HVE ConneXions, LLC (“HVE”); the impact of competition; the investment in technological innovation; any defects in components or design of Sphere 3D’s products; the retention or maintenance of key personnel; the possibility of significant fluctuations in operating results; currency fluctuations; the ability of Sphere 3D to maintain business relationships; financial, political or economic conditions; financing risks; future acquisitions; the ability of Sphere 3D to protect its intellectual property; third party intellectual property rights; volatility in the market price for the common shares of the Company; compliance by Sphere 3D with financial reporting and other requirements as a public company; conflicts of interests; future sales of common shares by Sphere 3D’s directors, officers and other shareholders; dilution and future sales of common shares; risks related to the business of Overland Storage, Inc. (“Overland”) and other factors described in this Annual Report under the heading “Risk Factors”.
In addition, if any of the assumptions or estimates made by management prove to be incorrect, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained in this Annual Report. Accordingly, investors are cautioned not to place undue reliance on such statements.
All the forward-looking information in this Annual Report is qualified by these cautionary statements. Statements containing forward-looking information contained herein are made only as of the date of such document. The Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The following selected financial data as of and for each of the years in the five-year period ended December 31, 2016 is derived from our audited consolidated financial statements. The selected financial data should be read in conjunction with the Company’s Operating and Financial Review and Prospects in Item 5 of this Annual Report, the Consolidated Financial Statements and related notes in Item 18 of this Annual Report, and other financial information included elsewhere in this Annual Report.

	2016	2015	2014	2013	2012 (1)
	(in thousands, except per share data)
Consolidated Statements of Operations Data
Net revenue	$76,393	$76,165	$13,469	$—	$410
Impairment of goodwill and acquired intangible assets	$34,398	$10,702	$—	$—	$—
Operating loss	$(63,824)	$(44,839)	$(12,039)	$(3,296)	$(2,443)
Net loss	$(68,460)	$(47,227)	$(12,722)	$(3,336)	$(2,462)
Net loss per share
Basic and diluted	$(1.38)	$(1.24)	$(0.53)	$(0.19)	$(0.21)
Shares used in computing net loss per share:
Basic and diluted	49,736	37,957	24,131	17,331	11,918
Consolidated Balance Sheets
Total assets	$92,556	$139,111	$149,263	$8,361	$3,227
Net assets	$20,446	$68,140	$85,140	$7,437	$2,922
Debt	$43,995	$36,891	$24,390	$—	$—
Share capital	$157,254	$136,058	$106,117	$14,407	$5,437
Period end number of shares outstanding	66,565	45,198	34,554	21,098	16,114
_______________

(1)	Amounts are presented using International Financial Reporting Standards and converted to USD using the average and ending Canadian exchange rates of 1.0004 and 1.0051, respectively.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
An investment in our Company involves a high degree of risk. Each of the following risk factors in evaluating our business and prospects as well as an investment in our Company should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks occur, our business and financial results could be harmed and the trading price of our common shares could decline.
Risks Related to our Business
Our credit facility matures on the earlier of the maturity date in the 8% Senior Secured Convertible Debenture, dated December 1, 2014, issued to FBC Holdings S.a.r.l., or June 30, 2017. If we are unable to refinance or amend our credit facility before its maturity date, we may be forced to liquidate assets and/or curtail or cease operations.
We have obtained external funding for our business through a credit agreement with Opus Bank. Pursuant to the terms of the Second Amendment, the credit facility matures on the earlier of (a) the maturity date in the Debenture, or (b) June 30, 2017 if the Maturity Extension Trigger Date occurs on or before March 31, 2017. The Maturity Extension Trigger Date occurred when we received gross cash proceeds of at least $3.0 million from the issuance of the common shares and warrants and, in addition, contributed to Overland at least $2.5 million in immediately available funds from the sale of common shares and warrants by depositing such funds into the primary operating account that Overland maintains at Opus Bank. We met the requirements of the Maturity Extension Trigger Date on March 29, 2017.
Even though we met the requirements of the Maturity Extension Trigger Date, we will need to raise additional funds and/or amend or refinance our credit facility in order to satisfy our obligations under our credit agreement with Opus Bank. In addition, upon the occurrence of certain events of default under our current credit facility, including failure to meet certain monthly revenue and EBITDA targets, to enter into a term sheet with a new lender by April 28, 2017, or to enter into a letter of intent with respect to a financing or retain a financial advisor with respect to a sale of a significant portion of the company's assets, our lender may elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. In addition, a default under the agreement could result in default and cross-acceleration under other indebtedness. There can be no guarantee that we will be able to raise additional funds or amend or refinance our credit facility on favorable terms or at all. If we are unable to, we may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or possibly seek bankruptcy protection, which would have a material adverse effect on our business, results of operations, financial position and liquidity.
If we are unable to generate sufficient cash from operations or raise additional financing, we may be unable to fund our operations.
We require sufficient cash from operations together with cash from debt, equity, or equity based financing to fund our operations as currently conducted. Our available cash and cash equivalents was $5.1 million and our outstanding indebtedness was $44.0 million as of December 31, 2016. Our available cash and cash equivalents was $3.5 million as of March 17, 2017. Cash forecasts and capital requirements are subject to change as a result of a variety of risks and uncertainties. Cash from operations can change as a result of a variety of factors including changes in sales levels, unexpected increases in product costs, increases in operating costs, and changes to the historical timing of collecting accounts receivable. In addition, we expect to continue to need to raise debt, equity, and equity-linked financing in the near future, but such financing may not be available on favorable terms, on a timely basis or at all. If we are unable to generate sufficient cash from operations or financing sources, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or possibly seek bankruptcy protection, which would have a material adverse effect on our business, results of operations, financial position and liquidity.

Our cash and other sources of liquidity may not be sufficient to fund our operations beyond June 30, 2017. If we raise additional funding through sales of equity or equity-based securities, your shares will be diluted. If we need additional funding for operations and we are unable to raise it, we may be forced to liquidate assets and/or curtail or cease operations.
We have projected that cash on hand will not be sufficient to allow the Company to continue operations beyond June 30, 2017 if we are unable to amend or refinance our credit facility with Opus Bank. As a result, we expect to need to refinance the short-term portions of our existing debt and/or continue to raise additional debt, equity or equity-linked financing in the near future, but such financing may not be available on favorable terms on a timely basis or at all. Significant changes from the Company’s current forecasts, including but not limited to: (i) our ability to refinance our credit facilities and to raise additional debt or equity financing; (ii) failure to comply with the financial covenants in our credit facility; (iii) shortfalls from projected sales levels; (iv) unexpected increases in product costs; (v) increases in operating costs; (vi) changes in the historical timing of collecting accounts receivable; and (vii) inability to gain compliance with the minimum bid price requirement of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital market could have a material adverse impact on our ability to access the level of funding necessary to continue our operations at current levels. If any of these events occurs or we are unable to generate sufficient cash from operations or financing sources, we may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or possibly seek bankruptcy protection, which would have a material adverse effect on our business, results of operations, financial position and liquidity.
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
We have in the past failed to comply with financial covenants and other provisions in certain of our loan documents, which have resulted in defaults under certain of our loan documents, and we could be deemed to be in default under other indebtedness and agreements. These and similar defaults in the future could adversely affect our financial condition and our ability to meet our payment obligations on our indebtedness.
We have in the past defaulted under financial and other covenants under our Opus Bank credit agreement and under our previous loan documents, which have been waived by our lenders. In the past, these defaults generally have related to maintenance of required minimum asset coverage ratios. Upon the occurrence of certain events of default under our current credit facility, including failure to meet certain monthly revenue and EBITDA targets, to enter into a term sheet with a new lender by April 28, 2017, or to enter into a letter of intent with respect to a financing or retain a financial advisor with respect to a sale of a significant portion of the Company’s assets, our lender may elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. While our ongoing defaults have been waived, our lender may not in the future waive such defaults. In addition, as a result of such defaults, we could be deemed to be in default under other of our indebtedness and agreements.
In the event of the acceleration of our indebtedness or if we are unable to otherwise maintain compliance with covenants set forth in these arrangements, including our Opus Bank credit agreement, Term Loan Agreement, and Debenture or if these arrangements are otherwise terminated for any reason, management may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or possibly seek bankruptcy protection, which would have a material adverse effect on our business, results of operations, financial position and liquidity.
We face a selling cycle of variable length to secure new purchase agreements for our products and services, and design wins may not result in purchase orders or new customer relationships.
We face a selling cycle of variable lengths to secure new purchase agreements. Even if we succeed in developing a relationship with a potential new customer and/or obtaining design wins, we may not be successful in securing new sales for our products or services, or new customers. In addition, we cannot accurately predict the timing of entering into purchase agreements with new customers due to the complex purchase decision processes of some large institutional customers, such as healthcare providers or school districts, which often involve high-level management or board approvals. Consequently, we have only a limited ability to predict the timing of specific new customer relationships.
If our common shares are delisted from NASDAQ, our business, financial condition, results of operations and share price could be adversely affected, and the liquidity of our common shares and our ability to obtain financing could be impaired.
Maintaining the listing of our common shares on the NASDAQ Capital Market requires that we comply with certain listing requirements. If our common shares cease to be listed for trading on NASDAQ for any reason, it may harm our share price, increase the volatility of our share price, decrease the level of trading activity and make it more difficult for investors to buy or sell shares of our common shares. Our failure to maintain a listing on NASDAQ may constitute an event of default under our outstanding indebtedness as well as any future indebtedness, which would accelerate the maturity date of such debt or trigger other obligations. In addition, certain institutional investors that are not permitted to own securities of non-listed companies may be required to sell their shares, which would adversely affect the trading price of our common shares. If we are not listed on NASDAQ, we will be limited in our ability to raise additional capital we may need. See also “Risks Related to Our Public Company Status and Our Common Shares.”
We have a limited operating history and a history of net losses. We may not achieve or maintain profitability.
Sphere 3D has only recently moved from being a development stage company to commercial operations. As such, we have a limited operating history and limited non-recurring revenues derived from operations. Significant expenditures have been focused on research and development to create the Glassware 2.0® (“Glassware”) product offering. Sphere 3D’s near-term focus has been in actively developing reference accounts and building sales, marketing and support capabilities. Overland, which we acquired in December 2014, also has a history of net losses since fiscal 2006. We expect to continue to incur net losses and we may not achieve or maintain profitability. We may see continued losses during 2017 and as a result of these and other factors, we may not be able to achieve, sustain or increase profitability in the near future.
Even after the Overland acquisition, Sphere 3D is subject to many risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources, technology, and market acceptance issues. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered considering our stage of operations.

Our plans for growth will place significant demands upon our resources. If we are unsuccessful in achieving our plan for growth, our business could be harmed.
We are actively pursuing a plan to market our products throughout Canada, the U.S. and internationally. The plan will place significant demands upon managerial, financial, and human resources. Our ability to manage future growth will depend in large part upon several factors, including our ability to rapidly:

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
Our management team continually reviews and evaluates our product portfolio, operating structure, and markets to assess the future viability of our existing products and market positions. We may determine that the infrastructure and expenses necessary to sustain an existing product offering are greater than the potential contribution margin that we would realize. As a result, we may determine that it is in our best interest to exit or divest one or more existing product offerings, which could result in costs incurred for exit or disposal activities and/or impairments of long-lived assets. Moreover, if we do not identify other opportunities to replace discontinued products or operations, our revenues would decline, which could lead to further net losses and adversely impact the market price of our common shares.
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
Thus, there can be no assurance that we will be able to reach profitability on a quarterly or annual basis. We believe that our revenue and operating results will continue to fluctuate, and that period-to-period comparisons are not necessarily meaningful and should not be relied on as indications of future performance. Our revenue and operating results may fail to meet the expectations of public market analysts or investors, which could have a material adverse effect on the price of our common shares. In addition, portions of our expenses are fixed and difficult to reduce if our revenues do not meet our expectations. These fixed expenses magnify the adverse effect of any revenue shortfall.

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
We expect sales to customers outside of the U.S. to continue to represent a significant portion of our total sales in the future and we may be subject to additional risks associated with doing business in foreign countries. Our future results could be materially adversely affected by a variety of political, economic or other factors relating to our operations outside the U.S., any or all of which could have a material adverse effect on our operating results and financial condition. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers, ongoing business risks may result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability. In doing business in foreign countries we may also be subject to such risks, including, but not limited to, the following:

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
Intellectual property rights may not prevent competitors from developing products that are substantially equivalent or superior to our products. Competitors may independently develop similar products, duplicate our products or, if patents are issued to us, design around these patents. To the extent that we have or obtain patents, such patents may not afford meaningful protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or declared unenforceable. The patents that are material to our business began expiring in November 2015. In addition, our current or future patent applications may not result in the issuance of patents in the U.S. or foreign countries.

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
In addition, we may receive in the future, claims from third parties asserting infringement, claims based on indemnities provided by us, and other related claims. Litigation may be necessary to determine the scope, enforceability and validity of third party proprietary or other rights, or to establish our proprietary or other rights. Furthermore, despite precautions, it may be possible for third parties to obtain and use our intellectual property without our authorization. Policing unauthorized use of intellectual property is difficult, and some foreign laws do not protect proprietary rights to the same extent as the laws of Canada or the U.S. To protect our intellectual property, we may become involved in litigation. In addition, other companies may initiate similar proceedings against us. The patent position of information technology firms is highly uncertain, involves complex legal and factual questions, and continues to be the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under information technology patents.
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

Risks Related to Our Public Company Status and Our Common Shares
If our common shares are delisted from the NASDAQ Capital Market, our business, financial condition, results of operations and share price could be adversely affected, and the liquidity of our common shares and our ability to obtain financing could be impaired.
In August 2016, we received a letter from the NASDAQ Stock Market LLC (“NASDAQ”) notifying us that we were not in compliance with the requirement of NASDAQ Listing Rule 5450(a)(1) (“Listing Rule”) for continued listing on the NASDAQ Global Market as a result of the closing bid price for our common shares being below $1.00 for 30 consecutive business days. This notification has had no effect on the listing of our common shares at this time. In accordance with the Listing Rule, we had 180 calendar days, or until January 30, 2017, to regain compliance with such rule. On February 1, 2017, we were granted an additional 180 calendar day period to regain compliance with the Listing Rule in connection with the transfer of the listing of our common shares to the NASDAQ Capital Market. To regain compliance, we must have a closing bid price of our common shares above $1.00 for a minimum of 10 consecutive business days. No assurance can be given that we will regain compliance during that period.
Any delisting of our common shares from the NASDAQ Capital Market could adversely affect our ability to attract new investors, decrease the liquidity of our outstanding common shares, reduce our flexibility to raise additional capital, reduce the price at which our common shares trade, and increase the transaction costs inherent in trading such shares with overall negative effects for our shareholders. In addition, delisting of our common shares could deter broker-dealers from making a market in or otherwise seeking or generating interest in our common shares, and might deter certain institutions and persons from investing in our securities at all. If our Board of Directors exercises its discretion to approve a reverse share split to seek to regain compliance with the NASDAQ listing requirements and increase the per share trading price of our common shares, the announcement of the reverse share split could adversely affect the trading price per share even if we ultimately regain compliance. For these reasons and others, delisting could adversely affect our business, financial condition, and results of operations.
Future sales of our securities under certain circumstances may trigger price-protection provisions in outstanding warrants, which would dilute your investment and could result in a decline in the trading price of our common shares.
In connection with our registered direct offering in December 2015, we issued a warrant exercisable to purchase up to 1,500,000 common shares that contains certain price protection provisions. If we, at any time while these warrants are outstanding, effect certain variable rate transactions and the issue price, conversion price or exercise price per share applicable thereto is less than the exercise price then in effect for the warrants, then the exercise price of the warrants will be reduced to equal such price. In addition, in connection with our private placement offering in March 2017, we issued warrants that contain certain price protection provisions. If at any time while the warrants are outstanding, we sell or grant options to purchase, reprice or otherwise issue any common shares or securities convertible into common shares at a price less than $0.30, then the exercise price for the warrants will be reduced to such price, provided that the exercise price will not be lower than $0.10, and the number of common shares issuable under the warrants will be increased such that, after taking into account the decrease in the exercise price, the aggregate exercise price under the warrants will remain the same. The triggering of these price protection provisions, together with the exercise of these warrants, could cause additional dilution to our shareholders.
The market price of our common shares is volatile.
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
In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may in the future be a target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention from day-to-day operations and consume resources, such as cash. In addition, the resolution of those matters may require us to issue additional common shares, which could potentially result in dilution to our existing shareholders. Expenses incurred in connection with these matters (which include fees of lawyers and other professional advisors and potential obligations to indemnify officers and directors who may be parties to such actions) could adversely affect our cash position. See Item 18 “Financial Statements”, Note 15 “Commitments and Contingencies”.

We must comply with the financial reporting requirements of a public company, as well as other requirements associated with being listed on NASDAQ. Additional reporting requirements could apply if we lose our status as a Foreign Private Issuer or as an Emerging Growth Company.
Sphere 3D is subject to reporting and other obligations under applicable Canadian securities laws, SEC rules and the rules of the NASDAQ Capital Market. These reporting and other obligations, including National Instrument 52-102 - Continuous Disclosure Obligations and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, place significant demands on our management, administrative, operational and accounting resources. Moreover, any failure to maintain effective internal controls could cause us to fail to meet our reporting obligations or result in material misstatements in our consolidated financial statements. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially harmed, which could also cause investors to lose confidence in our reported financial information, which could result in a lower trading price of our common shares.
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
In addition to these reporting requirements, additional reporting requirements may apply if Sphere 3D loses its status as a Foreign Private Issuer under the U.S. Securities Exchange Act of 1934. Sphere 3D is considered a “foreign private issuer” under the rules of the SEC. As a result, Sphere 3D is subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Sphere 3D is required to file its annual report on Form 20-F with the SEC within four months of its fiscal year end, or Form 40-F, if applicable, with the SEC at the time it files its annual information form with the applicable Canadian Securities Regulatory authorities. In addition, Sphere 3D must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Sphere 3D in Canada or filed with the NASDAQ Capital Market and which was made public by the NASDAQ Capital Market, or regarding information distributed or required to be distributed by Sphere 3D to its shareholders. Moreover, Sphere 3D is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies (or foreign companies that do not qualify as “foreign private issuers”) whose securities are registered under the Exchange Act. Sphere 3D is not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, Sphere 3D’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Sphere 3D common shares. If Sphere 3D loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States. Sphere 3D does, however, file quarterly financial information under Canadian periodic reporting requirements for public corporations, which is accessible through the Internet at www.sedar.com, and will furnish such quarterly financial information to the SEC under cover of Form 6-K, which is available at www.sec.gov. Insiders of Sphere 3D are generally required to disclose their trading in Sphere 3D shares within 5 days of the date of the trade and these trading activity reports can be accessed through the Internet at www.sedi.ca.
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
Sphere 3D is and will remain through December 31, 2017, an “emerging growth company” within the meaning under the JOBS Act, and until Sphere 3D ceases to be an emerging growth company Sphere 3D may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the SOA. Investors may find our common shares less attractive because Sphere 3D relies on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
We may be treated as a Passive Foreign Investment Company.
There is also an ongoing risk that Sphere 3D may be treated as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes. A non-U.S. corporation generally will be considered to be a PFIC for any taxable year in which 75% or more of its gross income is passive income, or 50% or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). This determination is highly factual, and will depend upon, among other things, Sphere 3D’s market valuation and future financial performance. Sphere 3D believes that it was classified as a PFIC during the tax year ended December 31, 2013. However, based on current business plans and financial expectations, Sphere 3D expects that it will not be a PFIC for its current tax years ending December 31, 2014, 2015 and 2016, as well as current business plans and financial expectations, Sphere 3D expects that it will not be a PFIC for its current tax year ending December 31, 2017 and for the foreseeable future. If Sphere 3D were to be classified as a PFIC for any future taxable year, holders of Sphere 3D common shares who are U.S. taxpayers would be subject to adverse U.S. federal income tax consequences.
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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Sphere 3D was incorporated on May 2, 2007 under the Business Corporations Act (Ontario) as “T.B. Mining Ventures Inc.” (“T.B. Mining”). Our registered office is located at 240 Matheson Blvd. East Mississauga, Ontario L4Z 1X1. In December 2012, a subsidiary of T.B. Mining acquired 100% of the operating business of Sphere 3D Inc. and the former security holders of Sphere 3D Inc. acquired control of the Company through a reverse takeover. In connection with the reverse takeover, the Company changed its name to “Sphere 3D Corporation”. As such, all discussion of the history of the Company and all financial results contained in this Annual Report relate to Sphere 3D. On December 1, 2014, the Company completed the acquisition of Overland. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.”.
We have a global presence and maintain offices in multiple locations. Executive offices and our primary operations are conducted from our San Jose and San Diego, California locations. Our main office is located at 9112 Spectrum Center Blvd., San Diego, CA 92123. Our virtualization product development is primarily done from its research and development center near Toronto, Canada. Our European headquarters are in Germany. We maintain additional offices in Singapore, Japan, and the United Kingdom.
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
Acquisition of Overland
On December 1, 2014, we completed our acquisition of Overland. The acquisition was carried out pursuant to the terms and conditions contained in an Agreement and Plan of Merger dated May 15, 2014 (as amended, the “merger agreement”). Under the terms of the merger agreement, Sphere 3D issued a total of 8,556,865 common shares for all the outstanding Overland shares on the basis of one Overland share for 0.46385 common shares. In addition, we issued warrants to purchase up to 1,323,897 of its common shares, options to purchase up to 168,488 common shares and 673,776 restricted share units, calculated on the basis of the exchange ratio.
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
The rationale for the purchase of Overland was multifaceted, and was in part driven by the market for converged infrastructure (“CI”) that is currently transforming the modern data center, coupled with current trends for hybrid cloud deployments. The portfolio of storage products is listed in greater detail under “Products and Service” below. In addition to providing us with a stronger intellectual property (“IP”) portfolio, the acquisition of Overland enables us to capitalize on a global footprint that has been established over more than 30 years, consisting of a service and support infrastructure that would take significant financial and human resource investments to replicate, and a dedicated team of field sales agents, an extensive number of resellers and first tier original equipment manufacturer (“OEM”) partners. We have now assembled a stack of technologies that allows us, through its partners, to deliver a very competitive set of end-to-end solutions with a wide array of deployment options.
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
Purchase of VDI Technology
On March 21, 2014, we acquired from V3 Systems certain Virtual Desktop Infrastructure (“VDI”) technology, including V3 Desktop Cloud Orchestrator® software, which allows administrators to manage local, cloud hosted, or hybrid virtual desktop deployments, and purpose-built, compact, efficient and easy-to-manage servers. The purchase price for the acquired technology assets of V3 Systems was $14.4 million, consisting of $4.2 million in cash and the issuance of 1,089,867 of our common shares at $5.92. We purchased certain VDI technology, associated trademarks and IP, and brand name “V3®”, so that we could add CI as part of our offerings. The addition of VDI technology allowed us to expand our technology capabilities and provide the intellectual property and industry knowhow for delivering hyper-converged and converged infrastructure for VDI as well as a platform for the introduction of appliances for application virtualization that incorporate our container technologies.
VDI refers to the hosting of virtualized end user desktops on servers either on or offsite. End users then access their virtual desktops over a network using various remote display protocols. End users can access their desktop from a number of different devices and locations. Since the desktops are virtual, they can be centralized and end users can access their desktops and data from multiple locations. CI refers to the consolidation of multiple information technology components, such as storage, computing, and network interface, into a single computing package that can then be optimized for specific use cases.
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
Our capital expenditures, excluding acquisitions, totaled $0.2 million, $0.4 million and $0.5 million for fiscal 2016, 2015 and 2014, respectively. Our capital expenditures were primarily related to computer equipment to support product quality and development. For further information on capital expenditures, see Note 5 to our consolidated financial statements included in Item 18 of this Annual Report.
B. Business Overview
We are a virtualization technology and data management solutions provider with a portfolio of products that address the complete data continuum. We enable the integration of virtual applications, virtual desktops, and storage into workflow, and allow organizations to deploy a combination of public, private or hybrid cloud strategies. We achieve this through the sale of solutions that are derived from our primary product groups: disk systems, virtualization, and data management and storage.
We, through the design of a proprietary virtualization software, created our own platform, Glassware 2.0TM (“Glassware”), for the delivery of applications from a server-based computing architecture. This is accomplished through a number of unique approaches to virtualization utilized by Glassware including the use of software “containers” and “microvisors.” A container refers to software that takes an application and all the things required to run that application and encapsulates them with software. By doing so, users can run numerous applications from a single server and on a single copy of the operating system. A microvisor refers to the technology that allows non-Windows® based applications to run on the same servers as Windows software through the use of a lightweight emulator.

Products and Service
Disk Systems
G-Series Appliance and G-Series Cloud powered by Glassware
The G-Series appliance powered by Glassware containerization technology simplifies Windows® application migration and enables access from any device including Macintosh, Windows®, iOS, Chrome OS, and Android. The G-Series appliance is optimized for simplicity, flexibility and scalability. Through Glassware, a Microsoft Windows® based container technology, organizations looking to migrate applications to the cloud can quickly deploy a complete solution for virtualizing 16-bit, 32-bit, or 64-bit applications with their native functionality intact. For the provisioning of a 16-bit application to the G-Series appliance, users will often require the skills to package the application, or can contract professional services from the Company or one of our certified system integrators. End users can access the containerized applications from any cloud connected device (iOS, Android or Windows®), through a lightweight downloadable app or simply from a browser. The G-Series appliance eliminates the complex tasks of designing, implementing, and maintaining application hosting environments and provides application session density and scale compared to traditional hypervisor-based virtualization solutions.
G-Series Cloud, is our latest product to utilize Glassware, which eliminates the complex task of designing, implementing, and maintaining application-hosting environments, and provides application session density and scale. G-Series Cloud is pre-configured and can be deployed in just minutes. It has a user interface to allow for administrators to quickly deploy applications, integrate with existing workflow and enable a mobile workforce.
Virtual Desktop Management Software
Our Desktop Cloud Orchestrator™ (“DCO”) software provides a user-friendly interface for managing virtual desktop pools on Sphere 3D’s V3® Hyper-Converged Appliances for virtualized desktop infrastructures, allowing desktop administrators to quickly create, move, delete and manage desktop pools without requiring extensive knowledge of a VMWare environment. DCO presents on its centralized console, the key tasks that a desktop administrator would need from the underlying system infrastructure built with VMware® View, vCenter, and vSphere. Its key features include: (i) desktop cloud infrastructure dashboard, which provides status of key attributes of the virtual environment; (ii) optimized desktop allocation, which enables pool migration across network resources; (iii) pool management, which allows simplified pool creation and management; and (iv) diagnostics, which provide information about vital performance indicators such as BIOS, processor, memory, temperature and fan status and log file downloading capabilities.
V3® Virtual Desktop Infrastructure
In 2016, we announced the general availability of the V3® distributed Virtual Desktop Infrastructure (“VDI”) appliance family. With this, we introduced an approach to architecting the fundamentals of VDI to outperform desktop centric appliances as well deliver proprietary failover capabilities. We call this approach a Distributed Desktop Hyperconvergence (“DDH”) architecture, and it enables simplified virtual desktop deployment and management while optimized for distributed environments.
The V3® appliance family comes pre-provisioned with our DCO software and leverages VMware’s VMware vSphere® virtualization and server management software, VMware Virtual SAN™ enterprise-class shared storage solutions, and GPU technology from NVIDIA, to take aim at making VDI accessible and applicable to business and branch offices of any size. The V3® all-flash appliances start with a single appliance for VDI or use or a 3-node configuration for a Virtual SAN cluster. The V3® appliances are designed to stand alone, or extend and simplify existing VMware customer environments, and can deliver performance and capacity advantages from a single product family with one point of support.
Our DDH architecture is designed to simplify virtual desktop deployment and management for remote office branch office (“ROBO”) installations, and it also reduces the cost and necessary infrastructure to support VDI. DDH reduces VDI management overhead and complexity while creating desktop resilience and decreasing branch office infrastructure. DDH is also road-mapped to use application containerization to shift the focus from storage onto end user computing.

V3® appliances with DCO provide hardware awareness with real time alerts of the state of the hardware and the ability to migrate end users, on a case by case basis, from appliance to appliance for optimal performance and availability. Utilizing proprietary resource scheduling technology enables either user defined, or administrator defined, rights that ensure workloads have dynamic access to resources. In addition, Glassware technology for containerizing commonly used applications delivers performance at a server utilization level that can reduce server sprawl. Glassware containerized applications can be delivered based on policy to the virtual desktop through a VMware™ portal.
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

•
The RDX® QuikStation™ is a network-attached removable disk purpose-built backup system designed to provide a platform for data protection and off-site disaster recovery for small and medium enterprise (“SME”) environments. The RDX® QuikStation™ can appear to a host as a tape library, a virtual RDX® drive, a stand-alone tape drive, generic disk drives or a combination of disk and tape, offering users versatility and expanded compatibility.

In 2016, we launched the RDX® QuikStation™ 8. The QuikStation™ 8 is an iSCSI network-attached removable disk appliance designed to provide a flexible platform for data protection and off-site disaster recovery for physical or virtual small and medium business (“SMB”) and SME environments. QuikStation™ 8 delivers high RDX® media capacity of up to eight x 3TB RDX® slots for a maximum capacity of 24TB online and unlimited offline. Appliances allow for multiple configuration options to meet today’s ever-changing backup storage requirements.
In 2015, we introduced RDX® QuikStation 4, a lower-end version of the RDX® QuikStation network attached purpose-built backup system, that fit into a slimmer one rack unit space, and includes four slots for RDX+ cartridges. The RDX® QuikStation™ 4 is compatible with the previous generation RDX® cartridges. RDX® QuikStation™ 4 includes a virtual volume feature that enables the system to represent a single logical volume representation by aggregating and virtualizing the combined capacity across all four cartridges.
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
Our GuardianOS® storage software is designed for the SnapServer® family of enterprise-grade network attached storage (“NAS”) systems and delivers simplified data management and consolidation throughout distributed information technology environments by combining cross-platform file sharing with block-level data access on a single system. The flexibility and scalability of GuardianOS® reduces the total cost of ownership of storage infrastructures for small and medium businesses to large Fortune 500 enterprises. In addition to a unified storage architecture, GuardianOS® offers highly differentiated data integrity and storage scalability through features such as DynamicRAID®, centralized storage management, and a comprehensive suite of data protection tools.
Our Snap Enterprise Data Replicator® (“Snap EDR”) provides multi-directional, WAN-optimized replication for SnapServer® and SnapScale® systems. With Snap EDR, administrators can automatically replicate data between multiple SnapServer® systems for data distribution, data consolidation, and disaster recovery.
During 2016, we announced the enhancement of our widely deployed Snap family of on-premise and Cloud storage products with encrypted continuous replication (“ECR”). Snap ECR™ provides business continuity to SMBs and enterprises with near-zero data loss in the event of an information technology failure. Snap ECR™ is a highly secure, continuous replication solution that replicates only changed data at wire speed, thereby providing bandwidth savings, and ensuring that data is protected even during peak usage hours. Moreover, it provides secure and encrypted data transmission across the network, therefore eliminating the need for a VPN.
SnapScale® Clustered Network Attached Storage Solutions
Our SnapScale X2® and SnapScale X4™ products are clustered NAS solutions that enable organizations with rapid or unpredictable data growth to scale capacity and performance without adding management complexity. SnapScale® eliminates islands of storage, which enables scaling without having to predict capacity in advance. SnapScale® writes data across multiple nodes and drives simultaneously for instant protection and high availability. SnapScale® uses peer-set protection technology which delivers protection against multiple disk failures while enabling faster rebuild of data once the failed disks are replaced. Our SnapScale® products are designed for high performance, high scalability, and are suited for the storage of large amounts of unstructured data.

•
The SnapScale X2® is a 2U rackmount, which can be configured with up to 12 Nearline SAS hard drives for a maximum capacity of 96 TB per node, and can scale out to over 512 petabytes (“PB”) with two-way or three-way redundancy.

•
The SnapScale X4™ is a high-density 4U rackmount, which can be configured with up to 36 Nearline SAS hard drives for a maximum capacity of 288 TB per node, and can scale out to over 512 PB with two-way or three-way redundancy.

Tape Automation Systems
NEO® Tape-Based Backup and Long-Term Archive Solutions
Our NEO Series® Tape Libraries, Tape Autoloaders, stand-alone tape drives and LTFS solutions are designed for both small and medium businesses looking for simple, cost-effective long-term data protection, as well as for complex enterprises faced with the demands of “big data” storage applications. Regardless of the size or type of environment, information technology managers continue to recognize the efficiency and value tape-based solutions provide for long-term data storage. NEO Series® tape solutions are designed to utilize the latest linear tape-open (“LTO”) technologies, and can accommodate as many as 42 tape drives and up to 1,000 cartridges for maximum efficiency and data protection.
October 2016, we announced our new NEO Agility LTFS Archive Management solution. NEO Agility provides the convenience of disk-like drag and drop file access, providing users with easy, rapid access to large amounts of data. While the data appears to be stored on the disk contained in the NEO Agility appliance, it is actually stored on a NEO tape library. This provides a higher-capacity, cost-effective storage solution while still providing the ease of data access associated with disk technology. NEO Agility is currently available in three configurations; NEO Agility 48 (optimized for storing data on our NEOs T48 tape library), NEO Agility 80 (optimized for storing data on our NEOxl80 tape library) and NEO Agility 160 (optimized for storing data on our NEO 8000e tape library). NEO Agility is also compatible with our NEOs StorageLoader and NEOs T24 tape libraries, as well as tape libraries manufactured by other vendors.

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

•
NEO® E-Series provides scalable, high capacity, enterprise-class tape automation designed for large businesses. NEO® E-Series provides enterprise-level RAS (reliability, availability and serviceability) features, such as robotic and power redundancy, partitioning and scalability, to ensure corporate data is reliably protected. The NEO® 8000e is a 42U tape library that supports up to 500 cartridge slots (up to 7.5 PB) and 12 tape drives (up to 32.4 TB per hour) in a single module. For truly enterprise-class storage requirements, the NEO® 8000e is scalable up to 1,000 cartridge slots (15 PB) and 24 tape drives (64 TB per hour).

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

Net Revenue by Category and Geographic Market
We divide our worldwide sales into three geographical regions:

•	Americas, consisting of the U.S., Canada and Latin America;

•	EMEA, consisting of Europe, the Middle East and Africa; and

•	APAC, consisting of Asia Pacific countries.
The following table summarizes sales mix by product (in thousands):

	Year Ended December 31,
	2016	2015	2014
Disk systems	$46,795	$39,836	$8,518
Tape automation systems	10,297	12,764	1,868
Tape drives and media	10,973	12,914	1,815
Service	8,328	10,651	1,268
	$76,393	$76,165	$13,469
The following table summarizes net revenue by geographical region (in thousands):

	Year Ended December 31,
	2016	2015	2014
EMEA	$39,719	$39,331	$7,172
Americas	23,043	25,284	4,749
APAC	13,631	11,550	1,548
	$76,393	$76,165	$13,469
Seasonality
Since a large portion of our sales is generated by our European channel, our third quarter (July through September) results of operations have been in the past and may continue to be impacted by seasonally slow European orders, reflecting the summer holiday period in Europe.
Production
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

Sales and Distribution
For 2016, our solution-focused product offerings were aimed at SMEs, SMBs, as well as large distributed enterprises. We primarily sell our products through its worldwide distributor and reseller network. A significant portion of our net revenue is derived from a limited number of customers. In 2016, 2015 and 2014, the percentage of net revenue that was derived from our top five customers was 32.5%, 35.1% and 34.7%, respectively.
All of our products and services are designed and manufactured to address customers’ requirements and reliability standards. The following provides additional detail on our channels:

•
Distribution channel — Our primary distribution partners in North America include Promark Technology, Inc., Ingram Micro Inc., Tech Data Corporation, and Synnex Corporation. We have over 50 distribution partners throughout Europe and Asia. We sell through a two-tier distribution model where distributors sell our products to system integrators, VARs or DMRs, who in turn sell to end users. We support these distribution partners through our dedicated field sales force and field engineers. In 2016, no distribution partner accounted for more than 10% of net revenue.

•
Reseller channel — Our worldwide reseller channel includes systems integrators, VARs and DMRs. Our resellers may package our products as part of complete application and desktop virtualization solutions data processing systems or with other storage devices to deliver complete enterprise information technology infrastructure solutions. Our resellers also recommend our products as replacement solutions when systems are upgraded, or bundle our products with storage management software specific to the end user’s system. We support the reseller channel through its dedicated field sales representatives, field engineers and technical support organizations.

•
Cloud Marketplace — In 2015, we added Microsoft Azure Cloud Marketplace as an additional channel for two of our cloud solutions to sell to end-users directly as well as to our traditional channel partners. With the pay per use model, supported through the Microsoft Azure Cloud, our customers now can accelerate their adoption of cloud based application and data delivery.

Intellectual Property
We rely on a combination of patents, trademarks, trade secret and copyright laws, as well as contractual restrictions, to protect the proprietary aspects of our products and services. Although every effort is made to protect Sphere 3D’s intellectual property, these legal protections may only afford limited protection.
We may continue to file for patents regarding various aspects of our products, services and delivery method at a later date depending on the costs and timing associated with such filings. We may make investments to further strengthen our copyright protection going forward, although no assurances can be given that it will be successful in such patent and trademark protection endeavors. We seek to limit disclosure of our intellectual property by requiring employees, consultants, and partners with access to our proprietary information to execute confidentiality agreements and non-competition agreements (when applicable) and by restricting access to our proprietary information. Due to rapid technological change, we believe that establishing and maintaining an industry and technology advantage in factors such as the expertise and technological and creative skills of our personnel, as well as new services and enhancements to our existing services, are more important to our company’s business and profitability than other available legal protections.
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

Competitive Conditions
We believe that our products are unique and innovative and afford us various advantages in the market place; however, the market for information technology is highly competitive. Competitors vary in size from small start-ups to large multi-national corporations which may have substantially greater financial, research and development, and marketing resources. Competitive factors in these markets include performance, functionality, scalability, availability, interoperability, connectivity, time to market enhancements, and total cost of ownership. Barriers to entry vary from low, such as those in traditional disk-based backup products, to high, in tape automation and virtualization software. The markets for all of our products are characterized by price competition and as such we may face price pressure for our products. For a more detailed description of competitive and other risks related to our business, see “Risk Factors.”
Governmental Regulations
The Company is subject to laws and regulations enforced by various regulatory agencies such as the U.S. Consumer Product Safety Commission and the U.S. Environmental Protection Agency. For a detailed description of the material effects of government regulations on the Company’s business, see “Our international operations are important to our business and involve unique risks related to financial, political, and economic conditions” and “We are subject to laws, regulations and similar requirements, changes to which may adversely affect our business and operations” in the section of the Annual Report entitled Risk Factors—Risks Related to Our Business.
C. Organizational Structure
The following sets forth the Company’s direct and indirect wholly-owned subsidiaries at December 31, 2016.

Name of subsidiary	Jurisdiction of Incorporation or Organization
Sphere 3D Inc.	Ontario, Canada
V3 Systems Holdings, Inc.	Delaware, United States
Overland Storage, Inc.	California, United States
Overland Storage (Europe), Ltd.	United Kingdom
Overland Storage S.a.r.L.	France
Overland Storage GmbH	Germany
Overland Technologies Luxembourg S.a.r.L.	Luxembourg
Tandberg Data Holdings S.a.r.L.	Luxembourg
Tandberg Data SAS	France
Tandberg Data (Asia) Pte., Ltd.	Singapore
Tandberg Data (Japan), Inc.	Japan
Tandberg Data (Hong Kong), Ltd.	Hong Kong
Tandberg Data GmbH	Germany
Tandberg Data Norge AS	Norway
Guangzhou Tandberg Electronic Components Co. Ltd.	China

D. Property, Plant and Equipment

•	We lease an 86,900 square foot facility in Guangzhou, China. This lease expires in July 2019. This facility houses manufacturing of the majority of our RDX product and repair services.

•	We own a 25,600 square foot facility in Dortmund, Germany. This facility houses sales and marketing, repair services, technical support, and administrative functions.

•
We lease a 20,515 square foot facility in a light industrial complex in San Diego, California. The lease expires in March 2020. This facility houses repair services, research and development, technical support, and administrative functions.

•
We lease a 20,777 square foot facility in San Jose, California. In March 2017, the lease was amended to 10,282 square feet and expires in October 2022. The San Jose facility houses research and development, technical support, sales and marketing, and administrative functions.

We also lease additional smaller sales offices and research and development facilities throughout the U.S. and internationally.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
The following table sets forth certain financial data as a percentage of net revenue:

	Year Ended December 31,
	2016	2015	2014
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	70.8	70.3	60.4
Gross profit	29.2	29.7	39.6
Operating expenses:
Sales and marketing	29.1	30.9	38.3
Research and development	11.5	13.0	4.9
General and administrative	27.1	30.6	85.9
Impairment of goodwill and acquired intangible assets	45.0	14.1	—
	112.7	88.6	129.1
Loss from operations	(83.5)	(58.9)	(89.5)
Interest expense	(6.7)	(4.1)	(3.3)
Other expense, net	1.7	(0.9)	(1.4)
Loss before income taxes	(88.5)	(63.9)	(94.2)
(Benefit from) provision for income taxes	1.1	(1.8)	0.3
Net loss	(89.6)%	(62.1)%	(94.5)%
 A summary of the sales mix by product follows:

	Year Ended December 31,
	2016	Change	2015	Change	2014
Disk systems	$46,795	17.5%	$39,836	367.7%	$8,518
Tape automation systems	10,297	(19.3)%	12,764	583.3%	1,868
Tape drives and media	10,973	(15.0)%	12,914	611.5%	1,815
Service	8,328	(21.8)%	10,651	740.0%	1,268
Total	$76,393	0.3%	$76,165	465.5%	$13,469
We divide our worldwide sales into three geographical regions: Americas, consisting of the U.S., Canada and Latin America; EMEA, consisting of Europe, the Middle East and Africa; and APAC, consisting of Asia Pacific countries.
The following table summarizes net revenue by geographic area (in thousands):

	Year Ended December 31,
	2016	Change	2015	Change	2014
EMEA	$39,719	1.0%	$39,331	448.4%	$7,172
Americas	23,043	(8.9)%	25,284	432.4%	4,749
APAC	13,631	18.0%	11,550	646.1%	1,548
Total	$76,393	0.3%	$76,165	465.5%	$13,469

Results of Operations – Comparison of Years Ended December 31, 2016, 2015 and 2014
In December 2014, we completed our acquisition of Overland, which added approximately 470 employees to our workforce and a wide variety of data protection products to our product mix. As such, overall increases from 2015 compared to 2014 are primarily from our Overland acquisition.
Net Revenue
We had revenue of $76.4 million during 2016 compared to $76.2 million during 2015. The slight increase in net revenue is an increase in product revenue of $2.5 million primarily due to an increase in sales units for disk systems, offset by a decrease in service revenue of $2.3 million primarily due to the decrease in tape automation product sales, which resulted in a decrease in sales of extended service contracts.
We had revenue of $76.2 million during 2015 compared to $13.5 million during 2014. The increase in net revenue is a result of our acquisition of Overland in December 2014, which contributed significant product offerings in 2015. In addition, in August 2015, we completed an acquisition of Imation’s RDX® product line which accounted for 6.0% of net revenue in 2015. During 2014, we had $0.8 million of revenue that was earned from our related agreements with Overland.
Original equipment manufacturer (“OEM”) net revenue accounted for 18.5%, 16.9% and 11.1% of net revenue during the years ended 2016, 2015 and 2014, respectively.
Product Revenue
Net product revenue increased to $68.1 million during 2016 from $65.5 million during 2015, an increase of $2.6 million. Revenue from disk systems increased by $7.0 million primarily related to additions of net product revenue from the RDX® product line acquired from Imation in August 2015, partially offset by a $4.4 million decrease in tape automation, and tape drives and media revenue related to lower tape sales volume.
Net product revenue increased to $65.5 million during 2015 from $12.2 million during 2014. The increase of approximately $53.3 million resulted from our product offerings from our acquisition of Overland in December 2014 and $4.5 million from our RDX® product line which we acquired in August 2015.
Service Revenue
Net service revenue decreased to $8.3 million during 2016 from $10.7 million during 2015. The decrease of approximately $2.4 million was primarily due to the decrease in tape automation product sales which resulted in a decrease in sales of extended service contracts.
Net service revenue increased to $10.7 million during 2015 from $1.3 million during 2014. The increase of approximately $9.4 million was primarily due to service revenue generated by Overland which was acquired in December 2014.
Gross Profit

	2016	Change	2015	Change	2014
Gross profit	$22,339	(1.2)%	$22,619	323.9%	$5,336
Gross margin	29.2%	(0.5) pt	29.7%	(9.9) pt	39.6%
Gross profit - product	$17,631	5.6%	$16,689	257.7%	$4,665
Gross margin - product	25.9%	0.4 pt	25.5%	(12.7) pt	38.2%
Gross profit - service	$4,708	(20.6)%	$5,930	783.8%	$671
Gross margin - service	56.5%	0.8 pt	55.7%	2.8 pt	52.9%
In 2016, gross profit for service revenue decreased due to lower sales of extended service contracts primarily related to decreased tape automation product sales during the year.

In 2015, gross profit increased compared to 2014 due to sales volumes related to our acquisition of Overland in December 2014 and the RDX® product line which we acquired in August 2015. Gross margin for 2015 decreased compared 2014 due to our transition to a company with worldwide operations and a significant increase in product sales as a result of our acquisition of Overland in December 2014. Gross margin on service revenue increased due to higher margin service contracts we assumed in connection with our acquisition of Overland in December 2014.
Operating Expenses
Sales and Marketing Expense
Sales and marketing expenses were $22.2 million, $23.6 million and $5.2 million for the years ended December 31, 2016, 2015 and 2014, respectively. The 2016 decrease of $1.4 million was primarily due to a decrease of $1.3 million in employee and related expenses associated with a lower average headcount and a $0.3 million decrease in share-based compensation, offset by a $0.3 million increase in outside contractor fees.
In 2015, the increase of $18.4 million was primarily due to an increase related to our acquisition of Overland in December 2014, which led to a $14.4 million increase in employee and related expenses associated with a higher average headcount, a $1.5 million increase in outside contractor fees, and a $2.0 million increase in share-based compensation.
Research and Development Expense
Research and development expenses were $8.8 million, $9.9 million and $0.7 million for the years ended December 31, 2016, 2015 and 2014, respectively. The 2016 decrease of $1.1 million was primarily due to a decrease of $1.5 million in employee and related expenses associated with a decrease in average headcount and a decrease of $0.3 million in outside contractor fees and development costs, offset by a $0.7 million increase in share-based compensation.
In 2015, the increase of $9.2 million was primarily due to an increase of $6.3 million in employee and related expenses associated with an increase in average headcount from our acquisition of Overland in December 2014, a $0.7 million increase in share-based compensation, and a $0.4 million increase in outside contractor fees and development costs. During 2015 and 2014, we capitalized $0.1 million and $1.8 million, respectively, of development costs, which were primarily made up of employee and related costs, development supplies, and share-based compensation.
General and Administrative Expense
General and administrative expenses were $20.7 million, $23.3 million and $11.6 million for the years ended December 31, 2016, 2015 and 2014, respectively. The 2016 decrease of $2.6 million was primarily due to: (i) an $0.8 million decrease in bad debt expense; (ii) a $0.7 million decrease in amortization expense related to intangible assets; (iii) a $0.7 million decrease in legal and advisory expenses primarily related to transactional matters and litigation; (iv) a $0.4 million decrease in auditor and tax professionals’ fees; (v) a $0.4 million decrease in outside contractor fees; (vi) a $0.4 million decrease in employee related expenses associated with a decrease in average headcount; and (vii) a $0.3 million decrease in public reporting expenses. These decreases were offset by a $1.4 million increase in share-based compensation.
In 2015, the increase of $11.7 million was primarily due to: (i) a $3.4 million increase in employee related expenses associated with an increase in average headcount related to our acquisition of Overland in December 2014; (ii) a $1.9 million increase in outside contractor fees; (iii) a $1.6 million increase in auditor and tax professionals’ fees primarily as a result of our expanded business operations caused by our acquisition of Overland in December 2014; (iv) a $1.6 million increase in bad debt expense; (v) an $0.8 million increase in amortization expense related to intangible assets; (vi) an $0.8 million increase in public reporting expenses including public relations; and (vii) a $0.7 million increase in share-based compensation, and (viii) a $0.6 million increase in legal and advisory expenses primarily related to transactional matters and litigation.

Impairment of Acquired Intangible Assets
Impairment of acquired intangible assets were $34.4 million, $10.7 million and zero for the years ended December 31, 2016, 2015 and 2014, respectively. During the third quarter of 2016, we concluded that our declining market capitalization could be an indicator of impairment and, therefore, had a third party impairment analysis performed. As a result of the analysis, we recorded an impairment of $33.2 million related to goodwill and an impairment of $1.2 million related to indefinite-lived trade names. During the fourth quarter of 2015, we concluded that our lower net revenue due to timing of projected growth of products and integration of channel partner relationships from the acquisition of Overland could be indicators of impairment and, therefore, performed a third party impairment analysis. At December 31, 2015, as a result of the analysis, we recorded an impairment of $10.7 million of which $1.7 million related to developed technology, $4.1 million related to channel partner relationships, and $4.9 million related to trade names.
Non-Operating Expenses
Interest Expense
Interest expense was $5.1 million, $3.1 million and $0.4 million for the years ended December 31, 2016, 2015 and 2014, respectively. In 2016, the increase is related to an increase in outstanding debt of $7.1 million compared to the same period in the prior year. In addition, in April 2016, the Company paid in full its prior year outstanding credit facilities and expensed the remaining $0.7 million of related capitalized debt costs. In 2015, the increase is related to interest expense for the $19.5 million convertible note with affiliates of Cyrus Capital Partners, a related party, and the $17.4 million outstanding on our credit facilities, $10.0 million of which was payable to affiliates of Cyrus Capital Partners.
Other Income (Expense), Net.
Other income (expense), net, in 2016 was $1.3 million of other income, net, compared to $0.7 million and $0.2 million in 2015 and 2014, respectively, of other expense, net. In 2016, other income, net, was primarily related to revaluation of warrants. In 2015, other expense, net, was primarily related to realized foreign currency losses of $1.7 million, offset by other income of $1.0 million which included $0.5 million for revaluation of warrants.
Income Tax
Income tax provision was $0.8 million for the year ended December 31, 2016, which primarily related to deferred foreign tax expense offset by a reduction in the deferred tax liabilities for the $1.2 million impairment on intangible assets recognized in 2016. Income tax benefit was $1.4 million for the year ended December 31, 2015, which primarily related to the deferred tax liabilities for the $10.7 million impairment on intangible assets recognized in 2015. In 2014, we had a minimal income tax provision related to foreign tax provisions.
Foreign Currency Risk
We conduct business on a global basis and a significant portion of our sales in international markets are not denominated in U.S. dollars. Our wholly-owned foreign subsidiaries incur costs that are denominated in local currencies. As exchange rates vary, these results may vary from expectations when translated into U.S. dollars, which could adversely impact overall expected results. The effect of exchange rate fluctuations on our results of operations resulted in a minimal loss in 2016, and a loss of $1.7 million and $0.2 million for the years ended December 31, 2015 and 2014, respectively.

B. Liquidity and Capital Resources
In 2016, we experienced a significant decline in the market value of our common shares, and we incurred a net loss of $68.5 million.
At December 31, 2016, we had cash of $5.1 million compared to cash of $8.7 million at December 31, 2015. Our primary source of cash flow is generated from sales of our disk and tape automation systems. Cash management and preservation continue to be a top priority. We expect to incur negative operating cash flows as we increase our sales volume, and as we work to improve operational efficiencies.
On March 24, 2017, we entered into a securities purchase agreement (“SPA”) with certain investors party thereto (the “Investors”), pursuant to which we issued to the Investors, in the aggregate, 20,454,546 of our common shares for gross proceeds of $4.5 million. The purchase price for one common share was $0.22. The SPA also provided for the concurrent private placement of warrants exercisable to purchase up to 20,454,546 common shares. Each warrant has an initial exercise price of $0.30 per warrant share. The warrants are exercisable for cash immediately or on a cashless basis commencing on a date which is the earlier of (i) six months from the date of the effective date of the offering or (ii) the date on which we fail to fulfill our obligations to register the common shares underlying the warrants under the registration rights agreements and expiring on a date which is no more than five years from the date of the effective date of the offering. If at any time while the Warrants are outstanding, we sell or grant options to purchase, reprice or otherwise issue any common shares or securities convertible into common shares at a price less than $0.30, then the exercise price for the warrants will be reduced to such price, subject to certain limitations.
Between December 2016 and March 16, 2017, we completed a private placement and issued a total of 18,139,998 “Units” at a purchase price of $0.30 per Unit. Each Unit consisted of one common share and one warrant from each of two series of warrants, as described below. We received gross proceeds of $5.4 million in connection with the sale of the Units.
The first series of warrants is exercisable to purchase 18,139,998 common shares in the aggregate and has an exercise price of $0.40 per share, a one-year term, and is exercisable in whole or in part at any time prior to expiration. The second series of warrants is exercisable for 18,139,998 common shares in the aggregate and has an exercise price of $0.55 per share, a five-year term, and is exercisable in whole or in part at any time prior to expiration.
Management has projected that cash on hand will not be sufficient to allow the Company to continue operations beyond June 30, 2017 if we are unable to amend or refinance our credit facility with Opus Bank. As a result, we expect to need to refinance the short term portions of our existing debt and/or continue to raise additional debt, equity or equity-linked financing in the near future, but such financing may not be available on favorable terms on a timely basis or at all. Significant changes from our current forecasts, including but not limited to: (i) failure to comply with the financial covenants in our credit facility; (ii) shortfalls from projected sales levels; (iii) unexpected increases in product costs; (iv) increases in operating costs; (v) changes in the historical timing of collecting accounts receivable; and (vi) inability to gain compliance with the minimum bid price requirement of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital market could have a material adverse impact on our ability to access the level of funding necessary to continue our operations at current levels. If any of these events occurs or we are unable to generate sufficient cash from operations or financing sources, we may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or possibly seek bankruptcy protection, which would have a material adverse effect on our business, results of operations, financial position and liquidity.
As a result of our recurring losses from operations and negative cash flows, the report from our independent registered public accounting firm regarding our consolidated financial statements for the year ended December 31, 2016 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

As of December 31, 2016, our outstanding debt balance was as follows (in thousands):

	Maturity Date	Interest Rate	Amount Outstanding
Term loan, net of unamortized debt discount of $0.9 million	3/31/2017	Prime + 2.75%	$9,100
Revolving loan	3/31/2017	Prime + 2.75%	$8,195
Term loan - related party	1/31/2018	20.0%	$2,500
Convertible notes - related party, net of unamortized debt discount of $0.3 million	3/31/2018	8.0%	$24,200
All debt and credit facilities are denominated in U.S. dollars. Our debt and credit facilities contain standard borrowing conditions and can be recalled by the lenders if certain conditions are not met.
On March 12, 2017, the Company and Opus Bank entered into an Amendment Number Two to Credit Agreement, Amendment Number One to Amendment Number 1, Waiver and Reaffirmation (the “Second Amendment”). On March 22, 2017, the Company and Opus Bank entered into an Amendment Number Three to Credit Agreement, further amending the Second Amendment. Under the terms of the Second Amendment, as modified by the Third Amendment, (i) the maturity date for the revolving and term loan credit facilities were amended to be the earlier of (a) the maturity date in the Debenture or (b) June 30, 2017 if the Maturity Extension Trigger Date occurs on or before March 31, 2017, (ii) the Lender granted a waiver of specified defaults under the Credit Agreement relating to obligations to deliver to the Lender an executed letter of intent with respect to refinancing the credit facility, and (iii) certain other terms of the Credit Agreement were amended, including but not limited to terms related to collateral coverage, milestone deliverables, and financial covenants. We met the requirements of the Maturity Extension Trigger Date on March 29, 2017. In the event of certain specified events of default, including failure to meet certain monthly revenue and EBITDA targets, to enter into a term sheet with a new lender by April 28, 2017, or to enter into a letter of intent with respect to a financing or retain a financial advisor with respect to a sale of a significant portion of the Company’s assets, all amounts under the Credit Agreement may be accelerated and become immediately payable.
The following table shows a summary of our cash flows (used in) provided by operating activities, investing activities and financing activities (in thousands):

	2016	2015	2014
Net cash used in operating activities	$(17,473)	$(23,157)	$(8,545)
Net cash used in investing activities	$(237)	$(583)	$(8,937)
Net cash provided by financing activities	$14,123	$28,298	$16,513
The use of cash during 2016 was primarily a result of our net loss of $68.5 million offset by $51.5 million in non-cash items, which included a $34.4 million impairment to goodwill and acquired intangible assets, share-based compensation, depreciation and amortization, provision for losses on accounts receivable, amortization of debt issuance costs, loss on extinguishment of debt, deferred tax provision, and fair value adjustment of warrants.
During 2016, capital expenditures totaled $0.2 million. Such expenditures were primarily associated with computer equipment to support product quality. During 2015, capital expenditures totaled $0.4 million. Such expenditures were primarily associated with computer equipment to support product quality. During 2015, we capitalized $0.1 million of development costs as intangible assets. In 2014, we loaned $5.3 million, net, to Overland, capitalized $1.5 million of development costs as intangible assets, purchased $0.5 million of fixed assets primarily associated with computer equipment to support product development, and purchased $4.0 million of intangible assets related to developed technology. These were offset by $2.3 million of cash assumed from our acquisition completed in December 2014.

During 2016, we received $8.3 million from net proceeds of debt issuance, of which $2.5 million was related to net payments to the holders of our related party debt; $2.1 million was from the issuance of common shares for equity financings; and $3.7 million was from the exercise of warrants. During 2015, we received $14.5 million net, from the issuance of common shares for equity financings, $10.0 million from draws on our related party credit facility, $2.5 million from draws on our credit facility, and $1.3 million from the exercise of warrants. During 2014, we received $8.5 million net, from the issuance of common shares, $5.0 million from a note payable with a related party, and $2.7 million from the exercise of warrants.
C. Research and Development, Patents and Licenses, etc.
Research and development expenses include payroll, employee benefits, share-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code and services content. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products, is generally shortly before the products are released to manufacturing. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.
D. Trend Information
The Company has experienced relatively stable demand but increasing price pressures in tape automation systems and tape drives. Tape media continues fluctuates based upon the timing of opportunities and cost of the product. The Company continues to see growth in volume in disk systems, which includes RDX®, SnapServer®, SnapScale® along with the virtualization offerings. Production has increased with sales of disk based products and associated inventory levels have remained relatively stable.
For additional discussion of the trends that affect the Company’s business and financial condition and results of operations, see “History and Development of the Company,” “Operating Results,” “Risk Factors” and “Liquidity and Capital Resources.”
E. Off-Balance Sheet Information
During the ordinary course of business, we provide standby letters of credit to third parties as required for certain transactions initiated by us. As of December 31, 2016, we had $0.4 million in standby letters of credit that were not recorded on our consolidated balance sheets.

F. Tabular Disclosure of Contractual Obligations
The following schedule summarizes our contractual obligations to make future payments at December 31, 2016 (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt — related party, including interest(1)	$29,738	$4,559	$25,179	$—	$—
Credit facility and term note, including interest(1)	18,491	18,491	—	—	—
Operating lease obligations (2)	3,272	1,331	1,718	223	—
Purchase obligations(3)	2,208	2,208	—	—	—
Total contractual obligations	$53,709	$26,589	$26,897	$223	$—
Other commercial commitments:
Letters of credit	$400	$400	$—	$—	$—
________________

(1)	Interest payments have been calculated using the amortization profile of the debt outstanding at December 31, 2016, taking into account the fixed rate paid at year end.

(2)	Represents contractual lease obligations under non-cancelable operating leases.

(3)
Represents purchase orders for inventory and non-inventory items entered into prior to December 31, 2016, with purchase dates extending beyond January 1, 2017. Some of these purchase obligations may be canceled.

G. Safe Harbor
See “Forward-Looking Information”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information with respect to each of the directors and officers of the Company.

Name	Age	Director Since		Position with Sphere 3D
Peter Ashkin(1)(2)(3)(4)	65	January 16, 2012	(6)	Director
Mario Biasini(7)	56	October 21, 2009	(6)	Director
Daniel Bordessa(8)	43	December 1, 2014		Director
Glenn M. Bowman(1)(2)(3)(4)	59	January 16, 2012	(6)	Director
Eric L. Kelly	58	July 15, 2013		Chief Executive Officer, Chairman and Director
Vivekanand Mahadevan(1)(3)(4)(5)	63	December 1, 2014		Director
Peter Tassiopoulos	48	March 7, 2014		President, Vice Chairman and Director
Kurt L. Kalbfleisch	51	N/A		Senior Vice President and Chief Financial Officer
Randall T. Gast	55	N/A		Senior Vice President and Chief Operating Officer
Jenny C. Yeh	42	N/A		Vice President, Legal and General Counsel
_______________

(1)	Independent director. See “Audit Committee - Audit Committee Composition”.

(2)	Member of Audit Committee.

(3)	Member of Compensation Committee.

(4)	Member of the Nominating and Governance Committee.

(5)	Mr. Mahadevan was appointed to the Audit Committee effective December 20, 2016.

(6)	Includes period as Director of the predecessor company, Sphere 3D Inc.

(7)	Mr. Biasini resigned as a Director of the Company on May 11, 2016.

(8)	Mr. Bordessa resigned as a Director of the Company on December 22, 2016.
Peter Ashkin, Director
Mr. Ashkin member of the Board and also serves as the Chairman of its Compensation Committee. Mr. Ashkin has been a Managing Partner of Baker, Cook and Constable LLC, a venture capital firm that focuses on investing in, and operating high-tech start-up companies since March 2012 and President of Peter Ashkin Consulting, a consulting agency that focuses on high-tech start-up companies since 2006. Previously, Mr. Ashkin served as President of the Technology Group for CanWest Mediaworks (2004 - 2006), at that time, Canada’s largest media company, with multiple locations across Canada consisting of newspapers, broadcast television and cable. Prior to CanWest, Mr. Ashkin served as President of Product Strategy for AOL (America Online) (2001 - 2004), at that time, the world’s largest internet provider. Mr. Ashkin also served as Senior Vice President and Chief Technology Officer of Gateway Computer (1998 - 2001) and prior thereto a number of senior and executive management positions at both Toshiba Corporation and Apple.

Glenn M. Bowman, Director
Mr. Bowman is a current member of the Board and serves as the Chairman of the Audit Committee. Mr. Bowman, FCPA, FCA, is Managing Director with CCC Investment Banking (“CCC”). Mr. Bowman was Managing Partner with Capital Canada Limited from 2003 to 2014; a provider of investment banking services to predominantly mid-market companies, since 2003. Mr. Bowman is a Chartered Accountant and a Fellow of the Institute of Chartered Professional Accountants of Ontario. Mr. Bowman’s responsibilities at CCC include investment banking, financial advisory work (including fairness opinions and business and securities valuations), and financial restructuring services. Mr. Bowman has extensive experience in a wide range of topics including mergers and acquisitions, private placements of debt and equity and preparation and assessment of financial forecasts. Mr. Bowman previously served on the board of directors of Rockcliff Resources Inc., a Canadian resource exploration company, and was a member of its audit committee (2010-2015) the board of directors of WireIE Holdings International Inc. (privately held), a global provider of IP based broadband wireless network solutions, and served as Chairman of Alliance Financing Group Inc. (renamed Stream Ventures Inc.)
Eric L. Kelly, Chief Executive Officer, Chairman and Director
Mr. Kelly is a current member of the Board, has served as its Chairman since July 2013, and also serves as its Chief Executive Officer since December 1, 2014. Mr. Kelly formerly served as Chief Executive Officer of Overland since January 2009, President and Chief Executive Officer of Overland since January 2010 and has been a member of Overland’s board of directors since November 2007. Prior to joining Overland, Mr. Kelly was President of Silicon Valley Management Partners Inc., a management consulting and merger and acquisition advisory firm which he co-founded in 2007. Mr. Kelly is serving a second term on the U.S. Department of Commerce’s Manufacturing Council, where he offers advice and counsel to the Obama Administration on strategies and policy recommendations on ways to promote and advance U.S. manufacturing globally, and from 2013 to 2014 he was appointed to President Obama’s Advanced Manufacturing Steering Committee. He is a member of the Global Leadership Council for San Jose State University’s Lucas College and Graduate School of Business. Mr. Kelly has spent over 30 years in computer technology developing distinct operational, marketing and sales expertise. His previous corporate affiliations include Adaptec Inc., Maxtor Corp., Dell Computer Corp., Diamond Multimedia, Conner Peripherals and IBM. Mr. Kelly earned an M.B.A. from San Francisco State University and a B.S. in Business Management from San Jose State University.
Vivekanand Mahadevan, Director
Mr. Mahadevan has been the Chief Executive Officer of Dev Solutions, Inc., a consulting firm that helps technology startups build next-generation market leaders in data analytics, security, storage and cloud markets since March 2012. Mr. Mahadevan was the Chief Strategy Officer for NetApp, Inc., a supplier of enterprise storage and data management software and hardware products and services, from November 2010 until February 2012. Prior to that time served as Vice President of Marketing for LSI Corporation, an electronics company that designs semiconductors and software that accelerate storage and networking, from January 2009 to September 2010. Prior to LSI Corporation, he was Chief Executive Officer for Deeya Energy, Inc., and has also held senior management positions with leading storage and systems management companies including BMC Software, Compaq, Ivita, and Maxxan Systems. Mr. Mahadevan is also a current board member of Violin Memory, Inc. Mr. Mahadevan holds an M.B.A. in Marketing and MS in Engineering from the University of Iowa as well a degree in Mechanical Engineering from the Indian Institute of Technology.
Peter Tassiopoulos, President, Vice Chairman and Director
Mr. Tassiopoulos is a current member of the Board and has served as President of the Company since December 1, 2014. Mr. Tassiopoulos served as the Chief Executive Officer of the Company from March 2013 until December 1, 2014. Mr. Tassiopoulos has extensive experience in information technology business development and global sales as well as a successful track record leading early-stage technology companies. He has been actively involved as a business consultant over the past 10 years, including acting as Chief Operating Officer and then Chief Executive Officer of BioSign Technologies Inc. from September 2009 to April 2011 and Chief Executive Officer of IgeaCare Systems Inc. from February 2003 to December 2008. Mr. Tassiopoulos is also a current board member of Northern Sphere Mining Corp., formerly Argentium Resources Inc.

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
Randall T. Gast, Senior Vice President and Chief Operating Officer
Mr. Gast has served as Senior Vice President and Chief Operating Officer of the Company since December 1, 2014. Mr. Gast served as Overland’s Chief Operating Officer from January 2014 until December 1, 2014, as its Senior Vice President of Worldwide Operations and Service from August 2013 through December 1, 2014, and as its Senior Vice President of Strategic Alliances and Client Services from August 2012 until December 1, 2014. Prior to joining Overland, Mr. Gast was Vice President, Corporate Operations, of 3PAR, Inc. from May 2006 until October 2010 when 3PAR, Inc. was acquired by Hewlett Packard. Mr. Gast served as Vice President of ESSN Supply Chain & Logistics at Hewlett Packard from October 2010 to June 2012.
Jenny C. Yeh, Vice President, Legal and General Counsel
Ms. Yeh has served as Vice President, Legal and General Counsel of the Company since October 5, 2015. Prior to joining the Company, Ms. Yeh served as Executive Counsel, Transactions and Finance, at General Electric Company where she was a senior legal advisor to GE Corporate’s business development group, supporting global corporate strategy and transactions across all GE industrial businesses worldwide. From 2007 to 2011, Ms. Yeh was a corporate partner at Baker & McKenzie LLP, where she advised clients in general corporate and securities matters, with a specialization in complex cross-border transactions. Ms. Yeh holds a Juris Doctorate from Georgetown University Law Center, and Bachelor of Arts degrees from the University of California at Berkeley.
B. Compensation
The following discussion and analysis describes the compensation provided to the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) for fiscal 2016 as well as each of the three other most highly compensated executive officers of the Company. For purposes of this Statement of Executive Compensation, the Company’s named executive officers (the “NEOs”) are determined under rules prescribed by the U.S. Securities and Exchange Commission and generally include: (1) each individual who, at any time during the year, served as the Company’s chief executive officer or chief financial officer, (2) up to three other individuals serving as executive officers on the last day of the year, and (3) up to two other individuals who served as executive officers during the year and are not serving as executive officers on the last day of the year.
Executive Officer Compensation
Our executive compensation programs are determined by the Compensation Committee, within the scope of the authority delegated to it by our Board of Directors and subject to applicable law. The goals of our program are to attract and retain highly qualified and experienced executives and to provide compensation opportunities that are linked to corporate and individual performance. Decisions by the Compensation Committee on our executive compensation programs are subjective and the result of its business judgment, which is informed by the experiences of its members. The NEOs do not have any role in determining their own compensation, although the Compensation Committee does consider the recommendations of the Chief Executive Officer in setting compensation levels for the NEOs other than himself.
The Compensation Committee is authorized under its charter to retain an independent compensation consultant to assist in its decision-making process. The Compensation Committee may also review external compensation data from time to time as a reference point for its decisions. Given the straightforward nature of the compensation provided to our NEOs for fiscal 2016, the Compensation Committee determined that it was not necessary to retain a compensation consultant or to review any compensation surveys or other external compensation data as to its NEO compensation decisions for fiscal 2016.

The primary components of our executive compensation program are base salary, performance bonuses and long-term equity incentive awards. We also provide certain executives with severance benefits pursuant to their employment agreements. Each of these components is discussed in more detail below.
Employment Agreements. In connection with our acquisition of Overland Storage, Inc. (“Overland”) on December 1, 2014, we assumed the employment and severance agreements previously entered into by Overland with Messrs. Kelly and Kalbfleisch, and the obligations set forth under Mr. Gast’s offer of employment letter in effect at the time of the acquisition. The material terms of these agreements are described below under “Employment Agreements.” No other employment agreements were in effect in fiscal 2016.
Base Salaries. Base salaries are primarily intended to attract and retain highly qualified executives by providing them with fixed, predictable levels of compensation. The NEOs’ salary levels are specified in their employment agreements (other than for Mr. Tassiopoulos who is not a party to an employment agreement with the Company) and are subject to periodic review and adjustment by the Compensation Committee. Mr. Tassiopoulos and Mr. Gast received an increase in annual base salary during 2016. Mr. Tassiopoulos’ annual base salary was increased in May 2016 to $310,000 CAD from $240,000 CAD. Mr. Gast’s annual base salary was increased in March 2016 to $300,000 from $240,000.
Performance Bonuses. In March 2016, the Compensation Committee approved a bonus plan for fiscal 2016. The bonus plan was divided into two bonus periods, with the first period consisting of the first two quarters of 2016 and the second period consisting of the last two quarters of fiscal 2016. The bonus amounts were determined based on our revenue and operating expenses for each bonus period against performance targets established by the Compensation Committee for that period. The Compensation Committee also approved the following target bonuses for the NEOs participating in the plan (in each case expressed as a percentage of the executive’s annual base salary: Mr. Kelly - 100%; Mr. Tassiopoulos - 100%; Mr. Kalbfleisch - 60%; Mr. Gast - 50% and Ms. Yeh - 20%. No bonuses have been awarded to date for the 2016 bonus periods.
Long-Term Equity Incentive Awards. Long-term equity incentives are intended to align the NEOs’ interests with those of our shareholders as the ultimate value of these awards depends on the value of the Company’s shares. The Company has historically granted equity awards in the form of stock options with an exercise price that is equal to the per-share closing price of our common shares on the grant date. In recent years, restricted stock units have also been granted as provided for under the Company’s 2015 Plan. The Compensation Committee believes that stock options are an effective vehicle for aligning the interests of our executives with those of our shareholders as the executive will only realize value on their options if the share price increases during the period between the grant date and the date the stock option is exercised. The stock options and restricted stock units function as a retention incentive for the NEOs as they typically vest over a multi-year period following the date of grant. Restricted stock units, which are payable in our common shares, also link the interests of the award recipient with those of our shareholders as the potential value of the award is directly linked to the value of our common shares. Restricted stock units were included as part of the equity award mix granted in fiscal 2016 because they serve as a heightened retention incentive (as the awards generally have some value regardless of our stock price performance) and to help manage the potential dilutive impact of our equity awards (as one restricted stock unit generally has a greater grant date fair value than one stock option, so fewer restricted stock units generally have to be granted than if an award of equivalent grant date fair value was granted in the form of stock options).
In 2016, the Compensation Committee recommended and the Board of Directors approved a grant of restricted stock units to Ms. Yeh. This grant is subject to a multi-year vesting schedule and set by the Compensation Committee at levels it deemed in its judgment to be appropriate to provide a retention incentive.
Other Benefits. We do not provide any material perquisites to the NEOs. As described below under “Employment Agreements,” we enter into agreements with our executive officers from time to time that provide for severance benefits if their employment terminates under certain defined circumstances. The Compensation Committee believes these severance protections are appropriate and help us to attract and retain qualified executives.

Summary Compensation Table
The following table sets forth the compensation for services rendered by the NEOs for the fiscal year ended December 31, 2016.

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)		Non-equity Incentive Plan Compensation(1) ($)	All Other Compensation(2) ($)	Total Compensation ($)
Eric L. Kelly Chief Executive Officer	2016	400,000	—		—	17,674	417,674
Peter Tassiopoulos(3) President	2016	214,480	—		—	3,417	217,897
Kurt L. Kalbfleisch Senior Vice President and Chief Financial Officer	2016	300,000	—		—	23,593	323,593
Randall T. Gast Senior Vice President and Chief Operations Officer	2016	285,000	—		—	9,609	294,609
Jenny C, Yeh Vice President, Legal and General Counsel	2016	300,000	173,100	(4)	—	6,308	479,408
_______________

(1)	The amounts shown in the “Non-equity Incentive Plan Compensation” column represent bonuses awarded to the NEO for the applicable year under our bonus program in effect for that year.

(2)
The amounts shown in the “All Other Compensation” column reflect amounts we paid on the NEOs’ behalf for health insurance and life insurance premiums and certain out-of-pocket medical expenses. For the amounts reported in this column for Mr. Tassiopoulos, see the applicable footnote below.

(3)
The dollar amounts reported for Mr. Tassiopoulos in the table above are presented after conversion from Canadian dollars to U.S. dollars based on an exchange rate of 1.3275 U.S. dollars to one Canadian dollar, which is the average conversion rate in effect for 2016.

(4)	This award is a restricted stock unit which was granted on August 9, 2016 and was valued at $0.87 per share on the grant date (the closing market price for a share of our common stock on that date).
Employment Agreements
Eric L. Kelly. In connection with our acquisition of Overland, we assumed the employment agreement then in effect between Overland and Mr. Kelly (the “Kelly Agreement”), who had been serving as Overland’s President and Chief Executive Officer and was appointed our Chairman and Chief Executive Officer, effective December 1, 2014. The Kelly Agreement provides for Mr. Kelly to earn a base salary of $400,000 and to be eligible to receive an annual bonus based upon the achievement of financial and management objectives reasonably established by our Board of Directors or an authorized committee of our Board of Directors. His annual bonus target is 100% of the greater of $400,000 or his base salary as of the end of the applicable fiscal quarter or year in which the bonus is earned, and he has the opportunity to earn an annual bonus of up to 150% of the target bonus. If we terminate Mr. Kelly’s employment without cause or he resigns for good reason, or if he dies or becomes disabled, before the end of a fiscal quarter or year, he will be eligible to receive a prorated amount of the target bonus for the fiscal quarter or year in which his employment terminates. For purposes of the Kelly Agreement, the terms “cause” and “good reason” are defined in the agreement, and a termination of employment by us without cause includes a termination by us at the end of the term then in effect. To the extent that any travel, lodging or auto expense reimbursements are taxable to Mr. Kelly, we will provide him with a tax restoration payment so that he will be put in the same after-tax position as if such reimbursements had not been subject to tax. The Kelly

Agreement automatically renews each year for an additional one-year term. We may unilaterally modify Mr. Kelly’s cash compensation at any time, subject to Mr. Kelly’s right to terminate his employment for good reason.
The Kelly Agreement also provides that if we terminate Mr. Kelly’s employment without cause or if Mr. Kelly resigns from employment for good reason, then we will be obligated to pay him an aggregate severance payment equal to the sum of (i) 150% of the greater of his base salary then in effect or his original base salary, (ii) a portion of his target bonus prorated based on the number of days he was employed during the period on which the target bonus is based, (iii) an amount equal to the premiums he would be required to pay to continue health insurance coverage under our insurance plans for himself and his eligible dependents under COBRA for 18 months following the date of his termination, and (iv) an amount necessary for him to continue life, accident, medical and dental insurance benefits for himself and his eligible dependents in amounts substantially similar to those which he received immediately prior to the date of his termination for a period of 18 months following his termination (reduced by the amount of any reimbursement for COBRA premiums as described in clause (iii) above). The severance payment will be made in equal monthly installments over 18 months in accordance with our regular payroll practices. In addition, Mr. Kelly will be entitled to accelerated vesting for any unvested portion of his then outstanding stock options and any other equity-based awards that would otherwise have vested during the 12-month period following his termination. In the case of vested stock options, he will be permitted to exercise such options in whole or in part at any time within one year of the date of his termination, subject to earlier termination upon the expiration of the maximum term of the applicable options under the applicable plan or upon a change in control. The severance benefits described above are contingent upon Mr. Kelly providing us with a general release of all claims.
In addition, we assumed a retention agreement between Overland and Mr. Kelly, which provides that he will receive a lump sum severance payment if, within 60 days before or two years following a change of control of Overland, his employment is terminated by Overland without cause or he resigns for good reason (as such terms are defined in the agreement). The severance payment will equal 150% of the sum of Mr. Kelly’s base salary at the time of the consummation of the change of control or termination date or $400,000, whichever is higher, plus any annual target bonus. The retention agreement provides that (i) if Mr. Kelly elects to continue insurance coverage as provided by COBRA, we will reimburse him for an amount equal to the premiums he would be required to pay to continue health insurance coverage under our insurance plans for himself and his eligible dependents under COBRA for 18 months following the date of his termination, and (ii) we will reimburse him for an amount necessary for him to continue life, accident, medical and dental insurance benefits for himself and his eligible dependents in amounts substantially similar to those which he received immediately prior to the date of his termination for a period of 18 months following his termination (reduced by the amount of any reimbursements for COBRA premiums as described in clause (i) above). We are required to reimburse Mr. Kelly for the estimated costs of these benefits in one lump sum payment on his termination date. In addition, Mr. Kelly will be entitled to accelerated vesting for any unvested portion of his then outstanding stock options and any other equity-based awards granted by Overland. In the case of vested stock options, he will be permitted to exercise such options in whole or in part at any time within one year of the date of his termination, subject to earlier termination upon the expiration of the maximum term of the applicable options under the applicable plan or upon a change of control. If any portion of any payment under the retention agreement would constitute an “excess parachute payment” within the meaning of Section 280G of the U.S. Internal Revenue Code, then that payment will be reduced to an amount that is one dollar less than the threshold for triggering the tax imposed by Section 4999 of the U.S. Internal Revenue Code if such reduction would result in a greater benefit for Mr. Kelly on an after-tax basis. The consideration payable to Mr. Kelly under the retention agreement is contingent upon him providing us a general release of claims.
Kurt L. Kalbfleisch. In connection with our acquisition of Overland, we assumed the employment agreement then in effect between Overland and Mr. Kalbfleisch (the “Kalbfleisch Agreement”), who had been serving as Overland’s Senior Vice President and Chief Financial Officer and was appointed our Senior Vice President and Chief Financial Officer, effective December 1, 2014. The Kalbfleisch Agreement provides for Mr. Kalbfleisch to earn a base salary of $266,000. In November 2013, Mr. Kalbfleisch’s base salary was increased to $300,000. If we terminate Mr. Kalbfleisch’s employment without cause or he resigns his employment for good reason before the end of a fiscal quarter or year, he will be eligible to receive a prorated amount of the target bonus for the fiscal quarter or year in which his employment terminates. For purposes of the Kalbfleisch Agreement, the terms “cause” and “good reason” are defined in the agreement, and a termination of employment by us without cause includes a termination by us at the end of the term then in effect. The Kalbfleisch Agreement automatically renews each year for additional one-year terms. We may unilaterally modify Mr. Kalbfleisch’s cash compensation at any time, subject to Mr. Kalbfleisch’s right to terminate his employment for good reason.
The Kalbfleisch Agreement provides that if we terminate Mr. Kalbfleisch’s employment without cause or if Mr. Kalbfleisch resigns from employment for good reason, we will be obligated to pay him an aggregate severance payment equal to the sum of (i) the greater of his annual base salary then in effect or his original base salary of $266,000, (ii) a portion of any target bonus prorated based on the number of days he was employed during the period on which the target bonus is based, (iii) an amount equal to the premiums he would be required to pay to continue health insurance coverage under our insurance plans for himself and his eligible dependents under COBRA for 12 months following the date of his termination, and (iv) an amount necessary for him to continue life, accident, medical and dental insurance benefits for himself and his eligible dependents in amounts substantially similar to those which he received immediately prior to the date of his termination for a period of 12 months following his termination (reduced by the amount of any reimbursement for COBRA premiums as described in clause (iii) above). The severance payment will be made in equal monthly installments over the 12 months following termination of employment. In addition, Mr. Kalbfleisch will be entitled to accelerated vesting for any unvested portion of his then outstanding stock options and any other equity-based awards that would otherwise have vested during the 12-month period following his termination. In the case of vested stock options, he will be permitted to exercise such options in whole or in part at any time within one year of the date of his termination, subject to earlier termination upon the expiration of the maximum term of the applicable options under the applicable plan or upon a change in control. If such a termination of employment occurs within two years following a change in control of our Company, then the severance benefits will generally be the same as described above except that the cash severance will be paid in a single lump sum on the sixtieth day after termination of employment and Mr. Kalbfleisch will be entitled to accelerated vesting for any unvested portion of his then outstanding stock options and any other equity-based awards. If any payment under the Kalbfleisch Agreement would constitute an “excess parachute payment” within the meaning of Section 280G of the U.S. Internal Revenue Code, then that payment will be reduced to an amount that is one dollar less than the threshold for triggering the tax imposed by Section 4999 of the U.S. Internal Revenue Code if such reduction would result in a greater benefit for Mr. Kalbfleisch on an after-tax basis. The severance benefits described above are contingent upon Mr. Kalbfleisch providing us with a general release of all claims.
Peter Tassiopoulos. Upon Mr. Tassiopoulos’ transition from consultant to employee status in June 2014, the Company and Mr. Tassiopoulos agreed that the bonus and severance arrangements provided in his consulting agreement with the Company would continue in effect. Under these arrangements, Mr. Tassiopoulos is eligible for performance bonuses, at the sole discretion of the Board of Directors, of up to 100% of his annual base salary. In the event of a transaction resulting in the sale of all or substantially all of the shares or assets of the Company, Mr. Tassiopoulos would be entitled to receive on a sliding scale of 1% to 5% of the transaction value, net of certain amounts. If Mr. Tassiopoulos’ employment is terminated without cause, he would be entitled to a lump sum payment equal to six months of his base salary, plus two additional months of base salary for each additional completed year of his service with the Company after March 1, 2014. Mr. Tassiopoulos’ current annual base salary is $310,000 CAD as increased from $240,000 CAD in May 2016.
Randall T. Gast. As our Senior Vice President Chief Operations Officer, Mr. Gast is an at-will employee and his employment may be terminated by us for any reason, with or without notice. Mr. Gast currently earns an annual salary of $300,000 as increased from $240,000 in March 2016. In connection with our acquisition of Overland, we assumed the obligations set forth in Mr. Gast’s offer of employment letter which provides that if Mr. Gast’s employment is terminated by us without cause he is eligible to receive severance benefits consisting of (i) six months base salary based upon  the greater of his annual base salary then in effect or his original base salary of $240,000, (ii) a portion of any target bonus prorated based on the number of days he was employed during the period on which the target bonus is based, and (iii) an amount equal to the premiums he would be required to pay to continue health insurance coverage under our insurance plans under COBRA for 12 months following the date of his termination, should he timely elect and remains eligible for COBRA coverage. The base salary and bonus shall be paid in accordance with standard payroll procedures over the six-month period following his termination date and an amount based upon the cost of COBRA premiums shall be paid in accordance with standard payroll procedures over 12 months following his termination. If within two years of the consummation of a change of control of our company, his employment is terminated without cause or he resigns with good reason, Mr. Gast will be entitled to a severance payment equal to a lump sum payment of (i) 12 months base salary based upon  the greater of his annual base salary then in effect or his original base salary of $240,000, (ii) a portion of any target bonus prorated based on the number of days he was employed during the period on which the target bonus is based, and (iii) an amount equal to the premiums he would be required to pay to continue health insurance coverage under our insurance plans under COBRA for 12 months following the date of his termination, should he timely elect and remains eligible for COBRA coverage. In addition, Mr. Gast will be entitled to accelerated vesting for any unvested portion of his then outstanding stock options and any other equity-based awards.
Jenny C. Yeh. As our Vice President, Legal and General Counsel, Ms. Yeh is an at-will employee and her employment may be terminated by us for any reason, with or without notice. Ms. Yeh currently earns an annual salary of $300,000. If her employment is terminated by her for good reason or by us without cause during the two-year period following a change of control, then any unvested portion of equity-based awards granted to her by the Company shall vest in full as of the date of such termination.
2015 Performance Incentive Plan
Employees, officers, directors and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the 2015 Plan. Our Board of Directors has broad authority to administer the 2015 Plan, including the authority to select participants and determine the types of awards that they are to receive, determine the grants levels, vesting and other terms and conditions of awards, and construe and interpret the terms of the 2015 Plan and any agreements relating to the plan.
A total of 10,090,315 shares of our common stock are authorized for issuance with respect to awards granted under the 2015 Plan (not including shares subject to terminated awards under our Second Amended and Restated Stock Option Plan that become available for issuance under the 2015 Plan). Awards under the 2015 Plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock, stock units and other forms of awards including cash awards. Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.
The number and type of shares available under the 2015 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, are subject to customary adjustments in the event of stock splits, stock dividends and certain other corporate transactions. Generally, and subject to limited exceptions set forth in the 2015 Plan, if we dissolve or undergo certain corporate transactions such as a merger, business combination or other reorganization, or a sale of all or substantially all of our assets, all awards then-outstanding under the 2015 Plan will become fully vested or paid, as applicable, and will terminate or be terminated in such circumstances, unless the Board of Directors provides for the assumption, substitution or other continuation of the award. The Board of Directors also has the discretion to establish other change in control provisions with respect to awards granted under the 2015 Plan.
The Board of Directors may amend or terminate the 2015 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to stockholders for their approval as required by applicable law or deemed advisable by the Board of Directors. If not earlier terminated by the Board of Directors, the 2015 Plan will terminate on May 14, 2025. The 2015 Plan is not exclusive - the Board of Directors may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

Outstanding Equity Awards at 2016 Fiscal Year-End
The following table provides information about the current holdings of stock and option awards by our NEO’s at December 31, 2016.

Name		Option-based Awards					Stock Awards
	Grant Date	Number of securities underlying unexercised options (#)	Number of securities underlying unexercised options (#)		Option exercise price(1) ($)	Option expiration date	Number of units of stock that have not vested (#)		Market value of unites of stock that have not vested(2) ($)
		exercisable	unexercisable
Eric L. Kelly	7/9/2013	850,000	—		0.49	7/8/2023	—		—
	9/16/2013	25,000	—		2.02	9/15/2023	—		—
	8/26/2015	93,332	46,668	(3)	2.71	8/26/2021	—		—
	8/26/2015	—	—		—	—	280,000	(3)	84,000
Peter Tassiopoulos	3/4/2013	100,000	—		0.64	3/3/2018	—		—
	9/16/2013	100,000	—		2.02	9/15/2023	—		—
Kurt L. Kalbfleisch	8/26/2015	66,666	33,334	(3)	2.71	8/26/2021	—		—
	8/26/2015	—	—		—	—	200,000	(3)	60,000
Randall T. Gast	8/23/2012	4,638	—		20.48	8/23/2018	—		—
	8/26/2015	66,666	33,334	(3)	2.71	8/26/2021	—		—
	8/26/2015	—	—		—	—	207,407	(5)	62,222
Jenny C. Yeh	11/10/2015	—	—		—	—	133,332	(6)	40,000
	8/9/2016	—	—		—	—	200,000	(7)	60,000
_______________

(1)
The exercise prices reported for the options expiring in 2023 for Mr. Kelly, and for each of the options expiring in 2018 and 2023 for Mr. Tassiopoulos, in the table above are presented after conversion from Canadian dollars to U.S. dollars based on an exchange rate of 1.3275 U.S. dollars to one Canadian dollar, which is the average conversion rate in effect for 2016.

(2)	Computed by multiplying the number of unvested shares by $0.30, the closing market price of our common shares on December 30, 2016 (the last trading day of December).

(3)	These options are scheduled to vest in monthly installments beginning in January 2017 and ending in August 2018.

(4)	This stock award is scheduled to vest in quarterly installments beginning in January 2017 and ending in February 2018.

(5)
This stock award is scheduled to vest in monthly installments beginning in January 2017 and ending in February 2018. Subject to the vesting requirements, the entire award for 400,000 shares will be in paid in one installment on or promptly following February 19, 2018.

(6)	This stock award is scheduled to vest in semi-annual installments beginning in January 2017 and ending in October 2018.

(7)	This stock award is scheduled to vest in semi-annual installments beginning in January 2017 and ending in August 2019.

Incentive Awards - Value Vested During the Year
The following table sets forth information regarding stock awards that vested during the fiscal year ended December 31, 2016. No options were exercised by our NEOs during fiscal year 2016.

Name	Number of Shares Acquired on Vesting	Valued Realized on Vesting(1) ($)
Eric L. Kelly	224,000	203,343
Kurt L. Kalbfleisch	160,000	145,245
Randall T. Gast	177,778	163,839
Jenny C. Yeh	66,668	36,667
_______________

(1)	The value realized on vesting is determined by multiplying (x) the number of shares that vested during 2016, times (y) the closing price of our common shares on NASDAQ on the applicable vesting date.
The following table sets forth summary information regarding compensation of our NEOs subject to deferred payment arrangements during fiscal 2016.

Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year(2) ($)	Aggregate Withdrawals/ Distributions(3) ($)	Aggregate Balance at Last Fiscal Year End ($)
Randall T. Gast	163,839	—	(110,507)	—	53,332
_______________

(1)
These entries reflect the aggregate market value of certain stock units that vested during 2016 (based on the stock price on their vest), but which had not been paid as of December 31, 2016. These stock units were awarded by the Company to Mr. Gast in August 2015.

(2)	This entry reflects changes in the market value of the stock units between the applicable vest dates and the last day of fiscal 2016.

Compensation of Directors
The following table sets forth compensation information for the year ended December 31, 2016 for the members of our Board of Directors during 2016 who were not employed by us or any of our subsidiaries (“non-employee directors”). Eric Kelly and Peter Tassiopoulos are each NEOs who also served on the Board of Directors during 2016. The 2016 compensation information for each of these individuals is presented in the Summary Compensation Table above and they were not entitled to any additional compensation for their service on the Board during fiscal 2016.

Name	Fees Earned ($)	Share-based Awards(1) ($)	All Other Compensation ($)		Total ($)
Peter Ashkin	40,000	78,754	—		118,754
Mario Biasini(3)	10,000	—	84,773	(2)	94,773
Daniel Bordessa(4)	40,000	—	—		40,000
Glenn Bowman	40,000	78,754	—		118,754
Vivekanand Mahadevan	50,000	87,643	—		137,643
_______________

(1)
On February 26, 2016, Messrs. Ashkin, Bowman, and Mahadevan were each awarded a restricted stock unit (“RSU”) for 26,666 Shares for their service on a Special Committee of the Board. The RSUs were valued at $1.62 per share on the grant date (the closing market price on NASDAQ for one of our common shares on that date) and vested in full on the grant date. On November 8, 2016, Messrs. Ashkin and Bowman, were each awarded a restricted stock unit (“RSU”) for 63,492 Shares for their service on the Board. On the same date, Mr. Mahadevan was awarded a RSU for 79,365 shares for his service on the Board as Lead Board member. All of the RSUs awarded on November 8, 2016 were valued at $0.56 per share on the grant date (the closing market price on NASDAQ for one of our common shares on that date) and vest in full on September 13, 2017.

(2)
All other compensation for Mr. Biasini includes consulting fees paid to Mr. Biasini and health insurance premiums paid on his behalf. Mr. Biasini’s consulting agreement with the Company was terminated effective April 30, 2016. In exchange for a general release agreement, he is being paid a monthly severance of CAD$9,750 and medical coverage through April 30, 2017. The amount reported is presented after conversion from Canadian dollars to U.S. dollars based on an exchange rate of 1.3275 U.S. dollars to one Canadian dollar, which was the average conversion rate in effect for 2016.

(3)	Mr. Biasini resigned as a Director of the Company on May 10, 2016.

(4)	Mr. Bordessa resigned as a Director of the Company on December 20, 2016.
Director Compensation
The non-employee board members are paid $10,000 per quarter for their service on the Board and the Lead Board member is paid $12,500 per quarter for his service on the Board. During 2016, the Board also granted restricted stock units to certain non-employee directors as described in the notes to the table above. The Board retains complete discretion to adopt or modify our programs for providing cash and/or equity-based compensation to our non-employee directors as it deems appropriate from time to time.

C. Board Practices
The term of office of each director expires at the next annual general meeting of the Shareholders.
Board Committees
The Board has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.
Audit Committee
The Audit Committee assists the Board in fulfilling its oversight responsibilities by overseeing the accounting, treasury, financial reporting and risk management processes, and the reviews and audits of the financial statements of the Company. The Audit Committee meets at least four times per year and at least once every fiscal quarter, with authority to convene additional meetings, as circumstances require. All Audit Committee members are expected to attend each meeting, in person or via telephone conference. The Audit Committee will invite members of management, auditors or others to attend meetings and provide pertinent information, as necessary. It will hold private meetings with auditors and executive sessions. The Audit Committee may meet privately with any single member of management or any combination of members of management, as it deems appropriate.
The members of the Company’s Audit Committee are:

Glenn M. Bowman (Chair)	Independent(1)	Financially Literate(2)
Peter Ashkin	Independent(1)	Financially Literate(2)
Vivekanand Mahadevan(3)	Independent(1)	Financially Literate(2)
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

(3)	Mr. Mahadevan was appointed to the Audit Committee effective December 21, 2016.
Compensation Committee
The Compensation Committee acts on behalf of the Board in matters pertaining to the appointment, compensation, benefits and termination of members of the senior management team. The Compensation Committee reviews the goals and objectives relevant to the compensation of the senior management team, as well as the annual salary, bonus, pension, severance and termination arrangements and other benefits, direct and indirect, of the senior management team, and makes recommendations to the Board and/or management, as appropriate. The members of the Compensation Committee are Peter Ashkin (Chair), Glenn M. Bowman, and Vivekanand Mahadevan.
Nominating and Governance Committee
The Corporate Governance and Nominating Committee assists the Board in carrying out its responsibilities by reviewing corporate governance and nomination issues and making recommendations to the Board as appropriate. The Nominating and Governance Committee is responsible for identifying individuals qualified to become directors, recommending to the Board proposed nominees for election to the Board, and overseeing the Board’s overall approach to governance, Board processes and leadership. In identifying potential Board members, the Nominating and Governance Committee considers, among other things, the competencies and skills the Board as a whole should possess, criteria for candidates after considering the competencies and skills of existing directors, and the competencies and skills of each potential new nominee. The members of the Nominating and Governance Committee are Peter Ashkin, Glenn M. Bowman, and Vivekanand Mahadevan (Chair).

D. Employees
The Company had 387 employees at December 31, 2016. The Company’s employees in Germany and China are covered by labor unions, and the Company believes its relationships with the unions representing these employees are good. The following table sets forth information concerning our employees by geographic location.

	Year Ended December 31,
	2016	2015	2014
Canada	15	17	25
United States	102	130	129
EMEA	62	62	93
APAC	208	220	257
	387	429	504
The following table sets forth information concerning our employees by category of activity.

	Year Ended December 31,
	2016	2015	2014
Cost of sales	224	240	272
Sales and marketing	92	104	136
Research and development	29	40	46
General and administrative	42	45	50
	387	429	504

E. Share Ownership
The following table sets forth certain information concerning the direct and beneficial ownership of common shares at March 29, 2017 by each director, each NEO, and all directors and officers of the Company as a group. Each common share entitles its holder to one vote. There are no arrangements involving employee ownership of capital of the Company besides the grant of options or other awards under the Company’s Inducement or 2015 Plan. Common shares outstanding on March 29, 2017 were 102,608,418.

Name	Number of Common Shares		Beneficial Ownership
Eric L. Kelly	2,302,041	(1)	2.2%
Peter Tassiopoulos	300,000	(2)	0.3%
Kurt L. Kalbfleisch	359,656	(3)	0.3%
Randall T. Gast	422,441	(4)	0.4%
Jenny C. Yeh	104,051	(5)	0.1%
Peter Ashkin	67,777		0.1%
Glenn M. Bowman	87,777		0.1%
Vivekanand Mahadevan	51,763	(6)	0.1%
All officers and directors as a group	3,695,506	(7)	3.5%
_______________

(1)	These shares include the right to acquire shares upon exercise of 983,888 stock options and the payment of 112,000 restricted stock units.

(2)	These shares include the right to acquire shares upon exercise of 200,000 stock options.

(3)	These shares include the right to acquire shares upon exercise of 77,777 stock options and the payment of 80,000 restricted stock units.

(4)	These shares include the right to acquire shares upon exercise of 82,415 stock options and the payment of 266,667 restricted stock units.

(5)	These shares include the right to acquire shares upon the payment of 66,667 restricted stock units.

(6)	These shares include the right to acquire shares upon exercise of 2,783 stock options.

(7)	These shares include the right to acquire shares upon exercise of 1,346,863 stock options and the payment of 525,334 restricted stock beneficially owned by our directors and NEOs.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our common shares as of March 29, 2017 by each person known to us to beneficially own, directly or indirectly, or exercise control or discretion over, voting securities carrying more than 5% of voting rights attached to the common shares. We have experienced significant changes in the percentage ownership held by major shareholders as a result of the related party transactions as described in Item 7.B. “Related Party Transactions”.

Name	Type of Ownership (direct, indirect)	Number of Common Shares(1)		Beneficial Ownership(2)
MF Ventures, LLC	Direct	41,966,969	(3)	32.8%
Cyrus Capital Partners, L.P. managed funds and affiliates	Direct	20,289,192	(4)	18.1%
Lynn Factor	Direct	11,044,500	(5)	10.0%
Sheldon Inwentash	Direct	8,440,100	(6)	7.8%
_______________

(1)	These amounts include common shares, which could be acquired upon exercise of outstanding convertible securities within 60 days.

(2)	Based on 102,608,418 shares outstanding on March 29, 2017.

(3)
Information was obtained from MF Ventures, LLC pursuant to Schedule 13D/A filed March 21, 2017 and Company records. These shares include the right to acquire 25,380,087 shares upon exercise of certain convertible securities. MF Ventures, LLC is a limited liability company formed to make one or more investments in business ventures or activities deemed appropriate by Victor B. MacFarlane, as Manager of MF Ventures, LLC. Mr. MacFarlane as Manager of MF Ventures, LLC and Thaderine D. MacFarlane as a controlling member of MF Ventures, LLC share voting power over the shares of common stock held by MF Ventures, LLC.

(4)
Information was obtained from Cyrus Capital Partners, L.P. pursuant to Schedule 13D/A filed February 13, 2017. Certain funds and affiliates managed by Cyrus, directly and indirectly own these shares. These shares include 9,466,667 Shares upon exercise of certain convertible securities. shares (the “Cyrus Group”). These shares include 9,466,667 Shares upon exercise of certain convertible securities. The Cyrus Group is comprised of Cyrus Capital Partners, L.P., a Delaware limited partnership, (“Cyrus”), Crescent 1, L.P., a Delaware limited partnership (“Crescent”), CRS Master Fund, L.P., a Cayman Islands exempted limited partnership, (“CRS”), Cyrus Opportunities Master Fund II, Ltd., a Cayman Islands exempted limited company, (“Cyrus Opportunities)”, Cyrus Select Opportunities Master Fund, Ltd., a Cayman Islands exempted limited company, (“Cyrus Select”), Cyrus Capital Partners GP, L.L.C., a Delaware limited partnership, (“Cyrus GP”), Cyrus Capital Advisors, L.L.C., a Delaware limited liability company, (“Cyrus Advisors”), and Mr. Stephen C. Freidheim. Each of Crescent, CRS, Cyrus Opportunities and Cyrus Select, or collectively the Cyrus Funds, are private investment funds engaged in the business of acquiring, holding and disposing of investments in various companies. Cyrus is the investment manager of each of the Cyrus Funds. Cyrus GP is the general partner of Cyrus. Cyrus Advisors is the general partner of Crescent and CRS. Mr. Freidheim is the managing member of Cyrus GP and Cyrus Advisors and is the Chief Investment Officer of Cyrus. Crescent, CRS, Cyrus Opportunities, Cyrus Select and Mr. Freidheim have entered into an investment management agreement with Cyrus giving Cyrus full voting and disposition power over the shares of common stock held by the Cyrus Group.

(5)
Information was obtained from Lynn Factor pursuant to a Schedule 13D filed February 23, 2017. Ms. Factor has sole rights to vote and dispose of the shares of common stock held in her name. These shares include the right to acquire 7,719,500 shares upon exercise of certain convertible securities. Excluded are 8,440,100 shares beneficially owned by Sheldon Inwentash. By virtue of Ms. Factor’s marriage to Mr. Inwentash, Ms. Factor may be deemed to have shared power to vote or dispose of the common shares owned by Mr. Inwentash and the common shares issuable upon exercise of the convertible securities owned by Mr. Inwentash (collectively, the “Inwentash Shares”). However, Ms. Factor does not have such power and therefore disclaims beneficial ownership of the Inwentash Shares.

(6)
This information was obtained from Sheldon Inwentash pursuant to a Schedule 13D filed February 23, 2017. These shares include the right to acquire 4,328,100 shares upon exercise of certain convertible securities and 700,000 common shares owned by ThreeD Capital Inc. (“3D”) and the right to acquire 1,400,000 shares upon the exercise of certain convertible securities held by 3D. Mr. Inwentash is the Chief Executive Officer of 3D and has shared rights to vote and dispose of the shares held by 3D. Mr. Inwentash does not share rights to vote and dispose of the shares held in his name. Excluded are 11,044,500 shares beneficially owned by Lynn Factor. By virtue of Mr. Inwentash’s marriage to Ms. Factor, Mr. Inwentash may be deemed to have shared power to vote or dispose of the common shares owned by Ms. Factor and the common shares issuable upon exercise of the convertible securities owned by Ms. Factor (collectively, the “Factor Shares”). However, Mr. Inwentash does not have such power and therefore disclaims beneficial ownership of the Factor Shares.

There are no limitations on the rights to own Sphere 3D’s securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on Sphere 3D’s common shares imposed by Canadian law or by the charter or other constituent document of the company. As of March 29, 2017, approximately 58% of the common shares were held by residents of the U.S. and there were 17 holders of record in the U.S. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities. Additionally, within the past five years, more than 10% of our capital stock was paid for with assets other than cash.
B. Related Party Transactions
Related parties of the Company include the Company’s directors, key management personnel and persons that beneficially own, control or direct, directly or indirectly, more than 10% of the voting securities of the Company. Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. There were no transactions between the Company and such related parties for the period from the beginning of the Company’s last full fiscal year up to March 30, 2017 that were material to the Company or such related party, except for the following:
Registered Direct Offering and Concurrent Private Placement. On March 24, 2017, the Company entered into a securities purchase agreement with certain investors party thereto, pursuant to which the Company issued to the investors, in the aggregate, 20,454,546 of the Company’s common shares for gross proceeds of $4.5 million. The purchase price for one common share was $0.22. The security purchase agreement also provided for the concurrent private placement of warrants exercisable to purchase up to 20,454,546 common shares.
MF Ventures, LLC, which beneficially owns, directly or indirectly, securities of the Company carrying more than 10% of the voting rights attached to the outstanding voting securities of the Company (on a partially-diluted basis), participated in the offering by acquiring 4,545,454 common shares and warrants to purchase 4,545,454 common shares, for an aggregate purchase price of $1.0 million.

Private Placement. Between December 2016 and March 16, 2017, the Company completed a private placement and issued a total of 18,139,998 “Units” at a purchase price of $0.30 per Unit. Each Unit consisted of one common share and one warrant from each of two series of warrants. The Company received gross proceeds of $5.4 million in connection with the sale of the Units. The first series of warrants is exercisable to purchase 18,139,998 common shares in the aggregate and has an exercise price of $0.40 per share, a one-year term, and is exercisable in whole or in part at any time prior to expiration. The second series of warrants is exercisable for 18,139,998 common shares in the aggregate and has an exercise price of $0.55 per share, a five-year term, and is exercisable in whole or in part at any time prior to expiration.
MF Ventures, LLC, participated in the private placements by acquiring 8,333,333 common shares and warrants to purchase 16,666,666 shares.
Lynn Factor and Sheldon Inwentash, a married couple who beneficially owns, directly or indirectly, securities of the Company carrying more than 10% of the voting rights attached to the outstanding voting securities of the Company (on a partially-diluted basis), participated in the private placements by acquiring 5,325,000 common shares and warrants to purchase 10,650,000 shares. An additional 700,000 common shares and warrants to purchase 1,400,000 shares were acquired by ThreeD Capital Inc. Mr. Inwentash is the Chief Executive Officer of ThreeD Capital Inc.
Related Party Term Loan. In September 2016, the Company entered into a $2.5 million term loan agreement with FBC Holdings (an affiliate of Cyrus Capital Partners, a related party). The term loan has a maturity date of January 31, 2018 and bears interest at a 20.0% simple annual interest rate, payable monthly in arrears. Monthly payments of principal on the term loan begin on January 31, 2017, in 13 equal installments. The Company has the option to pre-pay the outstanding balance of the term loan, plus any accrued interest, at any time.
Related Party Warrant Exchange Agreement. The Company entered into a warrant exchange agreement (the “Warrant Exchange Agreement”), dated March 25, 2016, with MF Ventures, LLC (the “Holder”) pursuant to which the Company agreed to issue a warrant (the “New Warrant”) for the purchase of up to 7,199,216 common shares (the “Warrant Shares”), no par value, in a privately negotiated exchange under Section 3(a)(9) of the Securities Act of 1933, as amended, in exchange for the surrender and cancellation of previously outstanding warrants for the purchase of up to, in aggregate, 3,031,249 common shares (the “Previously Outstanding Warrants”). The Previously Outstanding Warrants were issued pursuant to: (i) that certain Purchase Agreement, dated as of May 13, 2015, by and between the Company and the Holder (the “May Purchase Agreement”); (ii) that certain Purchase Agreement, dated as of August 10, 2015, by and between the Company and the Holder (the “August Purchase Agreement”); and (iii) that certain Subscription Agreement, dated as of September 22, 2015, by and between the Company and the Holder (the “2015 Subscription Agreement”). The terms of the New Warrant are substantially similar to the Previously Outstanding Warrants except: (i) in the case of the Previously Outstanding Warrants issued pursuant to the May Purchase Agreement, the exercise price changed from $4.00 per common share to $1.22 per common share; (ii) in the case of the Previously Outstanding Warrants issued pursuant to the August Purchase Agreement and the 2015 Subscription Agreement, the exercise price changed from $2.33 per common share to $1.22 per common share; and (iii) the expiry date changed from various dates between May 18, 2020 and September 22, 2020 to April 14, 2016. However, if the holder exercises the New Warrant for the purchase of at least 3,031,249 common shares before April 14, 2016, then the expiry date for the balance of any unexercised portion of the New Warrant shall become March 25, 2021. On March 25, 2016, the Holder exercised 3,031,249 of the Warrant Shares for 3,031,249 common shares pursuant to which the Company received $3.7 million in proceeds. The expiration date for the remaining balance of the New Warrant is March 25, 2021.
The Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of March 25, 2016, with the Holder. Pursuant to the Registration Rights Agreement, the Company filed a registration statement with the SEC to register the resale of the Warrant Shares.

Related Party Convertible Notes. On December 1, 2014, in connection with the acquisition of Overland, the existing debt of Overland and the remaining debt of the Company were amended and restated into a $19.5 million convertible note with FBC Holdings.  In April 2016, the Company modified its convertible note with FBC Holdings, pursuant to which the holder made an additional advance of $5.0 million to the Company. The convertible note is scheduled to mature March 31, 2018 and bears interest at an 8.0% simple annual interest rate, payable semi-annually. The obligations under the convertible note are secured by substantially all assets of the Company. At December 31, 2016, the Company had $24.2 million, net of unamortized debt costs of $0.3 million, outstanding on the convertible note.
In February 2016, in connection with the November 2015 modification and certain specified terms, we issued to the holder of the convertible note a warrant to purchase 500,000 of common shares of the Company at a price of $1.62.
In 2016, we issued 4,214,849 common shares for the payment of interest expense on our convertible note.
Terminated Related Party Credit Facility. In December 2014, the Company entered into a revolving credit agreement with FBC Holdings for a revolving credit facility of $5.0 million. In July 2015, the credit facility was amended to extend the scheduled maturity date to May 2016 with an automatic extension to November 2016, and the aggregate borrowing amount was increased from $5.0 million to $10.0 million. In April 2016, the credit facility was terminated upon repayment of the outstanding balance.
For the year ended December 31, 2016, interest expense for the credit facility was $0.9 million, which included $0.7 million of amortization of issuance costs.
C. Interest of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See Item 18. Financial Statements.
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
B. Significant Changes
Registered Direct Offering and Concurrent Private Placement. On March 24, 2017, the Company entered into a securities purchase agreement (“SPA”) with certain investors party thereto (the “Investors”), pursuant to which the Company issued to the Investors, in the aggregate, 20,454,546 of the Company’s common shares for gross proceeds of $4.5 million. The purchase price for one common share was $0.22. The SPA also provided for the concurrent private placement of warrants exercisable to purchase up to 20,454,546 common shares. Each warrant has an initial exercise price of $0.30 per warrant share. The warrants are exercisable for cash immediately or on a cashless basis commencing on a date which is the earlier of (i) six months from the date of the effective date of the offering or (ii) the date on which we fail to fulfill our obligations to register the common shares underlying the warrants under the registration rights agreements and expiring on a date which is no more than five years from the date of the effective date of the offering. If at any time while the Warrants are outstanding, the Company sells or grants options to purchase, reprice or otherwise issue any common shares or securities convertible into common shares at a price less than $0.30, then the exercise price for the warrants will be reduced to such price, subject to certain limitations. In addition, upon the occurrence of certain fundamental transactions, including certain mergers, sales of substantially all of our assets or those of our significant subsidiaries, and other significant corporate events, the warrant holders will have certain rights, including for the exchange of the warrants for warrants to purchase common shares of the successor entity and the right to have the company purchase the warrants for their Black Scholes value.
Pursuant to the terms of the securities purchase agreement, purchasers of at least $0.5 million of common shares and warrants will, in the aggregate, have the right to participate in future offerings of our common shares or securities convertible into common shares, in an amount equaling up to 50% of such subsequent financings, which right expires 15 months from the closing of this offering.
Debt Refinance. On March 12, 2017, the Company and Opus Bank entered into an Amendment Number Two to Credit Agreement, Amendment Number One to Amendment Number 1, Waiver and Reaffirmation (the “Second Amendment”). On March 22, 2017, the Company and Opus Bank entered into an Amendment Number Three to Credit Agreement, further amending the Second Amendment. Under the terms of the Second Amendment, as modified by the Third Amendment, (i) the maturity date for the revolving and term loan credit facilities were amended to be the earlier of (a) the maturity date in the Debenture or (b) June 30, 2017 if the Maturity Extension Trigger Date occurs on or before March 31, 2017, (ii) the Lender granted a waiver of specified defaults under the Credit Agreement relating to obligations to deliver to the Lender an executed letter of intent with respect to refinancing the credit facility, and (iii) certain other terms of the Credit Agreement were amended, including but not limited to terms related to collateral coverage, milestone deliverables, and financial covenants. We met the requirements of the Maturity Extension Trigger Date on March 29, 2017. In the event of certain specified events of default, including failure to meet certain monthly revenue and EBITDA targets, to enter into a term sheet with a new lender by April 28, 2017, or to enter into a letter of intent with respect to a financing or retain a financial advisor with respect to a sale of a significant portion of the Company’s assets, all amounts under the Credit Agreement may be accelerated and become immediately.
Further, as a condition of the entry into the Second Amendment, the Company issued to Opus Bank (i) a warrant, exercisable in the event that we have not repaid all outstanding amounts due under the Credit Agreement on or prior to April 17, 2017, for the purchase of the number of common shares equivalent to $75,000 at an exercise price of $0.01 per common share and (ii) a warrant, exercisable in the event that we have not repaid all outstanding amounts due under the Credit Agreement on or prior to May 31, 2017, for the purchase of the number of common shares equivalent to $100,000 at an exercise price of $0.01 per common share.
Private Placement. Between December 2016 and March 16, 2017, the Company completed a private placement and issued a total of 18,139,998 “Units” at a purchase price of $0.30 per Unit. Each Unit consisted of one common share and one warrant from each of two series of warrants, as described below. The Company received gross proceeds of $5.4 million in connection with the sale of the Units. In December 2016, 6,933,333 common shares were issued and the remaining common shares and warrants were issued in 2017.
The first series of warrants is exercisable to purchase 18,139,998 common shares in the aggregate and has an exercise price of $0.40 per share, a one-year term, and is exercisable in whole or in part at any time prior to expiration. The second series of warrants is exercisable for 18,139,998 common shares in the aggregate and has an exercise price of $0.55 per share, a five-year term, and is exercisable in whole or in part at any time prior to expiration.
Business Acquisition. On January 27, 2017, the Company acquired 80.1% of the outstanding equity securities and membership interests of UCX and HVE, respectively, for $1.1 million in cash and issued 2,205,883 common shares for an approximate value of $0.8 million, such that after such acquisition, the Company owned 100% of the outstanding equity securities of each such entity. UCX and HVE provide information technology consulting services and hardware solutions around cloud computing, data storage and server virtualization to corporate, government, and educational institutions primarily in the southern central United States. By adding UCX’s products, technologies, professional services and engineering talent, and HVE’s engineering and virtualization expertise, the Company intends to expand its virtualization practice as well as enhance its ability to accelerate the delivery of hybrid cloud solutions to customers. The Company is preparing the fair value estimates for the assets acquired and liabilities assumed.

 Nasdaq Listing. In January 2017, the Company received a letter from the Listing Qualifications Staff of the Nasdaq Stock Market (“Nasdaq”) granting the Company an extension until July 31, 2017 to regain compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Rule”). If at any time before July 31, 2017, the bid price of the Company’s common shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Company will regain compliance with the Rule, and the matter will be closed. If the Company does not regain compliance with the Rule by July 31, 2017 the Company may be subject to delisting from NASDAQ. In connection with the grant of the extension to regain compliance with the Rule, the listing of the Company’s common shares was transferred, at the Company’s request, to the NASDAQ Capital Market under the existing ticker symbol (ANY) at the opening of business on February 1, 2017.

ITEM 9. THE OFFERING LISTING
A. Offer and Listing Details
On December 28, 2012, our common shares commenced trading on the TSX Venture Exchange under the symbol “ANY”. On July 8, 2014, our common shares commenced trading on the NASDAQ Global Market under the symbol “ANY”. On December 10, 2014, we voluntarily delisted our common shares from the TSXV. On February 1, 2017, our common shares commenced trading on the NASDAQ Capital Market in connection with our application to transfer our shares from the NASDAQ Global Market.

	TSXV (CAD$)
Annual Highs and Lows	High	Low
Fiscal 2012 (from December 28, 2012)	0.95	0.74
Fiscal 2013	6.80	0.41
Fiscal 2014 (through December 10, 2014)	11.20	5.35

	NASDAQ (USD$)
Annual Highs and Lows	High	Low
Fiscal 2014 (from July 8, 2014)	11.00	4.87
Fiscal 2015	7.49	1.30
Fiscal 2016	2.00	0.18

	NASDAQ (USD$)
Quarterly Highs and Lows for Fiscal 2015 and 2016	High	Low
First Quarter Fiscal 2015	7.49	3.35
Second Quarter Fiscal 2015	5.46	2.98
Third Quarter Fiscal 2015	5.73	1.66
Fourth Quarter Fiscal 2015	3.80	1.30
First Quarter Fiscal 2016	2.00	1.02
Second Quarter Fiscal 2016	1.38	0.66
Third Quarter Fiscal 2016	0.95	0.40
Fourth Quarter Fiscal 2016	0.92	0.18

	NASDAQ (USD$)
Monthly Highs and Lows	High	Low
September 2016	0.84	0.40
October 2016	0.68	0.45
November 2016	0.92	0.42
December 2016	0.85	0.18
January 2017	0.56	0.26
February 2017	0.36	0.26
March 2017 (through March 27, 2017)	0.34	0.20
B. Plan of Distribution
Not applicable.

C. Markets
The common shares of the Company are traded on the NASDAQ Capital Market under the symbol “ANY”.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The following is a summary of the material provisions of our Articles of Amalgamation (“Articles”) and by-laws (as amended, “By-laws”) and certain related sections of the Business Corporations Act (Ontario) (“BCA”). This summary is qualified in its entirety by reference to the Articles and By-laws, which are included as Exhibits 1.1-1.2 to this Annual Report, and the BCA.
Stated Objects or Purposes. Our Articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.
Directors’ Power to Vote on Matters in which a Director is Materially Interested. Our Articles issued pursuant to the BCA contain no restrictions on the power of directors:

(1)	to vote on a proposal arrangement or contract in which the director is materially interested;

(2)	in the absence of an independent quorum, to vote compensation to themselves or any member of their body; or

(3)	with respect to borrowing powers exercisable by the directors or how such borrowing powers may be varied.
The restrictions on the ability of a director to vote and the requirement to disclose his or her interest are governed by applicable corporate legislation.
Directors’ Power to Determine the Compensation of Directors. The remuneration of our directors, if any, may be determined by our directors. Such remuneration may be in addition to any salary or other remuneration paid to any of our officers or employees who are also directors.
Retirement or Non-Retirement of Directors Under an Age Limit Requirement. Our Articles do not impose any mandatory age-related retirement or non-retirement requirement for our directors.
Number of Shares Required to be Owned by a Director. Our Articles do not require that a director hold any shares as a qualification for his or her office.
Rights, Preferences and Restrictions of Shares. The rights, preferences and restrictions attaching to the common shares are as set forth in the Articles.
Action Necessary to Change the Rights of Holders of Shares. Under the BCA, certain types of amendments to our Articles, including amendments to change the rights, privileges, restrictions or conditions attached to our shares, are subject to approval by special resolution of the Shareholders.

Shareholder Meetings. The board, the chairman of the board, the managing director, the president or the holders of not less than 5% of the issued Shares of the Company that carry the right to vote at a meeting sought, shall have power to call a special meeting of Shareholders at any time. For the purposes of determining Shareholders entitled to receive notice of a meeting, the directors may fix an advance date as the record date for such determination. Any record date shall not precede by more than 60 days or by less than 30 days the date on which the meeting is to be held.
The only persons entitled to be present at a meeting of the Shareholders shall be those entitled to vote the directors and auditor of the Company and others who, although not entitled to vote, are entitled or required under any provision of the BCA, the Articles or the by-laws to be present at the meeting A quorum for the transaction of business at any meeting of shareholders shall be at least two shareholders entitled to vote at such meeting, whether present in person or represented by proxy.
Limitations on the Right to Own Securities. Our Articles do not provide for any limitations on the rights to own our securities.
Change of Control. Our Articles and Bylaws do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.
Shareholder Ownership Disclosure. Although U.S. and Canadian securities laws regarding share ownership by certain persons require certain disclosure, our Articles do not provide for any ownership threshold above which Share ownership must be disclosed.
C. Material Contracts
The following are material contracts, other than contracts in the ordinary course of business, which have been entered into by Sphere 3D and/or its subsidiaries for the two years immediately preceding the publication of this Annual Report and are in effect:

1.
Subscription Agreement dated May 13, 2015 between the Company and Lynn Factor for the purchase of up to 500,000 common shares and warrants exercisable for the purchase of up to 500,000 common shares, for an aggregate purchase price of $1.6 million. The warrant has an exercise price of $4.00 and an expiration date of May 21, 2020.

2.
Subscription Agreement dated October 6, 2015 between the Company and Lynn Factor for the purchase of up to 300,000 common shares and warrants exercisable for the purchase of up to 75,000 common shares, for an aggregate purchase price of $699,000. The warrant has an exercise price of $2.33 and an expiration date of October 14, 2020.

3.
Subscription Agreement dated November 30, 2015 between the Company and Lynn Factor for the purchase of up to 220,000 common shares and warrants exercisable for the purchase of up to 220,500 common shares, for an aggregate purchase price of $440,000. The warrant has an exercise price of $2.50 and an expiration date of December 15, 2020.

4.
Subscription Agreement dated November 30, 2015 between the Company and Sheldon Inwentash for the purchase of up to 220,000 common shares and warrants exercisable for the purchase of up to 220,500 common shares, for an aggregate purchase price of $440,000. The warrant has an exercise price of $2.50 and an expiration date of December 15, 2020.

5.
Warrant to purchase 274,000 common shares for an exercise price of $2.33 per common share dated December 18, 2015 and expiring on October 14, 2020 issued by the Company to Lynn Factor issued pursuant to the price protection provisions of the Subscription Agreement described in 10C(2) above.

6.
Asset Purchase Agreement dated August 10, 2015 between Imation Corp., Overland Storage, Inc. and Sphere 3D Corp. (see Note 3, Business Combinations, RDX Asset Acquisition in our Notes to Consolidated Financial Statements)

7.	Lock-Up Agreement dated August 10, 2015 between Imation Corp. and Sphere 3D Corp. (see Note 3, Business Combinations, RDX Asset Acquisition in our Notes to Consolidated Financial Statements)

8.	First Amendment to 8% Senior Secured Convertible Debenture dated November 30, 2015 between the Company and FBC Holdings S.A.R.L. (see ITEM 7.B. Related Party Transactions)

9.
Warrant Exchange Agreement dated March 25, 2016 between Sphere 3D Corp. and MF Ventures, LLC (formerly MacFarlane Family Ventures, LLC) for the issuance of warrants to purchase up to 7,199,216 common shares of the Company at an exercise price of $1.22, in exchange for the surrender of previously issued warrants, in the aggregate, of 3,031,249. (see ITEM 7.B. Related Party Transactions)

10.
Credit Agreement dated April 6, 2016 between the Company and Opus Bank for a term loan in the amount of $10.0 million and a credit facility in the amount of up to $10.0 million. (see Note 7, Debt, Opus Bank Credit Agreement in our Notes to Consolidated Financial Statements)

11.	Second Amendment to 8% Senior Secured Convertible Debenture dated April 6, 2016 between the Company and FBC Holdings S.A.R.L.

12.	Term Loan Agreement dated September 16, 2016 between Sphere 3D Corp. and FBC Holdings S.A.R.L. (see Note 7, Debt, Opus Bank Credit Agreement in our Notes to Consolidated Financial Statements)

13.
Consent, Waiver, Reaffirmation and Amendment Number One to Credit Agreement dated December 30, 2016 between the Company and Opus Bank. (see Note 7, Debt, Opus Bank Credit Agreement in our Notes to Consolidated Financial Statements)

14.
Warrant to Purchase 862,068 common shares for an exercise price of $0.01 per common share dated December 30, 2016 and expiring on December 30, 2022 issued by the Company to Opus Bank. (see Note 7, Debt, Opus Bank Credit Agreement in our Notes to Consolidated Financial Statements)

15.
Purchase Agreement dated December 30, 2016 between the Company and MF Ventures, LLC for the purchase of up to 8,333,333 common shares and warrants exercisable for the purchase of up to 16,666,666 common shares, for an aggregate purchase price of $2.5 million. (see ITEM 7.B. Related Party Transactions)

16.
Purchase Agreement dated December 30, 2016 between the Company and Lynn Factor for the purchase of up to 3,325,000 common shares and warrants exercisable for the purchase of up to 6,650,000 common shares, for an aggregate purchase price of $997,500. (see ITEM 7.B. Related Party Transactions)

17.
Purchase Agreement dated December 29, 2016 between the Company and Sheldon Inwentash for the purchase of up to 2,000,000 common shares and warrants exercisable for the purchase of up to 4,000,000 common shares, for an aggregate purchase price of $600,000. (see ITEM 7.B. Related Party Transactions)

18.
Purchase Agreement dated December 29, 2016 between the Company and ThreeD Capital Inc. for the purchase of up to 700,000 common shares and warrants exercisable for the purchase of up to 1,400,000 common shares, for an aggregate purchase price of $210,000. (see Item 7 (B) Related Party Transactions)

19.
Amendment Number Two to Credit Agreement, Amendment Number One to Amendment Number 1, Waiver and Reaffirmation dated March 12, 2017 between Overland Storage, Inc., Tandberg Data Gmbh and Opus Bank. (see Note 7, Debt, Opus Bank Credit Agreement in our Notes to Consolidated Financial Statements)

20.
Third Amendment to Credit Agreement dated March 21, 2017 between Overland Storage, Inc., Tandberg Data Gmbh and Opus Bank. (see Note 7, Debt, Opus Bank Credit Agreement in our Notes to Consolidated Financial Statements)

21.
Securities Purchase Agreement dated March 24, 2017 between the Company and MF Ventures, LLC for the purchase of up to 4,545,454 common shares and warrants exercisable for the purchase of up to 4,545,454 common shares, for an aggregate purchase price of $1.0 million. (see ITEM 7.B. Related Party Transactions)

22.
Securities Purchase Agreement dated March 24, 2017 between the Company and various investors for the purchase of up to 15,909,092 common shares and warrants exercisable for the purchase of up to 15,909,092 common shares, for an aggregate purchase price of $3.5 million.

23.
Registration Rights Agreement between the Company and various investors, including MF Ventures, LLC.,  dated March 24, 2017 for the registration of up to 20,454,546 common shares issuable upon the exercise of warrants.

D. Exchange Controls
The Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations under the laws of Canada or by the charter or other constituent documents of the Company, except the Investment Canada Act which may require review and approval by the Minister of Industry (Canada) of certain acquisition of control of the Company by non-Canadians. The threshold for acquisitions of control is generally defined as being one third or more of Sphere 3D's voting shares. If the investment is potentially injurious to national security it may be subject to review under the Investment Canada Act notwithstanding the percentage interest acquired or amount of the investment. "Non-Canadian" generally means an individual who is not Canadian citizen, or a corporation partnership, trust or joint venture that is ultimately controlled by non-Canadians.
E. Taxation
Material Canadian Federal Income Tax Considerations
The following summarizes the material Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of Sphere 3D by holders who, at all relevant times, (i) are residents of the U.S. for the purposes of the Canada-United States Tax Convention (1980), as amended (the “Convention”), (ii) are not resident in Canada or deemed to be resident in Canada for purposes of the Income Tax Act (Canada), as amended to the date hereof (the “Canadian Tax Act”), (iii) deal at arm’s length with and are not affiliated with the Company for the purposes of the Canadian Tax Act, and (iv) do not use or hold and are not deemed to use or hold such common shares in the course of carrying on or being deemed to be carrying on business in Canada (“U.S. Resident Holders”). Special rules, which are not discussed in this summary, may apply to a U.S. Resident Holder that is an insurer carrying on business in Canada or elsewhere or an “authorized foreign bank” (all as defined in the Canadian Tax Act).
This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof (the “Proposals”), the provisions of the Convention as in effect on the date hereof, and an understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency in force as of the date hereof. Other than the Proposals, this summary does not take into account or anticipate any changes in law or in the administrative policies or assessing practices of the Canada Revenue Agency, whether by legislative, governmental or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada which may differ significantly from those discussed herein. The summary assumes that the Proposals will be enacted substantially as proposed, but there can be no assurance that the Proposals will be enacted as proposed or at all.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident Holder, and no representation with respect to the tax consequences to any particular U.S. Resident Holder is made. The tax liability of a U.S. Resident Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Resident Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.
All amounts relevant in computing a U.S. Resident Holder’s liability under the Canadian Tax Act are generally required to be computed in Canadian dollars.
Dividends. Dividends paid or credited or deemed under the Canadian Tax Act to be paid or credited to a U.S. Resident Holder on the common shares of Sphere 3D are subject to Canadian withholding tax equal to 25% of the gross amount of such dividends. Under the Convention and subject to the provisions thereof, the rate of Canadian withholding tax which would apply to dividends paid on the common shares to a U.S. Resident Holder that beneficially owns such dividends and is fully entitled to the benefits under the Convention is generally 15%, unless the beneficial owner is a company which owns at least 10% of the voting shares of Sphere 3D at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions. For purposes of the following discussion, we have assumed that the common shares of Sphere 3D will remain listed on the NASDAQ. A U.S. Resident Holder is not subject to tax under the Canadian Tax Act in respect of a capital gain realized on the disposition of the common shares of Sphere 3D in the open market unless the shares are “taxable Canadian property” to the holder thereof and the U.S. Resident Holder is not entitled to relief under the Convention. The common shares of Sphere 3D will be taxable Canadian property to a U.S. Resident Holder if, at any time during the 60-month period preceding the disposition: (i) the U.S. Resident Holder, alone or together with persons with whom the U.S. Resident Holder did not deal at arm’s length (for purposes of the Canadian Tax Act), owned 25% or more of the issued shares of Sphere 3D of any class or series, and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of real property situated in Canada, timber resource properties, Canadian resource properties, or an option in respect of, or an interest in, or for civil law a right in, any of the foregoing.
Notwithstanding the foregoing, the common shares of Sphere 3D may otherwise be deemed to be taxable Canadian property to a U.S. Resident Holder for purposes of the Canadian Tax Act in particular circumstances. U.S. Resident Holders to whom common shares constitute taxable Canadian property should consult with their own tax advisors as to the Canadian income tax consequences of a disposition of the common shares.
F. Dividends and Paying Agents
Not applicable.
G. Statement By Experts
Not applicable.
H. Documents on Display
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.
You may also inspect reports and other information about the Company electronically on SEDAR at www.sedar.com and on its website at www.sphere3d.com.
I. Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
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
Foreign Currency Risk. We conduct business on a global basis and a significant portion of our sales in international markets are not denominated in U.S. dollars. Export sales represent a significant portion of our sales and are expected to continue to represent a significant portion of sales. Purchase contracts are typically in U.S. dollars. In addition, our wholly-owned foreign subsidiaries incur costs that are denominated in local currencies. As exchange rates vary, these results may vary from expectations when translated into U.S. dollars, which could adversely impact overall expected results.

We have noticed only a slight depreciation, less than 1%, in the average value of the Euro compared to the U.S. dollar, in 2016 compared to 2015. Our 2016 revenues would have been impacted with a 10% change in the average value of the Euro compared to the U.S. dollar by approximately $3.7 million, or 4.9% of total revenue, primarily as a result of revenue denominated in Euros.
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
Liquidity Risk. Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depository Shares
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective to give reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis as of the end of the period covered by this annual report.

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
Based on our evaluation under the framework in Internal Control-Integrated Framework, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2016. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.
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
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s Board of Directors has determined that Glenn M. Bowman qualifies as an “audit committee financial expert of the Company’s Audit Committee is independent as that term is defined by the rules and regulations of the NASDAQ Stock Market, Inc. and qualifies as an “audit committee financial expert” and is an independent director as defined in Item 407(d)(5) of Regulation S-K under the U.S. Securities Exchange Act of 1934, as amended.
ITEM 16B. CODE OF ETHICS
We have adopted a code of ethics that applies to the registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Such code is posted on the Company’s website and is available at www.sphere3d.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate fees incurred by the Company’s current external auditor, Moss Adams, in each of the last two years for audit and other fees are as follows (in thousands):

	2016	2015
Audit fees(1)	$514	$553
Audit related fees(2)	10	61
Tax fees(3)	9	51
All other fees(4)	—	—
	$533	$665
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
Pre-Approval Policies and Procedures
The Audit Committee has the authority to pre-approve all non-audit services to be provided to the Company by its independent auditor. All services provided by Moss Adams during the years 2016 and 2015 were pre-approved by the Audit Committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions in NI 52-110 (de minimis non-audit services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16F. CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G. CORPORATE GOVERNANCE
NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities equaling 20% or more of the Company’s common shares or voting power for less than the greater of market, or book value or in transactions which will result in a “change of control” of the Company. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers like Sphere 3D to follow their home country practice rather than this shareholder approval requirement. Since the Company is not required under Canadian securities laws to obtain shareholder approval prior to entering into a transaction with the potential to issue securities as described above, Sphere 3D relied upon this exemption in connection with the integrated offerings of common shares and warrants to purchase common shares consummated in September, October, and December 2015; in connection with the warrant exchange in March 2016; and the integrated offerings of common shares and warrants to purchase common shares consummated in the period between December 2016 and March 16, 2017.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Sphere 3D are included at the end of this Annual Report.
ITEM 19. EXHIBITS
The exhibits listed in the accompanying “Exhibit Index” are incorporated herein by reference.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned Annual Report on its behalf.

Sphere 3D Corp.

/s/ Eric L. Kelly
Eric L. Kelly
Chief Executive Officer
Date:   March 30, 2017

___________________________________________________

SPHERE 3D CORP.
For the Years Ended December 31, 2016, 2015 and 2014

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Sphere 3D Corp.
We have audited the accompanying consolidated balance sheets of Sphere 3D Corp. (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
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
In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sphere 3D Corp. as of December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
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
/s/ Moss Adams LLP
San Diego, California
March 30, 2017

Sphere 3D Corp.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	December 31, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	$5,056	$8,661
Accounts receivable, net of allowance for doubtful accounts of $1,648 and $1,567, respectively	11,591	13,401
Inventories	10,002	11,326
Investment	1,500	—
Other current assets	2,121	3,155
Total current assets	30,270	36,543
Property and equipment, net	3,058	3,972
Intangible assets, net	47,728	54,019
Goodwill	11,068	44,132
Other assets	432	445
Total assets	$92,556	$139,111
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$10,561	$10,855
Accrued liabilities	3,619	4,326
Accrued payroll and employee compensation	2,227	2,625
Deferred revenue	5,338	6,150
Debt - related party	2,294	10,000
Debt	17,300	7,391
Other current liabilities	1,515	5,050
Total current liabilities	42,854	46,397
Deferred revenue, long-term	1,051	1,675
Long-term debt - related party	24,401	19,500
Long-term deferred tax liabilities	3,100	2,755
Other long-term liabilities	704	644
Total liabilities	72,110	70,971
Commitments and contingencies (Note 15)
Shareholders’ equity:
Common shares, no par value; 66,565 and 45,198 shares issued and outstanding as of December 31, 2016 and 2015, respectively	157,254	136,058
Accumulated other comprehensive loss	(1,565)	(1,135)
Accumulated deficit	(135,243)	(66,783)
Total shareholders’ equity	20,446	68,140
Total liabilities and shareholders’ equity	$92,556	$139,111

See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Operations
(in thousands of U.S. dollars, except per share amounts)

	Year Ended December 31,
	2016	2015	2014
Net revenue:
Product revenue	$68,065	$65,514	$12,201
Service revenue	8,328	10,651	1,268
	76,393	76,165	13,469
Cost of product revenue	50,434	48,825	7,536
Cost of service revenue	3,620	4,721	597
Gross profit	22,339	22,619	5,336
Operating expenses:
Sales and marketing	22,243	23,569	5,153
Research and development	8,794	9,916	655
General and administrative	20,728	23,271	11,567
Impairment of goodwill and acquired intangible assets	34,398	10,702	—
	86,163	67,458	17,375
Loss from operations	(63,824)	(44,839)	(12,039)
Other income (expense):
Interest expense - related party	(3,106)	(2,710)	(207)
Interest expense	(1,981)	(355)	(240)
Other income (expense), net	1,276	(689)	(194)
Loss before income taxes	(67,635)	(48,593)	(12,680)
Provision for (benefit from) income taxes	825	(1,366)	42
Net loss	$(68,460)	$(47,227)	$(12,722)
Net loss per share:
Basic and diluted	$(1.38)	$(1.24)	$(0.53)
Shares used in computing net loss per share:
Basic and diluted	49,736	37,957	24,131
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Comprehensive Loss
(in thousands of U.S. dollars)

	Year Ended December 31,
	2016	2015	2014
Net loss	$(68,460)	$(47,227)	$(12,722)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(430)	286	(1,285)
Total other comprehensive (loss) income	(430)	286	(1,285)
Comprehensive loss	$(68,890)	$(46,941)	$(14,007)
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Shareholders’ Equity
(in thousands of U.S. dollars)

	Common Shares		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount
Balance at January 1, 2014	21,098	$14,407	$(136)	$(6,834)	$7,437
Issuance of common shares for acquisition	8,557	68,627	—	—	68,627
Issuance of common shares for cash	3,423	11,901	—	—	11,901
Issuance of common shares for technology	1,090	6,454	—	—	6,454
Issuance of common shares for conversion of convertible notes	333	2,500	—	—	2,500
Shares returned for related party loan payment	(194)	(1,513)	—	—	(1,513)
Issuance of common shares pursuant to the exercise of stock options	247	148	—	—	148
Share-based compensation	—	3,593	—	—	3,593
Other comprehensive loss	—	—	(1,285)	—	(1,285)
Net loss	—	—	—	(12,722)	(12,722)
Balance at December 31, 2014	34,554	106,117	(1,421)	(19,556)	85,140
Issuance of common shares for cash, net	6,916	13,697	—	—	13,697
Issuance of common shares for acquisition	1,529	6,147	—	—	6,147
Issuance of common shares for settlement of related party interest expense	668	1,560	—	—	1,560
Issuance of common shares pursuant to the exercise of stock options and vesting of restricted stock units, net	1,531	(6)	—	—	(6)
Issuance of warrants in relation to related party debt	—	1,380	—	—	1,380
Share-based compensation	—	7,163	—	—	7,163
Other comprehensive income	—	—	286	—	286
Net loss	—	—	—	(47,227)	(47,227)
Balance at December 31, 2015	45,198	136,058	(1,135)	(66,783)	68,140
Issuance of common shares for cash	10,472	5,707	—	—	5,707
Issuance of common shares for investment purchase	3,947	1,500	—	—	1,500
Issuance of common shares for settlement of related party interest expense	4,215	1,859	—	—	1,859
Issuance of warrants	—	1,994	—	—	1,994
Issuance of warrants in relation to related party debt	—	485	—	—	485
Issuance of common shares pursuant to the vesting of restricted stock units	2,032	(11)	—	—	(11)
Issuance of restricted stock awards	701	531	—	—	531
Share-based compensation	—	9,131	—	—	9,131
Other comprehensive loss	—	—	(430)	—	(430)
Net loss	—	—	—	(68,460)	(68,460)
Balance at December 31, 2016	66,565	$157,254	$(1,565)	$(135,243)	$20,446
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended December 31,
	2016	2015	2014
Operating activities:
Net loss	$(68,460)	$(47,227)	$(12,722)
Adjustments to reconcile net loss to cash used in operating activities:
Impairment of goodwill and acquired intangible assets	34,398	10,702	—
Depreciation and amortization	6,187	7,450	3,453
Share-based compensation	9,131	7,154	3,253
Provision for losses on accounts receivable	715	1,567	—
Deferred tax provision (benefit)	349	(1,632)	(3)
Amortization of debt issuance costs	1,453	727	3
Loss on extinguishment of debt	502	—	—
Fair value adjustment of warrants	(1,248)	(478)	—
Changes in operating assets and liabilities (net of effects of acquisitions):
Accounts receivable	(1,185)	(1,499)	(4,827)
Inventories	1,282	6	(424)
Accounts payable and accrued liabilities	1,066	1,984	3,311
Accrued payroll and employee compensation	(377)	(1,187)	951
Deferred revenue	(1,344)	(1,901)	57
Other assets and liabilities, net	58	1,177	(1,597)
Net cash used in operating activities	(17,473)	(23,157)	(8,545)
Investing activities:
Purchase of fixed assets	(237)	(415)	(487)
Development costs capitalized as intangible assets	—	(108)	(1,499)
Purchase of intangible assets	—	(60)	(4,013)
Loan to related party	—	—	(7,750)
Proceeds received from related party loan	—	—	2,500
Cash received from acquisition	—	—	2,312
Net cash used in investing activities	(237)	(583)	(8,937)
Financing activities:
Proceeds from debt	18,195	—	—
Payments on debt	(7,391)	—	—
Proceeds from issuance of common shares and warrants	5,831	16,812	12,092
Payment for issuance costs	—	(1,009)	(868)
Proceeds from debt - related party	2,500	10,000	5,000
Payments on debt - related party	(5,000)	—	—
Proceeds from credit facility, net	—	2,501	141
Proceeds from exercise of stock options	—	225	148
Payment for restricted stock units tax liability on net settlement	(12)	(231)	—
Net cash provided by financing activities	14,123	28,298	16,513
Effect of exchange rate changes on cash	(18)	(155)	10
Net (decrease) increase in cash and cash equivalents	(3,605)	4,403	(959)
Cash and cash equivalents, beginning of period	8,661	4,258	5,217
Cash and cash equivalents, end of period	$5,056	$8,661	$4,258

Sphere 3D Corp.
Consolidated Statements of Cash Flows (continued)
(in thousands of U.S. dollars)

	Year Ended December 31,
	2016	2015	2014
Supplemental disclosures of cash flow information:
Cash paid for income taxes	$228	$54	$30
Cash paid for interest	$946	$647	$23
Supplemental disclosures of non-cash investing and financing activities:
Issuance of common shares for cost-method investment	$1,500	$—	$—
Issuance of common shares for acquisition	$—	$6,147	$68,627
Issuance of common shares for related party interest expense	$1,859	$1,560	$—
Issuance of warrants in relation to related party credit facility	$485	$1,380	$—
Issuance of warrants	$1,995	$(1,925)	$—
Contingent liability for the acquisition of intangible assets	$—	$(2,500)	$2,500
Issuance of common shares for technology	$—	$—	$6,454
Issuance of common shares for conversion of convertible notes	$—	$—	$2,500
Issuance of common shares for settlement of liabilities	$531	$—	$677
Common shares received for settlement of related party debt	$—	$—	$(1,513)

See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Notes to Consolidated Financial Statements

1.	Organization and Business
Sphere 3D Corp. (the “Company”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.”
The Company delivers data management, and desktop and application virtualization solutions via hybrid Cloud, Cloud and on-premise implementations through its global reseller network. The Company achieves this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. The Company’s products allow organizations to deploy a combination of public, private or hybrid cloud strategies while backing them up with the latest storage solutions. The Company has a portfolio of brands including Glassware 2.0™, NEO®, RDX®, SnapCLOUD™, SnapServer®, SnapSync™ and V3®.
These consolidated statements include the financial statements of the Company, its wholly-owned subsidiaries, including Overland Storage, Inc. (“Overland”), V3 Systems Holdings, Inc., and Sphere 3D Inc.
The Company has projected that cash on hand will not be sufficient to allow the Company to continue operations beyond June 30, 2017 if the Company is unable to amend or refinance our credit facility with Opus Bank. As a result, the Company expects to need to refinance the short term portions of its existing debt and/or continue to raise additional debt, equity or equity-linked financing in the near future, but such financing may not be available on favorable terms on a timely basis or at all. Significant changes from the Company’s current forecasts, including but not limited to: (i) failure to comply with the financial covenants in our credit facility; (ii) shortfalls from projected sales levels; (iii) unexpected increases in product costs; (iv) increases in operating costs; (v) changes in the historical timing of collecting accounts receivable; and (vi) inability to gain compliance with the minimum bid price requirement of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital market could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occurs or the Company is unable to generate sufficient cash from operations or financing sources, the Company may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or possibly seek bankruptcy protection, which would have a material adverse effect on the Company’s business, results of operations, financial position and liquidity.
The Company incurred losses from operations and negative cash flows from operating activities for the 12 months ended December 31, 2016, and such losses might continue for a period of time. Based upon the Company's current expectations and projections for the next year, the Company believes that it may not have sufficient liquidity necessary to sustain operations beyond June 30, 2017 due to the maturity dates of the existing debt facilities. These factors, among others, raise doubt that the Company will be able to continue as a going concern.
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

Reclassifications
Certain reclassifications have been made to prior periods’ amounts to conform to the current period’s presentation.
Use of Estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for litigation claims; deferred revenue; allowance for doubtful receivables; inventory valuation; warranty provisions; deferred income taxes; and impairment assessments of goodwill, other indefinite-lived intangible assets and long-lived assets. Actual results could differ from these estimates.
Foreign Currency Translation
The financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at the consolidated balance sheet date for assets and liabilities and a weighted-average exchange rate during the year for revenue, expenses, gains and losses. Translation adjustments are recorded as other comprehensive income (loss) within shareholders’ equity. Gains or losses from foreign currency transactions are recognized in the consolidated statements of operations. Such transactions resulted in a minimal loss in 2016, and a loss of $1.7 million and $0.2 million for the years ended December 31, 2015 and 2014, respectively.
Cash Equivalents
Highly liquid investments with insignificant interest rate risk and original maturities of three months or less, when purchased, are classified as cash equivalents. Cash equivalents are composed of money market funds. The carrying amounts approximate fair value due to the short maturities of these instruments.
Accounts Receivable
Accounts receivable is recorded at the invoiced amount and is non-interest bearing. We estimate our allowance for doubtful accounts based on an assessment of the collectability of specific accounts and the overall condition of the accounts receivable portfolio. When evaluating the adequacy of the allowance for doubtful accounts, we analyze specific trade and other receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customers’ payment terms and/or patterns. We review the allowance for doubtful accounts on a quarterly basis and record adjustments as considered necessary. Customer accounts are written-off against the allowance for doubtful accounts when an account is considered uncollectable. At both December 31, 2016 and 2015, allowance for doubtful accounts of $1.6 million was recorded.
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

Estimated useful lives are typically as follows:

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
Impairment of Goodwill, Other Indefinite-Lived Intangible Assets and Long-Lived Assets
Goodwill and other indefinite-lived assets are tested for impairment on an annual basis at December 31, or more frequently if there are indicators of impairment. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment. See Note 6 - Intangible Assets and Goodwill for further information on impairment.
Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. Our consideration includes, but is not limited to: (i) significant under-performance relative to historical or projected future operating results; (ii) significant changes in the manner of use of the assets or the strategy for the Company’s overall business; (iii) significant decrease in the market value of the assets; and (iv) significant negative industry or economic trends. When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of a long-lived asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related asset. See Note 6 - Intangible Assets and Goodwill for further information on impairment.
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
Advertising Costs
Advertising costs are expensed as incurred. Advertising expenses were $2.5 million, $1.6 million and $0.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.
Research and Development Costs
Research and development expenses include payroll, employee benefits, share-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code and services content. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products, is generally shortly before the products are released to manufacturing. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products. During 2016, no development costs were capitalized. During 2015 and 2014, the Company capitalized $0.1 million and $1.8 million, respectively, of development costs.
Segment Information
We report segment data based on the management approach. The management approach designates the internal reporting that is used by management for making operating and investment decisions and evaluating performance as the source of our reportable segments. We use one measurement of profitability and do not disaggregate our business for internal reporting. We operate in one segment providing data management, and desktop and application virtualization solutions for small and medium businesses and distributed enterprises. We disclose information about products and services, geographic areas, and major customers.
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
At December 31, 2016 and 2015, there was one customer that made up 13.0% and 17.5%, respectively, of accounts receivable. There were no customers for the years ended December 31, 2016, 2015 and 2014 that made up 10% or more of net revenue.
Share-based Compensation
We account for share-based awards, and similar equity instruments, granted to employees, non-employee directors, and consultants under the fair value method. Share-based compensation award types include stock options and restricted stock. We use the Black-Scholes option pricing model to estimate the fair value of option awards on the measurement date, which generally is the date of grant. The expense is recognized over the requisite service period (usually the vesting period) for the estimated number of instruments for which service is expected to be rendered. The fair value of restricted stock units (“RSUs”) is estimated based on the market value of the Company’s common shares on the date of grant. The fair value of options granted to non-employees is estimated at the measurement date using the Black-Scholes option pricing model and the unvested options remeasured at each reporting date, with changes in fair value recognized in expense in the consolidated statement of operations.
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
In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-04, Intangibles - Goodwill and Other (Topic 350) - Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. An entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, if applicable. The loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The same impairment test also applies to any reporting unit with a zero or negative carrying amount. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. ASU 2017-04 is effective for annual reporting periods, including interim periods, beginning after December 15, 2019, on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed after January 1, 2017. We do not expect the adoption of ASU 2017-04 to have a material effect on our financial position, results of operations or cash flows.
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 addresses eight cash flow classification issues and how they should be reported in the statement of cash flows. ASU 2016-15 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for all companies in any interim or annual period. We are currently evaluating the effect that the updated standard will have on our consolidated financial position, results of operations or cash flows.
In April 2016, the FASB issued ASU No. 2016-10, Revenue From Contracts With Customers (Topic 606): Identifying Performance Obligations and Licensing (“ASU 2016-10”). ASU 2016-10 clarifies the following two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance, while retaining the related principles for those areas. The effective date of ASU 2016-10 will coincide with ASU 2014-09 and, as described below, ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017. The impact on our consolidated financial position, results of operations or cash flows as a result of the adoption of ASU 2016-10 has not yet been determined.
In March 2016, the FASB issued ASU No. 2016-08, Revenue From Contracts With Customers (Topic 606): Principal Versus Agent Considerations (Reporting Revenue Gross Versus Net) (“ASU 2016-08”). ASU 2016-08 amends the principal-versus-agent implementation guidance in ASU 2014-09. ASU 2016-08 clarifies the principal-versus-agent guidance in Topic 606 and requires an entity to determine whether the nature of its promise to provide goods or services to a customer is performed in a principal or agent capacity and to recognize revenue in a gross or net manner based on its principal/agent designation. The effective date of ASU 2016-08 will coincide with ASU 2014-09 and, as described below, ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017. The impact on our consolidated financial position, results of operations or cash flows as a result of the adoption of ASU 2016-08 has not yet been determined.
In February 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718) (“ASU 2016-09”). ASU 2016-09 simplifies the accounting for several aspects of the accounting for share-based payment transactions including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. We have not yet selected a transition method and we are still evaluating any potential impact of the adoption of ASU 2016-09 may have on our consolidated financial position, results of operations or cash flows.
In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and requires disclosing key information about leasing arrangements. ASU 2016-02 is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. An entity will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. We are still evaluating any potential impact of the adoption of ASU 2016-02 may have on our consolidated financial position, results of operations or cash flows.
In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. ASU 2015-11 requires that for entities that measure inventory using the first-in, first-out method, inventory should be measured at the lower of cost and net realizable value. Topic 330, Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The impact on our consolidated financial position, results of operations or cash flows as a result of the adoption of ASU 2015-11 has not yet been determined.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a single comprehensive model for accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 as amended is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. We have not yet selected a transition method and the impact on our consolidated financial position, results of operations or cash flows as a result of the adoption of ASU 2014-09 has not yet been determined.
Recently Adopted Accounting Pronouncements
In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). ASU 2015-17 requires companies to classify all deferred tax assets and liabilities as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. For public business entities, the guidance is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for all companies in any interim or annual period. The guidance may be adopted on either a prospective or retrospective basis. We have adopted this guidance prospectively as of December 31, 2016. Therefore, prior periods have not been adjusted to reflect this adoption. This change in accounting principle does not change our consolidated financial position, results of operations or cash flows.
In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805). ASU No. 2015-16 requires that an acquirer recognizes adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. This guidance requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change in provisional amounts, calculated as if the accounting had been completed at the acquisition date. This guidance requires an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU No. 2015-16 is effective beginning fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The impact on our consolidated financial position, results of operations or cash flows as a result of the adoption of ASU 2015-16 was not material.
In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from that debt liability, consistent with the presentation of a debt discount. The recognition and measurement guidance for debt issuance costs is not affected by ASU 2015-03. ASU 2015-03 is effective fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early application is permitted. The impact on our consolidated financial position, results of operations or cash flows as a result of the adoption of ASU 2015-03 was not material.
In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern. ASU 2014-15 provides that in connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 will be effective for the annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The impact on our consolidated financial disclosures as a result of the adoption of ASU 2014-15 was not material.

3.	Business Combinations
RDX® Asset Acquisition
In August 2015, the Company completed an acquisition of assets related to the RDX® removable disk product lines and related inventory from Imation Corp. (“Imation”). The Company issued 1,529,126 common shares with an approximate value of $6.1 million, and a warrant exercisable for 250,000 additional common shares in connection with certain purchase price adjustments under the asset purchase agreement. In February 2016, Imation exercised the warrant and the Company issued 250,000 common shares at $0.01.
In addition, the Company and Imation entered into that certain Lock-Up Agreement, dated as of August 10, 2015, which imposed limitations on the transfer and sale of the common shares issued to Imation at closing and requires that Imation vote its shares in accordance with any recommendation of the Company’s board of directors for a designated period of time.
The asset purchase agreement also terminated an existing license agreement and settled all disputes between the parties. We incurred acquisition related expenses of $0.2 million which consisted primarily of due diligence, legal and other one-time charges and are included in general and administrative expense in the consolidated statements of operations.
A summary of the estimated fair values of the assets acquired and liabilities assumed is as follows (in thousands):

Inventory	$1,673
Other current assets	100
Property and equipment	789
Identifiable intangible assets	670
Total identifiable assets acquired	3,232
Contingent liability	(2,376)
Other liabilities	(20)
Net identifiable assets acquired	836
Goodwill	5,311
Net assets acquired	$6,147
Goodwill is comprised of realization of expanded market share which provides greater control over the backup appliance components that form a key part of Sphere 3D’s strategy to deliver comprehensive virtualization, storage and data management for on premise, cloud and hybrid infrastructures. In December 2015, goodwill increased by $2.4 million, related to contingent consideration to Imation. The above table reflects such adjustment.
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
As per the terms of the merger agreement, Overland became a wholly-owned subsidiary of Sphere 3D, and Overland’s common stock ceased to be traded on the NASDAQ Capital Market. Under the terms of the merger agreement, Sphere 3D issued a total of 8,556,865 common shares for all of the outstanding Overland shares on the basis of one Overland share for 0.46385 common shares. In addition, the Company issued warrants to purchase up to 1,323,897 of our common shares, options to purchase up to 168,488 common shares and 673,776 restricted share units, calculated on the basis of the exchange ratio.
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

4.	Investment
On December 30, 2016, the Company acquired 19.9% of the outstanding equity securities and membership interests of Unified ConneXions, Inc. (“UCX”) and HVE ConneXions, LLC (“HVE”), respectively, for the purchase price of $1.5 million. The Company issued 3,947,368 shares of its common shares in satisfaction of payment.
The investment is accounted for using the cost-method of accounting. There are no known identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment at December 31, 2016.

5.	Certain Balance Sheet Items
The following table summarizes inventories (in thousands):

	December 31,
	2016	2015
Raw materials	$1,697	$1,734
Work in process	2,673	2,483
Finished goods	5,632	7,109
	$10,002	$11,326
The following table summarizes property and equipment (in thousands):

	December 31,
	2016	2015
Building	$1,646	$1,667
Computer equipment	1,864	1,636
Machinery and equipment	1,062	1,116
Leasehold improvements	1,100	1,126
Furniture and fixtures	83	89
	5,755	5,634
Accumulated depreciation and amortization	(2,697)	(1,662)
	$3,058	$3,972
Depreciation and amortization expense for property and equipment was $1.1 million, $1.3 million and $0.3 million for the years ended December 31, 2016, 2015 and 2014, respectively.

6.	Intangible Assets and Goodwill
The following table summarizes intangible assets, net (in thousands):

	December 31,
	2016	2015
Developed technology	$23,685	$23,684
Channel partner relationships(1)	11,989	12,039
Capitalized development costs(1)	2,937	2,856
Customer relationships(1)	1,171	1,194
	39,782	39,773
Accumulated amortization:
Developed technology	(11,234)	(7,078)
Channel partner relationships(1)	(565)	(68)
Capitalized development costs(1)	(958)	(589)
Customer relationships(1)	(207)	(99)
	(12,964)	(7,834)
Total finite-lived assets, net	26,818	31,939
Indefinite lived intangible assets - trade names	20,910	22,080
Total intangible assets, net	$47,728	$54,019
________________

(1)	Includes the impact of foreign currency exchange rate fluctuations.
Amortization expense of intangible assets was $5.1 million, $6.1 million and $3.1 million for the years ended December 31, 2016, 2015 and 2014, respectively. Estimated amortization expense for intangible assets is approximately $5.1 million, $3.4 million, $2.4 million, $2.4 million and $2.0 million in fiscal 2017, 2018, 2019, 2020 and 2021, respectively.
The Company tests the carrying amount of other indefinite-lived assets for impairment on an annual basis at December 31 of each year and during an interim period if an event occurs or circumstances change that would warrant impairment testing. During the third quarter of 2016, as a result of the Company’s declining market capitalization it was determined the carrying value exceeded its estimated fair value. In measuring fair value, the Company used income and market approaches. The Company compared the indicated fair value to the carrying value of its indefinite-lived assets, and as a result of the analysis, an impairment charge of $1.2 million was recorded to indefinite-lived trade names for the year ended December 31, 2016.
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
Goodwill
The changes in the carrying amount of goodwill were as follows (in thousands):

Balance as of January 1, 2015	$38,821
Goodwill acquired	5,311
Balance as of December 31, 2015	44,132
Goodwill acquired	164
Impairment loss	(33,228)
Balance as of December 31, 2016	$11,068
The Company tests the carrying amount of goodwill for impairment on an annual basis at December 31 of each year and during an interim period if an event occurs or circumstances change that would warrant impairment testing. During the third quarter of 2016, as a result of the Company’s declining market capitalization it was determined the carrying value of the reporting unit exceeded its estimated fair value. In measuring fair value, the Company used income and market approaches. The Company compared the implied fair value of the goodwill to the carrying value of the goodwill, and as a result of the analysis, an impairment charge of $33.2 million was recorded for the year ended December 31, 2016.

7.	Debt
Convertible Notes - Related Party
In December 2014, in connection with the acquisition of Overland, the existing debt of Overland and the remaining debt of the Company were amended and restated into a $19.5 million convertible note held by FBC Holdings (an affiliate of Cyrus Capital Partners, a related party). In April 2016, the Company modified its convertible note with FBC Holdings, pursuant to which the holder made an additional advance and principal amount under the convertible note amount was increased to $24.5 million. The convertible note is scheduled to mature March 31, 2018 and bears interest at an 8.0% simple annual interest rate, payable semi-annually. The obligations under the convertible note are secured by substantially all assets of the Company. At December 31, 2016, the Company had $24.2 million, net of unamortized debt costs of $0.3 million, outstanding on the convertible note.
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
The convertible note was originally convertible into common shares at a price equal to $7.50 per share in the case of $10 million of the convertible note and $8.50 per share in the case of $9.5 million of the convertible note. In November 2015, the convertible note was modified and the conversion prices of $7.50 per share and $8.50 per share were adjusted to $3.00 per share. In February 2016, in connection with the November 2015 modification and certain specified terms, the Company issued to the holder of the convertible note a warrant to purchase 500,000 common shares of the Company at a price of $1.62.
At the option of the Company, the convertible note is convertible into common shares at the conversion price at any time that the weighted average trading price for the common shares exceeds 150% of the conversion price (i.e. exceeds $4.50 per share), for 10 consecutive trading days on its principal stock exchange that the common shares trade.
The convertible note contains customary covenants, including covenants that limit or restrict the Company’s ability to incur liens, incur indebtedness, or make certain restricted payments. Upon the occurrence of an event of default under the convertible note, the Holder may declare all amounts outstanding to be immediately due and payable. The convertible note specifies a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other materials indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. As of December 31, 2016, the Company was in compliance with all covenants of the convertible note.
For the years ended December 31, 2016, 2015 and 2014, interest expense, including amortization of debt costs, on the convertible note was $2.1 million, $1.6 million and $0.4 million, respectively.
Term Loan - Related Party
In September 2016, the Company entered into a $2.5 million term loan agreement with FBC Holdings. The term loan has a maturity date of January 31, 2018 and bears interest at a 20.0% simple annual interest rate, payable monthly in arrears. Monthly payments of principal on the term loan began on January 31, 2017, in 13 equal installments. The Company has the option to pre-pay the outstanding balance of the term loan, plus any accrued interest, at any time.
The obligations of the Company and certain of its subsidiaries (collectively, the “Loan Parties”) under the term loan agreement and related documents will be secured by substantially all assets of the Loan Parties.
For the year ended December 31, 2016, interest expense, including amortization of debt costs, on the term loan was $0.1 million.
Opus Bank Credit Agreement
In April 2016, the Company entered into a Credit Agreement with Opus Bank for a term loan in the amount of $10.0 million and a credit facility in the amount of up to $10.0 million. A portion of the proceeds were used to pay off the Company’s then outstanding credit facilities with FBC Holdings and Silicon Valley Bank. The remainder of the proceeds were used for working capital and general business requirements. At December 31, 2016, the outstanding balance of the term loan was $9.1 million, net of unamortized debt costs of $0.9 million, and the outstanding balance of the credit facility was $8.2 million.
The term loan and credit facility contain customary covenants, including covenants that limit or restrict the Company’s ability to incur liens, incur indebtedness, or make certain restricted payments. Upon the occurrence of an event of default under the term loan, the holder may declare all amounts outstanding to be immediately due and payable. The term loan and credit facility specify a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other materials indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. As of December 31, 2016, the Company was in compliance with all covenants of the term loan and credit facility.
On December 30, 2016, the term loan and credit facility maturity dates were accelerated, in accordance with the terms of the agreement, to March 31, 2017, and the credit facility was reduced to $8.2 million. The obligations under the term loan and credit facility are secured by substantially all assets of the Company other than the stock of its subsidiaries organized outside of the U.S. and Canada that are pledged to secure the Company’s obligations under the Company’s convertible note. At December 31, 2016, the interest rate on the term loan and credit facility was 6.5%.
In December 2016, as a condition of the extension of credit to the Company under the Credit Agreement, the Company issued to Opus Bank a warrant for the purchase of up to 862,068 common shares of the Company at an exercise price of $0.01 per common share. The warrant is immediately exercisable and has a six-year term. The December 2016 warrant replaced the warrant that was previously issued in April 2016.
For the year ended December 31, 2016, interest expense, including amortization of debt costs, on the Opus facilities was $1.8 million.

On March 12, 2017, the Company and Opus Bank entered into an Amendment Number Two to Credit Agreement, Amendment Number One to Amendment Number 1, Waiver and Reaffirmation (the “Second Amendment”). On March 22, 2017, the Company and Opus Bank entered into an Amendment Number Three to Credit Agreement, further amending the Second Amendment. Under the terms of the Second Amendment, as modified by the Third Amendment, (i) the maturity date for the revolving and term loan credit facilities were amended to be the earlier of (a) the maturity date in the Debenture or (b) June 30, 2017 if the Maturity Extension Trigger Date occurs on or before March 31, 2017, (ii) the Lender granted a waiver of specified defaults under the Credit Agreement relating to obligations to deliver to the Lender an executed letter of intent with respect to refinancing the credit facility, and (iii) certain other terms of the Credit Agreement were amended, including but not limited to terms related to collateral coverage, milestone deliverables, and financial covenants. We met the requirements of the Maturity Extension Trigger Date on March 29, 2017. In the event of certain specified events of default, including failure to meet certain monthly revenue and EBITDA targets, to enter into a term sheet with a new lender by April 28, 2017, or to enter into a letter of intent with respect to a financing or retain a financial advisor with respect to a sale of a significant portion of the Company’s assets, all amounts under the Credit Agreement may be accelerated and become immediately payable.
Further, as a condition of the entry into the Second Amendment, the Company issued to Opus Bank (i) a warrant, exercisable in the event that we have not repaid all outstanding amounts due under the Credit Agreement on or prior to April 17, 2017, for the purchase of the number of common shares equivalent to $75,000 at an exercise price of $0.01 per common share and (ii) a warrant, exercisable in the event that we have not repaid all outstanding amounts due under the Credit Agreement on or prior to May 31, 2017, for the purchase of the number of common shares equivalent to $100,000 at an exercise price of $0.01 per common share.
Terminated Credit Facility
In December 2014, in connection with the acquisition of Overland, the Company assumed the existing credit facility of Overland. The credit facility was originally entered into in August 2011, as amended, and allowed for revolving cash borrowings up to $8.0 million, which included a $3.75 million sublimit for advances to one of the Company’s subsidiaries. In April 2016, the credit facility was terminated upon repayment of the outstanding balance.
For the years ended December 31, 2016 and 2015, interest expense, including amortization of issuance costs, for the credit facility was $0.1 million and $0.3 million, respectively.
Terminated Related Party Credit Facility
In December 2014, the Company entered into a revolving credit agreement with FBC Holdings for a revolving credit facility of $5.0 million. In July 2015, the credit facility was amended to extend the scheduled maturity date to May 2016 with an automatic extension to November 2016, and the aggregate borrowing amount was increased to $10.0 million. In April 2016, the credit facility was terminated upon repayment of the outstanding balance.
For the years ended December 31, 2016 and 2015, interest expense for the credit facility was $0.9 million and $1.2 million, respectively, which included $0.7 million of amortization of issuance costs in both of the years ended 2016 and 2015. At December 31, 2016 and 2015, there was zero and $0.1 million, respectively, in accrued liabilities related to interest expense and fees.

8.	Fair Value Measurements
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

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis
Our financial instruments include cash equivalents, investment, accounts receivable, prepaid expenses, accounts payable, accrued expenses, credit facilities, and related party long-term debt. Fair value estimates of these instruments are made at a specific point in time, based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash equivalents, investment, accounts receivable, prepaid expenses, accounts payable and accrued expenses are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The carrying amount of the credit facilities borrowings approximate their fair value as the interest rate of the credit facilities are substantially comparable to rates offered for similar debt instruments. The carrying value of long-term debt approximates its fair value as the borrowing rates are substantially comparable to rates available for loans with similar terms.
The following table provides information by level for liabilities that are measured at fair value using significant unobservable inputs (Level 3) (in thousands):

Warrant liability as of January 1, 2015	$—
Additions to warrant liability	1,925
Change in fair value of warrants	(478)
Warrant liability as of December 31, 2015	1,447
Change in fair value of warrants	(1,248)
Reclassification to equity	1
Warrant liability as of December 31, 2016	$200
The Company determined the estimated fair value of the warrant liability using a Black-Scholes model using similar assumptions as disclosed in Note 10 - Equity Incentive Plan.
Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
The Company's non-financial assets such as goodwill, intangible assets and property and equipment are recorded at fair value when an impairment is recognized or at the time acquired in a business combination. As discussed in Note 3 - Business Combinations, the Company acquired assets related to the RDX® removable disk product lines during 2015 and recorded the acquired assets and liabilities, including goodwill, intangible assets and property and equipment at their estimated fair value. The determination of the estimated fair value of such assets required the use of significant unobservable inputs which would be considered Level 3 fair value measurements. As discussed in Note 6 - Intangible Assets and Goodwill, at December 31, 2016, the Company recorded impairment charges associated with goodwill and acquired intangible assets, and reduced the carrying amount of such assets subject to the impairment to their estimated fair value. At December 31, 2015, the Company recorded impairment charges associated with intangible assets and reduced the carrying amount of such assets subject to the impairment to their estimated fair value.

9.	Share Capital
The Company has unlimited authorized shares of common shares at no par value. The share capital activity was as follows (in thousands):

	Number of Shares	Amount
Shares issued during the year ended December 31, 2014:
Common shares issued	11,108	$85,257
Common shares issued for warrants exercised	2,101	$2,712
Shares issued under equity incentive plan	247	$148
Shares issued during the year ended December 31, 2015:
Common shares issued	8,764	$20,139
Common shares issued for warrants exercised	349	$1,265
Shares issued under equity incentive plan	1,531	$(6)
Shares issued during the year ended December 31, 2016:
Common shares issued	15,126	$5,414
Common shares issued for warrants exercised	3,508	$3,652
Shares issued under equity incentive plan	2,733	$520
At December 31, 2016, the Company had the following outstanding warrants to purchase common shares (in thousands):

Date issued	Contractual life (years)	Exercise price		Number outstanding		Expiration
February 2015	3	$4.50		100		February 20, 2018
March 2015	3	$7.21		100		March 6, 2018
March 2015	3	$5.02		100		March 20, 2018
May 2015	5	$4.00		840		May 31, 2020
October 2015	5	$2.33		402		October 14, 2020
December 2015	3	$1.54		500		December 21, 2018
December 2015	5	$2.50		1,028		December 15, 2020
December 2015	5	$1.08	(1)	1,500	(2)	December 4, 2020
February 2016	3	$1.62		500		February 26, 2019
March 2016	5	$2.50		30		March 4, 2021
March 2016	5	$1.22		4,168		March 25, 2021
November 2016	3	$2.00		25		November 8, 2019
January 2016	3	$2.06		88		November 30, 2018
December 2016	6	$0.01		862		December 30, 2022
				10,243	(3)
_______________

(1)
These warrants to purchase common shares include a one-time adjustment provision, as defined in the agreement, which provided that the exercise price will be automatically adjusted, if the adjustment price as calculated on May 28, 2016, is less than $2.50. On May 28, 2016, the exercise price was adjusted to $1.08 for the one-time adjustment provision.

(2)
If the Company or any subsidiary thereof, at any time while this warrant is outstanding, enters into a Variable Rate Transaction (“VRT”) (as defined in the purchase agreement) and the issue price, conversion price or exercise price per share applicable thereto is less than the warrant exercise price then in effect, the exercise price shall be reduced to equal the VRT price.

(3)	Includes 6.8 million of warrants to purchase common shares, in the aggregate, issued to related parties.
Related Party Warrant Exchange Agreement
In March 2016, the Company entered into a warrant exchange agreement with MF Ventures, LLC (“MF Ventures”), a related party, pursuant to which the Company agreed to issue a warrant (the “New Warrant”) for the purchase of up to 7,199,216 common shares (the “Warrant Shares”) in exchange for the surrender and cancellation of previously outstanding warrants for the purchase of up to, in aggregate, 3,031,249 common shares (the “Previously Outstanding Warrants”). The terms of the New Warrant are substantially similar to the Previously Outstanding Warrants except the exercise price has changed to $1.22 per common share. On March 25, 2016, MF Ventures exercised 3,031,249 of the Warrant Shares for 3,031,249 common shares pursuant to which the Company received $3.7 million in proceeds. The expiration date for the remaining balance of the New Warrant is March 25, 2021.
Private Placement
Between December 2016 and March 16, 2017, the Company completed a private placement and issued a total of 18,139,998 “Units” at a purchase price of $0.30 per Unit. Each Unit consisted of one common share and one warrant from each of two series of warrants, as described below. The Company received gross proceeds of $5.4 million in connection with the sale of the Units.
The first series of warrants is exercisable to purchase 18,139,998 common shares in the aggregate and has an exercise price of $0.40 per share, a one-year term, and is exercisable in whole or in part at any time prior to expiration. The second series of warrants is exercisable for 18,139,998 common shares in the aggregate and has an exercise price of $0.55 per share, a five-year term, and is exercisable in whole or in part at any time prior to expiration.
MF Ventures, a related party, participated in the private placement and acquired 8,333,333 common shares and warrants to purchase 16,666,666 shares.
Lynn Factor and Sheldon Inwentash, a married couple and related party, participated in the private placement by acquiring 5,325,000 common shares and warrants to purchase 10,650,000 shares. An additional 700,000 common shares and warrants to purchase 1,400,000 shares were acquired by ThreeD Capital Inc. Mr. Inwentash is the Chief Executive Officer of ThreeD Capital Inc.

10.	Equity Incentive Plans
In June 2015, the shareholders approved the adoption of our 2015 Performance Incentive Plan (“2015 Plan”). The 2015 Plan, as amended, authorizes the board of directors to grant stock and options awards of up to 10.1 million common shares to directors, employees and consultants. As of December 31, 2016, the Company had 3.0 million share-based awards available for future grant.
In June 2015, the shareholders approved the adoption of our Employee Stock Purchase Plan (“ESPP”), authorizing the purchase of up to 2.0 million common shares by employees under the plan. As of December 31, 2016, there were no offering periods available to employees.

Stock Options
The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model, which uses the weighted-average assumptions noted in the following table:

	Year Ended December 31,
	2016	2015	2014
Expected volatility	93.0%	93.0%	97.0%
Risk-free interest rate	1.5%	1.5%	1.7%
Dividend yield	—	—	—
Expected term (in years)	4.7	4.7	3.0
The expected volatility was based on the Company’s historical share price. The Company applies a forfeiture rate based on historical pre-vesting option cancellations. The risk-free interest rate is determined based upon a constant maturity U.S. Treasury security with a contractual life approximating the expected term of the option. The expected term of options granted is estimated based on a number of factors, including but not limited to the vesting term of the award, historical employee exercise behavior, the expected volatility of the Company’s common shares and an employee’s average length of service.
Options typically vest over a three year period from the original grant date. The exercise price of each award is based on the market price of the Company’s common shares at the date of grant. Option awards can be granted for a maximum term of up to 10 years. Option activity is summarized below (shares and aggregate intrinsic value in thousands):

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2014	2,810	$1.11
Granted	735	$7.08
Options assumed from acquisition	168	$17.19
Exercised	(246)	$0.58
Forfeited	(74)	$4.51
Options outstanding at December 31, 2014	3,393	$3.08
Granted	770	$2.71
Exercised	(293)	$0.77
Forfeited	(156)	$13.26
Options outstanding at December 31, 2015	3,714	$2.43
Granted	12	$1.39
Exercised	—	$—
Forfeited	(471)	$4.52
Options outstanding at December 31, 2016	3,255	$2.17	5.9	$—
Vested and expected to vest at December 31, 2016	3,225	$2.16	5.9	$—
Exercisable at December 31, 2016	2,711	$2.05	5.8	$—

The following table summarizes information about the Company’s stock options (in thousands, except per share amounts):

	Year Ended December 31,
	2016	2015	2014
Weighted-average grant date fair value per share	$0.97	$1.89	$5.51
Intrinsic value of options exercised	$—	$1,053	$1,641
Cash received upon exercise of options	$—	$225	$148
Restricted Stock Units
In December 2014, in connection with the acquisition of Overland, the Company assumed 673,776 RSUs, of which 359,482 units became vested at the close of the acquisition and were included in the purchase price. These 359,482 units were released in 2015.
The following table summarizes information about RSU activity (in thousands, except per share amounts):

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding — January 1, 2014	—	$—
Awards assumed from acquisition	674	7.71
Forfeited	(1)	7.71
Outstanding — December 31, 2014	673	7.71
Granted	6,391	3.56
Vested and released	(1,308)	5.27
Forfeited	(138)	4.71
Outstanding — December 31, 2015	5,618	3.66
Granted	1,638	0.82
Vested and released	(2,038)	3.32
Forfeited	(1,454)	3.39
Outstanding — December 31, 2016	3,764	$2.58
The estimated fair value of RSUs was based on the market value of the Company’s common shares on the date of grant. RSUs typically vest over a three year period from the original date of grant. The fair value of RSUs vested during the years ended December 31, 2016, 2015 and 2014 was approximately $1.7 million, $2.3 million and $1.6 million, respectively. The total intrinsic value of RSUs vested during the years ended December 31, 2016, 2015 and 2014 was approximately zero, $14,000 and zero, respectively.
Outside of 2015 Equity Incentive Plan
In January 2017, the Company granted 5,156,030 RSUs to certain employees. The RSUs have an estimated fair value of $0.35 per unit and vest over one to three years.

Restricted Stock Awards
During 2016, the Company granted restricted stock awards (“RSA”) to certain consultants in lieu of cash payment for services performed. There were no such awards in prior years. The estimated fair value of the RSAs was based on the market value of the Company’s common shares on the date of grant. The RSAs were fully vested on the date of grant. The fair value of the RSAs vested during the year ended December 31, 2016 was approximately $0.5 million.
The following table summarizes information about RSA activity (in thousands, except per share amounts):

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding — January 1, 2016	—	$—
Granted	701	0.76
Vested	(701)	0.76
Outstanding — December 31, 2016	—	$—
Share-Based Compensation Expense
The Company recorded the following compensation expense related to its share-based compensation awards (in thousands):

	Year Ended December 31,
	2016	2015	2014
Cost of sales	$366	$183	$—
Sales and marketing	2,773	3,090	1,072
Research and development	1,779	1,050	22
General and administrative	4,213	2,831	2,159
Total share-based compensation expense	$9,131	$7,154	$3,253
There was zero, $9,000 and $347,000 of share-based compensation capitalized as development costs for the years ended December 31, 2016, 2015 and 2014, respectively. As of December 31, 2016, there was a total of $7.3 million of unrecognized compensation expense related to unvested equity-based compensation awards. The expense associated with non-vested restricted stock units and options awards granted as of December 31, 2016 is expected to be recognized over a weighted-average period of 1.1 years.

11.	Net Loss per Share
Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the period. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.
Anti-dilutive common share equivalents excluded from the computation of diluted net loss per share were as follows (in thousands):

	December 31,
	2016	2015	2014
Common share purchase warrants	10,243	9,078	2,419
Convertible notes	8,167	6,500	2,451
Convertible notes interest	8,144	2,316	657
Restricted stock not yet vested or released	3,764	5,618	673
Options outstanding	3,255	3,714	3,393
VDI earn-out liability	—	—	1,051

12.	Income Taxes
The Company recognizes the impact of an uncertain income tax position on its income tax return at the largest amount that is “more likely than not” to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained.
The following is a summary of the changes in the amount of unrecognized tax benefits (in thousands):

	December 31,
	2016	2015
Unrecognized tax benefits at the beginning of the period	$673	$673
Decrease related to prior periods	(267)	—
Unrecognized tax benefits	$406	$673
At December 31, 2016, there was $0.4 million of unrecognized tax benefits presented as a reduction of the related deferred tax asset for which there is full valuation allowance, and the entire amount of the unrecognized tax benefits at December 31, 2016 will affect the effective tax rate if recognized. However, the portion that would be recognized as an increase to deferred tax assets may result in a corresponding increase in the valuation allowance at the time of recognition resulting in no net effect to the effective tax rate, depending upon the Company’s assessment of the likelihood of realization of the tax benefits at the time they are recognized.
The Company believes it is reasonably possible that, within the next 12 months, the amount of unrecognized tax benefits may remain unchanged. The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. The Company had no material accrual for interest and penalties on its consolidated balance sheets at December 31, 2016 and 2015, and recognized no interest and/or penalties in the consolidated statements of operations for the years ended December 31, 2016, 2015 and 2014.
The Company is subject to taxation in Canada and also in certain foreign tax jurisdictions. The Company's tax returns for calendar year 2011 and forward are subject to examination by the Canadian tax authorities. The Company's tax returns for fiscal year 2005 and forward are subject to examination by the U.S. federal and state tax authorities.

The components of loss before income taxes were as follows (in thousands):

	Year Ended December 31,
	2016	2015	2014
Domestic	$(8,937)	$(8,549)	$(11,038)
Foreign	(58,698)	(40,044)	(1,642)
Total	$(67,635)	$(48,593)	$(12,680)
The provision for income taxes includes the following (in thousands):

	Year Ended December 31,
	2016	2015	2014
Current:
Federal	$—	$—	$—
State	—	—	—
Foreign	476	266	45
Total current	476	266	45
Deferred:
Federal	—	—	—
Foreign	349	(1,632)	(3)
Total deferred	349	(1,632)	(3)
Provision for income taxes	$825	$(1,366)	$42
A reconciliation of income taxes computed by applying the federal statutory income tax rate of 26.5% to loss before income taxes to the total income tax (benefit) provision reported in the accompanying consolidated statements of operations is as follows (in thousands):

	Year Ended December 31,
	2016	2015	2014
Income tax at statutory rate	$(17,923)	$(12,877)	$(3,360)
Foreign rate differential	(1,652)	(2,038)	(354)
Change in valuation allowance	(34,477)	12,689	2,952
Share-based compensation expense	2,130	1,567	812
Goodwill impairment	8,699	—	—
Section 382 limitation	41,044	—	—
Other differences	3,004	(707)	(8)
Provision for (benefit from) income taxes	$825	$(1,366)	$42

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are shown below. A valuation allowance has been recorded, as realization of such assets is uncertain. Deferred income taxes are comprised as follows (in thousands):

	December 31,
	2016	2015
Deferred tax assets:
Net operating loss carryforward	$48,138	$82,636
Intangible assets	2,791	2,535
Tax credits	2,133	3,380
Inventory	1,906	2,344
Share-based compensation	920	852
Warranty and extended warranty	550	1,198
Other	2,708	1,325
Deferred tax asset, gross	59,146	94,270
Valuation allowance for deferred tax assets	(59,039)	(93,516)
Deferred tax asset, net of valuation allowance	107	754
Deferred tax liabilities:
Intangible assets	(3,063)	(3,366)
Property and equipment	(144)	(143)
Deferred tax liabilities	(3,207)	(3,509)
Net deferred tax asset (liabilities)	$(3,100)	$(2,755)
At December 31, 2016, the Company had Canadian net operating loss carryforwards of $18.5 million. These carryforwards will begin expiring in 2030, unless previously utilized.
At December 31, 2016, the Company had U.S. federal and state net operating loss carryforwards of $108.9 million and $79.6 million, respectively. These amounts include share-based compensation deductions of $1.0 million that will be recorded to contributed capital when realized. The remaining federal net operating loss will begin expiring in 2023, unless previously utilized. State net operating loss carryforwards generally begin expiring in 2017, unless previously utilized.
The Company’s ability to use its U.S. federal and state net operating loss and research and development credit carryforwards may be substantially limited due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended, as well as similar state provisions. The Company has completed a study through December 31, 2014, to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company became a “loss corporation” under the definition of Section 382. Due to the existence of the valuation allowance, it is not expected that any possible limitation will have an impact on the results of operations or financial position of the Company.
At December 31, 2016, the Company had California research and development tax credit carryforwards totaling $3.4 million. The California research credit may be carried forward indefinitely. The Company has federal alternative minimum tax credit carryforwards totaling $0.2 million which can be carried forward indefinitely.

13.	Related Party Transactions
In July 2013, the Company entered into a supply agreement, and a technology license agreement, with Overland. As payments under the supply agreement, and prior to the acquisition of Overland in December 2014, Sphere 3D issued common shares with a value as of the date of issuance equal to $0.5 million to Overland during the year ended December 31, 2014. The Company made purchases of $1.4 million from Overland related to the supply agreement prior to the acquisition of Overland on December 1, 2014.
In September 2014, the Company entered into a commercial relationship with a third party customer to sell a license to its Glassware product. The customer required that the Glassware product be provided through one of its preapproved distribution partners. The Company did not have a relationship with such distribution partner and in order to facilitate such transaction on a timely basis, the Company and Overland agreed that Overland would purchase the Glassware product from the Company and resell it to the distribution partner, with whom Overland had a preexisting relationship. The Company recognized no revenue related to these agreements during the years ended December 31, 2016 and 2015, and $0.8 million in revenue during the year ended December 31, 2014.
Prior to the acquisition of Overland in December 2014, the Company recognized $0.2 million in interest income from a promissory note due from Overland during the year ended December 31, 2014.
Professional services of $1.0 million, $0.5 million and $0.1 million were provided by affiliates of the Company during the years ended December 31, 2016, 2015 and 2014, respectively. As of December 31, 2016 and 2015, accounts payable and accrued liabilities included $17,000 and $163,000, respectively, due to related parties.

14.	401K Plan
The Company maintains an employee savings and retirement plan (the “401(k) Plan”) covering all of the Company’s employees. The 401(k) Plan permits but does not require matching contributions by the Company on behalf of participants. The Company does not make matching contributions.

15.	Commitments and Contingencies
Leases
The Company leases various office space, production facilities, and vehicles under non-cancelable operating leases that expire in various years through 2021. Future minimum lease payments as of December 31, 2016 under these arrangements are as follows (in thousands):

Minimum Lease Payments
2017	$1,331
2018	943
2019	774
2020	197
2021	26
Thereafter	—
Total	$3,271
Rent expense under non-cancelable operating leases is recognized on a straight-line basis over the respective lease terms and was $1.8 million, $2.1 million and $0.3 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Letters of credit
During the ordinary course of business, the Company provides standby letters of credit to third parties as required for certain transactions initiated by the Company. As of December 31, 2016, the Company’s had standby letters of credit of $0.4 million that were not recorded on the Company’s consolidated balance sheets.
Warranty and Extended Warranty
The Company had $0.5 million and $0.6 million in deferred costs included in other current and non-current assets related to deferred service revenue at December 31, 2016 and 2015, respectively. Changes in the liability for product warranty and deferred revenue associated with extended warranties and service contracts were as follows (in thousands):

	Product Warranty	Deferred Revenue
Liability at January 1, 2015	$1,437	$8,948
Liabilities assumed from acquisition	20	—
Settlements made during the period	(224)	(8,952)
Change in liability for warranties issued during the period	398	7,047
Change in liability for pre-existing warranties	(602)	—
Liability at December 31, 2015	1,029	7,043
Settlements made during the period	(54)	(7,040)
Change in liability for warranties issued during the period	634	5,429
Change in liability for pre-existing warranties	(558)	—
Liability at December 31, 2016	$1,051	$5,432
Current liability	$812	$4,414
Non-current liability	239	1,018
Liability at December 31, 2016	$1,051	$5,432
Litigation
The Company is, from time to time, subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending proceedings will not have a material effect on the Company’s results of operations, financial position or cash flows.
Patent Litigation Funding Agreement
In December 2010, Overland entered into a litigation funding agreement (the “Funding Agreement”) with Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. (collectively, the “Special Situations Funds”) pursuant to which the Special Situations Funds agreed to fund certain patent litigation brought by Overland. In May 2014, the Special Situations Funds filed a complaint against Overland in the Supreme Court for New York County, alleging breach of the Funding Agreement. The Special Situations Funds allege that Overland’s January 2014 acquisition of Tandberg Data entitled the Special Situation Funds to a $6.0 million payment under the Funding Agreement, and therefore Overland’s refusal to make the payment constitutes a breach of the Funding Agreement by Overland. In November 2014, the Special Situations Funds amended their complaint to allege that Overland breached the Funding Agreement’s implied covenant of good faith and fair dealing by settling the patent litigation with BDT in bad faith to avoid a payment obligation under the Funding Agreement.  The Special Situations Funds are seeking $6.0 million in contractual damages as well as costs and fees. We believe the lawsuit to be without merit and intend to vigorously defend against the action. The parties have briefed cross- motions for summary judgment and are awaiting a decision from the Court.

Patent Infringement
In May 2013, Safe Storage LLC (“Safe Storage”), a Delaware limited liability company, filed a complaint against Overland in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,978,346 by our products. In February 2017, Overland and Safe Storage entered into a settlement agreement, pursuant to which the claim was dismissed.
Other
In April 2015, we filed a proof of claim in connection with bankruptcy proceedings of V3 Systems, Inc. (“V3”) based on breaches by V3 of the Asset Purchase Agreement entered into between V3 and the Company dated February 11, 2014 (the “APA”). On October 6, 2015, UD Dissolution Liquidating Trust (“UD Trust”), the apparent successor to V3, filed a complaint against us and certain of our current and former directors in the U.S. Bankruptcy Court for the District of Utah Central Division objecting to our proof of claim and asserting claims for affirmative relief against us and our directors. This complaint alleges, among other things, that Sphere breached the APA and engaged in certain other actions and/or omissions that caused V3 to be unable to timely sell the Sphere common shares received by V3 pursuant to the APA. The plaintiff seeks, among other things, monetary damages for the loss of the potential earn-out consideration, the value of the common shares held back by us pursuant to the APA and costs and fees. We believe the lawsuit to be without merit and intend to vigorously defend against the action.
On December 23, 2015, we filed a motion seeking to dismiss the majority of the claims asserted by the UD Trust. On January 13, 2016, we filed a counterclaim against the UD Trust in which we allege that V3 breached numerous provisions of the APA. On July 22, 2016, we filed a motion seeking to transfer venue of this action to the United States District Court for the District of Delaware. The Bankruptcy Court granted our motion to transfer venue on August 30, 2016, and the case was formally transferred to the Delaware Court on October 11, 2016. There is currently no hearing set on our motion to dismiss.

16.	Segment Disclosure
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
Information about Products and Services
The following table summarizes net revenue (in thousands):

	Year Ended December 31,
	2016	2015	2014
Disk systems	$46,795	$39,836	$8,518
Tape automation systems	10,297	12,764	1,868
Tape drives and media	10,973	12,914	1,815
Service	8,328	10,651	1,268
	$76,393	$76,165	$13,469

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
The following table summarizes net revenue by geographic area (in thousands):

	Year Ended December 31,
	2016	2015	2014
EMEA	$39,719	$39,331	$7,172
Americas	23,043	25,284	4,749
APAC	13,631	11,550	1,548
Total	$76,393	$76,165	$13,469
During 2016, 2015 and 2014, there were two geographic areas with specific concentrations of net revenue greater than 10%. Revenues from customers in the U.S. comprised $20.1 million, $19.1 million and $3.8 million of Americas net revenue during the year ended December 31, 2016, 2015 and 2014, respectively. Revenue from customers in Germany accounted for $19.6 million, $17.2 million and $1.9 million of EMEA’s net revenue during the year ended December 31, 2016, 2015 and 2014, respectively.
The following table presents property and equipment information for geographic areas based on the physical location of the assets (in thousands):

	Year Ended December 31,
	2016	2015	2014
EMEA	$1,703	$1,779	$2,038
Americas	937	1,584	1,340
APAC	418	609	1,049
Total	$3,058	$3,972	$4,427

17.	Subsequent Events
On January 27, 2017, the Company acquired 80.1% of the outstanding equity securities and membership interests of UCX and HVE, respectively, for $1.1 million in cash and issued 2,205,883 common shares for an approximate value of $0.8 million. UCX and HVE provide information technology consulting services and hardware solutions around cloud computing, data storage and server virtualization to corporate, government, and educational institutions primarily in the southern central United States. By adding UCX’s products, technologies, professional services and engineering talent, and HVE’s engineering and virtualization expertise, the Company intends to expand its virtualization practice as well as enhance its ability to accelerate the delivery of hybrid cloud solutions to customers. The Company is preparing the fair value estimates for the assets acquired and liabilities assumed.
On March 24, 2017, the Company entered into a securities purchase agreement with certain investors party thereto, pursuant to which the Company issued to the investors, in the aggregate, 20,454,546 of the Company’s common shares for gross proceeds of $4.5 million. The securities purchase agreement also provided for the concurrent private placement of warrants exercisable to purchase up to 20,454,546 common shares. Each warrant has an initial exercise price of $0.30 per warrant share. The warrants are exercisable for cash immediately or on a cashless basis commencing on a date which is the earlier of (i) six months from the date of the effective date of the offering or (ii) the date on which we fail to fulfill our obligations to register the common shares underlying the warrants under the registration rights agreements and expiring on a date which is no more than five years from the date of the effective date of the offering. If at any time while the Warrants are outstanding, the Company sells or grants options to purchase, reprice or otherwise issue any common shares or securities convertible into common shares at a price less than the initial exercise price of $0.30, then the exercise price for the warrants will be reduced to such price, subject to certain limitations.
MF Ventures, LLC, a related party, participated in the offering by acquiring 4,545,454 common shares and warrants to purchase 4,545,454 shares.

EXHIBIT LIST

Exhibit		Filed	Incorporated by Reference
Number	Description	Herewith	Form	File No.	Date Filed

1.1	Certificate and Articles of Amalgamation		6-K	001-36532	3/25/2015

1.2	By-Law Certificate		6-K	001-36532	3/25/2015

2.1	Specimen certificate evidencing Common Shares		F-3	333-210735	4/13/2016

4.1	Voting Agreements each dated July 15, 2013 between Eric L. Kelly and various shareholders of the Company		40-F	000-55232	6/27/2014

4.2	Board Nomination Rights Agreement dated July 15, 2013 between Eric L. Kelly and the Company		40-F	000-55232	6/27/2014

4.3	8% Senior Secured Convertible Debenture dated December 1, 2014 between the Company and FBC Holdings S.A.R.L. for $19.5 million		6-K	001-36532	12/16/2014

4.4	First Amendment to 8% Senior Secured Convertible Debenture dated November 30, 2015 between the Company and FBC Holdings S.A.R.L.		6-K	001-36532	12/2/2015

4.5	Second Amendment to 8% Senior Secured Convertible Debenture dated April 6, 2016 between the Company and FBC Holdings S.A.R.L.		6-K	001-36532	4/7/2016

4.6	Escrow Agreement dated December 1, 2014 between the Company and Continental Stock Transfer and Trust Company		6-K	001-36532	4/1/2015

4.7	Revolving Credit Agreement dated December 30, 2014 between the Company, Overland Storage, Inc. and FBC Holdings S.A.R.L. for $5.0 million		6-K	001-36532	1/22/2015

4.8	First Amendment to Revolving Credit Agreement dated July 10, 2015 between the Company, Overland Storage, Inc. and FBC Holdings S.A.R.L.		6-K	001-36532	7/31/2015

4.9	Form of Purchase Agreement		6-K	001-36532	6/2/2015

4.10	Form of Warrant		6-K	001-36532	6/2/2016

4.11	Asset Purchase Agreement dated August 10, 2015 between Imation Corp., Overland Storage, Inc. and Sphere 3D Corp.		6-K	001-36532	8/14/2015

4.12	Form of Subscription Agreement		6-K	001-36532	10/7/2015

4.13	Form of Warrant		6-K	001-36532	10/7/2015

4.14	Form of Subscription Agreement		6-K	001-36532	12/2/2015

4.15	Form of Canadian Warrant		6-K	001-36532	12/2/2015

4.16	Form of Securities Purchase Agreement		6-K	001-36532	12/2/2015

4.17	Form of Fund Warrant		6-K	001-36532	12/2/2015

Exhibit		Filed	Incorporated by Reference
Number	Description	Herewith	Form	File No.	Date Filed
4.18	Warrant Exchange Agreement, dated March 25, 2016, by and between the Company and MF Ventures, LLC		40-F	001-36532	3/30/2016

4.19	Warrant for the purchase of up to 7,199,216 common shares, dated March 25, 2016, issued to MF Ventures, LLC		40-F	001-36532	3/30/2016

4.20*	Credit Agreement dated April 6, 2016 between Overland Storage, Inc., Tandberg Data Gmbh and Opus Bank		6-K	001-36532	4/21/2016

4.21*	Consent, Waiver, Reaffirmation and Amendment Number One to Credit Agreement dated December 30, 2016 between Overland Storage, Inc., Tandberg Data Gmbh and Opus Bank		6-K	001-36532	3/24/2017

4.22*	Amendment Number Two to Credit Agreement, Amendment Number One to Amendment Number 1, Waiver and Reaffirmation dated March 12, 2017 between Overland Storage, Inc., Tandberg Data Gmbh and Opus Bank		6-K	001-36532	3/24/2017

4.23*	Third Amendment to Credit Agreement dated March 21, 2017 between Overland Storage, Inc., Tandberg Data Gmbh and Opus Bank		6-K	001-36532	3/24/2017

4.24	Term Loan Agreement dated September 16, 2016 between Sphere 3D Corp. and FBC Holdings S.A.R.L.		6-K	001-36532	3/24/2017

4.25	Warrant to Purchase up to 862,068 common shares dated December 30, 2016 issued by the Company to Opus Bank		6-K	001-36532	3/24/2017

4.26	First Additional Warrant to Purchase common shares dated March 12, 2017 issued by the Company to Opus Bank		6-K	001-36532	3/24/2017

4.27	Second Additional Warrant to Purchase common shares dated March 12, 2017 issued by the Company to Opus Bank		6-K	001-36532	3/24/2017

4.28	Form of Securities Purchase Agreement dated March 24, 2017		6-K	001-36532	3/24/2017

4.29	Form of Warrant		6-K	001-36532	3/24/2017

4.30	Form of Leak-Out Agreement		6-K	001-36532	3/24/2017

4.31	Form of Registration Rights Agreement		6-K	001-36532	3/24/2017

4.32	Placement Agency Agreement dated March 24, 2017 between the Company and Roth Capital Partners, LLC		6-K	001-36532	3/24/2017

4.33	Form of Lock-Up Agreement		6-K	001-36532	3/24/2017

4.34	Sphere 3D Second Amended and Restated Stock Option Plan		F-4	333-197569	7/23/2014

4.35	Overland Storage, Inc. 2009 Equity Incentive Plan		S-8	333-203149	3/31/2015

4.36	Overland Storage, Inc. Form of Stock Option Agreement Under 2009 Plan		S-8	333-203149	3/31/2015

4.37	Overland Storage, Inc. Form of Inducement Stock Option Agreement		S-8	333-203149	3/31/2015

4.38	Sphere 3D Corp. 2015 Performance Incentive Plan		S-8	333-214605	11/15/2016

Exhibit		Filed	Incorporated by Reference
Number	Description	Herewith	Form	File No.	Date Filed

4.39	Form of Inducement Restricted Stock Unit Agreement.		S-8	333-209251	2/1/2016

4.40	Form of Executive Inducement Restricted Stock Unit Agreement		S-8	333-209251	2/1/2016

4.41	Sphere 3D Corp. Employee Stock Purchase Plan		S-8	333-205236	6/25/2016

4.42	Retention Agreement between Overland Storage, Inc. and Eric Kelly dated June 24, 2009		10-Q	000-22071	2/10/2010

4.43	Employment Agreement between Overland Storage, Inc. and Eric Kelly dated August 3, 2011		8-K	000-22071	8/4/2011

4.44	Employment Agreement between Overland Storage, Inc. and Eric Kelly dated August 3, 2011		8-K	000-22071	8/4/2011

4.45	San Diego, California Headquarters Facility Lease dated October 12, 2000 between the Company and LBA-VIF One, LLC		10-Q	000-22071	2/14/2001

4.46	First Amendment to Lease dated January 18, 2001 between Overland Storage, Inc. and LBA Overland, LLC, (as successor-in-interest to LBA-VIF One, LLC)		10-K	000-22071	9/28/2001

4.47	Second Amendment to Lease dated July 1, 2010 between Overland Storage, Inc. between the Company and LBA Overland, LLC (as successor-in-interest to LBA-VIF One, LLC)		10-K	000-22071	9/28/2001

4.48	Third Amendment to Lease dated July 1, 2010 between the Company and Overtape (CA) QRS 15-14, Inc. (successor-in-interest to LBA Overland, LLC, the successor-in-interest to LBA-VIF One, LLC		10-K	000-22071	9/24/2010

4.49	Fourth Amendment to Lease dated October 15, 2013 between the Company and Overtape (CA) QRS 15-14, Inc. (successor-in-interest to LBA Overland, LLC, the successor-in-interest to LBA-VIF One, LLC		10-Q	000-22071	2/13/2014

4.50	Fifth Amendment to Lease dated December 8, 2015 between the Company and Overtape (CA) QRS 15-14, Inc. (successor-in-interest to LBA Overland, LLC, the successor-in-interest to LBA-VIF One, LLC	X

4.51	San Jose, California Headquarters Office Lease dated February 9, 2010 between Overland Storage, Inc. and Park Center Plaza Investors, L.P.	X

4.52	First Amendment to San Jose, California Headquarters Office Lease dated March 22, 2017 between Sphere 3D Corp. and Park Center Plaza Investors, L.P.	X

4.53	Lease Contract dated May 19, 2016 between Guangzhou Tandberg Electronic Components Co., Ltd. And Guangzhu Shi Panyu Tongxing Paper Products Co., Ltd.	X

4.54	Form of Stock Purchase Agreement	X

4.55	Form of One-Year Warrant Agreement	X

Exhibit		Filed	Incorporated by Reference
Number	Description	Herewith	Form	File No.	Date Filed
4.56	Form of Five-Year Warrant Agreement	X

8.1	Subsidiaries of Registrant	X

11.1	Code of Business Conduct and Ethics Policy		6-K	001-36532	4/1/2015

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

15.1	Consent of Independent Registered Public Accounting Firm	X

101.INS	XBRL Instance Document	X

101.SCH	XBRL Taxonomy Extension Schema	X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase	X

101.DEF	XBRL Taxonomy Extension Definition Linkbase	X

101.LAB	XBRL Taxonomy Extension Label Linkbase	X

101.PRE	XBRL Taxonomy Presentation Linkbase	X
_______________

*	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.