Form 20-F
period 2020-12-31
Sphere 3D Corp
filed 2021-04-09
CIK 1591956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
__________________________________

Ontario, Canada
(State or other jurisdiction of incorporation or organization)

895 Don Mills Road, Bldg. 2, Suite 900
Toronto, Ontario, Canada, M3C 1W3
(Address of principal executive offices)
Peter Tassiopoulos
(858) 571-5555
Peter.Tassiopoulos@sphere3d.com
895 Don Mills Road Bldg. 2, Suite 900, Toronto, Ontario, Canada, M3C 1W3
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares	ANY	NASDAQ Capital Market
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report: 7,867,186 common shares as of December 31, 2020.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐             Accelerated filer ☐
Non-accelerated filer ☐                 Smaller reporting company ☒
(Do not check if a smaller reporting company)    Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒ International Financial Reporting Standards as issued     Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐

SPHERE 3D CORP.
FORM 20-F ANNUAL REPORT

GENERAL PRESENTATION MATTERS
Any reference to the “Company”, “Sphere 3D”, “Sphere”, “we”, “our”, “us”, or similar terms refers to Sphere 3D Corp. and its subsidiaries. The information, including any financial information, disclosed in this Annual Report is stated as at December 31, 2020 or for the year ended December 31, 2020, as applicable, unless otherwise indicated. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars and references to “$” are to the lawful currency of the United States (“U.S.”).
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
FORWARD-LOOKING INFORMATION
This Annual Report on Form 20-F contains forward-looking information that involves risks and uncertainties. This forward-looking information includes, but is not limited to, statements with respect to management’s expectations regarding the future growth, results of operations, performance and business prospects of Sphere 3D. This forward-looking information relates to, among other things, the Company’s future business plans and business planning process, the Company’s uses of cash, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions.
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
Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include without limitation those discussed under the heading “Risk Factors” in Item 3D below, as well as those discussed elsewhere in this Annual Report. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Annual Report. Readers are urged to carefully review and consider the various disclosures made in this Annual Report, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.
Any reference to the “Company”, “Sphere 3D”, “Sphere”, “we”, “our”, “us”, or similar terms refers to Sphere 3D Corp. and its subsidiaries. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars and references to “$” are to the lawful currency of the United States (“U.S.”). References to “Notes” are Notes included in our Notes to Consolidated Financial Statements.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
Not applicable.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
Item D. Risk Factors
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
Risks Related to our Business
We may be unable to successfully integrate our recent and future acquisitions, which could adversely affect our business, financial condition, results of operations and prospects.
In 2020, we acquired 101 Invest and entered into a definitive merger agreement with Rainmaker Worldwide Inc. (“Rainmaker”). On February 12, 2021, the Rainmaker Merger Agreement was terminated as the Company was unable to obtain all necessary regulatory approvals relating to the proposed transaction prior to the agreed date of January 31, 2021. No break-fee or termination costs were paid by either party.
The operation and management of recent acquisitions, or any of our future acquisitions, may adversely affect our existing income and operations or we may not be able to effectively manage any growth resulting from these transactions. Our success will depend, in part, on the extent to which we are able to merge these functions, eliminate the unnecessary duplication of other functions and otherwise integrate these companies (and any additional businesses with which we may combine in the future) into a cohesive, efficient enterprise. This integration process may entail significant costs and delays. Our failure to integrate the operations of these companies successfully could adversely affect our business, financial condition, results of operations and prospects. To the extent that any acquisition results in additional goodwill, it will reduce our tangible net worth, which might adversely affect our business, financial condition, results of operations and prospects, as well as our credit capacity.

The extent to which the coronavirus (“COVID-19”) outbreak and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.
Global health concerns relating to the coronavirus outbreak have been weighing on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty. Risks related to consumers and businesses lowering or changing spending, which impact domestic and international spend. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and business shutdowns. These measures have not only negatively impacted consumer spending and business spending habits, they have also adversely impacted and may further impact our workforce and operations and the operations of our customers, suppliers and business partners. These measures may remain in place for a significant period of time and they are likely to continue to adversely affect our business, results of operations and financial condition.
The spread of the coronavirus has caused us to modify our business practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities.
The extent to which the coronavirus outbreak impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the coronavirus outbreak has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.
There are no comparable recent events which may provide guidance as to the effect of the spread of the coronavirus and a global pandemic, and, as a result, the ultimate impact of the coronavirus outbreak or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of the impacts on our business, our operations or the global economy as a whole. However, the effects could have a material impact on our results of operations, and we will continue to monitor the coronavirus situation closely.
Our cash and other sources of liquidity may not be sufficient to fund our operations beyond June 30, 2021. We may not be successful in raising additional capital necessary to meet expected increases in working capital needs. If we raise additional funding through sales of equity or equity-based securities, your shares will be diluted. If we need additional funding for operations and we are unable to raise it, we may be forced to liquidate assets and/or curtail or cease operations or seek bankruptcy protection or be subject to an involuntary bankruptcy petition.
Management has projected that cash on hand may not be sufficient to allow the Company to continue operations beyond June 30, 2021 if we are unable to raise additional funding for operations. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds through equity or debt financings or other sources may depend on the financial success of our current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations and advance our growth initiatives, which could adversely impact our business, financial condition and results of operations.
Significant changes from the Company’s current forecasts, including but not limited to: (i) failure to comply with the financial covenants in its debt facilities; (ii) shortfalls from projected sales levels; (iii) unexpected increases in product costs; (iv) increases in operating costs; (v) changes in the historical timing of collecting accounts receivable; and

(vi) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occurs or the Company is unable to generate sufficient cash from operations or financing sources, the Company may be forced to liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or seek bankruptcy protection or be subject to an involuntary bankruptcy petition, any of, which would have a material adverse effect on the Company’s business, results of operations, financial position and liquidity.
If we raise additional funds by selling additional shares of our capital stock, or securities convertible into shares of our capital stock, the ownership interest of our existing shareholders will be diluted. The amount of dilution could be increased by the issuance of warrants or securities with other dilutive characteristics, such as anti-dilution clauses or price resets.
We urge you to review the additional information about our liquidity and capital resources in Item 5A.“Operating Results” section of this report. If our business ceases to continue as a going concern due to lack of available capital or otherwise, it could have a material adverse effect on our business, results of operations, financial position, and liquidity.
We have granted security interests over certain of our assets in connection with various debt arrangements.
We have granted security interests over certain of our assets in connection with our line of credit and debt arrangements, and we may grant additional security interests to secure future borrowings. If we are unable to satisfy our obligations under these arrangements, we could be forced to sell certain assets that secure these loans, which could have a material adverse effect on our ability to operate our business. In the event we are unable to maintain compliance with covenants set forth in these arrangements or if these arrangements are otherwise terminated for any reason, it could have a material adverse effect on our ability to access the level of funding necessary to continue operations at current levels. If any of these events occur, management may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects.
A cybersecurity breach into our products when used by our customers could adversely affect our ability to conduct our business, harm our reputation, expose us to significant liability or otherwise damage our financial results.
A cybersecurity breach into a system we have sold to a customer could negatively affect our reputation as a trusted provider of storage, and data protection products by adversely impacting the market’s perception of the security of our products and services. Many of our customers and partners store sensitive data on our products, and a cybersecurity breach related to our products could harm our reputation and potentially expose us to significant liability.
We also maintain sensitive data related to our employees, partners and customers, including intellectual property, proprietary business information and personally identifiable information on our own systems. We employ sophisticated security measures; however, we may face threats across our infrastructure including unauthorized access, security breaches and other system disruptions.
It is critical to our business that our employees’, partners’ and customers’ sensitive information remains secure, and that our customers perceive that this information is secure. A cybersecurity breach could result in unauthorized access to, loss of, or unauthorized disclosure of such information. A cybersecurity breach could expose us to litigation, indemnity obligations, government investigations and other possible liabilities. Additionally, a cyber-attack, whether actual or perceived, could result in negative publicity which could harm our reputation and reduce our customers’ confidence in the effectiveness of our solutions, which could materially and adversely affect our business and results of operations. A breach of our security systems could also expose us to increased costs including remediation costs, disruption of operations or increased cybersecurity protection costs that may have a material adverse effect on our business. Although we maintain technology errors and omissions liability insurance, our insurance may not cover potential claims of these types or may not be adequate to indemnify us for inability that may be imposed. Any imposition or liability or litigation costs that are not covered by insurance or in excess of our insurance coverage could harm our business.

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
We have a history of net losses. We may not achieve or maintain profitability.
We have limited non-recurring revenues derived from operations. Sphere 3D’s near-term focus has been in actively developing reference accounts and building sales, marketing and support capabilities. HVE and UCX, which we acquired in January 2017, also have a history of net losses. We expect to continue to incur net losses and we may not achieve or maintain profitability. We may see continued losses during 2021 and as a result of these and other factors, we may not be able to achieve, sustain or increase profitability in the near future.
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
We are actively pursuing a plan to market our products domestically and internationally. The plan will place significant demands upon managerial, financial, and human resources. Our ability to manage future growth will depend in large part upon several factors, including our ability to rapidly:
•build or leverage, as applicable, a network of channel partners to create an expanding presence in the evolving marketplace for our products and services;
•build or leverage, as applicable, a sales team to keep end-users and channel partners informed regarding the technical features, issues and key selling points of our products and services;
•attract and retain qualified technical personnel in order to continue to develop reliable and flexible products and provide services that respond to evolving customer needs;
•develop support capacity for end-users as sales increase, so that we can provide post-sales support without diverting resources from product development efforts; and
•expand our internal management and financial controls significantly, so that we can maintain control over our operations and provide support to other functional areas as the number of personnel and size increases.
Our inability to achieve any of these objectives could harm our business, financial condition and results of operations.

Our market is competitive and dynamic. New competing products and services could be introduced at any time that could result in reduced profit margins and loss of market share.
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
Furthermore, the worldwide storage market is intensely competitive. A number of manufacturers of disk-based storage solutions compete for a limited number of customers. Barriers to entry are relatively low in these markets, and some of our competitors in this market have substantially greater financial and other resources, larger research and development staffs, and more experience and capabilities in manufacturing, marketing and distributing products. Ongoing pricing pressure could result in significant price erosion, reduced profit margins and loss of market share, any of which could have a material adverse effect on our business, results of operations, financial position and liquidity.
Our success depends on our ability to anticipate technological changes and develop new and enhanced products.
The markets for our products are characterized by rapidly changing technology, evolving industry standards and increasingly sophisticated customer requirements. The introduction of products embodying new technology and the emergence of new industry standards can negatively impact the marketability of our existing products and can exert price pressures on existing products. It is critical to our success that we are able to anticipate and react quickly to changes in technology or in industry standards and to successfully develop, introduce, manufacture and achieve market acceptance of new, enhanced and competitive products on a timely basis and cost-effective basis. We invest resources towards continued innovation; however, there can be no assurance that we will successfully develop new products or enhance and improve our existing products, that new products and enhanced and improved existing products will achieve market acceptance or that the introduction of new products or enhanced existing products by others will not negatively impact us. Our inability to develop products that are competitive in technology and price and that meet end-user needs could have a material adverse effect on our business, financial condition or results of operations.
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
Our business is dependent on the continued market acceptance and usage of disk-based solutions. The impact of recent storage technology trends on our business is uncertain.
While information technology spending has fluctuated periodically due to technology transitions and changing economic and business environments, overall growth in demand for storage has continued. Recent technology trends, such as the emergence of hosted storage, software as a service and mobile data access are driving significant changes in storage architectures and solution requirements. The impact of these trends on overall long-term growth patterns is uncertain. Nevertheless, if the general level of industry growth, or if the growth of the specific markets in which we compete, were to decline, our business and results of operations could suffer.

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
Although we employ a testing and quality assurance program, our products may contain defects or errors, particularly when first introduced or as new versions are released. We may not discover such defects or errors until after a solution has been released to a customer and used by the customer and end-users. Defects and errors in our products could materially and adversely affect our reputation, result in significant costs, delay planned release dates and impair our ability to sell our products in the future. The costs incurred in correcting any solution defects or errors may be substantial and could adversely affect our operating margins. While we plan to continually test our products for defects and errors and work with end-users through our post-sales support services to identify and correct defects and errors, defects or errors in our products may be found in the future.
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
Our success depends on the retention and maintenance of key personnel, including members of senior management and our technical, sales and marketing teams. Achieving this objective may be difficult due to many factors, including competition for such highly skilled personnel; fluctuations in global economic and industry conditions; changes in our management or leadership; competitors’ hiring practices; and the effectiveness of our compensation programs. The loss of any of these key persons could have a material adverse effect on our business, financial condition or results of operations. As an example, in the first quarter of 2019, our financial controller, and certain other members of our finance team, resigned from employment to seek other opportunities, which has required us to retain finance consultants while we search for full-time replacements, and we cannot guarantee that we will be able to retain such consultants or find adequate replacements.
Our success is also dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified management, technical, sales, marketing and finance personnel. Any such new hire may require a significant transition period prior to making a meaningful contribution. Competition for qualified employees is particularly intense in the technology industry, and we have in the past experienced difficulty recruiting qualified employees. Our failure to attract and to retain the necessary qualified personnel could seriously harm our operating results and financial condition. Competition for such personnel can be intense, and no assurance can be provided that we will be able to attract or retain highly qualified technical and managerial personnel in the future, which may have a material adverse effect on our future growth and profitability. We do not have key person insurance.
Our financial results may fluctuate substantially for many reasons, and past results should not be relied on as indications of future performance.
Our revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including, but not limited to:
•varying size, timing and contractual terms of orders for our products, which may delay the recognition of revenue;
•competitive conditions in the industry, including strategic initiatives by us or our competitors, new products or services, product or service announcements and changes in pricing policy by us or our competitors;
•market acceptance of our products and services;
•our ability to maintain existing relationships and to create new relationships with channel partners;
•the discretionary nature of purchase and budget cycles of our customers and end-users;
•the length and variability of the sales cycles for our products;
•general weakening of the economy resulting in a decrease in the overall demand for our products and services or otherwise affecting the capital investment levels of businesses with respect to our products or services;
•timing of product development and new product initiatives;
•changes in customer mix;
•increases in the cost of, or limitations on, the availability of materials;
•fluctuations in average selling prices;
•changes in product mix; and
•increases in costs and expenses associated with the introduction of new products.
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
Thus, there can be no assurance that we will be able to reach profitability on a quarterly or annual basis. We believe that our revenue and operating results will continue to fluctuate, and that period-to-period comparisons are not necessarily indications of future performance. Our revenue and operating results may fail to meet the expectations of public market analysts or investors, which could have a material adverse effect on the price of our common shares. In addition, portions of our expenses are fixed and difficult to reduce if our revenues do not meet our expectations. These fixed expenses magnify the adverse effect of any revenue shortfall.
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
We have relationships with third party resellers, system integrators and enterprise application providers that facilitate our ability to sell and implement our products. These business relationships are important to extend the geographic reach and customer penetration of our sales force and ensure that our products are compatible with customer network infrastructures and with third party products.
We believe that our success depends, in part, on our ability to develop and maintain strategic relationships with resellers, independent software vendors, system integrators, and enterprise application providers. Should any of these third parties go out of business, or choose not to work with us, we may be forced to increase the development of those capabilities internally, incurring significant expense and adversely affecting operating margins. Any of these third parties may develop relationships with other companies, including those that develop and sell products that compete with ours. We could lose sales opportunities if we fail to work effectively with these parties or they choose not to work with us. Most of our distributors and resellers also carry competing product lines that they may promote over our products. A distributor or reseller might not continue to purchase our products or market them effectively, and each determines the type and amount of our products that it will purchase from us and the pricing of the products that it sells to end user customers. Further, the long-term success of any of our distributors or resellers is difficult to predict, and we have no purchase commitments or long-term orders from any of them to assure us of any baseline sales through these channels.
Therefore, the loss of, or deterioration in, our relationship with one or more of our distributors or resellers could negatively affect our operating results. Our operating results could also be adversely affected by a number of factors, including, but not limited to:
•a change in competitive strategy that adversely affects a distributor’s or reseller’s willingness or ability to stock and distribute our products;
•the reduction, delay or cancellation of orders or the return of a significant amount of our products;
•the loss of one or more of our distributors or resellers; and
•any financial difficulties of our distributors or resellers that result in their inability to pay amounts owed to us.
If our suppliers fail to meet our manufacturing needs, it would delay our production and our product shipments to customers and this could negatively affect our operations.
Some of our products have a large number of components and subassemblies produced by outside suppliers. We depend greatly on these suppliers for items that are essential to the manufacturing of our products, including disk drives and chassis. We work closely with our regional, national and international suppliers, which are carefully selected based on their ability to provide quality parts and components that meet both our technical specifications and volume requirements. For certain items, we qualify only a single source, which magnifies the risk of shortages and decreases our ability to negotiate with that supplier on the basis of price. From time to time, we have in the past been unable to obtain as many drives as have needed due to drive shortages or quality issues from certain of our suppliers. If these suppliers fail to meet our manufacturing needs, it would delay our production and our product shipments to customers and negatively affect our operations.
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
In the future, we may continue to pursue acquisitions of assets, products or businesses that we believe are complementary to our existing business and/or to enhance our market position or expand our product portfolio. There is a risk that we will not be able to identify suitable acquisition candidates available for sale at reasonable prices, complete any acquisition, or successfully integrate any acquired product or business into our operations. We are likely to face competition for acquisition candidates from other parties including those that have substantially greater available resources. Acquisitions may involve a number of other risks, including:
•diversion of management’s attention;
•disruption to our ongoing business;
•failure to retain key acquired personnel;
•difficulties in integrating acquired operations, technologies, products or personnel;
•unanticipated expenses, events or circumstances;
•assumption of disclosed and undisclosed liabilities; and
•inappropriate valuation of the acquired in-process research and development, or the entire acquired business.
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
We have implemented cost reduction efforts; however, these efforts may need to be modified, and if we need to implement additional cost reduction efforts it could materially harm our business.
We have implemented certain cost reduction efforts. There can be no assurance that these cost reduction efforts will be successful. As a result, we may need to implement further cost reduction efforts across our operations, such as further reductions in the cost of our workforce and/or suspending or curtailing planned programs, either of which could materially harm our business, results of operations and future prospects.

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
Some of our competitors have, or are affiliated with companies having, substantially greater resources than us and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for a longer period of time than us. Regardless of their merit, any such claims could:
•divert the attention of our management, cause significant delays, materially disrupt the conduct of our business or materially adversely affect our revenue, financial condition and results of operations;
•be time consuming to evaluate and defend;

•result in costly litigation and substantial expenses;
•cause product shipment delays or stoppages;
•subject us to significant liabilities;
•require us to enter into costly royalty or licensing agreements;
•require us to modify or stop using the infringing technology; or
•result in costs or other consequences that have a material adverse effect on our business, results of operations and financial condition.
Risks Related to Our Public Company Status and Our Common Shares
Sales of common shares issuable upon exercise of outstanding warrants, the conversion of outstanding preferred shares, or the effectiveness of our registration statement may cause the market price of our common shares to decline. Currently outstanding preferred shares could adversely affect the rights of the holders of common shares.
As of December 31, 2020, we have in the aggregate 9,355,778 Preferred Shares outstanding. The conversion of the outstanding Preferred Shares will result in substantial dilution to our common shareholders. Pursuant to our articles of amalgamation, our Board of Directors has the authority to fix and determine the voting rights, rights of redemption and other rights and preferences of preferred stock.
Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series B Preferred Shares, each preferred share (i) is convertible into our common shares, at a conversion rate equal to $1.00 per share, plus accrued and unpaid dividends, divided by an amount equal to 0.85 multiplied by a 15-day volume weighted average price per share of common stock prior to the date the conversion notice is provided, subject to a conversion price floor of $0.80, (ii) fixed, preferential, cumulative cash dividends at the rate of 8% of the Series B Preferred Shares subscription price per year, and (iii) carry a liquidation preference equal to the subscription price per Series B Preferred Share plus any accrued and unpaid dividends. On July 14, 2020, the Company entered into a lock-up agreement (the "Lock-up Agreement") with FBC Holdings with respect to the 6,500,000 Series B Preferred Shares of the Company owned by FBC Holdings. Pursuant to the terms of the Lock-up Agreement, FBC Holdings has agreed that for the period of time between (a) July 14, 2020 and (b) the earlier to occur of (i) April 30, 2021 and (ii) the date that is 180 days after a Change of Control (as defined in the Lock-up Agreement), it will not without the prior written consent of the Company convert any of the Series B Preferred Shares into common shares of the Company.
Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series C Preferred Shares, each preferred share is convertible into our common shares, at a conversion rate in effect on the date of conversion. Overland, the sole holder of the Series C Preferred Shares, may, at any time, convert all or any part of the Series C Preferred Shares. On October 31, 2019, Overland agreed that it would not exercise its conversion right with respect to its Series C Preferred Shares until the earlier of (i) October 31, 2020. On October 31, 2020, the Company received notification requesting conversion of the Series C Preferred Shares held by Overland. On March 3, 2021, the Company converted 1,600,000 Series C Preferred Shares and issued 1,440,000 common shares of the Company.
Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series D Preferred Shares, each preferred share is convertible at the option of the holder thereof, into that number of our common shares determined by dividing the stated value of such share of Series D Preferred Stock (which is $0.65) by the conversion price. The initial conversion price, which is also $0.65, shall be adjusted in the event that we (i) pay a stock dividend or otherwise make a distribution or distributions payable in our common share, (ii) subdivide our outstanding common shares into a larger number of shares, (iii) combine (including by way of a reverse stock split) our outstanding common shares into a small number of shares, or (iv) issue, in the event of a reclassification of our common shares, any of our capital shares. Each shareholder of the Series D Preferred Shares, may, at any time, convert all or any part of the Series D Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company. In the first quarter of 2021, the Company converted 895,000 Series D Preferred Shares and issued 895,000 common shares of the Company.
Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series E Preferred Shares, each preferred share is convertible at the option of the holder thereof. The shareholder of the Series E Preferred Shares, may, at any time, convert all or any Series E Preferred Shares provided that the common shares issuable upon such conversion, together with all other common shares of the Company held by the shareholder in the aggregate, would not cause such shareholder’s ownership of the Company’s common shares to exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company. Each Series E Preferred Share has a stated value of $1,000 and is convertible into the Company’s common shares at a conversion price equal to the lower of (i) 70% of the average of the three lowest volume weighted average prices of the common shares during the ten trading days immediately preceding, but not including, the conversion date and (ii) $2.00; however, in no event shall the conversion price be lower than $1.00 per share. The Series E Preferred Shares are non-voting and pay dividends at a rate of 8.0% per annum, payable quarterly. On March 9, 2021, the Company converted 300 Series E Preferred shares and issued 197,798 common shares of the Company.
Additionally, as of December 31, 2020 we have warrants outstanding for the purchase of up to 2,786,534 common shares having a weighted-average exercise price of $2.14 per share. The sale of our common shares upon exercise of our outstanding warrants, the conversion of the Preferred Shares into common shares, or the sale of a significant amount of the common shares issued or issuable upon exercise of the warrants in the open market, or the perception that these sales may occur, could cause the market price of our common shares to decline or become highly volatile.
The sale of our common shares to Oasis Capital may cause substantial dilution to our existing stockholders and the sale of our common shares acquired by Oasis Capital could cause the price of our common shares to decline.
 We have registered for sale 6,962,026 common shares that we may sell to Oasis Capital, LLC (“Oasis Capital”) under the Equity Purchase Agreement. It is anticipated that these shares will be sold over a period of up to approximately 36 months. The number of shares ultimately offered for sale by Oasis Capital is dependent upon the number of shares we elect to sell to Oasis Capital under the Equity Purchase Agreement. Sales by Oasis Capital of shares acquired pursuant to the Equity Purchase Agreement may result in dilution to the interests of other holders of our common shares.
 The sale of a substantial number of our common shares by Oasis Capital, or anticipation of such sales, could cause the trading price of our common share to decline or make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire. Following the issuance of common shares under the Equity Line, Oasis Capital may offer and resell the shares at a price and time determined by them. This may cause the market price of our common shares to decline, and the timing of sales and the price at which the shares are sold by Oasis Capital could have an adverse effect upon the public market for our common shares.
There is an increased potential for short sales of our common shares due to the sale of shares pursuant to the Equity Purchase Agreement, which could materially affect the market price of our common shares.
 Downward pressure on the market price of our common shares that likely will result from resales of the common shares issued pursuant to the Equity Purchase Agreement could encourage short sales of common shares by market participants. Generally, short selling means selling a security not owned by the seller. The seller is committed to eventually purchase the security previously sold. Short sales are used to capitalize on an expected decline in the security’s price - typically, investors who sell short believe that the price of the stock will fall, and anticipate selling at a price higher than the price at which they will buy the stock. Significant amounts of such short selling could place further downward pressure on the market price of our common shares.

We may not be able to access sufficient funds under the Equity Purchase Agreement with Oasis Capital when needed.
Our ability to sell shares to Oasis Capital and obtain funds under the Equity Purchase Agreement is limited by the terms and conditions in the Equity Purchase Agreement, including restrictions on when we may sell shares to Oasis Capital, restrictions on the amounts we may sell to Oasis Capital at any one time, and a limitation on our ability to sell shares to Oasis Capital to the extent that it would cause Oasis Capital to beneficially own more than 9.99% of our outstanding common shares. In addition, any amounts we sell under the Equity Purchase Agreement may not satisfy all of our funding needs.
The extent we rely on Oasis Capital as a source of funding will depend on a number of factors including, the prevailing market price and trading volume of our common shares and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from Oasis Capital were to prove unavailable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we sell all 6,962,026 Purchase Shares to Oasis Capital, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.
The market price of our common shares is volatile.
The market price for common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:
•price and volume fluctuations in the overall stock market from time to time;
•volatility in the market prices and trading volumes of technology stocks;
•changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
•future capital raising activities;
•sales of common shares by holders thereof or by us;
•failure of securities analysts to maintain coverage of Sphere 3D, changes in financial estimates by securities analysts who follow Sphere 3D, or our failure to meet these estimates or the expectations of investors;
•the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;
•market acceptance of our products and technologies;
•announcements by us or our competitors of new products or services;
•the public’s reaction to our press releases, other public announcements and filings with the Securities and Exchange Commission (“SEC”) and the applicable Canadian securities regulatory authorities;
•rumors and market speculation involving us or other companies in our industry;
•actual or anticipated changes in our operating results or fluctuations in our operating results;
•actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;
•litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
•developments or disputes concerning our intellectual property or other proprietary rights;
•announced or completed acquisitions of businesses or technologies by us or our competitors;

•new laws or regulations or new interpretations of existing laws or regulations applicable to us and our business;
•changes in accounting standards, policies, guidelines, interpretations or principles;
•any significant change in our executive officers and other key personnel or Board of Directors;
•general economic conditions and slow or negative growth of our markets;
•release of transfer restrictions on certain outstanding common shares; and
•news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in our industry or target markets.
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
In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may in the future be a target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention from day-to-day operations and consume resources, such as cash. In addition, the resolution of those matters may require us to issue additional common shares, which could potentially result in dilution to our existing shareholders. Expenses incurred in connection with these matters (which include fees of lawyers and other professional advisors and potential obligations to indemnify officers and directors who may be parties to such actions) could adversely affect our cash position. See Item 18 “Financial Statements”, Note 14 “Commitments and Contingencies”.
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

We could lose our “foreign private issuer” status in the future, which could result in significant additional costs and expenses to us.
In order to maintain our current status as a “foreign private issuer” (as defined in Rule 405 under the United States Securities Act of 1933), where more than 50% of our outstanding voting securities are directly or indirectly owned by residents of the United States, we must not have any of the following: (i) a majority of our executive officers or directors being U.S. citizens or residents, (ii) more than 50% of our assets being located in the United States, or (iii) our business being principally administered in the United States. If we were to lose our foreign private issuer status:
•we would no longer be exempt from certain of the provisions of U.S. securities laws, such as Regulation FD and the Section 16 short swing profit rules;
•we would be required to commence reporting on forms required of U.S. companies, such as Forms l0-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K;
•we would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada;
•we might lose the ability to rely upon exemptions from the NASDAQ corporate governance requirements that are available to foreign private issuers; and
•if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the SEC as a condition to any such financing.
We may be treated as a Passive Foreign Investment Company.
There is also an ongoing risk that Sphere 3D may be treated as a Passive Foreign Investment Company (“PFIC”), for U.S. federal income tax purposes. A non-U.S. corporation generally will be considered to be a PFIC for any taxable year in which 75% or more of its gross income is passive income, or 50% or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). This determination is highly factual, and will depend upon, among other things, Sphere 3D’s market valuation and future financial performance. Based on current business plans and financial expectations, Sphere 3D expects that it will not be a PFIC for its tax years ended December 31, 2020 and 2019, as well as current business plans and financial expectations, Sphere 3D expects that it will not be a PFIC for its current tax year ending December 31, 2021 and for the foreseeable future. If Sphere 3D were to be classified as a PFIC for any future taxable year, holders of Sphere 3D common shares who are U.S. taxpayers would be subject to adverse U.S. federal income tax consequences.
Certain of our directors, officers and management could be in a position of conflict of interest.
Certain directors, officers and members of management of Sphere 3D may also serve as directors and/or officers of other companies. We may contract with such directors, officers, members of management and such other companies or with affiliated parties or other companies in which such directors, officers or members of management own or control. These persons may obtain compensation and other benefits in transactions relating to Sphere 3D. Consequently, there exists the possibility for such directors, officers and members of management to be in a position of conflict. Any decision made by any of such directors, officers and members of management involving Sphere 3D are being made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Sphere 3D.
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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Sphere 3D was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.”
The Company’s registered office is located at 895 Don Mills Road, Building 2, Suite 900, Toronto, Ontario, Canada, M3C 1W3, telephone: (858) 571-5555.
Nasdaq Listing
On February 17, 2021, the Company was notified by Nasdaq that the Nasdaq Listing Qualifications Staff issued a public letter of reprimand to the Company based upon the Company's failure to comply with the Listing Rule 5620(c) (the "Quorum Rule") during the period of time that it was no longer a foreign private issuer and could not rely on home country practice in the alternative to the Quorum Rule. The Company's By-laws required a quorum of at least 25%, instead of the 33 1/3% threshold required for a domestic issuer by the Quorum Rule. This oversight and rule violation was caused by the fact that the Company no longer qualified as a foreign private issuer during 2018, 2019 and 2020. On January 1, 2021, the Company once again qualified as a foreign private issuer, and therefore the Company once again intends to rely on home country practice in lieu of the Quorum Rule.
On January 4, 2021, the Company received a written notice (the “Listing Notice”) from the Listing Qualifications Department of Nasdaq indicating that the Company was not in compliance with Listing Rule 5620(a) due to the Company’s failure to hold an annual meeting of shareholders within twelve months of the end of the Company’s fiscal year end. The Listing Notice stated that the Company had until February 18, 2021 to submit a plan to regain compliance with Listing Rule 5620(a). On February 17, 2021, the Company received a letter from Nasdaq indicating that the Company had regained compliance with Listing Rule 5620(a) as a result of its combined Annual and Special Meeting held on February 11, 2021.
On January 3, 2020, the Company received a letter from the Nasdaq Listing Qualifications department of Nasdaq notifying the Company that it was not in compliance with the requirement of Nasdaq Marketplace Rule 5550(a)(2) for continued inclusion on the NASDAQ Capital Market as a result of the closing bid price for the Company’s common shares being below $1.00 for 30 consecutive business days. On May 19, 2020, the Company received notification from Nasdaq that it had regained compliance with Marketplace Rule 5550(a)(2), as the closing price of the Company’s common shares was at least equal to $1.00 per share for each of the ten consecutive business days between May 4, 2020 and May 18, 2020.
Oasis Equity Line
On May 15, 2020, we entered into an Equity Purchase Agreement with Oasis Capital (the “Equity Purchase Agreement”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Oasis Capital is committed to purchase up to an aggregate of $11.0 million worth of common shares over the 36-month term of the Equity Purchase Agreement. Concurrently with entering into the Equity Purchase Agreement, we also entered into a registration rights agreement with Oasis Capital, in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act the resale of the common shares that may be issued to Oasis Capital under the Equity Purchase Agreement. The purpose of the equity line is to provide us with proceeds as may be necessary for working capital and general corporate purposes.

Series B Preferred Shares
In July 2019, the Company filed of articles of amendment to create a second series of preferred shares, being, an unlimited number of Series B Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. In July 2019, following the filing of the Articles of Amendment to create the Series B Preferred Shares, the Company entered into a share exchange agreement (the “Share Exchange Agreement”) with FBC Holdings to exchange 6,500,000 Series A Preferred Shares held by FBC Holdings for 6,500,000 Series B Preferred Shares. On July 14, 2020, the Company entered into a lock-up agreement (the "Lock-up Agreement") with FBC Holdings with respect to the Series B Preferred Shares of the Company owned by FBC Holdings. Pursuant to the terms of the Lock-up Agreement, FBC Holdings has agreed that for the period of time between (a) July 14, 2020 and (b) the earlier to occur of (i) April 30, 2021 and (ii) the date that is 180 days after a Change of Control (as defined in the Lock-up Agreement), it will not without the prior written consent of the Company convert any of the Series B Preferred Shares into common shares of the Company.
The Series B Preferred Shares (i) are convertible into the Company’s common shares at a conversion rate equal to $1.00 per share, plus accrued and unpaid dividends, divided by an amount equal to 0.85 multiplied by a 15-day volume weighted average price per common share prior to the date the conversion notice is provided (the “Conversion Rate”), subject to a conversion price floor of $0.80, (ii) after November 13, 2020, fixed, preferential, cumulative cash dividends at the rate of 8.0% of the Series B Preferred Shares subscription price per year, and (iii) carry a liquidation preference equal to the subscription price per Series B Preferred Share plus any accrued and unpaid dividends.
Series C Preferred Shares
On October 30, 2019, the directors of the Company passed a resolution authorizing the filing of articles of amendment to create a third series of preferred shares, being, an unlimited number of Series C Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. On November 6, 2019, the Company filed the Articles of Amendment to create the Series C Preferred Shares. Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series C Preferred Shares, each preferred share are convertible into our common shares, at a conversion rate in effect on the date of conversion. Overland, a related party and the sole shareholder of the Series C Preferred Shares, agreed that it would not exercise its conversion right with respect to its Series C Preferred Shares until the earlier of (i) October 31, 2020 and (ii) such time that we file for bankruptcy or an involuntary petition for bankruptcy is filed against us (unless such petition is dismissed or discharged within 30 days) provided that after such conversion the common shares issuable, together with the aggregate common shares held by Overland would not exceed 19.9% of the total number of outstanding common shares of the Company. At December 31, 2020, the Company has issued and outstanding 1,600,000 Series C Preferred Shares of the Company valued at $1.00 per share.
On October 31, 2020, the Company received notification requesting conversion of the Series C Preferred Shares held by Overland. On March 3, 2021, the Company converted 1,600,000 Series C Preferred Shares and issued two investors in the aggregate 1,440,000 common shares; (i) SBC Investments Ltd. (“SBC”) was issued 720,000 common shares, which Kathryn Fell is sole owner of SBC and has voting power over these common shares; and (ii) Tyrell Global Acquisitions Inc. (“Tyrell”) was issued 720,000 common shares, which Gordon McWilliams is sole owner of Tyrell and has voting power over these common shares.
Series D Preferred Shares
On May 6, 2020, the Company filed articles of amendment to create a fourth series of preferred shares, being, an unlimited number of Series D Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. The Series D Preferred Shares are convertible into our common shares, at a conversion price equal to $0.65, subject to certain anti-dilution adjustments. Each shareholder of the Series D Preferred Shares, may, at any time, convert all or any part of the Series D Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company.

On April 30, 2020, the Company entered into a Securities Purchase Agreement with two investors (the “Purchasers“) relating to the issuance and sale, in the aggregate, of 1,694,000 shares (the “Shares“) of the Company's subsequently established Series D Preferred Shares, no par value and warrants to purchase up to 1,694,000 common shares of the Company in a private placement transaction, in exchange for the assignment to the Company by the investors two convertible notes receivable in the name of Rainmaker held by the investors in an aggregate amount of $1.1 million. The warrants are exercisable at an exercise price equal to $0.92 per common share, subject to adjustments as provided under the terms of the warrants, and are exercisable for a five year period. The warrants include a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 5.0% of the issued and outstanding shares of the Company, calculated on a partially converted basis (i.e., assuming the conversion of all rights to receive common shares of the Company held by the warrant holder). The Series D Preferred Shares are convertible at the option of the holder, subject to certain conditions.
During the year ended December 31, 2020, the Company converted 785,000 shares of the Series D Preferred Shares and issued 785,000 common shares of the Company. In the first quarter of 2021, the Company converted 895,000 Series D Preferred Shares and issued 895,000 common shares of the Company.
Series E Preferred Shares
On September 17, 2020, the Company filed articles of amendment to create a fifth series of preferred shares, being, an unlimited number of Series E Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. The shareholder of the Series E Preferred Shares, may, at any time, convert all or any Series E Preferred Shares provided that the common shares issuable upon such conversion, together with all other common shares of the Company held by the shareholder in the aggregate, would not cause such shareholder’s ownership of the Company’s common shares to exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company.
Each Series E Preferred Share has a stated value of $1,000 and is convertible into the Company’s common shares at a conversion price equal to the lower of (i) 70% of the average of the three lowest volume weighted average prices of the common shares during the ten trading days immediately preceding, but not including, the conversion date and (ii) $2.00; however, in no event shall the conversion price be lower than $1.00 per share. The Series E Preferred Shares are non-voting and pay dividends at a rate of 8.0% per annum, payable quarterly.
On September 14, 2020, the Company entered into a Securities Purchase Agreement (“Westworld SPA”) with Westworld Financial Capital, LLC (“Westworld”), a beneficial owner, relating to the issuance and sale to the investor of 3,000 shares of the Company’s subsequently established Series E Preferred Shares in a private placement transaction for net proceeds of $2.7 million. On September 23, 2020, the Company entered into an amendment to the Westworld SPA. Under the amendment, Westworld and the Company agreed that to the extent Westworld converts any Series E Preferred Shares into common shares, such common shares shall be prohibited from being voted with respect to any proposal related to the transactions contemplated by the Westworld SPA, including any proposal seeking to obtain shareholder approval of the transactions contemplated by the Westworld SPA in accordance with Nasdaq rules.
On March 9, 2021, the Company and Westworld entered into an Amendment to the Westworld SPA and on March 23, 2021 the Company issued 250,000 common shares of the Company to Westworld for failure to file a timely registration statement required under the Westworld SPA. In addition, on March 9, 2021, the Company converted 300 Series E Preferred Shares and issued 197,798 common shares of the Company to Westworld.

Asset Acquisition
On August 3, 2020, Dale Allan Peters (“Peters”), as the beneficial shareholder of 101250 Investments Ltd. (“101 Invest”), a company existing under the laws of the Turks & Caicos Islands and a water partner of Rainmaker, entered into a Share Purchase Agreement (the “101 Invest Purchase Agreement”) with the Company. As a result of the 101 Invest Purchase Agreement, 101 Invest is a wholly-owned subsidiary of the Company. Under the terms of the 101 Invest Purchase Agreement, the Company issued 480,000 common shares at $3.25 per share to Greenfield Investments Ltd. for a purchase price of $1,560,000. The common shares contain a legend, either statutory or contractual, which will restrict the resale of the common shares for a period of six-months and one day from the closing date. In addition, the Company held back and retained 96,000 of the common shares for a six-month period from the closing date in support of any breaches of representations and warranties by Peters under the 101 Invest Purchase Agreement (the “Escrow Shares”). The Company released the Escrow Shares to Peters on or about February 10, 2021. 101 Invest has exclusive rights to deliver the Rainmaker water solution to three Turks and Caicos island communities - Plantation Hills, Blue Sky and Village Estates. The Company completed this transaction to assist in the deployment and expansion of its opportunities in the WaaS segment.
Discontinued Operations
In February 2018, the Company, Overland, and Silicon Valley Technology Partners, Inc. (formerly Silicon Valley Technology Partners LLC) (“SVTP”), a Delaware corporation established by Eric Kelly, the Company’s former Chief Executive Officer and Chairman of the Board of Directors, entered into a share purchase agreement (as amended by that certain First Amendment to Share Purchase Agreement dated August 21, 2018, and as further amended by that certain Second Amendment to Share Purchase Agreement dated November 1, 2018, the “Purchase Agreement”), pursuant to which the Company agreed to sell to SVTP all of the issued and outstanding shares of capital stock of Overland.
On November 13, 2018, pursuant the Purchase Agreement, the Company sold to SVTP all of the issued and outstanding shares of capital stock of Overland in consideration for (i) the issuance to the Company of shares of Series A Preferred Stock of SVTP representing 19.9% of the outstanding shares of capital stock of SVTP as of the closing with a value of $2.1 million, (ii) the release of the Company from outstanding debt obligations totaling $41.7 million assumed by SVTP, and (iii) $1.0 million in cash proceeds from SVTP.
In connection with the closing of the Purchase Agreement, we filed an articles of amendment to our articles of amalgamation setting forth the rights, privileges, restrictions and conditions of a new series of non-voting preferred shares of the Company (the “Series A Preferred Shares”) and entered into a Conversion Agreement, by and between the Company and FBC Holdings SARL (“FBC Holdings”), a related party, pursuant to which $6.5 million of the Company’s outstanding secured debt was converted into 6,500,000 Series A Preferred Shares, subsequently converted in 2019 to 6,500,000 Series B Preferred Shares which are outstanding at December 31, 2020.
Reverse Stock Split
On October 24, 2018, the Board of Directors of the Company authorized a share consolidation (also known as a reverse stock split) of the Company’s issued and outstanding common shares at a ratio of 1-for-8, which became effective on November 5, 2018. All share and per share amounts in the accompanying consolidated financial statements and the notes thereto have been restated for all periods to reflect the share consolidation.
Capital Expenditures
Our capital expenditures, excluding acquisitions, were minimal for fiscal 2020, 2019 and 2018, respectively. For further information on capital expenditures, see Note 4 to our consolidated financial statements included in Item 18 of this Annual Report.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http://www.sec.gov). Our internet address is www.sphere3d.com.

B. Business Overview
Sphere 3D provides solutions for stand-alone storage and technologies that converge the traditional silos of compute, storage and network into one integrated hyper-converged or converged solution. We provide enterprise storage management solutions, and the ability to connect to public cloud services such as Microsoft Azure for additional delivery options and hybrid cloud capabilities. Our integrated solutions include a patented portfolio for operating systems for storage, proprietary virtual desktop orchestration software, and proprietary application container software. Our software, combined with commodity x86 servers, or purpose-built appliances, deliver solutions designed to provide application mobility, security, data integrity and simplified management. These solutions can be deployed through a public, private or hybrid cloud and are delivered through a global reseller network and professional services organization. We have a portfolio of brands including SnapServer®, HVE ConneXions (“HVE”) and UCX ConneXions (“UCX”), dedicated to helping customers achieve their IT goals. In November 2018, we divested ourselves of Overland Storage, Inc. and its subsidiaries (“Overland”) and associated product portfolio for long term archive as well as the RDX® removable disk product portfolio. We undertook this divestiture in order to facilitate the significant reduction of secured debt and to allow us to focus greater resources to our converged and hyper-converged product portfolio.
Products and Service
Our product offerings consist of the following disk systems: (i) HVE Converged and Hyper-converged Infrastructure; (ii) G-Series Appliance and G-Series Cloud; and (iii) Open Virtual Format SnapServer® Network Attached Storage Solutions. In addition to our product offering, we provide on-site service and installation options, round-the-clock phone access to solution experts, and proof of concept and architectural design offerings. We are able to provide comprehensive technical assistance on a global scale.
The following table summarizes the sales mix of products and service (in thousands) for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
Disk systems	$2,347	$3,086	$6,108
Service	2,501	2,493	2,922
Total	$4,848	$5,579	$9,030
We divide our worldwide sales into three geographical regions: Americas; APAC, consisting of Asia Pacific countries; and EMEA consisting of Europe, the Middle East and Africa.
The following table summarizes net revenue by geographic area (in thousands) for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
Americas	$4,844	$5,023	$8,044
APAC	—	356	534
EMEA	4	200	452
Total	$4,848	$5,579	$9,030

Disk Systems
HVE Converged and Hyper-converged Infrastructure
In 2017, we acquired HVE, a technology provider of next generation converged and hyper-converged infrastructure dedicated to creating Manageable, Scalable, Reproducible, and Predictable (“MSRP”) solutions based on virtualization technologies running on high-performance, next generation platforms. HVE solutions are engineered, purpose-built converged and hyper-converged virtual workspace and server solutions that support a distributed architecture, scalable with predictable performances, and come bundled with continuous active monitoring. HVE product can include support for our Desktop Cloud Orchestrator™ (“DCO”) based on customer requirements.
•The HVE-STACK high density server provides the computer and storage appliance for the data center and is ideal for high performance computing, cloud computing and virtual desktop infrastructure (“VDI”). The modular design and swappable components include hard drives and power supplies intended to improve the efficiency of data center deployment.
•The HVE-VELOCITY High Availability Dual Enclosure storage area network (“SAN”) provides data reliability and integrity for optimal data storage, protection and recovery. It also provides a unified network attached storage (“NAS”) and SAN solution with thin provisioning, compression and deduplication. The HVE-VELOCITY platform is designed to eliminate single points of failure. The 12GSAS SSD design allows for faster access to data. It is optimized for mission-critical, enterprise-level storage applications.
•The HVE 3DGFX is a VDI solution that offers hardware and software technologies to provide an appliance that can handle from eight to up to 128 high demand users in a single 2U appliance. The HVE 3DGFX was designed and engineered as a purpose-built solution based upon the MSRP engineering approach.
G-Series Appliance and G-Series Cloud
The G-Series appliance powered by Glassware containerization technology is designed to simplify Windows application migration and to enable access from any device including Macintosh, Windows, iOS, Chrome OS, and Android. The G-Series appliance is optimized for simplicity, flexibility and scalability. Through Glassware, a Microsoft Windows® based container technology, organizations looking to migrate applications to the cloud can quickly deploy a solution for virtualizing 16-bit, 32-bit, or 64-bit applications with their native functionality intact. For the provisioning of a 16-bit application to the G-Series appliance, users will often require advanced technical skills to set-up the application, or can contract professional services from the Company, or one of our certified system integrators. End users can access the containerized applications from cloud-connected devices (iOS, Android or Windows), through a lightweight downloadable app or simply from a browser. The G-Series appliance is designed to eliminate the complex tasks of designing, implementing, and maintaining application hosting environments and provides improved application session density and scale when compared to traditional hypervisor-based virtualization solutions.
G-Series Cloud is an offering available through Microsoft Azure and was developed to provide a virtual appliance that can be deployed from the Azure Marketplace to eliminate the task of designing, implementing, and maintaining localized application-hosting environments and their related hardware. G-Series Cloud is pre-configured, can be deployed in minutes and provides for a billing model based on usage.

SnapServer® Network Attached Storage Solutions
Our SnapServer® solutions are a platform for primary or nearline storage, and deliver stability and integration with Windows®, UNIX/Linux, and Macintosh environments. For virtual servers and database applications, the SnapServer® family supports iSCSI block-level access with Microsoft VSS and VDS integration to simplify Windows management. For data protection, the SnapServer® family offers RAID protection, and snapshots for point-in-time data recovery. The SnapServer XSR Series™ products support DynamicRAID® and traditional RAID levels 0, 1, 5, 6, and 10. The Snap family of products, SnapCLOUD®, and SnapServer®, have integrated data mobility tools to enable customers to build private clouds for sharing and synchronizing data for anytime, anywhere access.
•The SnapServer® XSR40 is a 1U server that can be configured with up to four SATA III and SSD drives, and can scale to 400 TB of storage capacity by adding up to three SnapExpansion XSR™ enclosures.
•The SnapServer® XSR120 is a 2U server that can be configured with up to 12 SATA III, SAS and SSD drives, and can scale to 960 TB of storage capacity by adding up to seven SnapExpansion XSR™ enclosures.
Our GuardianOS® storage software is designed for the SnapServer® family of enterprise-grade NAS systems and delivers simplified data management and consolidation throughout distributed information technology environments by combining cross-platform file sharing with block-level data access on a single system. The flexibility and scalability of GuardianOS® assists with the cost of ownership of storage infrastructures for small and medium businesses to large Fortune 500 enterprises. In addition to a unified storage architecture, GuardianOS® offers highly differentiated data integrity and storage scalability through features such as DynamicRAID®, centralized storage management, and a comprehensive suite of data protection tools.
Our Snap Enterprise Data Replicator (“Snap EDR”) provides multi-directional WAN-optimized replication. Administrators can automatically replicate data between SnapServer®, Windows, and Linux systems for data distribution, data consolidation, and disaster recovery.
Service
Customer service and support are key elements of our strategy and critical components of our commitment in making enterprise-class support and services available to companies of all sizes. Our technical support staff is trained to assist our customers with deployment and compatibility for any combination of virtual desktop infrastructures, hardware platforms, operating systems and backup, data interchange and storage management software. Our application engineers are trained to assist with more complex customer issues. We maintain global toll-free service and support phone lines. Additionally, we also provide self-service and support through our website support portal and email.
Our service offerings provide for on-site service and installation options, round-the-clock phone access to solution experts, and proof of concept and architectural design offerings.
Discontinued Operations
The following product lines were part of the Overland divestiture completed in November 2018 and are not included in the above Product and Service disclosures.
•Disk Systems - RDX® Removable Disk Solutions
•Tape Automation Systems - NEO® Tape-Based Backup and Long-Term Archive Solutions
•Tape Drives and Media
Production
A significant number of our components and finished products are manufactured or assembled, in whole or in part, by a limited number of third parties. For certain products, we control the design process internally and then outsource the manufacturing and assembly in order to achieve lower production costs.

We purchase disk drives and chassis from outside suppliers. We carefully select suppliers based on their ability to provide quality parts and components which meet technical specifications and volume requirements. We actively monitor these suppliers but we are subject to substantial risks associated with the performance of our suppliers. For certain components, we qualify only a single source, which magnifies the risk of shortages and may decrease our ability to negotiate with that supplier. For a more detailed description of risks related to suppliers, see Item 3D. Risk Factors.
Sales and Distribution
•Reseller channel - Our reseller channel includes systems integrators, VARs and DMRs. Our resellers may package our products as part of complete application and desktop virtualization solutions data processing systems or with other storage devices to deliver complete enterprise information technology infrastructure solutions. Our resellers also recommend our products as replacement solutions when systems are upgraded, or bundle our products with storage management software specific to the end user’s system. We support the reseller channel through our dedicated sales representatives, engineers and technical support organizations.
•Cloud Marketplace - Since 2015, we have utilized the Microsoft Azure Cloud Marketplace as an additional channel for our cloud solutions to sell to end-users directly with the pay-per-use model, supported through the Microsoft Azure Cloud.
Patents and Proprietary Rights
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
Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of the U.S. or Canada. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar services or products. Any failure by us to adequately protect our intellectual property could have a material adverse effect on our business, operating results and financial condition. See Item 3D. Risk Factors under the section Risks Related to Intellectual Property.
Competitive Conditions
We believe that our products are unique and innovative and afford us various advantages in the market place; however, the market for information technology is highly competitive. Competitors vary in size from small start-ups to large multi-national corporations which may have substantially greater financial, research and development, and marketing resources. Competitive factors in these markets include performance, functionality, scalability, availability, interoperability, connectivity, time to market enhancements, and total cost of ownership. Barriers to entry vary from low, such as those in traditional disk-based backup products, to high, in virtualization software. The markets for all of our products are characterized by price competition and as such we may face price pressure for our products. For a more detailed description of competitive and other risks related to our business, see Item 3D. Risk Factors.
Governmental Regulations
The Company is subject to laws and regulations enforced by various regulatory agencies such as the U.S. Consumer Product Safety Commission and the U.S. Environmental Protection Agency. For a detailed description of the material effects of government regulations on the Company’s business, see “Our international operations are important to our business and involve unique risks related to financial, political, and economic conditions” and “We are subject to laws, regulations and similar requirements, changes to which may adversely affect our business and operations” see Item 3D. Risk Factors—Risks Related to Our Business.
C. Organizational Structure
The following sets forth the Company’s direct and indirect wholly-owned subsidiaries at December 31, 2020.

Name of subsidiary	Jurisdiction of Incorporation or Organization
Sphere 3D Inc.	Ontario, Canada
V3 Systems Holdings, Inc.	Delaware, United States
HVE Inc.	Delaware, United States
101250 Investments Ltd.	Turks & Caicos Islands
S3D Nevada Inc.	Nevada, United States
D. Property, Plant and Equipment
As of December 31, 2020, the Company conducts its main operating activities from its office at 100 Executive Court, Waxahachie, Texas. The Company believes that this facility is adequate to meet the Company’s needs for the immediate future and that, should it be needed, we will be able to secure additional space to accommodate the expansion of operations.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
The following table sets forth certain financial data as a percentage of net revenue:

	Year Ended December 31,
	2020	2019
Revenue	100.0%	100.0%
Cost of revenue	53.6	66.8
Gross profit	46.4	33.2
Operating expenses:
Sales and marketing	25.9	32.8
Research and development	24.8	36.8
General and administrative	112.9	70.4
Impairment of acquired intangible assets	5.9	1.3
	169.5	141.3
Loss from operations	(123.1)	(108.1)
Interest expense	(15.0)	(6.3)
Other income, net	18.9	37.6
Net loss before income taxes	(119.2)	(76.8)
Provision for income taxes	0.1	—
Net loss	(119.3)%	(76.8)%
 A summary of the sales mix by product follows (in thousands):

	Year Ended December 31,
	2020	2019	Change
Disk systems	$2,347	$3,086	(23.9)%
Service	2,501	2,493	0.3%
Total	$4,848	$5,579	(13.1)%

We divide our worldwide sales into three geographical regions: Americas; APAC, consisting of Asia Pacific countries; and EMEA consisting of Europe, the Middle East and Africa.
The following table summarizes net revenue by geographic area (in thousands):

	Year Ended December 31,
	2020	2019	Change
Americas	$4,844	$5,023	(3.6)%
APAC	—	356	(100.0)%
EMEA	4	200	(98.0)%
Total	$4,848	$5,579	(13.1)%
Results of Operations - Comparison of Years Ended December 31, 2020 and 2019
Revenue
We had revenue of $4.8 million during 2020 compared to $5.6 million during 2019. The $0.8 million decrease in net revenue is primarily a result of a decrease in product revenue of which $1.5 million was due to a decline in sales units for disk systems from our Snap product line, a $0.4 million decline in sales units for the HVE product line, offset by an increase of $1.2 million in virtualization technology. Overall, the decrease in revenue was primarily due to our limited liquidity which delayed shipments.
Gross Profit
Gross profit and margin were as follows (in thousands, unless otherwise noted):

	Year Ended December 31,
	2020	2019	Change
Gross profit	$2,249	$1,854	21.3%
Gross margin	46.4%	33.2%	13.2	pt
In 2020, the Company’s gross profit for product and margins increased due to the completion of the transition of its divestiture of Overland.
Operating Expenses
Sales and Marketing Expense
Sales and marketing expenses were $1.3 million and $1.8 million for the years ended December 31, 2020 and 2019, respectively. The decrease of $0.5 million was primarily due to a decrease of $0.4 million in employee and related expenses associated with a lower average headcount and a $0.2 million decrease in share-based compensation, offset by a $0.1 million increase in advertising expense.
Research and Development Expense
Research and development expenses were $1.2 million and $2.1 million for the years ended December 31, 2020 and 2019, respectively. The decrease of $0.9 million was primarily due to a decrease of $0.7 million in employee and related expenses associated with a lower average headcount and a $0.1 million decrease in outside contractors.

General and Administrative Expense
General and administrative expenses were $5.5 million and $3.9 million for the years ended December 31, 2020 and 2019, respectively. The increase of $1.6 million was primarily due to an increase of $2.0 million in outside contractor fees related to business advisory services and an increase of $0.2 million in legal and transaction costs primarily related to the Rainmaker transaction; offset by a decrease of $0.3 million in share-based compensation, a decrease of $0.2 million in provision for losses on accounts receivable, and a $0.1 million decrease in employee and related expenses.
Impairment of Acquired Intangible Assets
Impairment of acquired intangible assets were $286,000 and $70,000 for the years ended December 31, 2020 and 2019, respectively.
In 2020, primarily as a result of the Company’s change in revenue projection for its Snap product line, it was determined the carrying value of finite-lived intangible assets exceeded its estimated fair value. In measuring fair value, the Company used an excess of earnings approach. The Company compared the indicated fair value to the carrying value of its finite-lived assets, and as a result of the analysis, an impairment charge of $206,000 was recorded to developed technology for the year ended December 31, 2020.
In 2020 and 2019, primarily as a result of the Company’s change in revenue projection for its Snap product line, it was determined the carrying value of indefinite-lived intangible assets exceeded its estimated fair value. In measuring fair value, the Company used a relief-from-royalty approach. The Company compared the indicated fair value to the carrying value of its indefinite-lived assets, and as a result of the analysis, an impairment charge of $80,000 and $70,000 was recorded to indefinite-lived trade names for the years ended December 31, 2020 and 2019, respectively.
Non-Operating Expenses
Interest Expense
Interest expense was $0.7 million and $0.4 million for the years ended December 31, 2020 and 2019, respectively. The increase of $0.3 million was primarily related to amortization of debt costs incurred in 2020.
Other Income, Net.
Other income, net, in 2020 and 2019 was $0.9 million and $2.1 million, respectively. In 2020, the Company entered into agreements with two legal firms to extinguish certain accrued legal fees. The Company wrote off $0.8 million and recorded a gain on forgiveness of liabilities. In 2019, the Company entered into agreements with certain executives of the Company and the Company’s Board of Directors to extinguish certain accrued liabilities. The Company wrote off $1.7 million of outstanding liabilities and recorded a gain on forgiveness of liabilities. In addition, there was $0.6 million of payables written off, offset by $0.2 million for revaluation of subscription agreements.

B. Liquidity and Capital Resources
We have recurring losses from operations and a net working capital deficiency. Our primary source of cash flow is generated from sales of our disk automation systems. We have financed our operations through proceeds from private of equity securities and with borrowings under our line of credit. At December 31, 2020, we had cash from continuing operations of $0.5 million compared to cash of $0.1 million at December 31, 2019. As of December 31, 2020, we had a working capital deficit of $3.7 million, reflecting an increase in current assets of $0.1 million and a decrease in current liabilities of $0.8 million compared to December 31, 2019. The decrease in current liabilities was primarily related to a $3.6 million decrease in accounts payable and accrued liabilities related to the restructuring of incurred legal expenses converted into a $1.1 million note payable and forgiveness of $0.8 million. The remaining decrease was primarily related to a decrease in deferred revenue. Cash management and preservation continue to be a top priority. We expect to incur negative operating cash flows as we work to increase our sales volume and maintain operational efficiencies.
On February 3, 2021, the Company received loan proceeds in the amount of $447,400 (the “PPP Funds”) and entered into a loan agreement with Citizens National Bank of Texas pursuant to the CARES Act. The CARES Act was established in order to enable small businesses to pay employees during the economic slowdown caused by COVID-19 by providing forgivable loans to qualifying businesses for up to 2.5 times their average monthly payroll costs. The amount borrowed by the Company under the CARES Act is eligible to be forgiven provided that (a) the Company uses the PPP Funds during the eight to twenty-four week period after receipt thereof, and (b) the PPP Funds are only used to cover payroll costs (including benefits), and other allowed expenses. The amount of loan forgiveness will be reduced if, among other reasons, the Company does not maintain staffing or payroll levels. Principal and interest payments on any unforgiven portion of the PPP Loan will be deferred for 16 months and will accrue interest at a fixed annual rate of 1.0% and carry a five year maturity date.
On September 14, 2020, the Company entered into a Securities Purchase Agreement (“Westworld SPA”) with Westworld Financial Capital, LLC (“Westworld”), relating to the issuance and sale to the investor of 3,000 shares of the Company’s subsequently established Series E Preferred Shares in a private placement transaction, for gross proceeds of $3.0 million. On September 23, 2020, the Company entered into an amendment to the Westworld SPA. Under the amendment, Westworld and the Company agreed that to the extent the investor converts any Series E Preferred Shares into common shares, such common shares shall be prohibited from being voted with respect to any proposal related to the transactions contemplated by the Westworld SPA, including any proposal seeking to obtain shareholder approval of the transactions contemplated by the Westworld SPA in accordance with Nasdaq rules. The Company paid Torrington a business advisory fee of $240,000 related to this transaction.
On March 9, 2021, the Company and Westworld entered into an Amendment to the Westworld SPA and on March 23, 2021 the Company issued 250,000 common shares of the Company to Westworld for failure to file a timely registration statement required under the Westworld SPA. In addition, on March 9, 2021, the Company converted 300 Series E Preferred Shares and issued 197,798 common shares of the Company to Westworld.
On September 14, 2020, the Company entered into a Senior Secured Convertible Promissory Note with Rainmaker (the “Rainmaker Note”), pursuant to which the Company loaned Rainmaker the principal amount of $3.1 million comprised of: (a) a new advance of $1.85 million paid to Rainmaker on October 1, 2020, (b) the principal and any interest owing under existing promissory notes issued by Rainmaker to two investors on April 2, 2020 in the aggregate amount of $1.1 million, which indebtedness was assigned to the Company on May 4, 2020 (the “Assigned Notes”), and (c) a promissory note receivable in the amount of $150,000 issued to the Company on August 4, 2020 (the “Original Note”). The Assigned Notes and the Original Note are included in the principal amount of the Rainmaker Note and therefore, the Assigned Notes and the Original Notes are deemed cancelled. The Rainmaker Note shall be secured as a registered lien under the Uniform Commercial Code and the Personal Property Security Act (Ontario) against the assets of Rainmaker and bear interest at the rate of 10% per annum. The principal and interest accrue monthly and are due and payable in full to the Company on September 14, 2023.

On July 28, 2020, the Company entered into a Securities Purchase Agreement with Oasis Capital pursuant to which the Company received $500,000 and issued to Oasis (i) an 8.0% original issue discount promissory note payable, with a six month term and aggregate principal amount of $615,000, and (ii) 90,000 common shares of the Company at $3.37 per share. A business advisor earned a fee of $40,000 for facilitating the transaction.
On March 10, 2021, the Company and Oasis Capital entered into an Exchange Agreement under which Oasis Capital surrendered the Oasis promissory note dated July 28, 2020 in exchange for a new convertible promissory note issued to Oasis Capital with (i) a principal amount of $796,159, (ii) interest rate of 8.0% per annum, (iii) a 12 month maturity date, and (iv) convertible into common shares of the Company (the “Conversion Shares”). The conversion price is 90% of the lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading day period ending and including the trading day immediately preceding the delivery of the notice of conversion. The issuance of the Conversion Shares is subject to regulatory and NASDAQ approvals.
On May 15, 2020, the Company entered into an equity purchase agreement and registration rights agreement with Oasis Capital, to purchase from the Company up to $11.0 million common shares of the Company. Under the purchase agreement, the Company has the right to sell up to $11.0 million of its common shares to Oasis Capital over a 36-month period, upon satisfaction of the conditions in the Agreement, including the effectiveness of a resale registration statement filed on Form S-1. The Company will control the timing and amount of any sales to Oasis Capital, and Oasis Capital is obligated to make purchases in accordance with the purchase agreement, upon certain terms and conditions being met. The purchase agreement, which contains a floor price of $1.58 per common share, allows the Company to fund its needs in a more expedient and cost-effective manner, on the pricing terms set forth in the purchase agreement. The equity line is designed to provide capital to the company as it is required. During the year ended December 31, 2020, the Company issued 200,000 common shares to Oasis Capital for gross proceeds of $389,000 under the terms and conditions of the equity purchase agreement. Subsequent to December 31, 2020, the Company has issued 315,000 common shares to Oasis Capital for gross proceeds of $720,000 under the terms and conditions of the Oasis Capital equity purchase agreement.
On April 9, 2020, the Company received PPP Funds in the amount of $667,400 and entered into a loan agreement with Citizens National Bank of Texas pursuant to the CARES Act. The amount borrowed by the Company under the CARES Act is eligible to be forgiven provided that (a) the Company uses the PPP Funds during the eight to twenty-four week period after receipt thereof, and (b) the PPP Funds are only used to cover payroll costs (including benefits), and other allowed expenses. The amount of loan forgiveness will be reduced if, among other reasons, the Company does not maintain staffing or payroll levels. Principal and interest payments on any unforgiven portion of the PPP Funds (the “PPP Loan”) will be deferred for six months and accrue interest at a fixed annual rate of 1.0% and carry a two year maturity date.
On March 23, 2020, the Company entered into subscription agreements by and among the Company and the investors party thereto, including Torrington Financial Services Ltd (the “Advisor”), for the purchase and sale of 725 units (collectively, the “Units” and individually, a “Unit”) for aggregate gross proceeds of up to $725,000 (the “Offering”), with each Unit consisting of (a) a 6.0% convertible debenture in the principal amount of $1,000 convertible at $0.6495 per share into 1,540 common shares of the Company, and (b) a warrant to purchase 1,540 common shares of the Company exercisable at any time on or before the third year anniversary date at an exercise price of $0.60 per share. The warrant includes a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 5.0% of the issued and outstanding shares of the Company, calculated on a partially converted basis (i.e., assuming the conversion of all rights to receive common shares of the Company held by the warrant holder). In connection with the Offering and as compensation for the Advisor’s services, the Company issued to the Advisor convertible debentures equal to $58,000 and convertible into 89,320 common shares and with other terms also substantially the same as the investors. The Company received cash proceeds of $575,000 from the Offering, and a participant of the offering, a related party, paid directly $150,000 to a financial consultant for a prepayment of future services to the Company. The Company used the remaining proceeds from the Offering for general corporate and working capital purposes.

During the year ended December 31, 2020, the Company converted all of the outstanding convertible debenture balance of $783,000, including the Advisor fee, and issued, in the aggregate, 1,205,820 common shares of the Company, of which $408,000 of convertible debenture was held by related parties, and they were issued in the aggregate 628,320 common shares.
Management has projected that cash on hand may not be sufficient to allow the Company to continue operations beyond June 30, 2021 if we are unable to raise additional funding for operations. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds through equity or debt financings or other sources may depend on the financial success of our current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations and advance our growth initiatives, which could adversely impact our business, financial condition and results of operations.
Significant changes from the Company’s current forecasts, including but not limited to: (i) failure to comply with the terms and financial covenants in its debt facilities; (ii) shortfalls from projected sales levels; (iii) unexpected increases in product costs; (iv) increases in operating costs; (v) changes in the historical timing of collecting accounts receivable; and (vi) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occurs or the Company is unable to generate sufficient cash from operations or financing sources, the Company may be forced to liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or seek bankruptcy protection or be subject to an involuntary bankruptcy petition, any of, which would have a material adverse effect on the Company’s business, results of operations, financial position and liquidity.
As of December 31, 2020, our outstanding debt balance, including accrued interest, was as follows (in thousands):

	Maturity Date		Interest Rate	Amount Outstanding
Secured note payable	12/30/2020	(1)	1.68%	$1,121
Paycheck Protection Program Small Business Administration Loan (2)	4/9/2022		1.0%	$672
Oasis note payable, related party, net	1/28/2021	(3)	8.0%	$304
Line of credit	12/31/2020	(4)	6.5%	$406
________________
All debt and credit facilities are denominated in U.S. dollars. Our line of credit facility contains standard borrowing conditions and can be recalled by the lenders if certain conditions are not met.
(1) On August 27, 2020, the Company entered into a settlement agreement with O’Melveny & Myers LLP (“OMM”) pursuant to which the Company issued to OMM a secured promissory note (the “OMM Note”) in the aggregate principal amount of $1.1 million in satisfaction of certain accounts payable owed to OMM. The OMM Note bears interest at 1.68% per annum and matured on December 30, 2020. The Company’s obligations pursuant to the OMM Note are secured by substantially all of the Company’s assets. In 2020, the Company recorded a gain on forgiveness of liabilities in the amount of $594,000 which is included in other income.
On April 2, 2021, the Company and OMM entered into a Fee Agreement stating the OMM Note maturity date was extended to the earlier of (i) June 24, 2021, and (ii) the date that is five days following the first closing by the Company of its issuance and sale of debt or equity securities in a public offering or private placement transaction (such earlier date, the “Extension Date”). An extension fee in the amount of $118,000 is payable on or before the Extension Date and is included in accrued liabilities at December 31, 2020. If the OMM Note is not paid in full, including the extension fee, on the Extension Date an additional fee of $472,000 is due and payable on demand.
(2) On October 5, 2020, the Company submitted the Paycheck Protection Program (“PPP”) Loan forgiveness application, which is pending approval by the Lender. In accordance with the terms and conditions of the Flexibility Act, the Lender has 60 days from receipt of the completed application to issue a decision to the SBA. If the Lender determines that the borrower is entitled to forgiveness of some or all of the amount applied for under the statue and applicable regulations, the Lender must request payment from the SBA at the time the Lender issues its decision to the SBA. The SBA will, subject to any SBA review of the loan or loan application, remit the appropriate forgiveness amount to the Lender, plus any interest accrued through the date of payment, not later than 90 days after the Lender issues its decision to the SBA. Although the Company believes it is probable that the PPP Loan will be forgiven, the Company cannot currently provide any objective assurance that it will obtain forgiveness in whole or in part.
(3) On March 10, 2021, the Company and Oasis Capital entered into an Exchange Agreement under which Oasis Capital surrendered the Oasis promissory note dated July 28, 2020 in exchange for a new convertible promissory note issued to Oasis Capital with (i) a principal amount of $796,159, (ii) interest rate of 8.0% per annum, (iii) a 12 month maturity date, and (iv) convertible into common shares of the Company (the “Conversion Shares”). The conversion price is 90% of the lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading day period ending and including the trading day immediately preceding the delivery of the notice of conversion. The issuance of the Conversion Shares is subject to regulatory and NASDAQ approvals.
(4) On March 17, 2021, the line of credit term was extended to August 31, 2021.
The following table shows a summary of our cash flows (used in) provided by operating activities, investing activities and financing activities (in thousands):

	Year Ended December 31,
	2020	2019
Net cash used in operating activities	$(2,582)	$(1,813)
Net cash used in investing activities	$(2,000)	$—
Net cash provided by financing activities	$4,896	$1,621
The use of cash during 2020 was primarily a result of our net loss of $5.8 million offset by $1.0 million in non-cash items, which included in the aggregate $1.8 million of depreciation and amortization, debt issuance costs, impairment of acquired intangible assets, and provision for losses on accounts receivable, offset by a gain of $0.8 million in forgiveness of liabilities.
During 2020, we entered into a promissory note receivable with Rainmaker $2.0 million.
During 2020, we received $2.7 million from the issuance of preferred shares, $1.5 million, net, from issuance of notes payable, related-party notes payable and our line of credit, $0.5 million from the issuance of common shares and exercise of warrants and $0.1 million from the exercise of stock options. During 2019, we received $0.7 million, from the issuance of common shares, $0.5 million from related party notes payable and $0.4 million, net, from our line of credit.

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
D. Trend Information
The Company has experienced unstable demand in disk systems and fluctuates based upon the timing of opportunities and cost of the product. Production has decreased with sales of disk based products and associated inventory levels have remained relatively stable.
For additional discussion of the trends that affect the Company’s business and financial condition and results of operations, see “History and Development of the Company,” “Operating Results,” “Risk Factors” and “Liquidity and Capital Resources.”
E. Off-Balance Sheet Information
During the ordinary course of business, we may provide standby letters of credit to third parties as required for certain transactions initiated by us. As of December 31, 2020, we had no standby letters of credit outstanding.
F. Tabular Disclosure of Contractual Obligations
The following schedule summarizes our contractual obligations to make future payments at December 31, 2020 (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Line of credit	406	406	—	—	—
Secured promissory note payable	1,121	1,121	—	—	—
PPP Small Business Administration Loan	672	—	672	—	—
Note payable related party, net	304	304	—	—	—
Total contractual obligations	$2,503	$1,831	$672	$—	$—
G. Safe Harbor
See “Forward-Looking Information”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information with respect to each of the directors and officers of the Company.

Name	Age	Director Since	Position with Sphere 3D
Cheemin Bo-Linn(1)(2)(3)(4)	67	April 17, 2017	Director
Vivekanand Mahadevan(1)(2)(3)(4)	67	December 1, 2014	Director
Duncan J. McEwan(1)(2)(3)(4)	67	May 10, 2017	Director
Peter Tassiopoulos	52	March 7, 2014	Chief Executive Officer and Director
Kurt L. Kalbfleisch	55	N/A	Senior Vice President and Chief Financial Officer
Joseph O’Daniel	50	N/A	President
_______________
(1)Independent director. See “Audit Committee - Audit Committee Composition”.
(2)Member of Audit Committee.
(3)Member of Compensation Committee.
(4)Member of the Nominating and Governance Committee.
Dr. Cheemin Bo-Linn, Director
Dr. Bo-Linn is the Chief Executive Officer of Peritus Partners Inc., a global analytics and valuation accelerator company which provides strategy and operations expertise in information technology, cybersecurity resolution, financial structures, and digital marketing for various companies and has held this position since January 2013. From September 2010 to November 2012, Dr. Bo-Linn was Chief Marketing Officer and Chief Revenue Officer at NetLine Corporation, an internet digital content syndication network and mobile applications company. Prior to NetLine Corporation, Dr. Bo-Linn held a number of senior executive roles including at IBM as Vice-President, and other roles with responsibilities ranging from strategy to finance, investments, marketing and sales, across storage, software, consumer products, and consulting services. Dr. Bo-Linn presently serves as a member of the board of directors of Blackline Safety Corp., a public company and global leader in connected worker technologies and gas detection, as well as, BMC Stock Holdings Inc., a public company and a leading manufacturer, distributor and e-commerce platform for diversified building materials and solutions. Dr. Bo-Linn was previously elected as board of director of multiple private and midcap public companies in e-commerce retail, telecommunications, SaaS software, marketing, and clean energy including serving as the Audit Chair on two public company’s board of directors. Dr. Bo-Linn holds a Doctorate of Education in “Computer-based Management Information Systems and Organizational Change” from the University of Houston.
Vivekanand Mahadevan, Director
Mr. Mahadevan has been the Chief Executive Officer of Buurst, Inc., a data performance company, since November 2020. Mr. Mahadevan has also been the Chief Executive Officer of Dev Solutions, Inc., a consulting firm that helps technology startups build next-generation market leaders in data analytics, security, storage and cloud markets since March 2012. Mr. Mahadevan was the Chief Strategy Officer for NetApp, Inc., a supplier of enterprise storage and data management software and hardware products and services, from November 2010 until February 2012. Prior to that time served as Vice President of Marketing for LSI Corporation, an electronics company that designs semiconductors and software that accelerate storage and networking, from January 2009 to September 2010. Prior to LSI Corporation, he was Chief Executive Officer of Deeya Energy, Inc., and has also held senior management positions with leading storage and systems management companies including BMC Software, Compaq, Ivita, and Maxxan Systems. Mr. Mahadevan previously served as a member of the Board of Directors of Violin Memory, Inc. Mr. Mahadevan holds an M.B.A. in Marketing and MS in Engineering from the University of Iowa as well a degree in Mechanical Engineering from the Indian Institute of Technology.

Duncan J. McEwan, Director
Mr. McEwan is a corporate director, formerly president of Diligent Inc., a consulting company he founded in 1991 specializing in M&A and strategic advice for technology-based clients. Mr. McEwan was Executive Vice President and Chief Strategy Officer of Call-Net Enterprises Inc., a provider of long-distance telephone services until it merged into Rogers Communication Inc. (2004-2005); President and Chief Operating Officer of Sprint Canada Inc., an integrated, national telecommunications provider (2001-2004); Chief Executive Officer of Northpoint Canada Communications, a provider of high-speed data and Internet (DSL) lines (2000-2001); Vice President of Business Development of Canadian Satellite Communications (“Cancom”) (1996-1998); and President and Chief Executive Officer of Cancom (1998-2000). Mr. McEwan has been Chairman of the Board of Geminare, Inc. since 2010, an emerging global leader in business continuity and cloud-based software systems and has previously served on a number of other public and private company boards. Mr. McEwan is a graduate of the University of Toronto.
Peter Tassiopoulos Chief Executive Officer and Director
Mr. Tassiopoulos has served as the Chief Executive Officer of the Company since November 14, 2018. Mr. Tassiopoulos served as President of the Company from December 1, 2014 until his appointment to Chief Executive Officer. Mr. Tassiopoulos previously served as the Chief Executive Officer of the Company from March 2013 until December 1, 2014. Mr. Tassiopoulos has extensive experience in information technology business development and global sales as well as leading early-stage technology companies. He was also actively involved as a business consultant prior to his tenure with the Company, including acting as Chief Operating Officer and then Chief Executive Officer of BioSign Technologies Inc. from September 2009 to April 2011 and Chief Executive Officer of IgeaCare Systems Inc. from February 2003 to December 2008.
Kurt L. Kalbfleisch, Senior Vice President and Chief Financial Officer
Mr. Kalbfleisch has served as Senior Vice President and Chief Financial Officer of the Company since December 1, 2014, and is now serving in these positions in an interim role since the Overland divestiture on November 13, 2018 while the Company looks for his replacement. In November 2018, the Company entered into a transition services agreement with Overland, under which Mr. Kalbfleisch is providing ongoing services to the Company as its interim chief financial officer. Mr. Kalbfleisch has served as Overland's Senior Vice President since June 2012, Chief Financial Officer since February 2008, and Secretary since October 2009. Prior to that, he served as Overland's Vice President of Finance from July 2007 to June 2012. Mr. Kalbfleisch also serves on the board of Paladin Group.
Joseph L. O’Daniel, President
Mr. O’Daniel has served as President of the Company since November 14, 2018. Since January 2017, Mr. O’Daniel, served as a Vice President and President of Virtualization and Professional Services for the Company. He previously served as president and chief executive officer of Unified ConneXions, Inc. from 2001 and as founder of HVE ConneXions, LLC from April 2013 until their acquisitions by the Company in January 2017. Mr. O’Daniel has extensive experience in the virtualization and technology industry and in executive leadership positions.

B. Compensation
The following discussion and analysis describes the compensation provided to the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) for fiscal 2020 as well as each of the three other most highly compensated executive officers of the Company. For purposes of this Statement of Executive Compensation, the Company’s named executive officers (the “NEOs”) are determined under rules prescribed by the U.S. Securities and Exchange Commission and generally include: (1) each individual who, at any time during the year, served as the Company’s chief executive officer or chief financial officer, (2) up to three other individuals serving as executive officers on the last day of the year, and (3) up to two other individuals who served as executive officers during the year and are not serving as executive officers on the last day of the year.
Executive Officer Compensation
Our executive compensation programs are determined by the Compensation Committee, within the scope of the authority delegated to it by our Board of Directors and subject to applicable law. The goals of our program are to attract and retain highly qualified and experienced executives and to provide compensation opportunities that are linked to corporate and individual performance. Decisions by the Compensation Committee on our executive compensation programs are subjective and the result of its business judgment, which is informed by the experiences of its members. The named executive officers do not have any role in determining their own compensation, although the Compensation Committee does consider the recommendations of the Chief Executive Officer in setting compensation levels for the named executive officers other than himself. The primary components of our executive compensation program are base salary, performance bonuses and long-term equity incentive awards. As described in more detail below, the Board approved certain changes to our executive compensation program in December 2017, including certain severance arrangements and those described under “Stay Bonus Agreements” and “Sale Bonus Plan”. As noted above, the benefits that may be payable under these arrangements in connection with the Overland Divestiture have been under negotiation with the named executive officers and to the extent paid are described below.
Base Salaries. Base salaries are primarily intended to attract and retain highly qualified executives by providing them with fixed, predictable levels of compensation. The named executive officers’ salary levels are specified in their employment agreements (other than for Mr. O’Daniel who is not a party to an employment agreement with the Company) and are subject to periodic review and adjustment by the Compensation Committee.
Performance Bonuses. The Compensation Committee did not approve a bonus plan for fiscal 2020.
Long-Term Equity Incentive Awards. Long-term equity incentives are intended to align the named executive officers’ interests with those of our shareholders as the ultimate value of these awards depends on the value of the Company’s shares. The Company has historically granted equity awards in the form of stock options with an exercise price that is equal to the per-share closing price of our common shares on the grant date. In recent years, restricted stock units have also been granted as provided for under the Company’s 2015 Plan. The Compensation Committee believes that stock options are an effective vehicle for aligning the interests of our executives with those of our shareholders as the executive will only realize value on their options if the share price increases during the period between the grant date and the date the stock option is exercised. The stock options and restricted stock units function as a retention incentive for the named executive officers as they typically vest over a multi-year period following the date of grant. Restricted stock units, which are payable in our common shares, also link the interests of the award recipient with those of our shareholders as the potential value of the award is directly linked to the value of our common shares. The named executive officers’ equity awards are subject to accelerated vesting in certain circumstances under their agreements with the Company described below. There were no equity awards granted in fiscal 2020 and all outstanding equity awards are fully vested.

Summary Compensation Table
The following table sets forth the compensation for services rendered by the NEOs for the fiscal year ended December 31, 2020. Our NEOs did not receive any share-based awards or non-equity incentive plan compensation for the fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation(1) ($)	Total Compensation ($)

Peter Tassiopoulos(2)	2020	229,630	—	—	4,712	234,342
Chief Executive Officer						—
Kurt L. Kalbfleisch(3)	2020	73,077	—	—	—	73,077
Senior Vice President and Chief Financial Officer						—
Joseph L. O’Daniel	2020	200,000	—	—	4,280	204,280
President						—
_______________
(1)The amounts shown in the “All Other Compensation” column reflect amounts we paid on each named executive officers’ behalf for health insurance and life insurance premiums and certain out-of-pocket medical expenses, unless otherwise footnoted.
(2)The dollar amounts reported for Mr. Tassiopoulos in the above table are presented after conversion from Canadian dollars to U.S. dollars. For 2020, the average U.S. dollar to Canadian dollar conversion rate in effect was 1.35.
(3)Since the Overland Divestiture in November 2018, Mr. Kalbfleisch serves as the Company’s Senior Vice President and Chief Financial Officer pursuant to a transition services agreement with Overland. In April 2020, the Company began supplementing Mr. Kalbfleisch’s salary under the Transition Services Agreement in an amount equal to $100,000 per year.
Employment, Severance and Change in Control Agreements
Peter Tassiopoulos. In December 2017, the Board approved certain compensation arrangements for Mr. Tassiopoulos. Pursuant to these arrangements, if Mr. Tassiopoulos’ employment continued through a change in control of the Company (or if his employment is terminated by the Company without cause or he resigns for good reason (as such terms are defined in the agreement) prior to the change in control), he was entitled to receive a lump sum payment of $400,000, and his outstanding and unvested equity-based awards granted by the Company will fully accelerate. In addition, if at any time his employment is terminated by the Company without cause or he resigns for good reason, he would be entitled to receive an amount equal to the estimated premiums he would be required to pay to continue health insurance coverage under our insurance plans for himself and his eligible dependents under COBRA for 12 months following the date of his termination. The benefits described above were contingent upon Mr. Tassiopoulos providing us with a general release of all claims and the entry into a settlement and release agreement by Mr. Tassiopoulos with respect to his prior bonus and severance arrangements with the Company.
As a result of the Overland Divestiture, Mr. Tassiopoulos ceased to be employed as President of the Company on November 13, 2018, and as a result of such change of control transaction, he was entitled to receive payment in the amount of $400,000 from the Company (the “Change of Control Payment”). Mr. Tassiopoulos has served as the Company’s Chief Executive Officer since November 14, 2018. In August 2019, Mr. Tassiopoulos waived his entitlement to receive the Change of Control Payment and agreed to restructure such payment entitlement on the terms set forth in a new employment agreement with the Company. In August 2019, we entered into an employment agreement with Mr. Tassiopoulos (the “Employment Agreement”). The Employment Agreement provides for Mr. Tassiopoulos to earn an annual base salary of CAD$310,000, which has been his base salary since his appointment as Chief Executive Officer on November 14, 2018. Mr. Tassiopoulos will also be eligible to receive bonuses and to participate in the Company’s various stock and other retention compensation plans as determined by our Board of Directors. In addition, Mr. Tassiopoulos will be entitled to a financing bonus (the “M&A Fee”) equal to 3% of the total value of any transaction relating to the purchase of all of the shares or all or substantially all the assets of the Corporation that is completed during Mr. Tassiopoulos’ tenure with the Company and for a period of six months following his ceasing to be an executive of the Company, unless he is terminated by the Company for cause. The Employment Agreement also provides that if we terminate Mr. Tassiopoulos’ employment without cause or for good reason (including a change in control of the Company), then we will be obligated to pay him the Change of Control Payment and the M&A Payment. In addition, the Company shall provide Mr. Tassiopoulos with any pro-rated bonus or other incentives as of the date of termination. These severance benefits shall be paid in a lump sum within 30 days of his termination. If we terminate his employment for good reason, all options or awards issued to Mr. Tassiopoulos shall automatically vest on the date of termination. The Employment Agreement has an indefinite term.
Kurt L. Kalbfleisch. Since November 2018, Mr. Kalbfleisch has served as the Company’s Chief Financial Officer under a Transition Services Agreement with Overland. As a result of the Overland Divestiture, Mr. Kalbfleisch ceased to be employed by the Company on November 13, 2018, and as a result of such change of control transaction, Mr. Kalbfleisch was entitled to receive payment in the amount of $360,000 (reduced from the original entitlement of $450,000), from the Company and certain other health benefits (the “COC Payment”) pursuant to an employment agreement with the Company in effect at the time of the Overland Divestiture. In August 2019, we entered into a change of control agreement with Mr. Kalbfleisch (the “COC Agreement”) which provides that if Mr. Kalbfleisch is providing services to the Company at the time of a change of control of the Company, Mr. Kalbfleisch shall be entitled, in his sole discretion, to provide written notice to the Company at any time within 30 days of receiving written notice of such event, to receive the COC Payment. The COC Agreement also provides that if (i) the Company terminates Mr. Kalbfleisch’s services without cause or Mr. Kalbfleisch terminates his services with the Company for good reason or (ii) Mr. Kalbfleisch becomes unable to provide services to the Company, either due to prolonged sickness, permanent disability or death, the Company shall pay Mr. Kalbfleisch the COC Payment. In April 2020, the Company began supplementing Mr. Kalbfleisch’s salary under the Transition Services Agreement in an amount equal to $100,000 per year.
Joseph L. O’Daniel. Mr. O’Daniel, who became our President in November 2018, is an at-will employee and his employment may be terminated by us for any reason, with or without notice. Mr. O’Daniel currently earns an annual salary of $200,000 per year and is eligible to receive an annual bonus based upon the achievement of financial and management objectives reasonably established by our Board of Directors or an authorized committee of our Board of Directors. His annual bonus target is 100% of the greater of $200,000 or his base salary as of the end of the applicable fiscal quarter or year in which the bonus is earned. Upon his joining us in January 2017, we entered into an offer letter with Mr. O’Daniel that provided for him to be paid a retention bonus in the amount of $700,442 if he continued employment with us through January 12, 2018. In February 2018, Mr. O’Daniel received an award of fully vested common shares valued at $181,284 in lieu of cash for a portion of the retention bonus. In September 2019, the Company and Mr. O’Daniel entered into a retention agreement (the “Retention Agreement”) with respect to the outstanding portion of the retention bonus (“Outstanding Retention Bonus”). Under the Retention Agreement, in the event of a change of control of the Company and provided no payment has been made under (i), (ii) or (iii) below, Mr. O’Daniel shall be entitled, in his sole discretion, to provide written notice to the Company at any time within 30 days of such event, to receive an amount equal to the Outstanding Retention Bonus. The Retention Agreement also provides that Mr. O’Daniel shall be entitled to the Outstanding Retention Bonus if (i) he becomes unable to provide services to the Company, either due to prolonged sickness, permanent disability or death, or (ii) the Company terminates him without cause, or (iii) he resigns his employment for good reason.
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

A total of 2,042,578 common shares are authorized for issuance with respect to awards granted under the 2015 Plan (not including shares subject to terminated awards under our Second Amended and Restated Stock Option Plan that become available for issuance under the 2015 Plan). In addition, the share limit automatically increases on the first trading day in January of each calendar year during the term of the 2015 Plan (commencing with January 2020) by an amount equal to the lesser of (i) ten percent (10%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the Board. Awards under the 2015 Plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock, stock units and other forms of awards including cash awards. Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.
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
Outstanding Equity Awards at 2020 Fiscal Year-End
The following table provides information about the current holdings of stock and option awards by our named executive officers at December 31, 2020. Our NEO’s did not hold any equity awards at December 31, 2020.

Name		Option-based Awards
	Grant Date	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date
		Exercisable	Unexercisable
Peter Tassiopoulos	9/16/2013	500	—	422.05	(1)	9/15/2023
Kurt L. Kalbfleisch	8/26/2015	500	—	542.00		8/26/2021
_______________
(1)The exercise price reported for Mr. Tassiopoulos in the table above is presented after conversion from Canadian dollars to U.S. dollars based on an exchange rate of 1.27 Canadian dollars to one U.S. dollar on December 31, 2020.

Incentive Awards - Value Vested During the Year
The NEOs did not hold any stock awards during fiscal year 2020. No options were exercised by our NEOs during fiscal year 2020.
Compensation of Directors
The following table provides compensation information for the members of our Board of Directors during 2020 who were not employed by us or any of our subsidiaries (“non-employee directors”). Peter Tassiopoulos is a NEO who also served on the Board of Directors during 2020. The 2020 compensation information for Mr. Tassiopoulos is presented in the Summary Compensation Table above and he was not entitled to any additional compensation for his service on the Board during fiscal 2020.

Name	Fees Earned ($)	Stock Awards(1) ($)	All Other Compensation ($)	Total ($)
Cheemin Bo-Linn	50,000	—	—	50,000
Vivekanand Mahadevan	50,000	—	—	50,000
Duncan McEwan	40,000	—	—	40,000
_______________
(1)At the end of fiscal 2020, our non-employee directors did not have any outstanding equity awards.
The non-employee board members earn $10,000 per quarter for their service on the Board except that the Chair of the Audit Committee and the Lead Board member earn $12,500 per quarter for their service on the Board (“Quarterly Payment”). The Board retains complete discretion to adopt or modify our programs for providing cash and/or equity-based compensation to our non-employee directors as it deems appropriate from time to time.
As of June 30, 2019, the Company owed our non-employee directors, an aggregate amount of $370,000 for directorship services (the “Outstanding Board Fees”). In August 2019, the Company entered into a change of control agreement with each of its non-employee directors (the “COC Agreements”). The COC Agreements provide that in the event of a change of control of the Company and provided no payment has been made under (i) or (ii) below, the Board Member shall be entitled, in their sole discretion, to provide written notice to the Company at any time within 30 days of such event, to receive an amount equal to the Outstanding Board Fees due them. The COC Agreements also provide that the Board Member shall be entitled to the Outstanding Board Fees due them if (i) the Board Member becomes unable to serve on the board of directors of the Company, either due to prolonged sickness, permanent disability or death or (ii) is not reappointed as a member of the board at a duly convened meeting of its shareholders.
C. Board Practices
The term of office of each director expires at the next annual general meeting of the Shareholders. Neither the Company, nor any of its subsidiaries, have entered into any service contracts with their non-employee directors providing for benefits upon termination of employment. See “Employment, Severance and Change in Control Agreements” above for a description of the termination benefits for Peter Tassiopoulos.
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
The members of the Company’s Audit Committee are:

Cheemin Bo-Linn (Chair)	Independent(1)	Financially Literate(2)
Vivekanand Mahadevan	Independent(1)	Financially Literate(2)
Duncan J. McEwan	Independent(1)	Financially Literate(2)
________________
(1)A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the board of directors, reasonably interfere with the exercise of a member’s independent judgment.
(2)An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
Compensation Committee
The Compensation Committee acts on behalf of the Board in matters pertaining to the appointment, compensation, benefits and termination of members of the senior management team. The Compensation Committee reviews the goals and objectives relevant to the compensation of the senior management team, as well as the annual salary, bonus, pension, severance and termination arrangements and other benefits, direct and indirect, of the senior management team, and makes recommendations to the Board and/or management, as appropriate. The members of the Compensation Committee are Duncan J. McEwan (Chair), Cheemin Bo-Linn, and Vivekanand Mahadevan.
Nominating and Governance Committee
The Corporate Governance and Nominating Committee assists the Board in carrying out its responsibilities by reviewing corporate governance and nomination issues and making recommendations to the Board as appropriate. The Nominating and Governance Committee is responsible for identifying individuals qualified to become directors, recommending to the Board proposed nominees for election to the Board, and overseeing the Board’s overall approach to governance, Board processes and leadership. In identifying potential Board members, the Nominating and Governance Committee considers, among other things, the competencies and skills the Board as a whole should possess, criteria for candidates after considering the competencies and skills of existing directors, and the competencies and skills of each potential new nominee. The members of the Nominating and Governance Committee are Vivekanand Mahadevan (Chair), Cheemin Bo-Linn and Duncan J. McEwan
D. Employees
The Company had 32, 28 and 41 employees at December 31, 2020, 2019 and 2018, respectively.

E. Share Ownership
The following table sets forth certain information concerning the direct and beneficial ownership of common shares at April 1, 2021 by each director, each NEO, and all directors and officers of the Company as a group. Each common share entitles its holder to one vote. There are no arrangements involving employee ownership of capital of the Company besides the grant of options or other awards under the Company’s 2008 Plan or 2015 Plan. On April 1, 2021, outstanding were 11,780,684 common shares.

Name	Number of Common Shares		Beneficial Ownership
Peter Tassiopoulos	1,000	(1)	*
Kurt L. Kalbfleisch	18,885	(1)	*
Joseph L. O’Daniel	10,625		*
Cheemin Bo-Linn	4,544		*
Duncan McEwan	3,596		*
Vivekanand Mahadevan	3,185		*
All officers and directors as a group	41,835	(2)	*
_______________
* less than 1%
(1)These shares include the right to acquire shares upon exercise of 500 stock options.
(2)These shares include the right to acquire shares upon exercise of 1,000 stock options beneficially owned by our NEOs.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our common shares as of April 1, 2021 by each person known to us to beneficially own, directly or indirectly, or exercise control or discretion over, voting securities carrying more than 5% of voting rights attached to the common shares.

Name	Type of Ownership (direct, indirect)	Number of Common Shares(1)		Beneficial Ownership(2)
FBC Holdings SARL	Direct	1,307,000	(3)	9.99%
Oasis Capital, LLC	Direct	1,263,545	(4)	9.99%
SBC Investments Ltd.	Direct	720,000	(5)	6.1%
Tyrell Global Acquisition Inc.	Direct	720,000	(6)	6.1%
_______________
(1)These amounts include common shares, which could be acquired upon exercise of outstanding convertible securities within 60 days.
(2)Based on 11,780,684 shares outstanding on April 1, 2021.
(3)The address for FBC Holdings SARL (“FBC Holdings”) is 6 rue Dicks, Luxembourg L-1417. These shares represent the common shares underlying the Series B Preferred Shares. FBC Holdings may be deemed the holder of the Series B Preferred Shares (and therefore the common shares underlying the Series B Preferred Shares). FBC Holdings has the right to acquire these common shares upon conversion of its Series B Preferred Shares, representing approximately 9.99% of all issued and outstanding common shares of the Company as at April 1, 2021, calculated on a partially diluted basis assuming the exercise of the convertible securities of the Company beneficially owned by FBC Holdings. FBC Holdings is a wholly owned subsidiary of certain funds advised and managed by Cyrus Capital Partners L.P ("Cyrus") each of which are private investment funds engaged in the business of acquiring, holding and disposing of investments in various companies. Cyrus is a manager of FBC Holdings and the investment manager of each private fund holding an interest in FBC Holdings. Cyrus Capital Partners GP, LLC (“Cyrus GP”) is the general partner of Cyrus. Stephen Freidheim is the sole member and manager of Cyrus GP and Chief Investment Officer of Cyrus and has full voting and disposition power over the common shares held by FBC Holdings.
(4)The address for Oasis Capital is 208 Ponce de Leon Ave, Ste 1600, San Juan, Puerto Rico 00918. These shares include 394,545 common shares of the Company owned by Oasis Capital and 869,000 common shares of the Company deemed to be owned by Oasis Capital, under the Equity Purchase Agreement between the Company and Oasis Capital dated May 15, 2020, which gives Oasis Capital the right to own an aggregate number of shares of the Company in an amount up to 9.99% of common shares then outstanding, calculated on a partially diluted basis assuming the purchase of the common shares of the Company by Oasis Capital. Adam Long is the managing member of Oasis Capital and has sole voting and investment power over these securities.
(5)The address for SBC Investments Ltd. (“SBC”) is 103 Gloucester Ave., Oakville, ON L6J 3W3. Kathryn Fell is the sole owner, a Director, and the President of SBC and has voting and investment power over these securities.
(6)The address for Tyrell Global Acquisitions Inc. (“Tyrell”) is 235 Victoria Avenue North Lindsay, Ontario K9V 6C9. Gordon McWilliams is sole owner and a Director of Tyrell and has voting and investment power over these securities.
There are no limitations on the rights to own Sphere 3D’s securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on Sphere 3D’s common shares imposed by Canadian law or by the charter or other constituent document of the company. As of April 1, 2021, approximately 32.5% of the common shares were held by residents of the U.S. and there were 12 holders of record in the U.S. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B. Related Party Transactions
Related parties of the Company include the Company’s directors, key management personnel and persons that beneficially own, control or direct, directly or indirectly, more than 10% of the voting securities of the Company. Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. There were no transactions between the Company and such related parties for the period from the beginning of the Company’s last full fiscal year up to April 8, 2021 that were material to the Company or such related party, except for the following:
Series D Preferred Shares. During the year ended December 31, 2020, the Company converted 785,000 shares of the Series D Preferred Shares and issued 785,000 common shares of the Company. As a result of the conversion, one of the Purchasers, Gora Consulting Corp. (“Gora”) is classified as a related party of the Company. Gora participated in the Securities Purchase Agreement by acquiring 847,000 Shares and warrants to purchase 847,000 common shares, in exchange for the assignment to the Company certain promissory notes receivable held by Gora in an aggregate amount of $550,000. During the year ended December 31, 2020, Gora converted 485,000 Series D Preferred Shares and was issued 485,000 common shares of the Company. In addition, on April 21, 2020, the sole owner of Gora entered into a share purchase agreement with an employee of the Company and acquired 211,745 common shares of the Company.
In the first quarter of 2021, the Company converted 895,000 Series D Preferred Shares and issued 895,000 common shares of the Company, which included Gora’s 348,000 Series D Preferred Shares and Gora was issued 348,000 common shares of the Company.

Securities Purchase Agreement. On September 14, 2020, the Company entered into a Securities Purchase Agreement (“Westworld SPA”) with Westworld Financial Capital, LLC (“Westworld”), a beneficial owner, relating to the issuance and sale to the investor of 3,000 shares of the Company’s subsequently established Series E Preferred Shares in a private placement transaction for net proceeds of $2.7 million. On September 23, 2020, the Company entered into an amendment to the Westworld SPA. Under the amendment, Westworld and the Company agreed that to the extent Westworld converts any Series E Preferred Shares into common shares, such common shares shall be prohibited from being voted with respect to any proposal related to the transactions contemplated by the Westworld SPA, including any proposal seeking to obtain shareholder approval of the transactions contemplated by the Westworld SPA in accordance with Nasdaq rules. The Company paid a related party, Torrington, a business advisory fee of $240,000 related to this transaction.
On March 9, 2021, the Company and Westworld entered into an Amendment to the Westworld SPA and on March 23, 2021 the Company issued 250,000 common shares of the Company to Westworld for failure to file a timely registration statement required under the Westworld SPA. In addition, on March 9, 2021, the Company converted 300 Series E Preferred Shares and issued 197,798 common shares of the Company to Westworld.
Equity Purchase Agreement. In May 2020, the Company entered into an equity purchase agreement and registration rights agreement with Oasis Capital, LLC (“Oasis Capital”), to purchase from the Company up to $11.0 million worth of common shares of the Company. Under the purchase agreement, the Company has the right to sell up to $11.0 million of its common shares to Oasis Capital over a 36-month period, upon satisfaction of the conditions in the purchase agreement, including the effectiveness of a resale registration statement filed on Form S-1. The Company will control the timing and amount of any sales to Oasis Capital, and Oasis Capital is obligated to make purchases in accordance with the purchase agreement, upon certain terms and conditions being met. The purchase agreement, which contains a floor price of $1.58 per common share, allows the Company to fund its needs in a more expedient and cost-effective manner, on the pricing terms set forth in the purchase agreement. The equity line is designed to provide capital to the company as it is required. During the year ended December 31, 2020, the Company issued 200,000 common shares to Oasis Capital for gross proceeds of $389,000 under the terms and conditions of the equity purchase agreement. Subsequent to December 31, 2020, the Company issued 315,000 common shares to Oasis Capital for gross proceeds of $720,000 under the terms and conditions of the Oasis Capital equity purchase agreement.
On October 26, 2020, the Company issued 30,000 unregistered common shares of the Company to Oasis Capital in exchange for a waiver from Oasis Capital of its prepayment right under the Oasis promissory note as a result of the Series E Preferred Shares transaction.
Share Purchase Agreement. On April 21, 2020, two investors, one of which was an investor of the March 23, 2020 Subscription Agreements, entered into share purchase agreements to acquire 330,000 common shares of the Company. As a result of this transaction, the investor participating in the March 23, 2020 Subscription Agreements will hold enough common shares be classified as a related party of the Company. Originally, the common shares were held by a vendor of the Company subject to the October 2019 related party subscription agreement the Company entered into with such vendor and issued 330,000 common shares of the Company at $1.07 per share to the vendor in exchange for the satisfaction of certain accounts payable. In the second quarter of 2020, the aggregate amount of the obligations owed by the Company to the vendor were reduced by $157,000, the actual cash proceeds received by the vendor from the share purchase agreements.
Subscription Agreements. On March 23, 2020, the Company entered into subscription agreements by and among the Company and the investors party thereto, including the Advisor (defined below), for the purchase and sale of 725 units (collectively, the “Units” and individually, a “Unit”) for aggregate gross proceeds of up to $725,000 (the “Offering”), with each Unit consisting of (a) a 6% convertible debenture in the principal amount of $1,000, which is convertible at $0.6495 per share into 1,540 common shares of the Company, and (b) a warrant to purchase 1,540 common shares of the Company exercisable at any time on or before the third year anniversary date at an exercise price of $0.60 per share. The warrant includes a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 5.0% of the issued and outstanding shares of the

Company, calculated on a partially converted basis (i.e., assuming the conversion of all rights to receive common shares of the Company held by the warrant holder).
In connection with the Offering and as compensation for the Advisor’s services, the Company issued to the Advisor convertible debentures equal to $58,000 and convertible into 89,320 common shares and with other terms also substantially the same as the investors. The Company received cash proceeds of $575,000 from the Offering, and a participant of the offering, a related party, paid directly $150,000 to a financial consultant for a prepayment of future services to the Company. The Company intends to use the remaining proceeds from the Offering for general corporate and working capital purposes.
During the year ended December 31, 2020, the Company converted all of the outstanding convertible debenture balance of $783,000, including the Advisor fee, and issued, in the aggregate, 1,205,820 common shares of the Company, of which $408,000 of convertible debenture was held by related parties, and they were issued in the aggregate 628,320 common shares.
Business Advisory Agreement. On February 13, 2020, the Company entered into a business advisory agreement with Torrington Financial Services Ltd (the “Advisor”), a financial adviser to the Company and a participant of the investors party thereto below Offering. As a result of the March 23, 2020 transaction, the Advisor and its related entities who participated in the Offering became a related party of the Company.
Series C Preferred Shares. On October 31, 2020, the Company received notification requesting conversion of the Series C Preferred Shares held by Overland. On March 3, 2021, the Company converted 1,600,000 Series C Preferred Shares and issued two investors in the aggregate 1,440,000 common shares; (i) SBC Investments Ltd. (“SBC”) was issued 720,000 common shares, which Kathryn Fell is sole owner of SBC and has voting power over these common shares; and (ii) Tyrell Global Acquisitions Inc. (“Tyrell”) was issued 720,000 common shares, which Gordon McWilliams is sole owner of Tyrell and has voting power over these common shares.
Related Party Transition Service Agreement (“TSA”). In November 2018, the Company entered into a TSA to facilitate an orderly transition process for the divestiture of Overland. As of December 31, 2020, the TSA has a remaining prepaid balance of $115,000. Net expense incurred by the Company related to the TSA was approximately $230,000 and $525,000 for the years ended December 31, 2020 and 2019, respectively, and was included in continuing operations.
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

B. Significant Changes
Debt. On March 10, 2021, the Company and Oasis Capital entered into an Exchange Agreement under which Oasis Capital surrendered the Oasis promissory note dated July 28, 2020 in exchange for a new convertible promissory note issued to Oasis Capital with (i) a principal amount of $796,159, (ii) interest rate of 8.0% per annum, (iii) a 12 month maturity date, and (iv) convertible into common shares of the Company (the “Conversion Shares”). The conversion price is 90% of the lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading day period ending and including the trading day immediately preceding the delivery of the notice of conversion. The issuance of the Conversion Shares is subject to regulatory and NASDAQ approvals.
On March 9, 2021, the Company and Westworld entered into an Amendment to the Westworld SPA and on March 23, 2021 the Company issued 250,000 common shares of the Company to Westworld for failure to file a timely registration statement required under the Westworld SPA. In addition, on March 9, 2021, the Company converted 300 Series E Preferred Shares and issued 197,798 common shares of the Company to Westworld.
On March 3, 2021, the Company converted 1,600,000 Series C Preferred Shares and issued two investors in the aggregate 1,440,000 common shares; (i) SBC was issued 720,000 common shares, which Kathryn Fell is sole owner of SBC and has voting power over these common shares; and (ii) Tyrell was issued 720,000 common shares, which Gordon McWilliams is sole owner of Tyrell and has voting power over these common shares.
Nasdaq Listing. On February 17, 2021, the Company was notified by Nasdaq that the Nasdaq Listing Qualifications Staff issued a public letter of reprimand to the Company based upon the Company's failure to comply with the Listing Rule 5620(c) (the "Quorum Rule") during the period of time that it was no longer a foreign private issuer and could not rely on home country practice in the alternative to the Quorum Rule. The Company's By-laws required a quorum of at least 25%, instead of the 33 1/3% threshold required for a domestic issuer by the Quorum Rule. This oversight and rule violation was caused by the fact that the Company no longer qualified as a foreign private issuer during 2020 and 2019. On January 1, 2021, the Company once again qualified as a foreign private issuer, and therefore the Company once again intends to rely on home country practice in lieu of the Quorum Rule.
PPP Funds. On February 3, 2021, the Company received additional PPP Funds in the amount of $447,400 and entered into a loan agreement with Citizens National Bank of Texas pursuant to the CARES Act. The amount borrowed by the Company under the CARES Act is eligible to be forgiven provided that (a) the Company uses the PPP Funds during the eight to twenty-four week period after receipt thereof, and (b) the PPP Funds are only used to cover payroll costs (including benefits), and other allowed expenses. The amount of loan forgiveness will be reduced if, among other reasons, the Company does not maintain staffing or payroll levels. Principal and interest payments on any unforgiven portion of the PPP Loan will be deferred for 16-months, accrue interest at a fixed annual rate of 1.0% and carry a five-year maturity date.
Awards Granted. In February 2021, the Company issued restricted stock awards for payment to certain vendors for product and services previously received and issued 101,880 common shares of the Company for a value of $279,000.
Preferred Shares. In the first quarter of 2021, the Company converted 895,000 Series D Preferred Shares and issued 895,000 common shares of the Company, which included Gora’s 348,000 Series D Preferred Shares and Gora was issued 348,000 common shares of the Company.
On August 27, 2020, the Company entered into a settlement agreement with O’Melveny & Myers LLP (“OMM”) pursuant to which the Company issued to OMM a secured promissory note (the “OMM Note”) in the aggregate principal amount of $1.1 million in satisfaction of certain accounts payable owed to OMM. On April 2, 2021, the Company and OMM entered into a Fee Agreement stating the OMM Note maturity date was extended to the earlier of (i) June 24, 2021, and (ii) the date that is five days following the first closing by the Company of its issuance and sale of debt or equity securities in a public offering or private placement transaction (such earlier date, the “Extension Date”). An extension fee in the amount of $118,000 is payable on or before the Extension Date and is included in accrued liabilities at December 31, 2020. If the OMM Note is not paid in full, including the extension fee, on the Extension Date an additional fee of $472,000 is due and payable on demand.

ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
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
Directors’ Power to Vote on Matters in which a Director is Materially Interested. Our Articles issued pursuant to the BCA contain no restrictions on the power of directors:
(1)to vote on a proposal arrangement or contract in which the director is materially interested;
(2)in the absence of an independent quorum, to vote compensation to themselves or any member of their body; or
(3)with respect to borrowing powers exercisable by the directors or how such borrowing powers may be varied.
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
C. Material Contracts
See Item 7.B. Related Party Transactions for a discussion of the Company’s agreements with companies related to the Company. See Item 4. Information on the Company, Item 5.B. Liquidity and Capital Resources—Indebtedness, Item 6.E. Share Ownership—Incentives Program, Item 8.B. Significant Changes and Item 10.B. Memorandum and Articles of Association for a description of other material contracts.

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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial and commodity market prices and rates. We have limited exposed to market risk from changes in foreign currency exchange rates as measured against the U.S. dollar. These exposures are directly related to our normal operating and funding activities. Historically, we have not used derivative instruments or engaged in hedging activities.

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
Liquidity Risk. Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows will not provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.
Foreign Currency Risk. We conduct business on a global basis. Our sales in international markets are typically denominated in U.S. dollars. Purchase contracts are typically in U.S. dollars.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depository Shares
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
Item 9A. Controls and Procedures
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) or 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective to give reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis as of the end of the period covered by this annual report.
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
Based on our evaluation under the framework in Internal Control-Integrated Framework, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2020. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.
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
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s Board of Directors has determined that Dr. Cheemin Bo-Linn qualifies as an “audit committee financial expert of the Company’s Audit Committee is independent as that term is defined by the rules and regulations of the NASDAQ Stock Market, Inc. and qualifies as an “audit committee financial expert” and is an independent director as defined in Item 407(d)(5) of Regulation S-K under the U.S. Securities Exchange Act of 1934, as amended.
ITEM 16B. CODE OF ETHICS
We have adopted a code of ethics that applies to the registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Such code is posted on the Company’s website and is available at www.sphere3d.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate fees incurred by the Company’s current external auditor, Smythe LLP, in each of the last two years for audit and other fees are as follows (in thousands):

	2020	2019

Audit fees(1)	$74	$23
Audit related fees(2)	19	—
Tax fees(3)	8	—
All other fees(4)	39	—
	$140	$23
___________________
(1)Audit fees consist of fees billed for professional services rendered in connection with the audit of our annual consolidated financial statements, which were provided in connection with statutory and regulatory filings or engagements. In 2019, the primary auditor changed from Moss Adams LLP to Smythe LLP.
(2)Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements, and are not reported under audit fees.
(3)Tax fees consist of fees billed for professional services rendered for IRS Section 302 net operating loss limitation study.
(4)All other fees consist of fees for products and services other than the services reported above.
The aggregate fees incurred by the Company’s predecessor external auditor, Moss Adams LLP, in each of the last two years for audit and other fees are as follows (in thousands):

	2020	2019

Audit fees(1)	$—	$32
Audit related fees(2)	—	1
Tax fees(3)	—	—
All other fees(4)	19	—
	$19	$33
___________________
(1)Audit fees consist of fees billed for professional services rendered in connection with the audit of our annual consolidated financial statements, which were provided in connection with statutory and regulatory filings or engagements. In 2019, the primary auditor changed from Moss Adams LLP to Smythe LLP.
(2)Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements, and are not reported under audit fees.
(3)Tax fees consist of fees billed for professional services rendered for IRS Section 302 net operating loss limitation study.
(4)All other fees consist of fees for products and services other than the services reported above.

Pre-Approval Policies and Procedures
The Audit Committee has the authority to pre-approve all non-audit services to be provided to the Company by its independent auditor. All services provided by Smythe LLP during the years 2020 and 2019 and Moss Adams LLP during the years 2020 and 2019, were pre-approved by the Audit Committee.
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
ITEM 16F. CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT
Effective July 25, 2019, Moss Adams LLP ("Former Accounting Firm") resigned as our independent registered public accounting firm at our request, and on the same date we engaged Smythe LLP (the "New Accounting Firm") as our new independent registered public accounting firm for the year ended December 31, 2019. The change in independent registered public accounting firm is not the result of any disagreement with the Former Accounting Firm. The Audit Committee and the Board of Directors approved the decision to engage the New Accounting Firm.
The report of Moss Adams LLP on our consolidated financial statements our fiscal year ended December 31, 2018 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that the report expressed substantial doubt regarding our ability to continue as a going concern.
During the year ended December 31, 2018 there were no disagreements between the Company and Moss Adams LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to Moss Adams LLP’s satisfaction, would have caused Moss Adams LLP to make reference to the subject matter of the disagreement in connection with its report for such year; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.
We provided Moss Adams LLP with a copy of the disclosures made in this report before this report was filed with the Securities and Exchange Commission. We requested that Moss Adams LLP furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements that are related to Moss Adams LLP. A copy of that letter dated July 31, 2019 is attached as Exhibit 15.2 hereto.
During the year ended December 31, 2018, neither our Company nor anyone acting on our behalf consulted with the New Accounting Firm with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events listed in Items 304(a)(1)(iv) and (v) of Regulation S-K.
ITEM 16G. CORPORATE GOVERNANCE
The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on Nasdaq. Rule 5615(a)(3) of Nasdaq Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

Shareholder Meeting Quorum Requirement: Nasdaq Stock Market Rule 5620(c) (“Rule 5620(c)”) requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws.
The Company has elected to follow Canadian practices consistent with the requirements of the Business Corporations Act (Ontario) (the “OBCA”) in lieu of Rule 5620(c). The Company’s practices with regard to this requirement are not prohibited by the OBCA or the rules of the Toronto Stock Exchange. The Company’s quorum requirement is set forth in its by-laws, which provide that a quorum for the transaction of business at any meeting of our shareholders is two persons present in person or by proxy and holding or representing in the aggregate not less than 25% of the Company’s outstanding shares entitled to vote at such meeting.
Although the Company currently intends to comply with the Nasdaq corporate governance rules applicable other than as noted above, the Company may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules.
The Company intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.
As a foreign private issuer, the Company’s directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
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

Sphere 3D Corp.

/s/ Peter Tassiopoulos
Peter Tassiopoulos
Chief Executive Officer
Date:   April 8, 2021

_______________________________________________

SPHERE 3D CORP.
For the Years Ended December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Sphere 3D Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated financial statements of Sphere 3D Corp. (the “Company”) which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders’ equity (deficit) for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020 and 2019, and the consolidated results of its operations and its consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Material Uncertainty Related to Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net working capital deficiency, and may not be able to amend, refinance, or pay off its debt and credit facilities, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for fair value measurements and goodwill impairment effective January 1, 2020 due to adoption of Accounting Standards Update 2018-13 (Topic 820) Fair value measurements and Accounting Standards Update 2017-04 (Topic 350) Intangibles – Goodwill and Other – Simplifying the Test for Goodwill Impairment.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements; and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Goodwill and intangible assets impairment assessment
As described in Note 6 to the consolidated financial statements, the Company’s intangible assets balance was $2,608,000 and goodwill balance was $1,385,000 as of December 31, 2020. Management conducts a goodwill and intangible assets impairment assessment as of December 31 of each year, or more frequently if events or changes in circumstances indicate that the assets may be impaired. Management performed an analysis of the fair values of its reporting units and intangible assets as of December 31, 2020 which resulted in the Company recording total impairment charges of $286,000. The estimated fair values of reporting units and intangible assets were determined utilizing various valuation techniques. These valuation techniques require significant judgment in estimating future cash flows and assumptions, including the long-term rates of revenue growth and terminal growth rates, profitability measures and determination of the discount rates for the reporting units.
The principal considerations for our determination that performing procedures relating to the goodwill and intangible impairment test is a critical audit matter are (i) the significant judgment by management when determining the fair values of the reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to estimated future cash flows including long-term rates of revenue growth, terminal growth rates, profitability measures, and the discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others: (i) evaluating the appropriateness of the discounted future cash flow models by engaging valuation specialists; (ii) testing the completeness and accuracy of underlying data used in the discounted future cash flow models; and (iii) evaluating the significant assumptions used by management related to the estimated future cash flows, long-term and terminal growth rates, profitability measures, and the discount rates. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering consistency with (i) current and past performance of each reporting unit (ii) external market and industry data; and (iii) with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the (i) appropriateness of the Company’s discounted cash flow models and (ii) reasonableness of the key valuation assumptions.
Inventory provision
As described in Note 2 to the consolidated financial statements, inventory is valued at the lower of cost and net realizable value, and management records a provision as necessary to appropriately value inventories that are obsolete, have quality issues, or are damaged. Provision expense is recorded in cost of goods sold. As of December 31, 2020, the Company’s consolidated net inventories balance was $558,000 inclusive of the inventory provision of $892,000. The amount of the inventory provision is equal to the difference between the cost of the inventory and its estimated net realizable value based on assumptions about product quality, damages, future demand, and market conditions.
The principal considerations for our determination that performing procedures relating to the inventory provision is a critical audit matter are (i) management identified the matter as a critical accounting estimate; and (ii) significant judgment was required by management in determining the estimated net realizable value of inventories that are obsolete, have quality issues, or are damaged, which in turn led to significant audit effort and a high degree of subjectivity in evaluating audit evidence relating to the estimate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, (i) observing the physical condition of inventories during inventory counts; (ii) evaluating the appropriateness of management’s process for developing the estimates of net realizable value; (iii) testing the reliability of reports used by management by agreeing to underlying records; (iv) testing the reasonableness of the assumptions about quality, damages, and market conditions by considering historical trends and consistency with evidence obtained in other areas of the audit; and corroborating the assumptions with individuals within the inventory management team.
Classification of preferred shares
As described in Note 8 to the consolidated financial statements, the Company has 9,355,778 preferred shares with a carrying value of $11,769,000 as of December 31, 2020. Management conducts an assessment of classification and accounting for preferred shares at issuance and concluded preferred shares issued during the year met the definition of equity instruments.
The principal considerations for our determination that performing procedures related to the classification of preferred shares is a critical audit matter are (i) the significant judgment by management to determine whether preferred shares should be classified as equity or liability instruments, and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant judgments related to conversion features of the preferred shares.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, (i) reviewing and understanding specific attributes of the preferred shares; (ii) evaluating the appropriateness of management’s analysis of classification of preferred shares; (iii) evaluating accounting interpretations from accounting professionals.

/s/ Smythe LLP
Chartered Professional Accountants
Vancouver, Canada
April 8, 2021
We have served as the Company’s auditor since 2019.

Sphere 3D Corp.
Consolidated Balance Sheets
(in thousands of U.S. dollars, except shares)

	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$461	$149
Accounts receivable, net	264	369
Inventories	558	753
Other current assets	807	670
Total current assets	2,090	1,941
Note receivable	3,207	—
Investment in affiliate	2,100	2,100
Property and equipment, net	—	2
Intangible assets, net	2,608	2,301
Goodwill	1,385	1,385
Other assets	443	677
Total assets	$11,833	$8,406
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,976	$4,113
Accrued liabilities	958	475
Accrued payroll and employee compensation	293	340
Deferred revenue	657	1,069
Debt	1,121	—
Debt, related party	304	—
Line of credit	406	491
Other current liabilities	90	158
Total current liabilities	5,805	6,646
Deferred revenue, long-term	301	485
Long-term debt	672	—
Other non-current liabilities	46	35
Total liabilities	6,824	7,166
Commitments and contingencies (Note 14)
Shareholders’ equity:
Preferred shares, no par value, unlimited shares authorized, 9,355,778 and 8,443,778 shares issued and outstanding at December 31, 2020 and 2019, respectively	11,769	8,444
Common shares, no par value; 7,867,186 and 3,850,105 shares issued and outstanding as of December 31, 2020 and 2019, respectively	192,406	186,161
Accumulated other comprehensive loss	(1,791)	(1,769)
Accumulated deficit	(197,375)	(191,596)
Total shareholders’ equity	5,009	1,240
Total liabilities and shareholders’ equity	$11,833	$8,406
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Operations
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31,
	2020	2019
Revenue	$4,848	$5,579
Cost of revenue	2,599	3,725
Gross profit	2,249	1,854
Operating expenses:
Sales and marketing	1,255	1,831
Research and development	1,202	2,052
General and administrative	5,471	3,925
Impairment of acquired intangible assets	286	70
	8,214	7,878
Loss from operations	(5,965)	(6,024)
Other income (expense):
Interest expense, related party	(454)	(331)
Interest expense	(274)	(22)
Other income, net	918	2,096
Loss before income taxes	(5,775)	(4,281)
Provision for income taxes	4	—
Net loss	$(5,779)	$(4,281)
Net loss per share:
Net loss per share basic and diluted	$(0.98)	$(1.59)
Shares used in computing net loss per share:
Basic and diluted	5,884,555	2,692,510
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Comprehensive Loss
(in thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019
Net loss	$(5,779)	$(4,281)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(22)	47
Total other comprehensive (loss) income	(22)	47
Comprehensive loss	$(5,801)	$(4,234)
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019
Operating activities:
Net loss	$(5,779)	$(4,281)
Adjustments to reconcile net loss to cash used in operating activities:
Forgiveness of related party liabilities	—	(1,745)
Forgiveness of liabilities	(776)	(551)
Impairment of acquired intangible assets	286	70
Depreciation and amortization	971	1,030
Share-based compensation	5	637
Preferred shares interest expense, related party	—	291
Provision for losses on accounts receivable	34	187
Revaluation of subscription agreements	(79)	158
Amortization of debt issuance costs	526	—
Changes in operating assets and liabilities:
Accounts receivable	71	773
Inventories	195	477
Accounts payable and accrued liabilities	3,583	317
Accrued payroll and employee compensation	(50)	182
Deferred revenue	(597)	(102)
Other assets and liabilities, net	(972)	744
Net cash used in operating activities	(2,582)	(1,813)
Investing activities:
Loan receivable	(2,000)	—
Net cash used in investing activities	(2,000)	—
Financing activities:
Proceeds from issuance of preferred shares	2,735	—
Proceeds from issuance of common shares and warrants	364	707
Proceeds from debt	1,042	—
Proceeds from debt, related party	700	523
Payments for debt - related party	(117)	—
(Repayments of) proceeds from line of credit, net	(83)	391
Proceeds from exercise of outstanding warrants	180	—
Proceeds from exercise of stock options	75	—
Net cash provided by financing activities	4,896	1,621
Effect of exchange rate changes on cash	(2)	—
Net increase (decrease) in cash and cash equivalents	312	(192)
Cash and cash equivalents, beginning of year	149	341
Cash and cash equivalents, end of year	$461	$149

Sphere 3D Corp.
Consolidated Statements of Cash Flows (continued)
(in thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019
Supplemental disclosures of cash flow information:
Cash paid for interest	$33	$39
Supplemental disclosures of non-cash investing and financing activities:
Issuance of common shares for settlement of liabilities	$2,034	$764
Issuance of common shares for acquisition of intangible asset	$1,560	$—
Assumption of notes receivable	$1,100	$—
Issuance of common shares for conversion of convertible debt	$783	$—
Issuance of common shares for related party liabilities	$379	$529
Issuance of convertible debt-related party for prepaid business advisory services	$150	$—
Conversion of related party accrued interest to Series B preferred shares	$—	$344
Conversion of related party liabilities to Series C preferred shares	$—	$1,152
Issuance of Series C preferred shares for prepayment of services	$—	$448

See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Shareholders’ Equity (Deficit)
(in thousands of U.S. dollars, except shares)

	Common Shares		Preferred Shares		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at January 1, 2019	2,219,141	$183,524	—	$—	$(1,816)	$(187,315)	$(5,607)
Issuance of subscription agreements for payment of liabilities	479,500	531	—	—	—	—	531
Issuance of common shares	415,765	707	—	—	—	—	707
Issuance of common shares for settlement of related party debt and interest expense	410,158	529	—	—	—	—	529
Issuance of Series B preferred shares	—	—	6,500,000	6,500	—	—	6,500
Issuance of Series C preferred shares	—	—	1,600,000	1,600	—	—	1,600
Issuance of preferred shares dividends	—	—	343,778	344	—	—	344
Issuance of common shares pursuant to the vesting of restricted stock units	131,541	—	—	—	—	—	—
Issuance of common shares for the settlement of liabilities	194,000	233	—	—	—	—	233
Share-based compensation	—	637	—	—	—	—	637
Other comprehensive income	—	—	—	—	47	—	47
Net loss	—	—	—	—	—	(4,281)	(4,281)
Balance at December 31, 2019	3,850,105	186,161	8,443,778	8,444	(1,769)	(191,596)	1,240
Issuance of preferred shares	—	—	1,697,000	3,835	—	—	3,835
Issuance of common shares for conversion of preferred shares	785,000	510	(785,000)	(510)	—	—	—
Issuance of common shares	230,000	537	—	—	—	—	537
Acquisition of intangible asset	480,000	1,560	—	—	—	—	1,560
Issuance of common shares for conversion of convertible debt	1,205,820	783	—	—	—	—	783
Issuance of common shares for the settlement of liabilities	965,841	2,413	—	—	—	—	2,413
Issuance of stock options for the settlement of liabilities	—	182	—	—	—	—	182
Issuance of common shares pursuant to the vesting of restricted stock units	20,420	—	—	—	—	—	—
Exercise of warrants	300,000	180	—	—	—	—	180
Exercise of stock options	30,000	75	—	—	—	—	75
Share-based compensation	—	5	—	—	—	—	5
Other comprehensive income	—	—	—	—	(22)	—	(22)
Net loss	—	—	—	—	—	(5,779)	(5,779)
Balance at December 31, 2020	7,867,186	$192,406	9,355,778	$11,769	$(1,791)	$(197,375)	$5,009
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Notes to Consolidated Financial Statements
1.Organization and Business
Sphere 3D Corp. (the “Company”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.” The Company delivers data management and desktop and application virtualization solutions through hybrid cloud, cloud and on premise implementations by its global reseller network. The Company achieves this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. The Company’s products allow organizations to deploy a combination of public, private or hybrid cloud strategies while backing them up with the latest storage solutions. The Company has a portfolio of brands including SnapServer®, HVE ConneXions (“HVE”) and UCX ConneXions (“UCX”).
Management has projected that cash on hand may not be sufficient to allow the Company to continue operations beyond June 30, 2021 if we are unable to raise additional funding for operations. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds through equity or debt financings or other sources may depend on the financial success of our current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations and advance our growth initiatives, which could adversely impact our business, financial condition and results of operations.
Significant changes from the Company’s current forecasts, including but not limited to: (i) failure to comply with the terms and financial covenants in its debt facilities; (ii) shortfalls from projected sales levels; (iii) unexpected increases in product costs; (iv) increases in operating costs; (v) changes in the historical timing of collecting accounts receivable; and (vi) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occurs or the Company is unable to generate sufficient cash from operations or financing sources, the Company may be forced to liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or seek bankruptcy protection or be subject to an involuntary bankruptcy petition, any of, which would have a material adverse effect on the Company’s business, results of operations, financial position and liquidity.
The Company incurred losses from operations and negative cash flows from operating activities for the 12 months ended December 31, 2020, and such losses might continue for a period of time. Based upon the Company's current expectations and projections for the next year, the Company believes that it may not have sufficient liquidity necessary to sustain operations beyond June 30, 2021. These factors, among others, raise substantial doubt that the Company will be able to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Merger Agreement
On July 14, 2020, the Company entered into a definitive merger agreement (the “Rainmaker Merger Agreement”) pursuant to which it planned to acquire all of the outstanding securities of Rainmaker Worldwide Inc. (“Rainmaker”), a global Water-as-a-Service (“WaaS”) provider. The Company’s business model would have focused on Water-as-a-Service and Rainmaker management would have assumed leadership of the combined entity. On February 12, 2021, the Rainmaker Merger Agreement was terminated as the Company was unable to obtain all necessary regulatory approvals relating to the proposed transaction prior to the agreed date of January 31, 2021. No break-fee or termination costs were paid by either party.
On September 14, 2020, the Company entered into a Senior Secured Convertible Promissory Note with Rainmaker (the “Rainmaker Note”), pursuant to which the Company loaned Rainmaker the principal amount of $3.1 million comprised of: (a) a new advance of $1.85 million paid to Rainmaker on October 1, 2020, (b) the principal and any interest owing under existing promissory notes issued by Rainmaker to two investors on April 2, 2020 in the aggregate amount of $1.1 million, which indebtedness was assigned to the Company on May 4, 2020 (the “Assigned Notes”), and (c) a promissory note receivable in the amount of $150,000 issued to the Company on August 4, 2020 (the “Original Note”). The Assigned Notes and the Original Note are included in the principal amount of the Rainmaker Note and therefore, the Assigned Notes and the Original Notes are deemed cancelled. The Rainmaker Note is secured as a registered lien under the Uniform Commercial Code and the Personal Property Security Act (Ontario) against the assets of Rainmaker and shall bear interest at the rate of 10% per annum. The principal and interest accrue monthly and are due and payable in full to the Company on September 14, 2023.
2.Significant Accounting Policies
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
Use of Estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for impairment assessments of definite-live intangible assets, other indefinite-lived intangible assets; goodwill, deferred revenue; allowance for doubtful receivables; inventory valuation; warranty provisions; equity treatment of preferred shares; and litigation claims. Actual results could differ from these estimates.
Foreign Currency Translation
The financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at the consolidated balance sheet date for assets and liabilities and a weighted-average exchange rate during the year for revenue, expenses, gains and losses. Translation adjustments are recorded as other comprehensive income (loss) within shareholders’ equity (deficit). Gains or losses from foreign currency transactions are recognized in the consolidated statements of operations. Such transactions resulted in a loss of $23,000 and $22,000 in 2020 and 2019, respectively.
Cash Equivalents
Highly liquid investments with insignificant interest rate risk and original maturities of three months or less, when purchased, are classified as cash equivalents. Cash equivalents are composed of money market funds. The carrying amounts approximate fair value due to the short maturities of these instruments.

Accounts Receivable
Accounts receivable is recorded at the invoiced amount and is non-interest bearing. We estimate our allowance for doubtful accounts based on an assessment of the collectability of specific accounts and the overall condition of the accounts receivable portfolio. When evaluating the adequacy of the allowance for doubtful accounts, we analyze specific trade and other receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customers’ payment terms and/or patterns. We review the allowance for doubtful accounts on a quarterly basis and record adjustments as considered necessary. Customer accounts are written-off against the allowance for doubtful accounts when an account is considered uncollectable. At both December 31, 2020 and 2019, allowance for doubtful accounts of $0.1 million was recorded.
Inventories
Inventories are stated at the lower of cost and net realizable value using the first-in-first-out method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. We assess the value of inventories periodically based upon numerous factors including, among others, expected product or material demand, current market conditions, technological obsolescence, current cost, and net realizable value. If necessary, we write down our inventory for obsolete or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the net realizable value.
Investment in Affiliate
The Company holds an investment in equity securities of a nonpublic company for business and strategic purposes. The equity securities do not have a readily determinable fair value and are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company reviews its investment on a regular basis to determine if the investment is impaired. For purposes of this assessment, the Company considers the investee’s cash position, earnings and revenue outlook, liquidity and management ownership, among other factors, in its review. If management’s assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment loss that is equal to the difference between the fair value of the equity investment and its carrying amount.
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
Purchased intangible assets are amortized on a straight-line basis over their economic lives of 15 years for supplier agreement, six to 25 years for channel partner relationships, three to nine years for developed technology, three to eight years for capitalized development costs, and two to 25 years for customer relationships as this method most closely reflects the pattern in which the economic benefits of the assets will be consumed.

Impairment of Goodwill and Intangible Assets
Goodwill and intangible assets are tested for impairment on an annual basis at December 31, or more frequently if there are indicators of impairment. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization. Intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment.
Revenue Recognition
The Company accounts for revenue pursuant to ASU 2014-09, Revenue from Contracts with Customers and all the related amendments (“Topic 606”). Under Topic 606, an entity is required to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, and contract consideration will be recognized on a “sell-in basis” or when control of the purchased goods or services transfer to the distributor.
The Company generates revenue primarily from: (i) solutions for standalone storage and integrated hyper-converged storage; (ii) professional services; and (iii) warranty and customer services. The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To determine revenue recognition for contracts with customers the Company performs the following five steps: (i) identify the promised goods or services in the contract; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligations.
Approximately 70% of the Company’s revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied at a point in time. These contracts are generally comprised of a single performance obligation to transfer products. Accordingly, the Company recognizes revenue when change of control has been transferred to the customer, generally at the time of shipment of products. The Company sells its products both directly to customers and through distributors generally under agreements with payment terms typically less than 45 days. Revenue on direct product sales, excluding sales to distributors, are not entitled to any specific right of return or price protection, except for any defective product that may be returned under our standard product warranty. Product sales to distribution customers that are subject to certain rights of return, stock rotation privileges and price protections, contain a component of “variable consideration.” Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products and is generally based upon a negotiated fixed price and is net of estimates for variable considerations.
For performance obligations related to warranty and customer services, such as extended product warranties, the Company transfers control and recognizes revenue on a time-elapsed basis. The performance obligations are satisfied as services are rendered typically on a stand-ready basis over the contract term, which is generally 12 months.
In limited circumstances where a customer is unable to accept shipment and requests products be delivered to, and stored on, the Company’s premises, also known as a “bill-and-hold” arrangement, revenue is recognized when: (i) the customer has requested delayed delivery and storage of the products, (ii) the goods are segregated from the inventory, (iii) the product is complete, ready for shipment and physical transfer to the customer, and (iv) the Company does not have the ability to use the product or direct it to another customer.
The Company also enters into revenue arrangements that may consist of multiple performance obligations of its product and service offerings such as for sales of hardware devices and extended warranty services. The Company allocates contract fees to the performance obligations on a relative stand-alone selling price basis. The Company determines the stand-alone selling price based on its normal pricing and discounting practices for the specific product and/or service when sold separately. When the Company is unable to establish the individual stand-alone price for all elements in an arrangement by reference to sold separately instances, the Company may estimate the stand-alone selling price of each performance obligation using a cost plus a margin approach, by reference to third party evidence of selling price, based on the Company’s actual historical selling prices of similar items, or based on a combination of the aforementioned methodologies; whichever management believes provides the most reliable estimate of stand-alone selling price.
Warranty and Extended Warranty
The Company records a provision for standard warranties provided with all products. If future actual costs to repair were to differ significantly from estimates, the impact of these unforeseen costs or cost reductions would be recorded in subsequent periods.
Separately priced extended on-site warranties and service contracts are offered for sale to customers on all product lines. The Company contracts with third party service providers to provide service relating to on-site warranties and service contracts. Extended warranty and service contract revenue and amounts paid in advance to outside service organizations are deferred and recognized as service revenue and cost of service, respectively, over the period of the service agreement. The Company will typically apply the practical expedient to agreements wherein the period between transfer of any good or service in the contract and when the customer pays for that good or service is one year or less. Advanced payments for long-term maintenance and warranty contracts do not give rise to a significant financing component. Rather, such payments are required by the Company primarily for reasons other than the provision of finance to the entity.
Shipping and Handling
Amounts billed to customers for shipping and handling are included in revenue, and costs incurred related to shipping and handling are included in cost of product revenue.
Advertising Costs
Advertising costs are expensed as incurred. Advertising expenses were $140,000 and $16,000 for the years ended December 31, 2020 and 2019.
Research and Development Costs
Research and development expenses include payroll, employee benefits, share-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs. Research and development expenses are charged to operating expenses as incurred when these expenditures relate to the Company’s research and development efforts and have no alternative future uses.
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
Comprehensive Loss
Comprehensive loss and its components encompass all changes in equity other than those arising from transactions with shareholders, including net loss and foreign currency translation adjustments, and is disclosed in a separate consolidated statement of comprehensive loss.
Concentration of Credit Risks
Financial instruments that potentially subject us to concentrations of credit risk consist primarily of trade accounts receivable, which are generally not collateralized. To reduce credit risk, we perform ongoing credit evaluations of its customers and maintain allowances for potential credit losses for estimated bad debt losses.
At December 31, 2020 and 2019, there were four customers that made up 46.8% and 50.3%, respectively, of accounts receivable. There were two customers that made up in the aggregate 29.3% and 24.5% of net revenue for the years ended December 31, 2020 and 2019, respectively.
Share-based Compensation
We account for share-based awards, and similar equity instruments, granted to employees, non-employee directors, and consultants under the fair value method. Share-based compensation award types include stock options and restricted stock. We use the Black-Scholes option pricing model to estimate the fair value of option awards on the measurement date, which generally is the date of grant. The expense is recognized over the requisite service period (usually the vesting period) for the estimated number of instruments for which service is expected to be rendered. The fair value of restricted stock units (“RSUs”) is estimated based on the market value of the Company’s common shares on the date of grant. The fair value of options granted to non-employees is estimated at the measurement date, which generally is the date of grant, using the Black-Scholes option pricing model.
Share-based compensation expense for options with graded vesting is recognized pursuant to an accelerated method. Share-based compensation expense for RSUs is recognized over the vesting period using the straight-line method. Share-based compensation expense for an award with performance conditions is recognized when the achievement of such performance conditions are determined to be probable. If the outcome of such performance condition is not determined to be probable or is not met, no compensation expense is recognized and any previously recognized compensation expense is reversed. Forfeitures are recognized in share-based compensation expense as they occur.
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
Recently Adopted Accounting Pronouncements
In August 2018, the FASB issued Accounting Standards Update (“ASU”) No. 2018-13, Fair Value Measurement (Topic 820) (“ASU 2018-13”). The new guidance removes, modifies and adds to certain disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. The update is effective for annual reporting periods, including interim periods, beginning after December 15, 2019. The adoption of the new standard did not have an effect on our financial position, results of operations or cash flows.
In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350) - Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. An entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, if applicable. The loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The same impairment test also applies to any reporting unit with a zero or negative carrying amount. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update is effective for annual reporting periods, including interim periods, beginning after December 15, 2019, on a prospective basis. The adoption of the new standard did not have an effect on our financial position, results of operations or cash flows.
3.Fair Value Measurements
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
Assets and Liabilities that are Measured at Fair Value on a Recurring Basis
Our financial instruments include cash equivalents, accounts receivable, note receivable, accounts payable, accrued expenses, line of credit, debt, related party debt and preferred shares. Fair value estimates of these instruments are made at a specific point in time, based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash equivalents, accounts receivable, note receivable, accounts payable and accrued expenses are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The carrying value of debt and related party debt approximates its fair value as the borrowing rates are substantially comparable to rates available for loans with similar terms. The Company estimates the fair value of the preferred shares utilizing Level 2 inputs, including market yields for similar instruments.
The following table provides information by level for liabilities that are measured at fair value using significant unobservable inputs (Level 3) (in thousands):

Warrant liability as of January 1, 2020	$—
Additions to warrant liability	186
Reclassification to equity	(97)
Warrant liability as of December 31, 2020	$89

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
The Company's non-financial assets such as investment in affiliate, intangible assets and goodwill are recorded at fair value when an impairment is recognized or at the time acquired in a business combination. As discussed in Note 6 - Intangible Assets and Goodwill, at December 31, 2020 and 2019, the Company recorded impairment charges associated with acquired intangible assets, and reduced the carrying amount of such assets subject to the impairment to their estimated fair value.
4.Certain Balance Sheet Items
The following table summarizes inventories (in thousands):

	December 31,
	2020	2019
Raw materials	$119	$92
Work in process	167	137
Finished goods	272	524
	$558	$753
The following table summarizes other current assets (in thousands):

	December 31,
	2020	2019
Prepaid services	$421	$23
Prepaid insurance	158	184
Transition service agreement, related party	115	345
Deferred cost - service contracts	99	118
Other	14	—
	$807	$670
The following table summarizes property and equipment (in thousands):

	December 31,
	2020	2019
Computer equipment(1)	$291	$291
Accumulated depreciation(1)	(291)	(289)
	$—	$2
________________
(1)    Includes the impact of foreign currency exchange rate fluctuations.
Depreciation expense for property and equipment was $2,000 and $4,000 for the years ended December 31, 2020 and 2019, respectively.
The following table summarizes other assets (in thousands):

	December 31,
	2020	2019
Prepaid Insurance	$385	$519
Deferred cost – service contracts	56	154
Other	2	4
	$443	$677

5.Investment in Affiliate
In November 2018, in connection with the divestiture of Overland, the Company received 1,879,699 SVTP Preferred Shares representing 19.9% of the outstanding shares of capital stock of SVTP with a fair value of $2.1 million. The fair value of this investment was estimated using discounted cash flows. The Company concluded it does not have a significant influence over the investee. There were no known identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment at December 31, 2020.
6.Intangible Assets and Goodwill
The following table summarizes intangible assets, net (in thousands):

	December 31,
	2020	2019
Developed technology	$13,117	$13,323
Supplier agreement	1,560	—
Channel partner relationships	730	730
Capitalized development costs(1)	3,116	3,047
Customer relationships	380	380
	18,903	17,480
Accumulated amortization:
Developed technology	(13,117)	(12,682)
Supplier agreement	(43)	—
Channel partner relationships	(477)	(355)
Capitalized development costs(1)	(2,518)	(2,094)
Customer relationships	(340)	(328)
	(16,495)	(15,459)
Total finite-lived assets, net	2,408	2,021
Indefinite-lived intangible assets - trade names	200	280
Total intangible assets, net	$2,608	$2,301
________________
(1)    Includes the impact of foreign currency exchange rate fluctuations.
Amortization expense of intangible assets was $969,000 and $1,026,000 for the years ended December 31, 2020 and 2019, respectively. Estimated amortization expense for intangible assets is approximately $615,000, $460,000, $127,000, $105,000 and $104,000 in fiscal 2021, 2022, 2023, 2024 and 2025, respectively.

Supplier Agreement Acquisition
On August 3, 2020, Dale Allan Peters (“Peters”), as the beneficial shareholder of 101250 Investments Ltd. (“101 Invest”), a company existing under the laws of the Turks & Caicos Islands and a water partner of Rainmaker, entered into a Share Purchase Agreement (the “101 Invest Purchase Agreement”) with the Company. As a result of the 101 Invest Purchase Agreement, 101 Invest is a wholly-owned subsidiary of the Company. Under the terms of the 101 Invest Purchase Agreement, the Company issued 480,000 common shares at $3.25 per share to Greenfield Investments Ltd. for a purchase price of $1,560,000. The common shares contain a legend, either statutory or contractual, which restrict the resale of the common shares for a period of six-months and one day from the closing date. In addition, the Company held back and retained 96,000 of the common shares for a six-month period from the closing date in support of any breaches of representations and warranties by Peters under the 101 Invest Purchase Agreement (the “Escrow Shares”). The Company released the Escrow Shares to Peters on or about February 10, 2021. 101 Invest has exclusive rights to deliver the Rainmaker water solution to three Turks and Caicos island communities - Plantation Hills, Blue Sky and Village Estates. The Company completed this transaction to assist in the deployment and expansion of its opportunities in the WaaS segment.
Goodwill
Goodwill at both December 31, 2020 and 2019 was $1.4 million, which consists of the goodwill from prior acquisitions. The Company performed qualitative impairment evaluations on its goodwill as of December 31, 2020 and determined that there were no indications that goodwill was impaired.
Impairments
In 2020, primarily as a result of the Company’s change in revenue projection for its Snap product line, it was determined the carrying value of finite-lived intangible assets exceeded its estimated fair value. In measuring fair value, the Company used an excess of earnings approach. The Company compared the indicated fair value to the carrying value of its finite-lived assets, and as a result of the analysis, an impairment charge of $206,000 was recorded to developed technology for the year ended December 31, 2020.
In 2020 and 2019, primarily as a result of the Company’s change in revenue projection for its Snap product line, it was determined the carrying value of indefinite-lived intangible assets exceeded its estimated fair value. In measuring fair value, the Company used a relief-from-royalty approach. The Company compared the indicated fair value to the carrying value of its indefinite-lived assets, and as a result of the analysis, an impairment charge of $80,000 and $70,000 was recorded to indefinite-lived trade names for the years ended December 31, 2020 and 2019, respectively.
7.Debt
On August 27, 2020, the Company entered into a settlement agreement with O’Melveny & Myers LLP (“OMM”) pursuant to which the Company issued to OMM a secured promissory note (the “OMM Note”) in the aggregate principal amount of $1.1 million in satisfaction of certain accounts payable owed to OMM, and is outstanding at December 31, 2020. The OMM Note bears interest at 1.68% per annum and matured on December 30, 2020. The Company’s obligations pursuant to the OMM Note are secured by substantially all of the Company’s assets. In 2020, the Company recorded a gain on forgiveness of liabilities in the amount of $594,000 which is included in other income.
On April 2, 2021, the Company and OMM entered into a Fee Agreement stating the OMM Note maturity date was extended to the earlier of (i) June 24, 2021, and (ii) the date that is five days following the first closing by the Company of its issuance and sale of debt or equity securities in a public offering or private placement transaction (such earlier date, the “Extension Date”). An extension fee in the amount of $118,000 is payable on or before the Extension Date and is included in accrued liabilities at December 31, 2020. If the OMM Note is not paid in full, including the extension fee, on the Extension Date an additional fee of $472,000 is due and payable on demand.

On July 28, 2020, the Company entered into a Securities Purchase Agreement with Oasis Capital (“Oasis”), a related party of the Company, pursuant to which the Company received $500,000 and issued to Oasis (i) an 8.0% original issue discount promissory note payable, with a six month term and aggregate principal amount of $615,000, and (ii) 90,000 common shares of the Company at $3.37 per share. A related party earned a fee of $40,000 for facilitating the transaction. At December 31, 2020, the Company had $304,000 outstanding, net of unamortized debt costs of $213,000 on the Oasis promissory note.
On March 10, 2021, the Company and Oasis Capital entered into an Exchange Agreement under which Oasis Capital surrendered the Oasis promissory note dated July 28, 2020 in exchange for a new convertible promissory note issued to Oasis Capital with (i) a principal amount of $796,159, (ii) interest rate of 8.0% per annum, (iii) a 12 month maturity date, and (iv) convertible into common shares of the Company (the “Conversion Shares”). The conversion price is 90% of the lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading day period ending and including the trading day immediately preceding the delivery of the notice of conversion. The issuance of the Conversion Shares is subject to regulatory and NASDAQ approvals.
Subscription Agreements
On March 23, 2020, the Company entered into subscription agreements by and among the Company and the investors party thereto, including the Advisor, a related party, for the purchase and sale of 725 units (collectively, the “Units” and individually, a “Unit”) for aggregate gross proceeds of $725,000 (the “Offering”), with each Unit consisting of (a) a 6% convertible debenture in the principal amount of $1,000, which is convertible at $0.6495 per share into 1,540 common shares of the Company, and (b) a warrant to purchase 1,540 common shares of the Company exercisable at any time on or before the third year anniversary date at an exercise price of $0.60 per share. The warrant includes a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 5.0% of the issued and outstanding shares of the Company, calculated on a partially converted basis (i.e., assuming the conversion of all rights to receive common shares of the Company held by the warrant holder).
In connection with the Offering and as compensation for the Advisor’s services, the Company issued to the Advisor convertible debentures equal to $58,000 and convertible into 89,320 common shares and with other terms also substantially the same as the investors. The Company received cash proceeds of $575,000 from the Offering, and a participant of the offering, a related party, paid directly $150,000 to a financial consultant for a prepayment of services to the Company. The Company used the remaining proceeds from the Offering for general corporate and working capital purposes.
During the year ended December 31, 2020, the Company converted all of the outstanding convertible debenture balance of $783,000, including the Advisor fee, and issued, in the aggregate, 1,205,820 common shares of the Company, of which $408,000 of convertible debenture was held by related parties, and they were issued in the aggregate 628,320 common shares.
PPP Funds
On April 9, 2020, the Company received loan proceeds in the amount of $667,400 (the “PPP Funds”) and entered into a loan agreement with Citizens National Bank of Texas pursuant to the CARES Act. The CARES Act was established in order to enable small businesses to pay employees during the economic slowdown caused by COVID-19 by providing forgivable loans to qualifying businesses for up to 2.5 times their average monthly payroll costs. The amount borrowed by the Company under the CARES Act is eligible to be forgiven provided that (a) the Company uses the PPP Funds during the eight to twenty-four week period after receipt thereof, and (b) the PPP Funds are only used to cover payroll costs (including benefits), and other allowed expenses. The amount of loan forgiveness will be reduced if, among other reasons, the Company does not maintain staffing or payroll levels. Principal and interest payments on any unforgiven portion of the PPP Funds (the “PPP Loan”) will be deferred for six months and accrue interest at a fixed annual rate of 1.0% and carry a two year maturity date.

On October 5, 2020, the Company submitted the PPP Loan forgiveness application, which is pending approval by the Lender. In accordance with the terms and conditions of the Flexibility Act, the Lender has 60 days from receipt of the completed application to issue a decision to the Small Business Administration (“SBA”). If the Lender determines that the borrower is entitled to forgiveness of some or all of the amount applied for under the statue and applicable regulations, the Lender must request payment from the SBA at the time the Lender issues its decision to the SBA. The SBA will, subject to any SBA review of the loan or loan application, remit the appropriate forgiveness amount to the Lender, plus any interest accrued through the date of payment, not later than 90 days after the Lender issues its decision to the SBA. Although the Company believes it is probable that the PPP Loan will be forgiven, the Company cannot currently provide any objective assurance that it will obtain forgiveness in whole or in part.
Line of credit
The Company has a line of credit agreement with a bank with a maximum borrowing limit, effective July 2, 2019, of $500,000. Borrowings under this agreement bear interest at an interest rate of 6.5% per annum. On March 17, 2021, the line of credit term was extended to August 31, 2021. Borrowings under the line of credit are secured by the inventory and accounts receivable balances of the Company. As of December 31, 2020, the outstanding balance was $406,000.
The line of credit agreement also contains customary insurance requirements, limits on cross collateralization and events of default, including, among other things, failure to make payments, insolvency or bankruptcy, business termination, merger or consolidation or acquisition without written consent, a material impairment of the Lender’s lien in the collateral or in the value of such collateral, or material adverse change to the business that would impair the loan.
8.Preferred Shares
Series E Preferred Shares
On September 17, 2020, the Company filed articles of amendment to create a fifth series of preferred shares, being, an unlimited number of Series E Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. The shareholder of the Series E Preferred Shares, may, at any time, convert all or any Series E Preferred Shares provided that the common shares issuable upon such conversion, together with all other common shares of the Company held by the shareholder in the aggregate, would not cause such shareholder’s ownership of the Company’s common shares to exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company.
Each Series E Preferred Share has a stated value of $1,000 and is convertible into the Company’s common shares at a conversion price equal to the lower of (i) 70% of the average of the three lowest volume weighted average prices of the common shares during the ten trading days immediately preceding, but not including, the conversion date and (ii) $2.00; however, in no event shall the conversion price be lower than $1.00 per share. The Series E Preferred Shares are non-voting and pay dividends at a rate of 8.0% per annum, payable quarterly.
On September 14, 2020, the Company entered into a Securities Purchase Agreement (“Westworld SPA”) with Westworld Financial Capital, LLC (“Westworld”), a beneficial owner, relating to the issuance and sale to the investor of 3,000 shares of the Company’s subsequently established Series E Preferred Shares in a private placement transaction for net proceeds of $2.7 million. On September 23, 2020, the Company entered into an amendment to the Westworld SPA. Under the amendment, Westworld and the Company agreed that to the extent Westworld converts any Series E Preferred Shares into common shares, such common shares shall be prohibited from being voted with respect to any proposal related to the transactions contemplated by the Westworld SPA, including any proposal seeking to obtain shareholder approval of the transactions contemplated by the Westworld SPA in accordance with Nasdaq rules. The Company paid a related party a business advisory fee of $240,000 related to this transaction.
On March 9, 2021, the Company and Westworld entered into an Amendment to the Westworld SPA and on March 23, 2021 the Company issued 250,000 common shares of the Company to Westworld for failure to file a timely registration statement required under the Westworld SPA. In addition, on March 9, 2021, the Company converted 300 Series E Preferred Shares and issued 197,798 common shares of the Company to Westworld.

Series D Preferred Shares
On May 6, 2020, the Company filed articles of amendment to create a fourth series of preferred shares, being, an unlimited number of Series D Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. The Series D Preferred Shares are convertible into our common shares, at a conversion price equal to $0.65, subject to certain anti-dilution adjustments. Each shareholder of the Series D Preferred Shares, may, at any time, convert all or any part of the Series D Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company.
On April 30, 2020, the Company entered into a Securities Purchase Agreement with two investors (the “Purchasers“) relating to the issuance and sale, in the aggregate, of 1,694,000 shares (the “Shares“) of the Company's subsequently established Series D Preferred Shares, no par value and warrants to purchase up to 1,694,000 common shares of the Company in a private placement transaction, in exchange for the assignment to the Company by the investors two convertible notes receivable in the name of Rainmaker held by the investors in an aggregate amount of $1.1 million. The warrants are exercisable at an exercise price equal to $0.92 per common share, subject to adjustments as provided under the terms of the warrants, and are exercisable for a five year period. The warrants include a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 5.0% of the issued and outstanding shares of the Company, calculated on a partially converted basis (i.e., assuming the conversion of all rights to receive common shares of the Company held by the warrant holder). The Series D Preferred Shares are convertible at the option of the holder, subject to certain conditions.
During the year ended December 31, 2020, the Company converted 785,000 shares of the Series D Preferred Shares and issued 785,000 common shares of the Company. As a result of the conversion, one of the Purchasers, Gora Consulting Corp. (“Gora”) is classified as a related party of the Company. Gora participated in the Securities Purchase Agreement by acquiring 847,000 Shares and warrants to purchase 847,000 common shares, in exchange for the assignment to the Company certain promissory notes receivable held by Gora in an aggregate amount of $550,000. During the year ended December 31, 2020, Gora converted 485,000 Series D Preferred Shares and was issued 485,000 common shares of the Company. In addition, on April 21, 2020, the sole owner of Gora entered into a share purchase agreement with an employee of the Company and acquired 211,745 common shares of the Company.
In the first quarter of 2021, the Company converted 895,000 Series D Preferred Shares and issued 895,000 common shares of the Company, which included Gora’s 348,000 Series D Preferred Shares and Gora was issued 348,000 common shares of the Company.
Series C Preferred Shares
On October 30, 2019, the directors of the Company passed a resolution authorizing the filing of articles of amendment to create a third series of preferred shares, being, an unlimited number of Series C Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. On November 6, 2019, the Company filed the Articles of Amendment to create the Series C Preferred Shares. Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series C Preferred Shares, each preferred share are convertible into our common shares, at a conversion rate in effect on the date of conversion. Overland, a related party and the sole shareholder of the Series C Preferred Shares, agreed that it would not exercise its conversion right with respect to its Series C Preferred Shares until the earlier of (i) October 31, 2020 and (ii) such time that we file for bankruptcy or an involuntary petition for bankruptcy is filed against us (unless such petition is dismissed or discharged within 30 days) provided that after such conversion the common shares issuable, together with the aggregate common shares held by Overland would not exceed 19.9% of the total number of outstanding common shares of the Company. At December 31, 2020, the Company has issued and outstanding 1,600,000 Series C Preferred Shares of the Company valued at $1.00 per share.

On October 31, 2020, the Company received notification requesting conversion of the Series C Preferred Shares held by Overland. On March 3, 2021, the Company converted 1,600,000 Series C Preferred Shares and issued two investors in the aggregate 1,440,000 common shares; (i) SBC Investments Ltd. (“SBC”) was issued 720,000 common shares, which Kathryn Fell is sole owner of SBC and has voting power over these common shares; and (ii) Tyrell Global Acquisitions Inc. (“Tyrell”) was issued 720,000 common shares, which Gordon McWilliams is sole owner of Tyrell and has voting power over these common shares.
Series B Preferred Shares
In July 2019, the Company filed of articles of amendment to create a second series of preferred shares, being, an unlimited number of Series B Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. In July 2019, following the filing of the Articles of Amendment to create the Series B Preferred Shares, the Company entered into a share exchange agreement (the “Share Exchange Agreement”) with FBC Holdings to exchange 6,500,000 Series A Preferred Shares held by FBC Holdings for 6,500,000 Series B Preferred Shares. On July 14, 2020, the Company entered into a lock-up agreement (the "Lock-up Agreement") with FBC Holdings with respect to the Series B Preferred Shares of the Company owned by FBC Holdings. Pursuant to the terms of the Lock-up Agreement, FBC Holdings has agreed that for the period of time between (a) July 14, 2020 and (b) the earlier to occur of (i) April 30, 2021 and (ii) the date that is 180 days after a Change of Control (as defined in the Lock-up Agreement), it will not without the prior written consent of the Company convert any of the Series B Preferred Shares into common shares of the Company.
The Series B Preferred Shares (i) are convertible into the Company’s common shares at a conversion rate equal to $1.00 per share, plus accrued and unpaid dividends, divided by an amount equal to 0.85 multiplied by a 15-day volume weighted average price per common share prior to the date the conversion notice is provided (the “Conversion Rate”), subject to a conversion price floor of $0.80, (ii) after November 13, 2020, fixed, preferential, cumulative cash dividends at the rate of 8.0% of the Series B Preferred Shares subscription price per year, and (iii) carry a liquidation preference equal to the subscription price per Series B Preferred Share plus any accrued and unpaid dividends.
In August 2019, the Company issued 343,778 Series B Preferred Shares with a fair value of $343,778 to FBC Holdings in satisfaction of accrued dividends at such date.
Management has determined that the conversion terms of the Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares do not cause the preferred shares to be treated as liability instruments, and accordingly such preferred shares are presented as equity instruments
For the years ended December 31, 2020 and 2019, there was related party interest expense of $142,000 and $292,000, respectively, related to preferred shares dividends.
9.Share Capital
On June 1, 2020, the Company entered into a consulting agreement with GROUPE PARAMEUS CORP (“GROUPE P”) to provide consulting services for one year to the Company in the area of corporate finance, investor communications and financial and investor public relations. As compensation for GROUPE P’s services to be provided pursuant to the consulting agreement, in addition to a prepayment of $150,000 in cash, the Company granted 100,000 restricted stock awards, 100,000 common shares of the Company pursuant to the terms of Regulation D under the Securities Act of 1933, and a non-qualified stock option for the purchase of 50,000 common shares at an exercise price of $2.52 per share with a vest period over six months. On June 16, 2020, the Company issued 200,000 common shares to GROUPE P with a fair value of $504,000.
On April 24, 2020, the Company entered into a consulting agreement with ROK Consulting Inc. (“ROK”) to provide consulting services to the Company in the area of corporate finance, investor communications and financial and investor public relations (the “ROK Consulting Agreement”). As compensation for ROK’s services to be provided pursuant to the ROK Consulting Agreement, in addition to cash compensation, the Company agreed to issue to ROK 375,000 common shares of the Company. On June 19, 2020, the Company issued 150,000 common shares of the Company with a fair value of $360,000 to ROK per the terms of the ROK Consulting Agreement. On August 4, 2020, the Company issued 225,000 common shares of the Company with a fair value of $725,000 to ROK per the terms of the ROK Consulting Agreement.
In May 2020, the Company entered into an equity purchase agreement and registration rights agreement with Oasis Capital, LLC (“Oasis Capital”), to purchase from the Company up to $11.0 million worth of common shares of the Company. Under the purchase agreement, the Company has the right to sell up to $11.0 million of its common shares to Oasis Capital over a 36-month period, upon satisfaction of the conditions in the purchase agreement, including the effectiveness of a resale registration statement filed on Form S-1. The Company will control the timing and amount of any sales to Oasis Capital, and Oasis Capital is obligated to make purchases in accordance with the purchase agreement, upon certain terms and conditions being met. The purchase agreement, which contains a floor price of $1.58 per common share, allows the Company to fund its needs in a more expedient and cost-effective manner, on the pricing terms set forth in the purchase agreement. The equity line is designed to provide capital to the company as it is required. During the year ended December 31, 2020, the Company issued 200,000 common shares to Oasis Capital for gross proceeds of $389,000 under the terms and conditions of the equity purchase agreement. On October 26, 2020, the Company issued 30,000 unregistered common shares of the Company to Oasis Capital in exchange for a waiver from Oasis Capital of its prepayment right under the Oasis promissory note as a result of the Series E Preferred Shares transaction. Subsequent to December 31, 2020, the Company has issued 315,000 common shares to Oasis Capital for gross proceeds of $720,000 under the terms and conditions of the Oasis Capital equity purchase agreement.
In October 2019, the Company entered into a subscription agreement and issued 149,500 common shares of the Company at $1.19 per share to a vendor in exchange for the satisfaction of certain accounts payable. The aggregate amount of the obligations shall be reduced by the cash proceeds actually received by the vendor from the sale of the shares by the vendor.
In October 2019, the Company entered into a related party subscription agreement and issued 330,000 common shares of the Company at $1.07 per share to a vendor in exchange for the satisfaction of certain accounts payable. The aggregate amount of the obligations shall be reduced by the cash proceeds actually received by the vendor from the sale of the shares by the vendor.
In August 2019, the Company entered into a purchase agreement for a private placement to issue 251,823 common shares of the Company, of which 175,765 common shares have been issued, at a purchase price of $1.29 per share for gross proceeds received of $325,000. The Company used the proceeds from the offering for general corporate and working capital purposes.
In July 2019, the Company completed a private placement and issued 240,000 common shares of the Company at a purchase price of $2.00 per share for gross proceeds of $480,000. The Company used the proceeds from the offering for general corporate and working capital purposes.

The Company has unlimited authorized shares of common shares at no par value. At December 31, 2020, the Company had the following outstanding warrants to purchase common shares:

Date issued	Contractual life (years)	Exercise price per share	Number outstanding		Expiration
March 2016	5	$500.00	150		March 4, 2021
August 2017	5	$42.00	37,500		August 11, 2022
August 2017	5	$42.00	11,876		August 16, 2022
August 2017	5	$42.00	25,625		August 22, 2022
April 2018	5	$5.60	111,563		April 17, 2023
March 2020	3	$0.60	905,820		March 23, 2023
April 2020	5	$0.92	1,694,000		April 30, 2025
			2,786,534	(1)
_______________
(1)Includes 1,860,320 of warrants to purchase common shares, in the aggregate, outstanding to related parties at December 31, 2020.

Subsequent to December 31, 2020, the Company issued 743,820 common shares of the Company for the exercise of warrants and received $478,000 in proceeds.

10.Equity Incentive Plans
As of December 31, 2020, a total of 1,255,860 common shares are authorized for issuance with respect to awards granted under the 2015 Plan (not including shares subject to terminated awards under our Second Amended and Restated Stock Option Plan that become available for issuance under the 2015 Plan). In addition, the share limit will automatically increase on the first trading day in January of each calendar year during the term of the 2015 Plan by an amount equal to the lesser of (i) 10% of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the Board. The 2015 Plan authorizes the board of directors to grant stock and options awards to directors, employees and consultants. As of December 31, 2020, the Company had approximately 51,500 share-based awards available for future grant.
The Company’s Employee Stock Purchase Plan (“ESPP”) authorizes the purchase of up to 37,500 common shares by employees under the plan. As of December 31, 2020 and 2019, there were no offering periods available to employees.

Stock Options
The options granted in 2020 were issued to non-employees for future services performed. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, using expected volatility of 125%, risk-free interest rate of .195% and expected term of 18 months. The expected volatility was based on the Company’s historical share price. The risk-free interest rate is determined based upon a constant maturity U.S. Treasury security with a contractual life approximating the expected term of the option. The expected term of options granted is based on term of the award. Option awards can be granted for a maximum term of up to ten years.
Option activity is summarized below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2019	20,050	$199.06
Granted	—	$—
Exercised	—	$—
Forfeited	(17,450)	$160.93
Options outstanding at December 31, 2019	2,600	$781.19
Granted	130,000	$2.52
Exercised	(30,000)	$2.52
Forfeited	(1,425)	$995.07
Options outstanding at December 31, 2020	101,175	$8.94	5.4	$—
Vested and expected to vest at December 31, 2020	101,175	$8.94	5.4	$—
Exercisable at December 31, 2020	101,175	$8.94	5.4	$—
Restricted Stock Units
The following table summarizes information about RSU activity:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding — January 1, 2019	53,004	$31.21
Granted	100,000	$2.51
Vested and released	(131,541)	$9.68
Forfeited	(665)	$64.95
Outstanding — December 31, 2019	20,798	$4.99
Granted	—	$—
Vested and released	(20,420)	$3.82
Forfeited	(378)	$68.02
Outstanding — December 31, 2020	—	$—
The estimated fair value of RSUs was based on the market value of the Company’s common shares on the date of grant. RSUs typically vest over a three-year period from the original date of grant. The total grant date fair value of RSUs vested during the years ended December 31, 2020 and 2019 was approximately $0.1 million and $1.3 million, respectively. The fair value of RSUs vested during the years ended December 31, 2020 and 2019 was approximately $17,000 and $0.2 million, respectively.

Outside of 2015 Equity Incentive Plan
On March 26, 2019, the Board of Directors of the Company approved and granted 100,000 RSUs outside of the 2015 Plan to an employee. The RSUs have an estimated fair value of $2.51 per unit and fully vested in 2019.
Restricted Stock Awards
During 2020 and 2019, the Company granted restricted stock awards (“RSA”) to certain employees, directors and consultants in lieu of cash payment for services performed. The estimated fair value of the RSAs was based on the market value of the Company’s common shares on the date of grant. The RSAs were fully vested on the date of grant. The fair value of the RSAs vested during the years ended December 31, 2020 and 2019 was approximately $0.8 million and $0.2 million, respectively.
The following table summarizes information about RSA activity:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding — January 1, 2019	—	$—
Granted	194,000	$1.20
Vested	(194,000)	$1.20
Outstanding — December 31, 2019	—	$—
Granted	400,841	$1.92
Vested	(400,841)	$1.92
Outstanding — December 31, 2020	—	$—
Share-Based Compensation Expense
The Company recorded the following compensation expense related to its share-based compensation awards (in thousands):

	Year Ended December 31,
	2020	2019
Cost of sales	$—	$—
Sales and marketing	2	279
Research and development	3	61
General and administrative	—	297
Total share-based compensation expense	$5	$637
As of December 31, 2020, there was no unrecognized compensation expense related to unvested equity-based compensation awards.

11.Net Loss per Share
Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the period. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.
Anti-dilutive common share equivalents excluded from the computation of diluted net loss per share were as follows:

	December 31,
	2020	2019
Preferred shares	9,355,778	8,443,778
Common share purchase warrants	2,786,534	205,562
Restricted stock not yet vested or released	—	20,798
Options outstanding	101,175	2,600
12.Income Taxes
The Company is subject to taxation in Canada and also in certain foreign tax jurisdictions. The Company's tax returns for calendar year 2012 and forward are subject to examination by the Canadian tax authorities. The Company's tax returns for fiscal year 2006 and forward are subject to examination by the U.S. federal and state tax authorities.
The Company recognizes the impact of an uncertain income tax position on its income tax return at the largest amount that is “more likely than not” to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained.
At December 31, 2020, there were no unrecognized tax benefits. The Company believes it is reasonably possible that, within the next 12 months, the amount of unrecognized tax benefits may remain unchanged. The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. The Company had no material accrual for interest and penalties on its consolidated balance sheets at December 31, 2020 and 2019, and recognized no interest and/or penalties in the consolidated statements of operations for the years ended December 31, 2020 and 2019.
The components of loss before income taxes were as follows (in thousands):

	Year Ended December 31,
	2020	2019
Domestic	$(4,550)	$(1,815)
Foreign	(1,229)	(2,466)
Total	$(5,779)	$(4,281)

A reconciliation of income taxes computed by applying the federal statutory income tax rate of 26.5% to loss before income taxes to the total income tax benefit reported in the accompanying consolidated statements of operations is as follows (in thousands):

	Year Ended December 31,
	2020	2019
Income tax at statutory rate	$(1,531)	$(1,134)
Foreign rate differential	(37)	(77)
Change in valuation allowance	1,588	15,104
Share-based compensation expense	—	85
Prior year true-ups	119	(13,371)
Other differences	(135)	(607)
Provision for income taxes	$4	$—
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

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss and capital loss carryforwards	$26,539	$25,064
Intangible assets	2,381	2,319
Share-based compensation	1	28
Other	992	893
Deferred tax assets, gross	29,913	28,304
Valuation allowance for deferred tax assets	(29,854)	(28,246)
Deferred tax assets, net of valuation allowance	59	58
Deferred tax liabilities:
Indefinite-lived intangible assets	(74)	(74)
Deferred tax liabilities	(74)	(74)
Net deferred tax liabilities	$(15)	$(16)
Net deferred tax liabilities is included in other non-current liabilities. At December 31, 2020, the Company had Canadian net operating loss carryforwards of $41.0 million. These carryforwards will begin expiring in 2031, unless previously utilized. At December 31, 2020, the Company had U.S. federal net operating loss carryforwards of $11.8 million that begin expiring in 2034 unless previously utilized, except for $8.1 million that have no expiration date. The Company also has net capital loss carryforwards in Canada of $99.6 million, which are available indefinitely to offset taxable capital gains.

13.Related Party Transactions
In February 2020, the Company entered into a business advisory agreement (the “Torrington Advisory Agreement”) with Torrington. Under the Torrington Advisory Agreement, Torrington is to receive certain consideration in the event the Company enters into a business combination. In September 2020, the Company and Torrington entered into Amendment No. 1 to the Business Advisory Agreement (the “Torrington Amendment”). Under the Torrington Amendment, the parties agreed that if the Company closed on its merger with Rainmaker pursuant to the Agreement and Plan of Merger, dated July 14, 2020, Torrington shall receive 1,800,000 common shares of the Company as compensation under the Torrington Advisory Agreement, subject to regulatory and NASDAQ approvals. On February 12, 2021, the Rainmaker Merger Agreement was terminated as the Company was unable to obtain all necessary regulatory approvals relating to the proposed transaction prior to the agreed date of January 31, 2021.
1542082 Ontario Limited (“1542082 Ontario”), an investor participating in the March 23, 2020 offering, held enough common shares of the Company be classified as a related party. 1542082 Ontario acquired 231,000 common shares of the Company in the March 23, 2020 offering. In March 2020, 1542082 Ontario, paid on the Company’s behalf $150,000 directly to a business advisor for a prepayment of future services to the Company.
In October 2019, the Company entered into a conversion agreement by and among the Company, HVE and Overland under which Overland agreed to convert the following debt, accrued payables and prepayment of future goods and services into 1,600,000 Series C Preferred Shares of the Company valued at $1.00 per share: (i) principal and accrued interest of $520,000 under the Secured Promissory Note dated November 13, 2018 by and among the Company, HVE and Overland; (ii) accrued fees of $632,000 under the TSA dated November 13, 2018 by and among the Company and Overland; and (iii) prepayment of $448,000 for future goods and services under the TSA.
In November 2018, the Company entered into a TSA to facilitate an orderly transition process for the divestiture of Overland. The TSA has terms ranging from up to 24 months depending on the service. As of December 31, 2020, the TSA has a remaining prepaid balance of $115,000. Net expense incurred by the Company related to the TSA was approximately $230,000 and $525,000 for the years ended December 31, 2020 and 2019, respectively, and was included in continuing operations.
In August 2019, the Company entered into agreements with certain executives of the Company and the Company’s Board of Directors to extinguish certain accrued liabilities. The Company wrote off $1.7 million of outstanding liabilities and recorded a gain on forgiveness of liabilities, which is included in other income (expense), net.
As of December 31, 2020 and 2019, accounts payable and accrued liabilities included $247,000 and $207,000, respectively, due to related parties.
14.Commitments and Contingencies
Leases
As of December 31, 2020, the Company has no right-to-use lease assets or liabilities.
Rent expense under non-cancelable operating leases is recognized on a straight-line basis over the respective lease terms and was none and $0.2 million for the years ended December 31, 2020 and 2019, respectively. The Company vacated such premise in September 2019.
Letters of credit
During the ordinary course of business, the Company provides standby letters of credit to third parties as required for certain transactions initiated by the Company. As of December 31, 2020, the Company’s had no outstanding standby letters of credit.

Warranty and Extended Warranty
The Company had $0.2 million and $0.3 million in deferred costs included in other current and non-current assets related to deferred service revenue at December 31, 2020 and 2019, respectively. Changes in the liability for product warranty and deferred revenue associated with extended warranties and service contracts were as follows (in thousands):

	Product Warranty	Deferred Revenue
Liability at January 1, 2019	$22	$1,471
Settlements made during the period	—	(1,087)
Change in liability for warranties issued during the period	—	725
Change in liability for pre-existing warranties	(22)	—
Liability at December 31, 2019	—	1,109
Settlements made during the period	—	(817)
Change in liability for warranties issued during the period	—	447
Change in liability for pre-existing warranties	—	—
Liability at December 31, 2020	$—	$739
Current liability	$—	$438
Non-current liability	—	301
Liability at December 31, 2020	$—	$739
Litigation
The Company is, from time to time, subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending proceedings will not have a material effect on the Company’s results of operations, financial position or cash flows.
In January 2018, Mr. Vito Lupis filed a statement of claim in the Ontario Court of Justice alleging, among other things, breach of contracts, deceit and negligence against Mr. Giovanni J. Morelli, a former officer of the Company, and vicarious liability against the Company, in connection with stock purchase agreements and other related agreements that would have been entered into between Mr. Lupis and the Company in 2012. In March 2019, the Company and Mr. Lupis entered into a settlement agreement pursuant to which the Company has agreed to pay Mr. Lupis certain consideration, which is included in general and administrative expense, in exchange for a dismissal of the action. At December 31, 2020, the Company has a judgment against it for the outstanding balance of the settlement. In March 2021, the Company paid the outstanding balance of the settlement in exchange for a release of all claims.
In April 2015, we filed a proof of claim in connection with bankruptcy proceedings of V3 Systems, Inc. (“V3”) based on breaches by V3 of the Asset Purchase Agreement entered into between V3 and the Company dated February 11, 2014 (the “APA”). On October 6, 2015, UD Dissolution Liquidating Trust (“UD Trust”), post-confirmation liquidating trust established by V3’s plan of liquidation, filed a complaint against us and certain of our current and former directors in the U.S. Bankruptcy Court for the District of Utah Central Division objecting to our proof of claim and asserting claims for affirmative relief against us and our directors. This complaint alleges, among other things, that Sphere 3D breached the APA and engaged in certain other actions and/or omissions that caused V3 to be unable to timely sell the Sphere 3D common shares received by V3 pursuant to the APA. The UD Trust seeks, among other things, monetary damages for the loss of the potential earn-out consideration, the value of the common shares held back by us pursuant to the APA and costs and fees.

In March 2018, UD Trust filed a complaint in U.S. District Court for the Northern District of California (“California Complaint”) asserting that two transactions involving the Company constitute fraudulent transfers under federal and state law. First, UD Trust alleges that the consolidation of the Company’s and its subsidiaries’ indebtedness to the Cyrus Group into a debenture between FBC Holdings and the Company in December 2014 constitutes a fraudulent transfer. Second, UD Trust alleges that the Share Purchase Agreement constitutes a fraudulent transfer, and seeks to require that the proceeds of the transaction be placed in escrow until the V3 litigation is resolved. The California Complaint also asserts a claim against the Company’s former CEO for breach of fiduciary duty, and a claim against the Cyrus Group for aiding and abetting breach of fiduciary duty. On July 25, 2018, we filed a motion seeking to dismiss all of the claims asserted against the Company and its former CEO. On the same day, the Cyrus Group filed a motion seeking to dismiss all claims asserted against the Cyrus Group. The UD Trust voluntarily dismissed this case without prejudice on February 5, 2020.
On October 22, 2019, UD Trust filed an amended complaint in the Delaware Bankruptcy Court. The amended complaint includes all of the claims and parties in the original complaint first filed in October 2015 in the Utah Bankruptcy Court as well as the claims and additional parties in the California Complaint. We continue to believe this lawsuit to be without merit and intend to vigorously defend against the action. On February 10, 2020, we filed a renewed motion seeking to dismiss the majority of the claims asserted by the UD Trust in the amended complaint. On that same day, we also filed a counterclaim against the UD Trust in which we allege that V3 breached numerous provisions of the APA. The Company’s current and former officers and directors that were named as defendants in the amended complaint as well as the Cyrus Group all filed motions seeking to dismiss all claims that the UD Trust alleged against them. The parties have completed briefing of these matters, have requested oral argument, and are waiting for the court to schedule argument, or decide the motion.

15.Segmented Information
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
Information about Products and Services
The following table summarizes net revenue (in thousands):

	Year Ended December 31,
	2020	2019
Disk systems	$2,347	$3,086
Service	2,501	2,493
Total	$4,848	$5,579
Information about Geographic Areas
The Company markets its products domestically and internationally. Revenue is attributed to the location to which the product was shipped. The Company divides its worldwide sales into three geographical regions: Americas; APAC, consisting of Asia Pacific countries; and EMEA consisting of Europe, the Middle East and Africa.
The following table summarizes net revenue by geographic area (in thousands):

	Year Ended December 31,
	2020	2019
Americas	$4,844	$5,023
APAC	—	356
EMEA	4	200
Total	$4,848	$5,579

16.Subsequent Events
PPP Funds
On February 3, 2021, the Company received additional PPP Funds in the amount of $447,400 and entered into a loan agreement with Citizens National Bank of Texas pursuant to the CARES Act. The amount borrowed by the Company under the CARES Act is eligible to be forgiven provided that (a) the Company uses the PPP Funds during the eight to twenty-four week period after receipt thereof, and (b) the PPP Funds are only used to cover payroll costs (including benefits), and other allowed expenses. The amount of loan forgiveness will be reduced if, among other reasons, the Company does not maintain staffing or payroll levels. Principal and interest payments on any unforgiven portion of the PPP Loan will be deferred for 16-months, accrue interest at a fixed annual rate of 1.0% and carry a five-year maturity date.
Nasdaq Listing
On February 17, 2021, the Company was notified by Nasdaq that the Nasdaq Listing Qualifications Staff issued a public letter of reprimand to the Company based upon the Company's failure to comply with the Listing Rule 5620(c) (the "Quorum Rule") during the period of time that it was no longer a foreign private issuer and could not rely on home country practice in the alternative to the Quorum Rule. The Company's By-laws required a quorum of at least 25%, instead of the 33 1/3% threshold required for a domestic issuer by the Quorum Rule. This oversight and rule violation was caused by the fact that the Company no longer qualified as a foreign private issuer during 2020 and 2019. On January 1, 2021, the Company once again qualified as a foreign private issuer, and therefore the Company once again intends to rely on home country practice in lieu of the Quorum Rule.
RSA Grants
In February 2021, the Company issued restricted stock awards for payment to certain vendors for product and services previously received and issued 101,880 common shares of the Company for a value of $279,000.

EXHIBIT LIST

Exhibit		Filed	Incorporated by Reference
Number	Description	Herewith	Form	File No.	Date Filed

1.1	Certificate and Articles of Amalgamation		6-K	001-36532	3/25/2015

1.2	Certificate of Amendment to the Articles of Amalgamation of the Company		6-K	001-36532	7/17/2017

1.3	Certificate of Amendment to the Articles of Amalgamation of the Company		8-K	001-36532	10/2/2018

1.4	Certificate of Amendment to the Articles of Amalgamation of the Company		8-K	001-36532	11/5/2018

1.5	Certificate of Amendment to the Articles of Amalgamation of the Company		8-K	001-36532	11/14/2018

1.6	Certificate of Amendment to the Articles of Amalgamation of the Company		8-K	001-36532	7/12/2019

1.7	Certificate of Amendment to the Articles of Amalgamation of the Company		8-K	001-36532	11/8/2019

1.8	Certificate of Amendment to the Articles of Amalgamation of the Company		8-K	001-36532	5/8/2020

1.9	Certificate of Amendment to the Articles of Amalgamation of the Company		8-K	001-36532	9/29/2020

1.10	Certificate of Amendment to the Articles of Amalgamation of the Company		6-K	001-36532	1/7/2021

1.11	By-Law No. 1, as Amended		6-K	001-36532	7/17/2017

1.12	By-Law No. 2		6-K	001-36532	5/12/2017

2.1	Specimen certificate evidencing Common Shares		F-3	333-210735	4/13/2016

2.2	Description of Securities	X

4.1	Form of Warrant		6-K	001-36532	8/15/2017

4.2	Form of Warrant		8-K	001-36532	4/17/2018

4.3	Promissory Note and Security Agreement dated December 19, 2018 between HVE Inc., a subsidiary of Sphere 3D Corp., and Citizens National Bank of Texas		10-K	001-36532	4/1/2019

4.4	Debt Modification Agreement dated July 2, 2019 between between HVE Inc., a subsidiary of Sphere 3D Corp., and Citizens National Bank of Texas		10-Q	001-36532	8/14/2019

4.5	Share Exchange Agreement between FBC Holdings SARL and Sphere 3D Corp. dated July 12, 2019		8-K	001-36532	7/12/2019

4.6	Transition Services Agreement dated November 13, 2018 between the Company and Overland Storage, Inc.		10-K	001-36532	4/1/2019

4.7+	Sphere 3D Corp. Second Amended and Restated Stock Option Plan		F-4	333-197569	7/23/2014

4.8+	Sphere 3D Corp. 2015 Performance Incentive Plan, as amended		10-Q	001-36532	5/15/2019

4.9+	Form of Inducement Restricted Stock Unit Agreement		S-8	333-209251	2/1/2016

4.10+	Form of Executive Inducement Restricted Stock Unit Agreement		S-8	333-209251	2/1/2016

Exhibit		Filed	Incorporated by Reference
Number	Description	Herewith	Form	File No.	Date Filed

4.11+	Form of Executive Stock Option Agreement		10-K	001-36532	3/21/2018

4.12+	Sphere 3D Corp. Employee Stock Purchase Plan, as amended		S-8	333-205236	1/29/2018

4.13+	Offer of Employment Letter between Sphere 3D Corp. and Joseph O’Daniel dated January 25, 2017		10-K	001-36532	4/1/2019

4.14+	Form of Officer and Director Indemnity Agreement		10-K	001-36532	4/1/2019

4.15+	Employment Agreement between Sphere 3D Corp. and Peter Tassiopoulos dated August 15, 2019		8-K	001-36532	8/21/2019

4.16+	Amended and Restated Retention Agreement between Sphere 3D Corp. and Joseph O’Daniel dated September 15, 2019		10-Q	001-36532	11/14/2019

4.17+	Form of Change of Control Agreement between Sphere 3D Corp. and Cheemin Bo-Linn, Vic Mahadevan and Duncan McEwan dated August 15, 2019		10-Q	001-36532	11/14/2019

4.18+	Change of Control Agreement between the Company and Kurt Kalbfleisch dated August 15, 2019		10-Q	001-36532	11/14/2019

4.19	Form of Subscription Agreement		8-K	001-36532	3/27/2020

4.20	Form of Warrant		8-K	001-36532	3/27/2020

4.21	Form of Purchase Agreement		8-K	001-36532	5/4/2020

4.22	Form of Warrant		8-K	001-36532	5/4/2020

4.23	Extension Letter dated March 3, 2020 between between HVE Inc., a subsidiary of Sphere 3D Corp., and Citizens National Bank of Texas		10-K	001-36532	5/14/2020

4.24	Business Advisory Agreement between Sphere 3D Corp. and Torrington Financial Services Ltd. dated February 13, 2020		10-K	001-36532	5/14/2020

4.25	Letter dated October 31, 2019 to Sphere 3D Corp. from FBC SARL Regarding Series B Preferred Shares		10-K	001-36532	5/14/2020

4.26	U.S. Small Business Administration Note dated April 9, 2020 between the Company and Citizens National Bank of Texas		10-K	001-36532	5/14/2020

4.27	Equity Purchase Agreement, dated May 15, 2020, by and between Sphere 3D Corp. and Oasis Capital, LLC		8-K	001-36532	5/19/2020

4.28	Registration Rights Agreement, dated May 15, 2020, by and between Sphere 3D Corp. and Oasis Capital, LLC		8-K	001-36532	5/19/2020

4.29	Amendment to Equity Purchase Agreement, dated June 18, 2020, by and between Sphere 3D Corp. and Oasis Capital, LLC		10-Q	001-36532	6/24/2020

4.30	Extension Letter dated June 9, 2020 between HVE Inc., a subsidiary of Sphere 3D Corp., and Citizens National Bank of Texas		10-Q	001-36532	6/24/2020

4.31	Consulting Agreement, dated June 1, 2020, by and between Groupe Parameus Corp and Sphere 3D Corp.		10-Q	001-36532	6/24/2020

4.32	Lock-Up Letter between the Company and FBC Holdings Sárl dated July 14, 2020		8-K	001-36532	7/17/2020

4.33	Securities Purchase Agreement, dated July 28, 2020, between the Company and Oasis Capital, LLC		8-K	001-36532	7/31/2020

Exhibit		Filed	Incorporated by Reference
Number	Description	Herewith	Form	File No.	Date Filed
4.34*	Share Purchase Agreement, dated August 3, 2020, between the Company and Dale Allan Peters		8-K	001-36532	8/7/2020

4.35	Amendment to Transition Service Agreement between the Company and Overland Storage, Inc. dated June 30, 2020		10-Q	001-36532	8/14/2020

4.36	Promissory Note, dated August 27, 2020, between the Company and O’Melveny & Myers LLP		8-K	001-36532	9/2/2020

4.37	Form of Purchase Agreement dated September 14, 2020		8-K	001-36532	9/18/2020

4.38	Senior Secured Convertible Promissory Note, dated September 14, 2020, between the Company and Rainmaker Worldwide Inc.		8-K	001-36532	9/18/2020

4.39	Amendment No. 1 to Business Advisory Agreement, dated September 25, 2020, between the Company and Torrington Financial Services Limited		8-K	001-36532	9/29/2020

4.40	Amendment to Purchase Agreement dated September 23, 2020		8-K	001-36532	9/29/2020

4.41	Extension Letter dated October 30, 2020 between HVE Inc., a subsidiary of Sphere 3D Corp., and Citizens National Bank of Texas		10-Q	001-36532	11/16/2020

4.42	Amendment to Equity Purchase Agreement dated January 4, 2021 by and between Sphere 3D Corp. and Oasis Capital, LLC		6-K	001-36532	1/7/2021

4.43	Amendment to Purchase Agreement dated March 9, 2021		6-K	001-36532	3/18/2021

4.44	Exchange Agreement and Convertible Promissory Note dated March 10, 2021		6-K	001-36532	3/18/2021

4.45	U.S. Small Business Administration Note dated February 3, 2021 between the Company and Citizens National Bank of Texas		6-K	001-36532	3/18/2021

4.46	Extension Letter dated March 17, 2021 between HVE Inc., a subsidiary of Sphere 3D Corp., and Citizens National Bank of Texas	X

4.47	Fee Agreement dated April 2, 2021 between Sphere 3D Corp. and O’Melveny & Myers LLP	X

8.1	Subsidiaries of Registrant	X

11.1	Code of Business Conduct and Ethics Policy		6-K	001-36532	4/1/2015

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

15.1	Consent of Independent Registered Public Accounting Firm	X

15.2	Letter of Moss Adams LLP		8-K	001-36532	7/31/2019

101.INS	XBRL Instance Document	X

Exhibit		Filed	Incorporated by Reference
Number	Description	Herewith	Form	File No.	Date Filed

101.SCH	XBRL Taxonomy Extension Schema	X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase	X

101.DEF	XBRL Taxonomy Extension Definition Linkbase	X

101.LAB	XBRL Taxonomy Extension Label Linkbase	X

101.PRE	XBRL Taxonomy Presentation Linkbase	X

104	Cover Page Interactive Data File (formatted as inline XBRL as contained in Exhibit 101)	X
_______________

* Certain schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.
+ Management contract or compensation plan or arrangement.