Form 20-F
period 2021-12-31
Sphere 3D Corp
filed 2022-03-31
CIK 1591956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report: 63,566,403 common shares as of December 31, 2021.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐             Accelerated filer ☐
Non-accelerated filer ☒            Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒ International Financial Reporting Standards as issued     Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

SPHERE 3D CORP.
FORM 20-F ANNUAL REPORT

GENERAL PRESENTATION MATTERS
Any reference to the “Company”, “Sphere 3D”, “we”, “our”, “us”, or similar terms refers to Sphere 3D Corp. and its subsidiaries. The information, including any financial information, disclosed in this Annual Report of Foreign Issuer on Form 20-F (the “Annual Report”) is stated as at December 31, 2021 or for the year ended December 31, 2021, as applicable, unless otherwise indicated. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars and references to “$” are to the lawful currency of the United States (“U.S.”).
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
FORWARD-LOOKING INFORMATION
This Annual Report contains forward-looking information that involves risks and uncertainties. This forward-looking information includes, but is not limited to, statements with respect to management’s expectations regarding the future growth, results of operations, performance and business prospects of Sphere 3D. This forward-looking information relates to, among other things, the Company’s future business plans and business planning process, the Company’s uses of cash, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions.
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
References to “Notes” are to the notes included in our Notes to Consolidated Financial Statements.

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
Risks Related to our Business
Failure to complete the Merger (as defined below) could negatively impact our business, financial condition, results of operations or stock price.
On June 3, 2021, we entered into an Agreement and Plan of Merger, which was subsequently amended on December 29, 2021 (the “Merger Agreement”), which we agreed to acquire all of the issued and outstanding capital stock of Gryphon Digital Mining, Inc. (“Gryphon”) through a merger transaction (the “Merger”), in which Sphere GDM Corp., a Delaware corporation and a wholly-owned subsidiary of Sphere 3D (“Merger Sub”), will merge with and into Gryphon, with Gryphon surviving under the name Gryphon Digital Mining USA, Inc., as a wholly-owned direct subsidiary of Sphere 3D, and Sphere 3D will issue common shares in exchange for all of the issued and outstanding capital stock of Gryphon. Completion of the Merger is conditioned upon the satisfaction of certain closing conditions, including the approval by our shareholders, as set forth in the Merger Agreement. Either we or Gryphon has the right to terminate the Merger Agreement at any time after March 31, 2022 after providing requisite notice to the other party in accordance with the Merger Agreement. There continues to remain outstanding items relating to the Merger that remain under review by our board of directors. The required conditions to closing may not be satisfied in a timely manner, if at all, or, if permissible, waived. If the Merger is not consummated for these or any other reason, our ongoing business may be adversely affected and will be subject to a number of risks and consequences, including the following:
•we will be required to forgive the promissory note evidencing the loans by us to Gryphon in the aggregate principal amount of $12.5 million and to issue and deliver to Gryphon 850,000 of our common shares that are currently held in escrow for the benefit of Gryphon;

•we will be required to pay a portion of the substantial fees and expenses that we incurred related to the Merger, such as legal, accounting, printing and fees and expenses of other professionals retained in connection with the Merger, even if the Merger is not completed and, except in certain circumstances, we may not be able to recover such fees and expenses from Gryphon;
•under the Merger Agreement, we are subject to certain restrictions on the conduct of our business prior to completing the Merger, which restrictions could adversely affect our ability to realize certain of our business strategies, including our ability to enter into additional acquisitions or other strategic transactions while the Merger is pending;
•matters relating to the Merger may require substantial commitments of time and resources by our management, which could otherwise have been devoted to other opportunities that may have been beneficial to us;
•the market price of our common shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;
•we may experience negative reactions to the termination of the Merger from customers, clients, business partners, lenders and employees; and
•we would not realize any of the anticipated benefits of having completed the Merger.
In addition, any delay in the consummation of the Merger, or any uncertainty about the consummation of the Merger, may adversely affect our future business, growth, revenue, liquidity and results of operations.
Sphere 3D may not realize anticipated growth opportunities.
We expect that we will realize growth opportunities and other financial and operating benefits as a result of the Merger; however, we cannot predict with certainty if or when these growth opportunities and benefits will occur, or the extent to which they actually will be achieved.
If the Merger is consummated, Gryphon’s existing stockholders will, assuming no conversion of the outstanding Series H Preferred Shares, or until such conversion, control us, and their interests may conflict with yours in the future.
If the Merger is consummated, Gryphon’s existing stockholders will own a majority of our outstanding common shares immediately following the closing of the anticipated Merger, assuming that the shares issuable upon the conversion of the Series H Preferred Shares in connection with the Hertford Transaction are not issued prior to such time and assuming additional preferred shares issuable pursuant to the NuMiner Agreement are not issued prior to such time. Each Sphere 3D common share initially entitles its holders to one vote on all matters presented to shareholders generally. Accordingly, those owners, if voting in the same manner, will be able to control the election and removal of the majority of our directors and thereby determine corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of the articles and by-laws and other significant corporate transactions for so long as they retain significant ownership. This concentration of ownership may delay or deter possible changes in control of us, which may reduce the value of an investment in our common shares. If, and so long, as Gryphon’s existing stockholders continue to own a significant amount of the combined voting power, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions. After giving effect to the issuance of our common shares to Hertford in connection with the possible conversion of the Series H Preferred Shares owned by Hertford, Gryphon will have less influence and ability to control the decisions of us.

Nasdaq may not continue to list our securities on its exchange, and if they do continue to be listed, we may be unable to satisfy Nasdaq listing requirements in the future, which could limit investors’ ability to effect transactions in our securities and subject it to additional trading restrictions.
As a result of the proposed Merger, we intend to re-apply for listing of our shares and warrants on the Nasdaq Capital Market. While we will apply to have our shares and warrants listed on Nasdaq upon consummation of the Merger, it must meet Nasdaq’s initial listing requirements. We may be unable to meet those requirements. Even if our securities are listed on Nasdaq following the Merger, we may be unable to maintain the listing of our securities in the future.
If we fail to meet the initial listing requirements and Nasdaq does not list our securities on its exchange, or if we are delisted, there could be significant material adverse consequences to us, including:
•a limited availability of market quotations for our securities;
•a limited amount of news and analyst coverage for us; and
•a decreased ability to obtain capital or pursue acquisitions by issuing additional equity or convertible securities.
If consummated, the Merger will result in changes to our board of directors and management that may affect the strategy and operations of the combined company as compared to that of Gryphon and Sphere 3D as they currently exist.
If the Merger is completed, the composition of our board of directors and management team will change. Upon completion of the Merger, our board of directors will be comprised of seven members. Our board of directors currently consists of four members, and upon the closing of the Merger, certain members of our board of directors are anticipated to resign and additional board members designated by Gryphon will be appointed to our board of directors.
There is no assurance that our newly-constituted board of directors and new management will function effectively as a team or be able to execute our business plan and operations to maximize profitability, and that there will not be any adverse effect on our business as a result.
The loss of management personnel and other key employees could adversely affect the future business and operations.
If the Merger is consummated, the combined company will be dependent on the experience and industry knowledge of Gryphon and Sphere 3D officers and other key employees to execute its business plans. Our success after the Merger will depend in part upon our ability to retain key management personnel and other key employees of both Sphere 3D and Gryphon as well as upon the ability of our new management to execute operationally after the Merger. Gryphon’s and our current and prospective employees may experience uncertainty about their roles within Sphere 3D following the Merger or other concerns regarding our operations following the Merger, any of which may have an adverse effect on our ability to attract or retain key management and other key personnel. Accordingly, no assurance can be given that Gryphon and Sphere 3D will be able to attract or retain key management personnel and other key employees until the Merger is consummated or following the Merger to the same extent that Gryphon and Sphere 3D have previously been able to attract or retain such employees.
We will continue to incur substantial costs and obligations as a result of being a public company.
As a publicly-traded company, we will continue to incur significant legal, accounting and other expenses. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), regulations related thereto and the rules and regulations of the United States Securities and Exchange Commission (“SEC”) and Nasdaq, have increased the costs and the time that must be devoted to compliance matters. We expect these rules and regulations will increase our legal and financial costs and lead to a diversion of management time and attention from revenue-generating activities.

We may issue additional shares or other equity securities without your approval, which would dilute your ownership interest in us and may depress the market price of our common shares.
We may issue additional shares or other equity securities in the future in connection with, among other things, future acquisitions, repayment of outstanding indebtedness or grants without shareholder approval in a number of circumstances.
The issuance of additional shares or other equity securities could have one or more of the following effects:
•our existing shareholders’ proportionate ownership interest will decrease;
•the amount of cash available per share, including for payment of dividends in the future, may decrease;
•the relative voting strength of each previously outstanding share may be diminished; and
•the market price of our common shares may decline.
If the Merger is consummated, and our performance following the Merger does not meet market expectations, the price of our common shares may decline.
If our performance following the Merger does not meet market expectations, the price of our common shares may decline. The market value of our common shares at the time of the Merger may vary significantly from the price of our common shares on the date the Merger Agreement was executed, the date of this Annual Report, or the date on which our shareholders vote on the Merger. Because the number of our common shares issued as consideration in the Merger will not be adjusted to reflect any changes in the market price of our common shares, the value of our common shares issued in the Merger may be higher or lower than the values of our shares on earlier dates.
In addition, following the Merger, fluctuations in the price of our common shares could contribute to the loss of all or part of your investment. Prior to the Merger, there has not been a public market for the equity interests of Gryphon, and trading in its common stock has not been active. Accordingly, the valuation ascribed to Gryphon and Sphere 3D common shares in the Merger may not be indicative of the price that will prevail in the trading market following the Merger. If an active market for our common shares develops and continues, the trading price of our shares following the Merger could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our common shares and our common shares may trade at prices significantly below the price you paid for them.
Factors affecting the trading price of our common shares following the Merger may include:
•actual or anticipated fluctuations in our financial results or the financial results of companies perceived to be similar to it;
•changes in the market’s expectations about our operating results;
•success of competitors;
•our operating results failing to meet market expectations in a particular period;
•changes in financial estimates and recommendations by securities analysts concerning us;
•operating and share price performance of other companies that investors deem comparable to us;
•our ability to market new and enhanced products on a timely basis;
•changes in laws and regulations affecting our business;
•commencement of, or involvement in, litigation involving us;
•changes in our capital structure, such as future issuances of securities or the incurrence of debt;
•the volume of our shares available for public sale;

•any significant change in our board or management;
•sales of substantial amounts of shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and
•general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.
Broad market and industry factors may depress the market price of our common shares irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for technology, bitcoin mining or sustainability-related stocks or the stocks of other companies that investors perceive to be similar to us could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our common shares also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.
Cryptocurrency mining activities are energy-intensive, which may restrict the geographic locations of mining machines and have a negative environmental impact. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.
Mining cryptocurrency requires massive amounts of electrical power, and electricity costs are expected to account for a significant portion of our overall costs. The availability and cost of electricity will restrict the geographic locations of our mining activities. Any shortage of electricity supply or increase in electricity costs in any location where we plan to operate may negatively impact the viability and the expected economic return for cryptocurrency mining activities in that location.
Further, our business model can only be successful and our mining operations can only be profitable if the costs, including electrical power costs, associated with cryptocurrency mining are lower than the price of the cryptocurrency itself. As a result, any equipment we deploy can only be successful if we can obtain access to sufficient electrical power on a cost-effective basis through hosting arrangements with mining data centers. Our deployment of new mining equipment requires us to find sites where that is the case. Even if our electrical power costs do not increase, significant fluctuations in, and any prolonged periods of, low cryptocurrency prices may also cause our electrical supply to no longer be cost-effective.
Furthermore, if cryptocurrency mining becomes more widespread, government scrutiny related to restrictions on cryptocurrency mining facilities and their energy consumption may significantly increase. The considerable consumption of electricity by mining operators may also have a negative environmental impact, including contribution to climate change, which could set the public opinion against allowing the use of electricity for cryptocurrency mining activities. This, in turn, could lead to governmental measures restricting or prohibiting the use of electricity for cryptocurrency mining activities. Any such development in the jurisdictions where we plan to operate could increase our compliance burdens and have a material adverse effect on our business, prospects, financial condition, and operating results.
We rely on hosting arrangements to conduct our business, and the availability of such hosting arrangements is uncertain and competitive and may be affected by changes in regulation in one or more countries.
If we are unable to successfully enter into definitive hosting agreements with mining data centers on favorable terms or those counterparties fail to perform their obligations under such agreements, we may be forced to look for alternative mining data centers to host its mining equipment.
In May 2021, China’s State Council issued a statement signaling its intent to restrict cryptocurrency mining and trading activities, resulting in provincial governments taking proactive measurements to prohibit cryptocurrency mining. On September 24, 2021, China’s central bank and its National Development and Reform Commission issued a nation-wide ban on cryptocurrency mining and declaring all financial transactions involving cryptocurrencies illegal. As a result, mining data centers previously operating in China have been forced to shut down and owners of crypto mining equipment located in China have been attempting to relocate the equipment to mining data centers in other jurisdictions, with a particular focus on locations within the United States. Combined with the increase in the price of many cryptocurrencies in 2021, the influx of crypto miners from China has created conditions of great demand for mining data centers and limited supply. Due to these conditions, there is no assurance that we will be able to procure alternative hosting agreements on acceptable terms in a timely manner or at all.
Significant competition for suitable mining data centers is expected to continue, and other government regulators, including local permitting officials, may potentially restrict the ability of potential mining data centers to begin or continue operations in certain locations. They can also restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision of electricity to mining operations.
We may be affected by price fluctuations in the wholesale and retail power markets.
Market prices for power, generation capacity and ancillary services, are unpredictable. Depending upon the effectiveness of any price risk management activity undertaken by us, including but not limited to attempts to secure hosting services contracts at fixed fees, an increase in market prices for power, generation capacity, and ancillary services may adversely affect our business, prospects, financial condition, and operating results. Long- and short-term power prices may fluctuate substantially due to a variety of factors outside of our control, including, but not limited to:
•increases and decreases in generation capacity;
•changes in power transmission or fuel transportation capacity constraints or inefficiencies;
•volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters;
•technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;
•federal and state power, market and environmental regulation and legislation; and
•changes in capacity prices and capacity markets.
If we are unable to secure power supply at prices or on terms acceptable to it, it would have a material adverse effect on our business, prospects, financial condition, and operating results.
As cryptocurrencies may be determined to be investment securities, we may inadvertently violate the Investment Company Act of 1940 and incur large losses as a result and potentially be required to register as an investment company or terminate operations and we may incur third-party liabilities.
We believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourself out as being engaged in those activities. However, under the Investment Company Act of 1940 (the “Investment Company Act”), a company may be deemed an investment company under section 3(a)(1)(C) thereof if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.
As a result of our investments and our mining activities, including investments in which we do not have a controlling interest, the investment securities we hold could exceed 40% of our total assets, exclusive of cash items and, accordingly, we could determine that we have become an inadvertent investment company. The cryptocurrency that we own, acquire or mine may be deemed an investment security by the SEC, although we do not believe any of the cryptocurrency we own, acquire or mine are securities. An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. As of the date of this proxy statement/prospectus, we do not believe we are an inadvertent investment company. We may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and cryptocurrency on hand or liquidating our investment securities or cryptocurrency or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner.
As the Rule 3a-2 exception is available to a company no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.
Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact to conduct our operations.
If regulatory changes or interpretations of our activities require its registration as a money services business under the regulations promulgated by The Financial Crimes Enforcement Network under the authority of the U.S. Bank Secrecy Act, we may be required to register and comply with such regulations. If regulatory changes or interpretations of our activities require the licensing or other registration of us as a money transmitter (or equivalent designation) under state law in any state in which we operate, we may be required to seek licensure or otherwise register and comply with such state law. In the event of any such requirement, to the extent we decide to continue, the required registrations, licensure and regulatory compliance steps may result in extraordinary, non-recurring expenses to us. We may also decide to cease its operations. Any termination of certain operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors.
To the extent that our activities cause us to be deemed a money service business under the regulations promulgated by the Financial Crimes Enforcement Network of the U.S. Treasury Department (“FinCEN”) under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.
To the extent that our activities cause us to be deemed a money transmitter or equivalent designation under state law in any state in which we operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. Currently, the New York Department of Financial Services has finalized its “BitLicense” framework for businesses that conduct “virtual currency business activity.” We will continue to monitor for developments in New York legislation, guidance and regulations.
Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses, possibly affecting our business in a material and adverse manner. Furthermore, we and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to money service businesses and money transmitters. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate us. Any such action may adversely affect an investment in us.

There is no one unifying principle governing the regulatory status of cryptocurrency nor whether cryptocurrency is a security in each context in which it is viewed. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of digital assets, such as cryptocurrencies, in a manner that adversely affects our business, prospects or operations.
As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently, with certain governments deeming cryptocurrencies illegal, and others allowing their use and trade without restriction. In some jurisdictions, such as in the U.S., digital assets, like cryptocurrencies, are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements.
Cryptocurrencies have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Cryptocurrency is viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, the Financial Action Task Force (“FATF”) and the Internal Revenue Service (“IRS”) consider a cryptocurrency as currency or an asset or property. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency.
If regulatory changes or interpretations require the regulation of cryptocurrency under the securities laws of the United States or elsewhere, including the Securities Act of 1933, the Exchange Act and the 1940 Act or similar laws of other jurisdictions and interpretations by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities, we may be required to register and comply with such regulations, including at a state or local level. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary expense or burdens to us. We may also decide to cease certain operations and change our business model. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to us.
Current and future legislation and SEC rule making and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which cryptocurrencies are viewed or treated for classification and clearing purposes. In particular, cryptocurrencies may not be excluded from the definition of “security” by SEC rule making or interpretation requiring registration of all transactions unless another exemption is available, including transacting in cryptocurrency among owners and require registration of trading platforms as “exchanges”.
We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrencies under the law. If we fail to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue its business model at all, which could have a material adverse effect on its business, prospects or operations and potentially the value of any cryptocurrencies we plan to hold or expect to acquire for our own account.

Our business is dependent on a small number of digital asset mining equipment suppliers.
Our business is dependent upon digital asset mining equipment suppliers providing an adequate supply of new generation digital asset mining machines at economical prices to customers intending to purchase our hosting and other solutions. The growth in our business is directly related to increased demand for hosting services and cryptocurrency which is dependent in large part on the availability of new generation mining machines offered for sale at a price conducive to profitable digital asset mining, as well as the trading price of cryptocurrency. The market price and availability of new mining machines fluctuates with the price of cryptocurrencies and can be volatile. In addition, as more companies seek to enter the mining industry, the demand for machines may outpace supply and create mining machine equipment shortages. There are no assurances that cryptocurrency mining equipment suppliers will be able to keep pace with any surge in demand for mining equipment. Further, manufacturing mining machine purchase contracts are not favorable to purchasers and we may have little or no recourse in the event a mining machine manufacturer defaults on its mining machine delivery commitments. If we and our customers are not able to obtain a sufficient number of digital asset mining machines at favorable prices, our growth expectations, liquidity, financial condition and results of operations will be negatively impacted.
Mining machines rely on components and raw materials that may be subject to price fluctuations or shortages, including ASIC chips that have been subject to an ongoing significant shortage.
In order to build and sustain our self-mining operations we will depend on third parties to provide us with ASIC chips and other critical components for our mining equipment, which may be subject to price fluctuations or shortages. For example, the ASIC chip is the key component of a mining machine as it determines the efficiency of the device. The production of ASIC chips typically requires highly sophisticated silicon wafers, which currently only a small number of fabrication facilities, or wafer foundries, in the world are capable of producing. We believe that the current microchip shortage that the entire industry is experiencing leads to price fluctuations and disruption in the supply of key miner components. Specifically, the ASIC chips have recently been subject to a significant price increases and shortages.
There is also a risk that a manufacturer or seller of ASIC chips or other necessary mining equipment may adjust the prices according cryptocurrency prices or otherwise, so the cost of new machines could become unpredictable and extremely high. As a result, at times, we may be forced to obtain mining machines and other hardware at premium prices, to the extent they are even available. Such events could have a material adverse effect on our business, prospects, financial condition, and operating results.
The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in us.
The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs cryptocurrency assets, based upon a computer-generated mathematical and/or cryptographic protocol. Large-scale acceptance of cryptocurrency as a means of payment has not, and may never, occur. The growth of this industry is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:
•continued worldwide growth in the adoption and use of cryptocurrencies as a medium to exchange;
•governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of cryptocurrency systems;
•changes in consumer demographics and public tastes and preferences;
•the maintenance and development of the open-source software protocol of the network;
•the increased consolidation of contributors to the blockchain through mining pools;

•the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
•the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;
•general economic conditions and the regulatory environment relating to cryptocurrencies; and
•negative consumer sentiment and perception of cryptocurrencies.
The outcome of these factors could have negative effects on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations as well as potentially negative effect on the value of any cryptocurrency that we mine or otherwise acquire or hold for our own account, which would harm investors.
Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrency-related activities or that accept cryptocurrency as payment, including financial institutions of investors in our common shares.
A number of companies that engage in cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide cryptocurrency-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrency as a payment system and harming public perception of cryptocurrency, and could decrease their usefulness and harm their public perception in the future.
We face risks of Internet disruptions, which could have an adverse effect on the price of cryptocurrencies.
A disruption of the Internet may affect the use of cryptocurrencies. Generally, cryptocurrency and our business of mining cryptocurrency is dependent upon the Internet. A significant disruption in Internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have an adverse effect on the price of cryptocurrencies and our ability to mine cryptocurrencies.
The impact of geopolitical and economic events on the supply and demand for cryptocurrency is uncertain.
Geopolitical crises may motivate large-scale purchases of cryptocurrencies, which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturns may discourage investment in cryptocurrency as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.
As an alternative to fiat currencies that are backed by central governments, cryptocurrency, which is relatively new, is subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrency either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrency that we mine or otherwise acquire or hold for our own account.

We may not be able to compete with other companies, some of whom have greater resources and experience.
We may not be able to compete successfully against present or future competitors. We do not have the resources to compete with larger providers of similar services at this time. The cryptocurrency industry has attracted various high-profile and well-established operators, some of which have substantially greater liquidity and financial resources than we do. With the limited resources we have available, we may experience great difficulties in expanding and improving our network of computers to remain competitive. Competition from existing and future competitors, particularly those that have access to competitively-priced energy, could result in our inability to secure acquisitions and partnerships that we may need to expand our business in the future. This competition from other entities with greater resources, experience and reputations may result in our failure to maintain or expand our business, as we may never be able to successfully execute our business plan. If we are unable to expand and remain competitive, our business could be negatively affected.
The mining data centers at which we maintain our mining equipment may experience damages, including damages that are not covered by insurance.
The mining data centers at which we maintain our mining equipment are, and any future mining data centers at which we maintain our mining equipment will be, subject to a variety of risks relating to physical condition and operation, including:
•the presence of construction or repair defects or other structural or building damage;
•any non-compliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;
•any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and
•claims by employees and others for injuries sustained at our properties.
For example, the mining data centers at which we maintain our mining equipment could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the facilities where our mining equipment is located. The security and other measures we take to protect against these risks may not be sufficient. Any property insurance we obtain in the future may not be adequate to cover any losses we suffer as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mining data centers at which we maintain our mining equipment, such mining data centers may not be adequately repaired in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from our equipment located at such mining data centers.
Acceptance and/or widespread use of cryptocurrency is uncertain.
Currently, there is a relatively limited use of any cryptocurrency in the retail and commercial marketplace. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers, or maintain accounts for persons or entities transacting in cryptocurrency. Conversely, a significant portion of cryptocurrency demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines cryptocurrency’s role as a medium of exchange, as retailers are much less likely to accept it as a form of payment.
The relative lack of acceptance of cryptocurrency in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of cryptocurrency we mine or otherwise acquire or hold for our own account.

The decentralized nature of cryptocurrency systems may lead to slow or inadequate responses to crises, which may negatively affect our business.
The decentralized nature of the governance of cryptocurrency systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many cryptocurrency systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of the blockchain leads to ineffective decision making that slows development and growth of cryptocurrency network protocols, our business may be adversely affected.
It may be illegal now, or in the future, to acquire, own, hold, sell or use cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect us.
As cryptocurrency has grown in both popularity and market size, governments around the world have reacted differently to cryptocurrency; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the U.S., subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. Until recently, little or no regulatory attention has been directed toward cryptocurrency by U.S. federal and state governments, foreign governments and self-regulatory agencies. As cryptocurrency has grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies have begun to examine cryptocurrency in more detail.
One or more countries such as China and Russia, which have taken harsh regulatory action in the past, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these cryptocurrency assets or to exchange for fiat currency. In many nations, particularly in China and Russia, it is illegal to accept payment in cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrency. Such restrictions may adversely affect us as the large-scale use of cryptocurrency as a means of exchange is presently confined to certain regions globally. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrency that we mine or otherwise acquire or hold for our own account, and harm investors.
There is a lack of liquid markets, and possible manipulation of blockchain/cryptocurrency-based assets.
Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers, requiring them to be subjected to rigorous listing standards and rules, and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The laxer a distributed ledger platform is about vetting issuers of cryptocurrency assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect us. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrency that we mine or otherwise acquire or hold for our own account, and harm investors.
Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in cryptocurrency.
We compete with other users and/or companies that are mining cryptocurrency and other potential financial vehicles, including securities backed by or linked to cryptocurrency through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrency directly. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrency that we mine or otherwise acquire or hold for our own account, and harm investors.
The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.
The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. Our business utilizes presently existent digital ledgers and blockchains and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to various blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrency that we mine or otherwise acquire or hold for our own account, and harm investors.
Cryptocurrency may be subject to loss, theft or restriction on access.
There is a risk that some or all of any cryptocurrency that we own could be lost or stolen. Cryptocurrencies are stored in cryptocurrency sites commonly referred to as “wallets” by holders of cryptocurrencies which may be accessed to exchange a holder’s cryptocurrency assets. Access to our cryptocurrency assets could also be restricted by cybercrime (such as a denial of service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any cryptocurrency wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any cryptocurrency wallet that is not connected to the Internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our cryptocurrency assets. We expect to hold all of our cryptocurrency in a combination of insured institutional custody services and multisignature cold storage wallets, and maintain secure backups to reduce the risk of malfeasance, but the risk of loss of our cryptocurrency assets cannot be wholly eliminated. Any restrictions on access to our hot wallet accounts due to cybercrime or other reasons could limit our ability to convert cryptocurrency to cash, potentially resulting in liquidity issues.
Hackers or malicious actors may launch attacks to steal, compromise or secure cryptocurrency. As we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access our digital wallets may be irreversible and we may be denied access for all time to our cryptocurrency holdings or the holdings of others held in those compromised wallets. Our loss of access to our private keys or a data loss relating to our digital wallets could adversely affect our investments and assets.
Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public blockchain. To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our cryptocurrency rewards and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our cryptocurrency could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrency that we mine or otherwise acquire or hold for our own account.

Incorrect or fraudulent cryptocurrency transactions may be irreversible.
Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. As a result, any incorrectly executed or fraudulent cryptocurrency transactions could adversely affect our investments and assets. Cryptocurrency transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrencies from the transaction. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a cryptocurrency or a theft thereof generally will not be reversible and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our cryptocurrency rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Further, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency. In the event of a loss, we would be reliant on existing private investigative entities to investigate any such loss of our cryptocurrency assets. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations of and potentially the value of any cryptocurrency that we mine or otherwise acquire or hold for our own account.
Our interactions with a blockchain may expose us to specially designated nationals or blocked persons or cause us to violate provisions of law that did not contemplate distributed ledger technology.
The Office of Financial Assets Control of the U.S. Department of Treasury (“OFAC”) requires us to comply with its sanction program and not conduct business with persons named on its specially designated nationals list. However, because of the pseudonymous nature of blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s specially designated nationals list. Our policy prohibits any transactions with such specially designated national individuals, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling cryptocurrency assets. Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have embedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities literally enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and monetary fines and penalties, which could harm our reputation.
Cryptocurrencies face significant obstacles that can lead to high fees or slow transaction settlement times.
Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling cryptocurrencies is essential to the widespread acceptance of cryptocurrencies as a means of payment, which widespread acceptance is necessary to the continued growth and development of our business. Many cryptocurrency networks face significant scaling challenges. For example, cryptocurrencies are limited with respect to how many transactions can occur per second. Participants in the cryptocurrency ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, and sharding (a horizontal partition of data in a database or search engine), which would not require every single transaction to be included in every single miner’s or validator’s block. However, there is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of cryptocurrency transactions will be effective, or how long they will take to become effective, which could adversely affect our business.

The price of cryptocurrency may be affected by the sale of cryptocurrency by other vehicles investing in cryptocurrency or tracking cryptocurrency markets.
The mathematical protocols under which many cryptocurrencies are mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in cryptocurrency or tracking cryptocurrency markets form and come to represent a significant proportion of the demand for a cryptocurrency, large redemptions of the securities of those vehicles and the subsequent sale of such cryptocurrency by such vehicles could negatively affect the price and value of the cryptocurrency inventory we hold. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrency that we mine or otherwise acquire or hold for our own account.
Since there has been limited precedent set for financial accounting or taxation of digital assets other than digital securities, it is unclear how we will be required to account for digital asset transactions and the taxation of our businesses.
There is currently no authoritative literature under accounting principles generally accepted in the United States which specifically addresses the accounting for digital assets, including digital currencies. Therefore, by analogy, we intend to record digital assets similar to financial instruments under ASC 825, Financial Instruments, because the economic nature of these digital assets is most closely related to a financial instrument such as an investment in a foreign currency. We believe that we will recognize revenue when it is realized or realizable and earned. A change in regulatory or financial accounting standards or interpretation by the U.S. Internal Revenue Service (“IRS”) or accounting standards of the SEC could result in changes in our accounting treatment, taxation and the necessity to restate our financial statements. Such a restatement could negatively impact our business, prospects, financial condition and results of operation.
There are risks related to technological obsolescence, the vulnerability of the global supply chain to cryptocurrency hardware disruption, and difficulty in obtaining new hardware which may have a negative effect on our business.
Our mining operations can only be successful and ultimately profitable if the costs of mining cryptocurrency, including hardware and electricity costs, associated with mining cryptocurrency are lower than the price of cryptocurrency. As our mining facility operates, our miners experience ordinary wear and tear, and may also face more significant malfunctions caused by a number of extraneous factors beyond our control. The physical degradation of our miners will require us to, over time, replace those miners which are no longer functional. Additionally, as the technology evolves, we may be required to acquire newer models of miners to remain competitive in the market.
Also, because we expect to depreciate all new miners, our reported operating results will be negatively affected. Further, the global supply chain for cryptocurrency miners is presently heavily dependent on China. Should disruptions to the China-based global supply chain for cryptocurrency hardware occur, we may not be able to obtain adequate replacement parts for existing miners or to obtain additional miners from the manufacturer on a timely basis. Such events could have a material adverse effect on our ability to pursue our new strategy, which could have a material adverse effect on our business.
We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.
Competitive conditions within the cryptocurrency industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the cryptocurrency industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. As a result, our business and operations may suffer.

The reward for mining cryptocurrency in the future may decrease, and the value of cryptocurrency may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.
There is no guarantee that price fluctuations of cryptocurrencies will compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of a cryptocurrency or a proportionate decrease in mining difficulty does not follow the decrease in rewards, the revenue we earn from our cryptocurrency mining operations could see a corresponding decrease, which would have a material adverse effect on our business and operations.
The value of cryptocurrency may be subject to pricing risk and has historically been subject to wide swings.
Cryptocurrency market prices, which have historically been volatile and are impacted by a variety of factors (including those discussed below), are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of cryptocurrencies, inflating and making its market prices more volatile or creating “bubble” type risks for cryptocurrencies.
We may not be able to realize the benefits of forks. Forks in a digital asset network may occur in the future which may affect the value of cryptocurrency held by us.
To the extent that a significant majority of users and miners on a cryptocurrency network install software that changes the cryptocurrency network or properties of a cryptocurrency, including the irreversibility of transactions and limitations on the mining of new cryptocurrency, the cryptocurrency network would be subject to new protocols and software. However, if less than a significant majority of users and miners on the cryptocurrency network consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” of the network, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the cryptocurrency running in parallel, yet lacking interchangeability and necessitating exchange-type transactions to convert currencies between the two forks. A fork in a cryptocurrency could adversely affect our business.
We may not be able to realize the economic benefit of a fork, either immediately or ever, which could adversely affect our business. If we hold a cryptocurrency at the time of a hard fork into two cryptocurrencies, industry standards would dictate that we would be expected to hold an equivalent amount of the old and new assets following the fork. However, we may not be able, or it may not be practical, to secure or realize the economic benefit of the new asset for various reasons. Additionally, laws, regulations or other factors may prevent us from benefiting from the new asset.
There is a possibility of cryptocurrency mining algorithms transitioning to proof of stake validation and other mining related risks, which could make us less competitive and ultimately adversely affect our business.
Proof of stake is an alternative method in validating cryptocurrency transactions. Should the algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive. We, as a result of our efforts to optimize and improve the efficiency of our cryptocurrency mining operations, may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain from this as a result, and may be negatively impacted if a switch to proof of stake validation were to occur. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations.

If a malicious actor or botnet obtains control in excess of 50% of the processing power active on any cryptocurrency network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects an investment in us.
If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on any digital asset network it may be able to alter the blockchain by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the miners on the blockchain can add valid blocks. In such alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new digital assets or transactions using such control. Using alternate blocks, the malicious actor could “double-spend” its own digital assets (i.e., spend the same digital assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such malicious actor or botnet does not yield its majority control of the processing power or the digital asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible. Such changes could adversely affect an investment in us.
The approach towards and possible crossing of the 50% threshold indicate a greater risk that a single mining pool could exert authority over the validation of digital asset transactions. To the extent that the digital assets ecosystems do not act to ensure greater decentralization of digital asset mining processing power, the feasibility of a malicious actor obtaining in excess of 50% of the processing power on any digital asset network (e.g., through control of a large mining pool or through hacking such a mining pool) will increase, which may adversely impact an investment in us.
Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.
As with any computer code generally, flaws in cryptocurrency codes may be exposed by malicious actors. Several errors and defects have been found previously, including those that disabled some functionality for users and exposed users’ information. Exploitation of flaws in the source code that allow malicious actors to take or create money have previously occurred. Despite our efforts and processes to prevent breaches, our devices, as well as our miners, computer systems and those of third parties that we use in our operations, are vulnerable to cybersecurity risks, including cyberattacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with our miners and computer systems or those of third parties that we use in our operations. Such events could have a material adverse effect our business, prospects or operations and potentially the value of any Bitcoin that we mine or otherwise acquire or hold for our own account.
We may be subject to securities litigation, which is expensive and could divert management attention.
Following the Merger, our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Any adverse determination in litigation could also subject us to significant liabilities.
If the special purpose acquisition company (“SPAC”) that we sponsor does not complete an initial business combination, our entire investment may be lost (other than with respect to public shares we may acquire in the SPAC).
We have wholly-owned subsidiaries that sponsor special purposes acquisition companies. As part of such sponsorship, we purchase certain founder shares of such SPAC. The founder shares, and any additional securities we purchase in the SPAC, will be worthless if the SPAC does not complete an initial business combination. The personal and financial interests of our officers and directors may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination.

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

Our cash and other sources of liquidity may not be sufficient to fund our operations beyond November 30, 2022. We may not be successful in raising additional capital necessary to meet expected increases in working capital needs. If we raise additional funding through sales of equity or equity-based securities, your shares will be diluted. If we need additional funding for operations and we are unable to raise it, we may be forced to liquidate assets and/or curtail or cease operations or seek bankruptcy protection or be subject to an involuntary bankruptcy petition.
Management has projected that cash on hand will not be sufficient to allow us to continue operations beyond November 30, 2022 if we are unable to raise additional funding for operations. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds for working capital or to pay for the purchase of cryptocurrency mining machines through equity or debt financings or other sources may depend on the financial success of our then current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at a reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may be required to cancel our existing purchase obligations under our current mining purchase agreements, or we may not be able to continue our business operations in the cryptocurrency mining industry or we may be unable to advance our growth initiatives, either of which could adversely impact our business, financial condition and results of operations.
Significant changes from our current forecasts, including but not limited to: (i) shortfalls from projected sales levels; (ii) unexpected increases in product costs; (iii) increases in operating costs; (iv) changes in the historical timing of collecting accounts receivable; and (v) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on our ability to access the level of funding necessary to continue our operations at current levels. If any of these events occurs or we are unable to generate sufficient cash from operations or financing sources, we may be forced to liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or seek bankruptcy protection or be subject to an involuntary bankruptcy petition, any of, which would have a material adverse effect on our business, results of operations, financial position and liquidity.
During 2021, we have made advance payments for power to host cryptocurrency machines and for cryptocurrency machines in the aggregate of $112.0 million. These contracts, if not cancelled by us, will require the payment of approximately $245.0 million during 2022. In addition, during 2021, we paid a $10.0 million refundable deposit to NuMiner Global Inc. (“NuMiner”) with the intent to enter into an agreement with NuMiner to purchase 60,000 units of new NM440 Supercomputing Servers (“NM440 Machines”) for the purpose of cryptocurrency mining, which agreement was executed in February 2022 (the “NuMiner Agreement”). In the event the evaluation of the NM440 Machines that NuMiner will provide to us for evaluation purposes yield results unsatisfactory to us and the purchase agreement is terminated, all payments shall be returned to us. If, upon evaluation, the NM440 Machines perform to the satisfaction of the terms outlined in the contract, the Company will apply the advanced payments and make the remaining payments to NuMiner throughout 2022. To make such payments, we anticipate pursuing financing through debt and/or equity markets and/or utilizing the vendor financing provided for in the NuMiner Agreement. In the event the NuMiner Agreement is performed in full, the aggregate payments to NuMiner will be $1.7 billion in 2022.
Given our existing purchase obligations, if such agreements are not cancelled by us, management has projected that cash on hand will not be sufficient to allow us to meet our outstanding purchase obligations through 2022 if the we are unable to raise additional debt or equity funding for operations. On a short-term basis, we plan to raise debt or equity funding to meet our payment obligations under our current contracts and for additional working capital.
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
A cybersecurity breach into our products could adversely affect our ability to conduct our business, harm our reputation, expose us to significant liability or otherwise damage our financial results.
We have in the past, and expect in the future to be, subject to attempted cybersecurity attacks. A cybersecurity breach could negatively affect our reputation as a trusted provider of storage, and data protection products by adversely impacting the market’s perception of the security of our products and services. Many of our customers and partners store sensitive data on our products, and a cybersecurity breach related to our products could harm our reputation and potentially expose us to significant liability.
We also maintain sensitive data related to our employees, partners and customers, including intellectual property, proprietary business information and personally identifiable information on our own systems. We employ sophisticated security measures; however, we may face threats across our infrastructure including unauthorized access, security breaches and other system disruptions.
It is critical to our business that our employees’, partners’ and customers’ sensitive information remains secure, and that our customers perceive that this information is secure. A cybersecurity breach could result in unauthorized access to, loss of, or unauthorized disclosure of such information. A cybersecurity breach could expose us to litigation, indemnity obligations, government investigations and other possible liabilities. Additionally, a cyber-attack, whether actual or perceived, could result in negative publicity which could harm our reputation and reduce our customers’ confidence in the effectiveness of our solutions, which could materially and adversely affect our business and results of operations. A breach of our security systems could also expose us to increased costs including remediation costs, disruption of operations or increased cybersecurity protection costs that may have a material adverse effect on our business. Although we maintain technology errors and omissions liability insurance, our insurance may not cover potential claims of these types or may not be adequate to indemnify us for liability that may be imposed. Any imposition of liability or litigation costs that are not covered by insurance or that are in excess of our insurance coverage could harm our business.
We have a history of net losses. We may not achieve or maintain profitability.
We have limited non-recurring revenues derived from operations. We have a history of net losses, and we expect to continue to incur net losses and we may not achieve or maintain profitability. We may see continued losses during 2022 and as a result of these and other factors, we may not be able to achieve, sustain or increase profitability in the near future.
We are subject to many risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources, technology, and market acceptance issues. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered considering our stage of operations.

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

Development schedules for technology products are inherently uncertain. We may not meet our product development schedules, and development costs could exceed budgeted amounts. Our business, results of operations, financial position and liquidity may be materially and adversely affected if the products or product enhancements that we develop are delayed or not delivered due to developmental problems, quality issues or component shortage problems, or if our products or product enhancements do not achieve market acceptance or are unreliable. We or our competitors will continue to introduce products embodying new technologies, such as new sequential or random-access mass storage devices. In addition, new industry standards may emerge. Such events could render our existing products obsolete or not marketable, which would have a material adverse effect on our business, results of operations, financial position and liquidity.
Our business is dependent on the continued market acceptance and usage of disk-based solutions. The impact of recent storage technology trends on our business is uncertain.
While information technology spending has fluctuated periodically due to technology transitions and changing economic and business environments, overall growth in demand for storage has continued. The emergence of hosted storage, software as a service and mobile data access are driving changes in storage architectures and solution requirements. The impact of these trends on overall long-term growth patterns is uncertain. Nevertheless, if the general level of industry growth, or if the growth of the specific markets in which we compete, were to decline, our business and results of operations could suffer.
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
Our products may contain defects in components or design.
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
As of December 31, 2021, we had in the aggregate 96,000 Preferred Shares outstanding. The conversion of the outstanding Preferred Shares will result in substantial dilution to our common shareholders. Pursuant to our articles of amalgamation, our Board of Directors has the authority to fix and determine the voting rights, rights of redemption and other rights and preferences of preferred stock.
On October 1, 2021, we filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series H Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series H Preferred Shares, each holder of the Series H Preferred Shares, may, subject to prior shareholder approval, convert all or any part of the Series H Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 9.99% of the total number of our outstanding common shares. Each Series H Preferred Share has a stated value of $1,000 and is convertible into our common shares at a conversion rate equal to one Series H Preferred Share for 1,000 of our common shares. The Series H Preferred Shares are non-voting and do not accrue dividends.
Additionally, as of December 31, 2021 we had warrants outstanding for the purchase of up to 19,558,539 common shares having a weighted-average exercise price of $8.21 per share. The sale of our common shares upon exercise of our outstanding warrants, the conversion of the Preferred Shares into common shares, or the sale of a significant amount of the common shares issued or issuable upon exercise of the warrants in the open market, or the perception that these sales may occur, could cause the market price of our common shares to decline or become highly volatile.
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
•failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

•the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;
•market acceptance of our products and technologies;
•announcements by us or our competitors of new products or services;
•the public’s reaction to our press releases, other public announcements and filings with the U.S. Securities and Exchange Commission (“SEC”) and the applicable Canadian securities regulatory authorities;
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
In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may in the future be a target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention from day-to-day operations and consume resources, such as cash. In addition, the resolution of those matters may require us to issue additional common shares, which could potentially result in dilution to our existing shareholders. Expenses incurred in connection with these matters (which include fees of lawyers and other professional advisors and potential obligations to indemnify officers and directors who may be parties to such actions) could adversely affect our cash position. See Item 18 “Financial Statements”, Note 16 “Commitments and Contingencies”.

We must comply with the financial reporting requirements of a public company, as well as other requirements associated with being listed on NASDAQ.
We are subject to reporting and other obligations under applicable Canadian securities laws, SEC rules and the rules of the NASDAQ Capital Market. These reporting and other obligations, including National Instrument 52-102 - Continuous Disclosure Obligations and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, place significant demands on our management, administrative, operational and accounting resources. Moreover, any failure to maintain effective internal controls could cause us to fail to meet our reporting obligations or result in material misstatements in our consolidated financial statements. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially harmed, which could also cause investors to lose confidence in our reported financial information, which could result in a lower trading price of our common shares.
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
•we might lose the ability to rely upon exemptions from the NASDAQ corporate governance requirements that are available to foreign private issuers; and
•if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.
If the Merger is consummated, we are not expected to retain our foreign private issuer status, which could result in significant additional regulatory costs and expenses to us.
We may be treated as a Passive Foreign Investment Company.
There is also an ongoing risk that we may be treated as a Passive Foreign Investment Company (“PFIC”), for U.S. federal income tax purposes. A non-U.S. corporation generally will be considered to be a PFIC for any taxable year in which 75% or more of its gross income is passive income, or 50% or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). This determination is highly factual, and will depend upon, among other things, our market valuation and future financial performance. Based on current business plans and financial expectations, we expect that we will not be a PFIC for our tax years ended December 31, 2021 and 2020, and based on current business plans and financial expectations, we expect that we will not be a PFIC for our current tax year ending December 31, 2022 or for the foreseeable future. If we were to be classified as a PFIC for any future taxable year, holders of our common shares who are U.S. taxpayers would be subject to adverse U.S. federal income tax consequences.
Certain of our directors, officers and management could be in a position of conflict of interest.
Certain of our directors, officers and members of management may also serve as directors and/or officers of other companies. We may contract with such directors, officers, members of management and such other companies or with affiliated parties or other companies in which such directors, officers or members of management own or control. These persons may obtain compensation and other benefits in transactions relating to us. Consequently, there exists the possibility for such directors, officers and members of management to be in a position of conflict.
Future sales of common shares by directors, officers and other shareholders could adversely affect the prevailing market price for common shares.
Subject to compliance with applicable securities laws, officers, directors and other shareholders and their respective affiliates may sell some or all of their common shares in the future. No prediction can be made as to the effect, if any, such future sales will have on the market price of the common shares prevailing from time to time. However, the future sale of a substantial number of common shares by our officers, directors and other shareholders and their respective affiliates, or the perception that such sales could occur, could adversely affect prevailing market prices for the common shares.
We may issue an unlimited number of common shares. Future sales of common shares will dilute your shares.
Our articles permit the issuance of an unlimited number of common shares, and shareholders will have no preemptive rights in connection with such further issuances. Our directors have the discretion to determine the price and the terms of issue of further issuances of common shares in accordance with applicable laws.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
We were incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, we completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, we changed our name to “Sphere 3D Corp.”
Our registered office is located at 895 Don Mills Road, Building 2, Suite 900, Toronto, Ontario, Canada, M3C 1W3, telephone: (858) 571-5555.
Merger Agreement
On June 3, 2021, we entered into an Agreement and Plan of Merger, which was subsequently amended on December 29, 2021 (the “Merger Agreement”), which we agreed to acquire all of the issued and outstanding capital stock of Gryphon through a merger transaction (the “Merger”), in which Sphere GDM Corp., a Delaware corporation and a wholly-owned subsidiary of Sphere 3D (“Merger Sub”), will merge with and into Gryphon, with Gryphon surviving under the name Gryphon Digital Mining USA, Inc., as a wholly-owned direct subsidiary of Sphere 3D, and Sphere 3D will issue common shares in exchange for all of the issued and outstanding capital stock of Gryphon. Completion of the Merger is conditioned upon the satisfaction of certain closing conditions, including the approval by our shareholders, as set forth in the Merger Agreement. The required conditions to closing may not be satisfied in a timely manner, if at all, or, if permissible, waived.
The Merger Agreement, among other matters, (i) provides for the number of our common shares that will be issued by us in the merger as a result of certain equity financings completed by Gryphon following the execution and delivery of the Merger Agreement; (ii) provides for the termination provisions of the Merger Agreement with provisions that allow either party to terminate the Merger Agreement prior to March 31, 2022 upon a breach of the Merger Agreement by the other party following an opportunity to cure such breach, and to allow either party to terminate the Merger Agreement on or after March 31, 2022 for any reason or no reason by notice to the other party; (iii) provide that, upon any such termination of the Merger Agreement, we will forgive all amounts outstanding under the outstanding Promissory Note and Security Agreement with Gryphon, which was amended on August 30, 2021, September 29, 2021, and further amended on December 29, 2021 (as amended, the “Gryphon Note”), and release to Gryphon 850,000 common shares deposited into an escrow account for the benefit of Gryphon; and (iv) provide that, in connection with any termination of the Merger Agreement, each party shall have released the other party and its affiliates from any claims, actions or proceedings such party shall have at the time of such termination against the other party existing by reason of, based upon or arising out of the Merger Agreement.
As consideration for the merger transaction, we expect to issue 122,005,654 common shares to the shareholders of Gryphon, subject to adjustment. If the Merger is consummated, and all regulatory approvals are received, we will continue to trade on the NASDAQ. The closing of the merger agreement is subject to customary closing conditions for a transaction of this nature and may be terminated by the parties under certain circumstances.

Cryptocurrency Space
After considering a number of strategic options, our management began to look at blockchain technologies and cryptocurrency with an eye toward expanding our portfolio of products or acquiring a business to provide our shareholders an opportunity to profit from blockchain-based solutions. In addition to the Merger, and in connection with our decision to enter into this business, we have commenced planning and have entered into a series of agreements that will enable us to enter the cryptocurrency mining industry, including entering into an agreement (the “Hertford Agreement”) with Hertford Advisors Ltd. (“Hertford”), a privately held company that provides turnkey mining solutions, to provide an exclusive right to assume all of Hertford’s rights to a number of bitcoin mining agreements and the right to complete negotiations to secure a long-term contract for 200,000 square foot crypto mining facility, the Master Services Agreement between us and Gryphon dated as of August 19, 2021 (the “Master Services Agreement”) and the Sub-License and Delegation Agreement pursuant to which Gryphon sublicensed to us Gryphon’s rights to use a hosting facility for Bitcoin mining machines, and delegated to us all of Gryphon’s obligations to make certain payments. In addition, on February 3, 2022, we entered into the NuMiner Agreement with NuMiner, pursuant to which we have the right, subject to certain conditions, to purchase from NuMiner 60,000 NM440 Machines. In the event the NuMiner Agreement is performed in full, the aggregate payments to NuMiner will be $1.7 billion in 2022.
Special Purpose Acquisition Company
In April 2021, we sponsored a special purpose acquisition company (“SPAC”), Minority Equality Opportunities Acquisition Inc. (“MEOA”), through our wholly owned subsidiary, Minority Equality Opportunities Acquisition Sponsor, LLC (“SPAC Sponsor”). MEOA’s purpose is to focus initially on transactions with companies that are minority owned businesses. In April 2021, SPAC Sponsor paid $25,000 of deferred offering costs on behalf of MEOA in exchange for 2,875,000 shares of MEOA’s Class B common stock (the “Founder Shares”) and is recorded on a cost basis as of December 31, 2021.
In August 2021, SPAC Sponsor participated in the private sale of an aggregate of 5,395,000 Warrants (the “Private Placement Warrants”) at a purchase price of $1.00 per Private Placement Warrant. The SPAC Sponsor paid $5.4 million to MEOA, which included $1.0 million from an investor participating in SPAC Sponsor. The Private Placement Warrants are not transferable, assignable or saleable until 30 days after MEOA completes a business combination, which is required to be completed within 12 months from the closing of the initial public offering (“IPO”) (or 21 months from the closing of the IPO if MEOA extends the period of time to consummate a business combination). MEOA’s IPO was completed on August 30, 2021. As of December 31, 2021, the Private Placement Warrants held by us were recorded on a cost basis.
In September 2021, SPAC Sponsor, entered into an agreement with MEOA to provide MEOA with loans in such amounts as may be required by MEOA from time to time to fund MEOA’s working capital requirements, up to an aggregate of $0.5 million (the “MEOA Commitment Agreement”). Each such loan would be evidenced by a promissory note, and would be payable upon consummation of MEOA’s initial business combination, without interest, or, at the SPAC Sponsor’s discretion, would be convertible into warrants of MEOA at a price of $1.00 per warrant. If MEOA does not complete a business combination, any such loans would be forgiven.
In February and March 2022, SPAC Sponsor, in connection with the MEOA Commitment Agreement, entered into promissory notes with MEOA for a loan in the aggregate amount of $337,000. Such loan is payable upon consummation of MEOA’s initial business combination, without interest, or, at the SPAC Sponsor’s discretion, would be convertible into warrants of MEOA at a price of $1.00 per warrant. If MEOA does not complete a business combination such loan would be forgiven.

Disposal of SnapServer® Product Line
In October 2021, Sphere 3D and Filecoiner entered into an acquisition agreement under which our wholly-owned subsidiary, HVE ConneXions (“HVE”) sold the assets, including intellectual property, associated with our SnapServer® product line to Filecoiner, in exchange for 8,000 shares of Series B preferred stock of Filecoiner (“Filecoiner Series B Preferred Stock”) with a fair value equal to $6.4 million. We recorded a gain on the sale of the assets of $5.0 million and is included in interest income and other, net on the consolidated statement of operations.
We are performing the operating duties for the SnapServer® product line on behalf of Filecoiner. We expect to continue to provide this service for a period time and we have entered into a transition services agreement with Filecoiner.
Terminated Merger Agreement
On July 14, 2020, we entered into a definitive merger agreement (the “Rainmaker Merger Agreement”) pursuant to which we planned to acquire all of the outstanding securities of Rainmaker Worldwide Inc. (“Rainmaker”), a global Water-as-a-Service provider. Our business model would have focused on Water-as-a-Service and Rainmaker management would have assumed leadership of the combined entity. On February 12, 2021, the Rainmaker Merger Agreement was terminated as we were unable to obtain all necessary regulatory approvals relating to the proposed transaction prior to the agreed date of January 31, 2021. No break-fee or termination costs were paid by either party.
Nasdaq Listing
On March 14, 2022, we were issued a deficiency notice by the Nasdaq Listing Qualifications Staff of Nasdaq for our failure to comply with the Listing Rule 5605(c)(2)(A) (the “Audit Committee Rule”) which requires that each company have an audit committee of at least three members, each of whom must meet the criteria for independence set forth in Rule 10A-3(b)(1) (the “Independence Rule”). Nasdaq has determined that during the period of June 30, 2021 through March 7, 2022 we did not comply with the Audit Committee Rule because we paid Patricia Trompeter, an audit committee member, an unsolicited discretionary bonus of $100,000 on June 30, 2021 for work in assessing our long-term strategic plan which was not considered board service under the Independence Rule. Ms. Trompeter resigned from our Audit Committee on March 7, 2022; however, she remains on our Board of Directors. We are preparing a Nasdaq-required plan of compliance, which will include the replacement of Ms. Trompeter on the Audit Committee.
On February 17, 2021, we were notified by Nasdaq that the Nasdaq Listing Qualifications Staff issued a public letter of reprimand to us based upon our failure to comply with the Listing Rule 5620(c) (the “Quorum Rule”) during the period of time that it was no longer a foreign private issuer and could not rely on home country practice in the alternative to the Quorum Rule. Our By-laws required a quorum of at least 25%, instead of the 33 1/3% threshold required for a domestic issuer by the Quorum Rule. This oversight and rule violation was caused by the fact that we no longer qualified as a foreign private issuer during 2018, 2019 and 2020. On January 1, 2021, we once again qualified as a foreign private issuer, and therefore we once again intend to rely on home country practice in lieu of the Quorum Rule.
On January 4, 2021, we received a written notice (the “Listing Notice”) from the Listing Qualifications Department of Nasdaq indicating that we were not in compliance with Listing Rule 5620(a) due to our failure to hold an annual meeting of shareholders within twelve months of the end of our fiscal year end. The Listing Notice stated that we had until February 18, 2021 to submit a plan to regain compliance with Listing Rule 5620(a). On February 17, 2021, we received a letter from Nasdaq indicating that we had regained compliance with Listing Rule 5620(a) as a result of our combined Annual and Special Meeting held on February 11, 2021.

Series B Preferred Shares
In July 2019, we filed of articles of amendment to create a series of preferred shares, being, an unlimited number of Series B Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. In July 2019, following the filing of the Articles of Amendment to create the Series B Preferred Shares, we entered into a share exchange agreement with FBC Holdings SARL (“FBC Holdings”) to exchange 6,500,000 Series A Preferred Shares held by FBC Holdings for 6,500,000 Series B Preferred Shares, which included accrued dividends. Pursuant to the terms of a waiver agreement entered into by FBC Holdings and us on April 8, 2021, FBC Holdings has irrevocably and unconditionally waived its ability, upon providing us with at least 61 days' prior written notice, to increase or decrease the maximum percentage from the 9.99% threshold provided for in our articles of amendment governing the rights and preferences of outstanding shares of Series B Preferred Shares unless FBC Holdings obtains our prior written consent.
The Series B Preferred Shares (i) were convertible into our common shares, subject to prior shareholder approval, at a conversion rate equal to $1.00 per share, plus accrued and unpaid dividends, divided by an amount equal to 0.85 multiplied by a 15-day volume weighted average price per common share prior to the date the conversion notice is provided (the “Conversion Rate”), subject to a conversion price floor of $0.80, (ii) after November 13, 2020, fixed, preferential, cumulative cash dividends at the rate of 8.0% of the Series B Preferred Shares subscription price per year, and (iii) carry a liquidation preference equal to the subscription price per Series B Preferred Share plus any accrued and unpaid dividends. In August 2021, all of the Series B Preferred Shares were converted and we issued 2,639,542 common shares, including 107,481 common shares for satisfaction of outstanding accrued Series B Preferred dividends. There are no Series B Preferred Shares outstanding at December 31, 2021.
Series C Preferred Shares
On October 30, 2019, we passed a resolution authorizing the filing of articles of amendment to create a series of preferred shares, being, an unlimited number of Series C Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. On November 6, 2019, we filed the Articles of Amendment to create the Series C Preferred Shares. Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series C Preferred Shares, each preferred share, subject to prior shareholder approval, are convertible into our common shares, at a conversion rate in effect on the date of conversion. Overland Storage, Inc. (“Overland”), a former related party and the sole shareholder of the Series C Preferred Shares, agreed that it would not exercise its conversion right with respect to its Series C Preferred Shares until the earlier of (i) October 31, 2020 or (ii) such time that we file for bankruptcy or an involuntary petition for bankruptcy is filed against us (unless such petition is dismissed or discharged within 30 days).
On October 31, 2020, we received notification requesting conversion of the Series C Preferred Shares held by Overland. On March 3, 2021, we issued two investors in the aggregate 1,440,000 of our common shares for the conversion of all of the outstanding 1,600,000 Series C Preferred Shares. There are no Series C Preferred Shares outstanding at December 31, 2021.
Series D Preferred Shares
On May 6, 2020, we filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series D Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. The Series D Preferred Shares are convertible into our common shares, at a conversion price equal to $0.65, subject to certain anti-dilution adjustments. Each shareholder of the Series D Preferred Shares, may, at any time, convert all or any part of the Series D Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 4.99% of the total number of our outstanding common shares. This amount may be increased to 9.99% with 61 days’ notice to us.
On April 30, 2020, we entered into a Securities Purchase Agreement with two investors relating to the issuance and sale, in the aggregate, of 1,694,000 shares of our subsequently established Series D Preferred Shares, no par value and warrants to purchase up to 1,694,000 of our common shares in a private placement transaction, in exchange for the assignment to us by the investors of certain convertible promissory notes receivable held by the investors in an aggregate amount of $1.1 million. The warrants were exercisable at an exercise price equal to $0.92 per common share, subject to adjustments as provided under the terms of the warrants, and were exercisable for five years. The warrants included a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 5.0% of our issued and outstanding shares, calculated on a partially converted basis (assuming the conversion of all rights to receive our common shares held by the warrant holder). The Series D Preferred Shares were convertible at the option of the holder, subject to certain conditions.
During the years ended December 31, 2021 and 2020, we issued 909,000 and 785,000 of our common shares, respectively, for the conversion of 909,000 and 785,000 Series D Preferred Shares, respectively. There are no Series D Preferred Shares outstanding at December 31, 2021.
Series E Preferred Shares
On September 17, 2020, we filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series E Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. The shareholder of the Series E Preferred Shares, may, at any time, convert all or any Series E Preferred Shares provided that the common shares issuable upon such conversion, together with all other of our common shares held by the shareholder in the aggregate, would not cause such shareholder’s ownership of our common shares to exceed 4.99% of the total number of our outstanding common shares. This amount may be increased to 9.99% with 61 days’ notice to us.
Each Series E Preferred Share had a stated value of $1,000 and were convertible into our common shares at a conversion price equal to the lower of (i) 70% of the average of the three lowest volume weighted average price of the common stock during the ten trading days immediately preceding, but not including, the conversion date and (ii) $2.00; however, in no event shall the conversion price be lower than $1.00 per share. The Series E Preferred Shares were non-voting and paid dividends at a rate of 8.0% per annum, payable quarterly.
On September 14, 2020, we entered into a Securities Purchase Agreement (“Westworld SPA”) with Westworld Financial Capital, LLC (“Westworld”), a former beneficial owner, relating to the issuance and sale to the investor of 3,000 shares of our subsequently established Series E Preferred Shares in a private placement transaction for net proceeds of $2.7 million. We paid Torrington a business advisory fee of $240,000 related to this transaction. Under the Westworld SPA, we agreed to obtain the consent of Westworld for any additional financings by us.
On March 9, 2021, we and Westworld entered into an Amendment to the Westworld SPA and on March 23, 2021 we issued 250,000 of our common shares with a fair value of $653,000 to Westworld for our failure to file a timely registration statement required under the Westworld SPA. Such expense was included in interest income and other, net on the consolidated statement of operations.
On April 8, 2021, we were in default for failure to file a timely registration statement for the shares issued on March 9, 2021. As stated in the Amendment to the Westworld SPA, we incurred a penalty equal to 24.0% per annum on the additional common shares fair value of $653,000 through September 19, 2021.
During the year ended December 31, 2021, we issued 2,456,918 of our common shares for the conversion of 3,000 Series E Preferred Shares. There are no Series E Preferred Shares outstanding at December 31, 2021.
Series G Preferred Shares
On July 13, 2021, we filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series G Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. Each shareholder of the Series G Preferred Shares, may, at any time, convert all or any part of the Series G Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 4.99% of the total number of our outstanding common shares. This amount may be increased to 9.99% with 61 days’ notice to us.

Each Series G Preferred Share had a stated value of $1,000 and was convertible into our common shares at a conversion price equal to the lower of (i) 80% of the average of the three lowest volume weighted average price of the common stock during the ten trading days immediately preceding, but not including, the conversion date and (ii) $2.75; however, in no event shall the conversion price be lower than $1.00 per share. The Series G Preferred Shares were non-voting and paid dividends at a rate of 8.0% per annum, payable quarterly.
On July 12, 2021, we entered into a Securities Purchase Agreement with two institutional investors for the issuance of an aggregate of $10.0 million worth of our Series G Convertible Preferred Shares (the “Series G Preferred Shares”), and the issuance to the purchasers of an aggregate of 2,000,000 warrants to purchase our common shares, which such warrants had a term of three years from the shareholder approval date of December 22, 2021, and an exercise price of $4.00 per share.
During the year ended December 31, 2021, we issued 3,636,364 of our common shares for the conversion of 10,000 Series G Preferred Shares. There are no Series G Preferred Shares outstanding at December 31, 2021.
Series H Preferred Shares
On October 1, 2021, we filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series H Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. The Series H Preferred Shares are convertible provided (and only if and to the extent) that prior shareholder approval of the issuance of all Sphere 3D common shares issuable upon conversion of the Series H Preferred Shares has been obtained in accordance with the rules of the Nasdaq Stock Market, at any time from time to time, at the option of the holder thereof, into 1,000 Sphere 3D common shares for every Series H Preferred Share. Each holder of the Series H Preferred Shares, may, subject to prior shareholder approval, convert all or any part of the Series H Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 9.99% of the total number of our outstanding common shares. Each Series H Preferred Share has a stated value of $1,000. The Series H Preferred Shares are non-voting and do not accrue dividends.
In connection with the Hertford Agreement we entered into in July 2021, on October 1, 2021, we issued 96,000 Series H Preferred Shares with a fair value of $42.4 million to Hertford. The issuance of the Series H Preferred Shares was triggered by our $85.0 million deposit made to FuFu Technology Limited (“BitFuFu”) for cryptocurrency hardware and other equipment. We have committed to additional issuances of Series H Preferred Shares to Hertford upon execution of new digital mining hardware equipment contracts as defined in the Hertford Agreement.
Capital Expenditures
Our capital expenditures, excluding acquisitions, were minimal for fiscal 2021, 2020 and 2019, respectively.
In July 2021, we entered into an agreement with BitFuFu, subsequently amended in September 2021, for our purchase of digital mining hardware and other equipment. We have committed to purchase 60,000 machines for an aggregate value of $305.7 million through December 2022. As of December 31, 2021, we have paid a $92.0 million down payment to BitFuFu for prepayment towards the machines which began delivery in January 2022. The down payment and payment of total purchase price are not refundable, save as otherwise mutually agreed by the parties. The remaining $213.7 million is payable over the next nine months.

In November 2021, we paid a $10.0 million refundable deposit to NuMiner with the intent to enter into an agreement with NuMiner to purchase 60,000 units of new NM440 Machines for the purpose of cryptocurrency mining, which agreement was executed in February 2022. In the event the evaluation of the NM440 Machines that NuMiner will provide to us for evaluation purposes yield results unsatisfactory to us and the purchase agreement is terminated, all payments shall be returned to us. If, upon evaluation, the NM440 Machines perform to the satisfaction of the terms outlined in the contract, the Company will apply the advanced payments and make the remaining payments to NuMiner throughout 2022. To make such payments, we anticipate pursuing financing through debt and/or equity markets and/or utilizing the vendor financing provided for in the NuMiner Agreement. In the event the NuMiner Agreement is performed in full, the aggregate payments to NuMiner will be $1.7 billion in 2022
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http://www.sec.gov). Our internet address is www.sphere3d.com.
B. Business Overview
We provide solutions for stand-alone storage and technologies that converge the traditional silos of compute, storage and network into one integrated hyper-converged or converged solution. We provide enterprise storage management solutions, and the ability to connect to public cloud services such as Microsoft Azure for additional delivery options and hybrid cloud capabilities. Our integrated solutions include a patented portfolio for operating systems for storage, proprietary virtual desktop orchestration software, and proprietary application container software. Our software, combined with commodity x86 servers, or purpose-built appliances, deliver solutions designed to provide application mobility, security, data integrity and simplified management. These solutions can be deployed through a public, private or hybrid cloud and are delivered through a global reseller network and professional services organization. We have a portfolio of brands including HVE and Unified ConneXions (“UCX”), dedicated to helping customers achieve their IT goals. In October 2021, we entered into a definitive agreement and sold the SnapServer® product line and associated assets.
Products and Service
Our product offerings consist of the following disk systems: HVE Converged and Hyper-converged Infrastructure. In addition to our product offerings, we provide on-site service and installation options, round-the-clock phone access to solution experts, and proof of concept and architectural design offerings. We are able to provide comprehensive technical assistance on a global scale.
The following table summarizes the sales mix of products and service (in thousands):

	Year Ended December 31,
	2021	2020	2019
Disk systems	$908	$2,347	$3,086
Service	2,812	2,501	2,493
Total	$3,720	$4,848	$5,579

We divide our worldwide sales into the following geographical regions: Americas; APAC, consisting of Asia Pacific countries; and EMEA consisting of Europe, the Middle East and Africa.
The following table summarizes net revenue by geographic area (in thousands):

	Year Ended December 31,
	2021	2020	2019
Americas	$3,720	$4,844	$5,023
APAC	—	—	356
EMEA	—	4	200
Total	$3,720	$4,848	$5,579
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
•The HVE STAGE Server Virtualization Platform is a high-performance purpose-built server that has been optimized for server virtualization. These performance optimized servers are also compact space savers utilizing 1U of rack space. Each STAGE can be pre-configured for converged, hyper-converged or attached storage, and comes with ESXi so an infrastructure is ready for virtualization. HVE offers both the stand-alone SAN attached servers or a true server converged/hyper-converged solution with 1-24TB Local SSD.
•The HVE VAULT backup and compute appliance is designed to handle requirements for backup and replication storage. The HVE-VAULT, with the integrated compute option, can also perform disaster recovery compute requirements with specific mission critical workloads. The HVE-VAULT can be configured as an iSCSI SAN or NAS storage device using HVE storage management software. This appliance utilizes a software defined datacenter (SDD) approach with solutions that work for Tier 2 all flash array front-end storage or rapid backup/recovery business continuity solutions integrated with software technologies like Veeam and Nakivo.

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
Discontinued Product Line
The SnapServer® Network Attached Storage Solutions product line was sold in October 2021 and is not included in the above Product and Service disclosures as of such date.
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
Governmental Regulations
We are subject to laws and regulations enforced by various regulatory agencies such as the U.S. Consumer Product Safety Commission and the U.S. Environmental Protection Agency. For a detailed description of the material effects of government regulations on our business, see “Our international operations are important to our business and involve unique risks related to financial, political, and economic conditions” and “We are subject to laws, regulations and similar requirements, changes to which may adversely affect our business and operations” see Item 3D. Risk Factors—Risks Related to Our Business.
C. Organizational Structure
The following sets forth our wholly-owned subsidiaries at December 31, 2021.

Name of subsidiary	Jurisdiction of Incorporation or Organization
Sphere 3D Inc.	Ontario, Canada
V3 Systems Holdings, Inc.	Delaware, United States
HVE Inc.	Delaware, United States
Sphere GDM Corp.	Delaware, United States
Sphere 3D Mining Corp.	Delaware, United States
101250 Investments Ltd.	Turks and Caicos Islands
S3D Nevada Inc.	Nevada, United States
Minority Equality Opportunities Acquisition Sponsor, LLC	Delaware, United States
Sustainable Earth Acquisition Opportunities Sponsor, LLC	Delaware, United States

D. Property, Plant and Equipment
As of December 31, 2021, we conducted our main operating activities from our office at 100 Executive Court, Waxahachie, Texas, on a month to month basis.
In January 2022, we entered into a lease agreement for administrative offices and research facilities located in Waxahachie, Texas (the “Waxahachie Lease”) for approximately 3,600 square feet. The Waxahachie Lease occupancy will begin upon completion of certain tenant improvements, which are included in the Waxahachie Lease for up to $146,880, and has a term of five years. Occupancy is expected by June 2022. We will also pay a pro rata share of operating costs, insurance costs, utilities and real property taxes.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
The following table sets forth certain financial data as a percentage of net revenue:

	Year Ended December 31,
	2021	2020
Revenue	100.0%	100.0%
Cost of revenue	54.4	53.6
Gross profit	45.6	46.4
Operating expenses:
Sales and marketing	35.4	25.9
Research and development	26.1	24.8
General and administrative	492.2	112.9
Impairment of acquired intangible assets	22.0	5.9
	575.7	169.5
Loss from operations	(530.1)	(123.1)
Interest expense	(13.8)	(15.0)
Other income, net	78.8	18.9
Net loss before income taxes	(465.1)	(119.2)
Provision for income taxes	(0.4)	0.1
Net loss	(464.7)	(119.3)
Dividends on preferred shares	14.3	—
Net loss available to common shareholders	(479.0)%	(119.3)%
 A summary of the sales mix by product follows (in thousands):

	Year Ended December 31,
	2021	2020	Change
Disk systems	$908	$2,347	(61.3)%
Service	2,812	2,501	12.4%
Total	$3,720	$4,848	(23.3)%

We divide our worldwide sales into two geographical regions: Americas and EMEA consisting of Europe, the Middle East and Africa.
The following table summarizes net revenue by geographic area (in thousands):

	Year Ended December 31,
	2021	2020	Change
Americas	$3,720	$4,844	(23.2)%
EMEA	—	4	(100.0)%
Total	$3,720	$4,848	(23.3)%
Results of Operations - Comparison of Years Ended December 31, 2021 and 2020
Revenue
We had revenue of $3.7 million during 2021 compared to $4.8 million during 2020. The $1.1 million decrease in net revenue is primarily a result of a decrease in product revenue of which $0.2 million was due to a decline in sales units for disk systems from our SnapServer® product line, a $1.2 million decline in sales units for the HVE product line, offset by an increase of $0.3 million in services. In October 2021, we sold our SnapServer® product line and associated assets. Overall, the decrease in revenue was primarily due to our limited liquidity the beginning of year which delayed shipments as well as a supply shortage for certain parts needed for our products.
Gross Profit
Gross profit and margin were as follows (in thousands, unless otherwise noted):

	Year Ended December 31,
	2021	2020	Change
Gross profit	$1,698	$2,249	(24.5)%
Gross margin	45.6%	46.4%	(1.7)%
During the year ended December 31, 2021, our gross profit for product and margins decreased due our limited liquidity in the beginning of the year, as well a shortage of certain parts for our products which delayed shipments.
Operating Expenses
Sales and Marketing Expense
Sales and marketing expenses were $1.3 million for each of the years ended December 31, 2021 and 2020.
Research and Development Expense
Research and development expenses were $1.0 million and $1.2 million for the years ended December 31, 2021 and 2020, respectively. The decrease of $0.2 million was primarily due to a decrease of $0.2 million in employee and related expenses associated with a lower average headcount.

General and Administrative Expense
General and administrative expenses were $18.3 million and $5.5 million for the years ended December 31, 2021 and 2020, respectively. The increase of $12.8 million was primarily due to increases of (i) $4.8 million of intangible asset amortization primarily related to assets acquired in our Hertford asset acquisition, (ii) $2.7 million of legal costs primarily related to a legal settlement agreement, (iii) $1.9 million in employee and related expenses primarily associated with executive incentive bonuses, (iv) $1.4 million of costs related to the Hertford asset acquisition and our pending merger with Gryphon, (v) $1.0 million of costs for public relations, (vi) $0.3 million for outside contractor fees primarily related to business advisory services, (vii) $0.2 million of additional directors fees related to the retirement of a board of directors member and the addition of a new board member, (viii) $0.2 million of director and officer insurance, and (ix) $0.2 million of additional share-based compensation expense.
Impairment of Goodwill and Acquired Intangible Assets
Impairment of goodwill and acquired intangible assets were $820,000 and $286,000 for the years ended December 31, 2021 and 2020, respectively.
In 2021, we performed qualitative impairment evaluations on our goodwill as of December 31, 2021 and determined that there was indications that the goodwill was impaired and recorded an impairment charge of $522,000 for the year ended December 31, 2021.
In 2021, primarily as a result of our disposal of our SnapServer® product line, it was determined the carrying value of finite-lived intangible assets exceeded its estimated fair value. In measuring fair value, we used an excess of earnings approach. We compared the indicated fair value to the carrying value of our finite-lived assets, and as a result of the analysis, an impairment charge of $298,000 was recorded for developed technology for the year ended December 31, 2021.
In 2020, primarily as a result of our change in revenue projection for our SnapServer® product line, it was determined the carrying value of finite-lived intangible assets exceeded its estimated fair value. In measuring fair value, we used an excess of earnings approach. We compared the indicated fair value to the carrying value of our finite-lived assets, and as a result of the analysis, an impairment charge of $206,000 was recorded to developed technology for the year ended December 31, 2020.
In 2020, primarily as a result of our change in revenue projection for our SnapServer® product line, it was determined the carrying value of indefinite-lived intangible assets exceeded its estimated fair value. In measuring fair value, we used a relief-from-royalty approach. We compared the indicated fair value to the carrying value of our indefinite-lived assets, and as a result of the analysis, an impairment charge of $80,000 was recorded to indefinite-lived trade names for the year ended December 31, 2020.
Non-Operating Expenses
Interest Expense
Interest expense was $0.5 million and $0.7 million for the years ended December 31, 2021 and 2020, respectively. The decrease of $0.2 million was primarily related to the settlement of all outstanding debt resulting in a decrease in interest expense. We have no outstanding debt at December 31, 2021.

Interest Income and Other, Net
Interest income and other, net, in 2021 and 2020 was $2.9 million and $0.9 million, respectively. In 2021, we sold our SnapServer® product line and recorded a gain on the sale of the assets of $5.0 million, in addition, we recognized a gain on the forgiveness of PPP Funds of $1.1 million, including accrued interest, $0.6 million in interest income from notes receivable, and $0.2 million gain on forgiveness of liabilities for settlement of legal fees; offset by warrants issued with a fair value of $2.8 million in consideration for Westworld waiving its rights to consent to any and all past, present and future additional financings by us, $0.7 million penalty fee related to the Series E Preferred for the failure to file a timely registration statement required under the securities purchase agreement and $0.6 million of fees paid to Maxim for penalties related to our fund raises in July and August of 2021. In 2020, we entered into agreements with two legal firms to extinguish certain accrued legal fees and $0.8 million was recorded as a gain on forgiveness of liabilities.
B. Liquidity and Capital Resources
We have recurring losses from operations. Our primary source of cash flow is generated from service revenue and sales of our disk automation systems. We intend to pursue cryptocurrency mining. We have financed our operations through proceeds from the issuance of public and private equity securities. At December 31, 2021, we had cash from continuing operations of $54.4 million compared to cash of $0.5 million at December 31, 2020. As of December 31, 2021, we had a working capital deficit of $73.2 million, reflecting an increase in current assets of $76.3 million and a decrease in current liabilities of $0.6 million compared to December 31, 2020. The increase in current assets was primarily related to our September 2021 registered direct offering resulting in net proceeds of approximately $176.3 million. The decrease in current liabilities was primarily related to debt payoff and forgiveness of $1.8 million and a decrease in deferred revenue of $0.5 million. Offset by an increase of $1.8 million in accounts payable, accrued and other liabilities primarily related to costs incurred for a legal settlement. Cash management and preservation continue to be a top priority. We expect to incur negative operating cash flows as we work to increase our sales volume and transition our operations to the cryptocurrency space.
In September 2021, we completed a registered direct offering of an aggregate of 22,600,000 common shares, no par value, and warrants to purchase an aggregate of 11,299,000 of our common shares at a combined offering price of $8.50 per share. The warrants have an exercise price of $9.50 per share. Each warrant is exercisable for one common share and is immediately exercisable and will expire five years from the issuance date. A holder (together with its affiliates) may not exercise any portion of such holder's warrants to the extent that the holder would own more than 4.99% of our outstanding common shares immediately after exercise, except that upon notice from the holder to us, the holder may decrease or increase the limitation of ownership of outstanding stock after exercising the holder's warrants up to 9.99% of the number of common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants, provided that any increase in such limitation shall not be effective until 61 days following notice to us. Net proceeds, after deducting placement agent's fees, commissions and other offering expenses, were approximately $176.3 million. Maxim Group LLC (“Maxim”) acted as the sole placement agent in connection with the offering. The proceeds will be used, in part, towards the purchase of cryptocurrency mining machines.

In August 2021, we completed the purchase and sale of 2,488,530 units (collectively, the “Units” and individually, a “Unit”) at a combined offering price of $4.25 per Unit with each Unit consisting of (a) one common share of the Company, (b) a warrant to purchase one common share at an exercise price of $6.50 per share immediately exercisable and will expire three years from the issuance date (the “A Warrant”), and (c) a warrant to purchase one common share at an exercise price of $7.50 per share immediately exercisable and will expire three years from the issuance date (the “B Warrant”) (collectively the “August 2021 Warrants”). The August 2021 Warrants include a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 4.99% of our issued and outstanding shares, calculated on a partially converted basis (i.e., assuming the conversion of all rights to receive our common shares held by the warrant holder). In addition, as an introduction fee, we issued to OTC Hospitality Group 106,958 A Warrants and 106,958 B Warrants, with the same terms as the August 2021 Warrants, to purchase, in the aggregate, up to 213,916 common shares and paid to OTC Hospitality Group $456,000 in cash. Net proceeds were approximately $10.1 million. We used the proceeds for general corporate and working capital purposes.
In May 2021, we completed the closing of our underwritten public offering of 5,600,000 common shares at a price to the public of $1.25 per share. Maxim acted as the sole placement agent in connection with the offering. We granted to Maxim a 45-day option to purchase up to an additional 700,000 common shares, at the public offering price less underwriting discounts and commissions, of which Maxim exercised its option to purchase the additional common shares. In addition, we issued Maxim 224,000 warrants to purchase up to 224,000 common shares at a purchase price of $1.375. Net proceeds after deducting underwriting discounts, commissions and other offering expenses were approximately $6.8 million, inclusive of the over-allotment.
On February 3, 2021, we received funds in the amount of $447,400 and entered into a loan agreement with Citizens National Bank of Texas pursuant to the CARES Act (“PPP Funds”). The CARES Act was established in order to enable small businesses to pay employees during the economic slowdown caused by COVID-19 by providing forgivable loans to qualifying businesses for up to 2.5 times their average monthly payroll costs. The amount borrowed by us under the CARES Act is eligible to be forgiven provided that (a) we use the PPP Funds during the eight to twenty-four week period after receipt thereof, and (b) the PPP Funds are only used to cover payroll costs (including benefits), and other allowed expenses. In August 2021, the February 3, 2021 PPP Funds were forgiven by the lender and we recorded a gain on forgiveness of debt which is included in interest income and other, net. At December 31, 2021 there was no outstanding balance on the February 3, 2021 PPP Funds.
In May 2020, we entered into an equity purchase agreement and registration rights agreement with Oasis Capital, LLC (“Oasis”), to purchase from us up to $11.0 million worth of our common shares. Under the purchase agreement, we had the right to sell up to $11.0 million of our common shares to Oasis over a 36-month period. We controlled the timing and amount of any sales to Oasis, and Oasis was obligated to make purchases in accordance with the purchase agreement, upon certain terms and conditions being met. The purchase agreement, which contained a floor price of $1.58 per common share, allowed us to fund our needs in a more expedient and cost-effective manner, on the pricing terms set forth in the purchase agreement. The equity line was designed to provide capital to us as it was required. During the years ended December 31, 2021 and 2020, we issued 630,000 and 200,000 common shares, respectively, to Oasis for gross proceeds of $1.3 million and $0.4 million, respectively, under the terms and conditions of the equity purchase agreement. In November 2021, the equity purchase agreement with Oasis was terminated by us.

Management has projected that cash on hand will not be sufficient to allow us to continue operations beyond November 30, 2022 if we are unable to raise additional funding for operations. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds for working capital or to pay for the purchase of cryptocurrency mining machines through equity or debt financings or other sources may depend on the financial success of our then current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at a reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may be required to cancel our existing purchase obligations under our current mining purchase agreements, or we may not be able to continue our business operations in the cryptocurrency mining industry or we may be unable to advance our growth initiatives, either of which could adversely impact our business, financial condition and results of operations.
Significant changes from our current forecasts, including but not limited to: (i) shortfalls from projected sales levels; (ii) unexpected increases in product costs; (iii) increases in operating costs; (iv) changes in the historical timing of collecting accounts receivable; and (v) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on our ability to access the level of funding necessary to continue our operations at current levels. If any of these events occurs or we are unable to generate sufficient cash from operations or financing sources, we may be forced to liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or seek bankruptcy protection or be subject to an involuntary bankruptcy petition, any of, which would have a material adverse effect on our business, results of operations, financial position and liquidity.
During 2021, we made advance payments for power to host cryptocurrency machines and for cryptocurrency machines in the aggregate of $112.0 million. These contracts, if not cancelled by us, will require the payment of approximately $245.0 million during 2022. In addition, during 2021, we paid a $10.0 million refundable deposit to NuMiner with the intent to enter into an agreement with NuMiner to purchase 60,000 units of new NM440 Machines for the purpose of cryptocurrency mining, which agreement was executed in February 2022. In the event the evaluation of the NM440 Machines that NuMiner will provide to us for evaluation purposes yield results unsatisfactory to us and the purchase agreement is terminated, all payments shall be returned to us. If, upon evaluation, the NM440 Machines perform to the satisfaction of the terms outlined in the contract, the Company will apply the advanced payments and make the remaining payments to NuMiner throughout 2022. To make such payments, we anticipate pursuing financing through debt and/or equity markets and/or utilizing the vendor financing provided for in the NuMiner Agreement. In the event the NuMiner Agreement is performed in full, the aggregate payments to NuMiner will be $1.7 billion in 2022
Given our existing purchase obligations, if such agreements are not cancelled by us, management has projected that cash on hand will not be sufficient to allow us to meet our outstanding purchase obligations beyond November 30, 2022 if we are unable to raise additional debt or equity funding for operations. On a short-term basis, we plan to raise debt or equity funding to meet our payment obligations under our current contracts and for additional working capital.
The following table shows a summary of our cash flows (used in) provided by operating activities, investing activities and financing activities (in thousands):

	Year Ended December 31,
	2021	2020
Net cash used in operating activities	$(28,518)	$(2,582)
Net cash used in investing activities	$(122,693)	$(2,000)
Net cash provided by financing activities	$205,105	$4,896

The use of cash during 2021 was primarily a result of our net loss of $17.3 million, $20.0 million of prepayments for cryptocurrency hosting services to be managed by Core Scientific as hosting partner, and $3.4 million for operating liabilities; offset by $4.5 million in non-cash items, which included (i) in the aggregate $7.0 million of depreciation and amortization, debt issuance costs, and impairments of goodwill and acquired intangible assets, (ii) $2.8 million of warrants issued for the settlement of liabilities, (iii) $0.7 million penalty fee on preferred shares, and (iv) $0.4 million of share-based compensation; offset by a $5.0 million gain from the sale of our SnapServer® product line and $1.3 million in forgiveness of debt and liabilities.
During 2021, we (i) paid a $92.0 million down payment to BitFuFu for prepayment towards cryptocurrency machines for which delivery began in January 2022, (ii) paid a $10.0 million refundable deposit to NuMiner with the intent to enter into an agreement with NuMiner to purchase 60,000 units of new NM440 Machines for the purpose of cryptocurrency mining, (iii) purchased 1,500,000 shares of common stock of Filecoiner, Inc., a private company, of $6.0 million, and (iv) paid $5.4 million for the purchase of private placement warrants of the SPAC we are sponsoring. During 2020, we entered into a promissory note receivable with Rainmaker for $2.0 million.
During 2021, we (i) received $196.6 million from the issuance of common shares and exercise of warrants, (ii) $9.6 million from the issuance of preferred shares, and (iii) $0.3 million from the exercise of stock options; offset by $1.1 million of payments for notes payable and $0.2 million of payments for preferred share dividends. During 2020, we (i) received $2.7 million from the issuance of preferred shares, (ii) $1.5 million, net, from issuance of notes payable, related-party notes payable and our line of credit, (iii) $0.5 million from the issuance of common shares and exercise of warrants, and (iv) $0.1 million from the exercise of stock options.
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
D. Trend Information
See “History and Development of the Company,” “Operating Results,” “Risk Factors” and “Liquidity and Capital Resources.”
E. Off-Balance Sheet Information
During the ordinary course of business, we may provide standby letters of credit to third parties as required for certain transactions initiated by us. As of December 31, 2021, we had no standby letters of credit outstanding.
In September 2021, SPAC Sponsor, entered into an agreement with MEOA to provide MEOA with loans in such amounts as may be required by MEOA from time to time to fund MEOA’s working capital requirements, up to an aggregate of $0.5 million (the “MEOA Commitment Agreement”). Each such loan would be evidenced by a promissory note, and would be payable upon consummation of MEOA’s initial business combination, without interest, or, at the SPAC Sponsor’s discretion, would be convertible into warrants of MEOA at a price of $1.00 per warrant. If MEOA does not complete a business combination, any such loans would be forgiven.

F. Tabular Disclosure of Contractual Obligations
The following schedule summarizes our contractual obligations to make future payments at December 31, 2021 (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Purchase obligations	$245,000	$245,000	$—	$—	$—
Other commitment (1)	500	500	—	—	—
Total contractual obligations	$245,500	$245,500	$—	$—	$—
_______________
(1)In September 2021, SPAC Sponsor, entered into an agreement with MEOA to provide MEOA with loans in such amounts as may be required by MEOA from time to time to fund MEOA’s working capital requirements, up to an aggregate of $0.5 million. See Off-Balance Sheet Information above for more information.
G. Safe Harbor
See Forward-Looking Information.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information with respect to each of our directors and officers.

Name	Age	Director Since	Position with Sphere 3D
Vivekanand Mahadevan(1)(2)(3)(4)	68	December 1, 2014	Director
Duncan J. McEwan(1)(2)(3)(4)	68	May 10, 2017	Director
Patricia Trompeter(1)(3)(4)	54	April 21, 2021	Director
Peter Tassiopoulos	53	March 7, 2014	Chief Executive Officer and Director
Kurt L. Kalbfleisch	56	N/A	Senior Vice President and Chief Financial Officer
Joseph O’Daniel	51	N/A	President
_______________
(1)Independent director. See Audit Committee - Audit Committee Composition.
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
Duncan J. McEwan, Director
Mr. McEwan is a corporate director, and former President of Diligent Inc., a consulting company he founded in 1991 specializing in M&A and strategic advice for technology-based clients. Mr. McEwan was Executive Vice President and Chief Strategy Officer of Call-Net Enterprises Inc., a provider of long-distance telephone services until it merged into Rogers Communication Inc. (2004-2005); President and Chief Operating Officer of Sprint Canada Inc., an integrated, national telecommunications provider (2001-2004); Chief Executive Officer of Northpoint Canada Communications, a provider of high-speed data and Internet (DSL) lines (2000-2001); Vice President of Business Development of Canadian Satellite Communications (“Cancom”) (1996-1998); and President and Chief Executive Officer of Cancom (1998-2000). Mr. McEwan was Chairman of the Board of Geminare Incorporated, a business continuity and cloud-based software systems provider, from 2010 until October 2021 when the company was sold and has previously served on a number of other public and private company boards. Mr. McEwan is a graduate of the University of Toronto.
Patricia Trompeter, Director
Ms. Trompeter has served as the Chief Executive Officer and Chairman of the Board of Parsec Capital Acquisition Corp. (PCXCU), a special purpose acquisition company, since February 2021. She was the Chief Executive Officer of Fact, Inc (FCTI), a fine art and collectible authentication technology company, from March 2021 to March 2022, a Director since October 2020 and Chief Operating Officer and Chief Financial Officer from November 2020 to February 2021. Ms. Trompeter was also the Chief Executive Officer of Astro Aerospace Ltd. (ASDN), an electric vertical take-off and landing (“eVTOL”) investment and technology company, from June 2021 to March 2022 and a Director from March 2021 to March 2022. She is the Founder of Ceres Capital Holdings, a position she has held since October 2020. She is a Co-Founder and was Chief Operating Officer of Webbs Hill Partners, LLP, an independent investment and advisory firm growing innovative technologies in emerging markets, from January 2018 to June 2021. Between December 2016 and January 2018, Ms. Trompeter, took a short break from her work to attend to family matters. Ms. Trompeter has over 17 years of experience in mergers and acquisition, acquisition integration, corporate strategy development, finance and acquisition, business operations, and financial management. She has held several key executive roles at GE Capital, including Chief Financial Officer, serves as a mentor for minority female-owned businesses and is a director of 7MB Holdings LLC. Ms. Trompeter studied business administration at Marquette University, majoring in finance and economics, and graduated in 1989.
Peter Tassiopoulos Chief Executive Officer and Director
Mr. Tassiopoulos has served as our Chief Executive Officer since November 14, 2018. Mr. Tassiopoulos served as our President from December 1, 2014 until his appointment to Chief Executive Officer. Mr. Tassiopoulos previously served as our Chief Executive Officer from March 2013 until December 1, 2014. Mr. Tassiopoulos has extensive experience in information technology business development and global sales as well as leading early-stage technology companies. He was also actively involved as a business consultant prior to his tenure with us, including acting as Chief Operating Officer and then Chief Executive Officer of BioSign Technologies Inc. from September 2009 to April 2011 and Chief Executive Officer of IgeaCare Systems Inc. from February 2003 to December 2008.
Kurt L. Kalbfleisch, Senior Vice President and Chief Financial Officer
Mr. Kalbfleisch has served as our Senior Vice President and Chief Financial Officer since December 1, 2014, and is now serving in these positions in an interim role since the Overland divestiture on November 13, 2018. In November 2018, we entered into a transition services agreement with Overland, under which Mr. Kalbfleisch is providing ongoing services to us as our interim chief financial officer. Mr. Kalbfleisch has served as Overland's Senior Vice President since June 2012, Chief Financial Officer since February 2008, and Secretary since October 2009. Prior to that, he served as Overland's Vice President of Finance from July 2007 to June 2012.
Joseph L. O’Daniel, President
Mr. O’Daniel has served as our President since November 14, 2018. Since January 2017, Mr. O’Daniel, served as a Vice President and President of Virtualization and Professional Services for the Company. He previously served as president and chief executive officer of Unified ConneXions, Inc. from 2001 and as founder of HVE ConneXions, LLC from April 2013 until their acquisitions by us in January 2017. Mr. O’Daniel has extensive experience in the virtualization and technology industry and in executive leadership positions.
B. Compensation
The following discussion and analysis describes the compensation provided to our named executive officers (the “NEOs”). For purposes of this Statement of Executive Compensation, the NEOs are determined under rules prescribed by the SEC, generally include: (1) each individual who, at any time during the year, served as our chief executive officer or chief financial officer, (2) up to three other individuals serving as executive officers on the last day of the year, and (3) up to two other individuals who served as executive officers during the year and are not serving as executive officers on the last day of the year.
Executive Officer Compensation
Our executive compensation programs are determined by the Compensation Committee, within the scope of the authority delegated to it by our Board of Directors and subject to applicable law. The goals of our program are to attract and retain highly qualified and experienced executives and to provide compensation opportunities that are linked to corporate and individual performance. Decisions by the Compensation Committee on our executive compensation programs are subjective and the result of our business judgment, which is informed by the experiences of our members. The named executive officers do not have any role in determining their own compensation, although the Compensation Committee does consider the recommendations of the Chief Executive Officer in setting compensation levels for the named executive officers other than himself. The primary components of our executive compensation program are base salary, performance bonuses and long-term equity incentive awards.
Base Salaries. Base salaries are primarily intended to attract and retain highly qualified executives by providing them with fixed, predictable levels of compensation. Such base salaries are subject to periodic review and adjustment by the Compensation Committee.
Performance Bonuses. The Compensation Committee did not approve a bonus plan for fiscal 2021.
Long-Term Equity Incentive Awards. Long-term equity incentives are intended to align the named executive officers’ interests with those of our shareholders as the ultimate value of these awards depends on the value of our shares. We have historically granted equity awards in the form of stock options with an exercise price that is equal to the per-share closing price of our common shares on the grant date. In recent years, restricted stock units have also been granted as provided for under our 2015 Plan. The Compensation Committee believes that stock options are an effective vehicle for aligning the interests of our executives with those of our shareholders as the executive will only realize value on their options if the share price increases during the period between the grant date and the date the stock option is exercised.

The stock options and restricted stock units function as a retention incentive for the named executive officers as they typically vest over a multi-year period following the date of grant. Restricted stock units, which are payable in our common shares, also link the interests of the award recipient with those of our shareholders as the potential value of the award is directly linked to the value of our common shares. The named executive officers’ equity awards are subject to accelerated vesting in certain circumstances under their agreements with us are described below. There were no equity awards granted to the NEOs in fiscal 2021 and all outstanding equity awards are fully vested.
Summary Compensation Table
The following table sets forth the compensation for services rendered by the NEOs for the fiscal year ended December 31, 2021. Our NEOs did not receive any share-based awards or non-equity incentive plan compensation for the fiscal year ended December 31, 2021.

Name and Principal Position	Year	Salary ($)		Bonus ($)	All Other Compensation(1) ($)	Total Compensation ($)

Peter Tassiopoulos	2021	248,000	(2)	1,300,000	4,742	1,552,742
Chief Executive Officer
Kurt L. Kalbfleisch(3)	2021	100,000		100,000	—	200,000
Senior Vice President and Chief Financial Officer
Joseph L. O’Daniel	2021	200,000		136,500	4,155	340,655
President
_______________
(1)The amounts shown in the “All Other Compensation” column reflect amounts we paid on each named executive officers’ behalf for health insurance and life insurance premiums and certain out-of-pocket medical expenses, unless otherwise footnoted.
(2)The dollar amount reported for Mr. Tassiopoulos is presented after conversion from Canadian dollars to U.S. dollars. For 2021, the average U.S. dollar to Canadian dollar conversion rate in effect was 1.25.
(3)Since the Overland Divestiture in November 2018, Mr. Kalbfleisch serves as our Senior Vice President and Chief Financial Officer pursuant to a transition services agreement with Overland. In April 2020, we began supplementing Mr. Kalbfleisch’s salary under the Transition Services Agreement in an amount equal to $100,000 per year.
Employment, Severance and Change in Control Agreements
Peter Tassiopoulos. In December 2017, the Board approved certain compensation arrangements for Mr. Tassiopoulos. Pursuant to these arrangements, if Mr. Tassiopoulos’ employment continued through a change in control of us (or if his employment is terminated by us without cause or he resigns for good reason (as such terms are defined in the agreement) prior to the change in control), he was entitled to receive a lump sum payment of $400,000, and his outstanding and unvested equity-based awards granted by us will fully accelerate. In addition, if at any time his employment is terminated by us without cause or he resigns for good reason, he would be entitled to receive an amount equal to the estimated premiums he would be required to pay to continue health insurance coverage under our insurance plans for himself and his eligible dependents under COBRA for 12 months following the date of his termination. The benefits described above were contingent upon Mr. Tassiopoulos providing us with a general release of all claims and the entry into a settlement and release agreement by Mr. Tassiopoulos with respect to his prior bonus and severance arrangements with us.

As a result of the Overland Divestiture, Mr. Tassiopoulos ceased to be employed as our President on November 13, 2018, and as a result of such change of control transaction, he was entitled to receive payment in the amount of $400,000 from us (the “Change of Control Payment”). Mr. Tassiopoulos has served as our Chief Executive Officer since November 14, 2018. In August 2019, Mr. Tassiopoulos waived his entitlement to receive the Change of Control Payment and agreed to restructure such payment entitlement on the terms set forth in a new employment agreement with us. In August 2019, we entered into an employment agreement with Mr. Tassiopoulos (the “Employment Agreement”). The Employment Agreement provides for Mr. Tassiopoulos to earn an annual base salary of CAD$310,000, which has been his base salary since his appointment as Chief Executive Officer on November 14, 2018. Mr. Tassiopoulos will also be eligible to receive bonuses and to participate in our various stock and other retention compensation plans as determined by our Board of Directors. In addition, Mr. Tassiopoulos will be entitled to a financing bonus (the “M&A Fee”) equal to 3% of the total value of any transaction relating to the purchase of all of the shares or all or substantially all the assets of the Corporation that is completed during Mr. Tassiopoulos’ tenure with us and for a period of six months following his ceasing to be an executive of the Company, unless he is terminated by us for cause. The Employment Agreement also provides that if we terminate Mr. Tassiopoulos’ employment without cause or for good reason (including a change in control of the Company), then we will be obligated to pay him the Change of Control Payment and the M&A Payment. In addition, we shall provide Mr. Tassiopoulos with any pro-rated bonus or other incentives as of the date of termination. These severance benefits shall be paid in a lump sum within 30 days of his termination. If we terminate his employment for good reason, all options or awards issued to Mr. Tassiopoulos shall automatically vest on the date of termination. The Employment Agreement has an indefinite term.
In October 2021, the Board approved a discretionary bonus for Mr. Tassiopoulos in the amount of $1.3 million dollars in recognition of his extraordinary efforts in repositioning the Company and his forfeiture of significant historical accrued bonus entitlements since 2014 (which included the entitlement to receive a 4.0% bonus on proceeds raised from prior capital raises) in order to lower the financial burden on the Company during challenging periods.
Kurt L. Kalbfleisch. Since November 2018, Mr. Kalbfleisch has served as our Chief Financial Officer under a Transition Services Agreement with Overland. As a result of the Overland Divestiture, Mr. Kalbfleisch ceased to be employed by us on November 13, 2018, and as a result of such change of control transaction, Mr. Kalbfleisch was entitled to receive payment in the amount of $360,000 (reduced from the original entitlement of $450,000), from us and certain other health benefits (the “COC Payment”) pursuant to an employment agreement with us in effect at the time of the Overland Divestiture. In August 2019, we entered into a change of control agreement with Mr. Kalbfleisch (the “COC Agreement”) which provides that if Mr. Kalbfleisch is providing services to us at the time of a change of control of the Company, Mr. Kalbfleisch shall be entitled, in his sole discretion, to provide written notice to the Company at any time within 30 days of receiving written notice of such event, to receive the COC Payment. The COC Agreement also provides that if (i) we terminate Mr. Kalbfleisch’s services without cause or Mr. Kalbfleisch terminates his services with us for good reason or (ii) Mr. Kalbfleisch becomes unable to provide services to us, either due to prolonged sickness, permanent disability or death, we shall pay Mr. Kalbfleisch the COC Payment. In April 2020, we began supplementing Mr. Kalbfleisch’s salary under the Transition Services Agreement in an amount equal to $100,000 per year.
In December 2021, the Board approved a discretionary bonus for Mr. Kalbfleisch in the amount of $100,000 to recognize his work effort and success related to various financing transactions, debt restructuring and other corporate matters.
Joseph L. O’Daniel. Mr. O’Daniel, who became our President in November 2018, is an at-will employee and his employment may be terminated by us for any reason, with or without notice. Mr. O’Daniel currently earns an annual salary of $200,000 per year and is eligible to receive an annual bonus based upon the achievement of financial and management objectives reasonably established by our Board of Directors or an authorized committee of our Board of Directors. His annual bonus target is 100% of the greater of $200,000 or his base salary as of the end of the applicable fiscal quarter or year in which the bonus is earned. Upon his joining us in January 2017, we entered into an offer letter with Mr. O’Daniel that provided for him to be paid a retention bonus in the amount of $700,442 if he continued employment with us through January 12, 2018. In February 2018, Mr. O’Daniel received an award of fully vested common shares in lieu of cash for a portion of the retention bonus leaving a balance of $533,803. In September 2019, the

Company and Mr. O’Daniel entered into a retention agreement (the “Retention Agreement”) with respect to the outstanding portion of the retention bonus (“Outstanding Retention Bonus”). Under the Retention Agreement, in the event of a change of control of the Company and provided no payment has been made under (i), (ii) or (iii) below, Mr. O’Daniel shall be entitled, in his sole discretion, to provide written notice to us at any time within 30 days of such event, to receive an amount equal to the Outstanding Retention Bonus. The Retention Agreement also provides that Mr. O’Daniel shall be entitled to the Outstanding Retention Bonus if (i) he becomes unable to provide services to us, either due to prolonged sickness, permanent disability or death, or (ii) we terminate him without cause, or (iii) he resigns his employment for good reason. In July and December 2021, Mr. O’Daniel received discretionary bonuses in the amount of $135,500 and $1,000, respectively.
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
A total of 8,399,218 common shares are authorized for issuance with respect to awards granted under the 2015 Plan (not including shares subject to terminated awards under our Second Amended and Restated Stock Option Plan that become available for issuance under the 2015 Plan). In addition, the share limit automatically increases on the first trading day in January of each calendar year during the term of the 2015 Plan (commencing with January 2020) by an amount equal to the lesser of (i) ten percent (10%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the Board. Awards under the 2015 Plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock, stock units and other forms of awards including cash awards. Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.
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

Outstanding Equity Awards at 2021 Fiscal Year-End
The following table provides information about the current holdings of stock and option awards by our named executive officers at December 31, 2021. Our NEO’s did not hold any equity awards at December 31, 2021.

Name		Option-based Awards
	Grant Date	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date
		Exercisable	Unexercisable
Peter Tassiopoulos	9/16/2013	500	—	422.05	(1)	9/15/2023
_______________
(1)The exercise price reported for Mr. Tassiopoulos in the table above is presented after conversion from Canadian dollars to U.S. dollars based on an exchange rate of 1.27 Canadian dollars to one U.S. dollar on December 31, 2021.
Incentive Awards - Value Vested During the Year
The NEOs did not hold any stock awards during fiscal year 2021. No options were exercised by our NEOs during fiscal year 2021.
Compensation of Directors
The following table provides compensation information for the members of our Board of Directors during 2021 who were not employed by us or any of our subsidiaries (“non-employee directors”). Peter Tassiopoulos is a NEO who also served on the Board of Directors during 2021. The 2021 compensation information for Mr. Tassiopoulos is presented in the Summary Compensation Table above and he was not entitled to any additional compensation for his service on the Board during fiscal 2021.

Name	Fees Earned ($)	Stock Awards(1) ($)	All Other Compensation(2) ($)	Total ($)
Cheemin Bo-Linn(3)	12,500	57,250	125,000	194,750
Vivekanand Mahadevan	50,000	57,250	—	107,250
Duncan McEwan	40,000	57,250	—	97,250
Patricia Trompeter(4)	34,753	67,580	100,000	202,333
_______________
(1)At the end of fiscal 2021, our non-employee directors did not have any outstanding equity awards.
(2)The amounts shown in the “All Other Compensation” column reflect discretionary bonuses paid for the reasons set forth below.
(3)Ms. Bo-Linn retired from the Board effective June 1, 2021.
(4)Ms. Trompeter joined the Board on April 21, 2021.
The non-employee board members earn $10,000 per quarter for their service on the Board except that the Chair of the Audit Committee and the Lead Board member earn $12,500 per quarter for their service on the Board (“Quarterly Payment”). Beginning in 2021, each non-employee director shall also be entitled to receive restricted stock units valued at $40,000 based upon the closing price of our stock on the first business day of the year, subject to Board approval (“Annual Stock Award”). The Board retains complete discretion to adopt or modify our programs for providing cash and/or equity-based compensation to our non-employee directors as it deems appropriate from time to time.

As of June 30, 2019, we owed our non-employee directors, an aggregate amount of $370,000 for directorship services (the “Outstanding Board Fees”). In August 2019, we entered into a change of control agreement with each of our non-employee directors (the “COC Agreements”). The COC Agreements provide that in the event of a change of control of the Company and provided no payment has been made under (i) or (ii) below, the Board Member shall be entitled, in their sole discretion, to provide written notice to us at any time within 30 days of such event, to receive an amount equal to the Outstanding Board Fees due them. The COC Agreements also provide that the Board Member shall be entitled to the Outstanding Board Fees due them if (i) the Board Member becomes unable to serve on our board of directors, either due to prolonged sickness, permanent disability or death or (ii) is not reappointed as a member of the board at a duly convened meeting of our shareholders.
On April 15, 2021, the non-employee directors received the Annual Stock Award for 2021. Dr. Bo-Linn and Messrs. Mahadevan and McEwan each received 25,000 restricted stock units based upon the closing price of our stock on January 4, 2021 of $1.60 (the “2021 Stock Award”). The 2021 Stock Award vested in full on December 31, 2021.
On June 8, 2021, Ms. Trompeter received the Annual Stock Award for 2021 of 21,053 restricted stock units based upon the closing price of our stock on April 20, 2021 of $1.90 with the same vesting schedule described above for the 2021 Stock Awards.
Upon the resignation of Dr. Bo-Linn on June 1, 2021, the Board of Directors approved accelerated vesting of a pro-rata share of Dr. Bo-Linn’s 2021 Stock Award in the amount of 12,500 shares. The Board of Directors also approved a retirement bonus in the amount of $125,000 to acknowledge Dr. Bo-Linn’s years of service on the Board of Directors and Committees.
In June 2021, the Board of Directors (excluding Ms. Trompeter), approved a bonus for Ms. Trompeter in the amount of $100,000 to acknowledge Ms. Trompeter’s development of a strategic business plan for us.
C. Board Practices
The term of office of each director expires at the next annual general meeting of the Shareholders. Neither the Company, nor any of its subsidiaries, have entered into any service contracts with their non-employee directors providing for benefits upon termination of employment. See Employment, Severance and Change in Control Agreements above for a description of the termination benefits for Peter Tassiopoulos.
Board Committees
The Board has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.
Audit Committee
The Audit Committee assists the Board in fulfilling its oversight responsibilities by overseeing the accounting, treasury, financial reporting and risk management processes, and the reviews and audits of our financial statements. The Audit Committee meets at least four times per year and at least once every fiscal quarter, with authority to convene additional meetings, as circumstances require. All Audit Committee members are expected to attend each meeting, in person or via telephone conference. The Audit Committee will invite members of management, auditors or others to attend meetings and provide pertinent information, as necessary. It will hold private meetings with auditors and executive sessions. The Audit Committee may meet privately with any single member of management or any combination of members of management, as it deems appropriate.
The members of our Audit Committee are Vivekanand Mahadevan and Duncan J. McEwan, each of whom is independent. Mr. Mahadevan qualifies as an audit committee financial expect, as such term is defined by the SEC.
As a result of the $100,000 bonus payment by us to Ms. Trompeter on June 30, 2021 for work in assessing our long-term strategic plan, in February 2022, it was determined that Ms. Trompeter was not “independent” for audit committee purposes, as defined under the rules of the Nasdaq Stock Market, and Ms. Trompeter resigned from the Audit

Committee on March 7, 2022. Ms. Trompeter remains independent for purposes of membership on our board of directors, and continues to be a member thereof.
Compensation Committee
The Compensation Committee acts on behalf of the Board in matters pertaining to the appointment, compensation, benefits and termination of members of the senior management team. The Compensation Committee reviews the goals and objectives relevant to the compensation of the senior management team, as well as the annual salary, bonus, pension, severance and termination arrangements and other benefits, direct and indirect, of the senior management team, and makes recommendations to the Board and/or management, as appropriate. The members of the Compensation Committee are Duncan J. McEwan (Chair), Patricia Trompeter, and Vivekanand Mahadevan.
Nominating and Governance Committee
The Corporate Governance and Nominating Committee assists the Board in carrying out its responsibilities by reviewing corporate governance and nomination issues and making recommendations to the Board as appropriate. The Nominating and Governance Committee is responsible for identifying individuals qualified to become directors, recommending to the Board proposed nominees for election to the Board, and overseeing the Board’s overall approach to governance, Board processes and leadership. In identifying potential Board members, the Nominating and Governance Committee considers, among other things, the competencies and skills the Board as a whole should possess, criteria for candidates after considering the competencies and skills of existing directors, and the competencies and skills of each potential new nominee. The members of the Nominating and Governance Committee are Vivekanand Mahadevan (Chair), Patricia Trompeter and Duncan J. McEwan
D. Employees
We had 25, 32 and 28 employees at December 31, 2021, 2020 and 2019, respectively.
E. Share Ownership
The following table sets forth certain information concerning the direct and beneficial ownership of our common shares at March 22, 2022 by each director, each NEO, and all directors and officers as a group. Each common share entitles its holder to one vote. There are no arrangements involving employee ownership of capital of us besides the grant of options or other awards under our 2008 Plan or 2015 Plan. On March 22, 2022, outstanding were 64,517,374 common shares.

Name	Number of Common Shares		Beneficial Ownership
Peter Tassiopoulos	1,000	(1)	*
Kurt L. Kalbfleisch	18,385		*
Joseph L. O’Daniel	10,625		*
Duncan McEwan	28,596		*
Vivekanand Mahadevan	28,185		*
Patricia Trompeter	21,083		*
All officers and directors as a group	107,844	(1)	*
_______________
* less than 1%
(1)These shares include the right to acquire shares upon exercise of 500 stock options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our common shares as of March 22, 2022 by each person known to us to beneficially own, directly or indirectly, or exercise control or discretion over, voting securities carrying more than 5% of voting rights attached to the common shares.

Name	Type of Ownership (direct, indirect)	Number of Common Shares(1)		Beneficial Ownership(2)
Hertford Advisors, Ltd.	Direct	4,950,000	(3)	7.7%
_______________
(1)These amounts include common shares, which could be acquired upon exercise of outstanding convertible securities within 60 days.
(2)Based on 64,517,374 shares outstanding on March 22, 2022.
(3)The address for Hertford is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road Grand Cayman E9 KY 1- 9006. Anna Marie Lowe, as President of Hertford, and Janet Wedgewood, as Secretary of Hertford, each have voting and investment power over these common shares. In addition to these common shares, Hertford also holds 96,000 of our Series H Preferred Shares which are convertible to 96,000,000 common shares upon shareholder approval.
There are no limitations on the rights to own Sphere 3D’s securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on our common shares imposed by Canadian law or by the charter or other constituent document of the Company. As of March 22, 2022, approximately 60.9% of the common shares were held by residents of the U.S. and there were 11 holders of record in the U.S. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B. Related Party Transactions
Related parties of the Company include (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (iv) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals’ families; and (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company. Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on the Company. There were no transactions between us and such related parties for the period from the beginning of our last full fiscal year up to March 30, 2022 that were material to us or such related party, except for the following:
Series C Preferred Shares. On October 31, 2020, we received notification requesting conversion of the Series C Preferred Shares held by Overland. On March 3, 2021, we converted 1,600,000 Series C Preferred Shares and issued two investors in the aggregate 1,440,000 common shares; (i) SBC Investments Ltd. (“SBC”) was issued 720,000 common shares, which Kathryn Fell is sole owner of SBC and has voting power over these common shares; and (ii) Tyrell Global

Acquisitions Inc. (“Tyrell”) was issued 720,000 common shares, which Gordon McWilliams is sole owner of Tyrell and has voting power over these common shares.
Series D Preferred Shares. On April 30, 2020, we entered into a Securities Purchase Agreement with two investors (the “Purchasers“) relating to the issuance and sale, in the aggregate, of 1,694,000 Series D Preferred Shares and warrants to purchase up to 1,694,000 of our common shares in a private placement transaction, in exchange for the assignment to us by the investors of certain convertible promissory notes receivable held by the investors in an aggregate amount of $1.1 million. The warrants were exercisable at an exercise price equal to $0.92 per common share, subject to adjustments as provided under the terms of the warrants, and were exercisable for five years. The warrants included a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 5.0% of our issued and outstanding shares, calculated on a partially converted basis (assuming the conversion of all rights to receive our common shares held by the warrant holder).
During the year ended December 31, 2021, we issued 909,000 of our common shares for the conversion of 909,000 Series D Preferred Shares. There are no Series D Preferred Shares outstanding at December 31, 2021.
Series E Preferred Shares. On September 14, 2020, we entered into the Westworld SPA with Westworld relating to the issuance and sale to the investor of 3,000 Series E Preferred Shares in a private placement transaction for net proceeds of $2.7 million. We paid Torrington a business advisory fee of $240,000 related to this transaction. Under the Westworld SPA, we agreed to obtain the consent of Westworld for any additional financings by us.
On March 9, 2021, we and Westworld entered into an Amendment to the Westworld SPA and on March 23, 2021 we issued 250,000 of our common shares with a fair value of $653,000 to Westworld for our failure to file a timely registration statement required under the Westworld SPA. Such expense is included in interest income and other, net on the consolidated statement of operations.
On April 8, 2021, we were in default for failure to file a timely registration statement for the shares issued on March 9, 2021. As stated in the Amendment to the Westworld SPA, we incurred a penalty equal to 24.0% per annum on the additional common shares fair value of $653,000 until September 19, 2021.
During the year ended December 31, 2021, we issued 2,456,918 of our common shares for the conversion of 3,000 Series E Preferred Shares. There are no Series E Preferred Shares outstanding at December 31, 2021.
Equity Purchase Agreement. In May 2020, we entered into an equity purchase agreement and registration rights agreement with Oasis Capital, LLC (“Oasis”), to purchase from us up to $11.0 million worth of our common shares. Under the purchase agreement, we had the right to sell up to $11.0 million of our common shares to Oasis over a 36-month period. We controlled the timing and amount of any sales to Oasis, and Oasis is obligated to make purchases in accordance with the purchase agreement, upon certain terms and conditions being met. The purchase agreement, which contained a floor price of $1.58 per common share, allowed us to fund our needs in a more expedient and cost-effective manner, on the pricing terms set forth in the purchase agreement. The equity line was designed to provide capital to us as it was required. During the year ended December 31, 2021, we issued 630,000 common shares to Oasis for gross proceeds of $1.3 million under the terms and conditions of the equity purchase agreement. In November 2021, the equity purchase agreement with Oasis was terminated by us.
C. Interest of Experts and Counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See Item 18. Financial Statements.
We have not declared or paid any dividends on our common shares to date. Our current intention is to retain any future earnings to support the development of our business and do not anticipate paying cash dividends on our common shares in the foreseeable future. Payment of any future dividends will be at the discretion of our Board of Directors after taking into account various factors, including but not limited to the financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Accordingly, investors must rely on sales of their Sphere 3D common shares after price appreciation, which may never occur, as the only way to realize a return on their investment.
B. Significant Changes
Gryphon Escrow Shares. In March 2022, in connection with the Merger Agreement, we issued into escrow 850,000 of our common shares, which will be released to Gryphon if the Merger is not consummated.
Note Receivable. In January 2022, we loaned Gryphon an additional $2.5 million bringing the aggregate principal amount of the Gryphon Note to $12.5 million.
NuMiner Machine Purchase Agreement. In November 2021, we paid a $10.0 million refundable deposit to NuMiner with the intent to enter into an agreement with NuMiner to purchase 60,000 units of new NM440 Machines for the purpose of cryptocurrency mining, which agreement was executed in February 2022. In the event the evaluation of the NM440 Machines that NuMiner will provide to us for evaluation purposes yield results unsatisfactory to us and the purchase agreement is terminated, all payments shall be returned to us. If, upon evaluation, the NM440 Machines perform to the satisfaction of the terms outlined in the contract, the Company will apply the advanced payments and make the remaining payments to NuMiner throughout 2022. To make such payments, we anticipate pursuing financing through debt and/or equity markets and/or utilizing the vendor financing provided for in the NuMiner Agreement. In the event the NuMiner Agreement is performed in full, the aggregate payments to NuMiner will be $1.7 billion in 2022
Financial Advisory Services. In December 2021, we entered into a consulting agreement with PGP Capital Advisors. (“PGP”) which was amended on February 7, 2022, to provide financial advisory services (as amended, the “PGP Consulting Agreement”). As compensation for PGP’s services to be provided pursuant to the PGP Consulting Agreement, on February 7, 2022, we issued to PGP (i) 100,000 common shares with a fair value of $0.3 million, (ii) 100,000 warrants to purchase up to 100,000 common shares at an exercise price of $4.00 per share, (iii) 100,000 warrants to purchase up to 100,000 common shares at an exercise price of $5.00 per share, and (iv) 100,000 warrants to purchase up to 100,000 common shares at an exercise price of $6.00 per share. The warrants are immediately exercisable and expire five years from the issuance date.
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
The restrictions on the ability of a director to vote and the requirement to disclose his or her interest are governed by applicable corporate legislation, which provides, among other matters, that such director shall disclose in writing to the Company or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest, recuse himself or herself from such portion of the a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction except in limited specified instances as set forth in the BCA.
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

Action Necessary to Change the Rights of Holders of Shares. Under the BCA, certain types of amendments to our Articles, including amendments to change the rights, privileges, restrictions or conditions attached to our shares, are subject to approval by special resolution of the Shareholders, requiring the affirmative vote of 66-2/3% of the votes cast at a meeting, by proxy or in person, or by written resolution signed by all Shareholders.
Shareholder Meetings. The board, the chairman of the board, the managing director, the president or the holders of not less than 5% of the issued Shares of the Company that carry the right to vote at a meeting, shall have power to call a special meeting of Shareholders at any time. For the purposes of determining Shareholders entitled to receive notice of a meeting, the directors may fix an advance date as the record date for such determination. Any record date shall not precede by more than 60 days or by less than 30 days the date on which the meeting is to be held.
The only persons entitled to be present at a meeting of the Shareholders shall be those entitled to vote the directors and auditor of the Company and others who, although not entitled to vote, are entitled or required under any provision of the BCA, the Articles or the by-laws to be present at the meeting. A quorum for the transaction of business at any meeting of shareholders shall be at least two shareholders entitled to vote at such meeting, whether present in person or represented by proxy.
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
D. Exchange Controls
We are not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations under the laws of Canada or by the charter or other constituent documents of the Company, except the Investment Canada Act which may require review and approval by the Minister of Industry (Canada) of certain acquisition of control of the Company by non-Canadians. The threshold for acquisitions of control is generally defined as being one third or more of our voting shares. If the investment is potentially injurious to national security it may be subject to review under the Investment Canada Act notwithstanding the percentage interest acquired or amount of the investment. "Non-Canadian" generally means an individual who is not Canadian citizen, or a corporation partnership, trust or joint venture that is ultimately controlled by non-Canadians.

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
Dividends. Dividends paid or credited or deemed under the Canadian Tax Act to be paid or credited to a U.S. Resident Holder on our common shares are subject to Canadian withholding tax equal to 25% of the gross amount of such dividends. Under the Convention and subject to the provisions thereof, the rate of Canadian withholding tax which would apply to dividends paid on the common shares to a U.S. Resident Holder that beneficially owns such dividends and is fully entitled to the benefits under the Convention is generally 15%, unless the beneficial owner is a company which owns at least 10% of our voting shares at that time, in which case the rate of Canadian withholding tax is reduced to 5%.
Dispositions. For purposes of the following discussion, we have assumed that our common shares will remain listed on the NASDAQ. A U.S. Resident Holder is not subject to tax under the Canadian Tax Act in respect of a capital gain realized on the disposition of our common shares in the open market unless the shares are “taxable Canadian property” to the holder thereof and the U.S. Resident Holder is not entitled to relief under the Convention. Our common shares will be taxable Canadian property to a U.S. Resident Holder if, at any time during the 60-month period preceding the disposition: (i) the U.S. Resident Holder, alone or together with persons with whom the U.S. Resident Holder did not deal at arm’s length (for purposes of the Canadian Tax Act), owned 25% or more of our issued shares of any class or series, and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of real property situated in Canada, timber resource properties, Canadian resource properties, or an option in respect of, or an interest in, or for civil law a right in, any of the foregoing.

Notwithstanding the foregoing, our common shares may otherwise be deemed to be taxable Canadian property to a U.S. Resident Holder for purposes of the Canadian Tax Act in particular circumstances. U.S. Resident Holders to whom common shares constitute taxable Canadian property should consult with their own tax advisors as to the Canadian income tax consequences of a disposition of the common shares.
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
You may also inspect reports and other information about the Company electronically on SEDAR at www.sedar.com and on Sphere 3D’s website at www.sphere3d.com.
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
Based on our evaluation under the framework in Internal Control-Integrated Framework, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2021. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.
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
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. Mahadevan is independent as that term is defined by the rules and regulations of the NASDAQ Stock Market, Inc. and also qualifies as an “audit committee financial expert” as defined by the SEC.
ITEM 16B. CODE OF ETHICS
We have adopted a code of ethics that applies to the registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Such code is posted on the Company’s website and is available at www.sphere3d.com.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate fees incurred by our current external auditor, Smythe LLP, in each of the last two years for audit and other fees are as follows (in thousands):

	2021	2020

Audit fees(1)	$146	$74
Audit related fees(2)	2	19
Tax fees(3)	9	8
All other fees(4)	22	39
	$179	$140
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

Pre-Approval Policies and Procedures
The Audit Committee has the authority to pre-approve all non-audit services to be provided to us by our independent auditor. All services provided by Smythe LLP during the years 2021 and 2020 were pre-approved by the Audit Committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
At no time since the commencement of our most recently completed financial year have we relied on the exemptions in National Instrument 52-110 – Audit Committee (“NI 52-110”) (de minimis non-audit services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and our common shares are listed on Nasdaq. Rule 5615(a)(3) of Nasdaq Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which our governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:
Shareholder Meeting Quorum Requirement: Nasdaq Stock Market Rule 5620(c) (“Rule 5620(c)”) requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws.
We have elected to follow Canadian practices consistent with the requirements of the BCA in lieu of Rule 5620(c). Our practices with regard to this requirement are not prohibited by the BCA or the rules of the Toronto Stock Exchange. Our quorum requirement is set forth in our by-laws, which provide that a quorum for the transaction of business at any meeting of our shareholders is two persons present in person or by proxy and holding or representing in the aggregate not less than 25% of our outstanding shares entitled to vote at such meeting.
Although we currently intends to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules.
We intend to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.
As a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Sphere 3D are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit		Filed	Incorporated by Reference
Number	Description	Herewith	Form	File No.	Date Filed

1.1	Certificate and Articles of Amalgamation		6-K	001-36532	3/25/2015

1.2	Certificate of Amendment to the Articles of Amalgamation of the Company		6-K	001-36532	7/17/2017

1.3	Certificate of Amendment to the Articles of Amalgamation of the Company		8-K	001-36532	10/2/2018

1.4	Certificate of Amendment to the Articles of Amalgamation of the Company		8-K	001-36532	11/5/2018

1.5	Certificate of Amendment to the Articles of Amalgamation of the Company		8-K	001-36532	11/14/2018

1.6	Certificate of Amendment to the Articles of Amalgamation of the Company		8-K	001-36532	7/12/2019

1.7	Certificate of Amendment to the Articles of Amalgamation of the Company		8-K	001-36532	11/8/2019

1.8	Certificate of Amendment to the Articles of Amalgamation of the Company		8-K	001-36532	5/8/2020

1.9	Certificate of Amendment to the Articles of Amalgamation of the Company		8-K	001-36532	9/29/2020

1.10	Certificate of Amendment to the Articles of Amalgamation of the Company		6-K	001-36532	1/7/2021

1.11	Certificate of Amendment to the Articles of Amalgamation of the Company		6-K	001-36532	7/15/2021

1.12	Certificate of Amendment to the Articles of Amalgamation of the Company		6-K	001-36532	10/4/2021

1.13	By-Law No. 1, as Amended		6-K	001-36532	7/17/2017

1.14	By-Law No. 1 Amending Agreement		6-K	001-36532	2/1/2022

1.15	By-Law No. 2		6-K	001-36532	5/12/2017

2.1	Specimen certificate evidencing Common Shares		F-3	333-210735	4/13/2016

2.2	Description of Securities	X

4.1	Form of Warrant		6-K	001-36532	8/15/2017

4.2	Form of Warrant		8-K	001-36532	4/17/2018

4.3	Transition Services Agreement dated November 13, 2018 between the Company and Overland Storage, Inc.		10-K	001-36532	4/1/2019

4.4+	Sphere 3D Corp. Second Amended and Restated Stock Option Plan		F-4	333-197569	7/23/2014

4.5+	Sphere 3D Corp. 2015 Performance Incentive Plan, as amended		10-Q	001-36532	5/15/2019

4.6+	Form of Inducement Restricted Stock Unit Award Agreement		S-8	333-209251	2/1/2016

4.7+	Form of Executive Inducement Restricted Stock Unit Award Agreement		S-8	333-209251	2/1/2016

Exhibit		Filed	Incorporated by Reference
Number	Description	Herewith	Form	File No.	Date Filed
4.8+	Form of Executive Stock Option Agreement		10-K	001-36532	3/21/2018

4.9+	Sphere 3D Corp. Employee Stock Purchase Plan, as amended		S-8	333-205236	1/29/2018

4.10+	Offer of Employment Letter between Sphere 3D Corp. and Joseph O’Daniel dated January 25, 2017		10-K	001-36532	4/1/2019

4.11+	Form of Officer and Director Indemnity Agreement		10-K	001-36532	4/1/2019

4.12+	Employment Agreement between Sphere 3D Corp. and Peter Tassiopoulos dated August 15, 2019		8-K	001-36532	8/21/2019

4.13+	Amended and Restated Retention Agreement between Sphere 3D Corp. and Joseph O’Daniel dated September 15, 2019		10-Q	001-36532	11/14/2019

4.14+	Form of Change of Control Agreement between Sphere 3D Corp. and Vic Mahadevan and Duncan McEwan dated August 15, 2019		10-Q	001-36532	11/14/2019

4.15+	Change of Control Agreement between the Company and Kurt Kalbfleisch dated August 15, 2019		10-Q	001-36532	11/14/2019

4.16	Form of Subscription Agreement for Convertible Debenture		8-K	001-36532	3/27/2020

4.17	Form of Warrant		8-K	001-36532	3/27/2020

4.18*	Share Purchase Agreement, dated August 3, 2020, between the Company and Dale Allan Peters		8-K	001-36532	8/7/2020

4.19	Amendment to Transition Service Agreement between the Company and Overland Storage, Inc. dated June 30, 2020		10-Q	001-36532	8/14/2020

4.20	Form of Purchase Agreement dated September 14, 2020		8-K	001-36532	9/18/2020

4.21	Senior Secured Convertible Promissory Note, dated September 14, 2020, between the Company and Rainmaker Worldwide Inc.		8-K	001-36532	9/18/2020

4.22	Amendment to Purchase Agreement dated September 23, 2020 between Sphere 3D Corp. and Westworld Financial Capital, LLC		8-K	001-36532	9/29/2020

4.23	First Amendment to Purchase Agreement dated March 9, 2021 between Sphere 3D Corp. and Westworld Financial Capital, LLC		6-K	001-36532	3/18/2021

4.24	Second Amendment to Purchase Agreement dated October 1, 2021 between Sphere 3D Corp. and Westworld Financial Capital, LLC and Form of Warrant		6-K	001-36532	10/4/2021

4.25	Exchange Agreement and Convertible Promissory Note dated March 10, 2021		6-K	001-36532	3/18/2021

4.26	Amendment No. 2 to Promissory Note and Security Agreement dated September 29, 2021 by and among Sphere 3D Corp. and Gryphon Digital Mining, Inc.		6-K	001-36532	10/4/2021

4.27	Agreement and Plan of Merger, dated June 3, 2021, among Sphere 3D Corp., Sphere GDM Corp. and Gryphon Digital Mining, Inc.		6-K	001-36532	8/6/2021

4.28	Security Agreement dated July 6, 2021 by and among Sphere 3D Corp. and Gryphon Digital Mining, Inc.		6-K	001-36532	7/15/2021

Exhibit		Filed	Incorporated by Reference
Number	Description	Herewith	Form	File No.	Date Filed
4.29	Promissory Note dated July 6, 2021 by and among Sphere 3D Corp. and Gryphon Digital Mining, Inc.		6-K	001-36532	7/15/2021

4.30	Amendment No. 1 to Promissory Note and Security Agreement dated August 30, 2021 by and among Sphere 3D Corp. and Gryphon Digital Mining, Inc.		6-K	001-36532	9/9/2021

4.31	Amendment No. 2 to Promissory Note and Security Agreement dated September 29, 2021 by and among Sphere 3D Corp. and Gryphon Digital Mining, Inc.		6-K	001-36532	10/4/2021

4.32	Form of Purchase Agreement dated July 12, 2021		6-K	001-36532	7/15/2021

4.33	Form of Warrant		6-K	001-36532	7/15/2021

4.34	Purchase Agreement, dated July 31, 2021, by and among Sphere 3D Corp. and Hertford Advisors Ltd.		6-K	001-36532	8/6/2021

4.35	Form of Purchase Agreement dated August 25, 2021		6-K	001-36532	8/27/2021

4.36	Form of “A” Warrant		6-K	001-36532	8/27/2021

4.37	Form of “B” Warrant		6-K	001-36532	8/27/2021

4.38#	Future Sales and Purchase Agreement between FuFu Technology Limited and Sphere 3D, dated July 30, 2021		F-4	333-262011	1/5/2022

4.39#	Supplemental Agreement to Future Sales and Purchase Agreement between FuFu Technology Limited and Sphere 3D, dated September 17, 2021		F-4	333-262011	1/5/2022

4.40	Master Services Agreement dated August 19, 2021 between Sphere 3D Corp. and Gryphon Digital Mining Inc.		6-K	001-36532	8/25/2021

4.41	Securities Purchase Agreement, by and among Sphere 3D Corp. and the investors identified on the signature pages thereto, dated September 2, 2021		6-K	001-36532	9/9/2021

4.42	Placement Agency Agreement dated September 2, 2021 between Sphere 3D Corp. and Maxim Group LLC		6-K	001-36532	9/9/2021

4.43	Amendment to Placement Agency Agreement dated September 7, 2021 between Sphere 3D Corp. and Maxim Group LLC		6-K	001-36532	9/9/2021

4.44	Form of Warrant		6-K	001-36532	9/9/2021

4.45#	Sub-License and Delegation Agreement, between Gryphon Digital Mining, Inc. and Sphere 3D Corp., dated as of October 5, 2021		F-4	333-262011	1/5/2022

4.46	Acquisition Agreement dated October 14, 2021 by and among Sphere 3D Corp., HVE Inc. and Filecoiner, Inc.		6-K	001-36532	10/21/2021

4.47	Amendment No. 1 to Sub-License and Delegation Agreement, between Gryphon Digital Mining, Inc. and Sphere 3D Corp., dated as of December 29, 2021		6-K	001-36532	1/5/2022

4.48	Amendment No. 1 to Agreement and Plan of Merger dated December 29, 2021 by and among Sphere 3D Corp., Sphere GDM Corp. and Gryphon Digital Mining, Inc., dated December 29, 2021		6-K	001-36532	1/5/2022

Exhibit		Filed	Incorporated by Reference
Number	Description	Herewith	Form	File No.	Date Filed
4.49	Amendment No. 3 to Promissory Note and Security Agreement dated December 29, 2021 by and among Sphere 3D Corp and Gryphon Digital Mining, Inc.		6-K	001-36532	1/5/2022

4.50	Amendment No. 1 to Master Services Agreement dated December 29, 2021 between Sphere 3D Corp. and Gryphon Digital Mining Inc.		6-K	001-36532	1/5/2022

4.51	Sales and Purchase Agreement dated February 3, 2022 between Sphere 3D Corp. and NuMiner Global, Inc.		6-K	001-36532	2/4/2022

8.1	Subsidiaries of Registrant	X

11.1	Code of Business Conduct and Ethics Policy		6-K	001-36532	4/1/2015

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

15.1	Consent of Independent Registered Public Accounting Firm	X

101.INS	XBRL Instance Document - the instance document does not appear in the interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	X

101.SCH	XBRL Taxonomy Extension Schema	X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase	X

101.DEF	XBRL Taxonomy Extension Definition Linkbase	X

101.LAB	XBRL Taxonomy Extension Label Linkbase	X

101.PRE	XBRL Taxonomy Presentation Linkbase	X

104	Cover Page Interactive Data File (formatted as inline XBRL as contained in Exhibit 101)	X
_______________
* Certain schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementary to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.
+ Management contract or compensation plan or arrangement.
# Certain confidential portions of this Exhibit were omitted pursuant to Item 601(b)(10)(iv) by means of marking such portions with brackets (“[***]”); the identified confidential portions (i) are not material and (ii) are customarily and actually treated as private or confidential.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned Annual Report on its behalf.

Sphere 3D Corp.

/s/ Peter Tassiopoulos
Peter Tassiopoulos
Chief Executive Officer
Date:   March 30, 2022

_______________________________________________

SPHERE 3D CORP.
For the Years Ended December 31, 2021, 2020 and 2019

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Sphere 3D Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated financial statements of Sphere 3D Corp. and its subsidiaries (the “Company”) which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders’ equity (deficit) for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2021 and 2020, and the consolidated results of its operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
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
Valuation of Filecoiner, Inc. Preferred Shares
As described in Notes 3 and 6 to the consolidated financial statements, the Company received 8,000 Series B preferred shares of Filecoiner, Inc. (“Filecoiner”) (“Filecoiner Series B shares”) as consideration for the sale of its SnapServer product line to Filecoiner. The fair value of the Filecoiner Series B shares was estimated to be $6.4 million by management. The valuation of the Filecoiner Series B shares required management to make significant estimates and judgments. Management determined the fair value using a Monte Carlo Simulation and a capital option pricing model. The significant assumptions used by management to value the Filecoiner Series B shares included Filecoiner’s forecasted revenues, discount rate, volatility, risk free rate and cost of debt.
The principal considerations for our determination that performing procedures relating to valuation of Filecoiner preferred shares is a critical audit matter are (i) the significant judgments by management to determine the fair values of the series B preferred shares, which included significant assumptions related to Filecoiner’s revenue forecast, discount rate, volatility and cost of debt; (ii) the significant audit effort due to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the significant assumptions used in the valuation, and (iii) the audit effort which involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of possible valuations of Filecoiner Series B shares based on third party data and independently developed assumptions of Filecoiner’s discount rate, volatility and cost of debt, and (ii) comparing the independent estimate to management’s estimate to evaluate the reasonableness of management’s estimate.
Valuation of equity instruments issued under the Hertford Agreement
As described in Note 8 to the consolidated financial statements, the Company issued 4,500,000 common shares with a fair value of $11.4 million and 96,000 Series H Preferred Shares (“Series H shares”) with a fair value of $42.4 million to Hertford Advisors Ltd. (“Hertford”) for rights to a number of cryptocurrency mining hardware agreements and a mining facility agreement. In addition, as described in Note 11, the Company issued 2,880,000 common shares with a fair value of $12.8 million as a fee to Majestic Dragon. The valuation of the Series H shares and common shares issued by the Company required management to make significant estimates and judgments. The significant assumptions used by management to value the Series H shares included fair market value estimates of comparable cryptocurrency mining hardware equipment. The significant assumptions used by management to value the common shares issued to Hertford and Majestic Dragon involved assessing a relevant holding period, risk free rate and volatility.
The principal considerations for our determination that performing procedures relating to valuation of equity instruments issued under the Hertford Agreement is a critical audit matter are (i) the significant judgments by management to determine the fair values of the Series H shares and common shares issued; (ii) the significant audit effort due to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the significant assumptions used in the valuation, and (iii) the audit effort which involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of possible valuations for the equity instruments issued based on third party data and independently developed assumptions of the Company’s risk free rate, holding period and volatility, and (ii) comparing the independent estimate to management’s estimate to evaluate the reasonableness of management’s estimate.

/s/ Smythe LLP, (995)
Chartered Professional Accountants
Vancouver, Canada
March 30, 2022
We have served as the Company’s auditor since 2019.

Sphere 3D Corp.
Consolidated Balance Sheets
(in thousands of U.S. dollars, except shares)

	December 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$54,355	$461
Accounts receivable, net	181	264
Inventories	—	558
Notes receivable	1,859	—
Other current assets	22,027	807
Total current assets	78,422	2,090
Notes receivable	11,988	3,207
Investments	19,949	2,100
Intangible assets, net	63,017	2,608
Goodwill	—	1,385
Other assets	102,548	443
Total assets	$275,924	$11,833
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,252	$1,976
Accrued liabilities	3,250	958
Accrued payroll and employee compensation	199	293
Deferred revenue	210	657
Debt	—	1,121
Debt, related party	—	304
Line of credit	—	406
Other current liabilities	297	90
Total current liabilities	5,208	5,805
Deferred revenue, long-term	58	301
Long-term debt	—	672
Other non-current liabilities	1,032	46
Total liabilities	6,298	6,824
Commitments and contingencies (Note 16)
Shareholders’ equity:
Preferred shares, no par value, unlimited shares authorized, 96,000 and 9,355,778 shares issued and outstanding at December 31, 2021 and 2020, respectively	42,350	11,769
Common shares, no par value; 63,566,403 and 7,867,186 shares issued and outstanding as of December 31, 2021 and 2020, respectively	444,265	192,406
Accumulated other comprehensive loss	(1,794)	(1,791)
Accumulated deficit	(215,195)	(197,375)
Total shareholders’ equity	269,626	5,009
Total liabilities and shareholders’ equity	$275,924	$11,833
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Operations
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31,
	2021	2020	2019
Revenue	$3,720	$4,848	$5,579
Cost of revenue	2,022	2,599	3,725
Gross profit	1,698	2,249	1,854
Operating expenses:
Sales and marketing	1,317	1,255	1,831
Research and development	971	1,202	2,052
General and administrative	18,308	5,471	3,925
Impairment of goodwill and acquired intangible assets	820	286	70
	21,416	8,214	7,878
Loss from operations	(19,718)	(5,965)	(6,024)
Other income (expense):
Interest expense, related party	(495)	(454)	(331)
Interest expense	(21)	(274)	(22)
Interest income and other, net	2,930	918	2,096
Loss before income taxes	(17,304)	(5,775)	(4,281)
(Benefit from) provision for income taxes	(15)	4	—
Net loss	(17,289)	(5,779)	(4,281)
Dividends on preferred shares	531	—	—
Net loss available to common shareholders	$(17,820)	$(5,779)	$(4,281)
Net loss per share:
Net loss per share basic and diluted	$(0.58)	$(0.98)	$(1.59)
Shares used in computing net loss per share:
Basic and diluted	30,862,508	5,884,555	2,692,510
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Comprehensive Loss
(in thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020	2019
Net loss	$(17,289)	$(5,779)	$(4,281)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(3)	(22)	47
Total other comprehensive (loss) income	(3)	(22)	47
Comprehensive loss	$(17,292)	$(5,801)	$(4,234)
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020	2019
Operating activities:
Net loss	$(17,289)	$(5,779)	$(4,281)
Adjustments to reconcile net loss to cash used in operating activities:
Gain on disposal of product line	(4,992)	—	—
Issuance of warrants for settlement of liabilities	2,821	—	—
Gain on forgiveness of debt	(1,125)	—	—
Gain on forgiveness of liabilities	(189)	(776)	(551)
Gain on forgiveness of related party liabilities	—	—	(1,745)
Impairment of goodwill and acquired intangible assets	820	286	70
Preferred shares penalty fee	653	—	—
Depreciation and amortization	5,685	971	1,030
Share-based compensation	366	5	637
Provision for losses on accounts receivable	—	34	187
Revaluation of subscription agreements	—	(79)	158
Amortization of debt issuance costs	485	526	—
Preferred shares interest expense, related party	—	—	291
Changes in operating assets and liabilities:
Accounts receivable	75	71	773
Inventories	57	195	477
Accounts payable and accrued liabilities	3,925	3,583	317
Accrued payroll and employee compensation	(94)	(50)	182
Deferred revenue	(555)	(597)	(102)
Other assets and liabilities, net	(19,161)	(972)	744
Net cash used in operating activities	(28,518)	(2,582)	(1,813)
Investing activities:
Deposits for purchase of equipment	(102,238)	—	—
Loans receivable	(10,035)	(2,000)	—
Investments	(10,420)	—	—
Net cash used in investing activities	(122,693)	(2,000)	—
Financing activities:
Proceeds from issuance of preferred shares	9,575	2,735	—
Proceeds from issuance of common shares and warrants	194,572	364	707
Payments for debt	(1,103)	—	—
Proceeds from debt	447	1,042	—
Proceeds from debt - related party	—	700	523
Payments for debt - related party	—	(117)	—
(Repayments of) proceeds from line of credit, net	(402)	(83)	391
Proceeds from exercise of outstanding warrants	1,991	180	—
Proceeds from exercise of stock options	252	75	—
Payments for preferred share dividends	(227)	—	—
Net cash provided by financing activities	205,105	4,896	1,621
Effect of exchange rate changes on cash	—	(2)	—
Net increase (decrease) in cash and cash equivalents	53,894	312	(192)
Cash and cash equivalents, beginning of year	461	149	341
Cash and cash equivalents, end of year	$54,355	$461	$149

Sphere 3D Corp.
Consolidated Statements of Cash Flows (continued)
(in thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020	2019
Supplemental disclosures of cash flow information:
Cash paid for interest	$34	$33	$39
Supplemental disclosures of non-cash investing and financing activities:
Issuance of preferred shares for acquisition of intangible asset	$42,350	$—	$—
Issuance of common shares for settlement of liabilities	$17,731	$2,034	$764
Issuance of common shares for acquisition of intangible asset	$11,408	$1,560	$—
Assumption of notes receivable	$—	$1,100	$—
Issuance of common shares for conversion of convertible debt	$799	$783	$—
Issuance of common shares for related party liabilities	$—	$379	$529
Issuance of convertible debt-related party for prepaid business advisory services	$—	$150	$—
Conversion of related party liabilities to preferred shares	$—	$—	$1,496
Issuance of preferred shares for prepayment of services	$—	$—	$448

See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Consolidated Statements of Shareholders’ (Deficit) Equity
(in thousands of U.S. dollars, except shares)

	Common Shares		Preferred Shares		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2019	2,219,141	$183,524	—	$—	$(1,816)	$(187,315)	$(5,607)
Issuance of preferred shares			8,443,778	8,444			8,444
Issuance of common shares	415,765	707	—	—	—	—	707
Issuance of common shares for the settlement of liabilities	673,500	764	—	—	—	—	764
Issuance of common shares for settlement of related party debt and interest expense	410,158	529	—	—	—	—	529
Issuance of common shares pursuant to the vesting of restricted stock units	131,541	—	—	—	—	—	—
Share-based compensation	—	637	—	—	—	—	637
Other comprehensive income	—	—	—	—	47	—	47
Net loss	—	—	—	—	—	(4,281)	(4,281)
Balance at December 31, 2019	3,850,105	186,161	8,443,778	8,444	(1,769)	(191,596)	1,240
Issuance of preferred shares	—	—	1,697,000	3,835	—	—	3,835
Issuance of common shares for conversion of preferred shares	785,000	510	(785,000)	(510)	—	—	—
Issuance of common shares	230,000	537	—	—	—	—	537
Acquisition of intangible asset	480,000	1,560	—	—	—	—	1,560
Issuance of common shares for conversion of convertible debt	1,205,820	783	—	—	—	—	783
Issuance of common shares for the settlement of liabilities	965,841	2,413	—	—	—	—	2,413
Issuance of stock options for the settlement of liabilities	—	182	—	—	—	—	182
Issuance of common shares pursuant to the vesting of restricted stock units	20,420	—	—	—	—	—	—
Exercise of warrants	300,000	180	—	—	—	—	180
Exercise of stock options	30,000	75	—	—	—	—	75
Share-based compensation	—	5	—	—	—	—	5
Other comprehensive loss	—	—	—	—	(22)	—	(22)
Net loss	—	—	—	—	—	(5,779)	(5,779)
Balance at December 31, 2020	7,867,186	$192,406	9,355,778	$11,769	$(1,791)	$(197,375)	$5,009

Sphere 3D Corp.
Consolidated Statements of Shareholders’ (Deficit) Equity
(in thousands of U.S. dollars, except shares)

	Common Shares		Preferred Shares		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2021	7,867,186	$192,406	9,355,778	$11,769	$(1,791)	$(197,375)	$5,009
Issuance of preferred shares, net	—	—	106,000	51,925	—	—	51,925
Issuance of common shares for conversion of preferred shares	11,081,824	21,344	(9,365,778)	(21,344)	—	—	—
Issuance of common shares and warrants, net	32,018,530	195,017	—	—	—	—	195,017
Acquisition of intangible asset	4,500,000	11,408	—	—	—	—	11,408
Issuance of common shares for the settlement of liabilities	4,664,852	17,731	—	—	—	—	17,731
Issuance of common shares for conversion of convertible debt	468,225	799	—	—	—	—	799
Issuance of common shares pursuant to the vesting of restricted stock units	133,553	—	—	—	—	—	—
Issuance of warrants for settlement of liabilities	—	2,821	—	—	—	—	2,821
Exercise of warrants	2,732,233	2,121	—	—	—	—	2,121
Exercise of stock options	100,000	252	—	—	—	—	252
Share-based compensation	—	366	—	—	—	—	366
Other comprehensive loss	—	—	—	—	(3)	—	(3)
Net loss	—	—	—	—	—	(17,289)	(17,289)
Preferred dividends	—	—	—	—	—	(531)	(531)
Balance at December 31, 2021	63,566,403	$444,265	96,000	$42,350	$(1,794)	$(215,195)	$269,626
See accompanying notes to consolidated financial statements.

Sphere 3D Corp.
Notes to Consolidated Financial Statements
1.Organization and Business
Sphere 3D Corp. was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.” Any reference to the “Company”, “Sphere 3D”, “we”, “our”, “us”, or similar terms refers to Sphere 3D Corp. and its subsidiaries. The Company delivers data management and desktop and application virtualization solutions through hybrid cloud, cloud and on premise implementations by its global reseller network. The Company achieves this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. The Company’s products allow organizations to deploy a combination of public, private or hybrid cloud strategies while backing them up with the latest storage solutions. The Company’s brands include HVE ConneXions (“HVE”) and Unified ConneXions (“UCX”). In October 2021, the Company entered into a definitive agreement and sold its SnapServer® product line and associated assets.
The Company has commenced planning and has entered into a series of agreements that will enable it to enter the cryptocurrency space, including entering into the Hertford Agreement with Hertford Advisors Ltd., the Master Services Agreement between Sphere 3D and Gryphon Digital Mining, Inc. (“Gryphon”), the Sub-License and Delegation Agreement with Gryphon, and the NuMiner Agreement with NuMiner Global, Inc. (“NuMiner”). See Intangible Assets and Goodwill and Commitments and Contingencies in the Notes to the Consolidated Financial Statements for additional information.
Management has projected that cash on hand will not be sufficient to allow the Company to continue operations beyond November 30, 2022 if we are unable to raise additional funding for operations. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds for working capital or to pay for the purchase of cryptocurrency mining machines through equity or debt financings or other sources may depend on the financial success of our then current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at a reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. We require additional capital and if we are unsuccessful in raising that capital, we may be required to cancel our existing purchase obligations under our current mining purchase agreements, or we may not be able to continue our business operations in the cryptocurrency mining industry or we may be unable to advance our growth initiatives, either of which could adversely impact our business, financial condition and results of operations.
Significant changes from the Company’s current forecasts, including but not limited to: (i) shortfalls from projected sales levels; (ii) unexpected increases in product costs; (iii) increases in operating costs; (iv) changes in the historical timing of collecting accounts receivable; and (v) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occurs or the Company is unable to generate sufficient cash from operations or financing sources, the Company may be forced to liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or seek bankruptcy protection or be subject to an involuntary bankruptcy petition, any of, which would have a material adverse effect on the Company’s business, results of operations, financial position and liquidity.

Given the Company’s existing purchase obligations, if such agreements are not cancelled by the Company, management has projected that cash on hand will not be sufficient to allow the Company to meet its outstanding purchase obligations through 2022 if the Company is unable to raise additional debt or equity funding for operations. On a short-term basis, the Company plans to raise debt or equity funding to meet its payment obligations under its current contracts and for additional working capital.
The Company incurred losses from operations and negative cash flows from operating activities for the 12 months ended December 31, 2021, and such losses might continue for a period of time. Based upon the Company's current expectations and projections for the next year, the Company believes that it may not have sufficient liquidity necessary to sustain operations beyond November 30, 2022. These factors, among others, raise substantial doubt that the Company will be able to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
Merger Agreement
On June 3, 2021, the Company into an Agreement and Plan of Merger, which was subsequently amended on December 29, 2021 (the “Merger Agreement”), which the Company agreed to acquire all of the issued and outstanding capital stock of Gryphon Digital Mining, Inc. (“Gryphon”) through a merger transaction (the “Merger”), in which Sphere GDM Corp., a Delaware corporation and a wholly-owned subsidiary of Sphere 3D (“Merger Sub”), will merge with and into Gryphon, with Gryphon surviving under the name Gryphon Digital Mining USA, Inc., as a wholly-owned direct subsidiary of Sphere 3D, and Sphere 3D will issue common shares in exchange for all of the issued and outstanding capital stock of Gryphon. Completion of the Merger is conditioned upon the satisfaction of certain closing conditions, including the approval by our shareholders, as set forth in the Merger Agreement.
The Merger Agreement, among other matters, (i) provides for the number of our common shares that will be issued by us in the merger as a result of certain equity financings completed by Gryphon following the execution and delivery of the Merger Agreement; (ii) provides for the termination provisions of the Merger Agreement with provisions that allow either party to terminate the Merger Agreement prior to March 31, 2022 upon a breach of the Merger Agreement by the other party following an opportunity to cure such breach, and to allow either party to terminate the Merger Agreement on or after March 31, 2022 for any reason or no reason by notice to the other party; (iii) provide that, upon any such termination of the Merger Agreement, we will forgive all amounts outstanding under the outstanding Promissory Note and Security Agreement with Gryphon, which was amended on August 30, 2021, September 29, 2021, and further amended on December 29, 2021 (as amended, the “Gryphon Note”), and release to Gryphon 850,000 common shares deposited into an escrow account for the benefit of Gryphon; and (iv) provide that, in connection with any termination of the Merger Agreement, each party shall have released the other party and its affiliates from any claims, actions or proceedings such party shall have at the time of such termination against the other party existing by reason of, based upon or arising out of the Merger Agreement.
As consideration for the merger transaction, the Company expects to issue 122,005,654 common shares to the shareholders of Gryphon, subject to adjustment. If the Merger is consummated, and all regulatory approvals are received, we will continue to trade on the NASDAQ. The closing of the merger agreement is subject to customary closing conditions for a transaction of this nature and may be terminated by the parties under certain circumstances.
Terminated Merger Agreement
On July 14, 2020, the Company entered into a definitive merger agreement (the “Rainmaker Merger Agreement”) pursuant to which it planned to acquire all of the outstanding securities of Rainmaker Worldwide Inc. (“Rainmaker”), a global Water-as-a-Service provider. The Company’s business model would have focused on Water-as-a-Service and Rainmaker management would have assumed leadership of the combined entity. On February 12, 2021, the Rainmaker Merger Agreement was terminated as the Company was unable to obtain all necessary regulatory approvals relating to the proposed transaction prior to the agreed date of January 31, 2021. No break-fee or termination costs were paid by either party.

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
Foreign Currency Translation
The financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at the consolidated balance sheet date for assets and liabilities and a weighted-average exchange rate during the year for revenue, expenses, gains and losses. Translation adjustments are recorded as other comprehensive income (loss) within shareholders’ equity. Gains or losses from foreign currency transactions are recognized in the consolidated statements of operations. Such transactions resulted in a loss of $41,000, $23,000, and $22,000 for the years ended December 31, 2021, 2020 and 2019, respectively.
Cash Equivalents
Highly liquid investments with insignificant interest rate risk and original maturities of three months or less, when purchased, are classified as cash equivalents. Cash equivalents are composed of money market funds. The carrying amounts approximate fair value due to the short maturities of these instruments.
Accounts Receivable
Accounts receivable is recorded at the invoiced amount and is non-interest bearing. We estimate our allowance for doubtful accounts based on an assessment of the collectability of specific accounts and the overall condition of the accounts receivable portfolio. When evaluating the adequacy of the allowance for doubtful accounts, we analyze specific trade and other receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customers’ payment terms and/or patterns. We review the allowance for doubtful accounts on a quarterly basis and record adjustments as considered necessary. Customer accounts are written-off against the allowance for doubtful accounts when an account is considered uncollectable. At December 31, 2021 and 2020, allowance for doubtful accounts of nil and $0.1 million, respectively, was recorded.
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

Investments
The Company holds investments in equity securities of public and nonpublic companies for business and strategic purposes. The nonpublic equity securities do not have a readily determinable fair value and are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company reviews its investments on a regular basis to determine if the investments are impaired. For purposes of this assessment, the Company considers the investee’s cash position, earnings and revenue outlook, liquidity and management ownership, among other factors, in its review. If management’s assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment loss that is equal to the difference between the fair value of the equity investment and its carrying amount.
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
Purchased intangible assets are amortized on a straight-line basis over their economic lives of 15 months to 15 years for supplier agreements, six years for channel partner relationships, and seven years for customer relationships as this method most closely reflects the pattern in which the economic benefits of the assets will be consumed.
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
Advertising Costs
Advertising costs are expensed as incurred. Advertising expenses were $104,000, $140,000, and $16,000 for the years ended December 31, 2021, 2020 and 2019, respectively.

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
Segment Information
The Company reports segment data based on the management approach. The management approach designates the internal reporting that is used by management for making operating and investment decisions and evaluating performance as the source of our reportable segments. We use one measurement of profitability and do not disaggregate our business for internal reporting. We operate in one segment providing data management, and desktop and application virtualization solutions for small and medium businesses and distributed enterprises. We disclose information about products and services, geographic areas, and major customers.
Income Taxes
The Company provides for income taxes utilizing the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of our assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when a judgment is made that it is considered more likely than not that a tax benefit will not be realized. A decision to record a valuation allowance results in an increase in income tax expense or a decrease in income tax benefit. If the valuation allowance is released in a future period, income tax expense will be reduced accordingly.
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
Concentration of Credit Risks
Financial instruments that potentially subject us to concentrations of credit risk consist primarily of notes receivable and trade accounts receivable, which are generally not collateralized. To reduce credit risk, we perform ongoing credit evaluations of its customers and maintain allowances for potential credit losses for estimated bad debt losses.
At December 31, 2021 and 2020, there were four customers that made up 82.0% and 46.8%, respectively, of accounts receivable. There were two customers that made up in the aggregate 25.5%, 29.3%, and 24.5% of net revenue for the years ended December 31, 2021, 2020 and 2019, respectively.

Share-based Compensation
The Company accounts for share-based awards, and similar equity instruments, granted to employees, non-employee directors, and consultants under the fair value method. Share-based compensation award types include stock options and restricted stock. The Company uses the Black-Scholes option pricing model to estimate the fair value of option awards on the measurement date, which generally is the date of grant. The expense is recognized over the requisite service period (usually the vesting period) for the estimated number of instruments for which service is expected to be rendered. The fair value of restricted stock units (“RSUs”) is estimated based on the market value of the Company’s common shares on the date of grant. The fair value of options granted to non-employees is estimated at the measurement date, which generally is the date of grant, using the Black-Scholes option pricing model.
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
The Company has not recognized, and does not expect to recognize in the near future, any tax benefit related to share-based compensation cost as a result of the full valuation allowance of our net deferred tax assets and its net operating loss carryforward.
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
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt with Conversion and other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). The new guidance eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance requires that the if-converted method is used in computing diluted EPS for all convertible instruments. The update is effective for annual reporting periods, including interim periods, beginning after December 15, 2021. The adoption of the new standard is not expected to have a material effect on our financial position, results of operations or cash flows.
3.Disposal of SnapServer® Product Line
In October 2021, the Company and Filecoiner, Inc. (“Filecoiner”) entered into an acquisition agreement under which the Company’s subsidiary, HVE, sold the assets, including intellectual property, associated with the Company’s SnapServer® product line to Filecoiner, in exchange for 8,000 shares of Series B preferred stock of Filecoiner (“Filecoiner Series B Preferred Stock”) with a fair value equal to $6.4 million determined using valuation models. The Company recorded a gain on the sale of the assets of $5.0 million and is included in interest income and other, net on the consolidated statement of operations.
The Company is performing the operating duties for the SnapServer® product line on behalf of Filecoiner. The Company expects to continue to provide this service for a period time and has entered into a transition services agreement with Filecoiner.

4.Fair Value Measurements
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
Assets and Liabilities that are Measured at Fair Value on a Recurring Basis
The Company’s consolidated financial instruments include cash equivalents, accounts receivable, notes receivable, investments, accounts payable, accrued liabilities and preferred shares. Fair value estimates of these instruments are made at a specific point in time, based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash equivalents, accounts receivable, notes receivable, accounts payable and accrued liabilities are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The Company estimates the fair value of the preferred shares utilizing Level 2 inputs, including market yields for similar investments.
The following table provides information by level for liabilities that are measured at fair value using significant unobservable inputs (Level 3) (in thousands):

Warrant liability as of January 1, 2020	$—
Additions to warrant liability	186
Reclassification to equity	(97)
Warrant liability as of December 31, 2020	89
Additions to warrant liability	—
Reclassification to equity	(84)
Warrant liability as of December 31, 2021	$5
Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
The Company's non-financial assets such as intangible assets are recorded at fair value when an impairment is recognized or at the time acquired in an asset acquisition or business combination measured using significant unobservable inputs (Level 3). As discussed in Note 8 - Intangible Assets and Goodwill, at December 31, 2021 and 2020, the Company recorded impairment charges associated with goodwill and acquired intangible assets and reduced the carrying amount of such assets subject to the impairment to their estimated fair value.
As discussed in Note 8 Intangible Assets and Goodwill, in October 2021, the Company issued preferred shares with a fair value of $42.4 million to Hertford. The fair value was measured using Level 2 inputs, which included publicly available machine contract pricing. In addition, in August 2021, the Company issued common shares to Hertford with a fair value of $11.4 million. The fair value was measured using Level 1 and 2 inputs, which included a marketability discount.
As discussed in Note 11 Share Capital, in October 2021, the Company issued common shares with a fair value of $12.8 million to Majestic Dragon. The fair value was measured using Level 1 and 2 inputs, which included a marketability discount.

5.Notes Receivable
In July 2021, the Company entered into a Promissory Note and Security Agreement with Gryphon, which was amended on August 30, 2021, September 29, 2021, and further amended on December 29, 2021 (the “Gryphon Note” as amended). The Gryphon Note, pursuant to which the Company agreed to loan in the aggregate to Gryphon $12.5 million, has a payment schedule whereby the principal and accrued interest shall be due and payable commencing on completion of the Merger Agreement continuing for a term of three years. The Gryphon Note is unsecured and bears interest at the rate of 9.5% per annum. The Gryphon Note is agreed to be forgiven by the Company if the Merger Agreement is terminated. As of December 31, 2021, the outstanding Gryphon Note balance, including accrued interest, was $10.3 million.
In January 2022, the Company loaned Gryphon an additional $2.5 million bringing the aggregate principal balance for the Gryphon Note to $12.5 million.
In September 2020, the Company entered into a Senior Secured Convertible Promissory Note with Rainmaker (the “Rainmaker Note”), pursuant to which the Company loaned Rainmaker the principal amount of $3.1 million. The Rainmaker Note is secured as a registered lien under the Uniform Commercial Code and the Personal Property Security Act (Ontario) against the assets of Rainmaker and bears interest at the rate of 10% per annum. The principal and interest accrue monthly and are due and payable in full on September 14, 2023. The Company has the right, at any time, to convert all or any portion of the then outstanding and unpaid Rainmaker Note and interest into at the conversion price as defined in the Rainmaker Note.
As of December 31, 2021, the outstanding Rainmaker Note balance, including accrued interest, was $3.5 million.

6.Investments
Filecoiner Common Stock
In October 2021, the Company purchased 1,500,000 shares of common stock of Filecoiner, a private corporation, at a price equal to $4.00 per share and was recorded at cost. As of December 31, 2021, the Filecoiner common stock held by the Company was recorded on a cost basis or $6.0 million.
Filecoiner Preferred Stock
In October 2021, the Company received 8,000 shares of Series B preferred stock of Filecoiner (“Filecoiner Series B Preferred Stock”) for consideration for the sale of its SnapServer® product line to Filecoiner. The preferred shares have a liquidation preference of $1,000 per share, do not accrue dividends nor have voting rights. Filecoiner will use 1.5% of its annual gross revenue to redeem any outstanding shares of Filecoiner Series B Preferred Stock. This amount will be paid to the holder of the Filecoiner Series B Preferred Stock within 15 days of the completion of Filecoiner's annual 12/31 audited financial statements. During any 12-calendar month period, 25% of the shares of Series B Preferred Stock shall be convertible at the option of the holder thereof at any time into a number of shares of common stock determined by dividing (i) the original issue price by (ii) the conversion price then in effect. The initial conversion price for the Series B Preferred Stock is equal to $8.00 per share. The conversion price from time to time in effect is subject to adjustment as hereinafter defined in the Filecoiner acquisition agreement. The fair value of the Filecoiner Series B Preferred Stock was estimated using a Monte Carlo simulation with the following inputs: discount rate of 40%, risk-free rate of 1.05%, cost of debt of 7.48%, together with a capital option pricing model using the following inputs: volatility of 146% and risk-free rate of 1.05%. As of December 31, 2021, the fair value of the Filecoiner Series B Preferred Stock held by the Company was $6.4 million.
Special Purpose Acquisition Company
In April 2021, the Company sponsored a special purpose acquisition company (“SPAC”), Minority Equality Opportunities Acquisition Inc. (“MEOA”), through the Company’s wholly owned subsidiary, Minority Equality Opportunities Acquisition Sponsor, LLC (“SPAC Sponsor”). MEOA’s purpose is to focus initially on transactions with companies that are minority owned businesses. In April 2021, SPAC Sponsor paid $25,000 of deferred offering costs on behalf of MEOA in exchange for 2,875,000 shares of MEOA’s Class B common stock (the “Founder Shares”) and is recorded on a cost basis as of December 31, 2021.
In August 2021, SPAC Sponsor participated in the private sale of an aggregate of 5,395,000 Warrants (the “Private Placement Warrants”) at a purchase price of $1.00 per Private Placement Warrant. The SPAC Sponsor paid $5.4 million to MEOA, which included $1.0 million from an investor participating in SPAC Sponsor and is included in other non-current liabilities. The Private Placement Warrants are not transferable, assignable or saleable until 30 days after MEOA completes a business combination, which is required to be completed within 12 months from the closing of the initial public offering (“IPO”) (or 21 months from the closing of the IPO if MEOA extends the period of time to consummate a business combination). MEOA’s IPO was completed on August 30, 2021. As of December 31, 2021, the Private Placement Warrants held by the Company are recorded on a cost basis.
Silicon Valley Technology Partners Preferred Shares
In November 2018, in connection with the divestiture of Overland, the Company received 1,879,699 SVTP Preferred Shares with a fair value of $2.1 million. The fair value of this investment was estimated using discounted cash flows. The Company concluded it does not have a significant influence over the investee.
There were no known identified events or changes in circumstances that may have a significant adverse effect on the fair value of the Company’s investments at December 31, 2021.

7.Certain Balance Sheet Items
The following table summarizes inventories (in thousands):

	December 31,
	2021	2020
Raw materials	$—	$119
Work in process	—	167
Finished goods	—	272
	$—	$558
The following table summarizes other current assets (in thousands):

	December 31,
	2021	2020
Prepaid digital mining hosting services	$20,043	$—
Prepaid services	1,477	421
Prepaid insurance	406	158
Transition service agreement, related party	—	115
Deferred cost - service contracts	49	99
Other	52	14
	$22,027	$807
The following table summarizes other assets (in thousands):

	December 31,
	2021	2020
Prepaid deposit for equipment	$102,238	$—
Prepaid insurance	251	385
Deferred cost – service contracts	7	56
Other	52	2
	$102,548	$443

8.Intangible Assets and Goodwill
The following table summarizes intangible assets, net (in thousands):

	December 31,
	2021	2020
Developed technology	$10,344	$13,117
Supplier agreements	68,147	1,560
Channel partner relationships	730	730
Capitalized development costs(1)	103	3,116
Customer relationships	380	380
	79,704	18,903
Accumulated amortization:
Developed technology	(10,344)	(13,117)
Supplier agreements	(5,289)	(43)
Channel partner relationships	(598)	(477)
Capitalized development costs(1)	(103)	(2,518)
Customer relationships	(353)	(340)
	(16,687)	(16,495)
Total finite-lived assets, net	63,017	2,408
Indefinite-lived intangible assets - trade names	—	200
Total intangible assets, net	$63,017	$2,608
________________
(1)    Includes the impact of foreign currency exchange rate fluctuations.
Amortization expense of intangible assets was $5.7 million, $1.0 million, and $1.0 million for the years ended December 31, 2021, 2020 and 2019, respectively. Estimated amortization expense for intangible assets is approximately $27.1 million, $8.6 million, $8.6 million, $8.6 million and $8.6 million in fiscal 2022, 2023, 2024, 2025 and 2026, respectively.
Hertford Asset Acquisition
On July 31, 2021, the Company entered into an agreement (the “Hertford Agreement”) with Hertford Advisors Ltd. (“Hertford”), a privately held company that provides turnkey mining solutions, to provide an exclusive right to assume all of Hertford’s rights to a number of cryptocurrency mining hardware agreements (the “Equipment Agreements”) and the right to complete negotiations to secure a long-term contract for 200,000 square foot crypto mining facility (the “Mining Facility Agreement”). The Company has assumed and executed the first Equipment Agreement directly with the manufacturer, for the purchase of up to 60,000 new cryptocurrency mining machines, with deliveries to commence in January 2022 and continue over the course of the next 12 months. In exchange for the assignment of the Equipment Agreements and the Mining Facility Agreement, for which the Company has the right, but not the obligation, to complete, and subject to receipt of all necessary regulatory approvals and execution of definitive agreements, the Company issued to Hertford common shares and preferred shares of the Company. On August 12, 2021, the Company issued 4,500,000 common shares with a fair value of $11.4 million to Hertford in satisfaction of assignment of the Equipment Agreements and the Mining Facility Agreement to the Company. The Company applied a 25% discount for lack of marketability of common shares for the six-month restriction based on a put option pricing model using volatility of 140% and a risk-free rate of 0.05%. The Company has subsequently determined not to proceed with the Mining Facility Agreement and certain Equipment Agreements. On October 1, 2021, the Company issued

96,000 Series H Preferred Shares with a fair value of $42.4 million to Hertford. The issuance of the Series H Preferred Shares was triggered by the Company’s deposit made to FuFu Technology Limited (“BitFuFu”) for digital mining hardware and other equipment. Additional consideration will be granted as other key milestones are achieved. The common shares issued by the Company are subject to lock up and leak out agreements for a period of two years, with the initial release starting six months from the anniversary of the Hertford Agreement. The Company issued 135,000 common shares in satisfaction of a $456,000 finder’s fee to Majestic Dragon Financial Services Ltd. which is included in general and administrative expense in the consolidated statements of operations.
Supplier Agreement Acquisition
On August 3, 2020, Dale Allan Peters (“Peters”), as the beneficial shareholder of 101250 Investments Ltd. (“101 Invest”), a company existing under the laws of the Turks & Caicos Islands and a water partner of Rainmaker, entered into a Share Purchase Agreement (the “101 Invest Purchase Agreement”) with the Company. As a result of the 101 Invest Purchase Agreement, 101 Invest is a wholly-owned subsidiary of the Company. Under the terms of the 101 Invest Purchase Agreement, the Company issued 480,000 common shares at $3.25 per share to Greenfield Investments Ltd. for a purchase price of $1,560,000. The Company held back and retained 96,000 of the common shares for a six-month period from the closing date in support of any breaches of representations and warranties by Peters under the 101 Invest Purchase Agreement (the “Escrow Shares”). The Company released the Escrow Shares to Peters in February 2021. 101 Invest has exclusive rights to deliver the Rainmaker water solution to three Turks and Caicos island communities - Plantation Hills, Blue Sky and Village Estates.
Impairment of Goodwill
Goodwill at December 31, 2021 and 2020 was nil and $1.4 million, respectively, which consisted of goodwill from prior acquisitions. In October 2021, the Company disposed of its SnapServer® product line and removed the related goodwill of $863,000 and is included in the net gain on sale of the asset. The Company performed qualitative impairment evaluations on its remaining goodwill as of December 31, 2021 and determined that there was indications that the goodwill was impaired and recorded an impairment charge of $522,000 for the year ended December 31, 2021.
Impairment of Intangible Assets
In 2021, primarily as a result of the Company’s disposal of its SnapServer® product line, it was determined the carrying value of finite-lived intangible assets exceeded its estimated fair value. In measuring fair value, the Company used an excess of earnings approach. The Company compared the indicated fair value to the carrying value of its finite-lived assets, and as a result of the analysis, an impairment charge of $298,000 was recorded for developed technology for the year ended December 31, 2021.
In 2020, primarily as a result of the Company’s change in revenue projection for its SnapServer® product line, it was determined the carrying value of finite-lived intangible assets exceeded its estimated fair value. In measuring fair value, the Company used an excess of earnings approach. The Company compared the indicated fair value to the carrying value of its finite-lived assets, and as a result of the analysis, an impairment charge of $206,000 was recorded for developed technology for the year ended December 31, 2020.
In 2020 and 2019, primarily as a result of the Company’s change in revenue projection for its SnapServer® product line, it was determined the carrying value of indefinite-lived intangible assets exceeded its estimated fair value. In measuring fair value, the Company used a relief-from-royalty approach. The Company compared the indicated fair value to the carrying value of its indefinite-lived assets, and as a result of the analysis, an impairment charge of $80,000 and $70,000 was recorded to indefinite-lived trade names for the years ended December 31, 2020 and 2019, respectively.

9.Debt
PPP Funds
On February 3, 2021, the Company received funds in the amount of $447,400 and entered into a loan agreement with Citizens National Bank of Texas pursuant to the CARES Act (“PPP Funds”). The CARES Act was established in order to enable small businesses to pay employees during the economic slowdown caused by COVID-19 by providing forgivable loans to qualifying businesses for up to certain amounts of average monthly payroll costs. The amount borrowed by the Company under the CARES Act was eligible to be forgiven provided (a) the Company used the PPP Funds during the eight to twenty-four week period after receipt thereof, and (b) the PPP Funds are only used to cover payroll costs (including benefits), and other allowed expenses.
On April 9, 2020, the Company received PPP Funds in the amount of $667,400 and entered into a loan agreement with Citizens National Bank of Texas pursuant to the CARES Act. The amount borrowed by the Company under the CARES Act was eligible to be forgiven provided (a) the Company used the PPP funds during the eight week period after receipt thereof, and (b) the PPP funds were only used to cover payroll costs (including benefits), rent, mortgage interest, and utility costs.
In 2021, the aggregate PPP Funds were forgiven by the lender and the Company recorded a $1.1 million gain on forgiveness of debt which is included in interest income and other, net. At December 31, 2021 there was no outstanding balance on the PPP Funds.
Oasis Convertible Promissory Note
On July 28, 2020, the Company entered into a Securities Purchase Agreement with Oasis Capital (“Oasis”), a former related party of the Company, pursuant to which the Company received $500,000 and issued to Oasis (i) an 8.0% original issue discount promissory note payable, with a term of six months and aggregate principal amount of $615,000 (“Oasis Promissory Note”), and (ii) 90,000 common shares of the Company at $3.37 per share. A former related party earned a fee of $40,000 for facilitating the transaction. The Oasis Promissory Note was due on January 28, 2021. On March 10, 2021, the Company and Oasis entered into an Exchange Agreement under which Oasis surrendered the Oasis Promissory Note dated July 28, 2020 in exchange for a new Convertible Promissory Note issued to Oasis with (i) a principal amount of $796,159, (ii) interest rate of 8.0% per annum, (iii) a 12 month maturity date, and (iv) convertible into common shares of the Company. During the year ended December 31, 2021, the Company incurred a $241,000 penalty fee for the defaults on the original Oasis Promissory Note which is included in related party interest expense. During the year ended December 31, 2021, the Company issued 468,225 common shares in satisfaction of payment in full for the Convertible Promissory Note. At December 31, 2021 there was no outstanding balance on the Oasis Convertible Promissory Note.
Convertible Debt and Warrants
On February 13, 2020, the Company entered into a business advisory agreement with Torrington Financial Services Ltd (“Torrington” or “Advisor”), a financial adviser to the Company. As a result of the below March 23, 2020 transaction, Torrington and its entity under common control, Lallande Poydras Investment Partnership (“Lallande”), both participated in the below offering and were classified as a related party of the Company. At December 31, 2021, Torrington is no longer classified as a related party of the Company.
On March 23, 2020, the Company entered into subscription agreements by and among the Company and the investors party thereto, including the Advisor, a related party, for the purchase and sale of 725 units (collectively, the “Units” and individually, a “Unit”) for aggregate gross proceeds of $725,000 (the “Offering”), with each Unit consisting of (a) a 6% convertible debenture in the principal amount of $1,000, which is convertible at $0.6495 per share into 1,540 common shares of the Company, and (b) a warrant to purchase 1,540 common shares of the Company exercisable at any time on or before the third year anniversary date at an exercise price of $0.60 per share. The warrant included a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 5.0% of the issued and outstanding shares of the Company, calculated on a partially converted basis (i.e., assuming the conversion of all rights to receive common shares of the Company held by the warrant holder).
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
OMM Promissory Note
On August 27, 2020, the Company entered into a settlement agreement with O’Melveny & Myers LLP (“OMM”) pursuant to which the Company issued to OMM a secured promissory note (the “OMM Note”) in the aggregate principal amount of $1.1 million in satisfaction of certain accounts payable owed to OMM. The OMM Note bore interest at 1.68%. In 2020, the Company recorded a gain on forgiveness of liabilities in the amount of $594,000 which was included in interest income and other, net. On April 2, 2021, the Company incurred an extension fee in the amount of $118,000 for the extension of the OMM Note maturity date. During the year ended December 31, 2021, the OMM Note was repaid in full. At December 31, 2021, there was no outstanding balance on the OMM Note.
10.Preferred Shares
Series H Preferred Shares
On October 1, 2021, the Company filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series H Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. The Series H Preferred Shares are convertible provided (and only if and to the extent) that prior shareholder approval of the issuance of all Sphere 3D common shares issuable upon conversion of the Series H Preferred Shares has been obtained in accordance with the rules of the Nasdaq Stock Market, at any time from time to time, at the option of the holder thereof, into 1,000 Sphere 3D common shares for every Series H Preferred Share. Each holder of the Series H Preferred Shares, may, subject to prior shareholder approval, convert all or any part of the Series H Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 9.99% of the total number of outstanding common shares of the Company. Each Series H Preferred Share has a stated value of $1,000. The Series H Preferred Shares are non-voting and do not accrue dividends.
In connection with the Hertford Agreement the Company entered into in July 2021, on October 1, 2021, the Company issued 96,000 Series H Preferred Shares with a fair value of $42.4 million to Hertford. The issuance of the Series H Preferred Shares was triggered by the Company’s $85.0 million deposit made to BitFuFu for digital mining hardware and other equipment. The Company has committed to additional issuances of Series H Preferred Shares to Hertford upon execution of new digital mining hardware equipment contracts as defined in the Hertford Agreement.

Series G Preferred Shares
On July 13, 2021, the Company filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series G Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. Each shareholder of the Series G Preferred Shares, may, at any time, convert all or any part of the Series G Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company.
Each Series G Preferred Share has a stated value of $1,000 and is convertible into the Company’s common shares at a conversion price equal to the lower of (i) 80% of the average of the three lowest volume weighted average price of the common stock during the ten trading days immediately preceding, but not including, the conversion date and (ii) $2.75; however, in no event shall the conversion price be lower than $1.00 per share. The Series G Preferred Shares are non-voting and pay dividends at a rate of 8.0% per annum, payable quarterly.
On July 12, 2021, the Company entered into a Securities Purchase Agreement with two institutional investors for the issuance of an aggregate of $10.0 million worth of Series G Convertible Preferred Shares of the Company (the “Series G Preferred Shares”), and the issuance to the purchasers of an aggregate of 2,000,000 warrants to purchase common shares of the Company, which such warrants have a term of three years from the shareholder approval date of December 22, 2021, and an exercise price of $4.00 per share. Until the Company obtains the approval of its shareholders to do so the Series G Preferred Shares can only be converted into a maximum of 4,400,000 common shares.
During the year ended December 31, 2021, the Company has issued 3,636,364 common shares of the Company for the conversion of 10,000 Series G Preferred Shares. There are no Series G Preferred Shares outstanding at December 31, 2021.
Series E Preferred Shares
On September 17, 2020, the Company filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series E Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. The shareholder of the Series E Preferred Shares, may, at any time, convert all or any Series E Preferred Shares provided that the common shares issuable upon such conversion, together with all other common shares of the Company held by the shareholder in the aggregate, would not cause such shareholder’s ownership of the Company’s common shares to exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company.
Each Series E Preferred Share has a stated value of $1,000 and is convertible into the Company’s common shares at a conversion price equal to the lower of (i) 70% of the average of the three lowest volume weighted average price of the common stock during the ten trading days immediately preceding, but not including, the conversion date and (ii) $2.00; however, in no event shall the conversion price be lower than $1.00 per share. The Series E Preferred Shares are non-voting and pay dividends at a rate of 8.0% per annum, payable quarterly.
On September 14, 2020, the Company entered into a Securities Purchase Agreement (“Westworld SPA”) with Westworld Financial Capital, LLC (“Westworld”), a beneficial owner, relating to the issuance and sale to the investor of 3,000 shares of the Company’s Series E Preferred Shares in a private placement transaction for net proceeds of $2.7 million. The Company paid Torrington a business advisory fee of $240,000 related to this transaction. Under the Westworld SPA, the Company agreed to obtain the consent of Westworld for any additional financings by the Company.
On March 9, 2021, the Company and Westworld entered into an Amendment to the Westworld SPA and on March 23, 2021 the Company issued 250,000 common shares of the Company with a fair value of $653,000 to Westworld for the Company’s failure to file a timely registration statement required under the Westworld SPA. Such expense is included in interest income and other, net on the consolidated statement of operations.

On April 8, 2021, the Company was in default for failure to file a timely registration statement for the shares issued on March 9, 2021. As stated in the Amendment to the Westworld SPA, the Company incurred a penalty equal to 24.0% per annum on the additional common shares fair value of $653,000 until September 19, 2021.
During the year ended December 31, 2021, the Company issued 2,456,918 common shares of the Company for the conversion of 3,000 Series E Preferred Shares. There are no Series E Preferred Shares outstanding at December 31, 2021.
Series D Preferred Shares
On May 6, 2020, the Company filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series D Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. The Series D Preferred Shares are convertible into our common shares, at a conversion price equal to $0.65, subject to certain anti-dilution adjustments. Each shareholder of the Series D Preferred Shares, may, at any time, convert all or any part of the Series D Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company.
On April 30, 2020, the Company entered into a Securities Purchase Agreement with two investors relating to the issuance and sale, in the aggregate, of 1,694,000 shares (the “Shares“) of Series D Preferred Shares, no par value and warrants to purchase up to 1,694,000 common shares of the Company in a private placement transaction, in exchange for the assignment to the Company by the investors of certain convertible promissory notes receivable held by the investors in an aggregate amount of $1.1 million. The warrants are exercisable at an exercise price equal to $0.92 per common share, subject to adjustments as provided under the terms of the warrants, and are exercisable for five years. The warrants include a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 5.0% of the issued and outstanding shares of the Company, calculated on a partially converted basis (assuming the conversion of all rights to receive common shares of the Company held by the warrant holder). The Series D Preferred Shares are convertible at the option of the holder, subject to certain conditions.
During the years ended December 31, 2021 and 2020, the Company issued 909,000 and 785,000 common shares of the Company, respectively, for the conversion of 909,000 and 785,000 Series D Preferred Shares, respectively. There are no Series D Preferred Shares outstanding at December 31, 2021.
Series C Preferred Shares
On October 30, 2019, the Company passed a resolution authorizing the filing of articles of amendment to create a series of preferred shares, being, an unlimited number of Series C Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. On November 6, 2019, the Company filed the Articles of Amendment to create the Series C Preferred Shares. Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series C Preferred Shares, each preferred share, subject to prior shareholder approval, are convertible into our common shares, at a conversion rate in effect on the date of conversion. Overland Storage Inc. (“Overland”), a former related party and the sole shareholder of the Series C Preferred Shares, agreed that it would not exercise its conversion right with respect to its Series C Preferred Shares until the earlier of (i) October 31, 2020 or (ii) such time that we file for bankruptcy or an involuntary petition for bankruptcy is filed against us (unless such petition is dismissed or discharged within 30 days).
On October 31, 2020, the Company received notification requesting conversion of the Series C Preferred Shares held by Overland. On March 3, 2021, the Company issued two investors in the aggregate 1,440,000 common shares for the conversion of all of the outstanding 1,600,000 Series C Preferred Shares. There are no Series C Preferred Shares outstanding at December 31, 2021.

Series B Preferred Shares
In July 2019, the Company filed of articles of amendment to create a series of preferred shares, being, an unlimited number of Series B Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. In July 2019, following the filing of the Articles of Amendment to create the Series B Preferred Shares, the Company entered into a share exchange agreement with FBC Holdings SARL (“FBC Holdings”) to exchange 6,500,000 Series A Preferred Shares held by FBC Holdings for 6,500,000 Series B Preferred Shares, which included accrued dividends. Pursuant to the terms of a waiver agreement entered into by FBC Holdings and the Company on April 8, 2021, FBC Holdings has irrevocably and unconditionally waived its ability, upon providing the Company with at least 61 days' prior written notice, to increase or decrease the maximum percentage from the 9.99% threshold provided for in the Company's articles of amendment governing the rights and preferences of outstanding shares of Series B Preferred Shares unless FBC Holdings obtains the Company's prior written consent.
The Series B Preferred Shares (i) were convertible into the Company’s common shares, subject to prior shareholder approval, at a conversion rate equal to $1.00 per share, plus accrued and unpaid dividends, divided by an amount equal to 0.85 multiplied by a 15-day volume weighted average price per common share prior to the date the conversion notice is provided (the “Conversion Rate”), subject to a conversion price floor of $0.80, (ii) after November 13, 2020, fixed, preferential, cumulative cash dividends at the rate of 8.0% of the Series B Preferred Shares subscription price per year, and (iii) carry a liquidation preference equal to the subscription price per Series B Preferred Share plus any accrued and unpaid dividends. In August 2021, all of the Series B Preferred Shares were converted and the Company issued 2,639,542 common shares of the Company, including 107,481 common shares for satisfaction of outstanding accrued Series B Preferred dividends. There are no Series B Preferred Shares outstanding at December 31, 2021.
In August 2019, the Company issued 343,778 Series B Preferred Shares with a fair value of $343,778 to FBC Holdings in satisfaction of accrued dividends at such date.
As of December 31, 2021 and 2020, accrued liabilities included nil and $71,000, respectively, for related party preferred shares dividends. For the years ended December 31, 2021, 2020 and 2019, there were related party preferred dividends of $329,000, $142,000, and $292,000, respectively.
11.Share Capital
In December 2021, the Company entered into a consulting agreement with MCSK Holdings Ltd. (“MCSK”) to advise and assist the Company in developing and implementing appropriate plans and materials for presenting the Company and its business plan, strategy and personnel to certain identified providers of utilities for the purpose of establishing cryptocurrency operations (the “MCSK Consulting Agreement”). As compensation for MCSK’s services to be provided pursuant to the MCSK Consulting Agreement, the Company issued to MCSK 300,000 common shares with a fair value of $1.2 million.
In October 2021, the Company issued 2,880,000 common shares with a fair value of $12.8 million for a fee incurred under the July 31, 2021 Majestic Dragon agreement related to the Series H Preferred Shares issued to Hertford on October 1, 2021. The Company applied a 25% discount for lack of marketability of common shares for the six-month restriction based on a put option pricing model using volatility of 140% and a risk-free rate of 0.05%. In August 2021, the Company issued 135,000 common shares with a fair value of a $456,000 under the Majestic Dragon agreement for a finder’s fee related to the Hertford Agreement.
In October 2021, in consideration for Westworld waiving its rights to consent to any and all past, present and future additional financings by the Company, the parties entered into a second amendment to the Westworld SPA under which the Company issued to Westworld, 850,000 warrants to purchase 850,000 common shares of the Company, which such warrants have a fair value of $2.8 million, a term of three years, and an exercise price of $6.00 per share.

In September 2021, the Company completed a registered direct offering of an aggregate of 22,600,000 common shares, no par value, and warrants to purchase an aggregate of 11,299,000 common shares of the Company at a combined offering price of $8.50 per share. The warrants have an exercise price of $9.50 per share. Each warrant is exercisable for one common share and is immediately exercisable and will expire five years from the issuance date. A holder (together with its affiliates) may not exercise any portion of such holder's warrants to the extent that the holder would own more than 4.99% of the Company's outstanding common shares immediately after exercise, except that upon notice from the holder to the Company, the holder may decrease or increase the limitation of ownership of outstanding stock after exercising the holder's warrants up to 9.99% of the number of common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants, provided that any increase in such limitation shall not be effective until 61 days following notice to the Company. Net proceeds, after deducting placement agent's fees, commissions and other offering expenses, were approximately $176.3 million. Maxim Group LLC (“Maxim”) acted as the sole placement agent in connection with the offering. The proceeds will be used, in part, towards the purchase of crypto mining machines.
In August 2021, the Company completed the purchase and sale of 2,488,530 units (collectively, the “Units” and individually, a “Unit”) at a combined offering price of $4.25 per Unit with each Unit consisting of (a) one common share of the Company, (b) a warrant to purchase one common share of the Company at an exercise price of $6.50 per share immediately exercisable and will expire three years from the issuance date (the “A Warrant”), and (c) a warrant to purchase one common share of the Company at an exercise price of $7.50 per share immediately exercisable and will expire three years from the issuance date (the “B Warrant”) (collectively the “August 2021 Warrants”). The August 2021 Warrants include a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 4.99% of the issued and outstanding shares of the Company, calculated on a partially converted basis (i.e., assuming the conversion of all rights to receive common shares of the Company held by the warrant holder). In addition, as an introduction fee, the Company issued to OTC Hospitality Group 106,958 A Warrants and 106,958 B Warrants, with the same terms as the August 2021 Warrants, to purchase, in the aggregate, up to 213,916 common shares and paid to OTC Hospitality Group $456,000 in cash. Net proceeds were approximately $10.1 million. The Company intends to use the proceeds for general corporate and working capital purposes.
In May 2021, the Company completed the closing of its underwritten public offering of 5,600,000 common shares at a price to the public of $1.25 per share. Maxim acted as the sole placement agent in connection with the offering. The Company granted to Maxim a 45-day option to purchase up to an additional 700,000 common shares, at the public offering price less underwriting discounts and commissions, of which Maxim has exercised its option to purchase the additional common shares. In addition, the Company issued Maxim 224,000 warrants, with a cashless provision, to purchase up to 224,000 common shares at a purchase price of $1.375. Net proceeds after deducting underwriting discounts, commissions and other offering expenses were approximately $6.8 million, inclusive of the over-allotment.
In May 2021, the Company entered into a settlement and termination agreement with Torrington, and as full and final settlement of all amounts owing under the February 13, 2020 Business Advisory Agreement, whether fixed, contingent or otherwise, the Company issued to Torrington, as a one-time payment, share certificates representing 600,000 common shares of the Company with a fair value of $795,000.
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
In May 2020, the Company entered into an equity purchase agreement and registration rights agreement with Oasis Capital, LLC (“Oasis”), to purchase from the Company up to $11.0 million worth of common shares of the Company. Under the purchase agreement, the Company has the right to sell up to $11.0 million of its common shares to Oasis over a 36-month period. The Company controlled the timing and amount of any sales to Oasis, and Oasis is obligated to make purchases in accordance with the purchase agreement, upon certain terms and conditions being met. The purchase agreement, which contained a floor price of $1.58 per common share, allowed the Company to fund its needs in a more expedient and cost-effective manner, on the pricing terms set forth in the purchase agreement. The equity line was designed to provide capital to the company as it is required. On October 26, 2020, the Company issued 30,000 unregistered common shares of the Company to Oasis, with a fair value of $77,000, in exchange for a waiver from Oasis of its prepayment right under the Oasis promissory note as a result of the Series E Preferred Shares transaction. During the years ended December 31, 2021 and 2020, the Company issued 630,000 and 200,000 common shares, respectively, to Oasis for gross proceeds of $1.3 million and $0.4 million, respectively, under the terms and conditions of the equity purchase agreement. In November 2021, the equity purchase agreement with Oasis was terminated by the Company.
The Company has Unlimited authorized shares of common shares at no par value. At December 31, 2021, the Company had the following outstanding warrants to purchase common shares:

Date issued	Contractual life (years)	Exercise price per share	Number outstanding	Expiration
August 2017	5	$42.00	37,500	August 11, 2022
August 2017	5	$42.00	11,876	August 16, 2022
August 2017	5	$42.00	25,625	August 22, 2022
April 2018	5	$5.60	111,563	April 17, 2023
March 2020	3	$0.60	31,000	March 23, 2023
July 2021	3	$4.00	2,000,000	December 22, 2024
August 2021	3	$6.50	2,595,488	August 25, 2024
August 2021	3	$7.50	2,595,488	August 25, 2024
September 2021	5	$9.50	11,299,999	September 8, 2026
October 2021	3	$6.00	850,000	October 1, 2024
			19,558,539

12.Equity Incentive Plans
As of December 31, 2021, a total of 2,042,578 common shares are authorized for issuance with respect to awards granted under the 2015 Plan (not including shares subject to terminated awards under our Second Amended and Restated Stock Option Plan that become available for issuance under the 2015 Plan). In addition, the share limit will automatically increase on the first trading day in January of each calendar year during the term of the 2015 Plan by an amount equal to the lesser of (i) 10% of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the Board. The 2015 Plan authorizes the board of directors to grant stock and options awards to directors, employees and consultants. As of December 31, 2021, the Company had approximately 404,000 share-based awards available for future grant.
The Company’s Employee Stock Purchase Plan (“ESPP”) authorizes the purchase of up to 37,500 common shares by employees under the plan. As of December 31, 2021 and 2020, there were no offering periods available to employees.
Stock Options
There were no options granted in 2021. The options granted in 2020 were issued to non-employees for services performed. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, using expected volatility of 125%, risk-free interest rate of 0.195% and expected term of 18 months. The expected volatility was based on the Company’s historical share price. The risk-free interest rate is determined based upon a constant maturity U.S. Treasury security with a contractual life approximating the expected term of the option. The expected term of options granted is based on term of the award. Option awards can be granted for a maximum term of up to ten years. For the years ended December 31, 2021 and 2020, the intrinsic value of stock options exercised was $0.5 million and $10,000, respectively.
Option activity is summarized below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding — January 1, 2019	20,050	$199.06
Granted	—	$—
Exercised	—	$—
Forfeited	(17,450)	$160.93
Options outstanding — December 31, 2019	2,600	$781.19
Granted	130,000	$2.52
Exercised	(30,000)	$2.52
Forfeited	(1,425)	$995.07
Options outstanding — December 31, 2020	101,175	$8.94
Granted	—	$—
Exercised	(100,000)	$2.52
Forfeited	(500)	$542.00
Options outstanding — December 31, 2021	675	$565.76	1.7	$—
Vested and expected to vest — December 31, 2021	675	$565.76	1.7	$—
Exercisable — December 31, 2021	675	$565.76	1.7	$—

Restricted Stock Units
The following table summarizes information about RSU activity:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding — January 1, 2019	53,004	$31.21
Granted	100,000	$2.51
Vested and released	(131,541)	$9.68
Forfeited	(665)	$64.95
Outstanding — December 31, 2019	20,798	$4.99
Granted	—	$—
Vested and released	(20,420)	$3.82
Forfeited	(378)	$68.02
Outstanding — December 31, 2020	—	$—
Granted	206,053	$2.80
Vested and released	(133,553)	$2.55
Forfeited	(12,500)	$2.29
Outstanding — December 31, 2021	60,000	$3.46
The estimated fair value of RSUs was based on the market value of the Company’s common shares on the date of grant. RSUs typically vest over a period of three years from the original date of grant. The total grant date fair value of RSUs vested during the years ended December 31, 2021, 2020 and 2019 was approximately $0.3 million, $0.1 million, and $1.3 million, respectively. The fair value of RSUs vested during the years ended December 31, 2021, 2020 and 2019 was approximately $392,000, $17,000, and $211000, respectively.
Outside of 2015 Equity Incentive Plan
On March 26, 2019, the Board of Directors of the Company approved and granted 100,000 RSUs outside of the 2015 Plan to an employee. The RSUs have an estimated fair value of $2.51 per unit and fully vested in 2019.
Restricted Stock Awards
During 2021, 2020 and 2019, the Company granted restricted stock awards (“RSA”) to certain employees, directors and consultants in lieu of cash payment for services performed. The estimated fair value of the RSAs was based on the market value of the Company’s common shares on the date of grant. The RSAs were fully vested on the date of grant. The fair value of the RSAs vested during the years ended December 31, 2021, 2020 and 2019 was approximately $1.4 million, $0.8 million, and $0.2 million, respectively.

The following table summarizes information about RSA activity:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding — January 1, 2019	—	$—
Granted	194,000	$1.20
Vested	(194,000)	$1.20
Outstanding — December 31, 2019	—	$—
Granted	400,841	$1.92
Vested	(400,841)	$1.92
Outstanding — December 31, 2020	—	$—
Granted	301,880	$4.74
Vested	(301,880)	$4.74
Outstanding — December 31, 2021	—	$—
Share-Based Compensation Expense
The Company recorded the following compensation expense related to its share-based compensation awards (in thousands):

	Year Ended December 31,
	2021	2020	2019
Sales and marketing	$131	$2	$279
Research and development	—	3	61
General and administrative	235	—	297
Total share-based compensation expense	$366	$5	$637
As of December 31, 2021, there was $0.2 million unrecognized compensation expense related to unvested equity-based compensation awards, and is expected to be recognized over a weighted average period of five months.
13.Net Loss per Share
Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Preferred shares, outstanding common share purchase warrants, and outstanding options are considered common stock equivalents and are only included in the calculation of diluted earnings per common share when net income is reported and their effect is dilutive. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.
Anti-dilutive common share equivalents excluded from the computation of diluted net loss per share were as follows:

	December 31,
	2021	2020	2019
Common share purchase warrants	19,558,539	2,786,534	205,562
Preferred shares	96,000	9,355,778	8,443,778
Options and RSUs outstanding	60,675	101,175	23,398

14.Income Taxes
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
At December 31, 2021, there were no unrecognized tax benefits. The Company believes it is reasonably possible that, within the next 12 months, the amount of unrecognized tax benefits may remain unchanged. The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. The Company had no material accrual for interest and penalties on its consolidated balance sheets at December 31, 2021 and 2020, and recognized no interest and/or penalties in the consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019.
The components of loss before income taxes were as follows (in thousands):

	Year Ended December 31,
	2021	2020	2019
Domestic	$(21,577)	$(4,546)	$(1,815)
Foreign	4,273	(1,229)	(2,466)
Total	$(17,304)	$(5,775)	$(4,281)
A reconciliation of income taxes computed by applying the federal statutory income tax rate of 26.5% to loss before income taxes to the total income tax benefit reported in the accompanying consolidated statements of operations is as follows (in thousands):

	Year Ended December 31,
	2021	2020	2019
Income tax at statutory rate	$(4,586)	$(1,531)	$(1,134)
Foreign rate differential	(139)	(37)	(77)
Change in valuation allowance	4,358	1,588	15,104
Share-based compensation expense	—	—	85
Forgiveness of debt	(236)	—	—
Impairment of acquired intangible assets	110	—	—
Change to provision and other true-ups	144	119	(13,371)
Other differences	334	(135)	(607)
(Benefit from) provision for income taxes	$(15)	$4	$—

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

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss and capital loss carryforwards	$31,210	$26,539
Intangible assets	2,716	2,381
Share-based compensation	26	1
Other	261	992
Deferred tax assets, gross	34,213	29,913
Valuation allowance for deferred tax assets	(34,213)	(29,854)
Deferred tax assets, net of valuation allowance	—	59
Deferred tax liabilities:
Indefinite-lived intangible assets	—	(74)
Deferred tax liabilities	—	(74)
Net deferred tax liabilities	$—	$(15)
Net deferred tax liabilities is included in other non-current liabilities. At December 31, 2021, the Company had Canadian net operating loss carryforwards of $59.3 million. These carryforwards will begin expiring December 31, 2031, unless previously utilized. At December 31, 2021, the Company had U.S. federal net operating loss carryforwards of $11.0 million that begin expiring in December 31, 2034 unless previously utilized, except for $7.2 million that have no expiration date. The Company also has net capital loss carryforwards in Canada of $27.7 million, which are available indefinitely to offset taxable capital gains.
15.Related Party Transactions
In November 2018, the Company entered into a Transition Service Agreement (“TSA”) to facilitate an orderly transition process for the divestiture of Overland. As of December 31, 2021 and 2020, the TSA had a prepaid balance of nil and $115,000. Overland is no longer a related party of the Company. Net expense incurred by the Company for to the TSA when Overland was classified as a related party was minimal during 2021. Net expense incurred by the Company was approximately $230,000 and $525,000 for the years ended December 31, 2020 and 2019, respectively.
In August 2019, the Company entered into agreements with certain executives of the Company and the Company’s Board of Directors to extinguish certain accrued liabilities. The Company wrote off $1.7 million of outstanding liabilities and recorded a gain on forgiveness of liabilities, which is included in other income (expense), net.
As of December 31, 2021 and 2020, accounts payable and accrued liabilities included nil and $247,000, respectively, due to related parties.
16.Commitments and Contingencies
Leases
As of December 31, 2021 and 2020, the Company had no right-to-use lease assets or liabilities.
Rent expense under non-cancelable operating leases is recognized on a straight-line basis over the respective lease terms and $0.2 million for the year ended December 31, 2019. The Company vacated such premise in September 2019.

NuMiner Machine Purchase Agreement
In November 2021, the Company paid a $10.0 million refundable deposit to NuMiner with the intent to enter into an agreement with NuMiner to purchase 60,000 units of new NM440 Machines for the purpose of cryptocurrency mining, which agreement was executed in February 2022 (the “NuMiner Agreement”). In the event the evaluation of the NM440 Machines that NuMiner will provide to the Company for evaluation purposes yield results unsatisfactory to the Company, and the purchase agreement is terminated, all payments shall be returned to the Company. If, upon evaluation, the NM440 Machines perform to the satisfaction of the terms outlined in the contract, the Company will apply the advanced payments and make the remaining payments to NuMiner throughout 2022. To make such payments, the Company anticipates pursuing financing through debt and/or equity markets and/or utilizing the vendor financing provided for in the NuMiner Agreement. In the event the NuMiner Agreement is performed in full, the aggregate payments to NuMiner will be $1.7 billion in 2022
Master Services Agreement
On August 19, 2021, Gryphon entered into a Master Services Agreement with the Company (the “Gryphon MSA”). To provide greater certainty as to the term of the Gryphon MSA, on December 29, 2021, the Company and Gryphon entered into Amendment No. 1 to the Gryphon MSA (the “Gryphon MSA Amendment”) to extend the initial term of the Gryphon MSA from three to four years, or to five years in the event the Company does not receive delivery of a specified minimum number of cryptocurrency mining machines during 2022. Subject to written notice from the Company and an opportunity by Gryphon to cure for a period of up to 180 days, the Company shall be entitled to terminate the Gryphon MSA in the event of: (i) Gryphon’s failure to perform the services under the Gryphon MSA in a professional and workmanlike manner in accordance with generally recognized crypto-mining industry standards for similar services, or (ii) Gryphon’s gross negligence, fraud or willful misconduct in connection with performing the services. Gryphon shall be entitled to specific performance or termination for cause in the event of a breach by the Company, subject to written notice and an opportunity to cure for a period of up to 180 days. As consideration for the Gryphon MSA, Gryphon shall receive the equivalent of 22.5% of the net operating profit, as defined in the Gryphon MSA, of all of the Company’s blockchain and cryptocurrency-related operations as a management fee.
Digital Mining Hosting Sub-Lease
On October 5, 2021, the Company entered into a Sub-License and Delegation Agreement (“Hosting Sub-Lease”) by and between Gryphon and the Company, which assigned to the Company certain Master Services Agreement, dated as of September 12, 2021 (the “Core Scientific MSA”), by and between Core Scientific, and Gryphon and Master Services Agreement Order #2 (“Order 2”). On December 29, 2021, the Company and Gryphon entered into Amendment No. 1 to the Sub-Lease Agreement (the “Sub-Lease Amendment”) to provide Gryphon the right to recapture the usage of up to 50% of the hosting capacity to be managed by Core Scientific if the Merger Agreement is terminated prior to consummation of the merger. The agreement allows for approximately 230 MW of carbon neutral digital mining hosting capacity to be managed by Core Scientific as hosting partner. The agreement features the installation of digital asset miners at Core Scientific's net carbon neutral blockchain data centers over the course of 14 months. As part of the agreement, Core Scientific will provide digital mining fleet management and monitoring solution, Minder™, data analytics, alerting, monitoring, and miner management services. As of December 31, 2021, the Company has paid $20.0 million to Gryphon for Order 2. The remaining commitment of $31.3 million is to be paid over the next ten months.
The Hosting Sub-Lease shall automatically terminate upon the termination of the Core Scientific MSA and/or Order 2 in accordance with their respective terms. In addition, upon any termination of the Gryphon Merger Agreement by Sphere 3D, Gryphon shall have the right, in its sole discretion, to terminate this Core Scientific MSA in its entirety (including the Hosting Sub-Lease) upon not less than 180 calendar days’ written notice to Sphere 3D.

BitFuFu Machine Purchase Agreement
In July 2021, the Company entered into an agreement with BitFuFu, subsequently amended in September 2021, for the purchase of digital mining hardware and other equipment to the Company. The Company has committed to purchase 60,000 machines for an aggregate value of $305.7 million through December 2022. As of December 31, 2021, the Company has paid a $92.0 million down payment to BitFuFu for prepayment towards the machines which began delivery in January 2022. The down payment and payment of total purchase price are not refundable, save as otherwise mutually agreed to by the parties. The remaining $213.7 million is payable over the next nine months.
SPAC Sponsor Loan Commitment to MEOA
In September 2021, the Company’s subsidiary, SPAC Sponsor, entered into an agreement with MEOA to provide MEOA with loans in such amounts as may be required by MEOA from time to time to fund MEOA’s working capital requirements, up to an aggregate of $0.5 million (the “MEOA Commitment Agreement”). Each such loan would be evidenced by a promissory note, and would be payable upon consummation of MEOA’s initial business combination, without interest, or, at the SPAC Sponsor’s discretion, would be convertible into warrants of MEOA at a price of $1.00 per warrant. If MEOA does not complete a business combination, any such loans would be forgiven.
Majestic Dragon Financial Advisory Services
In July 2021, the Company retained, Majestic Dragon Financial Services Ltd. (“Majestic Dragon”), to provide consulting and financial advisory services to the Company commencing on the closing of the Hertford Agreement, dated as of July 31, 2021, for a term ending on the date on which Majestic Dragon and its affiliates or any funds managed by Majestic Dragon cease to own, directly or indirectly, any equity interests of the Company. The Company will pay Majestic Dragon (i) 3.0% of the Hertford Agreement transaction, paid in common shares, which amount shall be paid concurrently with any payment made to Hertford for the placement of the assets to the Company from Hertford pursuant to the terms of the Hertford Agreement, and (ii) 100 Bitcoin per year for a period of two years, payable from the first coin mined in the corresponding year.
Letters of credit
During the ordinary course of business, the Company provides standby letters of credit to third parties as required for certain transactions initiated by the Company. As of December 31, 2021, the Company’s had no outstanding standby letters of credit.

Warranty and Extended Warranty
The Company had $56,000 and $154,000 in deferred costs included in other current and non-current assets related to deferred service revenue at December 31, 2021 and 2020, respectively. Changes in the liability for deferred revenue associated with extended warranties and service contracts were as follows (in thousands):

Deferred Revenue
Liability at January 1, 2020	$1,109
Revenue recognized during the period	(817)
Change in liability for warranties issued during the period	447
Liability at December 31, 2020	739
Liabilities sold	(134)
Revenue recognized during the period	(760)
Change in liability for warranties issued during the period	369
Liability at December 31, 2021	$214
Current liability	$155
Non-current liability	59
Liability at December 31, 2021	$214
Litigation
The Company is, from time to time, subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending proceedings will not have a material effect on the Company’s results of operations, financial position or cash flows.
In April 2015, the Company filed a proof of claim in connection with bankruptcy proceedings of V3 Systems, Inc. (“V3”) based on breaches by V3 of the Asset Purchase Agreement entered into between V3 and the Company dated February 11, 2014 (the “APA”). On October 6, 2015, UD Dissolution Liquidating Trust (“UD Trust”), post-confirmation liquidating trust established by V3’s plan of liquidation, filed a complaint against the Company and certain of its current and former directors in the U.S. Bankruptcy Court for the District of Utah Central Division objecting to our proof of claim and asserting claims for affirmative relief against the Company and its directors. This complaint alleges, among other things, that Sphere 3D breached the APA and engaged in certain other actions and/or omissions that caused V3 to be unable to timely sell the Sphere 3D common shares received by V3 pursuant to the APA. The UD Trust seeks, among other things, monetary damages for the loss of the potential earn-out consideration, the value of the common shares held back by us pursuant to the APA and costs and fees.
In March 2018, UD Trust filed a complaint in U.S. District Court for the Northern District of California (“California Complaint”) asserting that two transactions involving the Company constitute fraudulent transfers under federal and state law. First, UD Trust alleges that the consolidation of the Company’s and its subsidiaries’ indebtedness to the Cyrus Group into a debenture between FBC Holdings and the Company in December 2014 constitutes a fraudulent transfer. Second, UD Trust alleges that the Share Purchase Agreement constitutes a fraudulent transfer, and seeks to require that the proceeds of the transaction be placed in escrow until the V3 litigation is resolved. The California Complaint also asserts a claim against the Company’s former CEO for breach of fiduciary duty, and a claim against the Cyrus Group for aiding and abetting breach of fiduciary duty. On July 25, 2018, the Company filed a motion seeking to dismiss all of the claims asserted against the Company and its former CEO. On the same day, the Cyrus Group filed a motion seeking to dismiss all claims asserted against the Cyrus Group. The UD Trust voluntarily dismissed this case without prejudice on February 5, 2020.

In October 2019, UD Trust filed an amended complaint in the Delaware Bankruptcy Court. The amended complaint includes all of the claims and parties in the original complaint first filed in October 2015 in the Utah Bankruptcy Court as well as the claims and additional parties in the California Complaint.
In February 2020, the Company filed a renewed motion seeking to dismiss the majority of the claims asserted by the UD Trust in the amended complaint. On that same day, the Company also filed a counterclaim against the UD Trust in which the Company alleged that V3 breached numerous provisions of the APA. The Company’s current and former officers and directors that were named as defendants in the amended complaint as well as the Cyrus Group all filed motions seeking to dismiss all claims that the UD Trust alleged against them. In March 2021, the Delaware Bankruptcy Court issued a Memorandum Opinion in which it for the most part denied the defendants’ motions.
In December 2021, the parties participated in a mediation. At the mediation, the parties reached an agreement in principle to settle all claims between and among them. The parties entered a definitive Settlement Agreement and Mutual Release effective December 20, 2021. Under this agreement, the Company agreed to pay UD Trust $2.85 million in exchange for a release of all claims. The Settlement Agreement and Mutual Release was approved by the Utah Bankruptcy Court by order dated February 14, 2022.
17.Segmented Information
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
Information about Products and Services
The following table summarizes net revenue (in thousands):

	Year Ended December 31,
	2021	2020	2019
Disk systems	$908	$2,347	$3,086
Service	2,812	2,501	2,493
Total	$3,720	$4,848	$5,579
Information about Geographic Areas
The Company markets its products domestically and internationally. Revenue is attributed to the location to which the product was shipped. The Company divides its worldwide sales into the following geographical regions: Americas; APAC, consisting of Asia Pacific countries; and EMEA consisting of Europe, the Middle East and Africa.
The following table summarizes net revenue by geographic area (in thousands):

	Year Ended December 31,
	2021	2020	2019
Americas	$3,720	$4,844	$5,023
EMEA	—	4	200
APAC	—	—	356
Total	$3,720	$4,848	$5,579

18.Subsequent Events
Gryphon Escrow Shares
In March 2022, in connection with the Merger Agreement, the Company issued into escrow 850,000 common shares with a fair value of $1.2 million, which will be released to Gryphon if the merger transaction is not consummated.
SPAC Sponsor Loan to MEOA
In February and March 2022, the Company’s subsidiary, SPAC Sponsor, in connection with the MEOA Commitment Agreement, entered into promissory notes with MEOA for a loan in the aggregate amount of $337,000. Such loan is payable upon consummation of MEOA’s initial business combination, without interest, or, at the SPAC Sponsor’s discretion, would be convertible into warrants of MEOA at a price of $1.00 per warrant. If MEOA does not complete a business combination such loan would be forgiven.
Financial Advisory Services
In December 2021, the Company entered into a consulting agreement with PGP Capital Advisors. (“PGP”) which was amended on February 7, 2022, to provide financial advisory services (as amended, the “PGP Consulting Agreement”). As compensation for PGP’s services to be provided pursuant to the PGP Consulting Agreement, on February 7, 2022, the Company issued to PGP (i) 100,000 common shares with a fair value of $0.2 million, (ii) 100,000 warrants to purchase up to 100,000 common shares at an exercise price of $4.00 per share, (iii) 100,000 warrants to purchase up to 100,000 common shares at an exercise price of $5.00 per share, and (iv) 100,000 warrants to purchase up to 100,000 common shares at an exercise price of $6.00 per share. The warrants are immediately exercisable and expire five years from the issuance date.
Waxahachie Lease
In January 2022, the Company entered into a lease agreement for administrative offices and research facilities located in Waxahachie, Texas (the “Waxahachie Lease”) for approximately 3,600 square feet. The Waxahachie Lease occupancy will begin upon completion of certain tenant improvements, which are included in the Waxahachie Lease for up to $146,880, and has a term of five years. Occupancy is expected by June 2022. The Company will also pay a pro rata share of operating costs, insurance costs, utilities and real property taxes.